
05012226

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Billabong International Limited

*CURRENT ADDRESS 1 Billabong Place
Burleigh Heads QLD
4220 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 3 2005
THOMSON
FINANCIAL

FILE NO. 82- 34921 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 11/1/05

BILLABONG INTERNATIONAL LIMITED (BBG)

List of Documents Filed
July 1, 2004 to December 31, 2004

Rule 12g3-2(b)(1)(ii)

Document:	Date Issued:	Required By:	Source:
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	07/01/04	ASX[1]	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	07/01/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	07/13/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	07/19/04	ASX	ASX Website
Form 604—Notice of Change of Interests of Substantial Holder (Concord Capital)	07/29/04	ASX	ASX Website
Form 605—Notice of Ceasing To Be a Substantial Holder (FMR Corp.)	08/06/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	08/10/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	08/11/04	ASX	ASX Website
Press Release-Results for year ended June 30, 2004	08/23/04	ASX	ASX Website
Preliminary Final Report	08/23/04	ASX	ASX Website
Full Financial Report 2003-04	08/23/04	ASX	ASX Website
Final Year Results 03/04 (Commentary)	08/23/04	ASX	ASX Website
Form 603—Notice of Initial Substantial Holder (FMR Corp.)	09/06/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	09/10/04	ASX	ASX Website

[1] ASX=Australian Stock Exchange

Document:	Date Issued:	Required By:	Source:
Notice of Annual General Meeting	09/17/04	ASX	ASX Website
Explanatory Memorandum	09/17/04	ASX	ASX Website
03/04 Full Financial Report	09/17/04	ASX	ASX Website
03/04 Concise Annual Report	09/17/04	ASX	ASX Website
Executive Performance Share Plan—Plan Rules	09/17/04	ASX	ASX Website
Executive Performance Share Plan Trust Deed--Australia	09/17/04	ASX	ASX Website
Executive Performance Share Plan Trust Deed—International	09/17/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	09/20/04	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Naude)	09/20/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	09/22/04	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (O'Neill)	09/22/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	09/24/04	ASX	ASX Website
Form 605—Notice of Ceasing To Be a Substantial Holder (FMR Corp. and FIL)	09/29/04	ASX	ASX Website
Announcement—Appointment of New CFO	09/29/04	ASX	ASX Website
Announcement—Acquisition of Kustom Surf Shoes	09/30/04	ASX	ASX Website
Form 604—Notice of Change of Interests of Substantial Holder (Pemberton)	10/08/04	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Pemberton)	10/08/04	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Merchant)	10/19/04	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Paull)	10/19/04	ASX	ASX Website
Form 604—Notice of Change of Interests of Substantial Holder (Gordon Stanley Merchant)	10/19/04	ASX	ASX Website
Stock Exchange Announcement—Chairman's Address to the Annual General Meeting of Members	10/22/04	ASX	ASX Website
Stock Exchange Announcement—Annual General Meeting Resolutions	10/22/04	ASX	ASX Website
Stock Exchange Announcement—Correction Annual General Meeting Resolutions	10/22/04	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Kunkel)	10/26/04	ASX	ASX Website

Document:	Date Issued:	Required By:	Source:
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	11/04/04	ASX	ASX Website
Form 604—Notice of Change of Interests of Substantial Holder (AMP Limited)	11/08/04	ASX	ASX Website
Form 605—Notice of Ceasing To Be a Substantial Holder (AMP Limited)	11/12/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	11/19/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	11/24/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	11/24/04	ASX	ASX Website
Form 603—Notice of Initial Substantial Holder (AMP Limited)	11/29/04	ASX	ASX Website
Form 605—Notice of Ceasing To Be a Substantial Holder (AMP Limited)	12/01/04	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	12/03/04	ASX	ASX Website
Form 484 – Change to Company Details – Share Issue	07/02/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	07/13/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	07/19/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	08/10/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	09/13/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	09/24/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	11/04/04	ASIC	Billabong ASIC lodgement file

Document:	Date Issued:	Required By:	Source:
Form 484 – Change to Company Details – A/R Top 20	11/12/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	11/19/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	11/24/04	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	12/03/04	ASIC	Billabong ASIC lodgement file


03/04
final year results
Honolua Surf co.
HAWAII
vonzipper
element
BILLABONG



Address by Derek O'Neill

Billabong's Chief Executive Officer

I am pleased to report that Billabong has recorded a net profit after tax of $87 million, up 14% on the previous year. Earnings per share grew 13% to 43 cents. The company has lifted its second half dividend to 14 cents per share to take the full-year dividend to 26.5 cents a share fully franked. This is up 13% on the prior year's 23.5 cents a share. The annual dividend payout ratio has been maintained at 62%.

Total reported sales in Australian dollars were $675 million, representing 8% growth. Underlying sales growth in local currencies was 21%, reflecting the international nature of our business.

Group EBITDA margins lifted to 21.4% from 20.1%, with strong improvements in both the US and Australasia. Cashflow from operations increased 33% to $66.6 million.

US sales were up 7% in Australian dollars and EBITDA margins improved to 18.8% from 18.4%. The strength of the US performance was evident in local currencies where sales were up 30%. Australasian sales grew 14% with the EBITDA margin lifting to 26.9% from 22.9%. European sales grew by 5% in Australian dollars, or 13% in local currencies, in a difficult retail environment.

Among the brands, Billabong was very strong, Element continued to grow and now accounts for 12% of group sales as reported in Australian dollars, Von Zipper maintained its penetration into new markets and Honolua Surf Company was added to the mix.

Overall it has been a very exciting year. Through all of this outstanding growth the company maintained its core brand values. Authenticity, consistency and innovation remain key elements in the success of Billabong, as does the company's ability to foster a retail environment that gives the end customer a total brand experience. Billabong continues to attract the right mix of youth and experience among its employees to ensure these same challenges are met into the future.



AMERICA

Billabong has maintained exceptional growth in the US in both the men's and women's markets. Sales revenue was up 7% in Australian dollars, or 30% in local currency, from US$176 million to US$229 million. EBITDA in local currency was $43 million, an increase of 33% on the prior year. EBITDA margins strengthened to 18.8%, up from 18.4%, reflecting management's continued focus in this area. Billabong experienced strong sell-through at retail.

Product design, coupled with strong marketing campaigns, has increased the awareness of Billabong and underpinned brand momentum. Men's boardshorts remained as strong as ever, slim-fitted tees and shirts were popular and vibrant colours are starting to emerge. Important areas in girl's included denim and printables, with layering a strong trend. Colours are also emerging in women's and this is a natural direction for surf.

Element achieved success across the US as the range continued to evolve. Revenues were up in excess of 50% in North America. The growth was experienced across the country, with athlete appeal a primary driver. Apparel continued to strengthen and Element hardgoods sold at record levels.

Von Zipper continued to penetrate the market, with product development the key to its growth. Honolua Surf Company remained on target and made a mid single-digit contribution to US sales growth.

Billabong's established distribution strategy remained unchanged, with the sales growth primarily flowing from independent specialty retailers. Retail floorspace allocated to Billabong continued to increase in response to strong demand.

Billabong's Canadian business maintained its excellent growth rate with revenues increasing above 50%. Brazil showed the benefit of stronger management introduced in September to post a 63% increase in revenue and an improved margin.



EUROPE

Billabong Europe had revenue growth of 5% in Australian dollars, or 13% in local currencies from $83 million Euro to $94 million Euro. EBITDA of $17 million Euro was 8% higher than the prior year.

Standout regions during the period were Italy, where strong boardshort sales led to revenue growth, and Germany, where revenue grew more than 50% off a low base.

Key product categories in men's included raw and over-dyed customized denim and slim-fitting t-shirts, while there was also a movement towards graphics on both the inside and outside of garments. In girl's, vibrant washed-back colours and layering were strong, as were tops with print and embroidery combinations.

EBITDA margins were softer at 18.1%, down from 18.9%. The general trading environment was challenging after a difficult winter, particularly with the strengthening Euro and shifting price points. Our performance in managing these changes was uneven from region to region. A change in senior management was implemented during the period, with Peter Casey appointed as European general manager. Mr Casey has worked in many facets of the business over the past 20 years and was head of the company's Central Sourcing operation before shifting to Europe.

Among the brands, Element continued to show its international reach with revenue continuing to grow, Von Zipper continued to gain market acceptance. Growth in both brands was off a low base.

Looking forward, it is anticipated the management restructure will lead to an improved performance from Billabong Europe. This should become apparent in the second half of the 2004/05 year.



AUSTRALASIA

Australasia performed very strongly. Sales grew 14% to $193 million. EBITDA margins were up to 26.9% from 22.9%, with the improvement attributed to better sourcing techniques and a positive FX contribution. EBITDA of $52 million was up 34% on the prior year.

Australia performed exceptionally well, with double-digit revenue growth and retailer feedback indicating Billabong earned greater market share and an elevated in-store presence. Girl's apparel continued its impressive growth of the past 18 months, with product design being the driver. Key categories in girl's included t-shirts, worked-over denim and accessories. In men's, the continued evolution of graphics has broken down all artwork placement boundaries and Australian ranges reflect this new direction. Weather-beaten colours were strong, while washed-out denim remained important.

Former national sales manager Shannan North has been promoted to the role of Australian general manager. He is highly regarded among retailers and brings strong brand expertise to the position.

Among the brands, Element performed strongly, with range evolution and hardgoods contributing to the growth. Revenue for Von Zipper almost doubled, with good sales growth in its eyewear being matched by increased apparel sales, particularly t-shirts and other tops.

Elsewhere in the region, Japan continued to emerge as a key regional market. Sales revenue was up 30% in local currency at an increased margin. New Zealand experienced revenue growth of 42% in local currency, with the increase including contributions from a new flagship Billabong store which opened in December in a prime retail location in Auckland.



OTHER REGIONS

The contribution from Central Sourcing in the development of Billabong's smaller regions has been exceptional. It ensures Billabong products are globally consistent which, in turn, provides significant marketing synergies.

Billabong South Africa retained its market leading position and its performance was boosted by the region's stronger local currency. This has allowed Billabong South Africa to tap into the production of Billabong in other regions to deliver a consistently higher quality product.

Billabong Bali experienced strong trading, with sales volumes and growth rates now above those achieved before instability in the region in 2002.

Other regions where Billabong showed strong improvements were Israel, Argentina, Peru, Singapore and Turkey. There are positive results also emerging from early trading in Dubai and Saudi Arabia.



OTHER BRANDS

- Element

Element maintained its position as one of the most progressive brands in the global boardsports channel. Global revenues grew 69% in local currency terms, with Element now contributing 12% of the group's sales as reported in Australian dollars. Margins for Element remained very strong and, by utilising various synergies from within the group, were either in line or exceeding those of Billabong. Softgoods remained the major contributor to sales, accounting for 75% of Element's revenue, while hardgoods experienced strong demand.

- Von Zipper

Von Zipper has maintained its quirky market appeal by fusing influences from music and art with traditional surf and snow-inspired design. VZ eyewear is gaining good market acceptance and is starting to bite into the market share of other more established eyewear brands.

Revenue for both eyewear and apparel is building and represents 2% of group sales, while the EBITDA margin for Von Zipper continues to improve. Von Zipper now has a strong platform for future growth.

- Honolua

The acquisition of Honolua Surf Company was completed through the year, with the brand contributing to group revenue from December.

Honolua Surf Company's retail stores are performing well and good results are emerging from a larger store that opened in Hawaii's Waikiki in June. A further three stores have also opened since the close of the financial year. The resources and infrastructure of Billabong are now being implemented into Honolua Surf Company to broaden its retail mix. This is expected to contribute to further growth and profitability of Honolua Surf Company.

It is anticipated that Honolua Surf Company will achieve success outside of its traditional home base of Hawaii. The official launch of the brand will take place at surf apparel trade shows in the US in September 2004.

We have recruited well from within the surf apparel industry in the areas of design, sales and brand management and this has instilled further confidence in the future performance of the brand.



MARKETING

It has been a memorable year for Billabong. The company continued to stage surfing events at the highest level, with its three key World Championship Tour surfing events giving the brand high visibility within its core market. Team rider Andy Irons won his second consecutive world title and is currently leading the ratings in pursuit of his third title. He is well supported by former world champion Mark Occhilupo, Joel Parkinson, Taj Burrow and Luke Egan, as well as a host of sponsored junior athletes around the globe. These surfers represent the feel of Billabong and support marketing directions internationally.

The Billabong World Junior Surfing Championships were held in Sydney in January, with the event indicative of the company's leadership in the development of the sport's grassroots.

Billabong was highly visible through the rollout of the Billabong Odyssey movie at select cinemas in Australia, the US and Europe. At a local level, the continued close partnership with Channel [V] and Billabong resulted in the Channel [V] Billabong Bus tour earning awards for innovative TV programming.

Point of sale marketing and in-store merchandising remained a key focus during the year, while the company's overall marketing spend continued to expand in line with Billabong's revenue growth.



RETAIL

Billabong's retail presence continued to expand, with company-owned outlets opening in key markets including France, Spain and New Zealand and a licensed operation in the Sydney CBD. Billabong has significantly increased its expertise in retail through the acquisition of Honolua Surf Company. Billabong will continue to utilise that new capability in a controlled manner. As at the close of the reporting period the company owned 49 retail stores, including 20 Honolua Surf Company stores.



SUMMARY and OUTLOOK

The 2003/04 financial year was a period of extremely strong trading, with increases in all key indicators including revenue, margins and earnings per share. Forward orders indicate that the strong performance is continuing into the current year.

The 2003/04 financial year was adversely affected by currency impacts which masked the underlying strength of the business. Considering this strength and the current levels of the Australian dollar, the company anticipates that, barring any unforeseen circumstances, both net profit after tax and EPS will grow in the vicinity of 20% in 2004/05.

As evidenced through the Honolua Surf Company purchase, Billabong remains opportunistic in relation to future acquisitions.

A key resource in the delivery of Billabong's business goals is the company's staff. Billabong has an excellent pool of enthusiastic and innovative employees, now numbering about 1350 internationally, and I thank them for their contribution to this year's outstanding results.

Billabong's core business philosophy remains eternally consistent. The company is committed to brand integrity, product innovation, core marketing of athletes and events, focused distribution through specialist surf and boardsports retailers and customer service. We maintain our commitment to this philosophy as a means of delivering consistent value to our shareholders.



Address by Shayne Palfreyman

Billabong's Chief Financial Officer

Thank you Derek and good afternoon everyone.



Table 1: Consolidated Results

- The reported NPAT of $87.0m represented an increase of 14.2% over the prior year, which was a strong result taking into account the FX movements in the period. The components of this result include:

  - Revenue of $674.7m represented a 8.3% increase over the prior year, which was negatively impacted by the stronger AUD against the USD and EURO. Adjusting for the currency impact revenue growth was strong at 20.7%.

  - Consolidated gross margins at 49.0% were significantly in excess of the prior year (45.8%).

    The gross margin improvement was attributable to three areas:

    - increased purchasing power due to the higher AUD against the USD, which contributed 25% of the total margin improvement. Note that the benefit of a stronger Euro was negated by terms passed on to European retailers and thus did not contribute to margin improvement.
    - Improved pricing due to focus on garment design (particularly in the USA operation).
    - Improvements in the supply chain (including lower pricing and logistics costs).

  - EBITDA of $144.1m represented a 15.0% increase over the prior year ($125.3m). However, when viewed in local currencies the consolidated EBITDA growth was 27.0%.

  - EBITDA margins of 21.4% improved from the prior year's 20.1%.

  - Return on equity increased to 15.6% representing an 11.1% increase over the prior year and was delivered on a debt/equity ratio of 16.4%.

  - Earnings per share was 43.0 cents, an increase of 12.9% on the prior year.



Table 2: Depreciation, Amortisation, Interest Expense and Taxation

- Depreciation increased by 22.4% to $8.2m, and was in line with capital expenditure for the period (including the Honolua acquisition).

- Net Interest expense decreased to $5.2m reflecting:

  - The replacement of the US Debtor Factoring Facility as a finance source.
  - Lower interest rates on USD denominated borrowings.

- Income tax expense of $40.8m represents an effective rate of 31.9% which is an increase on the prior year's effective rate of 30.0%.



Table 3: Statement of Financial Position

- Working capital (including factored receivables) at $157.4m increased 17.6%, which was in line with expectations and the revenue growth rates achieved for the period.

- The doubtful debts provision at $9.6m remains conservative in accordance with company policy.

- Both net debt levels ($95.1m) and debt/equity ratio of (16.4%) remain similar to the prior year.

- Interest cover has increased to an exceptionally strong 25.5 times due to a lower interest expense.



Table 4: Cashflow Statement

- Cashflow from operations of $66.6m represents a 33.5% increase after adjusting for Factoring Facility changes in the prior period.

I'll now hand back over to Derek for some further comments.


Billabong Consolidated Sales
(millions)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
226.8
387.1
507.5
2000
2001
2002
2003
2004


Billabong Consolidated EBITDA
(millions)
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
38.1
75.3
106.9
2000
2001
2002
2003
2004


Billabong Consolidated NPAT
(millions)
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
42.1
61.1
76.2
2000
2001
2002
2003
2004

THIS IS NOT AN AUDITED DOCUMENT


vonzipper
element

The following tables should be read in conjunction with the Address by Billabong's Chief Executive Officer and Address by Billabong's Chief Financial Officer as set out in the Full Year Results Summary.

CONSOLIDATED RESULTS

Consolidated Results

	2004 $m	2003 $m	2004 Change %
Results in Constant Currency			
• Sales Revenue*	674.7	558.8	20.7
• EBITDA*	144.1	113.5	27.0

* 2003 results have been adjusted assuming local currencies were translated at the same rates as for 2004

	2004 $m	2003 $m	2004 Change %
Results as Reported			
• Sales Revenue	674.7	622.9	8.3
• EBITDA	144.1	125.3	15.0
• EBITDA Margin	21.4%	20.1%	
• NPAT	87.0	76.2	14.2
• Return on Equity	15.6%	14.1%	11.1
• Earnings per share	43.0	38.1	12.9

1

THIS IS NOT AN AUDITED DOCUMENT


vonzipper
element

Depreciation, Amortisation, Interest Expense and Taxation

vonzipper element

	2004 $m	2003 $m	Change %
Depreciation	8.2	6.7	22.4
Amortisation	2.9	2.6	11.5
Interest Expense	5.2	7.1	(26.8)
Tax Expense	40.8	32.7	24.8

THIS IS NOT AN AUDITED DOCUMENT


BILLABONG
vonzipper
element

Statement of Financial Position

BILLABONG vonzipper element

Working Capital	2004 $m	2003 $m	
Factored Receivables (incl. in other Debtors)	45.4	43.0	
Trade Debtors	121.1	93.0	
	166.5	136.0	
Inventory	103.5	79.9	
Creditors	(112.6)	(82.0)	
	157.4	133.9	17.6

Gearing Levels		
• Borrowings (net)	95.1	94.2
• Debt/Equity Ratio	16.4%	17.6%
• Interest Cover	25.5 times	16.4 times

THIS IS NOT AN AUDITED DOCUMENT


vonzipper
element

Cashflow Statement

vonzipper element

	2004 $m	2003 $m	Change %
Reported Cashflow from Operations	66.6	6.9	
Factoring Adjustment*	-	43.0	
	66.6	49.9	33.5
Payments for Plant and Equipment	13.0	12.1	7.4
Honolua Acquisition	11.5	-	
	24.5	12.1	

* From 2003 onwards drawdowns for working capital were drawn from a (less expensive) Bank Finance Facility (disclosed as "Cashflow from finance"), whereas in prior years working capital was drawn from a factoring facility (disclosed as "Cashflow from Operations"). This had a one-off effect on the Cashflow Statement disclosures which has been adjusted to enable a direct comparison.

THIS IS NOT AN AUDITED DOCUMENT


vonzipper.
element

SEGMENT & BRAND RESULTS

American Segment

	2004 $m	2003 $m	2004 Change %
Results in USD			
• Sales Revenue	228.5	175.7	30.1
• EBITDA	43.1	32.3	33.4
Results as Reported (in AUD)			
• Sales Revenue	323.1	302.8	6.7
• EBITDA	60.9	55.7	9.3
• EBITDA Margin	18.8%	18.4%	


vonzipper.
element

European Segment

	2004 $m	2003 $m	2004 Change %
Results in Euro			
• Sales Revenue	93.5	83.0	12.7
• EBITDA	17.0	15.7	8.3
Results as Reported (in AUD)			
• Sales Revenue	158.9	151.0	5.2
• EBITDA	28.8	28.5	1.1
• EBITDA Margin	18.1%	18.9%	

6

Australasian Segment

	2004 $m	2003 $m	2004 Change %
Results as Reported			
• Sales Revenue	192.7	169.1	14.0
• EBITDA	51.8	38.7	33.9
EBITDA Margin	26.9%	22.9%	

7

THIS IS NOT AN AUDITED DOCUMENT


vonzipper
element

Element Brand


vonzipper
element

- Very strong revenue growth in excess of 65% for the period in local currencies.
- EBITDA margins are in line with the Billabong brand.

8

Von Zipper Brand


vonzipper
element

- Revenue growth of 45% in local currencies continues the brand momentum.
- EBITDA margin in the mid-teens was a pleasing result.

9

2005 FX Impacts


vonzipper
element

- As stated previously, the short term impact of currency movements on the 2005 result (profit translation) is as follows:

  1 cent increase in the average rate for the AUD against the

  USD = decrease NPAT by 0.6%
  EURO = decrease NPAT by 0.4%

10





Billabong International Limited

ABN 17 084 923 946

Contents

Page

: : FULL FINANCIAL REPORT 2003 - 04





Your Directors present their report on the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004.

Directors

The Directors of Billabong International Limited in office at the date of this report are:

G.M. Pemberton AC
D. O'Neill
M.A. Jackson AC
E.T. Kunkel
F.A. McDonald
G.S. Merchant
C. Paull
P. Naude

All Directors held office during the whole of the financial year and up to the date of this report.

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Billabong Group trademarks to specified regions of the world.

Dividends

Dividends paid to members during the financial year were:

	$'000
• Final ordinary dividend for the year ended 30 June 2003 of 12.5 cents per fully paid shares paid on 10 November 2003	25,277
• Interim ordinary dividend for the year ended 30 June 2004 of 12.5 cents per fully paid share paid on 14 April 2004	25,353
	50,630

Final ordinary dividend for the year ended 30 June 2004 of 14.0 cents per fully paid share declared by Directors and payable on 8 November 2004 for shareholders at record date of 25 October 2004	28,486

Review of Operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues	Segment EBITDA
	$'000	$'000
Australia/NZ/Japan	192,684	51,754
America	323,139	60,930
Europe	158,906	28,832
Rest of the World	2,616	2,616
	677,345	144,132
Less Interest		(5,210)
Depreciation and Amortisation		(11,045)
Profit from ordinary activities before income tax expense		127,877
Income tax expense		(40,842)
Profit from ordinary activities after income tax expense		87,035

Comments on the operations and the results of those operations are set out below:

Profit after tax for the year ended 30 June 2004 of $87 million was up 14% on the previous year, a strong result considering the negative impact on overseas earnings by a rising AUD. Revenue of $675 million represented an increase of 8% for the full year, or 21% in local currencies. At a segment level, revenue in America was up 30% in USD, Australia was up 14% and Europe up 13% in Euro. Consolidated gross margins at 49% were considerably higher than the prior year's 45.9%. EBITDA lifted 15% to $144 million or 27% in local currencies. The American segment was a highlight with EBITDA growth in local currency of 33%. The consolidated EBITDA margin increased to 21.4% from 20.1% in 2003.

Review of Operations (continued)

America

American sales totalled $229 million USD, up 30% on the prior year. American EBITDA totalled $43 million USD representing a result 33% higher than the prior year. The American EBITDA margin was 18.8% of sales, up from 18.4% in the prior year.

In Australian dollars, US sales were up 7% to $323 million. EBITDA of $61 million was 9% higher. Element continued to penetrate the market and its sales now account for 12% of group revenue as reported in Australian dollars, while the Billabong brand maintained its position as the driver of sales in the region.

Both men's and women's apparel and accessories traded strongly during the year.

Canada continued to grow strongly, with revenues in local currency up in excess of 50%. Brazil posted a similarly strong result.

Europe

European sales totalled €94 million, a result 13% higher than the prior year. European EBITDA for the year totalled €17 million representing a result in Euro terms 8% higher than the prior year.

In Australian dollar terms, sales revenue from Europe was $159 million, representing an increase of 5% on the prior year. EBITDA was up marginally to $28.8 million, while EBITDA margins eased to 18.1% from 18.9% in the previous year.

The general trading environment in Europe was challenging after a difficult winter and the company's performance in managing these changes was uneven from region to region. A new general manager for Europe was appointed through the year.

Spain remained the key territory in the region, while Italy and Germany grew strongly from a lower base.

Australasia

Australasian revenue for the period was $193 million, up 14% on the previous year. EBITDA of $52 million was 34% higher than the prior year, while the EBITDA margin increased sharply to 26.9% from 22.9%.

Australia was a standout region recording double-digit sales growth, with girl's apparel continuing to grow strongly. Element and Von Zipper both posted solid gains.

Elsewhere in the region, revenues in local currencies were particularly strong with Japan up in excess of 30% and New Zealand up 42%.

Statement of Financial Position, Cash Flow Items and Capital Expenditure

Working capital (including factored receivables) at $157.4 million increased 17.6% for the period, which overall was satisfactory given the revenue growth. Capital Expenditure of $24.5 million or 3.6% of sales includes the purchase of Honolua ($11.5 million) and was in accordance with expectations. Net debt remained constant at $95.1 million, but is still relatively low at a debt to equity ratio of 16.4% and interest cover of 25.5 times.

Cashflow from operations of $66.6 million represents a 33.5% increase after adjusting for factoring facility changes in the prior period.

Review of operations (continued)

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Likely developments and expected results of operations

The outlook for 2005 is for consistent growth maintaining strong margins. The Company expects strong net profit growth of around 20% driven by continuing robust revenue growth in the Americas and Australasia and more moderate growth in Europe.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to significant environmental regulation in respect of its activities. The consolidated entity outsources the manufacture of more than 98% of its product and therefore its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet. All factories that manufacture for the consolidated entity are comprehensively evaluated annually for their environmental performance, and evaluation criteria used includes compliance with local laws and regulations, effluent discharge systems, waste water systems, emission controls and control of hazardous substances.

Meetings of Directors

The numbers of meetings of Directors (including meetings of committees of Directors) held during the year ended 30 June 2004, and the number of meetings attended by each Director were as follows:

	Full meeting of Directors		Audit committee		Nominations committee		Human Resource and Remuneration committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
G.M. Pemberton	9	9	3	3	1	1	2	2
D. O'Neill	9	9	*	*	*	*	*	*
M.A. Jackson	9	9	3	3	1	1	2	2
E.T. Kunkel	9	8	3	3	1	1	2	2
F.A. McDonald	9	9	3	3	1	1	2	2
G.S. Merchant	9	8	3	3	1	1	2	2
C. Paull	9	9	3	3	1	1	2	2
P. Naude	9	9	*	*	*	*	*	*

* Not a member of the relevant committee

Information on Directors

Director	Age	Experience	Particulars of Directors' interests in Billabong International Ltd: Ordinary Shares	Particulars of Directors' interests in Billabong International Ltd: Options
Gary Pemberton AC *Non-Executive Chairman* *Director since 4 July 2000*	64	Gary Pemberton was previously Chairman of TAB Limited, Qantas Airways Limited and Brambles Industries Limited, and a director of Commonwealth Bank of Australia, CSR Limited, John Fairfax Holdings Limited, Rio Tinto Limited, Queensland Investment Corporation and NM Rothschild Australia Pty Ltd.	12,575,966*	—
Derek O'Neill *Chief Executive Officer* *Director since 5 March 2002*	41	Derek O'Neill was appointed as Chief Executive Officer effective 1 January, 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Derek was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.	682,103	244,518
Margaret Jackson AC *Non-Executive Director* *Director since 4 July 2000*	51	Margaret Jackson is Chairman of Qantas Airways Limited, Deputy Chairman of Southcorp Limited and a director of the Australia and New Zealand Banking Group Limited and John Fairfax Holdings Limited. She is a former director of The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited, and a former partner of KPMG Peat Marwick's management consulting division. Ms Jackson is also Chairperson of Methodist Ladies College and former Chairman of Playbox Theatre Company.	228,656	—
Ted Kunkel *Non-Executive Director* *Director since 19 February 2001*	61	Ted Kunkel was previously the President and Chief Executive Officer of Foster's Group Limited and Associated Companies. He has extensive international business experience.	44,466	—
Allan McDonald *Non-Executive Director* *Director since 4 July 2000*	64	Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company director. Mr McDonald is Chairman of Australian Leisure and Hospitality Group Limited and Ross Human Directions Limited. His other directorships include, Brambles Industries Limited, DCA Group Ltd and Multiplex Limited.	122,500	—
Gordon Merchant *Non-Executive Director* *Director since 4 July 2000*	60	Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry.	44,683,444*	—
Paul Naude *Executive Director* *Director since 14 November 2002*	48	Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.	2,036,947	294,232
Colette Paull *Non-Executive Director* *Director since 4 July 2000*	53	Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October, 1999.	1,357,651*	—

* In addition to the above holdings, each of Gordon Merchant, Colette Paull and Gary Pemberton ("Option Holders") held an interest at 30 June 2004 of 1,023,777 (2003: 2,071,268) shares issued to employees under the Billabong Executive Share Plan. Each of the employees was required to enter into a Call Option Agreement with the Option Holders, being persons associated with the founding shareholders or vendors at the time of listing in August 2000.

Where an employee ceased to be employed by the Company within four years from the time the shares were issued in August 2000, the Call Option Agreement gave the Option Holders the right to purchase all of the shares issued for $1.00 pursuant to the Executive Share Plan.

The Call Option Agreement expired in August 2004, and all 1,023,777 shares vested.

Directors' and managers' emoluments

The Human Resource and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for Non-Executive Directors, Executive Directors and the management team. The Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive. The committee formulates proposals for shareholder consent as appropriate from time to time. The Human Resources and Remuneration Committee reports to, and make recommendations to the full Board in relation to Directors' and managers' emoluments.

As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. Executive directors and managers are also eligible to participate in the Billabong Executive Incentive Option Plan.

Share options have been issued:
(a) in part consideration of an acquisition, or
(b) to executive directors and managers, which may be exercised where performance has met specified criteria.

Remuneration packages are set at levels that are intended to attract and retain managers capable of managing the consolidated entity's diverse operations.

Remuneration and other terms of employment for the Executive directors and managers are formalised in service agreements. Remuneration of Non-Executive directors determined by the Board is within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each element of the emolument of each Director of Billabong International Limited and each of the five managers of the Company and the consolidated entity receiving the highest emolument for the financial year are as follows:

Emoluments of Directors of Billabong International Limited

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash Bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
G.M. Pemberton *	178,366	---	1,501	11,002	---	---	190,869
D. O'Neill *	513,089	770,000	44,468	11,002	62,620	---	1,401,179
M.A. Jackson *	76,442	---	1,500	6,880	---	---	84,822
E.T. Kunkel	75,000	---	1,497	---	---	---	76,497
F.A. McDonald *	101,923	---	1,495	9,000	---	---	112,418
G.S. Merchant *	76,442	---	1,513	6,880	---	---	84,835
C. Paull *	76,442	---	1,500	6,880	---	---	84,822
P. Naude	755,306	754,752	15,123	5,618	66,788	---	1,597,587
Total	1,853,010	1,524,752	68,597	57,262	129,408	---	3,633,029

Emoluments of the five most highly paid managers of the Company and the consolidated entity

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash Bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey * #	492,751	300,000	17,760	8,251	47,373	1,000	867,135
S. Palfreyman *	444,344	200,000	16,785	11,002	44,353	---	716,484
S. Wilson	481,123	106,082	17,232	---	33,609	1,000	639,046
J. Schillereff	469,328	28,289	22,328	3,963	56,100	1,000	581,008
R. Sanders	403,069	106,082	21,232	4,849	34,359	1,000	570,591
Total	2,290,615	740,453	95,337	28,065	215,794	4,000	3,374,264

* Includes 53 weeks pay.
\# Includes $150,000 transfer allowance cash salary

"Managers" are employees who are involved in, concerned in, or who take part in, the management of the affairs of Billabong International Limited and/or related bodies corporate.

Share options granted to Directors and the most highly remunerated officers
There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the 5 most highly remunerated managers of the Company and consolidated entity as part of their remuneration.

Mr J. Schillereff received 15,289 options since 1 July 2003 to the date of this report as part consideration for the sale to Billabong of assets comprising the Element Skate operation.

Shares under option
Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	**Issue date**	**Issue price of shares**	**Expiry date**
Executive Incentive Option Plan	2,160,776	11/08/2000	$2.60	10/08/2005
Executive Incentive Option Plan	793,894	18/06/2001	$4.90	18/06/2006
Executive Incentive Option Plan	36,837	25/10/2001	$7.42	25/10/2006
Executive Incentive Option Plan	57,500	28/02/2002	$9.39	28/02/2007
Executive Incentive Option Plan	721,000	23/08/2002	$8.10	23/08/2007
Options issued pursuant to Agreement	469,036	04/07/2001	$5.35	30/06/2005
Options issued pursuant to Agreement	59,740	10/08/2002	$7.70	09/08/2006
Options issued pursuant to Agreement	60,126	10/08/2003	$6.32	09/08/2007
Options issued pursuant to Agreement	43,909	10/08/2004	$7.99	09/08/2008
Total	**4,402,818**			

Options issued under the Billabong Executive Incentive Option Plan are not transferable and are exercisable in three tranches. One third of the options become exercisable 24 months after the day the options are granted. Another third become exercisable 36 months after the day the options are granted and the last third become exercisable 48 months after the options are granted. Options may only be exercised if the performance criteria in respect of the options have been met and the holder is, or is the approved nominee of, an executive director or senior manager of the Company and/or of any company related to or associated with the Company.

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element skateboarding brand by the Company's wholly owned subsidiary, GSM Rocket Trademarks Pty Ltd ACN 097 257 522.

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Shares issued on the exercise of options
There were 1,793,632 shares issued as a result of the exercise of options during the year.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Corporate Governance
In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Billabong International Limited support and have adhered to the principles of corporate governance. The Company's Corporate Governance Statement immediately follows this Directors' Report.

This report is made in accordance with a resolution of the Directors.

Gary Pemberton
Chairman

Gold Coast: 23 August 2004

APPROACH TO CORPORATE GOVERNANCE

In March 2003, the Australian Stock Exchange (ASX) Corporate Governance Council issued its Principles of Good Corporate Governance and Best Practice Recommendations. Your directors have welcomed the release of these Principles and have adopted them as the basis of our responsibilities to stakeholders, including shareholders, customers, employees and the community.

Billabong endorses the 10 essential corporate governance principles and meets all of the ASX Best Practice Recommendations with the exception of:-

2.1 Board composition
Messrs Pemberton and Merchant are substantial shareholders. Substantial shareholders are defined in the Recommendations as not being independent of the Company.

2.2 Independence of Chairman
Mr Pemberton, as a substantial shareholder, is defined as not being independent of the Company. In consideration of the particular circumstances of the Company and the background and experience of the incumbent Chairman, the Board believes that it would be contrary to the best interests of shareholders to preclude him from the office of Chairman on the grounds of being a substantial shareholder.

3.1, 3.3 Code of conduct
Billabong supports and has adopted the Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct for Billabong employees to complement the strong ethical culture practiced.

For more information on Billabong's governance practices visit the corporate governance section on our website: www.billabongcorporate.com which includes copies of relevant policies.

ROLE OF THE BOARD

The Board is responsible for the direction and supervision of the Company's business on behalf of the Shareholders, by whom they are elected and to whom they are accountable. This includes ensuring that internal controls and reporting procedures are adequate and effective. The Directors recognise the need to maintain the highest standards of behaviour, ethics and accountability. The Board draws on relevant corporate governance best practice guidelines to assist in the oversight of the Company's affairs.

Day to day management of the Company's activities, and the implementation of corporate strategy and policy objectives, is delegated by the Board to the Chief Executive Officer and senior managers responsible to him.

The primary functions of the Board include responsibility for:

- formulating and approving objectives, goals and strategic direction for management
- monitoring financial performance including adopting annual budgets and approving financial statements
- ensuring that adequate systems of internal control exist and are monitored for compliance
- selecting, appointing and reviewing the performance of the Chief Executive Officer and senior management
- establishing limits of authority for the Chief Executive Officer and senior management in relation to capital expenditure, acquisitions, divestments and identified business drivers
- ensuring significant business risks are identified and appropriately managed
- ensuring the Company conforms to environmental, social and occupational health and safety requirements, and
- reporting to Shareholders on performance

Board policy requires all non-executive Directors to participate in all aspects of Board activities. Accordingly, all non-executive Directors are required to serve on all Board committees. Each Board committee is chaired by a non-executive Director, other than the Chairman of the Company.

The Board has established an Audit Committee, a Nominations Committee and a Human Resources and Remuneration Committee which all operate under written charters approved by the Board and are each composed entirely of all Non-Executive Directors. All other functions of the Board will be dealt with by the Board as a whole.

From time to time, the Board may establish special purpose committees to deal with specific issues. Special purpose committees are dissolved when the matter at hand is resolved.

All committees have the authority to retain outside resources and specialist assistance as required to progress their objectives.

Matters determined by committees are submitted to the full Board as recommendations for decision and ratification. Minutes of committee meetings are tabled at the immediately subsequent Board meeting.

The Board reviews its own collective performance and the procedures of the Board on an ongoing basis. The Chairman meets privately with each Director as appropriate to discuss Company matters and individual and collective performance of Directors. The Chairman's performance is subject to review by the Board.

BOARD COMPOSITION AND SIZE

The Constitution of the Company provides that there will be a minimum of three directors and a maximum of ten directors.

The composition of the Board is determined in accordance with the following principles and guidelines.

- The Board should comprise a majority of Non-Executive Directors
- The Chairman should be a Non-Executive Director
- The Board should comprise Directors with an appropriate range of qualifications and expertise

The terms and conditions of the appointment and retirement of Non-Executive Directors are set out in a letter of appointment. The appointment letter covers the following matters:

- the level of remuneration
- the tenure of appointment
- the expectation of the Board in relation to attendance and preparation for all Board meetings
- the Directors' code of conduct
- the procedures dealing with conflicts of interest, and
- the procedures governing the availability of independent advice

Non-executive Directors do not receive retirement benefits (other than statutory superannuation payments), do not receive bonuses or incentive payments, and do not participate on option-based or other incentive schemes for employees.

The Board shall meet as often as required to attend to the affairs of the Company. Proceedings will follow meeting guidelines set down to ensure all Directors are made aware of, and have available to them all necessary information enabling them to participate in an informed discussion of all agenda items.

Non-executive Directors meet for a period of time during each Board meeting without the presence of management to discuss the operation of the Board and a range of other matters.

The Chairman of the Board meets with and maintains a regular dialogue with the Chief Executive Officer on important Company matters.

Billabong's Constitution is available on our website.

APPOINTMENT OF DIRECTORS

Nominations of new directors, recommended by the Nominations Committee, are considered by the full board. The functions and members of the Nomination Committee are contained in this Report. The Nominations Committee uses a range of methods to access a wide base of potential directors, considering the range of skills and experience required in relation to the:

- current composition of the Board
- need for independence
- strategic direction of the Company, and
- geographic spread and diversity of Billabong.

The board assesses nominated directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the board's activities.

DIRECTOR INDEPENDENCE OF MANAGEMENT

The non-executive directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the company. Each of the non-executive directors is considered by the Board to be independent of management.

Non-executive directors regularly confer at scheduled sessions without management present.

ROLE OF MANAGEMENT

The Chief Executive Officer (CEO) is responsible for the overall management and profit performance of the Billabong group. The CEO manages the organisation in accordance with the strategy, plans and policies approved by the board to achieve agreed goals.

CHAIRMAN'S APPOINTMENT AND RESPONSIBILITIES

The chairman is appointed by the board from the non-executive directors. The chairman:

- provides appropriate leadership to the board
- facilitates board discussions to ensure that the core issues facing the organisation are addressed
- maintains a regular dialogue and mentor relationship with the CEO
- monitors board performance, and
- guides and promotes the on-going effectiveness and development of the board and individual directors

CONDUCT OF BOARD MEETINGS

The Billabong board normally holds approximately nine formal board meetings each year and will also meet whenever necessary to carry out its responsibilities.

When conducting Billabong board business, directors have a duty to question, request information, raise any issue of concern, fully canvas all aspects of any issue confronting Billabong and vote on any resolution according to their own judgement.

CONFLICTS OF INTEREST

Directors are required to continually monitor any potential conflicts of interest that may arise. Directors must:

- disclose to the board any actual or potential conflicts of interest that may exist as soon as the situation arises
- take necessary and reasonable steps to resolve any conflict of interest within an appropriate period, if required by the board or deemed appropriate by that director, and
- comply with the Corporations Act requirements about disclosing interests and restrictions on voting.

Directors are encouraged to discuss with the chairman any proposed board or executive appointments they are considering undertaking and should advise Billabong of appointments to other companies as soon as possible after the appointment is made. The same guidelines apply with respect to related party transactions including financial transactions with Billabong. Related party transactions are required to be reported to the board and, where appropriate, raised for discussion at the next board meeting.

ACCESS TO INFORMATION

Directors are encouraged to access members of the senior management team at any time to request relevant information in accordance with protocols adopted by the board.

Directors are entitled to seek independent professional advice at Billabongs expense in connection with the discharge of their duties and responsibilities in a Billabong-related matter. Prior approval of the chairman is required, which will not be unreasonably withheld. The director shall thereafter ensure that costs are reasonable. The advice obtained must be made available to all board members at the earliest reasonable opportunity.

CEO & CFO ASSURANCE ON FINANCIAL REPORTS

The board receives regular reports about the financial condition and operational results of the Billabong group. The CEO and CFO periodically provide formal statements to the board that in all material respects the company's financial statements present a true and fair view of Billabong's financial condition and results.

BOARD COMMITTEES

The board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees of the board are the Audit, Human Resources and Remuneration and Nominations committees. Each committee is comprised entirely of non-executive directors, a majority of whom are independent under the ASX Best Practice Recommendations.

REMUNERATION

Principles used to determine the nature and amount of remuneration

The objective of the company's remuneration reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns reward with achievement of strategic and financial objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- performance linked to strategic and financial objectives.
- transparency.

In consultation with external remuneration consultants, the company has structured a remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design
- the plan focuses on return on assets and key non-financial drivers of value
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience
- reflects competitive reward for contribution to shareholder value
- provides a clear structure for earning rewards
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. At senior levels within the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the non-executive directors. Non-executive directors do not receive share options or retirement benefits.

Non-executive directors' fees

The maximum aggregate remuneration pool was approved by members on 4 July 2000. The Chairman's remuneration is inclusive of committee fees while non-executive directors who chair a committee may receive additional yearly fees.

Non-executive directors' fees are determined within an aggregate non-executive directors' fee pool limit.

Executive directors and managers ("executive") pay

The executive remuneration framework has three components:

- base pay and benefits
- short-term performance incentives
- long-term incentives through participation in the Billabong Executive Incentive Option Plan.

The combination of these comprises the executive's total remuneration.

Base pay

Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions that the company operates. In certain circumstances, additional benefits (e.g. travel, accommodation etc) may also be provided.

Short-term incentives
Short term incentives (STI's) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPI's) and other personal objectives).
- A component of the STI is linked to the financial performance of the company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STI are linked to the individual performance (based on similar factors to those for high level executives). All bonuses are paid in August of the following financial year.

The short term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resources and Remuneration Committee.

The STI target annual payment is reviewed annually.

BOARD MEMBERS

The Directors in office at the date of this statement are:

Name	Position	Age
Gary Pemberton	Non-Executive Chairman	64
Derek O'Neill	Chief Executive Officer	41
Margaret Jackson	Non-Executive Director*	51
Ted Kunkel	Non-Executive Director*	61
Allan McDonald	Non-Executive Director*	64
Gordon Merchant	Non-Executive Director	60
Colette Paull	Non-Executive Director*	53
Paul Naude	Executive Director	48

* Denotes independent directors as defined by the ASX Corporate Governance Council (CGC) in their paper titled "Principles of Good Corporate Governance and Best Practice Recommendations" dated March 2003. There are six Non-Executive Directors, four of whom are deemed independent under the CGC guidelines. There are two Executive Directors.

The Chairman of the Board is a substantial shareholder and is not independent in accordance with the definitions and recommendations of the ASX Corporate Governance Council of March 2003. In consideration of the particular circumstances of the Company and the background and experience of the incumbent Chairman, the Board believes that it would be contrary to the best interests of shareholders to preclude him from the office of Chairman on the grounds of being a substantial shareholder.

Further details of the members of the Board including their experience and expertise is set out in the Directors' Report section of the Annual Report.

AUDIT COMMITTEE

Audit Committee meetings are held periodically throughout the year. The members of the committee are all of the non-executive Directors. The Chairman of the Audit Committee will be a non-executive Director other than the Chairman of the Board. The Chief Executive Officer and Chief Financial Officer may attend at committee meetings by invitation.

The main functions of the committee are to:

- assess the appropriateness of accounting policies, practices and disclosures and whether the quality of financial reporting is adequate
- review the scope and results of external and compliance audits
- maintain open lines of communication between the Board, external auditors and the Company's compliance officers
- review the annual, full and concise reports, the half-year financial report and all other financial information published by the Company or released to the market

AUDIT COMMITTEE (continued)

- obtain appropriate certifications from management to support the financial accounts
- obtain specific certifications from the Chief Executive Officer and Chief Financial Officer that the financial accounts are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group; that the certifications are based on a sound system of internal control and risk management which implements the policies of the Board, and that the Company's risk management and internal control are being monitored and maintained to ensure efficient and effective operation, in all material respects
- assess the adequacy of the Company's internal controls and make informed decisions regarding compliance policies, practices and disclosures
- review the appointment of the external auditors, the terms of their engagement, the scope and quality of the audit and the auditor's independence, and
- review and monitor the scope of non-audit services provided by the external auditors to ensure that it consistent with the maintenance of auditor independence

The Audit Committee will report to, and make recommendations to the full Board in relation to each of these functions.

The members of the Audit Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

HUMAN RESOURCE AND REMUNERATION COMMITTEE

The Human Resource and Remuneration Committee will meet as required. Members of the committee shall be all of the non-executive directors. The Committee will be chaired by a non-executive director other than the Chairman of the Board.

The main functions of the committee will be to make recommendations to the Board on HR and Total Remuneration policy and practices that:

- supports the Group's overall strategy and objectives
- attracts and retains key employees
- links total remuneration to financial performance and the attainment of strategic objectives

Specifically this will include:

- Setting the terms and conditions of employment for the CEO, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate
- *Annually appraising the performance of the CEO and providing developmental feedback as appropriate*
- Setting levels of remuneration for Executive Directors (if any), including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate
- Setting levels of remuneration for senior Managers including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate
- Reviewing Non-executive Director remuneration with the assistance of external consultants as appropriate
- Reviewing all equity based plans
- Reviewing all Executive Incentive Plans
- Reviewing the management succession program
- Reviewing key philosophies and practices relating to the remuneration and development of the Company's employees generally
- Ensuring the Total Remuneration program and practices of the Group are designed with full consideration of all tax, accounting, legal and regulatory requirements

HUMAN RESOURCE AND REMUNERATION COMMITTEE (continued)

The Human Resources and Remuneration Committee will report to, and make recommendations to the full Board in relation to each of its functions.

The members of the Human Resources and Remuneration Committee during the year were:

Ted Kunkel (Chairman)

Margaret Jackson

Allan McDonald

Gordon Merchant

Colette Paull

Gary Pemberton

NOMINATIONS COMMITTEE

The Nominations Committee will meet as required. The members of the committee shall be all of the non-executive Directors. The Nominations Committee will be chaired by a non-executive Director other than the Chairman of the Board.

The main functions of the committee will be to:

- Monitor and review the balance of Board skills and Director interaction
- Identify skill sets that might be appropriate to add to the Board as Company issues change and evolve
- Oversee the identification, and evaluation of potential appointees as and when appropriate, and
- Ensure that adequate induction material, setting out rights and responsibilities, is available to new appointees

The Nominations Committee will report to, and make recommendations to the full Board in relation to each of its functions.

The members of the Nominations Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

BOARD PERFORMANCE ASSESSMENT

On an annual basis the Chairman facilitates a discussion and evaluation of the board's performance. This includes discussions about the board's role, processes, performance and other relevant issues. The performance of each Committee is also reviewed.

RETIREMENT OF DIRECTORS

One-third of the directors are requires to retire by rotation at each Annual General Meeting (AGM). The directors to retire at each AGM are those who have been longest in office since their last election. A director must retire at the third AGM since last elected or re-elected.

A director appointed as an additional or casual director by the board will hold office until the next AGM when the director may be re-elected. This election will be in addition to any rotational retirements.

New directors are provided with a letter of appointment setting out the company's expectations, their responsibilities, rights and the terms and conditions of their employment.

The CEO (who is a director on the board) is not subject to retirement by rotation.

A director who holds any executive office with Billabong (including the CEO) ceases to be a director when they no longer hold their executive office.

EXTERNAL AUDITORS

The performance of the external auditors is reviewed by the Audit Committee under its charter. An analysis of fees paid to the external auditors, including a break down of fees for non-audit services, is provided in the financial statements.

RISK ASSESSMENT AND MANAGEMENT

The Company is committed to a culture of risk management and supports a pro-active approach to managing risk and to exploiting opportunity.

Management routinely reports against identified risk factors and the measures and strategies in place to mitigate those risks. Procurement decisions and arrangements are subject to routine monitoring of risk.

A formal risk assessment is part of each major capital acquisition. A minimum of two post acquisition reviews are undertaken within the first eighteen months of major business acquisitions, major capital expenses or significant business initiatives.

A further, higher level review of risk management is undertaken at least annually, as part of corporate strategy reviews undertaken by the Board and senior management. Reviews of the Company's strategic direction include the identification of business and financial risks which could prevent or inhibit the Company from achieving its objectives. Management is required to develop appropriate controls and mitigation strategies to manage those risks.

CONTINUOUS DISCLOSURE

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

The Company monitors internal and external events and developments as part of its continuous disclosure responsibilities.

COMMUNICATION TO SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are provided with all information necessary to assess the performance of the Company. Information is communicated to the shareholders through:

- The Annual Report, which is distributed to all shareholders (unless shareholders specifically indicate otherwise)
- The Annual General Meeting, and any other formally convened Company meetings, and
- The Company's Corporate Internet site at www.billabongcorporate.com, which contains a copy of the annual and half year report and all other announcements made to the Australian Stock Exchange

All information disclosed to the ASX is posted on the Company's web site as soon as it is disclosed to the ASX.

To minimise the risk of speculation, or non-uniform disclosure, the Company seeks to avoid any discussion with shareholders, media, analysts, or other market operators during periods of particular sensitivity. These "black out" periods extend from thirty days prior to the close of the half and full year accounting periods to the time of the half and full year profit announcements. This policy is subordinate to the over-riding requirement to respond to any development which triggers the broader obligation to provide information, or issue statements, in the interests of a fully informed market.

Company policy on the disclosure and discussion of profit results is broadly in line with general market practice. Any unilateral departure from general practice would risk an adverse effect on shareholders through the share price. All information published is posted on the Company's web site. Material from conference calls with analysts, brokers, and institutions is similarly posted to the web site. Particular care is taken in discussions with individuals to ensure no information is provided which is not generally available. In the event of an inadvertent breach, the Company recognises the obligation for immediate and supplementary advice to the market.

SHARE TRADING POLICY

The insider trading provisions of the Corporations Law have been drawn to the attention of all Directors and senior managers. A broadly based information programme is maintained to ensure that all Directors and senior managers clearly understand their personal obligations in relation to prohibited dealings, including dealing when in possession of price sensitive information not generally available to the market. The programme also covers details of penalties for breach and formal requirements for notification to the Company.

The share trading policy requires prompt notification of dealings but does not stipulate advance notification of intended dealings. No party (Chairman, Board, Chief Executive etc) has the power under the policy to authorise or prohibit any proposed dealings. The policy has been constructed to ensure that circumstances do not arise which could give rise to a relevant interest (as defined under the Corporations Act) by virtue of ability to control the disposal of shares.

Responsibility rests with the individual to ensure they are acting within the requirements of the law and the Australian Stock Exchange. The Company takes responsibility for an education programme to ensure the responsibilities are well understood.

The Company monitors internal events and issues to ensure conformity with continuous disclosure requirements. Subject to normal commercial constraints, that information is available to individuals wishing to satisfy themselves in relation to their personal disclosure obligations.

It is considered inappropriate for Directors and senior managers to regularly trade in the securities of the Company.

Dealings by senior managers and Directors are confined to three trading windows. The trading windows begin after two clear trading days have elapsed from the date of the half and full year profit announcements, and from the date of the Annual General Meeting. Each trading window continues for thirty calendar days.

Senior managers and Directors who sell shares within these windows are expected to do so in a manner which minimises market impact. Guidance has been provided that the "rule of thumb" requires not more than 300,000 shares, being 30% of the average daily turnover of approximately 1 million shares, should be traded in any one day. Further guidance is that quantities above 1 million shares (being the nominal daily turnover) should not be sold through normal day trading, but be subject to overnight book build, or similar mechanism, including specific identification of the vendor. Directors or senior managers selling shares are encouraged to advise the Chairman of any relevant reason for the sale, and whether or not they consent to the public disclosure of such reasons.

Directors have all entered into agreements to notify the Company within three days of any dealings in the Company securities. It is an employment condition that all senior managers notify the Company within three days of any dealing in the Company securities.

Two non-executive Directors are substantial shareholders and have formally indicated to the Company that they have no intention to lighten their holdings by a systematic selldown to a predetermined level. They have undertaken to advise the Company if that intention changes.

The Company has no authority or policy provisions which require Directors to respond to public speculation concerning their selling intentions. On various occasions, each of the existing Directors with substantial shareholdings has responded to market speculation with voluntary assurances that they were not intending sellers. There are no undertakings that the Directors with substantial shareholdings will continue to respond to ongoing future speculations.

The Board has not sought extended voluntary embargos on the sale of shares by Directors. The existence of an embargo merely encourages speculation concerning intentions at the time of expiry.

The Company recognises that it is unrealistic to preclude Directors with substantial shareholdings from selling shares - particularly in quantities and by mechanisms which would be seen by the market as being reasonable. The two Directors with substantial shareholdings have formally agreed to be bound by the guidelines detailed above including the restriction to trading windows, the restrictions on levels of on-market sales, overnight or block sales mechanisms (including vendor identification) and will be sensitive to the potential impact of sale levels on shareholder perceptions.

For sales outside normal day trading, the Directors have agreed the documentation of a pro-forma authority to be completed and used exclusively as a pre-requisite for any enquiry or mandate to any broker in relation to the sale of shares. The exact form and wording of that coded authority has been lodged with the Company's legal advisers for verification purposes. The Company reserves its rights and remedies against any party purporting to represent any Director for the sale of shares without this exact form of completed authority.

No pre-emptive arrangements exist between Director shareholders. There is no intention to enter such arrangements on the grounds that they may not be in the best interests of the general body of shareholders and market liquidity.



Billabong International Limited

ABN 17 084 923 946

Contents

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its controlled entities. The consolidated entity was formed on 1 July 2000 when Billabong International Limited acquired effective control of the Billabong Group.

Through the use of the internet, we have ensured that corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial statements and other information is available on our corporate website: www.billabongcorporate.com

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads Qld 4220.

For queries in relation to our reporting please call + 61 7 5589 9899 or email secretary@billabong.com.au

:: FINANCIAL REPORT



BILLABONG
vonzipper
element
Honolua Surf co.
HAWAII

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Revenue from ordinary activities	2	679,285	628,007	52,000	50,000
Interest received	2	490	331	3,197	2,795
Total Revenue		679,775	628,338	55,197	52,795
Borrowing costs expense	3	(5,700)	(7,389)	(2,093)	(3,197)
Other expenses from ordinary activities	3	(546,198)	(512,037)	(539)	(963)
Profit from ordinary activities before income tax expense	3	127,877	108,912	52,565	48,635
Income tax (expense)/benefit	4	(40,842)	(32,666)	709	(2,478)
Net profit attributable to members of Billabong International Limited	21(b)	87,035	76,246	53,274	46,157
Net exchange differences on translation of financial reports of foreign controlled entities	21(a)	(512)	(4,884)	—	—
Net decrease in asset revaluation reserve due to the adoption of tax consolidation	21(a)	—	(44,996)	—	—
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity		(512)	(49,880)	—	—
Total changes in equity other than those resulting from transactions with owners as owners	22	86,523	26,366	53,274	46,157
Basic earnings per share	35	43.0	38.1		
Diluted earnings per share	35	42.7	37.6		

The above statements of financial performance should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Current assets					
Cash assets	5,24	56,086	30,835	517	1,506
Receivables	6,24	169,272	138,366	13,201	7,686
Inventories	7	103,539	79,925	—	—
Deferred tax assets	8	9,241	7,194	1,666	783
Other	9	8,274	11,297	261	348
Total current assets		346,412	267,617	15,645	10,323
Non-current assets					
Receivables	10	2,293	820	96,352	104,382
Other financial assets	11	—	—	259,152	259,077
Property, plant and equipment	12	35,344	30,726	—	—
Intangible assets	13	517,131	504,723	—	—
Total non-current assets		554,768	536,269	355,504	363,459
Total assets		901,180	803,886	371,149	373,782
Current liabilities					
Payables	14,24	112,603	81,983	204	—
Interest bearing liabilities	15,24	2,116	2,166	—	—
Current tax liabilities	16	9,177	13,433	5,198	7,677
Total current liabilities		123,896	97,582	5,402	7,677
Non-current liabilities					
Interest bearing liabilities	17,24	149,052	122,886	11,800	22,940
Deferred tax liabilities	18	48,655	48,398	48,255	48,178
Provisions	19	1,035	432	—	—
Total non-current liabilities		198,742	171,716	60,055	71,118
Total liabilities		322,638	269,298	65,457	78,795
Net assets		578,542	534,588	305,692	294,987
Equity					
Parent entity interest					
Contributed equity	20	298,462	290,401	298,462	290,401
Reserves	21(a)	149,257	149,769	103	103
Retained profits	21(b)	130,823	94,418	7,127	4,483
Total parent entity interest		578,542	534,588	305,692	294,987
Total equity	22	578,542	534,588	305,692	294,987

The above statements of financial position should be read in conjunction with the accompanying notes.

	Notes	Consolidated		Parent entity	
		2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		658,957	569,066	—	---
Payments to suppliers and employees (inclusive of GST)		(543,246)	(523,406)	(335)	(963)
		115,711	45,660	(335)	(963)
Dividends received		—	---	52,000	50,000
Interest received		490	331	3,197	2,805
Other revenue		4,672	3,198	—	---
Borrowing costs		(5,587)	(7,543)	(2,006)	(3,221)
Income taxes paid		(48,671)	(34,720)	(8,091)	(88)
Net cash inflow from operating activities	33	66,615	6,926	44,765	48,533
Cash flows from investing activities					
Payment for purchase of controlled entity		—	—	(75)	(112)
Payments for property, plant and equipment		(13,786)	(12,122)	—	---
Payments for intangible assets		(10,712)	(156)	—	---
Proceeds from sales of plant & equipment		179	—	—	---
Loans to related parties		—	—	(1,688)	(1,617)
Repayment of loans by related parties		---	—	9,794	15,550
Net cash inflow (outflow) from investing activities		(24,319)	(12,278)	8,031	13,821
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		7,985	5,272	7,985	5,272
Proceeds from borrowings		102,416	41,017	30,000	12,000
Repayment of borrowings		(77,934)	(3,240)	(41,140)	(35,460)
Dividends paid		(50,630)	(42,131)	(50,630)	(42,131)
Net cash inflow (outflow) from financing activities		(18,163)	918	(53,785)	(60,319)
Net increase (decrease) in cash held		24,133	(4,434)	(989)	2,035
Cash at the beginning of the financial year		30,835	37,688	1,506	(529)
Effects of exchange rate changes on cash		1,118	(2,419)	—	---
Cash at the end of the financial year	5	56,086	30,835	517	1,506
Financing arrangements	17				
Non-cash financing & Investing activities	34				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Contents Page

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 1(u).

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Billabong International Limited ("company" or "parent entity") as at 30 June 2004 and the results of all controlled entities for the year then ended. Billabong International Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain reserves of the foreign controlled entity were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Billabong International Ltd and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2002. The Australian Taxation Office has been notified of this decision.

As a consequence, Billabong International Ltd, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

Amounts receivable or payable with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under tax sharing arrangements are recognised as a component of income tax expense (revenue).

(c) Foreign currency translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year. On consolidation, exchange differences on foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve.

Note 1. Summary of significant accounting policies (continued)

(ii) *Specific commitments*
Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred in the Statement of Financial Position from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transactions are also recorded in the Statement of Financial Position. Any gains or losses arising on the hedging transactions after the recognition of the hedged purchase or sale are included in the Statement of Financial Performance.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

(iii) *General commitments*
Exchange gains or losses on other hedge transactions are brought to account in the statement of financial performance in the financial year in which the exchange rates change. Gains or costs arising on entry into hedges of general commitments are brought to account at the time of entry into the hedges and are amortised over the lives of the hedges.

(iv) *Foreign controlled entities*
The financial statements of overseas controlled entities that are self sustaining foreign operations are converted using the current rate method. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve.

(d) Acquisitions of assets
The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Amounts payable in the future which are contingent on future events are only included in the cost of acquisition to the extent they can be reliably estimated at balance date.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(e) Revenue recognition
Revenue is recognised for the major business activities as follows:

(i) *Sales revenue*
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of wholesaling products to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided in accordance with normal trading terms.

Note 1. Summary of significant accounting policies (continued)

(ii) Retail Shop Revenue
Revenue earned from retail shops is recognised on a gross basis. Retail shop sales are recognised when the goods are provided.

(iii) Sales to Licensees
Revenue earned from sales to licensees is recognised on a net basis. Revenue is recognised when the goods are provided.

(iv) Interest and Royalty Income
Interest and royalty income is recognised as it accrues.

(f) Receivables

(i) Trade Debtors
All trade debtors are recognised at the date they are invoiced and are principally on 30 day terms.
Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when collection of the full nominal amount is no longer probable.

(ii) Other Amounts Receivable
Other amounts receivable comprise the following:
(a) amounts receivable under a factoring arrangement
(b) amounts due as a result of transactions outside the normal course of trading.

(g) Inventories

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are :

Raw materials and Other Stock
Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress
Standard costs approximating actual costs including an appropriate allocation of overheads.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost.

(h) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The expected net cashflows included in determining recoverable amounts of non-current assets are not discounted to their present values.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

Property, Plant and Equipment

Acquisition
Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour and capitalised interest.

Revaluations
Freehold and leasehold land and buildings will be valued every three years. It is not the entity's intention to bring any revaluation increment to account.

Depreciation and Amortisation
Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Buildings	-	20 years
Owned and leased plant and equipment	-	3 to 20 years

Note 1. Summary of significant accounting policies (continued)

(i) Investments

Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(j) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(k) Leases

Finance leases are capitalised at the present value of the minimum lease payments. A corresponding lease liability is also established and each lease payment is allocated between the liability and finance charges.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(l) Intangible assets and expenditure carried forward

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over twenty years, being the period during which the benefits are expected to arise. The cost of acquisition is discounted as described in note 1(d) where settlement of any part of cash consideration is deferred.

(ii) Trade Names, Copyright and Other Intellectual Property

Trade names, copyright and other intellectual property includes trade names, trade marks, technical know-how, patents and registered designs. Expenditure incurred in developing, maintaining or enhancing brand names is written off against operating profit in the year in which it is incurred.

The Directors are of the view that the depreciable amounts of the Group's trade names, copyright and other intellectual property are either negligible, or not material, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore the Directors see no reason why this situation should not prevail beyond this outlook period. In any event, if the Directors' assumptions, including in relation to these residual values were to change, the Directors currently believe that the useful lives of the assets are of such duration that any annual amortisation charge on trade names, copyright and other intellectual property would be immaterial.

Trade names have an unlimited legal life and the trade names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

The Directors have a policy of reviewing the carrying value of trade names, copyright and other intellectual property annually to be satisfied that there is no diminution in value. Independent valuations will be obtained as necessary.

(m) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(n) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due.

(o) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements.

The accounting for forward foreign exchange contracts is in accordance with notes 1(c)(ii)-(iii).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

(p) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and vested sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Related on costs have also been included in the liability. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Note 1. Summary of significant accounting policies (continued)

(ii) *Long Service Leave*
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Related on costs have also been included in the provision. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on National Government Bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Profit sharing and bonus plans*
A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) *Superannuation Contributions*
Employer contributions to superannuation funds are charged against the operating profit as they are made.

(q) Cash
For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(r) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is determined by dividing the net profit after income tax attributable to members of Billabong International Limited by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(s) Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(t) Employee and Executive Share Plans
The Company currently maintains an Employee Share Plan as set out in Note 29. Other than the costs incurred in administering the plans which are expensed as incurred, the plans do not result in any expense to the Company or the consolidated entity.

(u) International Financial Reporting Standards (IFRS)
The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Note 1. Summary of significant accounting policies (continued)

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to Australian equivalents to IFRS, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports to the audit committee. To date the project team has analysed the Australian equivalents to IFRS and has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Pending Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity.

Major changes identified to date that will be required to the consolidated entity's existing accounting policies include the following:

(i) *Income tax*

Under the Australian equivalent to IAS 12 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

(ii) *Intangible assets – goodwill*

Under the Australian equivalent to IFRS 3 Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years.

(iii) *Equity-based compensation benefits*

Under the Australian equivalent to IFRS 2 Share-based Payment, equity-based compensation to employees will be recognised as an expense in respect of the services received.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

(iv) *Financial instruments*

Under the Australian equivalent to IAS 32 Financial Instruments: Disclosure and Presentation of the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under the Australian equivalent to IAS 39 Financial Instruments: Recognition and Measurement there may be major impacts as a result of:

- Interest rate swap contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the contract expires, in which case the amounts recognised in equity will be included in interest expense.

- foreign exchange contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs, in which case the amounts recognised in equity will be included in the initial cost of the assets acquired. Currently, the costs or gains arising under contracts together with any realised or unrealised gains from remeasurement are included in assets or liabilities as deferred losses or deferred gains.

This differs to current treatment described in note 1(o).

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS.

Note 2. Revenue

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Revenue from operating activities				
Sale of goods	674,729	622,853	—	—
Royalties	2,616	2,354	—	—
Other operating income	380	532	—	—
	677,725	625,739	—	—
Revenue from outside the operating activities				
Interest	490	331	3,197	2,795
Foreign exchange gains (net)	1,560	2,268	—	—
Dividends Received	—	—	52,000	50,000
	2,050	2,599	55,197	52,795
Total revenue	679,775	628,338	55,197	52,795
Represented on the Statement of Financial Performance as:				
Revenue from ordinary activities	679,285	628,007	52,000	50,000
Interest received	490	331	3,197	2,795
	679,775	628,338	55,197	52,795

Note 3. Operating profit

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Foreign exchange gains and losses				
Exchange gains on foreign currency	1,560	2,268	—	—
Expenses				
Cost of goods sold	343,940	336,809	—	—
Selling general and administrative expenses	191,213	165,946	539	963
	535,153	502,755	539	963
Depreciation				
Buildings	104	111	—	—
Plant and equipment	7,391	5,794	—	—
Leased Assets	682	817	—	—
Total depreciation	8,177	6,722	—	—
Amortisation				
Goodwill	2,868	2,560	—	—
Total amortisation	2,868	2,560	—	—
Total other expenses from ordinary activities	546,198	512,037	539	963

Note 3. Operating profit (continued)

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Other charges against assets				
Write down of inventories to net realisable value	2,717	2,291	—	—
Bad and doubtful debts – trade debtors	4,254	3,309	—	—
Borrowing costs expensed				
Interest and finance charges paid/payable	5,700	7,389	2,093	3,197
Other provisions				
Employee benefits	3,233	1,531	—	—
Rental expense relating to operating leases	10,584	6,099	—	—

Note 4. Income tax

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax expense	127,877	108,912	52,565	48,635
Income tax calculated @ 30% (2003 – 30%)	38,363	32,674	15,770	14,591
Increased Taxation arising from :				
Non-deductible permanent differences	2,698	267	(335)	96
Effect of higher tax rates on overseas income	3,062	2,129	—	—
Income tax expenses attributable to controlled entities	—	—	—	2,791
	44,123	35,070	15,435	17,478
Reduced Taxation arising from :				
Net exempt income	(2,254)	(2,510)	—	—
Rebateable Dividends	—	—	(15,600)	(15,000)
Other Allowable Permanent Differences	(483)	—	—	—
Income tax expense	41,386	32,560	(165)	2,478
(Over)/Under provision in respect of prior years	(544)	106	(544)	—
Aggregate income tax expense/(benefit)	40,842	32,666	(709)	2,478

No part of the deferred tax assets shown in note 8 is attributable to tax losses.

Billabong International Ltd and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as of 1 July 2002. As a consequence, Billabong International Ltd, as the head entity in the tax consolidation group, has recognised current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group in the financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax sharing arrangements have been recognised separately by Billabong International Ltd as tax-related amounts receivable or payable.

Note 5. Current assets – Cash assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Cash at bank and on hand	56,086	30,835	517	1,506

Note 6. Current assets – Receivables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Trade debtors	130,648	100,157	—	—
Less: Provision for doubtful debts	(9,583)	(7,135)	—	—
	121,065	93,022	—	—
Recoverables from controlled entity - tax related	—	—	13,201	7,686
Other debtors	48,207	45,344	—	—
	169,272	138,366	13,201	7,686

Other debtors
This amount includes $45.4m (2003 - $43.0m) relating to amounts recoverable under a debtor factoring arrangement.
Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

Note 7. Current assets – Inventories

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Raw materials and stores – at cost	2,158	2,437	—	—
Work in progress – at cost	1,365	827	—	—
Finished goods				
– at cost	97,107	70,732	—	—
– at net realisable value	2,909	5,929	—	—
	103,539	79,925	—	—

Note 8. Current assets – Deferred Tax Assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Deferred tax assets	9,241	7,194	1,666	783

Note 9. Current assets – Other

	Notes	Consolidated		Parent entity	
		2004	2003	**2004**	2003
		$'000	$'000	**$'000**	$'000
Prepayments		8,149	6,999	261	312
Deferred Exchange Losses	24(a)	125	4,298	—	—
Other		—	—	—	36
		8,274	11,297	261	348

Note 10. Non-current assets – Receivables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Receivables from controlled entities - tax related	—	—	44,996	44,996
Receivables from controlled entities	—	—	51,356	59,386
Other debtors	2,293	820	—	—
	2,293	820	96,352	104,382

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 11. Non-current assets – Other Financial Assets

		Consolidated		Parent entity	
		2004	2003	**2003**	2003
		$'000	$'000	**$'000**	$'000
Non-Traded Investments					
Shares in controlled entities at cost	31	—	—	259,152	259,077
		—	—	259,152	259,077

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 12. Non-current assets – Property, plant and equipment

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Land and buildings				
Freehold land – at cost	231	226	—	—
	231	226	—	—
Building – at cost	1,908	1,866	—	—
Less: Accumulated depreciation	(443)	(318)	—	—
	1,465	1,548	—	—
Total land and buildings	1,696	1,774	—	—

Note 12. Non-current assets – Property, plant and equipment (continued)

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Plant and equipment				
Plant and equipment – at cost	48,278	35,578	—	—
Less: Accumulated depreciation	(20,858)	(14,093)	—	—
	27,420	21,485	—	—
Plant and equipment under finance lease – at cost	7,872	10,146	—	—
Less: Accumulated amortisation	(1,644)	(2,679)	—	—
	6,228	7,467	—	—
Total plant and equipment	33,648	28,952	—	—
Total property, plant and equipment	35,344	30,726	—	—

Land and buildings are recorded at cost. The Directors have determined that the current value of land and buildings at 30 June 2004 is $1,696,000. The basis of this value is the Directors' assessment of the amounts for which the assets which could be exchanged between willing parties in an arms length transaction. Independent valuations were not obtained by the Directors.

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year (Consolidated) are set out below.

	Freehold land $'000	**Buildings $'000**	**Plant & equipment $'000**	**Leased plant & equip-ment $'000**	**Total $'000**
Consolidated – 2004					
Carrying amount at start of year	226	1,548	21,485	7,467	30,726
Additions	—	—	14,404	—	14,404
Disposals	—	—	(1,459)	(667)	(2,126)
Depreciation/amortisation expense (note 3(a))	—	(104)	(7,391)	(682)	(8,177)
Foreign currency exchange differences	5	21	381	110	517
Carrying amount at end of year	231	1,465	27,420	6,228	35,344

Note 13. Non-current assets – Intangible assets

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Goodwill	62,033	51,193	—	—
Less: Accumulated amortisation	(10,287)	(7,382)	—	—
	51,746	43,811	—	—
Trade names, Copyright and Other Intellectual Property	465,385	460,912	—	—
Less: Accumulated amortisation	—	—	—	—
	465,385	460,912	—	—
	517,131	504,723	—	—

Non-current assets pledged as security
Refer to note 17 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 14 Current liabilities – Payables

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Trade creditors	78,032	53,557	—	—
Other creditors	34,571	28,426	204	—
	112,603	81,983	204	—

Note 15. Current liabilities – Interest bearing liabilities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Secured				
Bank loans	977	343	—	—
Lease liabilities (note 28)	768	1,683	—	—
Total secured current interest bearing liabilities	1,745	2,026	—	—
Unsecured				
Other loans	371	140	—	—
Total unsecured current interest bearing liabilities	371	140	—	—
Total current interest bearing liabilities	2,116	2,166	—	—

Details of the security relating to each of the secured liabilities and further information on the bank loans and other loans are set out in note 17.

Bank Loans
Bank loans represent term loans at fixed interest rates.

Other Loans
Other loans have no fixed dates of repayment and bear interest at Bank Borrowing Rate plus a margin.

Note 16. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Income tax	9,177	13,433	5,198	7,677

Note 17. Non-current liabilities – Interest bearing liabilities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Secured				
Bank loans	7,379	8,022	—	—
Bills Payable	136,408	108,792	11,800	22,940
Lease liabilities (note 28)	4,644	5,302	—	—
Total secured non-current interest bearing liabilities	148,431	122,116	11,800	22,940

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Unsecured				
Bank loans	621	770	—	—
Total unsecured non-current interest bearing liabilities	621	770	—	—
Total non-current interest bearing liabilities	149,052	122,886	11,800	22,940

Bank Loans
Comprise the following:

European operation :
- An interest only loan repayable in April 2007. Interest is payable at Libor plus a margin.
- A fixed interest term loan due to be repaid in June 2007.

Japan operation :
- A 650 million Yen credit facility at a variable interest rate plus a margin.

Bills Payable
Bills payable represents a 3 year Commercial Bank Bill facility rolling every month. Interest is payable in advance and calculated as BBSY / LIBOR / EURIBOR plus a margin.

Other
Other secured loans represent fixed interest term loans which facilitated the purchase of plant and equipment.

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Secured liabilities				
Total secured liabilities (current and non-current) are:				
Bank loans	8,356	8,365	—	—
Bills payable	136,408	108,792	11,800	22,940
Lease liabilities	5,412	6,985	—	—
Total secured liabilities	150,176	124,142	11,800	22,940

Note 17. Non-current liabilities – Interest bearing liabilities (continued)

The bank loans, bills and overdraft of the parent entity and controlled entities are secured by an equitable mortgage over all assets and undertakings of the consolidated entity.

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

The other loans are secured by the assets of Burleigh Point Ltd, Element Skateboards, Inc., and VeeZee Inc. The agreement includes minimum tangible net worth, maximum capital expenditures and fixed charge coverage covenants.

Assets pledged as security

The carrying amounts of non-current assets pledged as security are:		Consolidated		Parent entity	
	Notes	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000
Finance lease					
Plant and equipment under finance lease	12	6,228	7,467	—	—
Floating charge					
Receivables – non-current	10	2,293	820	96,352	104,382
Other non-current assets	11,12,13	546,247	527,982	259,152	259,077
Total non-current assets pledged as security		554,768	536,269	355,504	363,459
The following current assets are also pledged as security under the floating charge:					
Cash assets	5	56,086	30,835	517	1,506
Receivables – current	6	169,272	138,366	13,201	7,686
Other current assets	7,8,9	121,054	98,416	1,927	1,131
Total assets pledged as security		901,180	803,886	371,149	373,782
Financing arrangements					
Credit standby arrangements					
Total facilities					
Bank overdrafts		6,956	6,566	—	—
Letters of credit		27,451	20,538	—	—
Other secured loans and bank bills		213,145	161,955	11,800	22,940
		247,552	189,059	11,800	22,940
Used at balance date					
Bank overdrafts		—	—	—	—
Letters of Credit		—	—	—	—
Other secured loans		144,764	117,157	11,800	22,940
		144,764	117,157	11,800	22,940
Unused at balance date					
Bank overdrafts		6,956	6,566	—	—
Letters of Credit		27,451	20,538	—	—
Other secured loans		68,381	44,798	—	—
		102,788	71,902	—	—
Bank loan facilities					
Total facilities		247,552	189,059	11,800	22,940
Used at balance date		144,764	117,157	11,800	22,940
Unused at balance date		102,788	71,902	—	—

Note 18. Non-current liabilities – Deferred tax liabilities

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Deferred tax liability		48,655	48,398	48,255	48,178

Note 19. Non-current liabilities – Provisions

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Employee benefits	29	1,035	432	---	---

Note 20. Contributed equity

	Notes	Parent Entity 2004 Number '000	Parent Entity 2003 Number '000	Parent entity 2004 $'000	Parent entity 2003 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	203,346	201,421	295,620	287,635
Other equity securities	(e)	---	---	2,842	2,766
		203,346	201,421	298,462	290,401

(b) Movements in ordinary share capital

2004

Date	Details	Notes	Number of shares	Issue price	$'000
30/06/03	Opening balance		201,420,709		287,635
02/09/03	Exercise of Aug 2000 options	(f)	57,693	2.60	150
02/09/03	Exercise of Jun 2001 options	(f)	71,743	4.90	351
02/09/03	Exercise of Element 2002 options	(e)	60,000	5.35	321
23/09/03	Exercise of Aug 2000 options	(f)	282,497	2.60	734
23/09/03	Exercise of Jun 2001 options	(f)	72,085	4.90	353
23/09/03	Exercise of Element 2002 options	(e)	70,508	5.35	388
30/09/03	Exercise of Aug 2000 options	(f)	114,294	2.60	297
30/09/03	Exercise of Jun 2001 options	(f)	33,991	4.90	166
30/09/03	Exercise of Element 2002 options	(e)	30,000	5.35	160
25/11/03	Exercise of Aug 2000 options	(f)	10,770	2.60	28
25/11/03	Exercise of Jun 2001 options	(f)	20,748	4.90	101
25/11/03	Exercise of Element 2002 options	(e)	70,509	5.35	377
17/12/03	Exercise of Element 2002 options	(e)	30,000	5.35	160
28/01/04	Exercise of Element 2002 options	(e)	31,888	5.35	170
25/02/04	Exercise of Element 2002 options	(e)	79,000	5.35	422
26/02/04	Exercise of Jun 2001 options	(f)	10,885	4.90	53
26/02/04	Exercise of Element 2002 options	(e)	70,509	5.35	377
03/03/04	Exercise of Aug 2000 options	(f)	1,282	2.60	3
03/03/04	Exercise of Jun 2001 options	(f)	22,448	4.90	110
09/03/04	Exercise of Aug 2000 options	(f)	7,948	2.60	20
09/03/04	Exercise of Jun 2001 options	(f)	15,367	4.90	75
09/03/04	Exercise of Element 2002 options	(e)	50,000	5.35	267
11/03/04	Exercise of Element 2002 options	(e)	39,000	5.35	208
24/03/04	Exercise of Aug 2000 options	(f)	45,127	2.60	117

Note 20. Contributed equity (continued)

(b) Movements in ordinary share capital

2004

Date	Details	Notes	Number of shares	Issue price	$'000
24/03/04	Exercise of Oct 2001 options	(f)	11,231	7.42	83
30/03/04	Exercise of Aug 2000 options	(f)	30,384	2.60	79
30/03/04	Exercise of Jun 2001 options	(f)	57,819	4.90	283
30/03/04	Exercise of Oct 2001 options	(f)	7,188	7.42	53
12/05/04	Exercise of Element 2002 options	(e)	27,592	5.35	147
21/05/04	Exercise of Element 2002 options	(e)	80,000	5.35	428
01/06/04	Exercise of Element 2002 options	(e)	26,377	5.35	141
16/06/04	Exercise of Element 2002 options	(e)	202,329	5.35	1,082
23/06/04	Exercise of Element 2002 options	(e)	28,413	5.35	152
28/06/04	Employee Share Plan	(g)	131,806	—	—
29/06/04	Exercise of Element 2002 options	(e)	20,000	5.35	107
29/06/04	Exercise of Element 2002 options	(e)	452	7.70	3
30/06/04	Exercise of Element 2002 options	(e)	3,555	5.35	19
	Balance		203,346,147		295,620

2003

Date	Details	Notes	Number of shares	Issue price	$'000
30/06/02	Opening balance		199,870,067		282,363
16/09/02	Exercise of Aug 2000 options	(f)	245,898	2.60	639
30/09/02	Exercise of Aug 2000 options	(f)	129,205	2.60	336
03/12/02	Exercise of Aug 2000 options	(f)	44,102	2.60	115
21/03/03	Exercise of Aug 2000 options	(f)	680,793	2.60	1,770
20/05/03	Exercise of Element 2002 options	(e)	105,763	5.35	566
17/06/03	Exercise of Element 2002 options	(e)	170,316	5.35	912
30/06/03	Exercise of Element 2002 options	(e)	174,565	5.35	934
	Balance		201,420,709		287,635

(c) Movements in other Equity Securities

Date	Details	Notes	$'000
2004			
30/06/03	Opening balance		2,766
10/08/03	Options issued in relation to acquisition	(e)	76
30/06/04	Balance		2,842
2003			
30/06/02	Opening balance		2,670
10/08/02	Options issued in relation to acquisition	(e)	96
30/06/04	Balance		2,766

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 20. Contributed equity (continued)

(e) Other Equity Securities

The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share and is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise Price	Date of Exercise
2004	10 Aug 03	15,032	6.32	09 Aug 04
	10 Aug 03	30,066	6.32	09 Aug 05
	10 Aug 03	15,032	6.32	09 Aug 06
2003	10 Aug 02	15,049	7.70	09 Aug 03
	10 Aug 02	30,096	7.70	09 Aug 04
	10 Aug 02	15,048	7.70	09 Aug 05
2002	04 Jul 01	459,840	5.35	30 Jun 02
	04 Jul 01	919,680	5.35	30 Jun 03
	04 Jul 01	459,840	5.35	30 Jun 04

(f) Options - Executive Incentive Option Plan

Information relating to the Billabong Executive Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 29.

(g) Employee Share Plan

Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in Note 29.

Note 21. Reserves and retained profits

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
(a) Reserves					
Asset revaluation reserve		153,961	153,961	—	—
Foreign currency translation reserve		(4,704)	(4,192)	103	103
		149,257	149,769	103	103
Movements:					
Asset revaluation reserve					
Balance at beginning of period		153,961	198,957	—	—
Adjustment resulting from tax consolidation		—	(44,996)	—	—
Balance at end of period		153,961	153,961	—	—
Foreign currency translation reserve					
Balance at beginning of period		(4,192)	692	103	103
Net exchange differences on translation of foreign controlled entity		(512)	(4,884)	—	—
Balance at end of period		(4,704)	(4,192)	103	103
(b) Retained profits					
Retained profits at the beginning of the financial year		94,418	60,303	4,483	457
Net profit attributable to members of Billabong International Ltd		87,035	76,246	53,274	46,157
Dividends paid	23	(50,630)	(42,131)	(50,630)	(42,131)
Retained profits at the end of the financial year		130,823	94,418	7,127	4,483

Note 21. Reserves and retained profits (continued)

(c) **Nature and purpose of reserves**

(i) **Asset revaluation reserve**
The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets. The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) **Foreign currency translation reserve**
Exchange differences arising on translation of the foreign controlled entities, (listed below) are taken to the foreign currency translation reserve, as described in accounting policy note 1(c)(iv).

Burleigh Point Ltd.
Burleigh Point Canada Inc.
VeeZee Inc.
Element Skateboards, Inc.
Billabong Retail, Inc.
GSM Investments Ltd
GSM (Europe) Pty Ltd
GSM Espana Operations Sociedad Limitada
GSM Rocket Europe
GSM England Retail Ltd
GSM (NZ Operations) Limited
GSM (Japan) Pty Ltd
GSM Brasil Ltda
GSM Germany Retail GMBH
GSM Belgium Retail

Note 22. Equity

	Notes	Consolidated		Parent entity	
		2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Total equity at the beginning of the financial year		534,588	544,985	294,987	282,923
Total changes in equity recognised in the statement of financial performance		86,523	26,366	53,274	46,157
Fair value increment on acquisition	20	76	96	76	2,766
Transactions with owners as owners:					
Dividends paid	23	(50,630)	(42,131)	(50,630)	(42,131)
Issue of Shares		7,985	5,272	7,985	5,272
Total equity at the end of the financial year		578,542	534,588	305,692	294,987

Note 23. Dividends

	Parent entity	
	2004 $'000	2003 $'000
Ordinary shares		
2003 final dividend of 12.5 cents per fully paid share paid on 10th November 2003 (2002 final dividend of 10.0 cents per fully paid share paid on 8th November 2002)		
Fully franked based on tax paid @ 30%	25,277	20,025
2004 interim dividend of 12.5 cents per fully paid share paid 14th April 2004 (2003 interim dividend of 11.0 cents per fully paid share paid 14th April 2003)		
Fully franked based on tax paid @ 30%	25,353	22,106
Total dividends paid	50,630	42,131

Note 23. Dividends (continued)

Dividends not recognised at year end
In addition to the above dividends, since year end the Directors have declared the payment of a final dividend of 14.0 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

Franked Dividends
The franked portions of the final dividends declared after 30 June 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2005.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2003– 30%)	15,977	13,904	15,977	13,904

(a) The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the June 2004 quarter tax instalment.

(b) Franking credits of $4,476,000 were transferred from wholly owned entities to the parent entity at the time these entities entered the tax consolidated group on 1 July 2002.

Note 24. Financial instruments

(a) **Off-balance sheet derivative instruments**
Billabong International Limited and certain of its controlled entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates.

Interest rate swap contracts
It is policy to protect part of the loans from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

At 30 June 2004, the notional principal amount of the JPY interest rate swap contract is 250 million Yen (2003 - 250 million Yen) and it is due to expire in December 2004. The fixed interest rate is 1.91%, (2003 1.996%) which compares to the 90 day bank bill rate at balance date of 1.61% (2003 - 1.41%).

At 30 June 2004, the notional principal amount of USD interest rate contract is $25 million USD (2003 - $25 million USD) and it is due to expire in September 2005. The fixed interest rate is 3.34% which compares to the 90 day bank bill rate at balance date of 1.47% (2003 – 1.06%).

At 30 June 2004, the notional principal amount of USD interest rate contract is $15 million USD and it is due to expire in February 2009. The fixed interest rate is 3.53% which compares to the 90 day bank bill rate at balance date of 1.47%.

Note 24. Financial instruments (continued)

Forward exchange contracts

From time to time, the consolidated entity enters into forward exchange contracts to purchase US dollars. The contracts are timed to mature when major shipments of inventory are scheduled to arrive and cover anticipated purchases for the upcoming season. The European division also sells British Pounds on a regular basis to hedge its anticipated monthly British sales.

At balance date, the details of outstanding contracts are:

	Buy US dollars		Average exchange rate	
	2004 $'000	2003 $'000	**2004**	2003
0 - 6 Months				
Sell Euro	8,817	10,689	1.1767	1.0007
Sell AUD	16,000	11,750	0.7248	0.5809
6 - 12 Months				
Sell Euro	6,162	12,770	1.1786	1.1096

	Sell British Pounds		Average exchange rate	
	2004 $'000	2003 $'000	**2004**	2003
0 - 6 Months				
Buy Euro	6,487	6,129	0.7032	0.6427
6 - 12 Months				
Buy Euro	—	1,556	—	0.7021

As these contracts are hedging anticipated future purchases and sales, unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur.

Deferred amounts receivable and payable on open contracts have been netted and are included in other debtors and other creditors.

The following gains and losses have been deferred at 30 June 2004

	2004 $'000	2003 $'000
Unrealised Gains	1,331	1,152
Unrealised Losses	(1,456)	(5,450)
Net Losses	(125)	(4,298)

The parent entity did not enter into forward exchange contracts in either the current or previous year.

(b) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The consolidated entity's maximum credit risk exposure in relation to these is as follows:

1. Forward Exchange Contracts – the full amount of the foreign currency it will be required to pay or purchase when settling forward exchange contracts, should the counterparty not pay the currency it is committed to deliver to the Company.
2. Interest rate swap contracts – which is limited to the net fair value of the swap agreement at balance date.
   In both of the above cases the risks are considered minimal, as the counterparties are all recognised banks.

Note 24. Financial instruments (continued)

(c) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

2004	Notes	Floating interest rate	Fixed interest maturing in: 1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total	Weighted Average Interest rate
		$'000	$'000	$'000	$'000	$'000	$'000	
Financial assets								
Cash and deposits	5	56,086	—	—	—	—	56,086	4%
Receivables	6	—	—	—	—	169,272	169,272	N/A
		56,086	—	—	—	169,272	225,358	
Financial liabilities								
Bank Loans (secured)	15, 17	2,750	269	5,337	—	—	8,356	2.77%
Bank Loans (unsecured)	15, 17	211	160	621	—	—	992	10.02%
Trade and other creditors	14	—	—	—	—	112,603	112,603	N/A
Bills payable	17	78,005	—	58,403	—	—	136,408	3.70%
Lease liabilities	15, 17	—	769	2,678	1,965	—	5,412	4.92%
		80,966	1,198	67,039	1,965	112,603	263,771	
Net financial assets (liabilities)		(24,880)	(1,198)	(67,039)	(1,965)	56,669	(38,413)	

2003	Notes	Floating interest rate	Fixed interest maturing in: 1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total	Weighted Average Interest rate
		$'000	$'000	$'000	$'000	$'000	$'000	
Financial assets								
Cash and deposits	5	30,835	—	—	—	—	30,835	4%
Receivables	6	—	—	—	—	138,366	138,366	N/A
		30,835	—	—	—	138,366	169,201	
Financial liabilities								
Bank Loans (secured)	15, 17	3,645	228	4,460	—	—	8,333	3.24%
Bank Loans (unsecured)	15, 17	—	140	770	—	—	910	5.08%
Trade and other creditors	14	—	—	—	—	81,983	81,983	N/A
Bills payable	17	49,622	21,440	37,730	—	—	108,792	3.57%
Other loans	15, 17	—	32	—	—	—	32	10.95%
Lease liabilities	15, 17	—	1,683	2,818	2,484	—	6,985	5.33%
		53,267	23,523	45,778	2,484	81,983	207,035	
Net financial assets (liabilities)		(22,432)	(23,523)	(45,778)	(2,484)	56,383	(37,834)	

(d) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

Note 24. Financial instruments (continued)

(d) Net fair value of financial assets and liabilities (continued)

(ii) Off-balance sheet

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the carrying amount, which represents the amount currently receivable or payable at the reporting date, and the present value of the estimated future cash flows which have not been recognised as an asset or liability. At 30 June 2004, the net fair value payable for outstanding interest rate swaps over their outstanding term is $0.2 million.

For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rate for contracts with similar maturity profiles.

(e) Debtor factoring

American subsidiaries assign the majority of their accounts receivable to a factor under an agreement which continues on an annual basis. The subsidiaries may request advances on the net sales factored at any time before their maturity date. The factor charges a commission on the net sales factored, and interest at a bank's prime rate plus 0.5%. The subsidiaries are subject to financial convenants under the agreement, including the requirement to maintain a minimum tangible net worth and a minimum working capital. At June 30, 2004, management believes all financial convenants had been met or have been waived by the factor.

The subsidiaries have an agreement with the factor to open letters of credit to facilitate the purchase of inventory. Letters of credit are opened as needed, subject to factor approval, and are secured by the acquired inventories.

The subsidiaries have a revolving loan with its factor providing for borrowings based on a percentage of eligible inventories. Interest on borrowings is charged at a bank's prime rate plus 0.5%.

Maximum advances under the factoring agreement are not to exceed USD$30,000,000. Obligations due to the factor under the factoring agreement and the revolving loan are collateralised by a continuing security interest in all of the assets of the subsidiaries plus guarantees from the Billabong group.

Note 25. Director and specified manager disclosures

Directors
The following persons were directors of Billabong International Ltd during the financial year:

Chairman – non-executive
G.M. Pemberton

Executive directors
D. O'Neill, Chief Executive Officer
P. Naude

Non-executive directors
M.A. Jackson
E.T. Kunkel
F.A. McDonald
G.S. Merchant
C. Paull

Managers (other than directors) with the greatest authority for strategic direction and management
The following persons were the five managers with the greatest authority for the strategic direction and management of the consolidated entity ("specified managers") during the financial year:

Name	Position	Employer
Peter Casey	General Manager, Europe	GSM (Europe) Pty Ltd / GSM (Operations) Pty Ltd
Shayne Palfreyman *	Chief Financial Officer	GSM (Operations) Pty Ltd
Stephen Wilson	Executive Vice President	Burleigh Point Ltd
Johnny Schillereff	President Element Skate	Element Skate Inc
Richard Sanders	Vice President Sales	Burleigh Point Ltd

All of the above persons were also specified managers during the year ended 30 June 2004.

* Shayne Palfreyman resigned on 10 June 2004, his resignation will be effective on 30 September 2004.

Remuneration
Principles used to determine the nature and amount of remuneration
The objective of the company's remuneration reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns reward with achievement of strategic and financial objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that remuneration reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- performance linked to strategic and financial objectives.
- transparency.

In consultation with external remuneration consultants, the company has structured a remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design
- focuses on return on assets and key non-financial drivers of value
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience
- reflects competitive reward for contribution to shareholder value
- provides a clear structure for earning rewards
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. At senior levels within the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Note 25. Director and specified manager disclosures (continued)

Non-executive directors
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the non-executive directors. Non-executive directors do not receive share options or retirement benefits.

Non-executive directors' fees
The maximum aggregate remuneration pool was approved by members on 4 July 2000. The Chairman's remuneration is inclusive of committee fees while non-executive directors who chair a committee may receive additional yearly fees.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit.

Executive directors and managers ("executives") pay
The executive remuneration framework has three components:

- base pay and benefits
- short-term performance incentives
- long-term incentives through participation in the Billabong Executive Incentive Option Plan.

The combination of these comprises the executive's total remuneration.

Base pay
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits
Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions that the company operates. In certain circumstances, additional benefits (e.g. travel, accommodation etc) may also be provided.

Short-term incentives
Short term incentives (STI's) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPI's) and other personal objectives).

- A component of the STI is linked to the financial performance of the company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STI are linked to the individual performance (based on similar factors to those for high level executives). All bonuses are paid in August of the following financial year.

The short term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resources and Remuneration Committee.

The STI target annual payment is reviewed annually.

Note 25. Director and specified manager disclosures (continued)

Billabong Executive Incentive Option Plan
Information on the Billabong Executive Incentive Option Plan is set out in note 29.

Details of remuneration
Details of the remuneration of each director of Billabong International Ltd and each of the five specified managers of the consolidated entity, including their personally-related entities, are set out in the following tables.

Directors of Billabong International Ltd

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash Bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
G.M. Pemberton *	178,366	—	1,501	11,002	—	—	190,869
D. O'Neill *	513,089	770,000	44,468	11,002	62,620	—	1,401,179
M.A. Jackson *	76,442	—	1,500	6,880	—	—	84,822
E.T. Kunkel	75,000	—	1,497	—	—	—	76,497
F.A. McDonald *	101,923	—	1,495	9,000	—	—	112,418
G.S. Merchant *	76,442	—	1,513	6,880	—	—	84,835
C. Paull *	76,442	—	1,500	6,880	—	—	84,822
P. Naude	755,306	754,752	15,123	5,618	66,788	—	1,597,587
Total	1,853,010	1,524,752	68,597	57,262	129,408	—	3,633,029

* Includes 53 pay weeks.

Specified managers of the consolidated entity

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash Bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey * #	492,751	300,000	17,760	8,251	47,373	1,000	867,135
S. Palfreyman *	444,344	200,000	16,785	11,002	44,353	—	716,484
S. Wilson	481,123	106,082	17,232	—	33,609	1,000	639,046
J. Schillereff	469,328	28,289	22,328	3,963	56,100	1,000	581,008
R. Sanders	403,069	106,082	21,232	4,849	34,359	1,000	570,591
Total	2,290,615	740,453	95,337	28,065	215,794	4,000	3,374,264

* Includes 53 pay weeks.
\# Includes $150,000 transfer allowance cash salary

Note 25. Director and specified manager disclosures (continued)

Service agreements
Remuneration and other terms of employment for the Executive Directors and the specified managers are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Billabong Executive Incentive Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

D. ONeill, Chief Executive Officer
- Term of agreement – Open, commencing 1 January, 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $511,002 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.

P.Naude, General Manager USA
- Term of agreement – Open, commencing 1 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $760,371 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

S. Palfreyman, Chief Financial Officer
- Term of agreement – Open, commencing 3 July, 2000.
- Base salary, inclusive of superannuation, for the year ending 30 June 2004 of $461,002 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

P. Casey, General Manager Europe
- Term of agreement – Open, commencing 3 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $311,002 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

S. Wilson – Executive Vice President
- Term of agreement – Open, commencing 1 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $500,000, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

J. Schillereff - President Element Skate
- Term of agreement – Open, commencing 7 February, 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $485,149, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 0.5 times annual base salary.

R. Sanders - Vice President Sales
- Term of agreement – Open, commencing 1 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $417,963 to be reviewed annually by the remuneration committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.

Note 25. Director and specified manager disclosures (continued)

Share-based compensation – options
The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable		
11 Aug 00	10 Aug 05	$2.60	$1.15	33% after 11 Aug 02;	33% after 11 Aug 03;	33% after 11 Aug 04
18 Jun 01	18 Jun 06	$4.90	$1.53	33% after 18 Jun 03;	33% after 18 Jun 04;	33% after 18 Jun 05
23 Aug 02	23 Aug 07	$8.10	$2.93	33% after 23 Aug 04;	33% after 23 Aug 05;	33% after 23 Aug 06

Options are granted under the Billabong Executive Incentive Option Plan which was approved by special resolution at the 4 July 2000 annual general meeting. Staff eligible to participate in the plan are those of supervisor level and above (including executive directors). Options are not exerciseable unless personal and financial performance criteria are met.

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche vests and is exercisable after each of year 2, 3 and 4 anniversaries of the date of grant provided performance criteria are met.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted.

Share-based compensation – employee share plan
None of the executive directors of Billabong International Ltd have elected to participate in the company's employee share plan. The terms and conditions of each grant of shares affecting remuneration in this period is as follows:

Specified Manager Name	Date of grant	No of Shares	Value at grant date
P. Casey	28 Jun 04	118	$1,000
S. Wilson	28 Jun 04	118	$1,000
J. Schillereff	28 Jun 04	118	$1,000
R. Sanders	28 Jun 04	118	$1,000

The Billabong employee share plan, a scheme by which shares may be issued by the company to employees for no cash consideration, was approved by special resolution at the 4 July 2000 Annual General Meeting.

Equity instrument disclosures relating to directors and specified managers

Options provided as remuneration
Details of options over ordinary shares in the company provided as remuneration to each director of Billabong International Ltd and each of the five specified managers of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of Billabong International Ltd. Further information on the options is set out in note 29.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Billabong International Ltd		
D. O'Neill	---	77,708
P. Naude	---	89,743
Specified managers of the consolidated entity		
P. Casey	---	50,470
S. Palfreyman	---	43,092
S. Wilson	---	37,179
J. Schillereff	---	32,655
R. Sanders	---	47,436

Note 25. Director and specified manager disclosures (continued)

Equity instrument disclosures relating to directors and specified managers
Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Billabong International Ltd and each of the five specified managers of the consolidated entity are set out below.

Name	Amount paid per share	Number of ordinary shares issued on exercise of options during the year
Directors of Billabong International Ltd		
D. O'Neill	$2.60	64,103
D. O'Neill	$4.90	13,605
P. Naude	$2.60	89,743
Specified managers of the consolidated entity		
P. Casey	$2.60	42,307
P. Casey	$4.90	8,163
S. Palfreyman	$2.60	29,487
S. Palfreyman	$4.90	13,605
S. Wilson	$2.60	37,179
J. Schillereff	$4.90	32,655
R. Sanders	$2.60	47,436

No amounts are unpaid on any shares issued on the exercise of options.

Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Billabong International Ltd and each of the five specified managers of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Ltd					
D.O'Neill	322,226	---	(77,708)	244,518	---
P. Naude	383,975	---	(89,743)	294,232	---
Specified managers of the consolidated entity					
P. Casey	218,721	---	(50,470)	168,251	---
S. Palfreyman	185,765	---	(43,092)	140,673	---
S. Wilson	166,718	---	(37,179)	129,539	---
J. Schillereff *	127,965	---	(32,655)	95,310	---
R. Sanders	201,743	---	(47,436)	154,307	---

* Does not include options issued as part of the Element acquisition, see additional disclosure in other transactions with directors and specified executives.

No options are vested and unexercisable at the end of the year.

Note 25. Director and specified manager disclosures (continued)

Share holdings
The numbers of shares in the company held during the financial year by each director of Billabong International Ltd and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received as remuneration	Options exercised	Other changes during the year	Balance at the end of the year
Directors of Billabong International Ltd **Ordinary shares**					
G.M. Pemberton	12,575,966	—	—	—	12,575,966
D. O'Neill	604,395	—	77,708	—	682,103
M.A. Jackson (a)	228,656	—	—	—	228,656
E.T. Kunkel	44,466	—	—	—	44,466
F.A. McDonald	122,500	—	—	—	122,500
G.S. Merchant	44,683,444	—	—	—	44,683,444
C. Paull	1,828,229	—	—	(470,578)	1,357,651
P. Naude	1,947,204	—	89,743	—	2,036,947
(a) Adjusted for over statement of 8,478 shares in prior year Financial Statements.					
Specified executives of the consolidated entity **Ordinary shares**					
P. Casey	355,497	118	50,470	66,000	472,085
S. Palfreyman	94,696	—	43,092	(12,864)	124,924
S. Wilson	189,472	118	37,179	(13,213)	213,556
J. Schillereff	—	118	32,655	(17,656)	15,117
R. Sanders	158,573	118	47,436	(126,721)	79,406

Other transactions with directors and specified managers
Directors of Billabong International Ltd

Directors, G.S. Merchant and C Paull are Directors of Burleigh Heads Holdings Pty Ltd and G.S. Merchant is also a shareholder of Burleigh Heads Holdings Pty Ltd. A contract exists between GSM (Operations) Pty Ltd and Burleigh Heads Holdings Pty Ltd for the rental of a commercial building. The contract, based on normal commercial terms and conditions, has been in place for a number of years.

Aggregate amounts of each of the above types of other transactions with Directors and their director-related entities:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Rent of building	1,301,170	1,294,650	—	—

Specified managers of the consolidated entity

Mr J. Schillereff was a director of Element Inc at the time Billabong acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by Billabong for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted on 10 August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June, 2004 are as follows:

Note 25. Director and specified manager disclosures (continued)

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 09 Aug 03; 50% after 09 Aug 04;25% after 09 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 09 Aug 04; 50% after 09 Aug 05;25% after 09 Aug 06

Note 26. Remuneration of auditors

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$	$	**$**	$
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity (Australia)	243,000	217,000	17,500	15,000
Other auditors of controlled entities				
Related practices of the auditor of the parent entity	138,000	81,000	—	—
Other firms	185,000	245,000	—	—
	323,000	326,000	—	—
	566,000	543,000	17,500	15,000
Remuneration for other services:				
Auditor of the parent entity	66,000	159,000	—	—
Related practices of the auditor of the parent entity	13,000	—	—	—
Other firms	146,000	—	—	—
	225,000	159,000	—	—

Note 27. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Guarantees

Secured guarantees by the parent entity in respect of bank overdrafts and loans of controlled entities.
These guarantees are secured by registered mortgages over the assets and undertakings of the consolidated entity.

Unsecured guarantees by the parent entity in respect of leases of controlled entities for $5.4 million (2003 - $7.0 million)

Trade Letters of Credit

Letters of Credit of $11.0 million to suppliers were executed but undrawn as at 30 June 2004 (2003 - $4.0 million). The Letters of Credit related to the purchase of inventory in the 2003/2004 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 28. Commitments for expenditure

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Lease commitments	**$'000**	$'000	**$'000**	$'000
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	13,852	8,449	—	---
Later than one year but not later than 5 years	35,990	24,679	—	---
Later than 5 years	14,054	6,275	—	---
	63,896	39,403	—	---
Representing:				
Non-cancellable operating leases	62,236	37,921	—	---
Future finance charges on finance leases	1,660	1,482	—	---
	63,896	39,403	—	---

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Operating leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	13,606	8,097	—	---
Later than one year but not later than 5 years	35,192	24,036	—	---
Later than 5 years	13,438	5,788	—	---
Commitments not recognised in the financial statements	62,236	37,921	—	---

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Finance leases	**$'000**	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:				
Within one year	1,050	2,013	—	---
Later than one year but not later than 5 years	3,394	3,670	—	---
Later than 5 years	2,628	2,784	—	---
Minimum lease payments	7,072	8,467	—	---
Less: Future finance charges	(1,660)	(1,482)	—	---
Total lease liabilities	5,412	6,985	---	---
Representing lease liabilities:				
Current (note 15)	768	1,683	—	---
Non-current (note 17)	4,644	5,302	—	---
	5,412	6,985	—	---

The weighted average interest rate implicit in the leases is 4.92% (2003 – 5.33%)

Under the terms of a particular lease, the consolidated entity has an option to acquire the leased asset for a specified percentage of its fair value on expiry of the lease. This option lapses in the event the consolidated entity fails to maintain its credit rating at the level prevailing at inception of the lease.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
Contests and Athletes	**$'000**	$'000	**$'000**	$'000
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Not later than one year	8,683	8,634	—	---
Later than one year but not later than five years	14,301	11,628	—	---
Later than five years	604	1,255	---	---
	23,588	21,517	---	---

Employment contracts for executives do not have a fixed end date and therefore have not been included in the above note.

Note 29. Employee benefits

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Employee entitlement liabilities				
Included in Other Creditors - current (note 14)	4,272	3,666	—	—
Provision for employee benefits – non-current (note 19)	1,035	432	—	—
Aggregate employee benefits and related on-costs liability	5,307	4,098	—	—

	Number		Number	
Employee numbers				
Average number of employees during the financial year	1,321	922	—	—

The amounts accrued for long service leave are measured at their estimated present values as explained in Note 1 (p) (ii)

Billabong Executive Incentive Option Plan

The establishment of the Executive Incentive Option Plan was approved by special resolution in the annual general meeting of the Company held on 4 July 2000.

Staff eligible to participate in the plan are those of supervisor level and above (including executive directors).

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Grant Date	Expiry Date	Exercise Price	Balance at start of year (number)	Issued during the year (number)	Exercised during the year (number)	Lapsed during the year (number)	Balance at end of year (number)
Consolidated and Parent Entity - 2004							
11 August 2000	10 August 2005	$2.60	2,710,771	—	549,995	—	2,160,776
18 June 2001	18 June 2006	$4.90	1,098,980	—	305,086	—	793,894
25 October 2001	25 October 2006	$7.42	55,256	—	18,419	—	36,837
28 February 2002	28 February 2007	$9.39	57,500	—	—	—	57,500
23 August 2002	23 August 2007	$8.10	721,000	—	—	—	721,000
			4,643,507	—	873,500	—	3,770,007
Consolidated and Parent Entity - 2003							
11 August 2000	10 August 2005	$2.60	3,810,769	—	1,099,998	—	2,710,771
18 June 2001	18 June 2006	$4.90	1,098,980	—	—	—	1,098,980
25 October 2001	25 October 2006	$7.42	55,256	—	—	—	55,256
28 February 2002	28 February 2007	$9.39	57,500	—	—	—	57,500
23 August 2002	23 August 2007	$8.10	—	721,000	—	—	721,000
			5,022,505	721,000	1,099,998	—	4,643,507

Note 29. Employee benefits (continued)

Options exercised during the financial year and number of shares issued to employees on the exercise of options.

Exercise Date	Fair value of shares at Issue date	Consolidated 2004 Number	Consolidated 2003 Number	Parent Entity 2004 Number	Parent Entity 2003 Number
16 September 2002	$7.91	---	245,898	---	245,898
27 September 2002	$7.46	---	129,205	---	129,205
3 December 2002	$6.50	---	44,102	---	44,102
21 March 2003	$5.03	---	680,793	---	680,793
2 September 2003	$6.99	129,436	---	129,436	---
23 September 2003	$7.37	354,582	---	354,582	---
30 September 2003	$7.45	148,285	---	148,285	---
25 November 2003	$6.98	31,518	---	31,518	---
26 February 2004	$7.26	10,885	---	10,885	---
3 March 2004	$7.64	23,730	---	23,730	---
9 March 2004	$7.62	23,315	---	23,315	---
24 March 2004	$7.64	56,358	---	56,358	---
30 March 2004	$7.66	95,391	---	95,391	---
		873,500	1,099,998	873,500	1,099,998

The fair value of shares issued on the exercise of options is the last price at which the company's shares were traded on the day of the exercise of the options.

	Consolidated 2004	Consolidated 2003	Parent Entity 2004	Parent Entity 2003
Options vested at the reporting date	697,990	170,255	697,990	170,255

	Consolidated 2004 $	Consolidated 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	3,061,577	2,859,995	3,061,577	2,859,995

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Fair value of shares issued to employees on the exercise of options as at their issue date.	6,442	6,619	6,442	6,619

Billabong Employee Share Plan

A scheme by which shares may be issued by the Company to employees for no cash consideration was approved by special resolution in the annual general meeting of the Company held on 4 July 2000. All permanent employees who are employed at the time of the offer are eligible to participate in the scheme. Employees may elect not to participate in the scheme.

Under the scheme, eligible employees may be offered up to $1,000 worth of fully paid ordinary shares in Billabong International Ltd for no cash consideration. Offers under the scheme are at the discretion of the company.

Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the share rank equally with other fully paid ordinary shares on issue (see note 20(c)).

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the date of the offer.

Note 29. Employee benefits (continued)

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Shares issued under the plan to participating employees on 28 June 2004	131,806	—	131,806	—

1,117 employees were issued with shares worth $1,000 based on the weighted average market price of $8.43.

Note 30. Related parties

Directors and Specified Executives
Disclosures relating to directors and specified executives are set out in note 25.

Wholly owned group

Transactions between Billabong International Limited and other entities as the wholly-owned group consisted of :

	Parent entity	
	2004	2003
	$'000	$'000
Current tax related receivables owed to Billabong International Limited	13,201	7,686
Non-current tax related receivables owed to Billabong International Limited	44,996	44,996
Loans advanced by Billabong International Limited	1,688	1,617
Loans repaid by Billabong International Limited	9,794	15,550
Receipt of Interest to Billabong International Limited	3,197	2,795
Receipt of Dividends to Billabong International Limited	52,000	50,000

Note 31. Investments in controlled entities

Name of entity		Country of Incorporation	Class of shares	Equity holding 2004 %	Equity holding 2003 %
Burleigh Point, Ltd		USA	Ordinary	100	100
- Burleigh Point Canada, Inc.		Canada	Ordinary	100	100
- VeeZee, Inc.		USA	Ordinary	100	100
- Element Skateboards, Inc.		USA	Ordinary	100	100
- Billabong Retail, Inc.		USA	Ordinary	100	100
GSM (Europe) Pty Ltd		Australia	Ordinary	100	100
GSM Espana Operations		Spain	Ordinary	100	100
GSM Rocket Europe		France	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM (Trademarks) Pty Ltd		Australia	Ordinary	100	100
GSM (Operations) Pty Ltd		Australia	Ordinary	100	100
- GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
- ACN 006 819 183 Pty Ltd		Australia	Ordinary	100	100
- GSM (Central Sourcing) Pty Ltd		Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd		Australia	Ordinary	100	100
Sanmaree Pty Ltd		Australia	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM Belgium Retail	*	Belgium	Ordinary	100	---
GSM Germany Retail GMBH	*	Germany	Ordinary	100	---
Pineapple Trademarks Pty Ltd	*	Australia	Ordinary	100	---

* These entities were incorporated during the 2004 financial year.

2004 Acquisition of Controlled Entities
Nil

2003 Acquisition of Controlled Entities
Nil

2004 Acquisition of Business
Effective from 1 December 2003, Pineapple Trademarks Pty Ltd and GSM Investments Ltd acquired the following assets and liabilities comprising the "Honolua Surf Company" apparel and retail operation. The fair value of the assets and liabilities were:

	$'000
Trade Names, Copyrights and Other Intellectual Property	4,180
Goodwill	9,651
Inventory	2,654
Property, Plant and Equipment	949
Deposits and Other	111
Accounts Payable	(1,363)
Accrued Expenses	(343)
Total Consideration Payable	**15,839**

Of the total consideration payable $4.2m is due for payment on 31 December 2006.

In the event that certain conditions of the acquisition agreement are met, additional consideration may be payable in cash. Payments are due in lump sums prior to 1 March 2007 and have not been recognised in the financial statements as the amount of the payments can not be reliably measured. The Company will review the likelihood of these payments at future reporting dates. Should consideration be payable, it will be brought to account as a component of the goodwill arising on acquisition, when the amount can be reliably measured.

2003 Acquisition of Business
Nil

Note 32. Segment information

2004 Primary Reporting - Geographical segments	Australia/NZ Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to customers outside the consolidated entity	192,684	323,139	158,906	—	674,729
Other revenue	1,514	426	—	2,616	4,556
Total revenue	194,198	323,565	158,906	2,616	679,285
Segment result	95,821	30,035	15,660	2,616	144,132
Less: depreciation	(2,264)	(3,570)	(2,343)	—	(8,177)
Less: amortisation - goodwill	(2,560)	(308)	—	—	(2,868)
Less: interest paid (net)	(2,330)	(1,779)	(1,101)	—	(5,210)
Operating profit before tax	88,667	24,378	12,216	2,616	127,877
Consolidated operating profit before tax					127,877
Less: tax					(40,842)
Consolidated operating profit after tax					87,035
Segment assets	635,655	195,178	116,714	—	947,547
Elimination					(46,367)
Total assets					901,180
Segment liabilities	25,623	60,915	40,157	—	126,695
Elimination					(27,166)
Unallocated liabilities					223,109
					322,638
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	4,948	16,293	3,862	—	25,103
Depreciation & amortisation	4,823	3,878	2,344	—	11,045
Other non-cash expenses	—	—	—	—	—

2003 Primary Reporting - Geographical segments	Australia/NZ Japan	America/ Brazil	Europe	Rest of the World	Total
Sales to customers outside the consolidated entity	169,089	302,756	151,008	—	622,853
Other revenue	2,800	—	—	2,354	5,154
Total revenue	171,889	302,756	151,008	2,354	628,007
Segment result	88,508	19,912	14,479	2,354	125,253
Less: depreciation	(1,701)	(3,506)	(1,516)	—	(6,723)
Less: amortisation - goodwill	(2,560)	—	—	—	(2,560)
Less: interest paid (net)	(3,383)	(3,038)	(637)	—	(7,058)
Operating profit before tax	80,864	13,368	12,326	2,354	108,912
Consolidated operating profit before tax					108,912
Less: tax					(32,666)
Consolidated operating profit after tax					76,246
Segment assets	614,799	129,093	96,739	—	840,631
Elimination					(36,745)
Total assets					**803,886**
Segment liabilities	15,606	35,968	40,757	—	92,331
Elimination					(9,916)
Unallocated liabilities					186,883
Total liabilities					**269,298**
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	2,783	6,175	7,962	—	16,920
Depreciation & amortisation	4,261	3,506	1,516	—	9,283
Other non-cash expenses	—	—	—	—	—

Note 32. Segment information (continued)

Secondary reporting - Business segments

The consolidated entity operates predominantly in one business segment being the surfwear and extreme sports apparel and accessories market.

Note 33. Reconciliation of operating profit after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Operating profit after income tax	87,035	76,246	53,274	46,157
Depreciation and amortisation	11,045	9,282	—	---
Net exchange differences	895	1,197	—	---
Change in operating assets and liabilities				
(Increase) in trade debtors	(28,890)	(37,580)	—	---
(Increase) in inventories	(23,188)	(13,017)	—	---
(Increase) in future income tax benefit	(2,166)	(2,355)	(883)	(783)
(Increase) decrease in other operating assets	(3,329)	(53,614)	(5,428)	7,683
Increase in trade creditors and other operating liabilities	29,130	25,763	204	---
Increase (decrease) in provision for income taxes payable	(4,142)	1,712	(2,479)	(7,706)
Increase (decrease) in provision for deferred income tax	258	(566)	77	3,182
(Decrease) in other provisions	(33)	(142)	—	---
Net cash inflow from operating activities	66,615	6,926	44,765	48,533

Note 34. Non-cash financing and investing activities

	Consolidated		Parent entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Acquisition of plant and equipment by means of finance leases	605	4,546	—	---
Acquisition of Element (Options issued)	76	96	76	96
	681	4,642	76	96

Note 35. Earnings per share

	Consolidated	
	2004 Cents	2003 Cents
Basic earnings per share	43.0	38.1
Diluted earnings per share	42.7	37.6

	Consolidated	
	2004 Number	2003 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	202,289,312	200,392,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	203,987,660	202,717,302
Reconciliation of earnings used in calculating earnings per share		
Net Profit After Tax	**87,035**	76,246
Adjustment items	---	---
Earnings used in calculating Basic and Diluted Earnings Per Share	**87,035**	76,246

Information concerning the classification of securities.

Options
Options granted to employees under the Billabong Executive Incentive Option Plan and issues under the Element acquisition are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The Options have not been included in the determination of basic earnings per share.

The Directors declare that the financial statements and notes set out on pages 18 to 60:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Gary Pemberton
Chairman

Gold Coast, 23 August 2004.

Independent audit report to the members of Billabong International Limited : :

Audit opinion

In our opinion, the financial report of Billabong International Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Billabong International Limited and Billabong International Group (defined below) as at 30 June 2004, and of their performance for the year ended on that date
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Billabong International Limited (the company) and Billabong International Group (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contained any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Gold Coast
23 August 2004

The shareholder information set out below was applicable as at 20 August 2004.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares			
	Number of Share Holders	Number of Shares	Number of Option Holders	Number of Options
1 - 1,000	10,132	4,946,926	4	2,370
1,001 - 5,000	5,132	12,013,963	19	51,747
5,001 - 10,000	595	4,397,422	44	285,951
10,001 - 100,000	289	7,450,101	110	1,956,516
100,001 and over	82	174,668,149	17	1,975,821
	16,230	203,476,561	194	4,272,405

There were 199 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares	
Name	Number held	Percentage of issued shares
Gordon & Rena Merchant No2 Pty Ltd	42,413,003	20.85%
Westpac Custodian Nominees Limited	27,286,499	13.41%
National Nominees Limited	15,872,300	7.80%
J P Morgan Nominees Australia Limited	13,022,240	6.40%
Jontex Pty Ltd	12,575,966	6.18%
Cogent Nominees Pty Limited	5,231,505	2.57%
ANZ Nominees Limited	5,072,304	2.49%
AMP Life Limited	4,825,792	2.37%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	3,226,608	1.59%
Cogent Nominees Pty Limited <SMP Accounts>	3,061,046	1.50%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	2,969,163	1.46%
Citicorp Nominees Pty Limited	2,658,208	1.31%
IOOF Investment Management Limited	2,565,377	1.26%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	2,481,437	1.22%
GSM Pty Ltd	2,268,994	1.12%
Queensland Investment Corporation	2,163,717	1.06%
Mr Paul Naude	2,036,947	1.00%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	2,019,412	0.99%
Citicorp Nominees Pty Limited <CFS WSLE industrial share a/c>	1,921,350	0.94%
Billytoo Pty Ltd	1,357,651	0.67%
	155,029,519	76.19%%

Unquoted Equity Securities	Number on issue	Number of holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares	3,770,007	162
Options issued pursuant to an agreement in connection with the acquisition of the American based Element skateboarding brand on 4 July 2001	502,398	32

The options listed above are the only unquoted equity securities on issue. No person holds 20% or more of these securities.

Substantial Holders

As at 20 August 2004, the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the Corporations Act 2001 are set out below :

	Number Held	Percentage
Ordinary shares		
Gordon Stanley Merchant	46,473,265	22.84%
Gordon & Rena Merchant (No 2.) Pty Ltd & GSM Pty Ltd	51,431,926	25.28%
Gary Milton Pemberton & Jontex Pty Ltd	14,647,234	7.20%
Commonwealth Bank of Australia	19,007,004	9.34%
Concord Capital Limited	10,153,097	4.99%
AMP Limited	12,334,426	6.66%

Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options
No voting rights.

Stock Exchange Listing

The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1300 552 270
Telephone International:	(+61 7) 3237 2100
Fax:	(+61 7) 3229 9860
Email:	brisbane.services@computershare.com.au

Change of Address

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends

Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, France - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report

All Shareholders will receive a copy of the Concise Annual Report. Shareholders who do not wish to receive the Concise Annual Report should contact the Share Registry. These shareholders will continue to receive all other shareholder information.

Tax File Numbers (TFN)

Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings

If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder

Billabong offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

Registration for this service provides shareholders with an e-mail advice containing a link to www.billabongcorporate.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongcorporate.com shareholders can view :

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

To register, shareholders should visit our share registry at www.computershare.com and follow these easy steps :

- Click on 'Investors'
- Click on 'Register Your Email Address'
- Next, select 'Billabong International' from the drop down list
- Then enter your personal security information: Holder Identification Number (HIN) or Security Reference Number (SRN); family or company name and postcode and click on 'submit' and follow the prompts

After the shareholder has entered their email address and selected which publications they wish to receive, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'reply' to confirm their details, then 'send'.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,197
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,197 @ $5.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 July, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	203,355,344	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,160,776	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		793,894	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		459,839	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		721,000	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		59,740	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		60,126	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 1 July 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,555
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,555 @ $5.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	203,346,147	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,160,776	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
793,894	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
469,036	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
721,000	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
59,740	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
60,126	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 30 June 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $5.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 July, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
203,360,344	Ordinary

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,160,776	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
793,894	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
454,839	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
721,000	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
59,740	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
60,126	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 13 July 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	107,975
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	105,763 @ $5.35 per share 2,212 @ $ 7.70 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued pursuant to acquisition of assets effective 1 July 2002 of Element skate operation:- Trademarks, copyrights & intellectual property $ 25,289,000 Goodwill $ 1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 July, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	203,468,319	Ordinary

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,160,776	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
793,894	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
349,076	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
721,000	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
57,528	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
60,126	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 19 July 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.

CONCORD CAPITAL

FACSIMILE TRANSMITTAL SHEET

TO: Australian Stock Exchange	FROM: Carolyn Kiffin
COMPANY:	DATE: Thursday, 29 July 2004
FAX NUMBER: 1900 999 279	TOTAL NO. OF PAGES INCLUDING COVER: Six
RE: Notice of Change of Interests of Substantial Holder	PHONE NUMBER: (02) 9006-3000

☑ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Please find following form 604 – Notice of Change of Interests of Substantial Holder – re BBG.

Neither Concord Capital nor any of its affiliates own shares for its own account, rather the shares reported on Form 604 are owned by accounts under the discretionary investment management of Concord Capital.

Regards

Carolyn Kiffin
Manager – Operations
Concord Capital Limited

ckiffin@concordcapital.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	BILLABONG INTERNATIONAL LTD
ACN/ARSN	084 923 946

1. Details of substantial holder (1)

Name	CONCORD CAPITAL LTD
ACN/ARSN (if applicable)	092 842 889

There was a change in the interests of the substantial holder on	27/7/2004
The previous notice was given to the company on	25/5/2004
The previous notice was dated	24/5/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	10,153,097	5.01%	13,200,575	6.49%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET SYDNEY NSW 2000

Signature

print name Chris Haynes capacity Director

sign here date 29/7/2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CONCORD
CAPITAL

Annexure A of Form 604 – Notice of change of substantial holder

Details of registered shareholdings as at 24th May 2004

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	182695
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	161561
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	910599
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	752606
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	489049
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	306283
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	63663
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	475645
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	245303
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	602159
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	4251976
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	133827
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	489938
National Custodian Services	PO Box R209, Royal Exchange, NSW 1225	647636
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	380010
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	60147
Total		**10,153,097**



Annexure B of Form 604 – Notice of change of substantial holder.

Details of net trades between 25th May and 27th July 2004.

Date	$ Consideration	Net Trade
25-May-04	1,207,527.24	155,366.00
31-May-04	66,386.44	8,038.00
1-Jun-04	572,921.25	69,445.00
9-Jun-04	127,016.09	14,863.00
18-Jun-04	135,307.78	15,932.00
30-Jun-04	1,408,212.71	170,543.00
6-Jul-04	101,690.16	12,200.00
22-Jul-04	1,242,016.74	153,674.00
23-Jul-04	1,364,215.15	168,114.00
26-Jul-04	1,605,400.34	200,000.00
27-Jul-04	16,539,526.78	2,079,303.00
Total	**24,370,220.68**	**3,047,478**

CONCORD
C A P I T A L

Annexure C of Form 604 – Notice of change of substantial holder.

Details of registered shareholdings as at 27 July 2004

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	425,200
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	204,735
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,148,903
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	909,633
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	617,029
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	387,926
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	80,324
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	616,782
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	309,543
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	759,736
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	5,499,369
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	168,831
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	701,795
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	817,144
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	479,298
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	74,327
Total		13,200,575

BBG



Windmill Court
Millfield Lane
Lower Kingswood
Tadworth
Surrey KT20 6RG
Telephone: 01737 836736

Australian Stock Exchange Ltd. - Brisbane
Riverside Centre
123 Eagle Street
Brisbane, QLD 4000
Australia

FAX: 011-61-7-3835-1004

August 5, 2004

ATTN: Manager Companies

Dear Sir/Madam:

Enclosed herewith, please find one copy of Form 605, pursuant to Section 671B of the Corporations Act, Notice of Ceasing to be a Substantial Holder, reporting the interests in *Billabong International* of certain entities owned or managed by FMR Corp. and Fidelity International Limited.

f you have any questions please contact Julie Finocchio on 01737 837148 or by FAX on 01737 837450.

Yours faithfully

Julie Finocchio
Compliance Specialist

Form 605
Corporations Act 2001
Section 671B

Notice of Ceasing to be a Substantial Holder

To: Billabong International Ltd
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR Corp.
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on August 4, 2004
The previous notice was given to the company on June 11, 2004
The previous notice was dated June 11, 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)	
Common stock	12,494,525	6.16%	10,010,881	4.92%	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
August 4, 2004	FMR Corp.	Market transaction - sale		525,799 common stock	525,799 common stock

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

FIL	ROYAL MAIL PENSION PLAN	730,480
FIL	FID FDS - INTERNATIONAL POOL	166,890
FIL	FID FDS - AUSTRALIA POOL	503,583
FIL	FID FDS - PACIFIC POOL	205,740
FIL	RUSSELL INVT MGMT LTD - PACIFIC	60,498
FIL	HEALTH FOUNDATION PAC BAS EQ	30,100
FIL	FID ADVANTAGE AUSTRALIAN EQ TR	9,000
FIL	AUSTRALIA - FUNDS SA	134,000
FIL	RAILWAYS PENS EQ-PACIFIC BASIN	436,200
FIL	MTR CORP RETMT SCHM PACIF EQTY	15,980
FIL	FFII INST PACIFIC EX	10,050
FIL	FID FDS - WORLD POOL	25,100
FIL	NATIONAL CORP INV SVCS PAC BAC	208,440
FIL	FIDELITY INTERNATIONAL FUND	29,800
FIL	FIJ IT GLOBAL EQ OPEN MOTHER	10,500
FIL	RUSSELL INTL EQUITY FUND	21,600
FIL	FID INSTL FD-PACIFIC(EX JAP)FD	778,610
FIL	GOVT OF SINGAPORE PAC XJPN SUB	50,390
FIL	MINE EMP PENSION FND -PAC BAS	59,360
FIL	SENTINEL MNG IND RET - PAC BAS	115,380
FIL	FID FDS - CONSUMER INDU POOL	56,400
FIL	HKMPF-MKT INV ASIA PAC EQ FND	159,260
FIL	JAPAN TOBACCO DB-JAPAN	4,400
FIL	SHINKIN BANK EPF - ASIA	15,600
FIL	FIJ IT BALANCED FUND MOTHER	6,500
FMRCO	FID LOW PRICED STOCK FUND	1,600,000
FMRCO	FA GLOBAL EQUITY	2,500
FMRCO	FA DIVERSIFIED INTERNATIONAL	78,258
FMRCO	FID ASSET MANAGER FUND	143,600
FMRCO	FID DIVERSIFIED INTERNATIONAL	362,538
FMRCO	FID PACIFIC BASIN FUND	330,967
FMRCO	VIP II ASSET MANAGER	37,700
FMRCO	FIDELITY FOCUS CONSUMER INDS	12,300
FMTC	BROWN & WILLIAMSON SEL INTL	36,800
FMTC	CANADIAN OVERSEAS PACIF(T2076)	21,450
FMTC	FRTC INT. PACIFIC JAP (T2058)	130,240
FMTC	FRIC INT. PACIFIC (T2064)	43,240

FMTC	FRIC INT. SEC PACIFIC (T2070)	55,650
FMTC	GM PAC BASIN-PAC BASIN T2166	337,750
FMTC	SELECT INT SM CAP COLL (T1056)	37,100
FMTC	FORD INTL PAC BASIN SUB T50129	59,300
FMTC	FRTC RUSSELL INTL-PB-LO-T50356	13,170
FMTC	OHIO P&F INT GR PAC BAS T50412	101,090
FMTC	AGILENT TEC INT-PAC BAS T50416	86,890
FMTC	PG&E CORP - PAC EX-JPN T50425	70,720
FMTC	CHEVRON TEX PAC BASIN T55006	95,970
FMTC	CIBC INTL EQTY PAC BAS T55010	29,000
FMTC	RJ REYNOLDS TOB PAC BAS T55015	49,190
FMTC	PETRO CANA INTL GR-PACB T55022	19,600
FMTC	IG FI CL GBL EQ-SE ASIA(T55064	1,000
FMTC	MIX IF INTL POR-SE ASIA(T55080	700
FMTC	FICL SEL INTL SM CP TR T55105	27,800
FMTC	STATE BRD ADM OF FL-PAC T55116	179,790
FMTC	ILLINOIS TEACH RET-PB T55139	179,260
FMTC	ILLINOIS TRS POB-PB T55160	45,480
FMTC	MELLON BK INTL-PAC BAS(T55165)	12,660
FMTC	RK MELLON INTL-PAC BAS T55170	26,040
FMTC	WASHINGTON SIB PAC	140,100
FMTC	NORTHROP GRMN INT GR-PB T55186	96,500
FMTC	GM EURO/PAC VEBA PB T55191	84,610
FMTC	HALLIBURTON INTL GRO PB T55203	42,880
FMTC	WISCONSIN SIB FIX PACQ	140,240
FMTC	WISCONSIN SIB VAR	8,900
FMTC	FICL GLBL ASSET ALL EQ-SE ASIA	34,200
FMTC	FICL INTL PORT EQ-SE ASIA SUB	308,000
FMTC	PAC BASIN EX COLL TRUST T1057	375,357
FMTC	FIDELITY INT'L GR.PAC BA T2311	30,600
FMTC	HYDRO ONE PAC BASIN(T2317)	39,600
FMTC	GENERAL MOTORS INV PAC T2323	73,000
FMTC	FID CAN INTL GROWTH PAC T2333	57,300
FMTC	KENTUCKY PEN PAC BASIN T2343	306,780
FMTC	KENTUCKY INS PAC BASIN T2348	86,280
FMTC	IG FI GLOBAL EQ SE ASIA T2229	5,700
FMTC	FR CAD OVERSEAS PAC EX	45,040

	T2243	
FMTC	DUKE ENERGY PAC BASIN T2263	40,500
FMTC	FRANK RUSSELL RIF PAC T2282	19,500

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR Corp./FMR Co., FMTC	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders. Fidelity Management Trust Company ("FMTC") is a trust company organized under the laws of Massachusetts and is a wholly-owned subsidiary of FMR Corp. Because FMTC and FMR Co. are under the common control of FMR Corp., FMTC may be considered a related body corporate and hence an "associate" of FMR Corp., as such term is used in the Corporations Law. FMTC's relevant interest consists of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares for the institutional accounts with which it has a management agreement.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under

	the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co.	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Signature
Rani Jandu
Regulatory Reporting Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated July 9, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Sign Here ____________________
Date August 5, 2004



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,242
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,500 @ $5.35 per share 5,742 @ $7.70 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to previous owners of Element pursuant to acquisition of assets effective 1 July 2002 of Element skate operation:- Trademarks, copyrights & intellectual property $ 25,289,000 Goodwill $ 1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 August, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	203,476,561	Ordinary

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,160,776	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
793,894	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
346,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
721,000	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
51,786	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
60,126	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 10 August 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43,909

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Number & exercise price:** Options have been granted to acquire 43,909 fully paid ordinary shares at an exercise price of $7.99 **Exercise period and Expiry date:** The options vest in three tranches: 25% on 10 August 2005 – First tranche 50% on 10 August 2006 – Second tranche 25% on 10 August 2007 – Third tranche There are no performance targets on the Options and each option holder has 12 months from the date of vesting to exercise the options. The exercise dates are non-cumulative, i.e. the options will lapse if not exercised in the appropriate 12 month period **Participation in New Share Issues:** An option holder may only participate in new share issues of securities by the Company if the option has been exercised and shares in the Company allotted to that person/entity. **Pro-rata issue:** Where the Company makes a pro-rata issue of securities (except a bonus issue) the exercise price of the options will be reduced according to the formulae in the Listing Rules. **Bonus issue:** Where the Company make a pro-rata bonus issue of securities the number of shares issued on the exercise of an option is increased by the number of shares the option holder would have received if the option had been exercised before the record date for the bonus issue

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The options are unquoted** All shares issued upon the exercise of the options will rank equally in all respects with the existing fully paid ordinary shares.
5	Issue price or consideration	Issued for no consideration by the Company.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	203,476,561	Ordinary

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,160,776	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
793,894	Options expiring 18 June 2006 exercisable at $4.90 (BBGAJ)
346,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
721,000	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
51,786	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
60,126	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There is no entitlement for the option holder to participate in dividends until the options have been exercised.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass
(Company Secretary)
Date: 11 August 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



BILLABONG INTERNATIONAL LIMITED RESULTS FOR YEAR ENDED JUNE 30, 2004

Billabong International Limited today reported a 14% rise in net profit after tax to $87 million for the year to June 30, 2004.

The result was struck on reported Australian dollar sales of $675 million, an 8% increase on the prior year. Sales growth in local currencies was 21%, demonstrating the strength of the underlying business.

The company has lifted its full-year dividend to 26.5 cents a share fully franked, up from 23.5 cents a share in the previous year.

Billabong chief executive Derek O'Neill said the result was outstanding.

US sales were up 7% as reported in Australian dollars, but in local currency they were up 30%. The Australasian region also experienced buoyant trading with sales up 14%, while European sales were up 5% in Australian dollars and 13% in local currencies.

Group EBITDA margins lifted to 21.4% from 20.1% and earnings per share lifted 13% to 43 cents.

"This is an extremely strong result with increases in key indicators across the board," said Mr O'Neill.

"The US and Australasian regions were outstanding and recorded strong sales at increased margins, while Europe had double-digit sales growth in local currencies with Italy and Germany the standout territories."

Among the brands, Billabong, Element, Von Zipper each experienced strong trading in all key regions.

Element revenues globally grew 69% and the brand now accounts for 12% of group sales as reported in Australian dollars.

Mr O'Neill said the outlook for Billabong remained very positive.

"Our forward orders indicate that the buoyant trading experienced in the 2004 year is continuing and that gives us confidence in our outlook for the current year.

"Considering the current level of the Australian dollar and barring any unforeseen circumstances we would expect net profit after tax and earnings per share to rise in the vicinity of 20% in the 2004/05 financial year."

For further information see www.billabongcorporate.com


vonzipper
element

BILLABONG INTERNATIONAL LIMITED RESULTS FOR YEAR ENDED JUNE 30, 2004

FINANCIAL HIGHLIGHTS

- NPAT: $87 million, up 14.2% (from $76.2 million).
- Sales revenue (in AUD): $674.7 million, up 8.3% (from $622.9 million).
  - In local currencies, sales revenue up 20.7% with the American segment up 30%.
- EBITDA: $144.1 million, up 15% (from $125.3 million) at a stronger margin.
  - In local currencies EBITDA growth was 27%. Australasian growth was 33.9% and US growth was 33.4%.
- Earnings per share: 43c, up 12.9% (from 38.1c).
- Dividend: Second half of 14c a share, taking full year to 26.5c fully franked, up 13% (from 23.5c).
- Element revenue up 69% and represents 12% of group sales.
- Cashflow from operations of $66.6 million, an increase of 33.5%.

Detailed below is a summary of the segment results for the period ended 30 June, 2004*

	2004 (Aud Mil)	2003 (Aud Mil)	% Change	% Change in local currency
SALES				
- Americas	323.1	302.8	6.7%	30.1%
- Australasia	192.7	169.1	14.0%	14.0%
- Europe	158.9	151.0	5.2%	12.7%
Total Sales	**674.7**	**622.9**	**8.3%**	**20.7%**
EBITDA				
- Americas	60.9	55.7	9.3%	33.4%
- Australasia	51.8	38.7	33.9%	33.9%
- Europe	28.8	28.5	1.1%	8.3%
- Royalties	2.6	2.4	8.3%	8.3%
	144.1	125.3	15.0%	27.0%
EBITDA				
Depreciation	(8.2)	(6.7)	22.4%	
Amortisation	(2.9)	(2.6)	11.5%	
Interest Paid (net)	(5.2)	(7.1)	(26.8%)	
	127.8	108.9	17.4%	
Income tax expense	(40.8)	(32.7)	24.8%	
NPAT	**87.0**	**76.2**	**14.2%**	

	2004	2003
EBITDA MARGIN		
- America	18.8%	18.4%
- Australasia	26.9%	22.9%
- Europe	18.1%	18.9%
TOTAL	21.4%	20.1%

*** The segment results are after the following inter-segment transfers:**

- **royalties, interest and international expenses. International expenses of $3.8m (2003-$8.9m)**


Billabong Consolidated Sales
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
(millions)
226.8
387.1
507.5
628.0
2000
2001
2002
2003
2004


Billabong Consolidated NPAT
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
(millions)
42.1
61.1
76.2
2000
2001
2002
2003
2004

Contents Billabong International Preliminary Final Report

Appendix 4E

Preliminary final report

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

Financial year ended

30 JUNE 2004

Comparative Financial year ended

30 JUNE 2003

Results for announcement to the market

Results				$A'000
Revenues from ordinary activities	Up	8.2%	to	679,285
Profit from ordinary activities after tax attributable to members	Up	14.2%	to	87,035
Net profit for the period attributable to members	Up	14.2%	to	87,035

Dividends	Amount per security	Franked amount per security
Current period – 2004		
Final dividend	14.0¢	14.0¢
Interim dividend - paid on 14 April 2004	12.5¢	12.5¢
Previous corresponding period – 2003		
Final dividend - paid on 10 November 2003	12.5¢	12.5¢
Interim dividend - paid on 14 April 2003	11.0¢	11.0¢
The Record date for determining entitlements to the dividend is 25 October 2004		

Brief explanation of any of the figures reported above:

Strong revenue and earnings growth was achieved globally and has been reflected in an increased record final half dividend of 14.0 cents per share. The annual dividend payout ratio has been maintained at 62%.

Consolidated Statement of Financial Performance

	2004 $'000	2003 $'000
Revenue from ordinary activities	**679,285**	628,007
Interest received	**490**	331
Total Revenue	**679,775**	628,338
Borrowing costs expense	**(5,700)**	(7,389)
Other expenses from ordinary activities	**(546,198)**	(512,037)
Profit from ordinary activities before income tax expense	**127,877**	108,912
Income tax expense	**(40,842)**	(32,666)
Net profit attributable to members of Billabong International Limited	**87,035**	76,246
Net exchange differences on translation of financial reports of foreign controlled entities	**(512)**	(4,884)
Net decrease in asset revaluation reserve due to the adoption of tax consolidation	**---**	(44,996)
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity	**(512)**	(49,880)
Total changes in equity other than those resulting from transactions with owners as owners	**86,523**	26,366

Consolidated Statement of Financial Position

	2004 $'000	2003 $'000
Current assets		
Cash assets	**56,086**	30,835
Receivables	**169,272**	138,366
Inventories	**103,539**	79,925
Deferred tax assets	**9,241**	7,194
Other	**8,274**	11,297
Total current assets	**346,412**	267,617
Non-current assets		
Receivables	**2,293**	820
Property, plant and equipment	**35,344**	30,726
Intangible assets	**517,131**	504,723
Total non-current assets	**554,768**	536,269
Total assets	**901,180**	803,886
Current liabilities		
Payables	**112,603**	81,983
Interest bearing liabilities	**2,116**	2,166
Current tax liabilities	**9,177**	13,433
Total current liabilities	**123,896**	97,582
Non-current liabilities		
Interest bearing liabilities	**149,052**	122,886
Deferred tax liabilities	**48,655**	48,398
Provisions	**1,035**	432
Total non-current liabilities	**198,742**	171,716
Total liabilities	**322,638**	269,298
Net assets	**578,542**	534,588
Equity		
Parent entity interest		
Contributed equity	**298,462**	290,401
Reserves	**149,257**	149,769
Retained profits	**130,823**	94,418
Total parent entity interest	**578,542**	534,588
Total equity	**578,542**	534,588

Consolidated Statement of Cash Flows

	2004 $'000	2003 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	**658,957**	569,066
Payments to suppliers & employees (inclusive of GST)	**(543,246)**	(523,406)
	115,711	45,660
Interest received	**490**	331
Other revenue	**4,672**	3,198
Borrowing costs	**(5,587)**	(7,543)
Income taxes paid	**(48,671)**	(34,720)
Net cash inflow from operating activities *(refer to Commentary on results - page 7)*	**66,615**	6,926
Cash flows from investing activities		
Payments for property, plant and equipment	**(13,786)**	(12,122)
Payments for intangible assets	**(10,712)**	(156)
Proceeds from sales of plant & equipment	**179**	---
Net cash inflow (outflow) from investing activities	**(24,319)**	(12,278)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**7,985**	5,272
Proceeds from borrowings	**102,416**	41,017
Repayment of borrowings	**(77,934)**	(3,240)
Dividends paid	**(50,630)**	(42,131)
Net cash inflow (outflow) from financing activities	**(18,163)**	918
Net increase (decrease) in cash held	**24,133**	(4,434)
Cash at the beginning of the financial year (including cash acquired)	**30,835**	37,688
Effects of exchange rate changes on cash	**1,118**	(2,419)
Cash at the end of the financial year	**56,086**	30,835

Consolidated retained profits	**2004 $'000**	2003 $'000
Retained profits at the beginning of the financial period	**94,418**	60,303
Net profit attributable to members	**87,035**	76,246
Net transfers to and from reserves	**---**	---
Net effect of changes in accounting policies	**---**	---
Dividends and other equity distributions paid or payable	**(50,630)**	(42,131)
Retained profits at end of financial period	**130,823**	94,418

Earnings per security (EPS)	**2004**	2003
Basic EPS	**43.0 cents**	38.1 cents
Diluted EPS	**42.7 cents**	37.6 cents
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	**202,289,312**	200,392,000

NTA backing	**2004**	2003
Net tangible asset backing per ordinary security	**$0.30**	$0.15

Dividend Payable

The dividend is payable on 8 November 2004

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Total dividend per security (interim *plus* final)

	2004	2003
Ordinary securities	**26.5¢**	23.5¢

Final dividend on all securities

	2004 $'000	2003 $'000
Total	**28,486**	25,178

Control gained over entities having material effect

Name of entity (or group of entities)	NIL

Loss of control of entities having material effect

Name of entity (or group of entities)	NIL

Details of associates and joint venture entities

Name of entity (or group of entities)	NIL

Comments on the results

CONSOLIDATED RESULT

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues	Segment EBITDA
	$'000	$'000
Australia/NZ/Japan	192,684	51,754
America	323,139	60,930
Europe	158,906	28,832
Rest of the World	2,616	2,616
	677,345	144,132
Less Interest		(5,210)
Depreciation and Amortisation		(11,045)
Profit from ordinary activities before income tax expense		127,877
Income tax expense		(40,842)
Profit from ordinary activities after income tax expense		87,035

Comments on the operations and the results of those operations are set out below:

Profit after tax for the year ended 30 June 2004 of $87 million was up 14% on the previous year, a strong result considering the negative impact on overseas earnings by a rising AUD. Revenue of $675 million represented an increase of 8% for the full year, or 21% in local currencies. At a segment level, revenue in America was up 30% in USD, Australia was up 14% and Europe up 13% in Euro. Consolidated gross margins at 49% were considerably higher than the prior year's 45.9%. EBITDA lifted 15% to $144 million or 27% in local currencies. The American segment was a highlight with EBITDA growth in local currency of 33%. The consolidated EBITDA margin increased to 21.4% from 20.1% in 2003.

AMERICA

American sales totalled $229 million USD, up 30% on the prior year. American EBITDA totalled $43 million USD representing a result 33% higher than the prior year. The American EBITDA margin was 18.8% of sales, up from 18.4% in the prior year.

In Australian dollars, US sales were up 7% to $323 million. EBITDA of $61 million was 9% higher. Element continued to penetrate the market and its sales now account for 12% of group revenue as reported in Australian dollars, while the Billabong brand maintained its position as the driver of sales in the region.

Both men's and women's apparel and accessories traded strongly during the year.

Canada continued to grow strongly, with revenues in local currency up in excess of 50%. Brazil posted a similarly strong result.

EUROPE

European sales totalled €94 million, a result 13% higher than the prior year. European EBITDA for the year totalled €17 million representing a result in Euro terms 8% higher than the prior year.

In Australian dollar terms, sales revenue from Europe was $159 million, representing an increase of 5% on the prior year. EBITDA was up marginally to $28.8 million, while EBITDA margins eased to 18.1% from 18.9% in the previous year.

The general trading environment in Europe was challenging after a difficult winter and the company's performance in managing these changes was uneven from region to region. A new general manager for Europe was appointed through the year.

Spain remained the key territory in the region, while Italy and Germany grew strongly from a lower base.

AUSTRALASIA

Australasian revenue for the period was $193 million, up 14% on the previous year. EBITDA of $52 million was 34% higher than the prior year, while the EBITDA margin increased sharply to 26.9% from 22.9%.

Australia was a standout region recording double-digit sales growth, with girl's apparel continuing to grow strongly. Element and Von Zipper both posted solid gains.

Elsewhere in the region, revenues in local currencies were particularly strong with Japan up in excess of 30% and New Zealand up 42%.

STATEMENT OF FINANCIAL POSITION, CASH FLOW ITEMS AND CAPITAL EXPENDITURE

Working capital (including factored receivables) at $157.4 million increased 17.6% for the period, which overall was satisfactory given the revenue growth. Capital Expenditure of $24.5 million or 3.6% of sales includes the purchase of Honolua ($11.5 million) and was in accordance with expectations. Net debt remained constant at $95.1 million, but is still relatively low at a debt to equity ratio of 16.4% and interest cover of 25.5 times.

Cashflow from operations of $66.6 million represents a 33.5% increase after adjusting for factoring facility changes in the prior period.

Compliance statement

This preliminary final report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the company's annual report.

Signed: .... Date: 23 August 2004

Derek O'Neill
Chief Executive Officer



Form 603
Corporations Act 2001
Section 671B

Notice of Initial Substantial Holder

To: Billabong International Limited
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR Corp.
ACN/ARSN (if applicable)

The holder became a substantial holder on 2 September 2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of Securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	10,273,085	5.05%	5.05%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
FMRCO		2,127,267
FMTC		3,581,277
FIL		4,564,541

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
FIL	ROYAL MAIL PENSION PLAN	730,460
FIL	FID FDS - INTERNATIONAL POOL	166,890
FIL	FID FDS - AUSTRALIA POOL	503,583
FIL	FID FDS - PACIFIC POOL	278,740
FIL	RUSSELL INVT MGMT LTD - PACIFIC	60,498
FIL	HEALTH FOUNDATION PAC BAS EQ	30,100
FIL	FID ADVANTAGE AUSTRALIAN EQ TR	9,000
FIL	AUSTRALIA - FUNDS SA	134,000
FIL	RAILWAYS PENS EQ-PACIFIC BASIN	436,200
FIL	MTR CORP RETMT SCHM PACIF EQTY	15,980
FIL	FFII INST PACIFIC EX JAPA POOL	10,050
FIL	FID FDS - WORLD POOL	25,100
FIL	NATIONAL CORP INV SVCS PAC BAC	208,440
FIL	FID INSTL SOUTH EAST ASIA FUND	668,600
FIL	FIDELITY INTERNATIONAL FUND	29,800
FIL	FIJ IT GLOBAL EQ OPEN MOTHER	10,500
FIL	RUSSELL INTL EQUITY FUND	21,600
FIL	FID INSTL FD-PACIFIC(EX JAP)FD	778,610
FIL	GOVT OF SINGAPORE PAC XJPN SUB	50,390
FIL	MINE EMP PENSION FND -	35,560

	PAC BAS	
FIL	SENTINEL MNG IND RET - PAC BAS	115,380
FIL	FID FDS - CONSUMER INDU POOL	56,400
FIL	HKMPF-MKT INV ASIA PAC EQ FND	159,260
FIL	JAPAN TOBACCO DB-JAPAN	5,300
FIL	SHINKIN BANK EPF - ASIA	15,600
FIL	FIJ IT BALANCED FUND MOTHER	8,500
FMRCo	FID LOW PRICED STOCK FUND	1,600,000
FMRCo	FA GLOBAL EQUITY	2,500
FMRCo	FID ASSET MANAGER FUND	143,800
FMRCo	FID PACIFIC BASIN FUND	330,967
FMRCo	VIP II ASSET MANAGER	37,700
FMRCo	FIDELITY FOCUS CONSUMER INDS	12,300
FMTC	BROWN & WILLIAMSON SEL INTL	38,800
FMTC	CANADIAN OVERSEAS PACIF	21,450
FMTC	FRTC INT. PACIFIC JAP	130,240
FMTC	FRIC INT. PACIFIC	43,240
FMTC	FRIC INT. SEC PACIFIC	55,650
FMTC	GM PAC BASIN-PAC BASIN	337,750
FMTC	SELECT INT SM CAP COLL	37,100
FMTC	FORD INTL PAC BASIN SUB	59,300
FMTC	FRTC RUSSELL INTL-PB-LO-	13,170
FMTC	OHIO P&F INT GR PAC BAS	101,090
FMTC	AGILENT TEC INT-PAC BAS	86,890
FMTC	PG&E CORP - PAC EX-JPN	68,220
FMTC	CHEVRON TEX PAC BASIN	95,970
FMTC	CIBC INTL EQTY PAC BAS	29,000
FMTC	RJ REYNOLDS TOB PAC	49,190

	BAS	
FMTC	PETRO CANA INTL GR-PACB	19,600
FMTC	IG FI CL GBL EQ-SE ASIA	1,000
FMTC	MIX IF INTL POR-SE ASIA	700
FMTC	FICL SEL INTL SM CP TR	27,800
FMTC	STATE BRD ADM OF FL-PAC	179,790
FMTC	ILLINOIS TEACH RET-PB	179,260
FMTC	ILLINOIS TRS POB-PB	45,480
FMTC	MELLON BK INTL-PAC BAS	12,660
FMTC	RK MELLON INTL-PAC BAS	26,040
FMTC	WASHINGTON SIB PAC	140,100
FMTC	NORTHROP GRMN INT GR-PB	96,500
FMTC	GM EURO/PAC VEBA PB	84,610
FMTC	HALLIBURTON INTL GRO PB	42,880
FMTC	WISCONSIN SIB FIX PAC	140,240
FMTC	WISCONSIN SIB VAR-PB	8,900
FMTC	FICL GLBL ASSET ALL EQ-SE ASIA	23,600
FMTC	FICL INTL PORT EQ-SE ASIA SUB	308,000
FMTC	PAC BASIN EX COLL TRUST	372,757
FMTC	FIDELITY INT'L GR.PAC BA	30,600
FMTC	HYDRO ONE PAC BASIN	39,600
FMTC	GENERAL MOTORS INV PAC	73,000
FMTC	FID CAN INTL GROWTH PAC	57,300
FMTC	KENTUCKY PEN PAC BASIN	306,780
FMTC	KENTUCKY INS PAC BASIN	86,280
FMTC	IG FI GLOBAL EQ SE ASIA	5,700
FMTC	FR CAD OVERSEAS PAC EX	45,040

FMTC	DUKE ENERGY PAC BASIN	40,500
FMTC	FRANK RUSSELL RIF PAC	19,500
TOTAL	**10,273,085**	**5.05%**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9) Cash/non-cash	Class and number of securities
FMR Corp + FIL	2 September 2004	6.6753566 $/Share	183,500 ordinary share

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are all follows:

Name and ACN/ARSN (if applicable)	**Nature of association**
FMR Corp./FMR Co., FMTC	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders. Fidelity Management Trust Company ("FMTC") is a trust company organized under the laws of Massachusetts and is a wholly-owned subsidiary of FMR Corp.

	Because FMTC and FMR Co. are under the common control of FMR Corp., FMTC may be considered a related body corporate and hence an "associate" of FMR Corp., as such term is used in the Corporations Law. FMTC's relevant interest consists of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares for the institutional accounts with which it has a management agreement.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co., FMTC	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Signature
Rani Jandu
Regulatory Reporting Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Sign Here ____________
Date September 3, 2004

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,159,760
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,002,539 @ $2.60 per share [a] 112,536 @ $4.90 per share [a] 451 @ $6.32 per share [b] 903 @ $7.70 per share [b] 43,331 @ $8.10 per share [a]
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	[a] Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan [b] Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,636,321	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,158,237	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
681,358	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
346,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
677,669	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 10 September 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Billabong International Limited

ABN 17 084 923 946



NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders of Billabong International Limited will be held at the Grand Mercure Hotel, Pacific Ballroom, 81 Surf Parade, Broadbeach, Queensland at 10:00 am on Friday, 22 October 2004.

ORDINARY BUSINESS

Financial report and directors' and audit reports

1. To receive and consider the financial report, including the directors' declaration, for the year ended 30 June 2004 and the related directors' report and audit report.

Re-election of Directors

2. Mr Gary Pemberton retires by rotation in accordance with Article 17.1 of the Company's Constitution and, being eligible, offers himself for re-election.

3. Mr Ted Kunkel retires by rotation in accordance with Article 17.1 of the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

Approval and Adoption of Executive Performance Share Plan and Executive Performance Share Plan Trust Deeds

The Company proposes the establishment of the Billabong International Limited Executive Performance Share Plan ("Plan"). The Plan is designed to provide an incentive for executives to achieve above average performance over the medium term in the company's businesses which will be reflected in higher earnings growth rates. Under the proposed Plan the directors of the company will be able to make an award of fully paid ordinary shares in the Company at no cost to the executives. The shares will remain in the possession of the trustee of the Plan and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved. The directors of the Company currently expect that they will make awards of shares under the Plan each year.

The directors will instruct the trustee of the Plan to buy the shares on the share market with monies provided by the Company. Until the shares are vested the executive will have certain entitlements in relation to those shares. The rules that apply to the award of shares are set out in the Plan. Details of the Plan are set out in the Explanatory Memorandum that accompanies this Notice of Meeting. That detail identifies the proposed performance criteria to apply to the award of the initial shares under the Plan.

Resolutions 4 - 6 deal with the adoption of the Plan and the award of shares to Messrs O'Neill and Naude, two executives, who are also directors of the Company.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

4. That the Billabong International Limited Executive Performance Share Plan and the Billabong International Limited Executive Performance Share Plan Trust Deeds, copies of which are submitted to the meeting and signed by the Chairman for the purpose of identification and the material terms of which are summarised in the Explanatory Memorandum that accompanies this Notice of Meeting, be approved and adopted.

Award of Shares to Executive Directors under the Executive Performance Share Plan

Subject to resolution 4 being passed, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

5. That for the purposes of ASX Listing Rule 10.14 shareholders approve of the award of up to 65,000 fully paid ordinary shares in the Company to Mr Derek O'Neill such shares to be awarded pursuant to the Billabong International Limited Executive Performance Share Plan details of which are set out in the Explanatory Memorandum that accompanies this Notice of Meeting.

   Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on this resolution by Mr O'Neill and Mr Naude and any associate of Mr O'Neill or Mr Naude. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. That for the purposes of ASX Listing Rule 10.14 shareholders approve of the award of up to 65,000 fully paid ordinary shares in the Company to Mr Paul Naude such shares to be awarded pursuant to the Billabong International Limited Executive Performance Share Plan details of which are set out in the Explanatory Memorandum that accompanies this Notice of Meeting.

   Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on this resolution by Mr Naude and Mr O'Neill and any associate of Mr Naude or Mr O'Neill. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board
William Bass
Company Secretary

Proxies

If you are unable to attend and vote at the meeting and wish to appoint a person who is attending as your proxy, please complete the enclosed form of proxy. This form must be received by the Company or the Company's share registrar, Computershare Investor Services Pty Ltd, by 10:00 am on Wednesday, 20 October 2004.

The completed form of proxy may be:

- Mailed to the Company at PO Box 283, Burleigh Heads, Queensland, 4220,
  Faxed to the Company at +617 5589 9654
  E-mailed to secretary@billabong.com.au

- Mailed to the Company's share registrar Computershare Investor Services Pty Ltd at Level 27, Central Plaza One, 345 Queen Street Brisbane, Queensland, Australia 4000, or
  Faxed to Computershare Investor Services Pty Ltd on +617 3237 2152

Further details in respect of the Special Business is set out in the accompanying Explanatory Memorandum.

The time for the purposes of determining voting entitlements pursuant to regulation 7.11.37 of the Corporations Regulations will be 7:00pm on Wednesday, 20 October 2004.



Billabong International Limited

ABN 17 084 923 946

EXPLANATORY MEMORANDUM

RESOLUTION 1 - FINANCIAL STATEMENTS

The Annual Report for the period ended 30 June 2004 has been provided to you with the material accompanying this Notice of Meeting. Shareholders will be given the opportunity to ask questions of the Board of Directors and the Auditor in relation to the Annual Report at the Annual General Meeting.

RESOLUTIONS 2 and 3 - RE-ELECTION OF DIRECTORS

Mr Gary Pemberton retires by rotation in accordance with the constitution of the Company. Being eligible, Mr Pemberton offers himself for re-election as a director.

Mr Ted Kunkel retires by rotation in accordance with the constitution of the Company. Being eligible, Mr Kunkel offers himself for re-election as a director.

Profiles of Messrs Pemberton and Kunkel are contained in the Company's 2004 Annual Report.

If re-elected, Mr Gary Pemberton proposes to stand down as Chairman of Billabong International Limited in the first half of calendar 2005, but will continue as a director of Billabong International Limited.

If re-elected, and as agreed by the other directors, Mr Kunkel will assume Chairmanship of Billabong International Limited at that time.

The Board (other than Mr Pemberton) recommend you support the resolution for the re-election of Mr Pemberton as a director of the Company.

The Board (other than Mr Kunkel) recommend you support the resolution for the re-election of Mr Kunkel as a director of the Company.

RESOLUTION 4 – APPROVAL AND ADOPTION OF EXECUTIVE PERFORMANCE SHARE PLAN AND EXECUTIVE PERFORMANCE SHARE PLAN TRUST DEEDS

The Company proposes the establishment of the Billabong International Limited Executive Performance Share Plan ("Plan"). The plan is designed to provide an incentive for executives to achieve above average performance over the medium term in the Company's businesses which will be reflected in higher earnings growth rates. Under the proposed Plan the directors of the Company will be able to make an award of fully paid ordinary shares in the Company. The shares will remain in the possession of the trustee of the Plan pursuant to the provisions of the Billabong Executive Performance Share Plan Trust Deeds ("Trust Deeds") and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved. The criteria to apply to the initial award of shares are identified below in point 4.

The directors of the Company currently expect that they will make awards of shares under the Plan each year. The directors will instruct the trustee of the Plan to buy the shares on the share market with monies provided by the Company. Until the shares are vested the executive will have certain entitlements in relation to those shares. The rules that apply to the award of shares are set out in the Plan.

Summary of the Billabong Executive Performance Share Plan

The following is a summary of the major provisions of the rules of the Plan:

1. **Eligibility:** Executives, including executive directors and other employees of Billabong and its associated companies will be eligible to participate in the Plan as determined by the Board in its absolute discretion. No shares may be granted to any director of the Company without the express prior approval of Billabong's shareholders.

2. **Award:** The Board may from time to time, and in its absolute discretion, award shares to executives in accordance with the terms and conditions of the Plan, the Trust Deed and any applicable law. The shares will not vest with the executives unless and until the performance criteria specified by the Board at the time of the award of the shares are satisfied. The expected performance criteria for the initial award of shares are detailed below in paragraph 4. Until the performance criteria are satisfied the shares will be held by the trustee of the Billabong Executive Performance Share Plan Trust ("Trustee") and will be liable to be forfeited.

EXPLANATORY MEMORANDUM

3. **Trust Deeds:** The Board will from time to time instruct the Trustee to subscribe for, or purchase shares with money provided by the Company. The shares will normally be held by the Trustee until the shares have vested with the particular executive subsequent to satisfaction of the performance criteria and an application for release has been accepted by the Company.

4. **Performance Criteria:** The Board will stipulate in an award of shares to the executive the performance criteria which must be satisfied before the shares vest with the executive. It is the current intention of the Board that the performance criteria will be based on earnings per share (**"EPS"**) growth of Billabong as determined by the Board over a three-year period (**"Performance Period"**).

   The extent to which the performance criteria have been met will be assessed by the Board at the expiry of the Performance Period. The performance criteria for the initial awards of performance shares to executives to be made in the financial year ended 30 June 2005 will be based on Billabong's EPS growth over the Performance Period of the three years ending 30 June 2005 to 30 June 2007 as follows:

   (a) if annual compound EPS growth over the three years compared to the 2003/04 Financial Year ("Base Year") is less than 12.5% no shares will vest with the executives;

   (b) if annual compound EPS growth over the Performance Period compared to the Base Year is equal to 12.5%, 50% of the shares awarded will vest with the executive at the end of the Performance Period. If annual compound EPS growth compared to the Base Year is greater than 12.5% but less than 15%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 75%;

   (c) if annual compound EPS growth over the Performance Period compared to the Base Year is equal to 15%, 75% of the shares awarded will vest with the executive at the end of the Performance Period. If annual compound EPS growth compared to the Base Year is greater than 15% but less than 20%, the proportion of shares vesting will be increased on a pro-rata basis between 75% and 100%; and

   (d) if the annual compound EPS growth over the Performance Period compared to the Base Year is equal to or greater than 20%, all of the performance shares awarded will vest with the executive.

   The Board retains a discretion to vary the performance criteria.

5. **Satisfaction of Performance Criteria:** The Board must be satisfied in its absolute discretion that the performance criteria have been satisfied. Once it is and once it has issued the eligible executive with what is described as a vesting notice, the shares will vest in the executive and will be held by the Trustee on behalf of the executive pursuant to the terms of the Trust Deeds.

   If the executive is an Australian resident for tax purposes, the vested shares will continue to be held by the Trustee for a period of up to 10 years subject to certain disposal restrictions unless and until the executive makes a successful application to the Board for the shares to be sold or transferred at the Board's direction.

   If the executive is not an Australian resident for tax purposes the executive must give the Company a request for the vested shares to be sold or transferred at their direction. If the non resident executive does not give the Company an application for release, the Board at its absolute discretion may determine how the vested shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto. The non resident executive will be entitled to the net proceeds from the sale of any vested shares by the Trustee.

6. **Entitlements:** The eligible executive will be entitled to the following share entitlements immediately upon the award of the performance shares to them:

   (a) income derived from the shares including dividends;

   (b) the right to participate in any dividend reinvestment plan or bonus share plan operated by Billabong in respect of all shares held on the executive's behalf;

   (c) the right to receive notices of every general meeting of Billabong and any documents which accompany such notice; and

   (d) the right to direct the Trustee to vote on the executive's behalf (to the extent permitted by law) in respect of the executive's shares by way of written notice to the Trustee not less than 72 hours before any general meeting of Billabong.

7. **Disposal Restrictions:** Once the Board determines that relevant performance criteria have been met and gives the executive a vesting notice, the vested shares of executives who are Australian residents for tax purposes will continue to be held by the Trustee until the earlier of:

(a) the date the executive ceases to be an employee of the Company or a related company;

(b) the date the Board, in its absolute discretion, approves an application by the executive for the vested shares to be sold by the Trustee or, transferred to the executive; and

(c) the 10th anniversary of the date the shares were awarded to the executive.

8. **Trustee may withhold:** In the event the Board in its absolute discretion approves an executive's application for release of shares, the Trustee may withhold a portion of the sale proceeds or the appropriate number of vested shares, whichever is applicable to satisfy all costs and charges incurred by the Trustee and all tax liabilities required to be withheld by it or a related company, including any taxes or other levies required to be withheld in relation to the vesting of an award or transfer of shares to the eligible executive under the Plan.

9. **Forfeiture:** Unless and until the shares vest with the executive on satisfaction of the performance criteria, the shares will be subject to certain forfeiture conditions. Unless otherwise determined by the Board, the executive will forfeit the shares if:

   (a) the Board determines the executive has committed any act of fraud or defalcation or gross misconduct in relation to the affairs of the Company or an associated company;

   (b) the conditions to which an award of shares is subject have not been satisfied within the relevant time period; or

   (c) the executive's employment with the Company or associated company is terminated.

   The Board may in its absolute discretion determine that any forfeited shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto including how any proceeds from the sale of the forfeited shares are to be applied. An executive shall have no rights to the proceeds from any sale, disposal or dealing in the forfeited shares.

10. **Consideration:** An executive will not be required to make any payment whatsoever for any shares awarded.

11. **Termination:** The Plan may be terminated or suspended at any time by a resolution of the Board. The Board shall, in respect of any outstanding awards of shares, determine in its absolute discretion that either such awards shall lapse or performance criteria to which the shares are subject be varied on such terms as the Board may determine.

12. **Amendment:** The Plan may be amended by resolution of the Board, provided there is no reduction of rights of executives in respect of shares awarded under the Plan, except where the amendment is to:

    (a) comply with or conform to relevant present or future State, Territory or Commonwealth legislation;

    (b) correct a manifest error or mistake; or

    (c) enable the Company to comply with the Corporations Act 2001, the ASX Listing Rules or any other applicable law.

    The Plan allows for rules to be adopted that provide for the grant of awards on additional or modified terms in relation to participants in overseas jurisdictions to take account of local securities, exchange control or taxation laws or regulations or other applicable factors.

13. **Administration:** The Plan is administered by the Board.

14. **Maximum Shares:** The maximum number of shares awarded under the Plan is limited so that the total number of shares awarded under the Plan together with shares issued or allotted under any other employee incentive plan of the Company in any five year period must not exceed 5% of the shares of the Company.

    The 5% figure is the threshold which ASIC applies to prospectus relief for shares and options issued by a listed company under employee share and option plans.

15. Non-resident executives: The Plan applies both to Australian executives who receive salary or wages within the meaning of s136 of the *Fringe Benefits Tax Assessment Act 1986* (Cth) ("resident executives") and to non-resident executives i.e. those executives who are, for taxation purposes, considered a resident of an overseas jurisdiction. The Board has an absolute discretion to award a non-resident executive rights rather than shares if it considers the award of shares has or may have an adverse taxation consequence to the non-resident executive and/or to the Company.

EXPLANATORY MEMORANDUM

Importance of Plan

The Plan enables the Company to grant shares to executives and senior managers of the Company which vest upon the satisfaction of certain performance criteria. The Board considers the incentive to management under the Plan to be an important tool in attracting, motivating and retaining talented employees and executives.

For this reason, the directors are seeking shareholder approval of the Plan and the accompanying Trust Deeds. The Board intends that this Plan will replace the current Executive Incentive Option Plan of the Company. Please note that no shares may be awarded to any director under the Plan without prior shareholder approval.

Copies of the Executive Performance Share Plan and Trust Deed are available:

- on the Company's website at: www.billabongcorporate.com; or
- upon request, at the Company's registered address at 1 Billabong Place, Burleigh Heads, Qld 4220

Each of the non executive directors of the Company recommend this resolution to shareholders for the reasons set out in this explanatory statement.

RESOLUTIONS 5 and 6 – ISSUE OF SHARES TO MR DEREK O'NEILL AND MR PAUL NAUDE

The Billabong Executive Performance Share Plan ("Plan") referred to in Resolution 4 is proposed to be adopted to provide an incentive for executives by awarding shares in the Company for no consideration which vest with the particular executive once the agreed performance criteria have been met.

Any shares issued to directors require approval of shareholders under ASX Listing Rule 10.14 including shares issued under the Plan.

The Company currently has two executive directors - Mr Derek O'Neill the chief executive of the Company and Mr Paul Naude the head of the US operations of the Company.

The Board proposes that Mr O'Neill and Mr Naude participate in the Plan and be awarded the number of shares identified in their respective resolutions.

The performance criteria attaching to those shares will be the criteria set out in point 4 of the explanatory notes to Resolution 4 under the heading **Performance Criteria**.

It is proposed Mr O'Neill be awarded a total of up to 65,000 shares in accordance with the Plan and Mr Naude be awarded a total of up to 65,000 shares in accordance with the Plan. The Company shall award the shares no later than 21 October 2007.

Details of any shares awarded under the Plan to Messrs O'Neill and Naude will be published in each Company annual report, including the annual report that relates to the period in which awards have been made. That disclosure will be accompanied by a disclosure that such awards of shares were made pursuant to a meeting of shareholders in accordance with Australian Stock Exchange Listing Rule 10.14.

No awards shall be made under the Plan to any other executive director or associate of the director until approval of such awards is made pursuant to a meeting of shareholders in accordance with Australian Stock Exchange Listing Rule 10.14.

Each of the non executive directors of the Company recommends these resolutions.

Pursuant to ASX Listing Rule 10.15.5 the Company will disregard any votes cast on resolution 5 by Mr O'Neill and Mr Naude and any associate of Mr O'Neill or Mr Naude and will disregard any votes cast on resolution 6 by Mr Naude and Mr O'Neill and any associate of Mr Naude or Mr O'Neill.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

03/04
concise annual report

Billabong International Limited
ABN: 17 084 923 946


Honolua Surf co.
HAWAII

vonzipper

element

BILLABONG

corporate directory

directors	Gary Pemberton AC, Non-Executive Chairman Derek O'Neill, Chief Executive Officer Margaret Jackson AC, Non-Executive Director Ted Kunkel, Non-Executive Director Allan McDonald, Non-Executive Director Gordon Merchant, Non-Executive Director Paul Naude, Executive Director Colette Paull, Non-Executive Director
company secretary	William Bass, FCIS,CA, FTIA
senior management	Shayne Paffreyman, Chief Financial Officer Shannan North, General Manager, Billabong Australia Chris Kypriotis, General Manager, Billabong Brazil Ietoshi Ueda, General Manager, Billabong Japan Peter Casey, General Manager, Billabong Europe Nilan Fonseka, General Manager, Billabong New Zealand Paul Naude, General Manager, Billabong USA
principal and registered office	1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA Telephone: +617 5589 9899 Facsimile: +617 5589 9800
postal address	PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA
internet	www.billabongcorporate.com
email	info@billabong.com.au
share registry	Computershare Investor Services Pty Limited GPO Box 523 BRISBANE QLD 4001 Telephone Australia: +1300 552 270 Telephone International: +617 3237 2100 Facsimile: +617 3229 9860
auditors	PricewaterhouseCoopers: Waterfront Place 1 Eagle Street BRISBANE QLD 4000
solicitors	Clayton Utz: 215 Adelaide Street BRISBANE QLD 4000
bankers	Commonwealth Bank of Australia: 240 Queen Street BRISBANE QLD 4000 Westpac Banking Corporation: 260 Queen Street BRISBANE QLD 4000
stock exchange listing	Billabong International Limited shares are listed on the Australian Stock Exchange. The home branch is Brisbane, Ticker: BBG.

03-04
concise annual report

contents



taj burrow
bucky lasek


andy irons asp wct world champion



introduction

This Concise Annual Report has been derived from the Full Financial Report for the year ended 30 June 2004. The Full Financial Report and auditor's report will be sent to shareholders upon request, free of charge. Shareholders should contact the Share Registry on telephone number 1300 552 270, by fax on (+61 7) 3229 9860 or by email on brisbane.services@computershare.com.au to request a copy. Both the Concise Annual Report and the Full Financial Report can be accessed on the internet at Billabong's corporate website: www.billabongcorporate.com.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Billabong International Limited and its controlled entities as the Full Financial Report.

Billabong International Limited (the Company) is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

1 Billabong Place, Burleigh Heads Qld 4220

Through the use of the internet, the Company has ensured that corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial statements and other information is available on the corporate website: www.billabongcorporate.com.

For queries in relation to our reporting please call: + 61 7 55 899 899 or e-mail secretary@billabong.com.au

The Annual General Meeting of Billabong International Limited will be held in the Pacific Ballroom of the Grand Mercure Hotel, 81 Surf Parade, Broadbeach, Qld on Friday 22 October 2004 commencing at 10.00am. A formal Notice of Meeting and Proxy Form are enclosed with this report.

about billabong and its objectives

Billabong International Limited's core business is the marketing, distribution and wholesaling of apparel, accessories and eyewear under the Billabong, Element, Von Zipper and Honolua Surf Co brands.

The Company's objectives remain consistent with its foundation objectives and its proven success factors over the past 30 years. The priorities are brand protection and enhancement, the manufacture of fresh and functional product, marketing in the core boardsports channel and ongoing customer service.

Billabong products are licensed and distributed in more than 90 countries internationally. The majority of revenue is generated through wholly owned operations in North America, Europe, Australia, Japan, New Zealand and Brazil.

The Company brands are marketed and promoted through association with high profile professional and junior athletes and events around the world. Products are distributed through specialised action sports retailers. Billabong maintains young, regionalised and vibrant product development teams for each of its brands.

The Company continues to achieve outstanding results, which further demonstrates the success of adherence to its core values. The Company will continue to look for opportunities to grow revenues and return value to shareholders.


jake rupp


"Billabong maintained its position as one of the world's leading brands across the boardsports channel."


joel parkinson
mark occhilupo
keala kennelly

chairman's review

Throughout Billabong's 31-year history the Company has demonstrated consistency in all facets of its business. Consistency in adherence to core brand values, consistency in its commitment to developing a select distribution channel and consistency in the delivery of functional and innovative design and product.

After four years as a listed company that same long-term consistency is apparent in Billabong International Limited's financial performance. Revenues, profit and shareholder dividends have grown each year, with the 2003/04 year being a particularly good result when set against a backdrop of fluctuating currencies. Looking forward, another strong year is anticipated with projected earnings per share growth in the range of 20%. I commend to you the detail of the outlook statement in the adjoining address from our Chief Executive Officer.

Such consistency in product and performance is a credit to the Company's employees, who now number approximately 1,300 worldwide. They are well led by a quality group of senior managers, who in turn are supported by an experienced and well credentialed Board of Directors. At a time of much public comment and analysis about boards of directors and their roles, it is satisfying to chair a Board which demonstrates the capacity of business to be reliable in its advice to the market and honourable in the delivery of increased wealth to shareholders.

Collectively, your Board and employees will continue to drive Billabong forward and ensure it maintains its position as one of Australia's leading international companies.

Gary Pemberton
Chairman

performance highlights

The 2004 financial year provided numerous highlights to the Company - both in branding and financial terms. These highlights included :

- Increase in net profit after tax of 14.2% to $87.0 million.
- Sales up 8.3% to $674.7 million.
- Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) up 15.0% to $144.1 million.
- Earnings Per Share up 12.9% to 43.0 cents per share.
- Full-year dividend 26.5¢ per share (up from 23.5¢ per share last year).
- Revenue growth of 30.1% in the Americas in local currency.
- Revenue growth of 12.7% in the European region in local currency.
- Revenue growth of 14.0% in the Australasian region.
- Billabong continues to be one of the most international of Australian companies with in excess of 70% of revenue generated offshore.

Results for the 2004 financial year were a record for Billabong. These results included:

These results included:	2004	2003	% increase
SALES	$674.7 million	$622.9 million	8.3%
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	$144.1 million	$125.3 million	15.0%
AFTER TAX PROFIT	$87.0 million	$76.2 million	14.2%
EBITDA MARGIN	21.4% of sales	20.1% of sales	6.5%
BASIC EARNINGS PER SHARE	43.0 cents	38.1 cents	12.9%
FINAL FULLY FRANKED DIVIDEND PER SHARE	14.0 cents	12.5 cents	12.0%
FULL YEAR DIVIDEND PER SHARE	26.5 cents	23.5 cents	12.8%
RETURN ON EQUITY	15.6%	14.1%	10.6%



clint allen

chief executive officer's review

In a year punctuated by extreme currency fluctuations, it is particularly pleasing for Billabong International Limited, one of Australia's truly global companies, to deliver such a strong result.

Net profit after tax was up 14.2%, sales were up 20.7% in local currencies, earnings per share grew and group EBITDA margins lifted. The strong performance contributed to a 12.8% rise in full-year dividend to 26.5 cents per share, fully franked.

The key territories of the Americas, Australasia (which includes Japan) and Europe each experienced double digit sales growth in local currencies.

The core Billabong brand maintained its position as one of the world's leading brands across the boardsports channel. At the same time, Element continued to build market share and now accounts for approximately 12% of group sales as reported in Australian dollars. Von Zipper is building its presence in both eyewear and apparel markets and now has a strong foundation on which to build future growth. Honolua Surf Company, the Hawaii-based apparel brand and retailer, was acquired during the year and its potential should start to be realised in the 2004/05 financial year.

On a retail level, Billabong maintains its commitment to its proven distribution channel that is supported largely by independent specialty retailers focusing on the surf, skate and snow categories. The acquisition of Honolua Surf Company has also introduced valuable retailing experience to the group.

Marketing continues to be an area of great focus for the group and the Company's team of surf, skate and snow athletes remains among the best in the world. Billabong's two-time world surfing champion, Andy Irons, is again leading the world ratings heading into the final few events on the world tour. He is being well supported by Joel Parkinson, Mark Occhilupo, Taj Burrow and Luke Egan, as well as a host of sponsored junior athletes around the globe. Billabong also maintains its commitment to the staging and promotion of events, including three of the men's World Championship Tour surfing events. A range of other initiatives were also undertaken, including the Billabong Channel [V] Bus Tour in Australia and involvement in the Billabong Odyssey big-screen surf movie.

Looking ahead, forward orders indicate that the strong performance posted in the 2003/04 financial year is continuing into the 2004/05 year. Billabong maintains its


sales by region
700
600
500
400
300
200
100
0
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JUN 01
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Europe
Americas
Australasia
ebita by region
140
120
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40
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0
(20)
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Europe
Americas
Australasia

commitment to the annual delivery of 15% EPS growth. However, considering the current level of the Australian dollar and barring any unforeseen circumstances, both net profit after tax and EPS will grow in the vicinity of 20% in 2004/2005.

Lastly, I thank all management and staff for their contribution to the strong result and their continued efforts in maintaining Billabong's position as a consistent, long-term performer.

Derek O'Neill
Chief Executive Officer


Billabong consolidated NPAT
100
80
60
40
20
0
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JUN 01
JUN 02
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JUN 04


alannah brennan

consolidated results

The consolidated net operating profit after tax of $87.0 million represented an increase of 14.2% and continued Billabong's history of delivering sustainable growth at a good margin.

Consolidated sales revenue of $674.7 million represented an increase of 8.3%. Consolidated gross margins at 49.0% were well above the prior year (45.8%).

The consolidated gross margin improvement was attributable to three areas:

- increased purchasing power due to the higher Australian dollar against the US dollar, which contributed approximately 25% of the total margin improvement;
- improved pricing due to focus on garment design (particularly in the USA operation); and
- improvements in the supply chain (including lower pricing and logistics costs).

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) of $144.1 million was an increase of 15.0% over the prior year, with the Australasian segment growth of 33.9% a highlight. The consolidated EBITDA margin increased to 21.4% from 20.1% in 2003.

Royalties from third party licensees of $2.6 million represents an 8.3% increase from 2003, reflecting strong performance in South Africa and Bali, as well as strong improvements in Israel, Argentina, Peru, Singapore and Turkey.

The Group's return on equity increased to 15.6% from 14.1% representing a 10.6% increase for the year, and was delivered on a debt to equity ratio of 16.4%. Earnings per share was 43.0 cents, an increase of 12.9% on the prior year.

Interest expense decreased $1.8 million to $5.7 million and reflected a combination of lower interest rates on USD denominated borrowings and the replacement of the US Debtor Factoring Facility as a finance source.

Income tax expense was $40.8 million or an effective rate of 31.9%.


50
40
30
20
10
0
Cents
JUN 01
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JUN 03
JUN 04

earnings per share

sales revenue

	2004 Million	2003 Million	% Increase
Australasia	$192.7	$169.1	14.0%
Europe	$158.9	$151.0	5.2%
Americas	$323.1	$302.8	6.7%
Total	$674.7	$622.9	8.3%

ebitda

	2004 Million	2003 Million	% Increase
Australasia	$51.8	$38.7	33.9%
Europe	$28.8	$28.5	1.1%
Americas	$60.9	$55.7	9.3%
Third Party Royalties	$2.6	$2.4	8.3%
Total	$144.1	$125.3	15.0%


"The Company's team of surf, skate and snow athletes remains among the best in the world"
david rastovich

PARKO

Handcrafted Boardshorts




joel parkinson

review of operations-australasia

result

Australasia performed very strongly. Sales grew 14.0% to $192.7 million. EBITDA margins were up to 26.9% from 22.9%, with the improvement attributed to better sourcing techniques and a positive foreign exchange contribution. EBITDA of $51.8 million was up 33.9% on the prior year.

Australia performed exceptionally well, with double-digit revenue growth and retailer feedback indicating Billabong earned greater market share and an elevated in-store presence.

product

Girl's apparel continued its impressive growth of the past 18 months, with product design being the driver. Key categories in girl's included t-shirts, worked-over denim and accessories. In men's, the continued evolution of graphics has broken down all artwork placement boundaries and Australian ranges reflect this new direction. Weather-beaten colours were strong, while washed-out denim remained important.

brands

Among the brands, Element performed strongly, with range evolution and hardgoods contributing to the growth. Revenue for Von Zipper almost doubled, with good sales growth in its eyewear being matched by increased apparel sales, particularly t-shirts and other tops.

Elsewhere in the region, Japan continued to emerge as a key regional market. Sales revenue was up 30% in local currency at an increased margin. New Zealand experienced revenue growth of 42% in local currency, with the increase including the contribution from a flagship Billabong store which opened in December in a prime retail location in Auckland.

result

Billabong Europe had revenue growth of 5.2% in Australian dollars, or 12.7% in local currencies from €83.0 million to €93.5 million. EBITDA of €17.0 million was 8.3% higher than the prior year.

Standout regions during the period were Italy, where strong boardshort sales led to revenue growth, and Germany, where revenue grew more than 50% off a low base.

product

Key product categories in men's included raw and over-dyed customised denim and slim-fitting t-shirts, while there was also a movement towards graphics on both the inside and outside of garments. In girl's, vibrant washed-back colours and layering were strong, as were tops with print and embroidery combinations.

EBITDA margins were softer at 18.1%, down from 18.9%. The general trading environment was challenging after a difficult winter, particularly with the strengthening Euro and shifting price points.

brands

Among the brands, Element showed its international reach with revenue continuing to grow and Von Zipper continued to gain market acceptance. Growth in both brands was off a low base.

Looking forward, it is anticipated an improved performance from Billabong Europe should become apparent in the second half of the 2004/05 year.





"The continued evolution of graphics has broken down all artwork placement boundaries."

joel parkinson and [illegible]


"Apparel continued to strengthen and Element hardgoods sold at record levels."
tosh townend



review of operations-americas

result

Billabong has maintained exceptional growth in the US in both the men's and girl's markets. Sales revenue was up 6.7% in Australian dollars, or 30.1% in local currency, from US$175.9 million to US$228.5 million. EBITDA in local currency was US$43.1 million, an increase of 33.4% on the prior year. EBITDA margins strengthened to 18.8%, up from 18.4%, reflecting management's continued focus in this area. Billabong experienced strong sell-through at retail.

product

Product design, coupled with strong marketing campaigns, has increased the awareness of Billabong and underpinned brand momentum. Men's boardshorts remained as strong as ever, slim-fitted tees and shirts were popular and vibrant colours are starting to emerge. Important areas in girl's included denim and printables, with layering a strong trend. Colours are also emerging in girl's and this is a natural direction for surf.

brands

Element achieved success across the US as the range continued to evolve. Revenues were up in excess of 50% in North America. The growth was experienced across the country, with athlete appeal a primary driver. Apparel continued to strengthen and Element hardgoods sold at record levels.

Von Zipper continued to penetrate the market, with product development the key to its growth. Honolua Surf Company remained on target and made a mid single-digit contribution to US sales growth.

Billabong's established distribution strategy remained unchanged, with the sales growth primarily flowing from independent specialty retailers. Retail floorspace allocated to Billabong continued to increase in response to strong demand.

Billabong's Canadian business maintained its excellent growth rate with revenues in local currency increasing above 50%. Brazil showed the benefit of stronger management introduced in September to post a 63% increase in revenue and an improved margin.

our team

Billabong remains conscious of the need to provide a challenging, rewarding and secure workplace for its employees.

The Company has approximately 1,300 employees spread throughout a range of areas including Australia, Japan, New Zealand, Hong Kong, the United States, Canada, Brazil, France and Spain.

Within each of those workplaces Billabong seeks to develop and maintain a culture that reflects the heritage of the brand. Interaction between offices is promoted to ensure consistency across different geographic regions.

Individuality is encouraged. Teamwork is embraced. Convention is challenged.

Career advancement within Billabong remains a priority. This helps ensure:

- continuity of performance;
- the retention of proven performers;
- personal and professional growth amongst employees;
- the maintenance of the unique culture within Billabong;
- the building of a greater pool of candidates for future promotion; and
- the skills base of employees is broadened.

training

Billabong remains committed to the ongoing training and further development of its people, thus supporting improved organisational performance and individual growth within the organisation.

As a global player in the surfwear apparel and accessories market, Billabong recognises the importance of linking training and development of its people to the business objectives which underpin the organisation's overall competitive strategy. This remains one of our key strengths.

To this end, Billabong has established a number of initiatives to ensure the skills of each region are shared with offices globally. Among these initiatives is the installation of video conferencing technology in key offices to facilitate greater interaction between allied departments in diverse geographic destinations. This is particularly important in the area of design.

Billabong also engages in the regular trading of expertise between offices. This involves the travelling of employees to different offices to share experiences and knowledge. Such trips are undertaken on both an individual and group basis.

The Company also remains committed to general training in areas including:

- company policies and procedures;
- performance management systems;
- diversity and equity in the workplace;
- health and safety; and
- management development programs.

safety

Safety remains a priority consideration at Billabong.

The Company undertakes ongoing Workplace Health and Safety audits to ensure compliance with accepted work practices. These extend beyond company-controlled workplaces and into those of major contractors.

We aim to continue to attain a high standard of physical risk management of WHS by implementing preventative strategies, by minimising risks to make the workplace safe, and by improving supervisors' and workers' performance and knowledge.

social responsibility

Suppliers and their factories are evaluated using Billabong's quality control processes with re-evaluation occurring annually. A factory evaluation involves an inspection of a factory and detailed discussions with management and employees. An evaluation looks at physical facilities, quality performance and a compliance audit covering employment ethics, working hours and wages, the environment, health and safety and fire prevention. The Company has a policy of ZERO TOLERANCE with regard to the use of child labour, forced labour and use of factories where emergency exits are blocked or locked.

Posters outlining Billabong's Code of Conduct are displayed in supplier factories. These posters, where possible, include contact information for workers to provide confidential feedback to Billabong.

Billabong has always, both internally and within its supply chains, trained staff to ensure, where possible,


david pitch > europe
sam carrier > europe
nathan edwards > australia
reed robinson > us
grant byrnes > australia
felicity avakian > australia
greg tomlinson > us
rob vaughan > europe

they become multi-skilled or have the opportunity of advancement within their trade or community.

Internally, Billabong is committed to the recycling of screen printing ink, the recycling of cartons from imported goods (>90%), and the minimisation of packing materials for finished goods.

community

Billabong maintains its commitment to the staging of youth and professional boardsport events internationally. These events are staged with the highest regard to the protection of the marine and surrounding environment, as well as the cultural integrity of the locations.

Events held over the past year include World Championship Tour men's and women's surfing events and junior world championships. In addition to these, Billabong has been involved in various entertainment projects including surf movies and television programs. Within Australia, the Company has also gained wide support for a series of youth entertainment events staged under the Billabong Channel [V] Bus banner.

The Company continues to support a number of key social and environmental initiatives. These include:

- Surf Aid International, which promotes health (especially malaria control) and community development programs throughout the Indonesian Mentawai Islands
- Surfrider Foundation, which promotes the conservation and regeneration of foreshores


1400
1200
1000
800
600
400
200
0
Australia USA Europe Japan
Hong Kong New Zealand Brazil

number of employees

billabong pro teahupoo [illegible]

billabong supports the surf aid project in the mentawai islands

billabong channel [V] bus

03-04
concise financial report



contents

Your Directors present their report on the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004.

directors

The Directors of Billabong International Limited in office at the date of this report are:

G.M. Pemberton AC
D. O'Neill
M.A. Jackson AC
E.T. Kunkel
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

All Directors held office during the whole of the financial year and up to the date of this report.

principal activities

During the year the principal continuing activities of the consolidated entity consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Billabong Group trademarks to specified regions of the world.

dividends

Dividends paid to members during the financial year were:

	$'000
Final ordinary dividend for the year ended 30 June 2003 of 12.5 cents per fully paid share paid on 10 November 2003	25,277
Interim ordinary dividend for the year ended 30 June 2004 of 12.5 cents per fully paid share paid on 14 April 2004	25,353
	50,630
Final ordinary dividend for the year ended 30 June 2004 of 14.0 cents per fully paid share declared by Directors and payable on 8 November 2004 for shareholders at record date of 25 October 2004	28,486

review of operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues $'000	Segment EBITDA $'000
Australasia	192,684	51,754
Americas	323,139	60,930
Europe	158,906	28,832
Third Party Royalties	2,616	2,616
	677,345	144,132
Less: Interest		(5,210)
Depreciation and Amortisation		(11,045)
Profit from ordinary activities before income tax expense		127,877
Income tax expense		(40,842)
Profit from ordinary activities after income tax expense		87,035

Comments on the operations and the results are set out below:

Profit after tax for the year ended 30 June 2004 of $87.0 million was up 14.2% on the previous year, a strong result considering the negative impact on overseas earnings by a rising AUD. Revenue of $674.7 million represented an increase of 8.3% for the full year, or 20.7% in local currencies. At a segment level, revenue in America was up 30.1% in USD, Australia was up 14.0% and Europe up 12.7% in Euro. Consolidated gross margins at 49.0% were considerably higher than the prior year's 45.8%. EBITDA lifted 15.0% to $144.1 million or 27.0% in local currencies. The American segment was a highlight with EBITDA growth in local currency of 33.4%. The consolidated EBITDA margin increased to 21.4% from 20.1% in 2003.

americas

American sales totalled $228.5 million USD, up 30.1% on the prior year. American EBITDA totalled $43.1 million USD representing a result 33.4% higher than the prior year. The American EBITDA margin was 18.8% of sales, up from 18.4% in the prior year.

In Australian dollars, US sales were up 6.7% to $323.1 million. EBITDA of $60.9 million was 9.3% higher. Element continued to penetrate the market and its sales now account for 12.0% of group revenue as reported in

Australian dollars, while the Billabong brand maintained its position as the driver of sales in the region.

Both men's and girl's apparel and accessories traded strongly during the year.

Canada continued to grow strongly, with revenues in local currency up in excess of 50%. Brazil posted a similarly strong result.

europe

European sales totalled €93.5 million, a result 12.7% higher than the prior year. European EBITDA for the year totalled €17.0 million representing a result in Euro terms 8.3% higher than the prior year.

In Australian dollar terms, sales revenue from Europe was $158.9 million, representing an increase of 5.2% on the prior year. EBITDA was up marginally to $28.8 million, while EBITDA margins eased to 18.1% from 18.9% in the previous year.

The general trading environment in Europe was challenging after a difficult winter and the Company's performance in managing these changes was uneven from region to region. A new general manager for Europe was appointed through the year.

Spain remained the key territory in the region, while Italy and Germany grew strongly from a lower base.

australasia

Australasian revenue for the period was $192.7 million, up 14.0% on the previous year. EBITDA of $51.8 million was 33.9% higher than the prior year, while the EBITDA margin increased sharply to 26.9% from 22.9%.

Australia was a standout region recording double-digit sales growth, with girl's apparel continuing to grow strongly. Element and Von Zipper both posted solid gains.

Elsewhere in the region, revenues in local currencies were particularly strong with Japan up in excess of 30% and New Zealand up 42%.

statement of financial position, cash flow items and capital expenditure

Working capital (including factored receivables) at $157.4 million increased 17.6% for the period, which overall was satisfactory given the revenue growth. Capital expenditure of $24.5 million or 3.6% of sales includes the purchase of Honolua ($11.5 million) and was in accordance with



expectations. Net debt remained constant at $95.1 million, but is still relatively low at a debt to equity ratio of 16.4% and interest cover of 25.5 times.

Cashflow from operations of $66.6 million represents a 33.5% increase after adjusting for factoring facility changes in the prior period.

significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

likely developments and expected results of operations

The outlook for 2005 is for consistent growth maintaining strong margins. The Company expects strong net profit growth of around 20% driven by continuing robust revenue growth in the Americas and Australasia and more moderate growth in Europe.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in *unreasonable prejudice to the consolidated entity.*

environmental regulation

The consolidated entity is not subject to significant environmental regulation in respect of its activities. The consolidated entity outsources the manufacture of more than 98% of its product and therefore its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet. All factories that manufacture for the consolidated entity are comprehensively evaluated annually for their environmental performance, and evaluation criteria used includes compliance with local laws and regulations, effluent discharge systems, waste water systems, emission controls and control of hazardous substances.

meetings of directors

The number of meetings of Directors (including meetings of committees of Directors) held during the year ended 30 June 2004, and the number of meetings attended by each Director were as follows:

meetings of directors

	Full meeting of Directors		Audit Committee		Nominations Committee		Human Resource and Remuneration Committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
G.M. Pemberton	9	9	3	3	1	1	2	2
D. O'Neill	9	9	*	*	*	*	*	*
M.A. Jackson	9	9	3	3	1	1	2	2
E.T. Kunkel	9	8	3	3	1	1	2	2
F.A. McDonald	9	9	3	3	1	1	2	2
G.S. Merchant	9	8	3	3	1	1	2	2
C. Paull	9	9	3	3	1	1	2	2
P. Naude	9	9	*	*	*	*	*	*

* Not a member of the relevant committee



joel parkinson

Director	Age	Experience	Particulars of Directors' interests in Billabong International Limited	
			Ordinary Shares	Options
Gary Pemberton AC Non-Executive Chairman Director since 4th July 2000	64	Gary Pemberton was previously Chairman of TAB Limited, Qantas Airways Limited and Brambles Industries Limited, and a director of Commonwealth Bank of Australia, CSR Limited, John Fairfax Holdings Limited, Rio Tinto Limited, Queensland Investment Corporation and NM Rothschild Australia Pty Ltd.	12,575,966*	–
Derek O'Neill Chief Executive Officer Director since 5th March 2002	41	Derek O'Neill was appointed as Chief Executive Officer effective 1 January, 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Derek was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.	682,103	244,518
Margaret Jackson AC Non-Executive Director Director since 4th July 2000	51	Margaret Jackson is Chairman of Qantas Airways Limited, Deputy Chairman of Southcorp Limited and a director of the Australia and New Zealand Banking Group Limited and John Fairfax Holdings Limited. She is a former director of The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited, and a former partner of KPMG Peat Marwick's management consulting division. Ms Jackson is also Chairperson of Methodist Ladies College and former Chairman of Playbox Theatre Company.	228,656	–
Ted Kunkel Non-Executive Director Director since 19th February 2001	61	Ted Kunkel was previously the President and Chief Executive Officer of Foster's Group Limited and Associated Companies. He has extensive international business experience.	44,466	–
Allan McDonald Non-Executive Director Director since 4th July 2000	64	Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company director. Mr McDonald is Chairman of Australian Leisure and Hospitality Group Limited and Ross Human Directions Limited. His other directorships include Brambles Industries Limited, DCA Group Ltd and Multiplex Limited.	122,500	–
Gordon Merchant Non-Executive Director Director since 4th July 2000	60	Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry.	44,683,444*	–

Director	Age	Experience	Particulars of Directors' interests in Billabong International Limited	
			Ordinary Shares	Options
Paul Naude Executive Director *Director since* *14th November 2002*	48	Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.	2,036,947	294,232
Colette Paull Non-Executive Director *Director since* *4th July 2000*	53	Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October, 1999	1,357,651*	–

* In addition to the above holdings, each of Gordon Merchant, Colette Paull and Gary Pemberton ("Option Holders") held an interest at 30 June 2004 of 1,023,777 (2003: 2,071,268) shares issued to employees under the Billabong Executive Share Plan. Each of the employees was required to enter into a Call Option Agreement with the Option Holders, being persons associated with the founding shareholders or vendors at the time of listing in August 2000. Where an employee ceased to be employed by the Company within four years from the time the shares were issued in August 2000, the Call Option Agreement gave the Option Holders the right to purchase all of the shares issued for $1.00 pursuant to the Executive Share Plan.

The Call Option Agreement expired in August 2004, and all 1,023,777 shares vested.

directors' and managers' emoluments

The Human Resource and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for Non-Executive Directors, Executive Directors and the management team. The committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive. The committee formulates proposals for shareholder consent as appropriate from time to time. The Human Resources and Remuneration Committee reports to, and makes recommendations to, the full Board in relation to Directors' and managers' emoluments.

As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. Executive Directors and managers are also eligible to participate in the Billabong Executive Incentive Option Plan.

Share options have been issued:

(a) in part consideration of an acquisition, or

(b) to Executive Directors and managers, which may be exercised where performance has met specified criteria.

Remuneration packages are set at levels that are intended to attract and retain managers capable of managing the consolidated entity's diverse operations. Remuneration and other terms of employment for the Executive Directors and managers are formalised in service agreements. Remuneration of Non-Executive Directors determined by the Board is within the maximum amount approved by the shareholders from time to time. Details of the nature and amount of each element of the emolument of each Director of Billabong International Limited and each of the five managers of the Company and the consolidated entity receiving the highest emolument for the financial year are as follows:

emoluments of directors of billabong international limited

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Options	Shares	Total
	$	$	$	$	$	$	$
G.M. Pemberton *	178,366	–	1,501	11,002	–	–	190,869
D. O'Neill *	513,089	770,000	44,468	11,002	62,620	–	1,401,179
M.A. Jackson *	76,442	–	1,500	6,880	–	–	84,822
E.T. Kunkel	75,000	–	1,497	–	–	–	76,497
F.A. McDonald *	101,923	–	1,495	9,000	–	–	112,418
G.S. Merchant *	76,442	–	1,513	6,880	–	–	84,835
C. Paull *	76,442	–	1,500	6,880	–	–	84,822
P. Naude	755,306	754,752	15,123	5,618	66,788	–	1,597,587
Total	1,853,010	1,524,752	68,597	57,262	129,408	–	3,633,029

emoluments of five most highly paid managers of the company and the consolidated entity

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Options	Shares	Total
	$	$	$	$	$	$	$
P. Casey * #	492,751	300,000	17,760	8,251	47,373	1,000	867,135
S. Palfreyman *	444,344	200,000	16,785	11,002	44,353	–	716,484
S. Wilson	481,123	106,082	17,232	–	33,609	1,000	639,046
J. Schillereff	469,328	28,289	22,328	3,963	56,100	1,000	581,008
R. Sanders	403,069	106,082	21,232	4,849	34,359	1,000	570,591
Total	2,290,615	740,453	95,337	28,065	215,794	4,000	3,374,264

* Includes 53 weeks pay.

\# Includes $150,000 transfer allowance cash salary

"Managers" are employees who are involved in, concerned in, or who take part in, the management of the affairs of Billabong International Limited and/or related bodies corporate.

share options granted to directors and the most highly remunerated managers

There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the five most highly remunerated managers of the Company and consolidated entity as part of their remuneration.

Mr J. Schillereff received 15,289 options since 1 July 2003 to the date of this report as part consideration for the sale to Billabong of assets comprising the Element Skate operation.

shares under option

Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	number	issue date	issue price of shares	expiry date
Executive Incentive Option Plan	2,160,776	11/08/2000	$2.80	10/08/2005
Executive Incentive Option Plan	793,894	18/06/2001	$4.90	18/06/2006
Executive Incentive Option Plan	35,837	25/10/2001	$7.42	25/10/2006
Executive Incentive Option Plan	57,500	28/02/2002	$9.39	28/02/2007
Executive Incentive Option Plan	721,000	23/08/2002	$8.10	23/08/2007
Options issued pursuant to Agreement	469,036	04/07/2001	$5.35	30/06/2005
Options issued pursuant to Agreement	59,740	10/08/2002	$7.70	09/08/2006
Options issued pursuant to Agreement	60,126	10/08/2003	$6.32	09/08/2007
Options issued pursuant to Agreement	43,909	10/08/2004	$7.99	09/08/2008
Total	4,402,818			

Options issued under the Billabong Executive Incentive Option Plan are not transferable and are exercisable in three tranches. One third of the options become exercisable 24 months after the day the options are granted. Another third become exercisable 36 months after the day the options are granted and the last third become exercisable 48 months after the options are granted. Options may only be exercised if the performance criteria in respect of the options have been met and the holder is, or is the approved nominee of, an Executive Director or senior manager of the Company and/or of any company related to or associated with the Company.

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

shares issued under the exercise of options

There were 1,793,632 shares issued as a result of the exercise of options during the year.

rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

corporate governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Billabong International Limited support and have adhered to the principles of corporate governance. The Company's Corporate Governance Statement immediately follows this Directors' Report.

This report is made in accordance with a resolution of the Directors.

Gary Pemberton

Gary Pemberton
Chairman
Gold Coast, 23 August 2004



approach to corporate governance

In March 2003, the Australian Stock Exchange (ASX) Corporate Governance Council issued its Principles of Good Corporate Governance and Best Practice Recommendations. Your Directors have welcomed the release of these Principles and have adopted them as the basis of our responsibilities to stakeholders, including shareholders, customers, employees and the community.

Billabong endorses the ten essential corporate governance principles and meets all of the ASX Best Practice Recommendations with the exception of:-

2.1 Board composition

Messrs Pemberton and Merchant are substantial shareholders. Substantial shareholders are defined in the Recommendations as not being independent of the Company.

2.2 Independence of Chairman

Mr Pemberton, as a substantial shareholder, is defined as not being independent of the Company. In consideration of the particular circumstances of the Company and the background and experience of the incumbent Chairman, the Board believes that it would be contrary to the best interests of shareholders to preclude him from the office of Chairman on the grounds of being a substantial shareholder.

3.1, 3.3 Code of conduct

Billabong supports and has adopted the Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct for Billabong employees to complement the strong ethical culture practiced.

For more information on Billabong's governance practices visit the corporate governance section on our website: www.billabongcorporate.com which includes copies of relevant policies.

role of the board

The Board is responsible for the direction and supervision of the Company's business on behalf of the shareholders, by whom they are elected and to whom they are accountable. This includes ensuring that internal controls and reporting procedures are adequate and effective. The Directors recognise the need to maintain the highest standards of behaviour, ethics and accountability. The Board draws on relevant corporate governance best practice guidelines to assist in the oversight of the Company's affairs.

Day to day management of the Company's activities, and the implementation of corporate strategy and policy objectives, is delegated by the Board to the Chief Executive Officer and senior managers responsible to him.

The primary functions of the Board include responsibility for:

- formulating and approving objectives, goals and strategic direction for management;
- monitoring financial performance including adopting annual budgets and approving financial statements;
- ensuring that adequate systems of internal control exist and are monitored for compliance;
- selecting, appointing and reviewing the performance of the Chief Executive Officer and senior management;
- establishing limits of authority for the Chief Executive Officer and senior management in relation to capital expenditure, acquisitions, divestments and identified business drivers;
- ensuring significant business risks are identified and appropriately managed;
- ensuring the Company conforms to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

Board policy requires all Non-Executive Directors to participate in all aspects of Board activities. Accordingly, all Non-Executive Directors are required to serve on all Board committees. Each Board committee is chaired by a Non-Executive Director, other than the Chairman of the Company.

The Board has established an Audit Committee, a Nominations Committee and a Human Resources and Remuneration Committee which all operate under written charters approved by the Board and are each composed entirely of all Non-Executive Directors. All other functions of the Board will be dealt with by the Board as a whole.

From time to time, the Board may establish special purpose committees to deal with specific issues. Special purpose committees are dissolved when the matter at hand is resolved.

All committees have the authority to retain outside resources and specialist assistance as required to progress their objectives.

Matters determined by committees are submitted to the full Board as recommendations for decision and ratification. Minutes of committee meetings are tabled at the immediately subsequent Board meeting.

The Board reviews its own collective performance and the procedures of the Board on an ongoing basis. The Chairman meets privately with each Director as appropriate to discuss Company matters and individual and collective performance of Directors. The Chairman's performance is subject to review by the Board.

board composition & size

The Constitution of the Company provides that there will be a minimum of three Directors and a maximum of ten Directors.

The composition of the Board is determined in accordance with the following principles and guidelines:

- the Board should comprise a majority of Non-Executive Directors;
- the Chairman should be a Non-Executive Director;
- the Board should comprise Directors with an appropriate range of qualifications and expertise.

The terms and conditions of the appointment and retirement of Non-Executive Directors are set out in a letter of appointment. The appointment letter covers the following matters:

- the level of remuneration;
- the tenure of appointment;
- the expectation of the Board in relation to attendance and preparation for all Board meetings;
- the Directors' code of conduct;
- the procedures dealing with conflicts of interest; and
- the procedures governing the availability of independent advice.

Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments), do not receive bonuses or incentive payments, and do not participate in option-based or other incentive schemes for employees.

The Board shall meet as often as required to attend to the affairs of the Company. Proceedings will follow meeting guidelines set down to ensure all Directors are made aware of, and have available to them all necessary information enabling them to participate in an informed discussion of all agenda items.

Non-Executive Directors meet for a period of time during each Board meeting without the presence of management to discuss the operation of the Board and a range of other matters.

The Chairman of the Board meets with and maintains a regular dialogue with the Chief Executive Officer on important Company matters.

Billabong's Constitution is available on our website.

appointment of directors

Nominations of new directors, recommended by the Nominations Committee, are considered by the full Board. The functions and members of the Nomination Committee are contained in this Report. The Nominations Committee uses a range of methods to access a wide base of potential directors, considering the range of skills and experience required in relation to the:

- current composition of the Board;
- need for independence;
- strategic direction of the Company; and
- geographic spread and diversity of Billabong.

The Board assesses nominated directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board's activities.

director independence of management

The Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company. Each of the Non-Executive Directors is considered by the Board to be independent of management.

Non-Executive Directors regularly confer at scheduled sessions without management present.

role of management

The Chief Executive Officer (CEO) is responsible for the overall management and profit performance of the Billabong group. The CEO manages the organisation in accordance with the strategy, plans and policies approved by the Board to achieve agreed goals.

chairman's appointment and responsibilities

The Chairman is appointed by the Board from the Non-Executive Directors. The Chairman:

- provides appropriate leadership to the Board;
- facilitates Board discussions to ensure that the core issues facing the organisation are addressed;
- maintains a regular dialogue and mentor relationship with the CEO;
- monitors Board performance; and
- guides and promotes the on-going effectiveness and development of the Board and individual Directors.

conduct of board meetings

The Billabong Board normally holds nine formal Board meetings each year and will also meet whenever necessary to carry out its responsibilities.

When conducting Billabong Board business, Directors have a duty to question, request information, raise any issue of concern, fully canvas all aspects of any issue confronting Billabong and vote on any resolution according to their own judgement.


"Product design, coupled with strong marketing campaigns, has increased the awareness of Billabong."
luke dorrington

conflicts of interest

Directors are required to continually monitor any potential conflicts of interest that may arise. Directors must:

- disclose to the Board any actual or potential conflicts of interest that may exist as soon as the situation arises;
- take necessary and reasonable steps to resolve any conflict of interest within an appropriate period, if required by the Board or deemed appropriate by that Director; and
- comply with the Corporations Act requirements about disclosing interests and restrictions on voting.

Directors are encouraged to discuss with the Chairman any proposed Board or executive appointments they are considering undertaking and should advise Billabong of appointments to other companies as soon as possible after the appointment is made. The same guidelines apply with respect to related party transactions including financial transactions with Billabong. Related party transactions are required to be reported to the Board and, where appropriate, raised for discussion at the next Board meeting.

access to information

Directors are encouraged to access members of the senior management team at any time to request relevant information in accordance with protocols adopted by the Board.

Directors are entitled to seek independent professional advice at Billabong's expense in connection with the discharge of their duties and responsibilities in a Billabong-related matter. Prior approval of the Chairman is required, which will not be unreasonably withheld. The Director shall thereafter ensure that costs are reasonable. The advice obtained must be made available to all Board members at the earliest reasonable opportunity.

CEO & CFO assurance on financial reports

The Board receives regular reports about the financial condition and operational results of the Billabong group. The CEO and CFO periodically provide formal statements to the Board that in all material respects the Company's financial statements present a true and fair view of Billabong's financial condition and results.

board committees

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board are the Audit, Human Resources and Remuneration and Nominations committees. Each committee is comprised entirely of Non-Executive Directors, a majority of whom are independent under the ASX Best Practice Recommendations.

remuneration

Principles used to determine the nature and amount of remuneration.

The objective of the Company's remuneration reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns reward with achievement of strategic and financial objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- performance linked to strategic and financial objectives; and
- transparency.

In consultation with external remuneration consultants, the Company has structured a remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

Alignment to shareholders' interests:
- has economic profit as a core component of plan design;
- the plan focuses on return on assets and key non-financial drivers of value;
- attracts and retains high calibre executives.

Alignment to program participants' interests:
- rewards capability and experience;
- reflects competitive reward for contribution to shareholder value;
- provides a clear structure for earning rewards;
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. At senior levels within the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-Executive Directors

Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits.

Non-Executive Directors' fees

The maximum aggregate remuneration pool was approved by members on 4 July 2000. The Chairman's remuneration is inclusive of committee fees while Non-Executive Directors who chair a committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Non-Executive Directors' fee pool limit.

Executive Directors and managers ("executive") pay

The executive remuneration framework has three components:

- base pay and benefits;
- short-term performance incentives; and
- long-term incentives through participation in the Billabong Executive Incentive Option Plan.

The combination of these comprises the executive's total remuneration.

Base pay

Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the company operates. In certain circumstances, additional benefits (e.g. travel, accommodation etc) may also be provided.

Short-term incentives

Short term incentives (STI's) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPI's) and other personal objectives).
- A component of the STI is linked to the financial performance of the Company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STI is linked to the individual performance (based on similar factors to those for high level executives). All bonuses are paid in August of the following financial year.

The short term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resources and Remuneration Committee.

The STI target annual payment is reviewed annually.


andy irons
joel parkinson

board members

The Directors in office at the date of this statement are:

Name	Position	Age
Gary Pemberton	Non-Executive Chairman	64
Derek O'Neill	Chief Executive Officer	41
Margaret Jackson	Non-Executive Director*	51
Ted Kunkel	Non-Executive Director*	61
Allan McDonald	Non-Executive Director*	64
Gordon Merchant	Non-Executive Director	60
Colette Paull	Non-Executive Director*	53
Paul Naude	Executive Director	48

* Denotes independent directors as defined by the ASX Corporate Governance Council (CGC) in their paper titled "Principles of Good Corporate Governance and Best Practice Recommendations" dated March 2003. There are six Non-Executive Directors, four of whom are deemed independent under the CGC guidelines. There are two Executive Directors.

The Chairman of the Board is a substantial shareholder and is not independent in accordance with the definitions and recommendations of the ASX Corporate Governance Council of March 2003. In consideration of the particular circumstances of the Company and the background and experience of the incumbent Chairman, the Board believes that it would be contrary to the best interests of shareholders to preclude him from the office of Chairman on the grounds of being a substantial shareholder.

Further details of the members of the Board including their experience and expertise is set out in the Directors' Report section of the Annual Report.

audit committee

Audit Committee meetings are held periodically throughout the year. The members of the committee are all of the Non-Executive Directors. The Chairman of the Audit Committee will be a Non-Executive Director other than the Chairman of the Board. The Chief Executive Officer and Chief Financial Officer may attend at committee meetings by invitation.

The main functions of the committee are to:

- assess the appropriateness of accounting policies, practices and disclosures and whether the quality of financial reporting is adequate;
- review the scope and results of external and compliance audits;
- maintain open lines of communication between the Board, external auditors and the Company's compliance officers;
- review the annual, full and concise reports, the half-year financial report and all other financial information published by the Company or released to the market;
- obtain appropriate certifications from management to support the financial accounts;
- obtain specific certifications from the Chief Executive Officer and Chief Financial Officer that the financial accounts are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group; that the certifications are based on a sound system of internal control and risk management which implements the policies of the Board, and that the Company's risk management and internal control are being monitored and maintained to ensure efficient and effective operation, in all material respects;
- assess the adequacy of the Company's internal controls and make informed decisions regarding compliance policies, practices and disclosures;
- review the appointment of the external auditors, the terms of their engagement, the scope and quality of the audit and the auditor's independence; and
- review and monitor the scope of non-audit services provided by the external auditors to ensure that it is consistent with the maintenance of auditor independence.

The Audit Committee will report to, and make recommendations to, the full Board in relation to each of these functions.

The members of the Audit Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

human resource and remuneration committee

The Human Resource and Remuneration Committee will meet as required. Members of the committee shall be all of the Non-Executive Directors. The Committee will be chaired by a Non-Executive Director other than the Chairman of the Board.

The main functions of the committee will be to make recommendations to the Board on HR and Total Remuneration policy and practices that:

- supports the group's overall strategy and objectives;
- attracts and retains key employees;
- links total remuneration to financial performance and the attainment of strategic objectives.

Specifically this will include:

- setting the terms and conditions of employment for the CEO, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate;
- annually appraising the performance of the CEO and providing developmental feedback as appropriate;
- setting levels of remuneration for Executive Directors (if any), including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate;
- setting levels of remuneration for senior managers including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits, and review from time to time as appropriate;
- reviewing Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- reviewing all equity based plans;
- reviewing all Executive Incentive Plans;
- reviewing the management succession program;
- reviewing key philosophies and practices relating to the remuneration and development of the Company's employees generally;
- ensuring the Total Remuneration program and practices of the group are designed with full consideration of all tax, accounting, legal and regulatory requirements.

The Human Resources and Remuneration Committee will report to, and make recommendations to the full Board in relation to each of its functions.

The members of the Human Resources and Remuneration Committee during the year were:

Ted Kunkel (Chairman)

Margaret Jackson

Allan McDonald

Gordon Merchant

Colette Paull

Gary Pemberton


luke egan.

nominations committee

The Nominations Committee will meet as required. *The members of the committee shall be all of the* Non-Executive Directors. The Nominations Committee will be chaired by a Non-Executive Director other than the Chairman of the Board.

The main functions of the committee will be to:

- monitor and review the balance of Board skills and Director interaction;
- identify skill sets that might be appropriate to add to the Board as Company issues change and evolve;
- oversee the identification, and evaluation of potential appointees as and when appropriate; and
- ensure that adequate induction material, setting out rights and responsibilities, is available to new appointees.

The Nominations Committee will report to, and make recommendations to, the full Board in relation to each of its functions.

The members of the Nominations Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

board performance assessment

On an annual basis the Chairman facilitates a discussion and evaluation of the Board's performance. This includes discussions about the Board's role, processes, performance and other relevant issues. The performance of each committee is also reviewed.



retirement of directors

One-third of the Directors are required to retire by rotation at each Annual General Meeting (AGM). The Directors to retire at each AGM are those who have been longest in office since their last election. A Director must retire at the third AGM since last elected or re-elected.

A Director appointed as an additional or casual Director by the Board will hold office until the next AGM when the Director may be re-elected. This election will be in addition to any rotational retirements.

New Directors are provided with a letter of appointment setting out the Company's expectations, their responsibilities, rights and the terms and conditions of their employment.

The CEO (who is a Director on the Board) is not subject to retirement by rotation.

A Director who holds any executive office with Billabong (including the CEO) ceases to be a Director when they no longer hold their executive office.

external auditors

The performance of the external auditors is reviewed by the Audit Committee under its charter. An analysis of fees paid to the external auditors, including a break down of fees for non-audit services, is provided in the financial statements.

risk assessment and management

The Company is committed to a culture of risk management and supports a pro-active approach to managing risk and to exploiting opportunity.

Management routinely reports against identified risk factors and the measures and strategies in place to mitigate those risks. Procurement decisions and arrangements are subject to routine monitoring of risk.

A formal risk assessment is part of each major capital acquisition. A minimum of two post acquisition reviews are undertaken within the first eighteen months of major business acquisitions, major capital expenses or significant business initiatives.

A further, higher level review of risk management is undertaken at least annually, as part of corporate strategy reviews undertaken by the Board and senior management. Reviews of the Company's strategic direction include the identification of business and financial risks which could prevent or inhibit the Company from achieving its objectives. Management is required to develop appropriate controls and mitigation strategies to manage those risks.

continuous disclosure

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

The Company monitors internal and external events and developments as part of its continuous disclosure responsibilities.

communication to shareholders

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are provided with all information necessary to assess the performance of the Company. Information is communicated to the shareholders through:

- the Annual Report, which is distributed to all shareholders (unless shareholders specifically indicate otherwise);
- the Annual General Meeting, and any other formally convened Company meeting; and
- the Company's Corporate internet site at www.billabongcorporate.com, which contains a copy of the annual and half year reports and all other announcements made to the Australian Stock Exchange.

All information disclosed to the ASX is posted on the Company's web site as soon as it is disclosed to the ASX.

To minimise the risk of speculation, or non-uniform disclosure, the Company seeks to avoid any discussion with shareholders, media, analysts, or other market operators during periods of particular sensitivity. These "black out" periods extend from thirty days prior to the close of the half and full year accounting periods to the time of the half and full year profit announcements. This policy is subordinate to the over-riding requirement to respond to any development which triggers the broader obligation to provide information, or issue statements, in the interests of a fully informed market.

Company policy on the disclosure and discussion of profit results is broadly in line with general market practice. Any unilateral departure from general practice would risk an adverse effect on shareholders through the share price. All information published is posted on the Company's web site. Material from conference calls with analysts, brokers, and institutions is similarly posted to the web site. Particular care is taken in discussions with individuals to ensure no information is provided which is not generally available. In the event of an inadvertent breach, the Company recognises the obligation for immediate and supplementary advice to the market.

share trading policy

The insider trading provisions of the Corporations Law have been drawn to the attention of all Directors and senior managers. A broadly based information programme is maintained to ensure that all Directors and senior managers clearly understand their personal obligations in relation to prohibited dealings, including dealing when in possession of price sensitive information not generally available to the market. The programme also covers details of penalties for breach and formal requirements for notification to the Company.

The share trading policy requires prompt notification of dealings but does not stipulate advance notification of intended dealings. No party (Chairman, Board, Chief Executive etc) has the power under the policy to authorise or prohibit any proposed dealings. The policy has been constructed to ensure that circumstances do not arise which could give rise to a relevant interest (as defined under the Corporations Act) by virtue of ability to control the disposal of shares.

Responsibility rests with the individual to ensure they are acting within the requirements of the law and the Australian Stock Exchange. The Company takes responsibility for an education programme to ensure the responsibilities are well understood.

The Company monitors internal events and issues to ensure conformity with continuous disclosure requirements. Subject to normal commercial constraints, that information is available to individuals wishing to satisfy themselves in relation to their personal disclosure obligations.

It is considered inappropriate for Directors and senior managers to regularly trade in the securities of the Company.

Dealings by senior managers and Directors are confined to three trading windows. The trading windows begin after two clear trading days have elapsed from the date of the half and full year profit announcements, and from the date of the Annual General Meeting. Each trading window continues for thirty calendar days.

Senior managers and Directors who sell shares within these windows are expected to do so in a manner which minimises market impact. Guidance has been provided that the "rule of thumb" requires not more than 300,000 shares, being 30% of the average daily turnover of approximately 1 million shares, should be traded in any one day. Further guidance is that quantities above 1 million shares (being the nominal daily turnover) should not be sold through normal day trading, but be subject to overnight book build, or similar mechanism, including specific identification of the vendor. Directors or senior managers selling shares are encouraged to advise the Chairman of any relevant reason for the sale, and whether or not they consent to the public disclosure of such reasons. Directors have all entered into agreements to notify the Company within three days of any dealings in the Company securities. It is an employment condition that all senior managers notify the Company within three days of any dealing in the Company securities.

Two Non-Executive Directors are substantial shareholders and have formally indicated to the Company that they have no intention to lighten their holdings by a systematic selldown to a predetermined level. They have undertaken to advise the Company if that intention changes.

The Company has no authority or policy provisions which require Directors to respond to public speculation concerning their selling intentions. On various occasions, each of the existing Directors with substantial shareholdings has responded to market speculation with voluntary assurances that they were not intending sellers. There are no undertakings that the Directors with substantial shareholdings will continue to respond to ongoing future speculations.

The Board has not sought extended voluntary embargos on the sale of shares by Directors. The existence of an embargo merely encourages speculation concerning intentions at the time of expiry.

The Company recognises that it is unrealistic to preclude Directors with substantial shareholdings from selling shares - particularly in quantities and by mechanisms which would be seen by the market as being reasonable. The two Directors with substantial shareholdings have formally agreed to be bound by the guidelines detailed above including the restriction to trading windows, the restrictions on levels of on-market sales, overnight or block sales mechanisms (including vendor identification) and will be sensitive to the potential impact of sale levels on shareholder perceptions.

For sales outside normal day trading, the Directors have agreed the documentation of a pro-forma authority to be completed and used exclusively as a pre-requisite for any enquiry or mandate to any broker in relation to the sale of shares. The exact form and wording of that coded authority has been lodged with the Company's legal advisers for verification purposes. The Company reserves its rights and remedies against any party purporting to represent any Director for the sale of shares without this exact form of completed authority.

No pre-emptive arrangements exist between Director shareholders. There is no intention to enter such arrangements on the grounds that they may not be in the best interests of the general body of shareholders and market liquidity.


"Key categories in girl's included t-shirts, worked-over denim and accessories."

consolidated statement of financial performance

for the year ended 30 june 2004

	2004 $'000	2003 $'000
Revenue from ordinary activities	679,285	628,007
Interest Received	490	331
Total Revenue	679,775	628,338
Borrowing costs expense	(5,700)	(7,389)
Other expenses from ordinary activities	(546,198)	(512,037)
Profit from ordinary activities before income tax expense	127,877	108,912
Income tax (expense)/benefit	(40,842)	(32,666)
Net profit attributable to members of Billabong International Limited	87,035	76,246
Net exchange differences on translation of financial reports of foreign controlled entities	(512)	(4,884)
Net decrease in asset revaluation reserve due to the adoption of tax consolidation	–	(44,996)
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity	(512)	(49,880)
Total changes in equity other than those resulting from transactions with owners as owners	86,523	26,366
Basic earnings per share	43.0	38.1
Diluted earnings per share	42.7	37.6

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

consolidated statement of financial performance
for the year ended 30 june 2004

discussion and analysis

- The reported net profit after tax of $87.0m represented an increase of 14.2% over the prior year, which was a strong result taking into account the foreign exchange movements in the period.

- Revenue from sale of goods of $674.7m represented an 8.3% increase over the prior year, which was negatively impacted by the stronger Australian dollar against the US dollar and Euro. Adjusting for the currency impact revenue growth was strong at 20.7%.

- Consolidated gross margins at 49.0% were significantly in excess of the prior year (45.8%). The gross margin improvement was attributable to three areas:

  - Increased purchasing power due to the higher Australian dollar against the US dollar, which contributed approximately 25% of the total margin improvement.

  - Improved pricing due to focus on garment design (particularly in the US operation).

  - Improvements in the supply chain (including lower pricing and logistics costs).

- Earnings before interest, tax, depreciation and amortisation (EBITDA) of $144.1m represented a 15.0% increase over the prior year ($125.3m). However, when viewed in local currencies the consolidated EBITDA growth was 27.0%.

- EBITDA margins of 21.4% improved from the prior year's 20.1%.

- Return on equity increased to 15.6% representing a 10.6% increase over the prior year and was delivered on a debt to equity ratio of 16.4%.

- Earnings per share was 43.0 cents, an increase of 12.9% on the prior year.

consolidated statement of financial position

as at 30 june 2004

	2004 $'000	2003 $'000
Current assets		
Cash assets	56,086	30,835
Receivables	169,272	138,366
Inventories	103,539	79,925
Deferred tax assets	9,241	7,194
Other	8,274	11,297
Total current assets	346,412	267,617
Non-current assets		
Receivables	2,293	820
Property, plant and equipment	35,344	30,726
Intangible assets	517,131	504,723
Total non-current assets	554,768	536,269
Total assets	901,180	803,886
Current liabilities		
Payables	112,603	81,983
Interest bearing liabilities	2,116	2,166
Current tax liabilities	9,177	13,433
Total current liabilities	123,896	97,582
Non-current liabilities		
Interest bearing liabilities	149,052	122,886
Deferred tax liabilities	48,655	48,398
Provisions	1,035	432
Total non-current liabilities	198,742	171,716
Total liabilities	322,638	269,298
Net assets	578,542	534,588
Equity		
Parent entity interest		
Contributed equity	298,462	290,401
Reserves	149,257	149,769
Retained profits	130,823	94,418
Total parent entity interest	578,542	534,588
Total equity	578,542	534,588

The above consolidated statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

consolidated statement of financial position
as at 30 june 2004

discussion and analysis

- Receivables increased $30.9m to $169.3m due to:
  - revenue growth generally;
  - strong growth in regions where collections are historically longer (e.g. Italy, Japan and Brazil); and
  - strong growth in smaller brands which average higher collection days than the Billabong brand.
- The doubtful debts provision at $9.6m remains conservative in accordance with the Company's history.
- Inventory increased $23.6m (29.5%) to $103.5m representing expected demand and earlier delivery.
- Payables increased $30.6m to $112.6m which relates predominantly to the increase in inventory.
- Both net debt levels ($95.1m) and debt to equity ratio (16.4%) remain similar to the prior year.
- Interest cover has increased to 25.5 times due to a lower interest expense.

consolidated statement of cash flows

for the year ended 30 june 2004

	2004 $'000	2003 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	658,957	569,066
Payments to suppliers and employees (inclusive of GST)	(543,246)	(523,406)
	115,711	45,660
Interest received	490	331
Other revenue	4,672	3,198
Borrowing costs	(5,587)	(7,543)
Income taxes paid	(48,671)	(34,720)
Net cash inflow from operating activities	66,615	6,926
Cash flows from investing activities		
Payments for property, plant and equipment	(13,786)	(12,122)
Payments for intangible assets	(10,712)	(156)
Proceeds from sales of plant & equipment	179	–
Net cash (outflow) from investing activities	(24,319)	(12,278)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	7,985	5,272
Proceeds from borrowings	102,416	41,017
Repayment of borrowings	(77,934)	(3,240)
Dividends paid	(50,630)	(42,131)
Net cash inflow (outflow) from financing activities	(18,163)	918
Net increase (decrease) in cash held	24,133	(4,434)
Cash at the beginning of the financial year	30,835	37,688
Effects of exchange rate changes on cash	1,118	(2,419)
Cash at the end of the financial year	56,086	30,835

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

consolidated statement of cash flows

for the year ended 30 june 2004

discussion and analysis

- Cashflow from operations of $66.6m represents a 33.5% increase after adjusting for factoring facility changes in the prior period.

	2004	2003	Change
	$m	$m	%
Reported Net Cash Inflow from Operating Activities	66.6	6.9	
Factoring Adjustment*	–	43.0	
	66.6	49.9	33.5%

* From 2003 onwards drawdowns for working capital were drawn from a (less expensive) bank finance facility (disclosed as "Cashflow from Finance"), whereas in prior years working capital was drawn from a factoring facility (disclosed as "Cashflow from Operations"). This change had a one-off effect on the Cashflow Statement disclosures which has been adjusted to enable a direct comparison.

- Payments for plant and equipment and intangible assets of $24.5m represents payments related to the Honolua Surf Company purchase of $11.5m and $13.0m in purchases for owned retail store fitouts, instore fittings for retail customers and warehousing upgrades.

This concise financial report relates to the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004. The accounting policies adopted are consistent with those of the previous year.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in the concise financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

	2004 $'000	2003 $'000
Note 1. Revenue		
Revenue from operating activities		
Sale of goods	674,729	622,853
Royalties	2,616	2,354
Other operating income	380	532
	677,725	625,739
Note 2. Dividends		
Ordinary shares		
2003 final dividend of 12.5 cents per fully paid share paid on 10th November 2003		
(2002 final dividend of 10.0 cents per fully paid share paid on 8th November 2002)		
Fully franked based on tax paid @ 30%	25,277	20,025
2004 interim dividend of 12.5 cents per fully paid share paid on 14th April 2004		
(2003 interim dividend of 11.0 cents per fully paid share paid on 14th April 2003)		
Fully franked based on tax paid @ 30%	25,353	22,106
Total dividends paid	50,630	42,131

Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have declared the payment of a final dividend of 14.0 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

Franked Dividends

The franked portions of the final dividends declared after 30 June 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2005.

	2004 $'000	2003 $'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2003 – 30%)	15,977	13,904

(a) The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the June 2004 quarter tax instalment.

(b) Franking credits of $4,476,000 were transferred from wholly owned entities to the parent entity at the time these entities entered the tax consolidated group on 1 July 2002.

Note 3. Earnings per share

	2004 cents	2003 cents
Basic earnings per share	43.0	38.1
Diluted earnings per share	42.7	37.6

	2004 Number	2003 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	202,289,312	200,392,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	203,987,660	202,717,302
Reconciliation of earnings used in calculating earnings per share		
Net Profit After Tax	87,035	76,246
Adjustment items	–	–
Earnings used in calculating Basic and Diluted Earnings Per Share	87,035	76,246

Information concerning the classification of securities - Options

Options granted to employees under the Billabong Executive Incentive Option Plan and issues under the Element acquisition are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The Options have not been included in the determination of basic earnings per share.

Note 4. Segment information

2004 Primary Reporting – Geographical segments	Australia/ NZ/Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to customers outside the consolidated entity	192,684	323,139	158,906	–	674,729
Other revenue	1,514	426	–	2,616	4,556
Total revenue	194,198	323,565	158,906	2,616	679,285
Segment result	95,821	30,035	15,660	2,616	144,132
Less: depreciation	(2,264)	(3,570)	(2,343)	–	(8,177)
Less: amortisation – goodwill	(2,560)	(308)	–	–	(2,868)
Less: interest paid (net)	(2,330)	(1,779)	(1,101)	–	(5,210)
Operating profit before tax	88,667	24,378	12,216	2,616	127,877
Consolidated operating profit before tax					127,877
Less: tax					(40,842)
Consolidated operating profit after tax					87,035
Segment assets	635,655	195,178	116,714	–	947,547
Elimination					(46,367)
Total assets					901,180
Segment liabilities	25,623	60,915	40,157	–	126,695
Elimination					(27,166)
Unallocated liabilities					223,109
Total liabilities					322,638
Acquisitions of property, plant & equipment, intangibles and other non–current segment assets	4,948	16,293	3,862	–	25,103
Depreciation & amortisation	4,823	3,878	2,344	–	11,045
Other non–cash expenses	–	–	–	–	–

Note 4. Segment information (continued)

2003 Primary Reporting – Geographical segments	Australia/ NZ/Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to customers outside the consolidated entity	169,089	302,756	151,008	–	622,853
Other revenue	2,800	–	–	2,354	5,154
Total revenue	171,889	302,756	151,008	2,354	628,007
Segment result	88,508	19,912	14,479	2,354	125,253
Less: depreciation	(1,701)	(3,506)	(1,516)	–	(6,723)
Less: amortisation – goodwill	(2,560)	–	–	–	(2,560)
Less: interest paid (net)	(3,383)	(3,038)	(637)	–	(7,058)
Operating profit before tax	80,864	13,368	12,326	2,354	108,912
Consolidated operating profit before tax					108,912
Less: tax					(32,666)
Consolidated operating profit after tax					76,246
Segment assets	614,799	129,093	96,739	–	840,631
Elimination					(36,745)
Total assets					803,886
Segment liabilities	15,606	35,968	40,757	–	92,331
Elimination					(9,916)
Unallocated liabilities					186,883
Total liabilities					269,298
Acquisitions of property, plant & equipment, intangibles and other non–current segment assets	2,783	6,175	7,962	–	16,920
Depreciation & amortisation	4,261	3,506	1,516	–	9,283
Other non–cash expenses	–	–	–	–	–

Secondary reporting – Business segments

The consolidated entity operates predominantly in one business segment being the surfwear and board sports apparel and accessories market.

Note 5. Full Financial Report

Further financial information can be obtained from the Full Financial Report which is available from the Company, free of charge, on request. Shareholders should contact the Share Registry on telephone number 1300 552 270, by fax on (+61 7) 3229 9860 or by email on brisbane.services@computershare.com.au to request a copy. Alternatively, both the Concise Annual Report and the Full Financial Report can be accessed on the internet at Billabong's corporate website, www.billabongcorporate.com.

directors' declaration

The Directors declare that in their opinion, the Concise Financial Report of the consolidated entity for the year ended 30 June 2004 as set on pages 42 to 51 complies with Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 30 June 2004.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report, which as indicated in note 5, is available on request.

This declaration is made in accordance with a resolution of the Directors.

Gary Pemberton
Chairman

Gold Coast, 23 August 2004.

independent audit report
to the members of Billabong International Limited

Audit Opinion

In our opinion, the Concise Financial Report of Billabong International Limited for the year ended 30 June 2004 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and Directors' responsibility

The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, discussion and analysis of and notes to the financial statements and the directors' declaration for Billabong International Limited (the company) for the year ended 30 June 2004.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

Audit approach

We conducted an independent audit of the Concise Financial Report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We have also performed an independent audit of the full financial report of the company for the financial year ended 30 June 2004. Our audit report on the full financial report was signed on 23 August 2004, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the Concise Financial Report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Gold Coast, 23 August 2004

shareholder information

The shareholder information set out below was applicable as at 20 August 2004.

Distribution of Equity Securities

Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted Options	
	Number of Shareholders	Number of Shares	Number of Option Holders	Number of Options
1 - 1,000	10,132	4,946,926	4	2,370
1,001 - 5,000	5,132	12,013,963	19	51,747
5,001 - 10,000	595	4,397,422	44	285,951
10,001 - 100,000	289	7,450,101	110	1,956,516
100,001 and over	82	174,668,149	17	1,975,821
	16,230	203,476,561	194	4,272,405

There were 199 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares	
Name	Number held	Percentage of issued shares
Gordon & Rena Merchant No2 Pty Ltd	42,413,003	20.85%
Westpac Custodian Nominees Limited	27,286,499	13.41%
National Nominees Limited	15,872,300	7.80%
J P Morgan Nominees Australia Limited	13,022,240	6.40%
Jontex Pty Ltd	12,575,966	6.18%
Cogent Nominees Pty Limited	5,231,505	2.57%
ANZ Nominees Limited	5,072,304	2.49%
AMP Life Limited	4,825,792	2.37%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	3,226,608	1.59%
Cogent Nominees Pty Limited <SMP Accounts>	3,061,046	1.50%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	2,969,163	1.46%
Citicorp Nominees Pty Limited	2,658,208	1.31%
IOOF Investment Management Limited	2,565,377	1.26%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	2,481,437	1.22%
GSM Pty Ltd	2,266,994	1.12%
Queensland Investment Corporation	2,163,717	1.06%
Mr Paul Naude	2,036,947	1.00%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	2,019,412	0.99%
Citicorp Nominees Pty Limited <CFS WSLE industrial share a/c>	1,921,350	0.94%
Billytoo Pty Ltd	1,357,651	0.67%
	155,029,519	76.19%

shareholder information

Unquoted Equity Securities



	Number of issued	Number of Holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares	3,770,007	162
Options issued pursuant to an agreement in connection with the acquisition of the American based Element skateboarding brand on 4 July 2001	502,398	32

The options listed above are the only unquoted equity securities on issue.
No person holds 20% or more of these securities.

Substantial Holders

As at 20 August 2004, the names of substantial holders in the Company who have notified the Company in accordance with section 671B of the Corporations Act 2001 are set out below :

Ordinary Shares	Number	Percentage
Gordon Stanley Merchant	46,473,265	22.84%
Gordon & Rena Merchant (No 2.) Pty Ltd & GSM Pty Ltd	51,431,926	25.28%
Gary Milton Pemberton & Jontex Pty Ltd	14,647,234	7.20%
Commonwealth Bank of Australia	19,007,004	9.34%
Concord Capital Limited	10,153,097	4.99%
AMP Limited	12,334,426	6.66%

Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
    On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options
    No voting rights.

Stock Exchange Listing

The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1300 552 270
Telephone International:	+61 7 3237 2100
Facsimile International:	+61 7 3229 9860
Email:	brisbane.services@computershare.com.au


NUMBER OF SHAREHOLDERS
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
JUN 01
JUN 02
JUN 03
JUN 04

shareholder information

Change of Address

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends

Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:
Hong Kong - $HK, Japan - Yen, France - Euro, United States - $US
If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report

All Shareholders will receive a copy of the Concise Annual Report. Shareholders who do not wish to receive the Concise Annual Report should contact the Share Registry. These shareholders will continue to receive all other shareholder information.

Tax File Numbers (TFN)

Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings

If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder

Billabong offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

Registration for this service provides shareholders with an e-mail advice containing a link to www.billabongcorporate.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongcorporate.com shareholders can view :

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

To register, shareholders should visit our share registry at www.computershare.com and follow these easy steps :

- Click on 'Investors'
- Click on 'Register Your Email Address'
- Next, select 'Billabong International' from the drop down list
- Then enter your personal security information: Holder Identification Number (HIN) or Security Reference Number (SRN); family or company name and postcode and click on 'submit' and follow the prompts

After the shareholder has entered their email address and selected which publications they wish to receive, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'reply' to confirm their details, then 'send'.

group operating centres

australia

GSM (OPERATIONS) PTY LTD
ACN 085 950 803

head & queensland office

1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
Telephone: (+617) 5589 9899
Facsimile: (+617) 5589 9800

new south wales office

Unit 8/200 Pittwater Road
MANLY NSW 2095
Telephone: (+612) 9977 4900
Facsimile: (+612) 9977 1543

victoria office

P.O. Box 434, Torquay, VIC 3228
17 Baines Crescent,
Torquay, VIC 3228
Telephone: (+613) 5261 6090
Facsimile: (+613) 5261 4719

western australia office

P.O. Box 1865, Subiaco, WA 6008
589 Hay Street, Jolimont, WA 6014
Telephone: (+619) 382 5800
Facsimile: (+619) 382 3788

united states of america

BURLEIGH POINT, LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
Telephone: (+1 949) 753 7222
Facsimile: (+1 949) 753 7223

france

GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
Telephone: (+33) 55843 4205
Facsimile: (+33) 55843 4089

japan

GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2, Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku,
OSAKA JAPAN 541-0059
Telephone: (+81) 64 963 6170
Facsimile: (+81) 64 963 6173

new zealand

GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
53-55 Paul Matthews Drive
PO Box 302-500
North Harbour
AUCKLAND 1331 NEW ZEALAND
Telephone: (+64) 9 479 7172
Facsimile: (+64) 9 479 7182

canada

BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hway,
Ville St Laurent,
QUEBEC H45 1S4 CANADA
Telephone: (+1 514) 336 6382
Facsimile: (+1 514) 336 1753

hong kong

GSM (CENTRAL SOURCING) PTY LTD
ACN 089 138 732
Unit 2318-2325
23rd Floor, Metroplaza Tower 1
223 Hing Fong Road
KWAI FONG NT
HONG KONG
Telephone: (+852) 2439 6676
Facsimile: (+852) 2439 6007

brazil

GSM BRASIL LTDA
Incorporated in Brazil
Rua Tenente Alberta Spicciati,
200 Barra Funda CEP 01 140 130,
Sao Paulo SP BRAZIL
Telephone: (+ 55 11) 3618 8600
Facsimile: (+ 55 11) 3618 8636



Billabong Executive Performance Share Plan

Plan Rules

Billabong International Limited
ACN 084 923 946
Company

Table of contents

1. Background

This document sets out the Rules for the establishment of the Billabong Executive Performance Share Plan pursuant to which the Board may, from time to time, award to Eligible Executives the right to receive Performance Shares in the Company.

2. Definitions and interpretation

2.1 Definitions

In these Rules, the following words and expressions have the meanings indicated unless the contrary intention appears:

ASX	Australian Stock Exchange Limited ACN 008 624 691.
Application for Release	a duly completed and signed application to the Company in the form approved by the Board from time to time for the release of Vested Performance Shares at the direction of the Eligible Executive
Associated Company	(a) a company which is a related body corporate (as defined in the Corporations Act) of the Company; (b) a company which has voting power (as defined in the Corporations Act) in the Company of not less than 20%; or (c) a company in which the Company has voting power (as defined in the Corporations Act) of not less than 20%.
Australian Executive	individuals who receive **salary or wages** within the meaning of section 136 of the Fringe Benefits Tax Assessment Act 1986
Board	all or some of the Directors of the Company acting as a board or a committee of the board appointed under Rule 11 for, or a committee the functions of which are determined to include, the purposes of this Plan or these Rules
Change of Control	in relation to the Company occurs when any person, either alone or together with any associate (as defined in the Corporations Act) acquires a relevant interest (as defined in the Corporations Act) in more than 50% of the issued Shares in the Company, or any similar event which the Board determines, in its absolute discretion, is a Change of Control
90% Change of Control	in relation to the Company occurs when any person, either alone or together with any associate (as defined in the Corporations Act) acquires a relevant interest (as defined in the Corporations Act) in more than 90% of the issued Shares in the Company, or any similar event which the Board determines, in its absolute discretion, is a 90% Change of Control
Commencement Date	in relation to an Eligible Executive, the date an award of the right to Performance Shares is made to the Eligible Executive by the Company

Company	Billabong International Limited ACN 084 923 946
Director	the Directors for the time being of the Company
Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are Australian Executives
Entitlements	any rights to dividends or rights to acquire shares, options or other securities granted or issued by the Company or by any other company to shareholders of the Company
Holding Period	the period of time during which the disposal restrictions referred to in Rule 8 apply to the Vested Performance Shares
Listing Rules	the Official Listing Rules of ASX
Non-resident Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are not Australian Executives
Performance Share	a fully paid ordinary share in the capital of the Company awarded to an Eligible Executive under the terms of the Plan
Plan	the Billabong Executive Performance Share Plan established in accordance with these Rules
Shares	fully paid ordinary shares in the capital of the Company
Trustee	the trustee for the time being under the Trust Deed
Trust Deed	the deed to be entered into between the Company and the Trustee for the purposes of this Plan as amended from time to time
Vested Performance Shares	an Eligible Executive's Performance Shares in respect of which the Company has given a Vesting Notice
Vesting Notice	a notice given by the Company to a Eligible Executive under Rule 8.1

2.2 Interpretation

In these Rules unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a gender includes all genders;

(c) a reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it;

(d) a reference to these Rules or any particular part of these Rules means these Rules or the relevant part as amended from time to time; and

(e) a reference to a person includes a reference to the person's executors, administrators and successors, a firm or a body corporate.

3. Establishment

The Billabong Executive Performance Share Plan is hereby established.

4. Commencement and administration of Plan

4.1 Commencement

The Plan will commence on the date determined by the Board.

4.2 Administration

For the purpose of the administration of the Plan, the Board will appoint the Trustee on the terms and conditions set out in the Trust Deed.

5. Performance Shares

5.1 Board May Award

The Board may from time to time in accordance with the Plan award Performance Shares to Eligible Executives.

5.2 Terms

(a) The Board will determine the procedure for awarding Performance Shares to Eligible Executives including the form and content of any invitation, offer or acceptance procedure, any applicable time periods and the terms and conditions that may apply to the award including the performance criteria that must be achieved before the Performance Shares may vest in the Eligible Executive under these Rules.

(b) An award of Performance Shares shall be in a form and subject to such terms and conditions as the Board determines in its absolute discretion.

(c) The Board may from time to time in its absolute discretion vary the terms and conditions attaching to the award of any Performance Shares to an Eligible Executive.

(d) An award of Performance Shares shall only confer on the Eligible Executive limited rights, in the Performance Shares as set out in these Rules, the Trust Deed and the terms and conditions that apply to the award of Performance Shares as set by the Board.

(e) No amount shall be payable by an Eligible Executive in relation to the award of any Performance Shares on any basis whatsoever.

5.3 Trustee to Acquire

(a) The Board shall from time to time by notice in writing instruct the Trustee to subscribe for, or purchase, Shares from monies provided (or procured) by the Company under Rule 5.3(b), such Shares to be held by the Trustee and dealt with in accordance with these Rules and the Trust Deed.

(b) The Company and any Associated Company may be required to provide money or other property to the Trustee for the purpose of enabling Eligible Executives to acquire Shares under the Plan. In addition, the Company may require as a precondition to the award of Performance Shares to any Eligible Executive

(**Participant**") that the Participant's employer enter into an agreement or arrangement as the Company considers necessary to oblige the Participant's employer to reimburse the Company (or Associated Company as the case may be) for any money or property provided by the Company (or Associated Company) in connection with the Plan, directly or indirectly, in relation to the Participant.

(c) The Trustee will purchase or subscribe for Shares in accordance with instructions received pursuant to Rule 5.3(a), and will hold those Shares upon the trusts and subject to the terms and conditions of the Trust Deed and these Rules.

5.4 Funds received by the Trustee

Subject to the Trust Deed, all funds received by the Trustee from the Company and any Associated Company shall constitute accretions to the corpus of the Trust and, other than as provided in the Trust Deed, shall not be repaid to the Company or any Associated Company or paid to any person.

5.5 Maximum number of Shares

An award of Performance Shares must not be made under this Plan to an Eligible Executive if, immediately following the satisfaction of the conditions to which all Performance Shares are subject, the total number of Vested Performance Shares awarded under the Plan in aggregate with the total of Shares issued under any other employee incentive plan of the Company would exceed 5% of the Shares of the Company in any five (5) year period.

6. Accounts

The Trustee will open and maintain a separate account in respect of each Eligible Executive containing details of:

(a) Performance Shares acquired and held for the benefit of the Eligible Executive;

(b) any proceeds resulting from a sale or disposal of Vested Performance Shares ; and

(c) any Entitlements received and held by the Trustee on behalf of an Eligible Executive in respect of Performance Shares.

7. Entitlements attaching to Performance Shares

7.1 Entitlements

(a) Eligible Executives will be entitled to Entitlements attaching to a Performance Share from the Commencement Date; and

(b) Eligible Executives may request that the Trustee hold these Entitlements referred to in Rule 7.1(a) on their behalf in accordance with Rule 6 .

7.2 Trustee may withhold

(a) Where the Company or an Associated Company or the Trustee must account for any tax or social security contributions or any other levy (in any jurisdiction) for which an Eligible Executive is liable in relation to an award of Performance Shares (whether in connection with the vesting or transfer of the Performance Shares) ("**Amount**"), either the Company or Associated Company or the Trustee may withhold the Amount in its discretion (including by the Trustee selling sufficient number of the Shares on the Eligible Executive's behalf), unless the Eligible Executive, prior to the Performance Shares being vested or transferred, either:

(i) pays the relevant Amount to the Company or Associated Company; or

(ii) makes other acceptable arrangements with the Company or Associated Company for the Amount to be made available to the Company or Associated Company.

8. Release of Performance Shares

8.1 Conditions satisfied or waived

The Board shall advise an Eligible Executive in writing upon satisfaction of the conditions to which a Performance Share is subject by way of a Vesting Notice.

8.2 Vested Performance Shares held by Trustee

The Vested Performance Shares will continue to be held by the Trustee on behalf of an Eligible Executive until the earlier of:

(a) the date the Eligible Executive ceases to be an employee of the Company;

(b) the date the Board, at its absolute discretion, approves an application by an Eligible Executive under Rule 8.3; and

(c) the tenth anniversary of the Commencement Date.

8.3 Application for Release of Vested Performance Shares

At any time after receiving a Vesting Notice under Rule 8.1, an Eligible Executive may give the Company an Application for Release requesting that the Vested Performance Shares be:

(a) transferred to the Eligible Executive or his/her nominee; or

(b) sold by the Trustee and the proceeds transferred to the Eligible Executive at his/her direction.

8.4 No sale pending transfer

An Eligible Executive may not sell, encumber or otherwise deal with a Vested Performance Share or any legal or beneficial interest in a Vested Performance Share unless and until the Vested Performance Share has been transferred to the Eligible Executive at the Board's absolute discretion or as otherwise permitted by this Rule 8.

8.5 Payment of sale proceeds

If the Board, in its absolute discretion, approves an application by the Eligible Executive for the Vested Performance Shares to be sold by the Trustee under this Rule 8, the Trustee must as soon as practicable pay the sale proceeds (after deducting costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)) to the Eligible Executive in accordance with the Application for Release.

8.6 Transfer of Vested Performance Share

If the Board, in its absolute discretion, approves an application by the Eligible Executive for the Vested Performance Shares to be transferred to the Eligible Executive or his/her nominee under this Rule 8, the Trustee must as soon as practicable arrange for the transfer of ownership of the Vested Performance Shares in accordance with the Application for Release (after

withholding any Shares for sale on the Eligible Executive's behalf on account of costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)).

8.7 Vested Performance Shares to be held by Trustee

(a) Prior to an event occurring under Rule 8.2, the Vested Performance Shares will be held by the Trustee on behalf of the Eligible Executive for the Holding Period in accordance with the terms and conditions of these Rules, the Plan and the Trust Deed.

(b) The Trustee will maintain a separate account in respect of that Eligible Executive in accordance with Rule 6.

(c) At any general meeting of the Company, each Eligible Executive shall be entitled to direct the Trustee how to vote the rights attaching to any Vested Performance Shares held by the Trustee for and on behalf of that Eligible Executive.

(d) In the event of a redemption or buyback of Shares by the Company, each Eligible Executive shall be entitled to direct the Trustee to accept or reject the offer of redemption or buyback in respect of any Vested Performance Shares held by the Trustee for and on behalf of that Eligible Executive.

8.8 Disposal Restrictions on Vested Performance Shares

(a) In the event the Trustee holds the Vested Performance Shares on behalf of an Eligible Executive in accordance with Rule 8.7, those Vested Performance Shares shall be subject to the provisions of this Rule 8.8 for a period of up to 10 years from the Commencement Date.

(b) The Board may determine at any time, in its absolute discretion, that Vested Performance Shares are no longer subject to the provisions of this Rule 8.8 and will notify the Eligible Executive and the Trustee of such determination in writing.

(c) An Eligible Executive may not sell, encumber or otherwise deal with a Vested Performance Share or any legal or beneficial interest in a Vested Performance Share unless and until the Vested Performance Share has been transferred by the Trustee to the Eligible Executive at the earlier of:

(i) the date the Eligible Executive ceases to be an employee of the Company;

(ii) the date the Board, in its absolute discretion, approves an Application for Release by an Eligible Executive under Rule 8.3; and

(iii) the tenth anniversary of the Commencement Date.

8.9 Discretion at Expiry of Holding Period

(a) In the event the Board has not approved an Application for Release by an Eligible Executive under Rule 8.3 at the expiry of the Holding Period, the Board may, in its absolute discretion, determine how the Vested Performance Shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto.

(b) The Eligible Executive will be entitled to the net proceeds from the sale of the Vested Performance Shares (less any costs, charges and taxes referred to in Rule 7.2).

8.10 Change of Control

(a) If a Change of Control has occurred in relation to the Company, the Board may in its absolute discretion resolve that the conditions applicable to the award of Performance Shares to an Eligible Executive, which have not been satisfied, are waived.

(b) If a 90% Change of Control has occurred in relation to the Company, all Performance Shares will immediately vest with the Eligible Executives.

8.11 No Liability

The Company and the Trustee shall have no liability to an Eligible Executive howsoever arising in respect of the price for which Vested Performance Shares are sold or otherwise disposed of pursuant to Rules 8.5 and 8.9 and the Eligible Executive shall indemnify and hold harmless the Company and the Trustee in respect of any such liability.

8.12 Funding of Trustee's expenses

(a) If the Trustee sells or otherwise transfers Vested Performance Shares pursuant to Rules 8.5, 8.6 or 8.9, the Trustee need not sell or transfer that number of Vested Performance Shares which the Trustee in its opinion considers necessary to fund any expenses incurred by the Trustee in respect of any costs or charges associated with the sale or transfer of the Vested Performance Shares.

(b) The Trustee may sell those Vested Performance Shares it retains and keep the proceeds to apply in respect of costs and charges associated with the sale or transfer of the Vested Performance Shares and must pay any balance to the Eligible Executive.

9. Forfeiture of Performance Shares

9.1 Forfeiture Prior to Vesting of Performance Shares

(a) Performance Shares shall be subject to the provisions of this Rule 9 for a period commencing on the Commencement Date up to and including the date the Performance Shares vest with the Eligible Executive in accordance with the terms and conditions of this Plan and the Rules.

(b) The Board may determine at any time, in its absolute discretion, that Performance Shares are no longer subject to the provisions of this Rule 9 and will notify the Eligible Executive and the Trustee of such a determination in writing.

9.2 Forfeiture events

While Performance Shares are subject to this Rule 9, if:

(a) the Board determines that the Eligible Executive has committed any act of fraud or defalcation or gross misconduct in relation to the affairs of the Company or an Associated Company; or

(b) the conditions to which an award of Performance Shares is subject have not been satisfied, in the relevant time period in respect of the Performance Shares; or

(c) the termination of employment of a Eligible Executive by the Company or an Associated Company occurs in the circumstances specified in the award in respect of the Performance Shares,

the Eligible Executive shall, subject to this Rule 9 and unless the Board in its absolute discretion determines otherwise, forfeit any right or interest in the Performance Shares or other entitlements of the Eligible Executive under the Plan and the Board shall notify the Trustee accordingly.

9.3 Dealing in forfeited Performance Shares

The Board in its absolute discretion may determine that forfeited Performance Shares are to be sold, transferred or otherwise disposed of or allocated to other Eligible Executives and may give the Trustee such directions as it determines to give effect thereto including how any proceeds from the sale of forfeited Performance Shares are to be applied.

9.4 Dealing in Entitlements of forfeited Performance Shares

Pending the dealing with forfeited Performance Shares under Rule 9.3, the Board shall have the absolute discretion as to how any Entitlements in respect of such Performance Shares are to be dealt with and may direct the Trustee accordingly.

9.5 Eligible Executive to have no rights to proceeds

An Eligible Executive shall have no rights to the proceeds from any sale or other disposal or dealing in forfeited Performance Shares under Rule 9 and releases and shall hold harmless the Company and each Director and the Trustee from and indemnify the Company and each Associated Company and each Director and the Trustee against any claim or liability in respect thereof.

10. Unclaimed moneys

If the Trustee cannot locate the Eligible Executive at the last residential address of the Eligible Executive known to it, for the purposes of paying any balance of proceeds of sale of Vested Performance Shares in accordance with Rule 8 and any other moneys credited to the account of a Eligible Executive maintained in accordance with Rule 6, then the Trustee shall apply the proceeds as directed by the Board.

11. Administration of the Plan

(a) The Plan will be administered by the Board in accordance with these Rules. The Board may make regulations for the operation of the Plan which are consistent with these Rules.

(b) Any power or direction which is conferred on the Board by these Rules may be exercised by the Board in the interests or for the benefit of the Company, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

(c) Any power or discretion which is conferred on the Board by these Rules may be delegated by the Board for such period and upon such conditions as the Board may determine to:

  (i) a committee consisting of such Directors as the Board determines; or

  (ii) any one or more persons selected by the Board.

(d) Every exercise of discretion by the Board (or its delegate) and every decision of the Board as to the interpretation, effect or application of these Rules is final, conclusive and binding.

12. Rights of Eligible Executives

Nothing in these Rules:

(a) confers on an Eligible Executive the right to receive an award of Performance Shares;

(b) confers on an Eligible Executive the right to continue as an employee of the Company or an Associated Company;

(c) affects any rights which the Company or an Associated Company may have to terminate the employment of any employee; or

(d) may be used to increase damages in any action brought against the Company or an Associated Company in respect of any such termination.

13. Amendment of these Rules

13.1 Amendments

Subject to the Listing Rules and Rule 13.2, the Board may amend all or any of the provisions of these Rules (including this Rule 13). The Trustee must be given notice of any such amendment.

13.2 No reduction of rights

No amendment of the provisions of these Rules is to reduce the rights of any Eligible Executive in respect of an award of a right to receive Performance Shares, or Performance Shares acquired under the Plan prior to the date of the amendment without the prior written consent of Eligible Executives, other than an amendment introduced primarily:

(a) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legislation governing or regulating the maintenance or operation of the Plan or like plans;

(b) to correct any manifest error or mistake; or

(c) to enable the Company or an Associated Company to comply with the Corporations Act, the Listing Rules, applicable foreign laws, or a requirement, policy or practice of the Australian Securities and Investments Commission or other foreign or Australian regulatory body.

13.3 Retrospectivity

Subject to Rules 13.1 and 13.2, any amendment made pursuant to Rule 13.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

14. Attorney

Each Eligible Executive, in consideration of an award of the right to receive Performance Shares, shall be deemed to irrevocably appoint the Company and Associated Company and the Trustee and any person nominated from time to time by the Company and/or the Trustee (each an "attorney"), severally, as the Eligible Executive's attorney to complete and execute any documents including applications for shares and share transfers and to do all acts or things on behalf of and in the name of the Eligible Executive which may be convenient or necessary for the purpose of giving effect to the provisions of these Rules and the Eligible Executive shall be

deemed to covenant that the Eligible Executive shall ratify and confirm any act or thing done pursuant to this power and shall release the Company, the Trustee, each Associated Company and the attorney from any liability whatsoever arising from the exercise of the powers conferred by this Rule and shall indemnify and hold harmless the Company, the Trustee, each Associated Company and the attorney in respect thereof.

15. Notices

Any notice to Eligible Executives may be given in such manner as the Board determines.

16. Termination and suspension of the Plan

16.1 Board determination

The Board may resolve at any time to terminate or suspend the operation of the Plan.

16.2 Dealing with Shares

If the Plan is terminated or suspended under Rule 16.1, the Board shall in respect of outstanding awards of Performance Shares, determine at its absolute discretion that either such awards shall lapse or conditions to which a Performance Share is subject are to be waived in part or in whole and proceed in accordance with Rule 8.1 in respect of those and any other Performance Shares.

17. Governing law

This Plan is governed by and shall be construed and take effect in accordance with the laws of Queensland.

18. Eligible Executives who are Non-resident citizens

In the event the executive is a Non-resident Eligible Executive for the purposes of this Plan, the terms and conditions of this Plan and the Trust Deed apply in respect of the Non-resident Eligible Executive subject to Schedule 1.

1. Schedule 1

This Plan will apply to Non-resident Eligible Executives subject to the following alterations:

1. wherever the term "Eligible Executive" appears in this Plan (except the definition of "Eligible Executive in clause 2.1) it is to be replaced by the term "Non-resident Eligible Executive";

2. the definition of "Holding Period" is deleted in Rule 2.1;

3. the following definitions are inserted in Rule 2.1:

   "Release Date" *the date specified in a Vesting Notice as the date by which a Non-resident Eligible Executive must give the Company an Application for Release*

   "Right" *a right to one Share subject to such terms and conditions, including disposal restrictions and vesting criteria, determined by the Board in its absolute discretion.*

4. Rule 8 is deleted in its entirety and replaced with the following Rule 8:

8. Release of Performance Shares

8.1 Conditions satisfied or waived

The Board shall advise a Non-resident Eligible Executive in writing upon satisfaction of the conditions to which a Performance Share is subject by way of a Vesting Notice.

8.2 Application for Release of Vested Performance Shares

After receiving notice under Rule 8.1, the Non-resident Eligible Executive must give the Company an Application for Release on or before the Release Date requesting the Vested Performance Shares be:

(a) *transferred to the Non-resident Eligible Executive or his/her nominee; or*

(b) *sold by the Trustee and the net proceeds transferred to the Non-resident Eligible Executive at his/her direction.*

8.3 No Sale Pending Transfer

The Non-resident Eligible Executive may not sell, encumber or otherwise deal with a Vested Performance Share or any legal or beneficial interest in a Vested Performance Share unless and until the Vested Performance Share has been transferred to the Non-resident Eligible Executive at the Board's absolute discretion or as otherwise permitted by this Rule 8.

8.4 Payment of sale proceeds

If the Board, at its absolute discretion, approves an Application for Release by the Non-resident Eligible Executive for the Vested Performance Shares to be sold by the Trustee under this Rule 8, the Trustee must as soon as practicable pay the sale proceeds (after deducting costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)) to the Non-resident Eligible Executive in accordance with the Application for Release.

8.5 Transfer of Vested Performance Share

If the Board, at its absolute discretion, approves an application by the Non-resident Eligible Executive for the Vested Performance Shares to be transferred to the Non-resident Eligible Executive or his/her nominee under this Rule 8, the Trustee must as soon as practicable arrange for the transfer of ownership of the Vested Performance Shares in accordance with the Application for Release (after withholding any Shares for sale on the Eligible Executive's behalf on account of costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)).

8.6 No Application for Release

(a) *In the event the Non-resident Eligible Executive fails to comply with Rule 8.2 and complete an Application for Release, the Board at its absolute discretion may determine how the Vested Performance Shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto.*

(b) *The Non-resident Eligible Executive will be entitled to the net proceeds from the sale of the Vested Performance Shares (less any costs, charges and taxes referred to in Rule 7.2(a)).*

8.7 Change of Control

If a Change of Control has occurred in relation to the Company, the Board may at its absolute discretion resolve that the conditions applicable to the award of Performance Shares to a Non-resident Eligible Executive, which have not been satisfied, are waived.

8.8 No Liability

The Company and the Trustee shall have no liability to a Non-resident Eligible Executive howsoever arising in respect of the price for which Vested Performance Shares are sold or otherwise disposed of pursuant to Rules 8.4, 8.5 and 8.6 and the Non-resident Eligible Executive shall indemnify and hold harmless the Company and the Trustee in respect of any such liability.

8.9 Funding of Trustee's expenses

(a) *If the Trustee sells or otherwise transfers Vested Performance Shares pursuant to Rules 8.4, 8.5 or 8.6, the Trustee need not sell or transfer that number of Vested Performance Shares which the Trustee in its opinion considers necessary to fund any expenses incurred by the Trustee in respect of any costs or charges associated with the sale or transfer of the Vested Performance Shares.*

(b) *The Trustee may sell those Vested Performance Shares it retains and keep the proceeds to apply in respect of costs and charges associated with the sale or transfer of the Vested Performance Shares and must pay any balance to the Non-resident Eligible Executive.*

5. Rule 8A is inserted immediately following Rule 8 as follows:

8A ***Jurisdictional Issues***

8A.1 ***Rights***

If, in the opinion of the Board, the award of Performance Shares to a Non-resident Eligible Executive has or may have adverse taxation consequences to the Non-resident Eligible Executive or the Company or both, then the Board may elect, in its absolute discretion, to award a Non-resident Eligible Executive Rights rather than Performance Shares.

8A.2 ***Allocation***

If Rights are awarded to a Non-resident Eligible Executive in accordance with Rule 8A.1, the corresponding number of Shares or lesser number determined by the Board in its absolute discretion, or their cash equivalent, will be allocated to that Non-resident Eligible Executive upon receipt of a Vesting Notice from the Company subsequent to the Non-resident Eligible Executive satisfying any and all conditions attaching to the Rights as determined by the Board in its absolute discretion. Rule 7.2(a) shall apply in relation to the allocation of Shares under this Rule 8A.2.

8A.3 ***Entitlements***

If Rights are awarded to a Non-resident Eligible Executive in accordance with Rule 8A.1, the Non-resident Eligible Executive will not have a vested or indefeasible right to any Entitlement until Shares or their cash equivalent are allocated to the Non-resident Eligible Executive in accordance with Rule 8A.2.

6. Rule 18 is deleted in its entirety.

Billabong Executive Performance Share Plan Trust Deed - Australia

Billabong International Limited
ACN 084 923 946

[insert trustee]
ACN [insert]

1475064.6

Table of Contents

The Billabong Executive Performance Share Plan Trust Deed made at on

Parties **Billabong International Limited ACN 084 923 946** of 1 Billabong Place, Burleigh Heads in the State of Queensland (**"Company"**)

[insert trustee name & ACN] of [**address**] (**"Trustee"**)

Recitals

A. The Board of Directors of the Company have resolved:

1. to benefit its employees including Directors who hold office in an executive capacity by giving them a direct financial interest in the future profits of the Company and for this purpose to adopt a scheme to be known as **"The Billabong Executive Performance Share Plan"**; and

2. to establish a Trust with the object, inter alia, of enabling the trustee of that Trust to purchase or subscribe for fully paid Shares in the capital of the Company to be held on behalf of employees, as provided by this Deed.

B. The Trustee has been nominated by the Company to act as Trustee of the Plan and of this Deed and it has agreed to act as such Trustee as testified by its execution of this Deed.

This deed provides

1. Definitions and interpretation

In this Deed, unless a contrary intention appears, the following words and phrases shall have the meanings assigned to them below:

ASX	Australian Stock Exchange Limited ACN 008 624 691.
ASIC	Australian Securities & Investment Commission
Associate	in relation to a person, any person: (a) that is associated with that first mentioned person within the meaning of Part 1.2 Division 2 of the *Corporations Act* 2001; or (b) whom the ASX considers should be regarded as an associate with the first-mentioned person.
Australian Executive	individuals who receive **salary or wages** within the meaning of section 136 of the Fringe Benefits Tax Assessment Act 1986
Board	all or some of the Directors of the Company acting as a board or a committee of the board appointed under Rule 11 of the Plan for, or a committee the functions of which are determined to include, the administration of the Plan
Company	Billabong International Limited ACN 084 923 946
Deed	this Trust Deed
Director	in relation to the Company, the Directors for the time being of the Company

Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are Australian Executives
Entitlements	any rights to acquire shares, options, dividends or other securities awarded or issued by the Company or by any other company to shareholders of the Company and include, in relation to the Performance Shares: 1. income derived from the Performance Shares including dividends; 2. the right to returns or distributions of capital to shareholders such as bonus shares, redemptions and share buy-backs; 3. the right to participate in any dividend reinvestment plan or bonus share plan operated by the Company in respect of all Performance Shares held on the Eligible Executive's behalf; 4. the right to receive notices of every general meeting of the Company and any document which accompany such notice; and 5. the right to direct the Trustee to vote on the Eligible Executive's behalf (to the extent permitted by law) in respect of the Performance Shares by way of written notice to the Trustee not less than 72 hours before any general meeting of the Company.
Fund	the property from time to time held by or on account of the Trustee or the trusts of these presents
Holding Period	the period of time the Trustee will hold the Vested Performance Shares on behalf of an Eligible Executive in accordance with the Plan, as set out in clause 4.3 of this Trust Deed.
Listing Rules	the Official Listing Rules of ASX
Performance Share	a fully paid ordinary share in the capital of the Company awarded to an Eligible Executive
Plan	the Billabong Executive Performance Share Plan
Shares	fully paid ordinary shares in the capital of the Company
Subsidiaries	any subsidiary of the Company to which this Deed and the Plan may be extended in accordance with clause 24 for so long as they remain Subsidiaries of the Company
Trustee	[insert the name of the Trustee]
Trust Period	the period commencing on the date of this Deed and ending at: (a) the expiration of 79 years 364 days from the date of this Deed; or (b) the date when the Company shall go into liquidation

otherwise than for the purposes of and followed by an amalgamation or reconstruction in such circumstances that the undertaking assets and liabilities of the Company pass to a successor of the Company,

whichever event first occurs

Vested Performance Shares	an Eligible Executive's Performance Shares that have vested in accordance with the terms and conditions of the Plan

2. Interpretation

In this Deed headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision; words denoting the singular shall include the plural and vice versa;

(b) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa; words denoting any gender shall include all genders;

(c) references to Parties, Parts, Clauses, Annexures and Schedules are references to Parties, Parts, Clauses, Annexures and Schedules to this Deed as modified or varied from time to time;

(d) references to any document, deed or agreement shall include references to such document or agreement as amended, novated, supplemented, varied or replaced from time to time; and

(e) references to any party to this Deed or any other document, deed or agreement shall include its successors or permitted assigns; all references to dates and times are to Brisbane time; all references to "$" and "dollars" are to the lawful currency of Australia.

3. The Fund

(a) The Fund shall commence in the first place with the sum of $10.00 now paid by the Company to the Trustee.

(b) The Company may make such further contributions to the Fund in such manner as it sees fit including by way of cash gifts or interest free loans or with such rate of interest as agreed in accordance with Clause 9 in respect of Eligible Executives employed by them respectively as the Directors of the Company shall from time to time determine in agreement with the Trustee.

(c) The Fund shall be vested in the Trustee who shall during the Trust Period apply, hold and deal with the Fund in the manner directed by the Plan and by this Deed.

(d) Each Share acquired by the Trustee shall be held in the name of the Trustee for and on behalf of the particular Eligible Executive on whose behalf the Trustee acquired that Share, but subject to the rights of indemnity of the Trustee and clause 3(e) below.

(e) In the event the Shares acquired and held in accordance with clause 3(d) are forfeited by an Eligible Executive under the Plan, the Eligible Executive's Shares will become part of the general trust assets and will be held by the Trustee unless and until the Trustee receives a direction from the Board in relation to a future award to an Eligible Executive under the Plan.

(f) The Trustee shall maintain a register of the Shares acquired which shall specify on which Eligible Executive's behalf each Share has been acquired.

4. Fund for Benefit of Eligible Executives

4.1 General

(a) The Fund is established for the benefit of Eligible Executives of the Company.

(b) The Board shall from time to time by notice in writing instruct the Trustee to subscribe for, or purchase Shares from monies provided by the Company, such shares to be held by the Trustee and dealt with in accordance with this Trust Deed.

(c) The Trustee shall not be entitled to purchase or subscribe for any Shares in excess of the number of Shares specified by the Board.

(d) In exercising its powers as Trustee the Trustee shall act upon information supplied to it by the Directors or under the hand of the Secretary of the Company. The Trustee shall be entitled to rely upon this information and shall incur no liability obligation or responsibility for acting upon the same.

4.2 Performance Shares

(a) An Eligible Executive will be entitled to Entitlements attaching to Performance Shares from the Commencement Date and may request the Trustee hold these Entitlements on their behalf in accordance with the Plan.

(b) Notwithstanding clause 4.2(a), unless and until the Board has approved an Application for Release of Shares by the Eligible Executive, the Eligible Executive cannot authorise the Trustee to sell, transfer or otherwise deal with Performance Shares.

(c) Prior to the vesting of the Performance Shares with the Eligible Executive, the Board may from time to time by notice in writing:

(i) advise the Trustee that an Eligible Executive's right to be awarded Performance Shares has been forfeited in accordance with the terms and conditions of the Plan; and

(ii) instruct the Trustee how any Entitlements in respect of Performance Shares are to be dealt with.

4.3 Vested Performance Shares

Unless otherwise advised by the Board, the Trustee shall continue to hold the Vested Performance Shares on behalf of an Eligible Executive until the earlier of:

(a) the date the Eligible Executive ceases to be an employee of the Company;

(b) the date the Board, in its absolute discretion, approves an application by an Eligible Executive for his/her Vested Performance Shares to be sold or otherwise transferred at their discretion in accordance with the Plan; and

(c) the tenth anniversary of the date the Performance Shares were awarded to the Eligible Executive.

5. Overriding restrictions on Award

No Share may be awarded under the Plan if to do so would contravene the *Corporations Act* 2001, the Listing Rules or instruments of relief issued by ASIC from time to time relating to employee share schemes or any relevant foreign laws or regulations.

6. Eligible Directors' participation in the Plan

In relation to Directors who are eligible to participate in the Plan:

(a) those Directors; or

(b) an Associate of those Directors; or

(c) a person or company whose association with those Directors or their Associates is, in the opinion of the ASX, such that the person or company should be regarded as an associate of those Directors or their Associates,

shall only participate, whether directly or indirectly, in the Plan where those Directors, their Associates or a person or company whom the ASX regards as an associate of those Directors, receive the prior approval of shareholders of the Company by special resolution at a General Meeting to participate in the Plan where the notice convening the Meeting has advised:

(d) the name of the Director or Directors and/or the Associates;

(e) the number of securities to be allotted and transferred to each Director, their Associates or to which they may otherwise become entitled;

(f) the precise terms and conditions of each Directors' participation in the Plan,

and of those Directors, his/her Associates and those regarded as Associates by the ASX shall abstain from exercising any voting rights on the resolution, other than in respect of proxies given by other members of the Company which contain clear instructions as to how such votes are to be exercised.

7. Investment of Capital Moneys

(a) The certificates or other instruments of title to the Performance Shares shall be held by the Trustee until such time as the Board has approved an Application for Release of the Shares by the Eligible Executive in accordance with the terms and conditions of the Plan and this Trust Deed.

(b) Subject to the provisions of this Deed and of the Plan, the Trustee:

(i) will not be entitled to any Entitlements that may accrue in relation to the Performance Shares unless the Performance Shares are forfeited by the Eligible Executive in accordance with the terms and conditions of the Plan; and

(ii) will have power at its discretion to sell or realise any investments of the Fund whether for the purpose of providing benefits under this Deed or for repaying loans from the Company or any of the Subsidiaries or for reinvestment or otherwise for any purpose whatsoever.

8. Price to be paid by Trustee on acquisition

(a) In the event of the Trustee subscribing for Shares pursuant to an offer by the Company to existing shareholders of rights to subscribe for share capital of the Company, the subscription price shall be the price at which the offer is made.

(b) In the event of the Trustee subscribing for Shares pursuant to a prospectus issued by the Company, the subscription price shall be such price as determined by the Board from time to time.

9. Maximum number of Shares

(a) Subject to clauses 9(b) and 9(c), the number of Performance Shares (if any) to be awarded to an Eligible Executive from time to time will be determined by the Directors in their absolute discretion and in accordance with the Plan any applicable laws.

(b) The Company will not make an award of Performance Shares if, at the time of making that award, the total number of Performance Shares the subject of that award when aggregated with:

(i) the number of Shares which would be issued were each outstanding offer with respect to Shares, units of Shares and options to acquire unissued Shares, under the Plan or any other employee share scheme to be accepted or exercised; and

(ii) the number of Shares in the same class issued, during the previous 5 years pursuant to the Plan or any other employee share scheme extended only to eligible employee of the Company ,

but disregarding any offer made, or Share issued by way of or as a result of:

(iii) an offer to a person situated at the time of receipt of the offer outside Australia; or

(iv) an offer that was an excluded offer or invitation within the meaning of the *Corporations Law* as it stood prior to the commencement of Schedule 1 to the *Corporate Law Economic Law Reform Program Act* 1999; or

(v) an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(vi) an offer that did not require the giving of a Product Disclosure Statement because of section 1012D of the *Corporations Act*; or

(vii) an offer made under a disclosure document (as defined in section 9 of the *Corporations Act*) or a Product Disclosure Document.

would exceed 5% of the total number of issued shares in that class of the Company at the time of the offer .

(c) The Company will not make an award, issue or allotment of any Shares to the Trustee to hold for and on behalf of an Eligible Executive:

(i) if immediately after the Share vests with the Eligible Executive, that Eligible Executive shall:

A. hold a legal or beneficial interest in more than 5% of the issued share capital of the Company; or

B. be in a position to cast, or control the casting of, more than 5% of the maximum number of votes that might be cast at a general meeting of the Company; and

(ii) unless at least 75% of Eligible Executives of the Group are entitled, or have previously been entitled to acquire:

A. Shares or rights under the Plan; or

B. Share or rights in the employer, or a holding company of the employer under another employee share scheme.

10. Rights of Eligible Executives to be personal

The rights and interest of an Eligible Executive under this Deed and the Plan are strictly personal and cannot be assigned charged or alienated in any way.

11. Meetings of Trustee

(a) The Trustee must hold a meeting not less than once in every year for the dispatch of business and must adjourn and otherwise regulate its meetings as it shall think fit.

(b) Where 2 or more Trustees have been appointed, a meeting of the Trustee may be held at any time if all the Trustees unanimously agree upon that time. The Chairman at any meeting of the Trustee shall have a second or casting vote. Where there are only 2 Trustees present at any meeting of the Trustee all questions arising at such meeting shall be decided by a unanimous vote of both Trustees. Where there are three or more Trustees present at any meeting of the Trustee all questions arising at the meeting shall be decided by a majority of the votes cast.

(c) Unless a corporation is for the time being is a Trustee in which case the quorum shall be one, 2 Trustees shall form a quorum.

(d) A resolution in writing signed by a sole Trustee, if there is only one Trustee, or all the Trustees for the time being if there be more than one Trustee shall be as valid and effectual as a resolution passed at a meeting of the Trustee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Trustees for the time being.

12. Exercise of powers by Trustee

(a) A meeting of the Trustee for the time being at which a quorum is present shall be competent to exercise all or any of the authorities powers and discretions vested in the Trustee generally by this Agreement or otherwise howsoever.

(b) No decision of or exercise of a power by the Trustee shall be invalidated or questioned on the ground that the Trustee has or has had a direct or indirect interest in such decision or in the exercise of such power.

13. Minutes of Trustee's Meeting

(a) The Trustee must cause proper minutes to be kept and entered in a book provided for the purpose of all its resolutions and proceedings and any those minutes if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting is admissible as prima facie evidence of the matters stated in such minutes.

(b) The Trustee shall keep adequate and proper accounts of all moneys and other property comprised in and all transactions affecting the Fund and shall once at least in every year cause such accounts to be made up and audited by a chartered accountant approved by the Company and shall submit such accounts to the Company.

14. Further powers of Trustee

(a) The Trustee may place any documents of title for the time being in its possession in connection with the trusts under this Deed in any bank or safe deposit and shall not be responsible for any loss incurred by its so doing.

(b) The Trustee may in any particular case or cases decide not to commence proceedings or take any other action for the recovery of any moneys due to it from any Eligible Executive or his legal personal representatives and shall not be responsible for any loss incurred by its so deciding.

15. Appointment of new Trustees

(a) the Company may at any time by a resolution of its Board of Directors remove any person or company from the office of Trustee; accept the resignation of any person or company as Trustee; appoint a new or additional Trustee.

(b) A Trustee or Trustees appointed for a period shall automatically vacate office at the end of the period.

(c) If any Trustee for the time being is a Director or Eligible Executive of the Company and ceases to be a Director or Eligible Executives of the Company he shall automatically cease to be a Trustee.

(d) The minimum number of Trustees shall be two unless a corporation is a Trustee in which case the minimum number shall be one.

16. Trustee's discretion

Subject to the terms of the Plan, the Trustee in the exercise of the authorities and discretion vested in it by this Deed has absolute and uncontrolled discretion and may exercise that discretion from time to time and at any time.

17. Remuneration of corporate Trustees

Any corporation acting as a Trustee other than the Company shall be entitled to remuneration upon such reasonable terms as the Directors of the Company shall agree.

18. Liability of Trustees

(a) In the professed execution of the trusts declared under this Deed the Trustee shall not be liable for any loss arising by reason of the negligence or fraud of any agent employed by him or by any of the other Trustees although the employment of such agent was not necessary or expedient or by reason of any mistake or omission made in good faith by the Trustee or by reason of any other matter or thing except wilful individual fraud or wrong doing on the part of the Trustee who is sought to be made liable.

(b) On any Trustee retiring as a Trustee he shall not be under any obligation in relation to the trusts of this Deed or the Plan or any moneys or other property the subject of the Plan or any matter arising under or in relation to this Deed except in the case of wilful individual fraud or wrong doing on the part of the retiring Trustee **PROVIDED THAT** at the date of such retirement the number of Trustees shall be not less than 2 in number unless a corporation is a Trustee.

19. Trustee's Indemnity

(a) the Company indemnifies the Trustee against all liabilities claims losses expenses and demands whatsoever incurred by it on or as a result of the execution of the trusts under this Deed.

(b) The Trustee shall have a lien on the Fund for the indemnity referred to in Clause 21(a).

20. Dissolution of Plan

At the expiration of the Trust Period the Fund, or any part of it which has not been applied for the benefit of Eligible Executives pursuant to the trusts and powers contained in this Deed, shall be realised and shall be paid or applied in the following manner:

(a) so much of the Fund as shall be required for this purpose shall be applied by the Trustee in repayment of such of the loans from the Company as may then be outstanding and in payment of all other debts and expenses which may then be owing;

(b) the balance, if any, of the Fund shall be divided between the Eligible Executives then in the actual employment of the Company in such proportions as the Trustee in its absolute discretion thinks fit; and

(c) in the event that there are no Eligible Executives then in the actual employment of the Company then upon trust that the balance of the Fund must be paid to any pension or superannuation Fund held for the benefit of Eligible Executives or the wives widows or infant children or Eligible Executives of the Company and if there is more than 1 such Fund then to any of those Funds in such proportions as the Trustee thinks fit having due regard to any rules against remoteness of vesting.

21. Modification of Trust Deed

(a) In addition to the power of alteration contained in the Plan the Trustee may at any time at the request in writing of the Company by Deed alter modify amend or revoke any of the provisions contained in this Deed as it thinks fit and may at such request in writing substitute new provisions to the exclusion or addition of all or any of such provisions and the Company may with the written consent of the

Trustee from time to time constitute regulations for the administration of the Fund and the Plan and may from time to time with such written consent alter modify amend or revoke all or any of such regulations **PROVIDED THAT**:

(i) the object of the Plan as declared in Clause 3 of the Plan must not be altered;

(ii) the trusts set out in Clause 22 must not be altered;

(iii) except with the consent of the Trustee no alteration shall impose onerous obligations on the Trustee or alter to the disadvantage of the Trustee the provisions for its protection and indemnity contained in this Deed;

(iv) no such alternation shall confer on the Company or any of the Subsidiaries any right additional to any right then subsisting to any money Shares or other property already in the hands of the Trustee at the time the alteration is made;

(v) no variation shall be valid to create trust or discretionary powers which would or might operate after the expiration of the Trust Period;

(vi) no alteration or variation shall increase the liability of any Eligible Executive; and

(vii) no such alteration or variation shall without the prior sanction of a Resolution of the Directors of the Company passed at a duly constituted Meeting of Directors of the Company vary the limitation on the amount which may be held by the Trustee for the benefit of any one Eligible Executive contained in Clause 5.

22. Extension of Plan to subsidiary

This Deed and the Plan may at any time be extended to any subsidiary of the Company **PROVIDED THAT** such subsidiary must first execute a Deed expressed to be supplemental to this Deed agreeing to comply with the terms of this Deed.

23. Notices

(a) All notices and other communications provided for or permitted under this Deed or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:

(i) If to the Company, to it at:

Name: Billabong International Limited
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654

(ii) If to the Trustee, to it at:

Name: [insert]
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654 [to be confirmed]

or to such other address or person as either party may specify by notice in writing to the other.

(b) All such notices or communications shall be deemed to have been duly given or made:-

(i) on the date upon which the envelope or wrapper containing any such notice or communication would, in the ordinary course of the post, have been delivered to the address to which it was posted;

(ii) when delivered by hand; or

(iii) if sent by facsimile transmission, when receipt acknowledged.

24. Expenses to be paid by the Company

Except as provided in this Deed or in the Plan all taxes costs charges and expenses of and incidental to the realisation and distribution of the Fund and all taxes costs charges and expenses of and incidental to the administration of the trusts under this Deed including any taxation and stamp duty for which the Trustee may be liable, shall be payable and paid by the Company.

25. Governing Law

This Deed shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

26. Plan forms part of Deed

For the avoidance of doubt, it is expressly provided that the terms and conditions of the Plan form part of this Deed.

Executed as a deed.

Executed by **Billabong International Limited ACN 084 923 946** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Executed by **[insert company] [insert ACN]** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Schedule 1

Billabong Executive Performance Share Plan

Billabong Executive Performance Share Plan Trust Deed - International

Billabong International Limited
ACN 084 923 946

[insert trustee]
ACN [insert]

1475021.5

Table of Contents

The Billabong Executive Performance Share Plan Trust Deed made at on

Parties **Billabong International Limited ACN 084 923 946** of 1 Billabong Place, Burleigh Heads in the State of Queensland ("**Company**")

[insert trustee name & ACN] of [address] ("**Trustee**")

Recitals

A. The Board of Directors of the Company have resolved:

1. to benefit its employees including Directors who hold office in an executive capacity by giving them a direct financial interest in the future profits of the Company and for this purpose to adopt a scheme to be known as "**The Billabong Executive Performance Share Plan**"; and

2. to establish a Trust with the object, inter alia, of enabling the trustee of that Trust to purchase or subscribe for fully paid Shares in the capital of the Company to be held on behalf of employees, as provided by this Deed.

B. The Trustee has been nominated by the Company to act as Trustee of the Plan and of this Deed and it has agreed to act as such Trustee as testified by its execution of this Deed.

This deed provides

1. Definitions and interpretation

In this Deed, unless a contrary intention appears, the following words and phrases shall have the meanings assigned to them below:

ASX — Australian Stock Exchange Limited ACN 008 624 691.

ASIC — Australian Securities & Investment Commission

Application for Release — a duly completed and signed application to the Company in the form approved by the Board from time to time for the release of Performance Shares at the direction of the Eligible Executive

Associate — in relation to a person, any person:

(a) that is associated with that first mentioned person within the meaning of Part 1.2 Division 2 of the *Corporations Act* 2001; or

(b) whom the ASX considers should be regarded as an associate with the first-mentioned person.

Australian Executive — individuals who receive **salary or wages** within the meaning of section 136 of the Fringe Benefits Tax Assessment Act 1986

Board — all or some of the Directors of the Company acting as a board or a committee of the board appointed under Rule 11 of the Plan for, or a committee the functions of which are determined to include, the administration of the Plan

Company — Billabong International Limited ACN 084 923 946

Deed	this Trust Deed
Director	in relation to the Company, the Directors for the time being of the Company
Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are not Australian Executives
Entitlements	any rights to acquire shares, options, dividends or other securities awarded or issued by the Company or by any other company to shareholders of the Company and include, in relation to the Performance Shares: 1. income derived from the Performance Shares including dividends; 2. the right to returns or distributions of capital to shareholders such as bonus shares, redemptions and share buy-backs; 3. the right to participate in any dividend reinvestment plan or bonus share plan operated by the Company in respect of all Performance Shares held on the Eligible Executive's behalf; 4. the right to receive notices of every general meeting of the Company and any document which accompany such notice; and 5. the right to direct the Trustee to vote on the Eligible Executive's behalf (to the extent permitted by law) in respect of the Performance Shares by way of written notice to the Trustee not less than 72 hours before any general meeting of the Company.
Fund	the property from time to time held by or on account of the Trustee or the trusts of these presents
Listing Rules	the Official Listing Rules of ASX
Performance Share	a fully paid ordinary share in the capital of the Company awarded to an Eligible Executive
Plan	the Billabong Executive Performance Share Plan
Shares	fully paid ordinary shares in the capital of the Company
Subsidiaries	any subsidiary of the Company to which this Deed and the Plan may be extended in accordance with clause 24 for so long as they remain Subsidiaries of the Company
Trustee	[insert the name of the Trustee]
Trust Period	the period commencing on the date of this Deed and ending at: (a) the expiration of 79 years 364 days from the date of this

Deed; or

(b) the date when the Company shall go into liquidation otherwise than for the purposes of and followed by an amalgamation or reconstruction in such circumstances that the undertaking assets and liabilities of the Company pass to a successor of the Company,

whichever event first occurs

Vested Performance Shares	an Eligible Executive's Performance Shares that have vested in accordance with the terms and conditions of the Plan

2. Interpretation

In this Deed headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision; words denoting the singular shall include the plural and vice versa;

(b) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa; words denoting any gender shall include all genders;

(c) references to Parties, Parts, Clauses, Annexures and Schedules are references to Parties, Parts, Clauses, Annexures and Schedules to this Deed as modified or varied from time to time;

(d) references to any document, deed or agreement shall include references to such document or agreement as amended, novated, supplemented, varied or replaced from time to time; and

(e) references to any party to this Deed or any other document, deed or agreement shall include its successors or permitted assigns; all references to dates and times are to Brisbane time; all references to "$" and "dollars" are to the lawful currency of Australia.

3. The Fund

(a) The Fund shall commence in the first place with the sum of $10.00 now paid by the Company to the Trustee.

(b) The Company may make such further contributions to the Fund in such manner as it sees fit including by way of cash gifts or interest free loans or with such rate of interest as agreed in accordance with Clause 9 in respect of Eligible Executives employed by them respectively as the Directors of the Company shall from time to time determine in agreement with the Trustee.

(c) The Fund shall be vested in the Trustee who shall during the Trust Period apply, hold and deal with the Fund in the manner directed by the Plan and by this Deed.

(d) Each Share acquired by the Trustee shall be held in the name of the Trustee for and on behalf of the particular Eligible Executive on whose behalf the Trustee

acquired that Share, but subject to the rights of indemnity of the Trustee and clause 3(e) below.

(e) In the event the Shares acquired and held in accordance with clause 3(d) are forfeited by an Eligible Executive under the Plan, the Eligible Executive's Shares will become part of the general trust assets and will be held by the Trustee unless and until the Trustee receives a direction from the Board in relation to a future award to an Eligible Executive under the Plan.

(f) The Trustee shall maintain a register of the Shares acquired which shall specify on which Eligible Executive's behalf each Share has been acquired.

4. Fund for Benefit of Eligible Executives

4.1 General

(a) The Fund is established for the benefit of Eligible Executives of the Company.

(b) The Board shall from time to time by notice in writing instruct the Trustee to subscribe for, or purchase Shares from monies provided by the Company, such shares to be held by the Trustee and dealt with in accordance with this Trust Deed.

(c) The Trustee shall not be entitled to purchase or subscribe for any Shares in excess of the number of Shares specified by the Board.

(d) In exercising its powers as Trustee the Trustee shall act upon information supplied to it by the Directors or under the hand of the Secretary of the Company. The Trustee shall be entitled to rely upon this information and shall incur no liability obligation or responsibility for acting upon the same.

4.2 Performance Shares

(a) An Eligible Executive will be entitled to Entitlements attaching to a Performance Shares from the Commencement Date and may request the Trustee hold these Entitlements on their behalf in accordance with the Plan.

(b) Notwithstanding clause 4.2(a), unless and until the Board has approved an Application for Release of Shares by the Eligible Executive, the Eligible Executive cannot authorise the Trustee to sell, transfer or otherwise deal with Performance Shares.

(c) Prior to the vesting of the Performance Shares with the Eligible Executive, the Board may from time to time by notice in writing:

(i) advise the Trustee that an Eligible Executive's right to be awarded Performance Shares has been forfeited in accordance with the terms and conditions of the Plan; and

(ii) instruct the Trustee how any Entitlements in respect of Performance Shares are to be dealt with.

4.3 Vested Performance Shares

(a) After receiving notice by the Board, the Eligible Executive must give the Company an Application for Release requesting the Vested Performance Shares be:

(i) transferred to the Eligible Executive or his/her nominee; or

(ii) sold by the Trustee and the net proceeds transferred to the Eligible Executive at his/her direction.

(b) In the event the Eligible Executive fails to comply with the Plan and complete an Application for Release, the Board at its absolute discretion may determine how the Vested Performance Shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto.

(c) The Eligible Executive will be entitled to the net proceeds from the sale of the Vested Performance Shares (less any costs, charges and taxes the Trustee is entitled to withhold in accordance with the Plan).

5. Overriding restrictions on Award

No Share may be awarded under the Plan if to do so would contravene the *Corporations Act* 2001, the Listing Rules or instruments of relief issued by ASIC from time to time relating to employee share schemes or any relevant foreign laws or regulations.

6. Eligible Directors' participation in the Plan

In relation to Directors who are eligible to participate in the Plan:

(a) those Directors; or

(b) an Associate of those Directors; or

(c) a person or company whose association with those Directors or their Associates is, in the opinion of the ASX, such that the person or company should be regarded as an associate of those Directors or their Associates,

shall only participate, whether directly or indirectly, in the Plan where those Directors, their Associates or a person or company whom the ASX regards as an associate of those Directors, receive the prior approval of shareholders of the Company by special resolution at a General Meeting to participate in the Plan where the notice convening the Meeting has advised:

(d) the name of the Director or Directors and/or the Associates;

(e) the number of securities to be allotted and transferred to each Director, their Associates or to which they may otherwise become entitled;

(f) the precise terms and conditions of each Directors' participation in the Plan,

and of those Directors, his/her Associates and those regarded as Associates by the ASX shall abstain from exercising any voting rights on the resolution, other than in respect of proxies given by other members of the Company which contain clear instructions as to how such votes are to be exercised.

7. Investment of Capital Moneys

(a) The certificates or other instruments of title to the Performance Shares shall be held by the Trustee until such time as the Board has approved an Application for Release of the Shares by the Eligible Executive in accordance with the terms and conditions of the Plan and this Trust Deed.

(b) Subject to the provisions of this Deed and of the Plan, the Trustee:

(i) will not be entitled to any Entitlements that may accrue in relation to the Performance Shares unless the Performance Shares are forfeited by the

Eligible Executive in accordance with the terms and conditions of the Plan; and

(ii) will have power at its discretion to sell or realise any investments of the Fund whether for the purpose of providing benefits under this Deed or for repaying loans from the Company or any of the Subsidiaries or for reinvestment or otherwise for any purpose whatsoever.

8. Price to be paid by Trustee on acquisition

(a) In the event of the Trustee subscribing for Shares pursuant to an offer by the Company to existing shareholders of rights to subscribe for share capital of the Company, the subscription price shall be the price at which the offer is made.

(b) In the event of the Trustee subscribing for Shares pursuant to a prospectus issued by the Company, the subscription price shall be such price as determined by the Board from time to time.

9. Maximum number of Shares

(a) Subject to clauses 9(b) and 9(c), the number of Performance Shares (if any) to be awarded to an Eligible Executive from time to time will be determined by the Directors in their absolute discretion and in accordance with the Plan any applicable laws.

(b) The Company will not make an award of Performance Shares if, at the time of making that award, the total number of Performance Shares the subject of that award when aggregated with:

(i) the number of Shares which would be issued were each outstanding offer with respect to Shares, units of Shares and options to acquire unissued Shares, under the Plan or any other employee share scheme to be accepted or exercised; and

(ii) the number of Shares in the same class issued, during the previous 5 years pursuant to the Plan or any other employee share scheme extended only to eligible employee of the Company ,

but disregarding any offer made, or Share issued by way of or as a result of:

(iii) an offer to a person situated at the time of receipt of the offer outside Australia; or

(iv) an offer that was an excluded offer or invitation within the meaning of the *Corporations Law* as it stood prior to the commencement of Schedule 1 to the *Corporate Law Economic Law Reform Program Act* 1999; or

(v) an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(vi) an offer that did not require the giving of a Product Disclosure Statement because of section 1012D of the *Corporations Act*; or

(vii) an offer made under a disclosure document (as defined in section 9 of the *Corporations Act*) or a Product Disclosure Document.

would exceed 5% of the total number of issued shares in that class of the Company at the time of the offer .

(c) The Company will not make an award, issue or allotment of any Shares to the Trustee to hold for and on behalf of an Eligible Executive:

(i) if immediately after the Share vests with the Eligible Executive, that Eligible Executive shall:

A. hold a legal or beneficial interest in more than 5% of the issued share capital of the Company; or

B. be in a position to cast, or control the casting of, more than 5% of the maximum number of votes that might be cast at a general meeting of the Company; and

(ii) unless at least 75% of Eligible Executives of the Group are entitled, or have previously been entitled to acquire:

A. Shares or rights under the Plan; or

B. Share or rights in the employer, or a holding company of the employer under another employee share scheme.

10. Rights of Eligible Executives to be personal

The rights and interest of an Eligible Executive under this Deed and the Plan are strictly personal and cannot be assigned charged or alienated in any way.

11. Meetings of Trustee

(a) The Trustee must hold a meeting not less than once in every year for the dispatch of business and must adjourn and otherwise regulate its meetings as it shall think fit.

(b) Where 2 or more Trustees have been appointed, a meeting of the Trustee may be held at any time if all the Trustees unanimously agree upon that time. The Chairman at any meeting of the Trustee shall have a second or casting vote. Where there are only 2 Trustees present at any meeting of the Trustee all questions arising at such meeting shall be decided by a unanimous vote of both Trustees. Where there are three or more Trustees present at any meeting of the Trustee all questions arising at the meeting shall be decided by a majority of the votes cast.

(c) Unless a corporation is for the time being is a Trustee in which case the quorum shall be one, 2 Trustees shall form a quorum.

(d) A resolution in writing signed by a sole Trustee, if there is only one Trustee, or all the Trustees for the time being if there be more than one Trustee shall be as valid and effectual as a resolution passed at a meeting of the Trustee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Trustees for the time being.

12. Exercise of powers by Trustee

(a) A meeting of the Trustee for the time being at which a quorum is present shall be competent to exercise all or any of the authorities powers and discretions vested in the Trustee generally by this Agreement or otherwise howsoever.

(b) No decision of or exercise of a power by the Trustee shall be invalidated or questioned on the ground that the Trustee has or has had a direct or indirect interest in such decision or in the exercise of such power.

13. Minutes of Trustee's Meeting

(a) The Trustee must cause proper minutes to be kept and entered in a book provided for the purpose of all its resolutions and proceedings and any those minutes if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting is admissible as prima facie evidence of the matters stated in such minutes.

(b) The Trustee shall keep adequate and proper accounts of all moneys and other property comprised in and all transactions affecting the Fund and shall once at least in every year cause such accounts to be made up and audited by a chartered accountant approved by the Company and shall submit such accounts to the Company.

14. Further powers of Trustee

(a) The Trustee may place any documents of title for the time being in its possession in connection with the trusts under this Deed in any bank or safe deposit and shall not be responsible for any loss incurred by its so doing.

(b) The Trustee may in any particular case or cases decide not to commence proceedings or take any other action for the recovery of any moneys due to it from any Eligible Executive or his legal personal representatives and shall not be responsible for any loss incurred by its so deciding.

15. Appointment of new Trustees

(a) the Company may at any time by a resolution of its Board of Directors remove any person or company from the office of Trustee; accept the resignation of any person or company as Trustee; appoint a new or additional Trustee.

(b) A Trustee or Trustees appointed for a period shall automatically vacate office at the end of the period.

(c) If any Trustee for the time being is a Director or Eligible Executive of the Company and ceases to be a Director or Eligible Executives of the Company he shall automatically cease to be a Trustee.

(d) The minimum number of Trustees shall be two unless a corporation is a Trustee in which case the minimum number shall be one.

16. Trustee's discretion

Subject to the terms of the Plan, the Trustee in the exercise of the authorities and discretion vested in it by this Deed has absolute and uncontrolled discretion and may exercise that discretion from time to time and at any time.

17. Remuneration of corporate Trustees

Any corporation acting as a Trustee other than the Company shall be entitled to remuneration upon such reasonable terms as the Directors of the Company shall agree.

18. Liability of Trustees

(a) In the professed execution of the trusts declared under this Deed the Trustee shall not be liable for any loss arising by reason of the negligence or fraud of any agent employed by him or by any of the other Trustees although the employment of such agent was not necessary or expedient or by reason of any mistake or omission made in good faith by the Trustee or by reason of any other matter or thing except wilful individual fraud or wrong doing on the part of the Trustee who is sought to be made liable.

(b) On any Trustee retiring as a Trustee he shall not be under any obligation in relation to the trusts of this Deed or the Plan or any moneys or other property the subject of the Plan or any matter arising under or in relation to this Deed except in the case of wilful individual fraud or wrong doing on the part of the retiring Trustee **PROVIDED THAT** at the date of such retirement the number of Trustees shall be not less than 2 in number unless a corporation is a Trustee.

19. Trustee's Indemnity

(a) the Company indemnifies the Trustee against all liabilities claims losses expenses and demands whatsoever incurred by it on or as a result of the execution of the trusts under this Deed.

(b) The Trustee shall have a lien on the Fund for the indemnity referred to in Clause 21(a).

20. Dissolution of Plan

At the expiration of the Trust Period the Fund, or any part of it which has not been applied for the benefit of Eligible Executives pursuant to the trusts and powers contained in this Deed, shall be realised and shall be paid or applied in the following manner:

(a) so much of the Fund as shall be required for this purpose shall be applied by the Trustee in repayment of such of the loans from the Company as may then be outstanding and in payment of all other debts and expenses which may then be owing;

(b) the balance, if any, of the Fund shall be divided between the Eligible Executives then in the actual employment of the Company in such proportions as the Trustee in its absolute discretion thinks fit; and

(c) in the event that there are no Eligible Executives then in the actual employment of the Company then upon trust that the balance of the Fund must be paid to any pension or superannuation Fund held for the benefit of Eligible Executives or

the wives widows or infant children or Eligible Executives of the Company and if there is more than 1 such Fund then to any of those Funds in such proportions as the Trustee thinks fit having due regard to any rules against remoteness of vesting.

21. Modification of Trust Deed

(a) In addition to the power of alteration contained in the Plan the Trustee may at any time at the request in writing of the Company by Deed alter modify amend or revoke any of the provisions contained in this Deed as it thinks fit and may at such request in writing substitute new provisions to the exclusion or addition of all or any of such provisions and the Company may with the written consent of the Trustee from time to time constitute regulations for the administration of the Fund and the Plan and may from time to time with such written consent alter modify amend or revoke all or any of such regulations **PROVIDED THAT**:

(i) the object of the Plan as declared in Clause 3 of the Plan must not be altered;

(ii) the trusts set out in Clause 22 must not be altered;

(iii) except with the consent of the Trustee no alteration shall impose onerous obligations on the Trustee or alter to the disadvantage of the Trustee the provisions for its protection and indemnity contained in this Deed;

(iv) no such alternation shall confer on the Company or any of the Subsidiaries any right additional to any right then subsisting to any money Shares or other property already in the hands of the Trustee at the time the alteration is made;

(v) no variation shall be valid to create trust or discretionary powers which would or might operate after the expiration of the Trust Period;

(vi) no alteration or variation shall increase the liability of any Eligible Executive; and

(vii) no such alteration or variation shall without the prior sanction of a Resolution of the Directors of the Company passed at a duly constituted Meeting of Directors of the Company vary the limitation on the amount which may be held by the Trustee for the benefit of any one Eligible Executive contained in Clause 5.

22. Extension of Plan to subsidiary

This Deed and the Plan may at any time be extended to any subsidiary of the Company **PROVIDED THAT** such subsidiary must first execute a Deed expressed to be supplemental to this Deed agreeing to comply with the terms of this Deed.

23. Notices

(a) All notices and other communications provided for or permitted under this Deed or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:

(i) If to the Company, to it at:

Name: Billabong International Limited
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654

(ii) If to the Trustee, to it at:

Name: [insert]
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654 [to be confirmed]

or to such other address or person as either party may specify by notice in writing to the other.

(b) All such notices or communications shall be deemed to have been duly given or made:-

(i) on the date upon which the envelope or wrapper containing any such notice or communication would, in the ordinary course of the post, have been delivered to the address to which it was posted;

(ii) when delivered by hand; or

(iii) if sent by facsimile transmission, when receipt acknowledged.

24. Expenses to be paid by the Company

Except as provided in this Deed or in the Plan all taxes costs charges and expenses of and incidental to the realisation and distribution of the Fund and all taxes costs charges and expenses of and incidental to the administration of the trusts under this Deed including any taxation and stamp duty for which the Trustee may be liable, shall be payable and paid by the Company.

25. Governing Law

This Deed shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

26. Plan forms part of Deed

For the avoidance of doubt, it is expressly provided that the terms and conditions of the Plan form part of this Deed.

Executed as a deed.

Executed by **Billabong International Limited ACN 084 923 946** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Executed by **[insert company] [insert ACN]** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Schedule 1

Billabong Executive Performance Share Plan

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	269,232
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	269,232 @ $2.60 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 September, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
204,905,553	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	889,005	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		681,358	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		346,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		677,669	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 20 September 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	23 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 September 2004
No. of securities held prior to change	476,190 (Paul Naude - Shares released from escrow 11/8/2004) 1,560,757 (Paul Naude) **2,036,947 TOTAL FULLY PAID ORDINARY SHARES** 269,232 Share Options* issued 10/8/2000, exercisable at \$2.60 and expiring 10/9/2005 25,000 Share Options* issued 23/8/2002, exercisable at \$8.10 and expiring 23/8/2007. **294,232 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	269,232
Number disposed	250,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition:- $2.60 per share acquired on exercise of options under Billabong Executive Incentive Option Plan Disposal:-$9.50 per share
No. of securities held after change	**2,056,179 TOTAL FULLY PAID ORDINARY SHARES** 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **25,000 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 269,232 share options @ $2.60 Sale of 250,000 fully paid ordinary shares off market.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

+ See chapter 19 for defined terms.

Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	205,912
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	192,307 @ $2.60 per share 13,605 @ $4.90 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,111,465	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	696,698	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		667,753	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		346,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		677,669	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 22 September 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	30 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Right to exercise votes attaching to these shares
Date of change	22 September 2004
No. of securities held prior to change	117,262 (ANZ Nominees Limited – released from escrow 11/8/2004) 351,787 (ANZ Nominees Limited) 1,786 (Derek O'Neill – released from escrow 11/8/2004) 211,268 (Derek O'Neill) **682,103 TOTAL FULLY PAID ORDINARY SHARES** 192,307 Share Options* issued 10/8/2000, exercisable at $2.60 and expiring 10/9/2005 27,211 Share Options* issued 18/6/2001, exercisable at $4.90 and expiring 18/6/20006 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **244,518 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.

+ See chapter 19 for defined terms.

Class	Fully paid ordinary listed shares
Number acquired	205,912
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(i) $2.60 per share acquired on exercise of 192,307 options (ii) $4.90 per share acquired on exercise of 13,605 options under Billabong Executive Incentive Option Plan
No. of securities held after change	469,049 (ANZ Nominees Limited) 418,966 (Derek O'Neill) **888,015 TOTAL FULLY PAID ORDINARY SHARES** 13,606 Share Options* issued 18/6/2001, exercisable at $4.90 and expiring 18/6/2006 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **38,606 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on exercise of Billabong Executive Incentive Option Plan options: 192,307 @ $2.60 13,605 @ $4.90 **205,912**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,122
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	420,003 @ $2.60 per share (a) 56,119 @ $4.90 per share (a) 20,000 @ $5.35 per share (b) 4,000 @ $8.10 per share (a)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan (b) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,611,587	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	276,695	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		611,634	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		326,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		673,669	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 24 September 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Windmill Court
Millfield Lane
Lower Kingswood
Tadworth
Surrey KT20 6RG
Telephone: 01737 836735

Billabong International Limited
1 Billabong Place
Burleigh Heads, Qld 4220
Australia

FAX: 00 61-7-5589-9600

ATTN: Company Secretary

27 September 2004

Dear Sir/Madam:

Enclosed herewith, please find one copy of Form 605, pursuant to Section 671B of the Corporations Act, Notice of Ceasing to Be a Substantial Shareholder reporting the interests in ***Billabong International Limited*** of certain entities owned or managed by FMR Corp. & Fidelity International Limited as disclosed more fully in the notice.

If you have any questions please contact Julie Finocchio on 01737 837148 or by FAX on 01737 837450.

Yours faithfully

Julie Finocchio
Compliance Specialist

Form 605
Corporations Act 2001
Section 671B

Notice of Ceasing to be a Substantial Holder

To: Billabong International Ltd
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR Corp. and FIL

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 24 September2004
The previous notice was given to the company on 2 September 2004
The previous notice was dated 2 September 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)	
Common stock	12,494,525	5.05%	9,122,985	4.45%	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24 September 2004	FMR Corp. and FIL	Market transaction - sale		1,299,100 common stock	1,299,100 common stock

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

FIL	ROYAL MAIL PENSION PLAN	730,460
FIL	FID FDS - INTERNATIONAL POOL	166,890
FIL	FID FDS - AUSTRALIA POOL	503,583
FIL	FID FDS - PACIFIC POOL	278,740
FIL	RUSSELL INVT MGMT LTD - PACIFIC	60,498
FIL	HEALTH FOUNDATION PAC BAS EQ	30,100
FIL	FID ADVANTAGE AUSTRALIAN EQ TR	9,000
FIL	AUSTRALIA - FUNDS SA	134,000
FIL	RAILWAYS PENS EQ-PACIFIC BASIN	436,200
FIL	MTR CORP RETMT SCHM PACIF EQTY	15,980
FIL	FFII INST PACIFIC EX	10,050
	SEVEN RE FIDELITY PACIFIC	89,800
FIL	FID FDS - WORLD POOL	25,100
FIL	NATIONAL CORP INV SVCS PAC BAC	122,340
FIL	FID INSTL SOUTH EAST ASIA FUND	668,600
FIL	FIDELITY INTERNATIONAL FUND	29,800
FIL	FIJ IT GLOBAL EQ OPEN MOTHER	10,500
FIL	RUSSELL INTL EQUITY FUND	21,600
FIL	FID INSTL FD-PACIFIC(EX JAP)FD	778,610
FIL	GOVT OF SINGAPORE PAC XJPN SUB	33,090
FIL	MINE EMP PENSION FND -PAC BAS	35,560
FIL	SENTINEL MNG IND RET - PAC BAS	60,480
FIL	FID FDS - CONSUMER INDU POOL	56,400
FIL	HKMPF-MKT INV ASIA PAC EQ FND	159,260
FIL	JAPAN TOBACCO DB-JAPAN	6,800
FIL	SHINKIN BANK EPF - ASIA	19,000
FIL	FIJ IT BALANCED FUND MOTHER	8,500
FMRCO	FID LOW PRICED STOCK FUND	1,600,000
FMRCO	FA GLOBAL EQUITY	2,500
FMRCO	FID ASSET MANAGER FUND	143,800
FMRCO	FID PACIFIC BASIN FUND	330,967
FMRCO	VIP II ASSET MANAGER	37,700
FMRCO	FIDELITY FOCUS CONSUMER INDS	12,300
FMTC	BROWN & WILLIAMSON SEL INTL	38,800
FMTC	CANADIAN OVERSEAS	12,050

	PACIF(T2076)	
FMTC	FRTC INT. PACIFIC JAP (T2058)	77,940
FMTC	FRIC INT. PACIFIC (T2064)	25,240
FMTC	FRIC INT. SEC PACIFIC (T2070)	32,550
FMTC	GM PAC BASIN-PAC BASIN T2166	196,750
FMTC	SELECT INT SM CAP COLL (T1056)	37,100
FMTC	FORD INTL PAC BASIN SUB T50129	59,300
FMTC	FRTC RUSSELL INTL-PB-LO-T50356	13,170
FMTC	OHIO P&F INT GR PAC BAS T50412	59,290
FMTC	AGILENT TEC INT-PAC BAS T50416	50,890
FMTC	PG&E CORP - PAC EX-JPN T50425	39,820
FMTC	CHEVRON TEX PAC BASIN T55006	56,070
FMTC	CIBC INTL EQTY PAC BAS T55010	29,000
FMTC	RJ REYNOLDS TOB PAC BAS T55015	28,790
FMTC	PETRO CANA INTL GR-PACB T55022	19,600
FMTC	IG FI CL GBL EQ-SE ASIA(T55064	1,000
FMTC	MIX IF INTL POR-SE ASIA(T55080	700
FMTC	FICL SEL INTL SM CP TR T55105	27,800
FMTC	STATE BRD ADM OF FL-PAC T55116	105,190
FMTC	ILLINOIS TEACH RET-PB T55139	104,960
FMTC	ILLINOIS TRS POB-PB T55160	26,580
FMTC	MELLON BK INTL-PAC BAS(T55165)	12,660
FMTC	RK MELLON INTL-PAC BAS T55170	26,040
FMTC	WASHINGTON SIB PAC	81,700
FMTC	NORTHROP GRMN INT GR-PB T55186	56,600
FMTC	GM EURO/PAC VEBA PB T55191	50,010
FMTC	HALLIBURTON INTL GRO PB T55203	24,480
FMTC	WISCONSIN SIB FIX PACQ	79,240
FMTC	WISCONSIN SIB VAR	8,900
FMTC	FICL GLBL ASSET ALL EQ-SE ASIA	23,600
FMTC	FICL INTL PORT EQ-SE ASIA SUB	308,000
FMTC	PAC BASIN EX COLL TRUST T1057	221,957
FMTC	FIDELITY INT'L GR.PAC BA T2311	30,600
FMTC	HYDRO ONE PAC BASIN(T2317)	39,600
FMTC	GENERAL MOTORS INV PAC T2323	73,000
FMTC	FID CAN INTL GROWTH PAC T2333	67,300
FMTC	KENTUCKY PEN PAC BASIN T2343	205,580

FMTC	KENTUCKY INS PAC BASIN T2348	60,880
FMTC	IG FI GLOBAL EQ SE ASIA T2229	5,700
FMTC	FR CAD OVERSEAS PAC EX T2243	26,340
FMTC	DUKE ENERGY PAC BASIN T2263	40,500
FMTC	FRANK RUSSELL RIF PAC T2282	19,500
Total		**9,122,985**

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR Corp./FMR Co., FMTC	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders. Fidelity Management Trust Company ("FMTC") is a trust company organized under the laws of Massachusetts and is a wholly-owned subsidiary of FMR Corp. Because FMTC and FMR Co. are under the common control of FMR Corp., FMTC may be considered a related body corporate and hence an "associate" of FMR Corp., as such term is used in the Corporations Law. FMTC's relevant interest consists of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares for the institutional accounts with which it has a management

	agreement.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co.	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Signature
Rani Jandu
Regulatory Reporting Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated 25 August 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Sign Here ____________________
Date 27 September 2004



BILLABONG APPOINTS NEW CFO

Billabong International Limited today announced the appointment of Craig White as the company's chief financial officer.

Mr White is currently the division finance director, South Pacific and Korea, for The Coca-Cola Company, one of the world's iconic brands.

He has held that position for the past four years.

Previous positions held by Mr White include region finance director, Indonesia, for The Coca-Cola Company, business planning and reporting roles with Coca-Cola Amatil Limited, a business audit management position with CSR Limited and senior corporate finance management positions with Price Waterhouse in Sydney and Paris.

Mr White, aged 41, is a chartered accountant and holds an MBA from Deakin University in Australia and a Bachelor of Science degree in economics and accounting from Southampton University in England.

The appointment is effective from November 15.

BILLABONG ACQUISITION

Billabong International Limited today announced that it has acquired Kustom surf shoes as part of the purchase of the Gold Coast-based Palmers Surf company.

The transaction includes the purchase of the 15-year-old Palmers surf wax and surf accessories business, as well as the four-year-old Kustom surf shoe and sandal business.

The acquisition includes the retention of Palmers Surf founders and principals Al Cook and Glen Delaney.

Billabong chief executive Derek O'Neill said the purchase, to be effective from October 1, marked the company's first significant steps into the footwear sector.

"We have indicated in the past that footwear was a natural progression and this acquisition gives us a solid foundation on which we can build," said Mr O'Neill.

"Kustom has achieved great success in the Australian surf market, particularly in Queensland, and we see opportunity to continue its growth by strengthening its distribution both domestically and internationally.

"Kustom has just started to do business outside of Australia so we will leverage the strength of Billabong to give it immediate market presence internationally."

Palmers Surf has made significant inroads into the Australian boardsports market and its revenue has grown strongly since the introduction of Kustom.

Mr O'Neill said he did not expect the current-year contribution to Billabong to be significant, but it would still be earnings per share positive.

"By the financial year 2005-06 we expect Palmers Surf to be contributing more than $30 million in revenue, with margins expected to be in line with the Billabong group," he said.

Current world number four surfer Joel Parkinson, a team rider for Billabong, will be at the forefront of an expanded marketing campaign for Kustom shoes.

Mr O'Neill said Kustom was a surf shoe brand, rather than a skate shoe business that had crossed over into surf.

"Skate shoes are much more technical products and opportunities remain in that sector," he said.

"Kustom will be targeted solely at surfers and will therefore be more lifestyle based.

"It is a fresh, youth-oriented brand and this is reflected in its styling and marketing which will continue to evolve under Billabong's ownership."

The maximum purchase price is in the range of $20-$25 million, including earnouts. The price equates to an EBIT multiple of less than six times earnings on a historical basis.

ends

ANNOUNCEMENT

8 October 2004

SUBSTANTIAL SHAREHOLDER NOTICE - GARY PEMBERTON

Billabong wishes to advise that the substantial shareholder notification for Gary Pemberton that accompanies this announcement is made for compliance purposes only and does not reflect the sale of any Billabong shares by Gary Pemberton.

The change in substantial shareholding has arisen due to the reduction in his deemed interest in certain employee shares issued under Billabong Executive Share Plan in connection with Listing in August 2000.

As indicated in the Prospectus, Gary Pemberton together with Gordon Merchant, Colette Paull and Matthew Perrin (the Vendor Directors) provided shares to the Billabong Executive Share Plan as an incentive to retain ongoing services of key employees. Under the terms of the scheme, tranches of shares would progressively vest with employees on completion of defined periods of future service.

A series of Call Option Agreements, allows for the Vendor Directors to recall any unvested shares for a consideration of $1.00 if the service conditions are not met. The existence of the Call Options creates a deemed interest in the shares on behalf of the Vendor Directors.

The collective deemed interest of Gary Pemberton in the shares has now reduced from 2,071,268 shares to nil shares as a result of the final two tranches of shares vesting with employees who have completed defined services requirements. Details of the progressive reduction in the interests in unvested shares have been set out in the previous annual reports of Billabong International Limited.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Billabong International Limited
ACN/ARSN	084 923 946

1. Details of substantial holder (1)

Name	Gary Milton Pemberton
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	10 / 08 / 2004
The previous notice was given to the company on	03 / 09 / 2002
The previous notice was dated	03 / 09 / 2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	14,647,234	7.20%	12,575,968	6.18%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
10/08/2003	Gary Milton Pemberton	Expiration of call option	Nil	1,023,777 ordinary shares	1,023,777 ordinary shares
10/08/2004	Gary Milton Pemberton	Expiration of call option	Nil	1,047,491 ordinary shares	1,047,491 ordinary share

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Gary Pemberton	Jontex Pty Ltd	Jontex Pty Ltd	Controller	12,575,968 ordinary shares	12,575,968

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Gary Milton Pemberton	c/- Billabong International Limited, 1 Billabong Place, Burleigh Heads Qld, 4220
Jontex Pty Ltd	c/- Billabong International Limited, 1 Billabong Place, Burleigh Heads Qld, 4220

Signature

print name Gary Milton Pemberton capacity Substantial Holder

sign here [signature] date 8 / 10 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ABN
Billabong International Limited	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Milton Pemberton
Date of last notice	03/09/02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Not applicable
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+See chapter 19 for defined terms.

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Details of contract	Call Option Agreement to acquire shares held by Senior Executives
Nature of interest	Interests in call options with 36 Executives of the Company
Name of registered holder (if issued securities)	36 Executives of the Company
Date of change	10/08/2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	2,071,268 ordinary shares - Interests in call options 12,575,966 ordinary shares - Jontex Pty Ltd
Interest acquired	Nil
Interest disposed	2,071,268 ordinary shares - Interests in call options
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	12,575,966 ordinary shares - Jontex Pty Ltd

+See chapter 19 for defined terms.



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**
ABN **17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Merchant
Date of last notice	20 March 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Not applicable
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	-
No. of securities held prior to change	-
Class	-
Number acquired	-
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	-

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Call Option Agreement to acquire shares held by Senior Executives
Nature of interest	Interests in call options with 36 Executives of the Company
Name of registered holder (if issued securities)	36 Executives of the Company
Date of change	10 August 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Call Option Agreements over 2,071,268 ordinary fully paid shares. The Agreements became effective 11 August 2000 and provided that tranches of shares would progressively vest with employees on completion of defined periods of future service. The 2,071,268 ordinary fully paid shares relate to the final two tranches of these Call Option Agreements.
Interest acquired	Nil
Interest disposed	The collective deemed interest of Gordon Merchant and other Vendor Shareholders in the shares has reduced from 2,071,268 shares to nil shares as a result of the these final two tranches of shares vesting in employees who have completed defined service requirements. Full disclosure of the Call Option Agreements, including unvested shares, was included in the Prospectus and subsequent annual Full Financial Statements of the Company since the Company became listed.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colette Paull
Date of last notice	17 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Billytoo Pty Ltd and separately Colette Paull as trustee for others without any economic interest.
Date of change	1 September 2004 - 952,442 shares 2 September 2004 - 1,395,382 shares
No. of securities held prior to change	1,332,455 Billytoo Pty Ltd (*note), and separately 3,130,432 -as trustee for others without any economic interest. (*Note: The previous Appendix 3Y of 17 March 2004 incorrectly included Colette Paull's personal holding of 25,196 ordinary shares in the company in the previously reported Billytoo Pty Ltd total of 1,357,651)
Class	Fully Paid Ordinary Shares
Number acquired	Nil
Number disposed	Total of 2,347,824 - as trustee without any economic interest.

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1 September 2004 - $9,035,025.87 2 September 2004 - $13,145,468.33
No. of securities held after change	1,332,455 - Billytoo Pty Ltd and 782,608 - Colette Paull as trustee for others without any economic interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Call Option Agreement to acquire shares held by Senior Executives
Nature of interest	Interests in call options with 36 Executives of the Company
Name of registered holder (if issued securities)	36 Executives of the Company
Date of change	10 August 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Call Option Agreements over 2,071,268 ordinary fully paid shares. The Agreements became effective 11 August 2000 and provided that tranches of shares would progressively vest with employees on completion of defined periods of future service. The 2,071,268 ordinary fully paid shares relate to the final two tranches of these Call Option Agreements.
Interest acquired	Nil
Interest disposed	The collective deemed interest of Colette Paull and other Vendor Shareholders in the shares has reduced from 2,071,268 shares to nil shares as a result of the these final two tranches of shares vesting in employees who have completed defined service requirements. Full disclosure of the Call Option Agreements, including unvested shares, was included in the Prospectus and subsequent annual Full Financial Statements of the Company since the Company became listed.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil

+ See chapter 19 for defined terms.

Interest after change	Nil

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder (1)

Name: Gordon Stanley Merchant for and on behalf of himself, Gordon Merchant No. 2 Pty Ltd and GSM Pty Ltd

ACN/ARSN (if applicable): N/A

There was a change in the interests of the substantial holder on: 09/09/02 to 2/09/04

The previous notice was given to the company on: 03/09/02

The previous notice was dated: 03/09/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in w hen last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power (5)
See Annexure A				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder w as last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
	See Annexure B				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities af ter the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure C				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Gordon Merchant No. 2 Pty Ltd	PO Box 525, Currumbin, Queensland, 4223.
GSM Pty Ltd	PO Box 525, Currumbin, Queensland, 4223.
Gordon Stanley Merchant	PO Box 525, Currumbin, Queensland, 4223.
Colette Paull	PO Box 525, Currumbin, Queensland, 4223.

Signature

print name Colette Paull capacity Power of Attorney for Substantial Holder

sign here *Colette Paull.* date 19/10/2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Act 2001*.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Act 2001*.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Act 2001*.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604 to Billabong International Limited ACN 084 923 946

ANNEXURE A

This is Annexure A of 1 page referred to in the Form 604 signed by me and dated 19 October 2004

....Colette Paull....................
Signature (under Power of Attorney)

Holder of relevant interest	Class of securities	Previous notice		Present notice	
		Person's votes	Voting power	Person's votes	Voting power (5)
Gordon Stanley Merchant (including 42,414,450 ordinary fully paid shares held by Gordon Merchant No.2 Pty Ltd and 2,268,994 ordinary fully paid shares held by GSM Pty Ltd in which Gordon Stanley Merchant has a relevant interest)	ordinary fully paid shares	46,473,265	23.25%	44,683,444	21.78%
Gordon Merchant No.2 Pty Ltd (including 2,140,259 ordinary fully paid shares in which Colette Paull has a relevant interest. Colette Paull is an associate of Gordon Merchant No.2 Pty Ltd by reason of her being a director of Gordon Merchant No.2 Pty Ltd. Gordon Merchant No.2 Pty Ltd has no relevant interest in these shares)	ordinary fully paid shares	51,431,926	25.73%	46,823,703	22.83%
GSM Pty Ltd (including 2,140,259 ordinary fully paid shares in which Colette Paull has a relevant interest. Colette Paull is an associate of GSM Pty Ltd by reason of her being a director of GSM Pty Ltd. GSM Pty Ltd has no relevant interest in these shares.)	ordinary fully paid shares	51,431,926	25.73%	46,823,703	22.83%

Form 604 to Billabong International Limited ACN 084 923 946

ANNEXURE B

This is Annexure B of 1 page referred to in the Form 604 signed by me and dated 19 October 2004

...Colette Paull...................

Signature (under Power of Attorney)

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
09/09/02	Gordon Merchant No 2 Pty Ltd	on-market purchase of shares	$1,938,457	260,000 fully paid ordinary shares	260,000
31/10/02	Gordon Merchant No.2 Pty Ltd	on-market purchase of shares	$9,637.02	1,447 fully paid ordinary shares	1,447
14/03/03	Gordon Merchant No.2 Pty Ltd	on-market purchase of shares	$100,400	20,000 fully paid ordinary shares.	20,000
10/08/03	Gordon Stanley Merchant and Colette Paull	reduction in the relevant interest pursuant to various call option agreements with executives of the company and its subsidiaries.	Nil	1,023,777 fully paid ordinary shares	1,023,777
10/03/04	Billytoo Pty Ltd (Colette Paull)	on-market sale of shares	$1,292,395.99	170,578 fully paid ordinary shares	170,578
17/03/04	Billytoo Pty Ltd (Colette Paull)	on-market sale of shares	$2,273,907.75	300,000 fully paid ordinary shares	300,000
10/08/04	Gordon Stanley Merchant and Colette Paull	reduction in the relevant interest pursuant to various call option agreements with executives of the company and its subsidiaries.	Nil	1,047,491 fully paid ordinary shares	1,047,491
01/09/04	Colette Paull as trustee jointly with others (Gordon Stanley Merchant has no relevant interest in these shares)	on-market sale of shares	$9,035,025.87	952,442 fully paid ordinary shares	952,442
02/09/04	Colette Paull as trustee jointly with others (Gordon Stanley Merchant has no relevant interest in these shares)	on-market sale of shares	$13,145,468.33	1,395,382 fully paid ordinary shares	1,395,382

Form 604 to Billabong International Limited ACN 084 923 946

ANNEXURE C

This is Annexure C of 1 page referred to in the Form 604 signed by me and dated 19 October 2004

....Colette Paull....................

Signature (under Power of Attorney)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest	Class and number of securities	Person's votes
Gordon Merchant No.2 Pty Ltd (Gordon Stanley Merchant has a relevant interest in these shares)	Gordon Merchant No.2 Pty Ltd	Gordon Merchant No.2 Pty Ltd	registered holder (Gordon Stanley Merchant has the power to vote shares held by Gordon Merchant No.2 Pty Ltd)	42,414,450 fully paid ordinary shares	42,414,450
GSM Pty Ltd (Gordon Stanley Merchant has a relevant interest in these shares)	GSM Pty Ltd	GSM Pty Ltd	registered holder (Gordon Stanley Merchant has the power to vote shares held by GSM Pty Ltd)	2,268,994 fully paid ordinary shares	2,268,994
Colette Paull	Colette Paull	Colette Paull	registered holder	25,196 fully paid ordinary shares	25,196
(Colette Paull is an associate of Gordon Merchant No.2 Pty Ltd and GSM Pty Ltd by virtue of her being a director of those companies. However neither company has an interest in any shares in which Colette Paull has a relevant interest)	Billytoo Pty Ltd	Billytoo Pty Ltd	(Colette Paull has the power to vote the shares held by Billytoo Pty Ltd)	1,332,455 fully paid ordinary shares	1,332,455
(Gordon Stanley Merchant has no relevant interest in these shares)	Colette Paull and others jointly as trustee	Colette Paull and others jointly as trustee	(Colette Paull holds as trustee jointly with others and has no beneficial interest in these shares)	782,608 fully paid ordinary shares	782,608



Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9800

STOCK EXCHANGE ANNOUNCEMENT

22 October 2004

CHAIRMAN'S ADDRESS TO THE ANNUAL GENERAL MEETING OF MEMBERS

I am pleased to be reporting to you today on a profit which is 14% up on last year and earnings per share up close to 13%. Those gains have been reflected in increased dividends to Shareholders.

In absolute terms, that is a good performance. But I would like to take the opportunity to put Billabong in some form of international perspective for you.

We are one of the more international of Australian companies. Roughly 65% of our profits and 70% of our sales are generated offshore. The restructuring of our US activities in 1999 under Paul Naude and the subsequent growth in that region has been a major factor in driving international expansion.

Billabong competes internationally in the branded sports apparel sector not only against Quicksilver and Rip Curl and others, but also against companies such as Nike, adidas and Puma.

Accurate comparisons are difficult but recent surveys show Billabong as one of the fastest growing sports apparel brands and this year the Company is expected to move into the top ten in terms of global sales. More importantly, and more revealing in terms of Billabong culture, we rank higher in profit than in sales and would rank in the top two or three for profit margins.

These achievements, particularly in relation to margins, reflect the values and priorities of the company and a culture which enjoys doing business in a simple, practical, focused and cost effective way. Retaining and protecting that culture is not an easy task for directors in an increasingly bureaucratic corporate environment which encourages conformity and increasing values process over outcomes.

Last year at this meeting, I set out to temper growth expectations in favour of consistency and set the annual earnings per share growth targets at around 15%. That target proved reasonable for 2004 but our recent August forecast of 20% for 2005 placed the current year well above the benchmark.

We now have to revise that outlook further upwards. As Derek will detail later, performance and momentum at a retail level since the August profit announcement makes 20% growth in 2005 unduly conservative.

We don't want to create a market expectation of frequent profit updates, but Billabong's performance in our market place and the more recent resolution of some key indicators, has given us increased confidence in a materially higher profit for 2005. An update is therefore appropriate.

The delivery of the 2005 outlook will culminate five years of dramatic growth since the company was listed in 2000. Between 2000 and 2004, total sales have moved from $227 million to $675 million – a compound annual growth rate above 31%. Over the same period, earnings before interest, tax and depreciation (EBITDA) has increased from $38 million to $144 million – a compound annual growth rate just on 40%.

These results reflect an internationally competitive management performance and are a great compliment to our people. I thank them on your behalf.



I would particularly like to note the contribution of two departing executives. Dougall Walker, the long-serving General Manager of the Australian operations and Shayne Palfreyman, the Chief Financial Officer from the time of the IPO. Both played key roles in Billabong's success and we wish them well.

Gary Pemberton
Chairman

CHIEF EXECUTIVE OFFICER'S ADDRESS TO THE ANNUAL GENERAL MEETING OF MEMBERS

As you have just heard in the Chairman's address, Billabong is certainly performing very strongly and it has given us confidence to upgrade our profit expectations for the current year.

I will talk more about our forecasts shortly but it is appropriate to first provide an overview of the 2003-04 financial year.

Financials

As reported in August, Billabong had total Australian dollar sales of $675 million and a net profit of $87 million. The profit figure was 14% up on the previous year, notwithstanding the effects of a rapidly appreciating Australian dollar.

A breakdown of sales in local currency terms provides a good indicator of the strength of our business.

- The Americas, Billabong's biggest market, had 30% sales growth;
- Australasia, our second biggest market, had 14% growth; and
- Europe, our third biggest market, grew 13%.

The US and Australian results were particularly pleasing as both areas recorded margin improvements. While sales growth in Europe was reasonable, there remain areas in which we can improve its future contribution. As indicated at the full-year result, we have implemented management changes in Europe and indications are that the business is progressing.

Brands

Outside of the financials, other highlights through the year include the continued strong performance of each of our brands. The **Billabong** brand remains our core brand globally. It is the brand we feel we do best and it is achieving great success.

We have indicated for some time that **Element** can be a major brand in our sector and we see this rapidly evolving. It is a brand with a great feel and a great future and, internally within Billabong, it is a brand we enjoy working with.

Our **Von Zipper** sunglasses business continues to evolve. It has allowed us to expand our product range and the brand is now contributing to group profit.

Through the year we acquired the Hawaii-based **Honolua Surf Company** brand and its 19-store retail network. Last month I was in the US to attend the launch of the new Honolua range and it was well received by retailers and we look forward to the global rollout of the brand. Importantly for us, the principals remain with the business and they bring to Billabong some excellent retail knowledge. Since the acquisition in January we have opened a further four Honolua Surf Company stores in Hawaii. Allied to this, I can announce today that we have just acquired a six-store retail chain in Southern California.



While those stores will remain under their existing trading name of Beach Access, they will be operated through the Honolua management team and they will enable us to progressively launch the brand in Southern California.

Since June 30 we have announced another addition – that of the **Palmers Surf** business which includes **Kustom** footwear and the Palmers surfboard wax and accessories business. We will be in a better position in the new year to qualify its likely contribution to future earnings. That said, the acquisition will be earnings per share positive this year and its margins are already in line with those of Billabong.

Outlook

Looking ahead, I can report that your company has a very healthy future. When we delivered our annual results about two months ago I indicated that both profit and earnings per share were likely to grow in the range of 20% in the current year. Since then, all key indicators point to a result materially higher than that and for this reason we are today updating our forecasts. Assuming that the current business momentum is maintained and the general retail environment remains healthy, we now anticipate that full-year profit and EPS will rise by 30%. Growth is coming from most regions, but particularly the Australian business which is achieving great success with stronger than anticipated sales increases.

In closing, I would like to reiterate your Chairman's comments about our staff. Their experience, dedication and drive ensure Billabong maintains its brand integrity and competitive edge. I thank all of our staff for their valued contribution and recognise their efforts in maintaining Billabong as one of Australia's most successful international businesses.

Derek O'Neill
Chief Executive Officer



Billabong
International
Limited
ACN 17 084 923

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9800

STOCK EXCHANGE ANNOUNCEMENT

22 October 2004

ANNUAL GENERAL MEETING RESOLUTIONS

Billabong International Limited wishes to advise that all resolutions on the Notice of Annual General Meeting were unanimously passed today on a show of hands at the Annual General Meeting of the Company.

In respect of each voted resolution, the proxy summary is as follows:

RESOLUTION 2 – RE-ELECTION OF MR GARY PEMBERTON

Proxies available to vote for the resolution:	148,456,687
Proxies available to vote against the resolution:	1,012,775
Proxies available with open vote (proxy's discretion):	18,000,675
Total number of proxy votes available to be exercised by all proxies validly appointed:	167,470,137
Proxies to abstain on the resolution:	492,135

RESOLUTION 3 – RE-ELECTION OF MR TED KUNKEL

Proxies available to vote for the resolution:	147,128,694
Proxies available to vote against the resolution:	2,788,475
Proxies available with open vote (proxy's discretion):	18,007,175
Total number of proxy votes available to be exercised by all proxies validly appointed:	167,924,344
Proxies to abstain on the resolution:	37,928

RESOLUTION 4 – APPROVAL AND ADOPTION OF EXECUTIVE PERFORMANCE SHARE PLAN AND EXECUTIVE PERFORMANCE SHARE PLAN TRUST DEEDS

Proxies available to vote for the resolution:	145,154,065
Proxies available to vote against the resolution:	4,762,400
Proxies available with open vote (proxy's discretion):	18,003,045
Total number of proxy votes available to be exercised by all proxies validly appointed:	167,919,510
Proxies to abstain on the resolution:	42,762

.../2

RESOLUTION 5 – AWARD OF SHARES TO MR DEREK O'NEILL UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	144,182,006
Proxies available to vote against the resolution:	4,626,096
Proxies available with open vote (proxy's discretion):	18,003,629
Total number of proxy votes available to be exercised by all proxies validly appointed:	166,811,731
Proxies to abstain on the resolution:	46,743

RESOLUTION 6 – AWARD OF SHARES TO MR PAUL NAUDE UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	143,558,093
Proxies available to vote against the resolution:	4,581,899
Proxies available with open vote (proxy's discretion):	18,668,099
Total number of proxy votes available to be exercised by all proxies validly appointed:	166,808,091
Proxies to abstain on the resolution:	50,383

William Bass
Company Secretary



Billabong International Limited
ACN 17 084 923

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9889
Fax: +61 7 5589 9800

STOCK EXCHANGE ANNOUNCEMENT

22 October 2004

ANNUAL GENERAL MEETING RESOLUTIONS

Billabong International Limited wishes to advise that all resolutions on the Notice of Annual General Meeting were unanimously passed today on a show of hands at the Annual General Meeting of the Company.

In respect of each voted resolution, the proxy summary is as follows:

RESOLUTION 2 – RE-ELECTION OF MR GARY PEMBERTON

Proxies available to vote for the resolution:	148,456,687
Proxies available to vote against the resolution:	1,012,775
Proxies available with open vote (proxy's discretion):	18,000,675
Total number of proxy votes available to be exercised by all proxies validly appointed:	167,470,137
Proxies to abstain on the resolution:	492,135

RESOLUTION 3 – RE-ELECTION OF MR TED KUNKEL

Proxies available to vote for the resolution:	147,128,694
Proxies available to vote against the resolution:	2,788,475
Proxies available with open vote (proxy's discretion):	18,007,175
Total number of proxy votes available to be exercised by all proxies validly appointed:	167,924,344
Proxies to abstain on the resolution:	37,928

RESOLUTION 4 – APPROVAL AND ADOPTION OF EXECUTIVE PERFORMANCE SHARE PLAN AND EXECUTIVE PERFORMANCE SHARE PLAN TRUST DEEDS

Proxies available to vote for the resolution:	145,154,065
Proxies available to vote against the resolution:	4,762,400
Proxies available with open vote (proxy's discretion):	18,003,045
Total number of proxy votes available to be exercised by all proxies validly appointed:	167,919,510
Proxies to abstain on the resolution:	42,762

.../2

RESOLUTION 5 – AWARD OF SHARES TO MR DEREK O'NEILL UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	144,182,006
Proxies available to vote against the resolution:	4,626,096
Proxies available with open vote (proxy's discretion):	18,003,629
Total number of proxy votes available to be exercised by all proxies validly appointed:	166,811,731
Proxies to abstain on the resolution:	46,743

RESOLUTION 6 – AWARD OF SHARES TO MR PAUL NAUDE UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	143,558,093
Proxies available to vote against the resolution:	4,581,899
Proxies available with open vote (proxy's discretion):	18,668,099
Total number of proxy votes available to be exercised by all proxies validly appointed:	166,808,091
Proxies to abstain on the resolution:	50,383

William Bass
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Thomas Kunkel
Date of last notice	19 February 2001

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	22,727 Fully Paid Ordinary Shares released from escrow.
Date of change	26 October 2004
No. of securities held prior to change	21,739 Fully Paid Ordinary Shares 22,727 Fully Paid Ordinary Executive Shares in escrow
Class	Ordinary listed shares
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	44,466 Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares released from escrow

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	259,267
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	223,078 @ $2.60 per share (a) 9,523 @ $4.90 per share (a) 20,000 @ $5.35 per share (b) 6,666 @ $8.10 per share (a)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan (b) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 November, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,870,854	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,617	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		602,111	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		306,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		36,837	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		667,003	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust; distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those ⁺securities should not be granted ⁺quotation.
- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.
- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 4 November 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.


BNP PARIBAS
SECURITIES SERVICES

Date: 08-Nov-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 4

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Billabong International Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 656 074

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on 04-Nov-2004
The previous notice was given to the company on 02-Jun-2004
The previous notice was dated 31-May-2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Fully Paid Ordinary	12,334,426	6.08%	10,379,872	5.04%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Person's votes affected
22-Sep-04	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$68,052.56	Ordinary Shares - 7,116	-7,116
1-Jun-2004 to 3-Nov-2004	AMP Capital Investors Limited	Share acquisition	$9,868,185.18	Ordinary Shares 2,110,500	1,163,422
03-Jun-2004 to 15-Sep-2004	AMP Capital Investors Limited	Share disposal	-$608,871.49	Ordinary Shares - 53,700	-86,200
15-Jun-2004 to 26-Oct-2004	AMP Life Limited	Share acquisition	$6,912,533.63	Ordinary Shares 763,209	763,209
15-Jun-2004 to 4-Nov-2004	AMP Life Limited	Share disposal	-$17,714,737.70	Ordinary Shares - 1,869,305	-1,869,305
15-Jul-2004 to 23-Aug-2004	Asgard SMA No. 6	Share acquisition	$2,026.70	Ordinary Shares 248	248
02-Sep-04	Asgard SMA No. 6	Share disposal	-$1,770.64	Ordinary Shares - 187	-187
8-Jul-2004 to 18-Aug-2004	Cogent Nominees Pty Limited	Share acquisition	$1,109,469.57	Ordinary Shares 137,212	137,212
17-Jun-2004 to 4-Nov-2004	Cogent Nominees Pty Limited	Share disposal	-$5,664,157.98	Ordinary Shares - 652,616	-652,616
8-Jul-2004 to 6-Oct-2004	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$3,158,786.45	Ordinary Shares 378,159	378,159
17-Jun-2004 to 4-Nov-2004	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$11,939,478.40	Ordinary Shares - 1,289,515	-1,289,515
8-Jul-2004 to 18-Aug-2004	Equipsuper	Share acquisition	$169,477.82	Ordinary Shares 20,972	20,972
18-Jun-2004 to 4-Nov-2004	Equipsuper	Share disposal	-$623,159.43	Ordinary Shares - 65,502	-65,502
29-Oct-04	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$996,649.50	Ordinary Shares 94,919	94,919
8-Jul-2004 to 18-Aug-2004	State Authority Superannuation Scheme	Share acquisition	$680,406.97	Ordinary Shares 84,197	84,197
17-Jun-2004 to 4-Nov-2004	State Authority Superannuation Scheme	Share disposal	-$2,837,961.11	Ordinary Shares - 308,023	-308,023
8-Jul-2004 to 18-Aug-2004	UniSuper Limited	Share acquisition	$570,814.42	Ordinary Shares 70,633	70,633
18-Jun-2004 to 4-Nov-2004	UniSuper Limited	Share disposal	-$2,882,380.40	Ordinary Shares - 300,823	-300,823
8-Jul-2004 to 13-Jul-2004	United SMF Sector Leaders Australian Equity Fund	Share acquisition	$20,900.51	Ordinary Shares 2,541	2,541
2-Jun-2004 to 20-Jul-2004	United SMF Sector Leaders Australian Equity Fund	Share disposal	-$887,798.63	Ordinary Shares - 110,679	-110,679

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,115,467	4,115,467
AMP Capital Investors Limited ("AMP Capital")	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,285,867	2,285,867
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 651,327	651,327
	Asgard Capital Management Limited	Asgard SMA No. 6		Fully Paid Ordinary: 331	331
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund		Fully Paid Ordinary: 67,336	67,336
	Goldman Sachs	AMP Capital Investors Australian Long Short Fund		Fully Paid Ordinary: 132,061	132,061
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme		Fully Paid Ordinary: 487,633	487,633
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund		Fully Paid Ordinary: 94,919	94,919
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 154,378	154,378
	National Nominees Pty Limited	UniSuper Limited		Fully Paid Ordinary: 350,033	350,033
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law.	Fully Paid Ordinary: 405,692	405,692
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Fully Paid Ordinary: 642,349	642,349
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Fully Paid Ordinary: 9,225	9,225
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Fully Paid Ordinary: 701,086	701,066
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Fully Paid Ordinary: 302,068	302,068
				Total:	10,379,872

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AMP Financial Services Holdings Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors (NZ) Limited	City Tower, 95 Custom House Quay, Wellington,
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
BT Australian Equity Fund	Locked Bag 7, Royal Exchange, Sydney NSW 1225
Citicorp Nominees Pty Limited	Level 15, 120 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Superannuation Plan	Level 11, 175 Pitt Street, Sydney NSW 2000
Commonwealth Custodial Services Limited	308 – 315 George Street, Sydney NSW 2000
Dynamic Australia Fund	16 Boulevard Royal, PO Box 14, L-2010,
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Health Superannuation Pty Limited	697 Burke Road, Camberwell VIC 3124
Henderson Global Investors Limited	3 Finsbury Ave, London EC2M 2PA, United
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
London Life Limited	1 Norton Folgate, E16DA, United Kingdom
MN Services Asian Real Estate	c/- 271 Collins Street, Melbourne VIC 3000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
New Zealand Central Securities Depository Limited	PO Box 2098, Wellington, New Zealand
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0008 Japan
Pearl Assurance plc	55 Moorgate, London EC2R 6PA, United Kingdom
Permanent Trustee Australia Limited	35 Clarence Street, Sydney NSW 2000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The
Sun Superannuation Fund	271 Collins Street, Melbourne VIC 3000
UniSuper Small Companies Fund	Level 28, 367 Collins Street, Melbourne VIC 3000
UniSuper Limited	Level 28, 367 Collins Street, Melbourne VIC 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne VIC 3000
United SMF Sector Leaders Australian Equity Fund	Level 3, 30 Collins Street, Melbourne VIC 3000
Westpac Custodian Nominees Limited	50 Pitt Street, Sydney NSW 2000

Authorised signatory: [signature] Date: 8/11/04

This notice of change of interests of substantial holder (ASIC Form 604) comprises 3 page/s in total.


BNP PARIBAS
SECURITIES SERVICES



Date: 12-Nov-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 2

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Billabong International Limited.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 835 874

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 10-Nov-2004
The previous notice was given to the company on 08-Nov-2004
The previous notice was dated 04-Nov-2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
8-Nov-2004 to 9-Nov-2004	AMP Capital Investors Limited	Share acquisition	$53,729.00	Ordinary Shares 8,814	4,994
08-Nov-04	AMP Life Limited	Share acquisition	$103,445.85	Ordinary Shares 9,605	9,605
5-Nov-2004 to 10-Nov-2004	AMP Life Limited	Share disposal	-$1,893,880.96	Ordinary Shares - 176,385	-176,385
10-Nov-04	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$415,023.35	Ordinary Shares - 38,251	-38,251

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000

Authorised signatory: ______________ Date: 12/11/04

This notice of change of interests of substantial holder (ASIC Form 605) comprises 1 page/s in total.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	118,989
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	26,154 @ $2.60 per share (a) 63,604 @ $4.90 per share (a) 10,000 @ $5.35 per share (b) 11,231 @ $7.42 per share (b) 8,000 @ $8.10 per share (a)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan (b) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 November, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,989,843	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		538,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		296,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		659,003	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 19 November 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,000 @ $4.90 per share 2,166 @ $8.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 November, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
205,993,009	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
537,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
296,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
656,837	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 24 November 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,333 @ $8.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted under Billabong Executive Incentive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 November, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
205,996,342	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		537,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		296,576	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		653,504	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,883	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, *distribution or interest payment*	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 24 November 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Date: 26-Nov-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 4

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Billabong International Ltd.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: Billabong International Ltd

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 25-Nov-2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Ordinary	10,307,122	10,307,122	5.00%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,028,808	4,028,808
AMP Capital Investors Limited ("AMP Capital")	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,283,713	4,283,713
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 405,892	405,892
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 596,236	596,236
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 14,219	14,219
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 701,086	701,086
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 3	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 277,168	277,168
		Total:	10,307,122

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary: 4,028,808	4,028,808
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Ordinary: 2,251,089	2,251,089
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Ordinary: 676,050	676,050
	Asgard Capital Management Limited	Asgard SMA No. 6	Fully Paid Ordinary: 331	331
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund	Fully Paid Ordinary: 67,336	67,336
	Goldman Sachs	AMP Capital Investors Australian Equity Long Short Fund	Fully Paid Ordinary: 132,061	132,061
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Fully Paid Ordinary: 43,353	43,353
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	Fully Paid Ordinary: 467,633	467,633
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund	Fully Paid Ordinary: 94,919	94,919
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Ordinary: 46,530	46,530
	National Nominees Pty Limited	Equipsuper	Fully Paid Ordinary: 154,378	154,378
	National Nominees Pty Limited	Unisuper	Fully Paid Ordinary: 350,033	350,033
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 405,892	405,892
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 596,236	596,236
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 14,219	14,219
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 701,086	701,086
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 277,168	277,168
			Total:	10,307,122

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capital Investors Limited	30-Jul-2004 to 8-Nov-2004	$3,539,789.20	Ordinary Shares 797,475
AMP Life Limited	28-Jul-2004 to 25-Nov-2004	$6,663,016.91	Ordinary Shares 677,896
Asgard SMA No. 6	15-Jul-2004 to 23-Aug-2004	$2,026.70	Ordinary Shares 248
Cogent Nominees Pty Limited	16-Aug-2004 to 25-Nov-2004	$596,956.01	Ordinary Shares 65,666
Cogent Nominees Pty Limited <SMP Accounts>	30-Jul-2004 to 25-Nov-2004	$2,313,039.72	Ordinary Shares 261,540

Equipsuper	16-Aug-2004 to 18-Aug-2004	$72,774.66	Ordinary Shares 9,031
Government Employees Superannuation Board	18-Nov-2004 to 25-Nov-2004	$502,322.21	Ordinary Shares 46,530
Queensland Local Government Superannuation Board	18-Nov-2004 to 25-Nov-2004	$468,024.39	Ordinary Shares 43,353
State Authority Superannuation Enhanced Index Share Fund	29-Oct-04	$996,649.50	Ordinary Shares 94,919
State Authority Superannuation Scheme	16-Aug-2004 to 18-Aug-2004	$292,017.21	Ordinary Shares 36,238
UniSuper Limited	16-Aug-2004 to 18-Aug-2004	$241,257.87	Ordinary Shares 29,939

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors (NZ) Limited	City Tower, 95 Custom House Quay, Wellington, N.Z.
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
BT Australian Equity Fund	Locked Bag 7, Royal Exchange, Sydney NSW 1225
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Superannuation Plan	Level 11, 175 Pitt Street, Sydney NSW 2000
Commonwealth Custodial Services Limited	308 - 315 George Street, Sydney NSW 2000
Dynamic Australia Fund	16 Boulevard Royal, PO Box 14, L-2010, Luxembourg
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Health Superannuation Pty Limited	697 Burke Road, Camberwell VIC 3124
Henderson Global Investors Limited	3 Finsbury Ave, London EC2M 2PA, United Kingdom
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
Local Authorities Superannuation Board	468 St. Kilda Road, Melbourne VIC 3000
London Life Limited	1 Norton Folgate, E16DA, United Kingdom
MN Services Asian Real	c/- 271 Collins Street, Melbourne VIC 3000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
New Zealand Central Securities Depository Limited	PO Box 2098, Wellington, New Zealand
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
Pearl Assurance plc	55 Moorgate, London ECZR 6PA, United Kingdom
Permanent Trustee Australia Limited	35 Clarence Street, Sydney NSW 2000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000
Westpac Custodian Nominees Limited	50 Pitt Street, Sydney, NSW, 2000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000

Authorised signatory: ____________ Date: 25/11/04

This Initial Substantial Holder Notice (ASIC Form 603) comprises 3 page/s in total.


BNP PARIBAS
SECURITIES SERVICES

12/1/04

Date: 30-Nov-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 2

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Billabong International Limited.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Billabong International Limited**

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 29-Nov-2004
The previous notice was given to the company on 26-Nov-2004
The previous notice was dated 25-Nov-2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
29-Nov-04	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$251,593.06	Ordinary Shares - 22,700	-22,700
25-Nov-2004 to 29-Nov-2004	AMP Capital Investors Limited	Share disposal	-$752,555.36	Ordinary Shares - 101,150	-70,205
26-Nov-2004 to 29-Nov-2004	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$391,679.71	Ordinary Shares - 35,937	-35,937

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000

Authorised signatory: [signature] Date: 30/11/04

This notice of change of interests of substantial holder (ASIC Form 605) comprises 1 page/s in total.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,523
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16,697 @ $5.35 per share 826 @ $7.70 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 December, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,013,865	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		537,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		279,879	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		653,504	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,057	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

    - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

    - There is no reason why those +securities should not be granted +quotation.

    - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

        Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

    - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

    - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 3 December 2004

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LTD

ACN/ABN
084 923 946

Corporate key
59633244

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 98 05

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
[ ] Director
[X] Company secretary

Signature
William W Bass

Date signed
02/07/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	131,806	NIL	NIL
	452	$7.70	NIL
	37,752	$5.35	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 8 / 0 6 / 0 4

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		203,355,344	298,434,929	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

2 8 / 0 6 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
596 33 244

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS, QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
13/07/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	5 000	5.35	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

13/07/04
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		203360344	298461679	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
13/07/04

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LTD

ACN/ABN
084 923 946

Corporate key
59633244

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 98 05

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs 30 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
19/07/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	105 763	5.35	NIL
ORD	2 212	7.70	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 9 / 0 7 / 0 4

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		203468319	299044543	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

1 9 / 0 7 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LTD

ACN/ABN
084 923 946

Corporate key
59633244

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 98 05

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

gnature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
10/08/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,500	$5.35	NIL
ORD	5,742	$7.70	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

10/08/04

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		203,476,561	299,102,132	

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

10/08/04

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LTD

ACN/ABN
084 923 946

Corporate key
59633244

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 98 05

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
[ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
13/09/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,002,539	$2.60	NIL
ORD	112,536	$4.90	NIL
ORD	451	$6.32	NIL
ORD	903	$7.70	NIL
ORD	43,331	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

10/09/04
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		204,636,321	302,620,944	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
10/09/04

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LTD

ACN/ABN
084 923 946

Corporate key
59633244

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 98 05

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
24/09/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	881,542	$2.60	NIL
ORD	69,724	$4.90	NIL
ORD	20,000	$5.35	NIL
ORD	4,000	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

24/09/04

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		205,611,587	305,394,001	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

20/09/04

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities & Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LTD

ACN/ABN
084 923 946

Corporate key
59633244

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 98 05

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
 hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
04/11/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
BBGAM	20,000	$5.35	NIL
BBGAK	223,078	$2.60	NIL
BBGAI	9,523	$4.90	NIL
BBGAS	6,666	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

04/11/04

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	FULLY PAID ORDINARY	205,870,854	306,181,661	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

04/11/04

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
William Bass

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 9805

Postal address
PO Box 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
15

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
William Bass

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
1 2 / 1 1 / 0 4
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☒ Company name

WESTPAC CUSTODIAN NOMINEES LIMITED

ACN/ARBN/ABN

002 861 565

Office, unit, level or PO Box number

Street number and Street name

Level 1, 50 Pitt Street

Suburb/City

SYDNEY

State/Territory

NSW

Postcode

2000

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

0 2 / 0 6 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	109,343		24,149,065			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

/ /
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: NATIONAL NOMINEES LIMITED

ACN/ARBN/ABN: 004 278 899

Office, unit, level or PO Box number: GPO Box 1406M

Street number and Street name:

Suburb/City: MELBOURNE

State/Territory: VIC

Postcode: 3001

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 0 2 / 0 6 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	3,743,538		20,263,013			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: __ __ / __ __ / __ __
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: JP MORGAN NOMINEES AUSTRALIA LIMITED

ACN/ARBN/ABN: 002 899 961

Office, unit, level or PO Box number:

Street number and Street name: Locked Bag 7

Suburb/City: SYDNEY

State/Territory: NSW

Postcode: 2001

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 0 2 / 0 6 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD		1,193,186	16,342,215			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: ☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: ANZ NOMINEES LIMITED

ACN/ARBN/ABN: 005 357 568

Office, unit, level or PO Box number: GPO Box 2842AA

Street number and Street name:

Suburb/City: MELBOURNE

State/Territory: VIC

Postcode: 3001

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 2 5 / 0 5 / 0 4 [D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	1,723,096		5,224,922			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: ☐ ☐ / ☐ ☐ / ☐ ☐ [D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: COGENT NOMINEES PTY LIMITED

ACN/ARBN/ABN: 084 150 023

Office, unit, level or PO Box number: PO Box R209

Street number and Street name:

Suburb/City: ROYAL EXCHANGE

State/Territory: NSW

Postcode: 1225

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 0 2 / 0 6 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	289,372		2,404,910			Y	Y	Y
ORD	2,537,804		5,139,736					

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: ☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☒ Company name

AMP LIFE LIMITED

ACN/ARBN/ABN

079 300 379

Office, unit, level or PO Box number

PO Box R209

Street number and Street name

Suburb/City

ROYAL EXCHANGE

State/Territory

NSW

Postcode

1225

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

0 2 / 0 6 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	1,808,948		3,773,171			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☒ Company name

CITICORP NOMINEES PTY LTD

ACN/ARBN/ABN

000 809 030

Office, unit, level or PO Box number

GPO BOX 764G

Street number and Street name

Suburb/City

MELBOURNE

State/Territory

VIC

Postcode

3001

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

2 7 / 0 2 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD		665,210	3,561,163			Y	Y	Y
ORD	292,721		3,060,384			Y	Y	Y
ORD		296,790	2,469,337			Y	Y	Y
RD	180,753		2,238,603			Y	Y	Y
ORD	143,990		1,945,251			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

/ /
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☒ Company name

CITICORP NOMINEES PTY LTD

ACN/ARBN/ABN

000 809 030

Office, unit, level or PO Box number

GPO BOX 764G

Street number and Street name

Suburb/City

MELBOURNE

State/Territory

VIC

Postcode

3001

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

2 7 / 0 2 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	1,921,350		1,921,350			y	y	y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☒ Company name

CHRISTIE (QLD) PTY LTD

ACN/ARBN/ABN

084 908 092

Office, unit, level or PO Box number

PO Box 6268

Street number and Street name

Suburb/City

GOLD COAST MAIL CENTRE

State/Territory

QLD

Postcode

9726

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

1 3 / 0 9 / 0 4
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	2,826,364		2,826,364			Y	Y	Y
ORD	250,000		250,000			Y	Y	N
ORD	1,250,000		1,250,000			Y	Y	N

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

1 3 / 0 9 / 0 4
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: IOOF INVESTMENT MANAGEMENT LIMITED

ACN/ARBN/ABN: 006 695 021

Office, unit, level or PO Box number:

Street number and Street name: Level 29, 303 Collins Street

Suburb/City: MELBOURNE

State/Territory: VIC

Postcode: 3001

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 2 0 / 1 1 / 0 3 [D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	395,253		2,399,983			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: ☐☐ / ☐☐ / ☐☐ [D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

[X] Family name: NAUDE
Given names: PAUL

OR

[ ] Company name:

ACN/ARBN/ABN:

Office, unit, level or PO Box number:

Street number and Street name: 31072 Brooks Street

Suburb/City: LAGUNA BEACH

State/Territory: CA

Postcode: 92651

Country (if not Australia): USA

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 20 / 09 / 04 [D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD	19,232		2,056,179			Y	Y	Y

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: __ / __ / __ [D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: BILLYTOO

ACN/ARBN/ABN: 085 274 924

Office, unit, level or PO Box number: PO Box 525

Street number and Street name:

Suburb/City: currumbin

State/Territory: QLD

Postcode: 4223

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 1 0 / 0 3 / 0 4 [D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD		470,578	1,332,455			Y	Y	N
		25,196	see note *A*					

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: /   /   [D D] [M M] [Y Y]

NOTE *A* : THESE SHARES ARE HELD PERSONALLY BY COLETTE PAULL AND WERE INCORRECTLY INCLUDED IN LAST YEAR'S RETURN.

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☒ Company name

RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LTD

ACN/ARBN/ABN

097 125 123

Office, unit, level or PO Box number

GPO Box 5430

Street number and Street name

Suburb/City

SYDNEY

State/Territory

NS

Postcode

2001

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

2 9 / 1 0 / 0 3
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD		2,267,565	145,072			Y	Y	N
ORD		941,830	233,030					

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED

ACN/ARBN/ABN: 003 094 568

Office, unit, level or PO Box number: GPO Box 5302

Street number and Street name:

Suburb/City: SYDNEY

State/Territory: NSW

Postcode: 2001

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change: 2 8 / 1 0 / 0 4 [D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)
ORD		514,748	1,106,708			Y	Y	N

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: [D D] / [M M] / [Y Y]

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
- [ ] Director
- [x] Company secretary

Signature
William Bass

Date signed
1 9 / 1 1 / 0 4
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	26,154	$2.60	NIL
ORD	63,604	$4.90	NIL
ORD	10,000	$5.35	NIL
ORD	11,231	$7.42	NIL
ORD	8,000	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 9 / 1 1 / 0 4
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		205,989,843	306,762,955	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 9 / 1 1 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
2 4 / 1 1 / 0 4
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,000	$4.90	NIL
ORD	5,499	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 4 / 1 1 / 0 4
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		205,996,342	306,812,397	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 4 / 1 1 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BILLABONG INTERNATIONAL LIMITED

ACN/ABN: 084 923 946

Corporate key: 95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: WILLIAM BASS

ASIC registered agent number (if applicable): 18735

Telephone number: 07 5589 9805

Postal address:
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: WILLIAM BASS

Capacity
- [ ] Director
- [x] Company secretary

Signature: William Bass

Date signed: 03/12/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	16,697	$5.35	NIL
ORD	826	$7.70	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[ ] [3] / [1] [2] / [0] [4]
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

[ ] Yes
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

[X] No
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,013,865	306,908,086	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
[0] [3] / [1] [2] / [0] [4]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes
[X] No

BILLABONG INTERNATIONAL LIMITED (BBG)

List of Documents Filed 2005

Rule 12g3-2(b)(1)(ii)

Document:	Date Issued:	Required By:	Source:
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	01/14/05	ASX[1]	ASX Website
Announcement—New Chairman	01/17/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	01/31/05	ASX	ASX Website
Announcement—Appointment and Resignation of Company Secretary	02/01/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	02/11/05	ASX	ASX Website
Half Yearly Report and Accounts	02/21/05	ASX	ASX Website
Media Release—Half-Year Results	02/21/05	ASX	ASX Website
Half Year Results Summary	02/21/05	ASX	ASX Website
Form 603—Notice of Initial Substantial Holder (ING Australia Holdings Limited)	02/21/05	ASX	ASX Website
Form 603—Notice of Initial Substantial Holder (FMR Corp.)	02/24/05	ASX	ASX Website
Form 603—Notice of Initial Substantial Holder (AMP Limited)	02/24/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	02/28/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	03/10/05	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Pemberton)	03/17/05	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (O'Neill)	03/17/05	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Naude)	03/17/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	03/22/05	ASX	ASX Website

[1] ASX=Australian Stock Exchange

Document:	Date Issued:	Required By:	Source:
Form 604—Notice of Change of Interests of Substantial Holder (Concord Capital)	03/22/05	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (O'Neill)	03/29/05	ASX	ASX Website
Appendix 3Y—Change of Director's Interest Notice (Naude)	03/29/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	04/01/05	ASX	ASX Website
Form 605—Notice of Ceasing To Be a Substantial Holder (Concord Capital)	04/20/05	ASX	ASX Website
Form 605—Notice of Ceasing To Be a Substantial Holder (AMP Limited)	04/27/05	ASX	ASX Website
Form 604—Notice of Change of Interests of Substantial Holder (ING Australia Holdings Limited)	05/12/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	05/13/05	ASX	ASX Website
Announcement—Element to Launch Footwear Line	05/27/05	ASX	ASX Website
Form 603—Notice of Initial Substantial Holder (Concord Capital)	06/02/05	ASX	ASX Website
Form 604—Notice of Change of Interests of Substantial Holder (Commonwealth Bank of Australia)	06/17/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	06/28/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	08/09/05	ASX	ASX Website
Appendix 3B-- New Issue Announcement, Application for Quotation of Additional Securities and Agreement	08/11/05	ASX	ASX Website
Amended Appendix 3B (Amending 08/11/05 Filing)	08/18/05	ASX	ASX Website
Unlisted Share Options Reconciliation	08/18/05	ASX	ASX Website
Preliminary Final Report	08/19/05	ASX	ASX Website
Media Release	08/19/05	ASX	ASX Website
Full Financial Report 2004-2005	08/19/05	ASX	ASX Website
Full Year Results 2004-2005	08/19/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	08/31/05	ASX	ASX Website

Document:	Date Issued:	Required By:	Source:
Form 603 --Notice of Initial Substantial Holder (Australia and New Zealand Banking Group Limited)	09/07/05	ASX	ASX Website
Appendix 3B—New Issue Announcement, Application for Quotation of Additional Securities and Agreement	09/16/05	ASX	ASX Website
Shareholder Information Page—BBG Website			BBG Website
04/05 Concise Annual Report	08/19/05		BBG Website, Shareholder Information Page
Explanatory Memorandum	(09/20/05)		BBG Website, Shareholder Information Page
Summary of the Billabong Executive Performance Share Plan 2005/06			BBG Website, Shareholder Information Page
Constitution of Billabong International Ltd.			BBG Website, Shareholder Information Page
Billabong Executive Performance Share Plan - Plan Rules			BBG Website, Shareholder Information Page
Billabong Executive Performance Share Plan Trust Deed – Australia			BBG Website, Shareholder Information Page
Billabong Executive Performance Share Plan Trust Deed – International			BBG Website, Shareholder Information Page
2005 Announcements	08/09/05 through 09/20/05		BBG Website, Announcements Page
Form 484 – Change to Company Details – Share Issue	01/18/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	01/31/05	ASIC	Billabong ASIC lodgement file

Document:	Date Issued:	Required By:	Source:
Form 484 – Change to Company Details – Change of Officers and Share Issue	02/11/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	02/28/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	03/10/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	03/22/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	04/01/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	05/13/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Change of Officers Address	05/24/05	ASIC	Billabong ASIC lodgement file
Form 484 – Change to Company Details – Share Issue	06/28/05	ASIC	Billabong ASIC lodgement file

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement



Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,000 @ $5.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 January, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,038,865	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		537,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		254,879	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		653,504	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,057	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 14 January 2005

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

ANNOUNCEMENT

17 January 2005

TED KUNKEL ELECTED AS CHAIRMAN

Billabong wishes to advise that, as foreshadowed at its Annual General Meeting, Mr Ted Kunkel has been elected Chairman of the Board, effective 14 January, 2005.

Mr Gary Pemberton will remain on the Board as a Director.

William Bass
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,000 @ $5.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 January, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,058,865	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		537,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		234,879	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		653,504	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,057	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: William Bass (Company Secretary) Date: 31 January 2005

Print name: William Bass

== == == == ==

+ See chapter 19 for defined terms.



Billabong
International
Limited

1 February 2005

APPOINTMENT AND RESIGNATION OF COMPANY SECRETARY

The Directors advise that Mr William Bass has resigned as Company Secretary and Public Officer of Billabong International Limited with effect from 1 February 2005.

The Directors advise that Mr Craig White has been appointed as Company Secretary and Public Officer of Billabong International Limited with effect from 1 February 2005.

Derek O'Neill

Chief Executive Officer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,796
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	38,796 @ $5.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 February, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,097,661	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		537,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		196,083	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		57,500	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		653,504	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		50,057	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		59,675	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 11 February 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.





Billabong International Limited

ABN 17 084 923 946

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads Qld 4220.

:: APPENDIX 4D

:: HALF-YEAR REPORT 31 DECEMBER 2004





vonzipper

element

APPENDIX 4D
Half Yearly Report

Billabong International Limited
ABN 17 084 923 946

Extracts from this report for announcement to the market.

	Half-year		Change	
	2004 $'000	2003 $'000	$'000	%
Total revenue from ordinary activities	421,876	307,055	114,821	37.4
Profit from ordinary activities after tax attributable to members	70,119	40,628	29,491	72.6
Net profit for the period attributable to members	70,119	40,628	29,491	72.6
Adjusted net profit for the period attributable to members	70,119	40,628	29,491	72.6

Dividends	Amount per Security	Franked amount per security
Interim dividend	17.5 cents	17.5 cents
Previous corresponding period interim dividend	12.5 cents	12.5 cents

Record date for determining entitlements to the dividend is 24 March 2005.

Explanation of Results

Please refer to the Review of Operations within the Directors Report for an explanation of the results.

Your directors present their report on the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2004.

Directors

The following persons were directors of Billabong International Limited during the whole of the half-year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson AC
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull
G.M. Pemberton AC

Review of Operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues		Segment EBITDA	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Australia/NZ/Japan	160,833	103,427	59,413	32,024
America	175,578	128,416	32,753	18,462
Europe	82,678	73,355	15,824	14,261
Rest of the World	1,803	1,258	1,803	1,258
	420,892	306,456	109,793	66,005
Less Interest			(2,450)	(2,564)
Depreciation and Amortisation			(5,924)	(5,022)
Profit from ordinary activities before income tax expense			101,419	58,419
Income tax expense			(31,300)	(17,791)
Profit from ordinary activities after income tax expense			70,119	40,628

Comments on the operations and the results of those operations are set out below:

Consolidated Result
The first half of the 2004-05 financial year has been characterised by strong growth for Billabong International Limited and the entities it controlled. The result has been built on the back of strong trading conditions in Australia and the United States.

Net profit after tax for the half-year ended 31 December 2004 was $70.1 million, an increase of 72.6% on the corresponding period ended 31 December 2003. Global sales revenue was up 37.3% to $419.1 million from $305.2 million in the previous corresponding period. Group EBITDA margins lifted to 26.2% from 21.6% in the previous corresponding period and EPS increased 70.2% to 34.2 cents a share.

Sales grew strongly in all regions, with Australasian revenue up 55.5%, the Americas up 36.8% (or 45.8% in US dollars) and Europe up 12.7% (or 10.5% in Euros).

Americas
The group experienced another very strong half in the Americas region, with sales for the half-year ended 31 December 2004 of USD$127.6 million, up from USD$87.5 million for the previous corresponding period. This represents growth of 45.8% in US dollars, or 36.8% in Australian dollars. EBITDA margins strengthened to 18.7%, from 14.4% for the previous corresponding period.

The overall result is indicative of both a growing market for board sports apparel and accessories and increased penetration by the group's brands.

From a brand perspective, Billabong showed double digit growth with girls again the strongest growth and mens performing well. Element continued to show its potential and achieved record growth. Product focus, marketing and athletes helped Element achieve significant gains across the country. Strong growth was also achieved by Von Zipper, while the addition of Honolua retail made a good contribution to sales. The Honolua wholesale apparel line debuted in December and is achieving its initial targets.

Outside of the key market of the USA, larger territories such as Canada and Brazil performed well. Brazil showed the benefit of a tighter management focus to increase sales revenue more than 60%.

Europe
The European business recorded steady growth, with sales lifting to €47.3 million for the half-year ended 31 December 2004 from €42.8 million in the previous corresponding period. This represents growth of 10.5% in Euros, or 12.7% in Australian dollars. EBITDA margins remained strong. This was a particularly pleasing result given the challenging retail environment in Europe, where the absence of cold weather in the first months of winter affected sales. On a regional level, Italy and Belgium were strong, while France and Spain performed well.

Both Element and Von Zipper contributed to growth, both in revenue and margin improvement.

Australasia
The Australasian business has been exceptionally strong. Buoyant retail conditions and consistent consumer demand for Billabong's product lines have led to a sales increase of 55.5% to $160.8 million for the half-year ended 31 December 2004. EBITDA of $59.4 million for the six months was up 85.6% on the prior corresponding period, while EBITDA margins remained healthy.

The Australian retail environment maintained its momentum all throughout the period. Billabong positioned itself to capitalise on the strength in the local market by introducing strategic range planning, coupled with a tighter product focus, to quickly respond to market demand.

Element apparel and accessories maintained its strong momentum. The success of Element as a skate-based youth lifestyle brand in Australia and New Zealand is mirroring an established trend in the US.

Palmers Surf and its Kustom footwear brand, which were incorporated into Billabong from October 1, 2004, have contributed $6.4 million in revenue at margins comparable to those of Billabong.

Group sales in New Zealand, where sales trends across all brands mirrored those within Australia, grew significantly.

Japan continued to post solid gains and management remains focused on building Billabong as the country's leading surf brand.

Auditors' Independence Declaration

A copy of the Auditors' Independence Declaration as required under Section 307C of the *Corporations Act 2001* is set out on page 15.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of the directors.

Ted Kunkel
Chairman

Gold Coast, 21 February 2005

	Notes	Half-year 2004 $'000	Half-year 2003 $'000
Revenue from ordinary activities		421,438	306,876
Interest received		438	179
Total Revenue		421,876	307,055
Borrowing costs expense		(2,887)	(2,743)
Other expenses from ordinary activities		(317,570)	(245,893)
Profit from ordinary activities before income tax expense		101,419	58,419
Income tax expense		(31,300)	(17,791)
Net profit attributable to members of Billabong International Limited		70,119	40,628
Net exchange differences on translation of financial reports of foreign controlled entities		(1,999)	(3,262)
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity		(1,999)	(3,262)
Total changes in equity other than those resulting from transactions with owners as owners		68,120	37,366
		Cents	Cents
Basic earnings per share	9	34.24	20.12
Diluted earnings per share	9	34.18	19.93

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

	Notes	Half-year 2004 $'000	June 2004 $'000	Half-year 2003 $'000
Current assets				
Cash assets		70,843	56,086	38,342
Receivables	3	148,860	169,272	128,565
Inventories		107,552	103,539	96,638
Deferred tax assets		7,814	9,241	5,397
Other		12,969	8,274	10,277
Total current assets		348,038	346,412	279,219
Non-current assets				
Receivables		1,902	2,293	1,481
Property, plant and equipment		36,340	35,344	34,597
Intangible assets		535,461	517,131	517,024
Other		3,545	—	—
Total non-current assets		577,248	554,768	553,102
Total assets		925,286	901,180	832,321
Current liabilities				
Payables		89,174	112,603	93,121
Interest bearing liabilities		6,118	2,116	1,676
Current tax liabilities		11,721	9,177	4,286
Total current liabilities		107,013	123,896	99,083
Non-current liabilities				
Interest bearing liabilities		143,361	149,052	134,659
Deferred tax liabilities		47,251	48,655	47,810
Provisions		1,207	1,035	437
Total non-current liabilities		191,819	198,742	182,906
Total liabilities		298,832	322,638	281,989
Net assets		626,454	578,542	550,332
Equity				
Parent entity interest				
Contributed equity		307,040	298,462	294,056
Reserves		147,258	149,257	146,507
Retained profits		172,156	130,823	109,769
Total parent entity interest		626,454	578,542	550,332
Total equity		626,454	578,542	550,332

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

For the half-year ended 31 December 2004

	Notes	Half-year 2004 $'000	2003 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of GST)		450,767	321,400
Payments to suppliers and employees (inclusive of GST)		(364,063)	(273,911)
		86,704	47,489
Interest received		403	179
Other revenue		2,642	636
Borrowing costs		(3,076)	(2,802)
Income taxes paid		(30,856)	(27,110)
Net cash inflow from operating activities		55,817	18,392
Cash flows from investing activities			
Payments for property, plant and equipment		(6,774)	(8,614)
Payments for intangible assets		(20,909)	(58)
Proceeds from sale of property, plant and equipment		74	—
Net cash inflow (outflow) from investing activities		(27,609)	(8,672)
Cash flows from financing activities			
Proceeds from issues of shares and other equity securities	6	8,522	3,579
Proceeds from borrowings		44,447	41,994
Repayment of borrowings		(35,927)	(21,732)
Dividends paid		(28,786)	(25,277)
Net cash inflow (outflow) from financing activities		(11,744)	(1,436)
Net increase (decrease) in cash held		16,464	8,284
Cash at the beginning of the reporting period		56,086	30,835
Effects of exchange rate changes on cash		(1,707)	(777)
Cash at the end of the financial year		70,843	38,342

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the types normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a) **International Financial Reporting Standards (IFRS)**

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to Australian equivalents to IFRS, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports to the Audit Committee. To date the project team has analysed the Australian equivalents to IFRS and has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Pending Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity.

Major changes identified to date that will be required to the consolidated entity's existing accounting policies include the following:

(i) *Income tax*

Under the Australian equivalent to IAS 12 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

(ii) *Intangible assets – goodwill*

Under the Australian equivalent to IFRS 3 Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years.

(iii) *Equity-based compensation benefits*

Under the Australian equivalent to IFRS 2 Share-based Payment, equity-based compensation to employees will be recognised as an expense in respect of the services received.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

Note 1. Basis of preparation of half-year financial report (continued)

(iv) *Financial instruments*
Under the Australian equivalent to IAS 32 Financial Instruments: Disclosure and Presentation of the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under the Australian equivalent to IAS 39 Financial Instruments: Recognition and Measurement there may be major impacts as a result of:

- interest rate swap contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the contract expires, in which case the amounts recognised in equity will be included in interest expense.

- foreign exchange contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs, in which case the amounts recognised in equity will be included in the initial cost of the assets acquired. Currently, the costs or gains arising under contracts together with any realised or unrealised costs or gains from remeasurement are included in assets or liabilities as deferred losses or deferred gains.

This differs to current treatment.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS.

Note 2. Segment information

Primary Reporting - Geographical segments

Half-year 2004	Australia/NZ Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	160,833	175,578	82,678	–	419,089
Other revenue, including interest revenue	927	57	–	1,803	2,787
Total segment revenue	161,760	175,635	82,678	1,803	421,876
Segment result	80,294	19,396	8,300	1,803	109,793
Less depreciation	(1,230)	(1,755)	(1,282)	–	(4,267)
Less amortisation	(1,357)	(300)	–	–	(1,657)
Less interest expense	(709)	(1,209)	(532)	–	(2,450)
Profit from ordinary activities before related income tax expense	76,998	16,132	6,486	1,803	101,419
Half-year 2003					
Sales to external customers	103,427	128,416	73,355	–	305,198
Other revenue, including interest revenue	576	23	–	1,258	1,857
Total segment revenue	104,003	128,439	73,355	1,258	307,055
Segment result	49,202	7,113	8,432	1,258	66,005
Less depreciation	(1,005)	(1,536)	(1,161)	–	(3,702)
Less amortisation	(1,320)	–	–	–	(1,320)
Less interest expense	(1,361)	(658)	(545)	–	(2,564)
Profit from ordinary activities before related income tax expense	45,516	4,919	6,726	1,258	58,419

Note 3. Current assets - Receivables

	Half-year	
	2004 $'000	2003 $'000
Trade debtors	140,219	95,577
Less: Provision for doubtful debts	(10,409)	(7,870)
	129,810	87,707
Other debtors	19,050	40,858
	148,860	128,565

Other debtors
This amount includes $15.8m (2003 - $37.3m) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

Note 4. Dividends

	Half-year	
	2004 $'000	2003 $'000
Ordinary shares		
Dividends provided for or paid during the half-year, 8 November 2004 (2003 - 10 November 2003)	28,786	25,277
Dividends not recognised at 31 December 2004		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 17.5 cents (2003 - 12.5 cents) per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 11 April 2005 (14 April 2004) out of retained profits at the end of the half-year, but not recognised as a liability, is	36,052	25,293

Billabong International Ltd does not have a dividend distribution plan in place.

Note 5. NTA backing

	Half-year	
	2004	2003
Net tangible asset backing per ordinary share	$0.44	$0.16
Adjusted net tangible asset backing per ordinary share	$0.44	$0.16

Note 6. Equity securities issued

	Half-year		Half-year	
	2004 Shares	2003 Shares	2004 $'000	2003 $'000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Billabong Executive Incentive Option Plan	2,468,427	663,821	7,433	2,183
Exercise of options issued under the Element acquisition agreement	199,291	261,017	1,089	1,396
	2,667,718	924,838	8,522	3,579
Issues of other equity securities during the half-year				
Issue of options under the Element skate acquisition agreement			56	76

Note 7. Contingent liabilities

There has been no change in the nature of contingent liabilities of the consolidated entity since the last annual reporting date.

Note 8. Investments in controlled entities

Name of entity		Country of Incorporation	Class of shares	Equity holding	Equity holding
				2004	2003
				%	%
Burleigh Point, Ltd		USA	Ordinary	100	100
- Burleigh Point Canada, Inc.		Canada	Ordinary	100	100
- VeeZee, Inc.		USA	Ordinary	100	100
- Element Skateboards, Inc.		USA	Ordinary	100	100
- Billabong Retail, Inc.		USA	Ordinary	100	100
- Honolua Surf International	*	USA	Ordinary	100	–
GSM (Europe) Pty Ltd		Australia	Ordinary	100	100
GSM Espana Operations		Spain	Ordinary	100	100
GSM Rocket Europe		France	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Germany Retail GMBH		Germany	Ordinary	100	100
GSM Belgium Retail		Belgium	Ordinary	100	100
GSM Netherlands BV	*	Netherlands	Ordinary	100	–
Pineapple Trademarks Pty Ltd		Australia	Ordinary	100	100
GSM (Trademarks) Pty Ltd		Australia	Ordinary	100	100
GSM (Operations) Pty Ltd		Australia	Ordinary	100	100
- GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
- ACN 006 819 183 Pty Ltd		Australia	Ordinary	100	100
- GSM (Central Sourcing) Pty Ltd		Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd		Australia	Ordinary	100	100
Sanmaree Pty Ltd		Australia	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM (Duranbah) Pty Ltd	*	Australia	Ordinary	100	–

* These entities were incorporated during the half-year ended 31 December 2004.

2004 Acquisition of Controlled Entities
During the half-year ended 31 December 2004 there were no entities over which control was gained or lost, however, on 30 September 2004, GSM (Duranbah) Pty Ltd acquired the assets and liabilities comprising the "Palmer Surf" apparel and retail operation. Additionally, on 15 October GSM Investments Limited acquired the assets and liabilities comprising the "Beach Access" retail operation.

2003 Acquisition of Controlled Entities
During the half-year ended 31 December 2003 there were no entities over which control was gained or lost, however, effective from 1 December 2003, Pineapple Trademarks Pty Ltd and GSM Investments Ltd acquired the assets and liabilities comprising the "Honolua Surf Company" apparel and retail operation.

Note 9. Earnings per share

	Half-year	
	2004 Cents	2003 Cents
Basic earnings per share	34.24	20.12
Diluted earnings per share	34.18	19.93

In the directors opinion:

(a) the financial statements and notes set out on pages 4 to 11 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial period ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Ted Kunkel
Chairman

Gold Coast, 21 February 2005

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Billabong International Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Billabong International Limited Group (defined below) as at 31 December 2004 and of its performance for the half-year ended on that date, and

- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Billabong International Limited Group (the consolidated entity), for the half-year ended 31 December 2004. The consolidated entity comprises both Billabong International Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and

- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Gold Coast
21 February 2005

As lead auditor for the review of Billabong International Limited for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Gold Coast
21 February 2005



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

BILLABONG INTERNATIONAL FIRST-HALF UP 73%

Billabong International Limited today announced a 73% rise in net profit after tax for the first six months of the 2004-05 financial year.

Net profit after tax was $70 million, up from $41 million in the prior corresponding period.

Group sales revenue rose 37% to $419 million, up from $305 million previously, while earnings per share lifted 70% to 34 cents per share.

Directors declared an interim dividend of 17.5 cents a share, fully franked. The interim dividend is 40% up on the previous year.

Billabong's chief executive officer, Derek O'Neill, said the result reflected a very strong retail environment in several key markets.

"It has certainly been an exceptional six months at a retail level, particularly in the company's leading markets of Australia and the US, and this was boosted by consistent customer demand for Billabong's product lines," Mr O'Neill said.

Mr O'Neill said all of the group's brands made a positive contribution to the result.

"Billabong continues to build on its global presence, Element again experienced exceptional growth and Von Zipper achieved increased market penetration and awareness," he said.

"Honolua Surf Company is building nicely and Palmers Surf and the associated Kustom footwear brand have been integrated into the business and offer exciting growth prospects."

At a regional level, sales in Australasia lifted 56% to $161 million and EBITDA grew 86% to $59 million.

In the Americas, sales grew 46% (37% in Australian dollars) to $USD128 million, while in Europe sales lifted 11% (13% in Australian dollars) to €47 million.

Mr O'Neill said the exceptional growth in the Australian market boosted the group's first-half sales beyond historically established levels.

"A repeat of these exceptional growth levels is not expected in the second half, which is traditionally weighted to the northern hemisphere summer," Mr O'Neill said.

"However, given the general strength of the business and the growth expected from the current order book, the company has the confidence to upgrade its full-year guidance from the previously advised 30%.

"In the absence of any unforeseen circumstances, Billabong now anticipates the full-year growth in net profit after tax and EPS will be in the range of 40%."

--000--

04/05
half year results summary



Billabong International Limited
ABN: 17 084 923 946





Address by Derek O'Neill

Billabong's Chief Executive Officer

The first half of the 2004-05 financial year has been characterised by extraordinary growth for the Billabong group. The result has been built on the back of strong trading conditions in Australia and the United States.

All key financial indicators showed significant growth, with net profit after tax up 72.6% to $70.1 million (from $40.6 million in the previous corresponding period), global sales revenue up 37.3% to $419.1 million (from $305.2 million), group EBITDA margins lifted to 26.2% (from 21.6%) and EPS up 70.2% to 34.2 cents a share.

Directors declared an interim dividend of 17.5 cents a share, fully franked. The dividend is up 40.0% on the previous corresponding period.

Sales grew strongly in all regions, with Australasian revenue up 55.5%, the Americas up 36.8% (or 45.8% in US dollars) and Europe up 12.7% (or 10.5% in Euros).

While most areas of the business performed at a high level, there were a number of exceptional contributions that should be noted:

- Very strong retail conditions in Australia.
- The benefit of a stronger Australian dollar in purchasing, which is in contrast to the previous corresponding period when large currency fluctuations weighed heavily on the company's reported results.
- A full six-month contribution from Honolua Surf Company, as opposed to one months' contribution in the previous corresponding half.
- The inclusion of Palmers Surf and its Kustom footwear brand, which contributed to the group from October 1, 2004.

Shortly I will hand over to Billabong's chief financial officer Craig White, who joined the company in November after a successful career with The Coca-Cola Company.

Ahead of that, I would like to make the following point. While I am the first to welcome and accept the exceptional first-half growth, my experience in the industry leads me to caution those who expect it to be consistently repeated. Indeed, Billabong is expecting to return closer to more historical growth rates in the second half and the company sees no need to alter its mid-term target of the consistent delivery of 15% annual EPS growth.



MARKET OVERVIEW

GENERAL

Retail conditions remained particularly buoyant in Australia and the Americas and the strength and continued emergence of the global boardsports market was evident across the full brand portfolio. Trading conditions remained strong throughout the six-month period, with encouraging signs moving into the second half. This, combined with innovative and targeted marketing campaigns, kept Billabong at the forefront of the surf world and led to further market penetration of the group's emerging brands.

AMERICAS:

Billabong experienced another very strong half in the Americas, with sales of USD$127.6 million (up from USD$87.5 million). This represents growth of 45.8%, or 36.8% in Australian dollars. EBITDA margins strengthened to 18.7%, from 14.4% previously.

The overall result is indicative of both a growing market for board sports apparel and accessories and increased penetration by the group's brands.

The Billabong brand showed double-digit growth, with girls again the strongest growth category and mens performing well. Key categories remained boardshorts and denim, with shirts continuing to build. Key girls items were tops and dresses, with women's swimwear also a highlight. Good accessories growth helped contribute to rising margins.

Element continued to show its potential and achieved record growth. Product focus, marketing and athletes helped Element achieve significant gains across the country. Strong growth was also achieved by Von Zipper, while the addition of Honolua retail made a good contribution to sales. The Honolua wholesale apparel line debuted in December and is achieving its initial targets.

Outside of the key market of the USA, larger territories such as Canada and Brazil performed well. Brazil showed the benefit of a tighter management focus to increase sales revenue more than 60%.



EUROPE:

The European business recorded steady growth in the half, with sales lifting to €47.3 million from €42.8million. This represents growth of 10.5%, or 12.7% in Australian dollars. EBITDA margins remained strong.

This was a particularly pleasing result given the challenging retail environment in Europe, where the absence of cold weather in the first months of winter affected sales.

On a regional level, Italy and Belgium were strong, while France and Spain performed well.

Among the categories, mens and girls grew at similar levels. Tops were a key item along with knits and sweaters, while mens accessories maintained their recent growth. Some of the improvement in Europe also resulted from the pre-Christmas introduction of the Never Established apparel sub-range which was designed to provide the market with fresh product innovation.

Both Element and Von Zipper contributed to growth, both in revenue and margin improvement.

AUSTRALASIA:

The Australasian business has been exceptionally strong. Buoyant retail conditions and consistent consumer demand for Billabong's product lines have led to a sales increase of 55.5% to $160.8 million. EBITDA of $59.4 million was up 85.6% on the prior year, while EBITDA margins remained healthy.

The Australian retail environment maintained its momentum all throughout the period. Billabong positioned itself to capitalise on the strength in the local market by introducing strategic range planning, coupled with a tighter product focus, to quickly respond to market demand.

All categories performed well in both mens and girls, with the swing from darker urban colours to brighter washed-back colours creating great interest at retail. There was no single standout category in the period. Instead, a focus across all categories contributed to the growth.

Element apparel and accessories maintained its strong momentum. The success of Element as a skate-based youth lifestyle brand in Australia and New Zealand is mirroring an established trend in the US.



Palmers Surf and its Kustom footwear brand, which were incorporated into Billabong from October 1, 2004, have contributed $6.4 million in revenue at margins comparable to those of Billabong.

Von Zipper eyewear has rapidly established a leading position in Australian surf shops and its directional apparel line has created a strong following.

Group sales in New Zealand, where sales trends across all brands mirrored those within Australia, grew significantly.

Japan continued to post solid gains and management remains focused on building Billabong as the country's leading surf brand.

OTHER REGIONS:

The strength of the retail sector in the key regions of Australasia and the Americas has been mirrored in a range of Billabong's smaller territories.

Billabong cemented its leading brand position in South Africa, Bali showed exceptional growth and Billabong continued to grow through other markets within Indonesia. Royalties also increased from stronger sales in territories including Argentina and Israel as the brand continued to build its global presence.

BRANDS:

Billabong:

The core surf brand of Billabong, which contributes the bulk of revenue for the group, continued to grow in all territories and margins remained strong. Billabong continues to gain true international status, with the brand sold in more than 90 countries. Distribution remained tight and focused and brand management remained a priority. The traditional values of the brand have not changed and the company continues to build on these solid foundations.

Element:

The Element brand experienced exceptional growth as it continued to penetrate further into key markets, particularly in the US and, to a lesser extent, Australia. The growth was evident across both apparel and skateboard hardgoods. Global revenues grew 82.2% in local currency terms to now account for 14.3% of group sales as reported in Australian dollars.

The heightened awareness and demand for the brand has resulted in greater in-store prominence and broad-reaching appeal among both urban and board-riding communities. The brand has maintained its focus on high profile athletes, backed up by consistent skate marketing and tours. This has enabled the brand to emerge as one of the market-leading players in the boardsports arena.

Von Zipper:

The Von Zipper range has emerged as a growing and profitable division of the Billabong business. International sales lifted 38.0% in the period, with the growth evident in apparel, sunglasses and goggles. Von Zipper is now making a positive contribution in all key regions.

Honolua Surf Company:

The Honolua business maintained strong growth but comparisons with the previous corresponding period are not relevant as there was just one month of sales included in the December 2003 half.

The Honolua retail network performed well and has now grown from 19 stores to 28 stores. The group includes California's six-store Beach Access retail

operation that was purchased in October 2004. The company will continue to look at select opportunities to grow Honolua's retail presence.

During the period the Honolua wholesale range was launched in the United States. It has met with favorable feedback from retailers and early indications are promising.

Palmers Surf and Kustom:

Billabong acquired the Palmers Surf wax and accessories business and the associated Kustom footwear brand from October 1, 2004. The new businesses have exciting growth prospects and made a contribution to Australian revenue in the first half.

Kustom already has strong penetration in the Australian surf market and plans continue for further expansion into the group's Australian account base. It is anticipated that Kustom will be progressively rolled out into international markets through to the end of calendar 2005.



MARKETING:

Billabong continued its support of the Association of Surfing Professionals' World Championship Tour (WCT) and a number of its leading athletes. The highlight in the first half was the third world title success of Andy Irons, who has now earned a place among the sport's greats. Other Billabong surfers also featured heavily in the title race, with Joel Parkinson staging a great late charge to finish second, Luke Egan placing fifth, Taj Burrow sixth and 1999 world champion Mark Occhilupo 12th. Billabong's Keala Kennelly finished seventh in the women's world title.

A measure of the success of Billabong's athlete program is seen in contest results. In the past three years, Billabong surfers have contested 30 of the 33 finals of WCT events. Billabong team riders have won 20 of those 33 events and placed second in 15 of the events.

RETAIL:

Three high-profile licensed Billabong concept stores were opened in Australia and are trading well. Two of the stores are in Victoria – Torquay and the Melbourne CBD – while the third is at Pacific Fair on Queensland's Gold Coast. In the USA, licensed Billabong stores opened in Santa Cruz, California, and Vail, Colorado. Billabong also opened two company-owned stores in Japan.

There are now 32 company-owned Billabong concept or outlet stores internationally and a further 14 concept stores operated under license.

During the period Billabong also announced the planned opening of two licensed stores in New York's Times Square. One store will be a Billabong concept store, while the second adjoining outlet will be the first Element concept store. It is anticipated the two stores will open in April/May. The concept stores are viewed as an important initiative in the creation of a complete brand experience for consumers.



SUMMARY AND OUTLOOK – Year ending 30 June 2005:

The result for the first half of the 2004-05 financial year reflects the strength of Billabong and the momentum of the group's emerging brands. Revenue, margins and EPS each performed at record levels. The first half was helped by acquisitions and a favorable currency environment, which was in contrast to the negative impact of the previous corresponding period.

Exceptional growth in the Australian market boosted sales beyond historically established levels. As indicated earlier, such strong growth is not expected in the second half, which is traditionally weighted to the northern hemisphere summer.

However, given the general strength of the business and the state of the current order book, the company has the confidence to upgrade the previous guidance of 30% growth over the full year. In the absence of any unforeseen circumstances, Billabong now anticipates full-year growth will be in the range of 40% for both net profit and EPS.

Billabong has great confidence in Honolua Surf Company and the newly-acquired Kustom footwear and Palmers Surf Company business and, as evidenced in the past, the company remains opportunistic in relation to acquisitions that will help build on the growth and future prosperity of the business.

On behalf of the directors of the company, I offer my thanks and appreciation to the company's global staff for their contribution to this outstanding result. Their dedication and commitment to the maintenance of the company's core brand values remain an integral part of Billabong's ongoing success and, consequently, the continued delivery of shareholder value.

--000--





Address by Craig White

Billabong's Chief Financial Officer

Thank you Derek and good afternoon everyone.

Table 1: Consolidated Results

- The reported NPAT of $70.1m represented an increase of 72.6% over the prior year, which was a strong result. The components of this result include:

- Sales revenue of $419.1m represented a 37.3% increase over the prior year. Adjusting for the currency impact of a stronger AUD against the USD, revenue growth was 40.3%.

- Consolidated gross margins at 52.6% improved again on the prior year (50.2%).

  The gross margin improvement was attributable to three areas:

  - Increased purchasing power due to the higher AUD and Euro against the USD, which contributed over 50% of the total margin improvement.
  - Stronger sales on higher margin product, including accessories.
  - Continued improvements in the supply chain (including lower pricing and logistics costs).

- Group EBITDA of $109.8m represented a 66.4% increase over the prior year ($66.0m). When viewed in local currencies the consolidated EBITDA growth improved further to 68.4%.

- Group EBITDA margins of 26.2% improved markedly from the prior year's 21.6%.

- Return on equity increased to 23.6% representing a 57.3% increase over the prior year.

- Earnings per share was 34.2 cents, a strong increase of 70.2% on the prior year, consistent with NPAT growth.



Table 2: Depreciation, Amortisation, Interest Expense and Taxation

- Depreciation and amortisation increased by 18.0% to $5.9m, and was in line with capital expenditure for the period (excluding the acquisitions of the Kustom / Palmers, and Beach Access operations).
- Net interest expense decreased marginally to $2.5m.
- Income tax expense of $31.3m represents an effective rate of 30.9% which compares to the prior year's effective rate of 30.5%.

Table 3: Statement of Financial Position

- Working capital (including factored receivables) at $167.3m increased 26.6%, which was below the sales revenue growth rate (37.3%) achieved for the period.
- The doubtful debts provision at $10.4m remains conservative in accordance with the company's general reserve requirements.
- Net debt levels ($78.6m) have reduced 20% from prior year. Consequently the net debt/equity ratio of 12.6% is also considerably lower than December 03 (17.6%).
- Interest cover has increased to an exceptionally strong 42.4 times due to the strong growth.

Table 4: Cashflow Statement

- Cashflow from operations of $55.8m represents a 203.3% increase on the six months to December 03 driven by revenue growth.

I'll now hand back over to Derek for some further comments.



The following tables should be read in conjunction with the Address by Billabong's Chief Executive Officer and Address by Billabong's Chief Financial Officer as set out in the Half Year Results Summary.

CONSOLIDATED RESULTS

Table: 1
Consolidated Results

	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Results in Constant Currency			
• Sales Revenue*	419.1	298.8	40.3
• EBITDA*	109.8	65.2	68.4

* 2004 results have been adjusted assuming local currencies were translated at the same rates as for 2005

	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Results as Reported			
• Sales Revenue	419.1	305.2	37.3
• EBITDA	109.8	66.0	66.4
• EBITDA Margin	26.2%	21.6%	
• NPAT	70.1	40.6	72.6
• Return on Equity	23.6%	15.0%	57.3
• Earnings per Share	34.2	20.1	70.2



Table 2:
Depreciation, Amortisation, Interest Expense and Taxation

	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Depreciation	4.3	3.7	16.2
Amortisation	1.6	1.3	23.1
Net Interest Expense	2.5	2.6	(3.8)
Tax Expense	31.3	17.8	75.8



Table 3:
Statement of Financial Position

Working Capital	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Trade Debtors	129.8	87.7	
Other Debtors (incl. Factored Receivables)	19.1	40.9	
	148.9	128.6	
Inventory	107.6	96.6	
Creditors	(89.2)	(93.1)	
	167.3	132.1	26.6
Gearing Levels			
• Borrowings (net)	78.6	98.0	
• Net Debt/Equity Ratio	12.6%	17.6%	
• Interest Cover	42.4 times	23.8 times	



Table 4:
Cashflow Statement

	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Reported Cashflow from Operating Activities	55.8	18.4	203.3
Payments for Plant and Equipment	(6.7)	(8.6)	
Payments for Intangibles (incl. Kustom / Palmers and Beach Access acquisitions)	(20.9)	(0.1)	
Reported Cashflow from Investing Activities	(27.6)	(8.7)	
Proceeds from Issues of Shares and other Equity Securities	8.5	3.6	
Proceeds and Repayment of Borrowings	8.6	20.3	
Dividends Paid	(28.8)	(25.3)	
Reported Cashflow from Financing Activities	(11.7)	(1.4)	
Net Movement in Cash Held	16.5	8.3	98.8



SEGMENT & BRAND RESULTS

American Segment

	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Results in USD			
• Sales Revenue	127.6	87.5	45.8
• EBITDA	23.8	12.6	88.9
Results as Reported (in AUD)			
• Sales Revenue	175.6	128.4	36.8
• EBITDA	32.8	18.5	77.3
• EBITDA Margin	18.7%	14.4%	

5

European Segment

	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Results in Euro			
• Sales Revenue	47.3	42.8	10.5
• EBITDA	9.0	8.3	8.4
Results as Reported (in AUD)			
• Sales Revenue	82.7	73.4	12.7
• EBITDA	15.8	14.3	10.5
• EBITDA Margin	19.1%	19.5%	

6



Australasian Segment

	1st Half 2005 $m	1st Half 2004 $m	2005 Change %
Results as Reported			
• Sales Revenue	160.8	103.4	55.5
• EBITDA	59.4	32.0	85.6
• EBITDA Margin	36.9%	30.9%	



Element Brand

- Very strong revenue growth in excess of 82% for the period in local currencies.
- EBITDA margins remain comparable to the Billabong brand.

8

Von Zipper Brand

- Revenue growth of 38% in local currencies continues the brand momentum.
- EBITDA margin in the mid-teens continues to grow.

9

2005 FX Impacts

- The current policy of hedging purchases, but not profit translation, remains unchanged.
- The short term impact of currency movements on the half year 2005 result (profit translation) is as follows:

1 cent increase in the average half year rate for the AUD against the

USD = decrease NPAT by 0.4%
EURO = decrease NPAT by 0.3%

10

--000--


ING
The new name for
Mercantile Mutual

'Mercantile Mutual, member of the ING Group since 1982, has changed its name to ING.'



ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
cc:	
From	Steve Rouvray
Date	21 February 2005
Number of pages including this page	14
If all pages are not received please telephone	02 9234 8403
Subject	**FORM 603**

Dear Sir

Attached please find Form 603 Initial Substantial Shareholder Notice in relation to Billabong International Limited

Yours faithfully

S.S. Rouvray
Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Billabong International Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and related companies - Refer Annexure A)

ACN/ARSN (if applicable): 008 459 596

The holder became a substantial holder on 17/02/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	10342291	10342291	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure C		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure C			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related corporations

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexures A and C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here  date 21 / 02 /2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

To Form 603

This is Annexure A of 4 pages referred to in the Form 603 Notice of Initial Substantial Holder signed by me and dated 21 February 2005

Name: Steve Rouvray

Capacity: Company Secretary

Signature

Dated: 21 February 2005

COMPANY NAME		ACN
ING GROEP NV and its related bodies corporate including the following companies:	Note 1	
ING VERZEKERGINGEN NV	Note 1	
ING INSURANCE INTERNATIONAL BV	Note 1	
ING BANK NV	Note 1	
ING BANK (AUSTRALIA) LIMITED	Note 5	000 893 292
ING AUSTRALIA HOLDINGS LIMITED & its subsidiaries and controlled entities listed below.	Note 2	008 459 596
52 PHILLIP STREET PTY LTD		000 197 455
ABIFORM PTY LIMITED		003 981 771
ACT DIRECT INVESTMENT PTY LIMITED		003 318 330
ADVISOR INVESTMENT SERVICES LIMITED		009 585 255
AHL INSURANCE BROKERS PTY LTD	Note 4	007 698 062
AMFAS PTY LIMITED		005 720 427
ANZ GENERAL INSURANCE PTY LIMITED		072 892 365
ANZ INSAGE PTY LIMITED		099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED		008 425 652
ANZ MANAGED INVESTMENTS LIMITED		004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED		004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	Note 3	008 947 840
ARMSTRONG JONES PTY LTD	Note 3	008 781 511
ATHELAS PTY LIMITED		008 638 622

COMPANY NAME		ACN
AUSTBROKERS CENTRAL COAST PTY LIMITED	Note 4	103193 406
AUSTBROKERS HOLDINGS LIMITED	Note 4	000 000 715
AUSTBROKERS INVESTMENTS PTY LIMITED	Note 4	075 777 669
AUSTBROKERS PTY LIMITED	Note 4	005 541 266
AUSTBROKERS UNDERWRITING SERVICES PTY LIMITED	Note 4	084 808 819
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED		005 757 817
AUSTRALIAN BUS AND COACH UNDERWRITING AGENTS PTY LTD	Note 4	006 090 464
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED		003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED		006 007 334
AUSTSERVICES PTY LIMITED		059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED		003 318 312
BLEAKLEYS LIMITED		002 102 356
C E McDONALD PTY LTD	Note 4	001 584 603
COVERFORCE PTY LIMITED		067 079 261
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	Note 3	005 752 910
DE RUN SECURITIES PTY LTD		084 086 984
DENARVAL PTY LTD	Note 4	061 968 090
DOMAIN DEVELOPMENT PTY LIMITED	Note 3	010 689 737
FINANCIAL FACTS PTY LTD		006 501 293
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED		003 790 609
FINANCIAL PLANNING HOTLINE PTY LIMITED		000 895 269
FINSURA HOLDINGS PTY LTD	Note 4	003 315 651
HEINE ADMINISTRATION SERVICES PTY LIMITED	Note 3	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	Note 3	072 656 798
HEINE COMPUTER SERVICES PTY LTD	Note 3	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	Note 3	061 851 983
HEINE MANAGEMENT PTY LIMITED	Note 3	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	Note 3	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	Note 3	006 784 032
HEINE PROPERTY MANAGEMENT PTY LTD	Note 3	006 874 639

COMPANY NAME		ACN
HEINE SECURITIES PTY LIMITED	Note 3	072 656 752
INDUSTRY RETIREMENT PTY LIMITED		004 585 086
ING ADMINISTRATION PTY LIMITED		008 947 831
ING AUSTRALIA LIMITED		000 000 779
ING CORPORATE SERVICES PTY LIMITED		008 646 277
ING CUSTODIANS PTY LIMITED		008 508 496
ING FUNDS MANAGEMENT LIMITED		003 002 800
ING INDUSTRIAL CUSTODIAN PTY LTD		081 823 743
ING INVESTMENT MANAGEMENT LIMITED		003 731 959
ING LIFE AUSTRALIA HOLDINGS PTY LIMITED		099 145 552
ING LIFE HOLDINGS LIMITED		099 127 321
ING LIFE LIMITED		009 657 176
ING MANAGEMENT LIMITED	Note 3	006 065 032
ING OFFICE CUSTODIAN PTY LTD		090 814 645
ING PRIVATE CAPITAL PTY LIMITED		009 206 857
INSURANCE BROKER HOTLINE PTY LTD		076 731 514
INTEGRATED NETWORKS PTY LIMITED		003 319 319
LYNX FINANCIAL SERVICES PTY LTD		004 937 704
M & F AGENCIES PTY LTD	Note 4	003 568 849
M.A.F.G. PTY LIMITED		000 003 823
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED		000 006 057
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED		001 160 809
MML PROPERTIES PTY LIMITED		005 403 841
NAGATA PTY LTD		003 337 451
NNA PTY LIMITED		061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED		006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED		009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED		000 574 970
PARTNERSHIP PLANNING LIMITED		009 554 189
POSTBANK AUSTRALIA PTY LIMITED		008 647 185

COMPANY NAME	ACN
PROSAFE INVESTMENTS PTY LIMITED	000 585 491
RETIREINVEST (NO. 2) PTY LIMITED	006 181 746
RETIREINVEST BRISBANE CITY PTY LIMITED	100 304 354
RETIREINVEST NOWRA PTY LIMITED	102 585 053
RETIREINVEST PTY LIMITED	001 774 125
RETIREINVEST SUBIACO PTY LIMITED	102 415 814
RI ROCKHAMPTON & GLADSTONE PTY LIMITED	104 125 895
SGP INSURANCE BROKERS PTY LTD **Note 4**	000 613 221
SUPER CONCEPTS PTY LTD	007 437 907
SUPER SOLUTIONS PTY LTD	002 966 341
SWING HIGH INVESTMENTS PTY LIMITED **Note 3**	009 131 088
TANDEM FINANCIAL ADVICE LIMITED	006 226 777
TRENORTH PTY LIMITED **Note 3**	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED	004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED	098 970 800
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED	082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED	079 575 689
WESTERN UNITED BENEFIT PLANNERS PTY LTD **Note 4**	009 153 397
WESTERN UNITED INSURANCE BROKERS (AUST) PTY LTD **Note 4**	004 848 060
WESTERN UNITED INSURANCE BROKERS (W.A.) PTY LTD **Note 4**	008 987 675
WISE FINANCIAL SERVICES PTY LTD	003 608 268
WUIB PTY LTD **Note 4**	009 259 143
Note 1. Address: ING House Amstelneenseweg 500 1081 KL Amsterdam, The Netherlands	
Note 2. Address: 347 Kent Street, Sydney NSW 2000	
Note 3. Address: Level 6, 345 George Street, Sydney NSW 2000	
Note 4. Address: Level 10 1 Elizabeth Plaza, North Sydney NSW 2059	
Note 5. Address: Level 14, 140 Sussex Street, Sydney NSW 2000	

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 3 pages referred to in the form 603 initial substantial shareholder signed by me on: 21-02-05



S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
13/12/2004	INGIM	Buy of Units on ASX	28447	2400	2400
4/01/2005	INGIM	Sale of Units on ASX	23284	-2000	-2000
12/01/2005	INGIM	Buy of Units on ASX	17856	1500	1500
11/02/2005	INGIM	Buy of Units on ASX	10812	900	900
14/12/2004	INGIM	Buy of Units on ASX	65698	5991	5991
15/12/2004	INGIM	Buy of Units on ASX	53224	4840	4840
16/12/2004	INGIM	Buy of Units on ASX	13797	1268	1268
20/12/2004	INGIM	Buy of Units on ASX	151798	13288	13288
11/01/2005	INGIM	Buy of Units on ASX	98674	7494	7494
14/01/2005	INGIM	Buy of Units on ASX	31445	2563	2563
17/01/2005	INGIM	Buy of Units on ASX	65688	5285	5285
19/01/2005	INGIM	Buy of Units on ASX	15983	1309	1309
20/01/2005	INGIM	Buy of Units on ASX	32922	2727	2727
21/01/2005	INGIM	Buy of Units on ASX	21536	1791	1791
11/02/2005	INGIM	Buy of Units on ASX	148156	12168	12168
15/02/2005	INGIM	Buy of Units on ASX	261205	21734	21734
17/02/2005	INGIM	Buy of Units on ASX	65512	5527	5527
21/12/2004	INGIM	Buy of Units on ASX	119841	10600	10600
11/02/2005	INGIM	Buy of Units on ASX	45651	3800	3800
9/12/2004	INGIM	Buy of Units on ASX	130455	11700	11700
20/12/2004	INGIM	Buy of Units on ASX	13716	1200	1200
30/12/2004	INGIM	Buy of Units on ASX	19274	1700	1700
12/01/2005	INGIM	Buy of Units on ASX	13094	1100	1100
13/12/2004	ANZ	Buy of Units on ASX	30535	2771	2771
13/12/2004	ANZ	Buy of Units on ASX	10967	995	995
20/12/2004	ANZ	Buy of Units on ASX	31825	2786	2785
21/12/2004	ANZ	Sale of Units on ASX	83947	-7500	-7500
11/01/2005	ANZ	Buy of Units on ASX	25518	2159	2159
17/01/2005	ANZ	Buy of Units on ASX	20837	1677	1677
11/02/2005	ANZ	Buy of Units on ASX	93705	7800	7800
17/02/2005	ANZ	Buy of Units on ASX	15054	1270	1270
13/12/2004	ANZ	Buy of Units on ASX	110504	10028	10028
13/12/2004	ANZ	Buy of Units on ASX	39703	3602	3602
14/12/2004	ANZ	Buy of Units on ASX	34412	3138	3138
15/12/2004	ANZ	Buy of Units on ASX	28713	2611	2611
20/12/2004	ANZ	Buy of Units on ASX	81908	7170	7170
21/12/2004	ANZ	Sale of Units on ASX	378082	-33800	-33800
21/12/2004	ANZ	Sale of Units on ASX	13568	-1200	-1200
11/01/2005	ANZ	Buy of Units on ASX	79567	6732	6732
12/01/2005	ANZ	Buy of Units on ASX	7737	650	650
17/01/2005	ANZ	Buy of Units on ASX	63270	5092	5092
20/01/2005	ANZ	Buy of Units on ASX	33936	2811	2811
21/01/2005	ANZ	Buy of Units on ASX	22197	1845	1846
11/02/2005	ANZ	Buy of Units on ASX	133217	11089	11089
15/02/2005	ANZ	Buy of Units on ASX	238094	19811	19811
17/02/2005	ANZ	Buy of Units on ASX	56858	4780	4780
13/12/2004	ANZ	Buy of Units on ASX	1112170	100927	100927
13/12/2004	ANZ	Buy of Units on ASX	374557	33981	33981
14/12/2004	ANZ	Buy of Units on ASX	317048	28911	28911
15/12/2004	ANZ	Buy of Units on ASX	256919	23354	23354
16/12/2004	ANZ	Buy of Units on ASX	66582	6124	6124
20/12/2004	ANZ	Buy of Units on ASX	732463	64118	64118
11/01/2005	ANZ	Buy of Units on ASX	519422	43947	43947
14/01/2005	ANZ	Buy of Units on ASX	184435	15033	15033
17/01/2005	ANZ	Buy of Units on ASX	385101	30993	30993
19/01/2005	ANZ	Buy of Units on ASX	93509	7676	7676
20/01/2005	ANZ	Buy of Units on ASX	193067	15992	15992
21/01/2005	ANZ	Buy of Units on ASX	126282	10502	10502
11/02/2005	ANZ	Buy of Units on ASX	295605	25000	25000
11/02/2005	ANZ	Buy of Units on ASX	895833	75000	75000
15/02/2005	ANZ	Buy of Units on ASX	1181398	98300	98300
17/02/2005	ANZ	Buy of Units on ASX	521444	43992	43992
13/12/2004	ANZ	Buy of Units on ASX	191200	17351	17351
13/12/2004	ANZ	Buy of Units on ASX	68690	6232	6232
14/12/2004	ANZ	Buy of Units on ASX	59547	5430	5430
15/12/2004	ANZ	Buy of Units on ASX	49695	4519	4519
20/12/2004	ANZ	Buy of Units on ASX	141722	12406	12406
11/01/2005	ANZ	Buy of Units on ASX	43034	3641	3641

17/01/2005	ANZ	Buy of Units on ASX	35139	2823	2828
21/01/2005	ANZ	Buy of Units on ASX	14418	1199	1199
11/02/2005	ANZ	Buy of Units on ASX	152819	12704	12704
15/02/2005	ANZ	Buy of Units on ASX	272787	22595	22595
17/02/2005	ANZ	Buy of Units on ASX	91186	7583	7593
13/12/2004	INGIM	Buy of Units on ASX	81423	7389	7389
13/12/2004	INGIM	Buy of Units on ASX	29254	2654	2654
14/12/2004	INGIM	Buy of Units on ASX	25376	2314	2314
15/12/2004	INGIM	Buy of Units on ASX	21158	1924	1924
20/12/2004	INGIM	Buy of Units on ASX	60351	5263	5263
11/01/2005	INGIM	Buy of Units on ASX	36037	3049	3049
17/01/2005	INGIM	Buy of Units on ASX	29399	2366	2366
21/01/2005	INGIM	Buy of Units on ASX	12073	1004	1004
8/02/2005	INGIM	Buy of Units on ASX	282545	22400	22400
11/02/2005	INGIM	Buy of Units on ASX	235464	19600	19600
17/02/2005	INGIM	Buy of Units on ASX	59808	5054	5054
13/12/2004	INGIM	Buy of Units on ASX	66899	6070	6070
13/12/2004	INGIM	Buy of Units on ASX	24029	2160	2160
14/12/2004	INGIM	Buy of Units on ASX	20836	1900	1900
15/12/2004	INGIM	Buy of Units on ASX	17386	1581	1581
20/12/2004	INGIM	Buy of Units on ASX	49567	4339	4339
7/01/2005	INGIM	Sale of Units on ASX	219454	-19200	-19200
11/01/2005	INGIM	Buy of Units on ASX	74308	6287	6287
17/01/2005	INGIM	Buy of Units on ASX	60873	4883	4883
20/01/2005	INGIM	Buy of Units on ASX	32535	2695	2695
21/01/2005	INGIM	Buy of Units on ASX	21284	1770	1770
17/02/2005	INGIM	Buy of Units on ASX	77911	6573	6573
3/12/2004	INGIM	Buy of Units on ASX	16899	1500	1500
21/12/2004	INGIM	Buy of Units on ASX	13669	1200	1200
23/12/2004	INGIM	Buy of Units on ASX	20545	1800	1800
3/02/2005	INGIM	Buy of Units on ASX	427752	35000	35000
15/12/2004	INGIM	Buy of Units on ASX	330023	30000	30000
13/12/2004	INGIM	Buy of Units on ASX	145396	13195	13195
13/12/2004	INGIM	Buy of Units on ASX	52233	4739	4739
14/12/2004	INGIM	Buy of Units on ASX	45289	4130	4130
15/12/2004	INGIM	Buy of Units on ASX	37783	3438	3438
20/12/2004	INGIM	Buy of Units on ASX	107766	9434	9434
4/01/2005	INGIM	Sale of Units on ASX	219703	-19000	-19000
11/01/2005	INGIM	Buy of Units on ASX	85816	7261	7261
14/01/2005	INGIM	Buy of Units on ASX	30474	2484	2484
17/01/2005	INGIM	Buy of Units on ASX	63627	5121	5121
20/01/2005	INGIM	Buy of Units on ASX	34128	2827	2827
21/01/2005	INGIM	Buy of Units on ASX	22317	1856	1856
11/02/2005	INGIM	Buy of Units on ASX	128045	10659	10659
15/02/2005	INGIM	Buy of Units on ASX	228829	19041	19041
17/02/2005	INGIM	Buy of Units on ASX	84094	7095	7095
17/02/2005	INGFM	Buy of Units on ASX	542998	46100	46100
15/02/2005	INGFM	Buy of Units on ASX	139412	11600	11600
13/12/2004	INGFM	Buy of Units on ASX	701548	63864	63864
13/12/2004	INGFM	Buy of Units on ASX	282264	25607	25607
14/12/2004	INGFM	Buy of Units on ASX	215181	19622	19622
15/12/2004	INGFM	Buy of Units on ASX	174310	15851	15851
16/12/2004	INGFM	Buy of Units on ASX	45185	4156	4156
20/12/2004	INGFM	Buy of Units on ASX	497158	43520	43520
11/01/2005	INGFM	Buy of Units on ASX	355784	30102	30102
14/01/2005	INGFM	Buy of Units on ASX	126331	10297	10297
17/01/2005	INGFM	Buy of Units on ASX	263792	21230	21230
19/01/2005	INGFM	Buy of Units on ASX	64121	5258	5258
20/01/2005	INGFM	Buy of Units on ASX	132244	10954	10954
21/01/2005	INGFM	Buy of Units on ASX	86505	7194	7194
4/02/2005	INGFM	Sale of Units on ASX	631739	-51200	-51200
11/02/2005	INGFM	Buy of Units on ASX	300025	24974	24974
16/02/2005	INGFM	Buy of Units on ASX	1214159	101026	101026
17/02/2005	INGFM	Buy of Units on ASX	314274	26514	26514
13/12/2004	INGFM	Buy of Units on ASX	135221	12271	12271
13/12/2004	INGFM	Buy of Units on ASX	48587	4408	4408
14/12/2004	INGFM	Buy of Units on ASX	42111	3840	3840
15/12/2004	INGFM	Buy of Units on ASX	35146	3196	3196
20/12/2004	INGFM	Buy of Units on ASX	100231	8774	8774
11/01/2005	INGFM	Buy of Units on ASX	212428	17973	17973
14/01/2005	INGFM	Buy of Units on ASX	75428	6148	6148
17/01/2005	INGFM	Buy of Units on ASX	157482	12675	12675
19/01/2005	INGFM	Buy of Units on ASX	38260	3139	3139
20/01/2005	INGFM	Buy of Units on ASX	78955	6540	6540
21/01/2005	INGFM	Buy of Units on ASX	51846	4205	4205
11/02/2005	INGFM	Buy of Units on ASX	212122	17657	17657
15/02/2005	INGFM	Buy of Units on ASX	379093	31543	31543
17/02/2005	INGFM	Buy of Units on ASX	218012	18224	18224
31/12/2004	INGNZAJ	Buy of Units on ASX	27521	2400	2400
11/02/2005	INGNZAJ	Buy of Units on ASX	36843	3300	3300
13/12/2004	ANZMI	Buy of Units on ASX	13807	1253	1253
11/02/2005	ANZMI	Buy of Units on ASX	54061	4500	4500
13/12/2004	ANZMI	Buy of Units on ASX	3306	300	300
13/12/2004	ANZMI	Buy of Units on ASX	6612	600	600

20/12/2004	ANZMI	Sale of Units on ASX	6858	-600	-600
12/01/2005	ANZMI	Buy of Units on ASX	3571	300	300
13/12/2004	ANZMI	Buy of Units on ASX	26447	2400	2400
11/02/2005	ANZMI	Buy of Units on ASX	7208	600	600
13/12/2004	ANZMI	Buy of Units on ASX	9918	900	900
20/12/2004	ANZMI	Sale of Units on ASX	6858	-600	-600
12/01/2005	ANZMI	Buy of Units on ASX	3571	300	300
11/02/2005	ANZMI	Buy of Units on ASX	3634	300	300
13/12/2004	ANZMI	Buy of Units on ASX	36353	3299	3299
13/12/2004	ANZMI	Buy of Units on ASX	13092	1185	1185
14/12/2004	ANZMI	Buy of Units on ASX	11317	1032	1032
20/12/2004	ANZMI	Buy of Units on ASX	33700	2960	2960
17/01/2005	ANZMI	Buy of Units on ASX	19433	1584	1584
11/02/2005	ANZMI	Buy of Units on ASX	100913	8400	8400
17/02/2005	ANZMI	Buy of Units on ASX	15931	1344	1344
13/12/2004	ANZMI	Buy of Units on ASX	74140	5728	5728
13/12/2004	ANZMI	Buy of Units on ASX	26642	2417	2417
14/12/2004	ANZMI	Buy of Units on ASX	23095	2106	2106
15/12/2004	ANZMI	Buy of Units on ASX	19277	1753	1753
20/12/2004	ANZMI	Buy of Units on ASX	54971	4812	4812
11/01/2005	ANZMI	Buy of Units on ASX	101327	8573	8573
14/01/2005	ANZMI	Buy of Units on ASX	35984	2933	2933
17/01/2005	ANZMI	Buy of Units on ASX	75124	6046	6046
21/01/2005	ANZMI	Buy of Units on ASX	18746	1559	1559
11/02/2005	ANZMI	Buy of Units on ASX	109935	9151	9151
15/02/2005	ANZMI	Buy of Units on ASX	195487	16349	16349
17/02/2005	ANZMI	Buy of Units on ASX	96496	8141	8141
13/12/2004	ANZMI	Buy of Units on ASX	11020	1000	1000
11/02/2005	ANZMI	Buy of Units on ASX	68477	5700	5700
17/02/2005	ANZMI	Buy of Units on ASX	12399	1046	1046
13/12/2004	ANZMI	Buy of Units on ASX	18171	1649	1649
20/12/2004	ANZMI	Buy of Units on ASX	23750	2079	2079
11/01/2005	ANZMI	Buy of Units on ASX	33023	2794	2794
17/01/2005	ANZMI	Buy of Units on ASX	25953	2170	2170
21/01/2005	ANZMI	Buy of Units on ASX	11075	921	921
11/02/2005	ANZMI	Buy of Units on ASX	122537	10200	10200
17/02/2005	ANZMI	Buy of Units on ASX	28329	2390	2390
13/12/2004	ANZMI	Buy of Units on ASX	309593	28104	28104
13/12/2004	ANZMI	Buy of Units on ASX	132271	12000	12000
14/12/2004	ANZMI	Buy of Units on ASX	94148	8585	8585
16/12/2004	ANZMI	Buy of Units on ASX	76283	6935	6935
16/12/2004	ANZMI	Buy of Units on ASX	19777	1819	1819
20/12/2004	ANZMI	Buy of Units on ASX	217518	19041	19041
11/01/2005	ANZMI	Buy of Units on ASX	177147	14968	14968
14/01/2005	ANZMI	Buy of Units on ASX	62902	5127	5127
17/01/2005	ANZMI	Buy of Units on ASX	131337	10570	10570
19/01/2005	ANZMI	Buy of Units on ASX	31925	2619	2619
20/01/2005	ANZMI	Buy of Units on ASX	65644	5464	5464
21/01/2005	ANZMI	Buy of Units on ASX	43072	3582	3582
11/02/2005	ANZMI	Buy of Units on ASX	258280	21500	21500
17/02/2005	ANZMI	Buy of Units on ASX	194759	15431	16431

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of 3 pages referred to in Form 603 Initial substantial shareholder signed by me on: 21-01-05



S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Managed Investments Limited C/- ANZ Nominees Limited	ANZ Managed Investments Limited as Responsible Entity	Relevant interest arising pursuant to section 608(1) of the Corporations Act	1,460,339	1,460,339
ING Group	ANZ Nominees Limited LFG Holdings Pty Ltd	ANZ Nominees Limited LFG Holdings Pty Ltd as Responsible Entity	As above	4211673	4211673
ING Group	ANZ Nominees Limited Custodian for Indigenous Land Corporation	ING Investment Management Limited as Responsible Entity	As above	16300	16300
ING Group	Citicorp Nominees Pty Limited Commonwealth Cash Fund 4	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Australia Share 5	ING Investment Management Limited as Responsible Entity	As above	248567	248567
ING Group	Citicorp Nominees Pty Limited Custodian for Commonwealth Fixed Interest Fund 7	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Property Fund 5	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Cogent Nominees Pty Limited Custodian for AMP Capital Investors	ING Investment Management Limited as Responsible Entity	As above	363152	363152
ING Group	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	ING Investment Management Limited as Responsible Entity	As above	327737	327737
ING Group	Cogent Nominees Pty Limited Custodian for Workers Compensation	Cogent Nominees Pty Limited Custodian as Responsible Entity	As above	542,210	542,210
ING Group	ING Corporate Services Pty Limited	ING Corporate Services Pty Limited as Responsible Entity	As above	0	0
ING Group	ING Real Estate International Investments III BV	ING Real Estate International Investments as Responsible Entity	As above	0	0
ING Group	ING Real Estate Investment Management Australia Pty Limited	ING Investment Management Limited	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Blue Chip Pool	ING Funds Management Limited As Responsible Entity	As above	645657	645657
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Australia Share Fund	ING Funds Management Limited As Responsible Entity	As above	1883515	1883515
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Property Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Price Credit Pool Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Resources Opportunity Trust	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sisters Of Charity	ING Investment Management Limited as Responsible Entity	As above	14400	14400
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Growth Trust Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Pool	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sustainable Investment Wholesale Australia Share Trust	ING Funds Management Limited As Responsible Entity	As above	79077	79077
ING Group	JP Morgan Nominees Australia Limited Custodian for Sydney Diocesan Superannuation Fund	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Tax Effective Income Fund	ING Funds Management Limited As Responsible Entity	As above	248167	248167

ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Fixed Interest Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	Cogent Nominees Pty Limited Custodian for RIL Aust Shares	ING Investment Management Limited as Responsible Entity	As above	15700	15700
ING Group	National Nominees Limited Custodian for Qantas Super Listed Property Fund	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Premier Nominees as Custodian for AJNZ	ING Investment Management Limited as Responsible Entity	As above	33300	33300
ING Group	Premier Nominees Limited C/- Armstrong Jones (New Zealand)	Pacific Mutual Australia Limited	As above	0	0
ING Group	ING Investment Management Limited Custodian for ING Peal	ING Investment Management Limited as Responsible Entity	As above	23400	23400
ING Group	J P Morgan Nominees Limited Custodian for Navigator Australia Limited	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Investment Manager	ING Group	As above	134497	134497
ING Group	Investment Manager	ING Group	As above	98700	98700
				10,342,291	10,342,291

ANNEXURE 'C'

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6 , 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services

SLV



Windmill Court
Millfield Lane
Lower Kingswood
Tadworth
Surrey KT20 6RG
Telephone: 01737 836735



Australian Stock Exchange Ltd. - Brisbane
Riverside Centre
123 Eagle Street
Brisbane, QLD 4000
Australia

FAX: 00 61 7 3835 1004

23 February 2005

ATTN: Manager Companies

Dear Sir/Madam:

Enclosed herewith, please find one copy of Form 603, pursuant to Section 671B of the Corporations Act, Notice of Initial Substantial Holder, reporting the interests ***Sylvania Resources Ltd*** of certain entities owned or managed by Fidelity Management and Research Company and Fidelity International Limited as disclosed more fully in the notice.

If you have any questions please contact Kerrie Barnett on 0044 1737 837148 or by FAX on 0044 1737 837450.

Yours faithfully

Kerrie Barnett
Regulatory Reporting Analyst
FIL – Investment Compliance

Form 603
Corporations Act 2001
Section 671B

Notice of Initial Substantial Holder

To: Billabong International Limited
ACN/ARSN:

1. **Details of substantial holder (s)**

Name: FMR Corp.
ACN/ARSN (if applicable)

The holder became a substantial holder on 21 February 2005

2. **Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of Securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	2,750,000	5.30%	5.30%

3. **Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
FMRCO		2,750,000

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
FMRCO	FIDELITY INTL SMALL CAP FUND	2,750,000
TOTAL	**2,750,000**	**5.30%**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9) Cash/non-cash	Class and number of securities
FMR Corp	21 February 2005	0.3707 US$/Share	250,000 ordinary share

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are all follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR Corp./FMR Co., FMTC	FMR Co. is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting power of FMR Corp. and may thereby be deemed an associate of FMR Co. However, neither FMR Corp. nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders. Fidelity Management Trust Company ("FMTC") is a trust company organized under the laws of Massachusetts and is a wholly-owned subsidiary of FMR Corp. Because FMTC and FMR Co. are under the common control of FMR Corp., FMTC may be considered a related body corporate and hence an "associate" of FMR Corp., as such term is used in the Corporations Law. FMTC's relevant interest consists of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares for the institutional accounts with which it has a management agreement.

FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
FMR Corp., FMR Co., FMTC	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Signature
Rani Jandu
Regulatory Reporting Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Sign Here ____________________
Date 23 February 2005


BNP PARIBAS
SECURITIES SERVICES



Date: 24-Feb-05

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 4

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Billabong International Limited.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 855 874

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 23-Feb-2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Ordinary	10,401,158	10,401,158	5.05%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,089,489	4,089,489
AMP Capital Investors Limited ("AMP Capital")	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,301,127	4,301,127
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 388,346	388,346
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 531,673	531,673
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 11,066	11,066
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 701,086	701,086
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 3	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 378,371	378,371
		Total:	10,401,158

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary: 4,089,489	4,089,489

AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Ordinary: 2,109,462	2,109,462
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Ordinary: 697,216	697,216
	Asgard Capital Management Limited	Asgard SMA No. 6	Fully Paid Ordinary: 510	510
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	Fully Paid Ordinary: 7,442	7,442
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund	Fully Paid Ordinary: 44,636	44,636
	Goldman Sachs	AMP Capital Investors Australian Equity Long Short Fund	Fully Paid Ordinary: 141,520	141,520
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Fully Paid Ordinary: 82,712	82,712
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Fully Paid Ordinary: 62,624	62,624
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	Fully Paid Ordinary: 467,633	467,633
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund	Fully Paid Ordinary: 94,919	94,919
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Ordinary: 88,042	88,042
	National Nominees Pty Limited	Equipsuper	Fully Paid Ordinary: 154,378	154,378
	National Nominees Pty Limited	Unisuper	Fully Paid Ordinary: 350,033	350,033
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 388,346	388,346
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 531,673	531,673
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 11,066	11,066
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 701,086	701,086
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 378,371	378,371
			Total:	10,401,158

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capitial Investors Limited	29-Oct-2004 to 21-Feb-2005	$2,866,231.80	Ordinary Shares 244,673
AMP Life Limited	26-Oct-2004 to 23-Feb-2005	$7,816,559.84	Ordinary Shares 675,931
Asgard SMA No. 6	31-Dec-04	$2,029.86	Ordinary Shares 179
Cogent Nominees Pty Limited	18-Nov-2004 to 23-Feb-2005	$533,184.81	Ordinary Shares 46,796
Cogent Nominees Pty Limited <SMP Accounts>	18-Nov-2004 to 23-Feb-2005	$2,271,387.46	Ordinary Shares 186,931
Government Employees Superannuation Board	18-Nov-2004 to 23-Feb-2005	$1,050,889.53	Ordinary Shares 88,042
Queensland Local Government Superannuation Board	18-Nov-2004 to 23-Feb-2005	$722,684.32	Ordinary Shares 62,624
State Authority Superannuation Enhanced Index Share Fund	29-Oct-04	$996,649.50	Ordinary Shares 94,919
Stichting Pensioenfolds - ABP	21-Feb-2005 to 23-Feb-2005	$1,092,864.75	Ordinary Shares 82,712

Stichting Pensioenfolds Hoogovens	21-Feb-2005 to 23-Feb-2005	$98,330.30	Ordinary Shares 7,442

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Custodian Services Limited	271 Collins Street, Melbourne VIC 3000
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands

Authorised signatory: ______________ Date: 24/2/05

This Initial Substantial Holder Notice (ASIC Form 603) comprises 3 page/s in total.



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	72,879
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17,664 @ $9.39 per share (A) 51,787 @ $5.35 per share (B) 2,286 @ $7.70 per share (B) 1,142 @ $6.32 per share (B)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(A) Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan. (B) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,170,540	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,463	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		537,507	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		144,296	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		653,504	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		47,771	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		58,533	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 28 February 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	121,704
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	23,847 @ $2.60 per share (A) 26,191 @ $4.90 per share (A) 25,000 @ $5.35 per share (B) 46,666 @ $8.10 per share (A)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(A) Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan. (B) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 March, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,292,244	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,616	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		511,316	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		119,296	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		25,606	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		606,838	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		47,771	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		58,533	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 10 March 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Milton Pemberton
Date of last notice	8 October, 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 March 2005
No. of securities held prior to change	12,575,966 ordinary shares – Jontex Pty Ltd
Class	Fully paid ordinary listed shares
Number acquired	
Number disposed	1,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,300,000
No. of securities held after change	11,575,966 ordinary shares – Jontex Pty Ltd

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	22 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 March 2005
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 418,966 (Derek O'Neill) **888,015 TOTAL FULLY PAID ORDINARY SHARES** 13,606 Share Options* issued 18/6/2001, exercisable at $4.90 and expiring 18/6/2006 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **38,606 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares
Number acquired	65,000
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL consideration Shares have been awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 22 October, 2004 and will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met.
No. of securities held after change	469,049 (ANZ Nominees Limited) 418,966 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. **953,015 TOTAL FULLY PAID ORDINARY SHARES** 13,606 Share Options* issued 18/6/2001, exercisable at $4.90 and expiring 18/6/2006 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **38,606 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 22 October, 2004.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	20 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 March 2005
No. of securities held prior to change	**2,056,179 TOTAL FULLY PAID ORDINARY SHARES** 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **25,000 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares
Number acquired	65,000
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL consideration Shares have been awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 22 October, 2004 and will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met.
No. of securities held after change	2,056,179 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) **2,121,179 TOTAL FULLY PAID ORDINARY SHARES** 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **25,000 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 22 October, 2004.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	65,682
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,693 @ $2.60 per share 7,188 @ $7.42 per share 3,802 @ $4.90 per share 51,999 @ $8.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 March, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*Including* the securities in clause 2 if applicable)	206,357,926	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	923	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		507,514	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		119,296	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		554,839	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		47,771	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		58,533	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 22 March 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial hol



To Company Name/Scheme	BILLABONG INTERNATIONAL LTD
ACN/ARSN	084 923 946

1. Details of substantial holder (1)

Name	CONCORD CAPITAL
ACN/ARSN (if applicable)	092 842 889

There was a change in the interests of the substantial holder on	21/03/2005
The previous notice was given to the company on	29/07/2004
The previous notice was dated	29/07/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	13,200,575	6.49%	11,319,546	5.49%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET SYDNEY NSW 2000

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here date 22/03/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.



Annexure A of Form 604 – Notice of change of substantial holder

Details of registered shareholdings as at 27 July 2004

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	425,200
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	204,735
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,148,903
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	909,633
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	617,029
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	387,926
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	80,324
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	616,782
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	309,543
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	759,736
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	5,499,369
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	168,831
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	701,795
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	817,144
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	479,298
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	74,327
Total		**13,200,575**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.



Annexure B of Form 604 – Notice of change of substantial holder.

Details of net trades between 28th July 2004 and 21st March 2005.

Date	$ Consideration	Net Trade
28-Jul-04	876,334.63	110,918.00
30-Jul-04	23,362.84	2,879.00
23-Aug-04	128,343.18	15,248.00
3-Sep-04	189,673.96	20,062.00
7-Sep-04	-495,250.72	-52,463.00
8-Sep-04	742,681.50	78,177.00
10-Sep-04	90,838.22	9,611.00
16-Sep-04	1,410,942.23	147,473.00
17-Sep-04	127,489.27	13,408.00
27-Sep-04	1,412,313.24	150,000.00
28-Sep-04	1,062,244.23	112,347.00
29-Sep-04	884,098.31	93,839.00
30-Sep-04	119,912.63	12,589.00
11-Oct-04	-453,378.70	-46,835.00
14-Oct-04	-1,785,085.10	-175,000.00
19-Oct-04	-280,832.71	-28,114.00
22-Oct-04	-23,859,526.47	-2,385,952.65
25-Oct-04	1,884,535.64	176,148.00
26-Oct-04	-457,939.24	-43,570.00
1-Nov-04	73,372.39	7,008.00
4-Nov-04	8,848,023.86	830,021.00
4-Nov-04	377,467.81	35,457.00
4-Nov-04	-54,610.15	-5,135.00
15-Nov-04	217,802.90	20,074.00
19-Nov-04	-11,666.90	-1,063.00
29-Nov-04	-1,112,659.20	-103,024.00
29-Nov-04	1,112,659.20	103,024.00
1-Dec-04	226,103.81	19,957.00
8-Dec-04	10,475.00	935.00
8-Dec-04	-2,110,835.71	-188,815.00
14-Dec-04	-3,900,503.51	-356,806.00
15-Dec-04	50,419.63	4,590.00
15-Dec-04	-1,724,387.90	-157,573.00
16-Dec-04	-1,648,037.91	-150,000.00
31-Dec-04	82,964.27	7,311.00
6-Jan-05	4,044.66	355.00
7-Jan-05	61,792.62	5,383.00
14-Jan-05	76,582.76	6,231.00
20-Jan-05	72,891.96	6,048.00
25-Jan-05	-181,141.26	-14,971.00
28-Jan-05	-4,716.82	-390.00
28-Jan-05	58,972.24	4,871.00
28-Jan-05	4,716.82	390.00
3-Feb-05	54,450.84	4,444.00
7-Feb-05	-55,834.78	-4,509.00





Annexure B of Form 604 – Notice of change of substantial holder.

Details of net trades between 28th July 2004 and 21st March 2005.

10-Feb-05	13,341.49	1,101.00
17-Feb-05	82,030.72	6,942.00
23-Feb-05	-11,679.98	-888.00
24-Feb-05	31,356.07	2,354.00
3-Mar-05	43,191.45	3,195.00
4-Mar-05	-38,105.30	-2,820.00
9-Mar-05	-33,535.91	-2,439.00
10-Mar-05	44,793.27	3,270.00
11-Mar-05	1,989,002.40	144,760.00
11-Mar-05	-3,978,004.80	-289,520.00
17-Mar-05	68,824.75	5,096.00
18-Mar-05	-44,199.41	-3,324.00
21-Mar-05	-439,593.52	-33,333.00
TOTAL		**-1,881,029**


CONCORD
CAPITAL

Annexure C of Form 604 – Notice of change of substantial holder.

Details of registered shareholdings as at 21st March 2005

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	332,528
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	187,595
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,192,723
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	738,483
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	437,526
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	355,847
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	67,722
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	379,951
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	251,957
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	646,493
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	3,553,142
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	157,305
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	781,747
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	887,159
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	439,591
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	841,715
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	68,062
Total		**11,319,546**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.





Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BILLABONG INTERNATIONAL LIMITED
ABN	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	17 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 March 2005
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 418,966 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. **953,015 TOTAL FULLY PAID ORDINARY SHARES** 13,606 Share Options* issued 18/6/2001, exercisable at $4.90 and expiring 18/6/2006 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **38,606 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	8,333
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.10 per share
No. of securities held after change	469,049 (ANZ Nominees Limited) 427,299 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. **961,348 TOTAL FULLY PAID ORDINARY SHARES** 13,606 Share Options* issued 18/6/2001, exercisable at $4.90 and expiring 18/6/2006 16,667 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **30,273 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of executive share options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	17 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 March 2005
No. of securities held prior to change	2,056,179 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) **2,121,179 TOTAL FULLY PAID ORDINARY SHARES** 25,000 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **25,000 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares
Number acquired	8,333
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.10 per share
No. of securities held after change	2,064,512 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) **2,129,512 TOTAL FULLY PAID ORDINARY SHARES** 16,667 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **16,667 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of executive share options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,669
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	26,165 @ $5.35 per share 4,498 @ $6.32 per share 9,006 @ $7.70 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 April, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,397,595	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	923	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		507,514	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		93,131	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		554,839	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		38,765	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		54,035	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 1 April 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme BILLABONG INTERNATIONAL LTD

ACN/ARSN 084 923 946

1. Details of substantial holder (1)

Name CONCORD CAPITAL

ACN/ARSN (if applicable) 092 842 889

The holder ceased to be a substantial holder on 19/4/2005

The previous notice was given to the company on 22/3/2005

The previous notice was dated 21/3/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
19 4 2005	REFER ANNEXURES A & B				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET, SYDNEY, NSW 2000

Signature

print name KATRINA ONISHI capacity DIRECTOR

sign here date 20/4/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


CONCORD
CAPITAL

Annexure A of Form 605 – Ceasing to be a substantial holder.

Details of registered shareholdings as at 21st March 2005

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	332,528
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	187,595
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,192,723
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	738,483
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	437,526
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	355,847
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	67,722
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	379,951
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	251,957
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	646,493
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	3,553,142
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	157,305
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	781,747
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	887,159
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	439,591
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	841,715
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	68,062
Total		**11,319,546**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.


CONCORD
CAPITAL

Annexure B of Form 605 – Ceasing to be a substantial holder.

Details of net trades between 22 March 2005 and 19 April 2005

Date	$ Consideration	Net Trade
23-Mar-05	18,321.19	1,388.00
31-Mar-05	60,253.74	4,528.00
6-Apr-05	-16,055.53	-1,247.00
11-Apr-05	192,346.68	15,114.00
12-Apr-05	-23,624.27	-1,838.00
14-Apr-05	-77,958.74	-6,165.00
15-Apr-05	-14,161.09	-1,159.00
18-Apr-05	-6,077,193.47	-521,973.00
19-Apr-05	-17,421,407.12	-1,501,926.00
		-2,013,278


BNP PARIBAS
SECURITIES SERVICES

Date: 27-Apr-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Billabong International Limited.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Billabong International Limited**

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 22-Apr-2005
The previous notice was given to the company on 24-Feb-2005
The previous notice was dated 23-Feb-2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
16-Mar-05	AMP Capital Aust. Equity Market Neutral Fund	Share acquisition	$827,321.18	Ordinary Shares 62,000	62,000
16-Mar-2005 to 22-Mar-2005	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$289,910.43	Ordinary Shares - 21,700	-21,700
22-Feb-2005 to 24-Mar-2005	AMP Capitial Investors Limited	Share acquisition	$1,222,258.70	Ordinary Shares 101,158	101,158
28-Feb-2005 to 15-Apr-2005	AMP Capitial Investors Limited	Share disposal	-$ 6,609,215.54	Ordinary Shares - 496,674	- 496,674
24-Feb-2005 to 13-Apr-2005	AMP Life Limited	Share acquisition	$4,563,646.73	Ordinary Shares 343,530	343,530
10-Mar-2005 to 22-Apr-2005	AMP Life Limited	Share disposal	-$5,181,905.48	Ordinary Shares - 389,332	-389,332
17-Mar-2005 to 31-Mar-2005	Asgard SMA No. 6	Share acquisition	$3,612.18	Ordinary Shares 269	269
24-Feb-2005 to 5-Apr-2005	Cogent Nominees Pty Limited	Share acquisition	$447,501.78	Ordinary Shares 34,011	34,011
23-Mar-2005 to 22-Apr-2005	Cogent Nominees Pty Limited	Share disposal	-$196,508.18	Ordinary Shares - 14,953	-14,953
24-Feb-2005 to 8-Apr-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$4,651,765.73	Ordinary Shares 350,136	350,136
7-Mar-2005 to 22-Apr-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$2,968,080.53	Ordinary Shares - 221,030	-221,030
05-Apr-05	Equipsuper	Share acquisition	$118,289.07	Ordinary Shares 9,000	9,000
1-Apr-2005 to 4-Apr-2005	Equipsuper	Share disposal	-$72,752.37	Ordinary Shares - 5,508	-5,508
24-Feb-05	Government Employees Superannuation Board	Share acquisition	$458,486.07	Ordinary Shares 34,593	34,593
22-Apr-05	Government Employees Superannuation Board	Share disposal	-$32,184.94	Ordinary Shares - 2,750	-2,750
24-Feb-05	Queensland Local Government Superannuation Board	Share acquisition	$212,828.30	Ordinary Shares 16,058	16,058
22-Apr-05	Queensland Local Government Superannuation Board	Share disposal	-$18,140.60	Ordinary Shares - 1,550	-1,550
16-Mar-05	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$373,628.92	Ordinary Shares 28,000	28,000
16-Mar-2005 to 22-Mar-2005	State Authority Superannuation Enhanced Index Share Fund	Share disposal	-$176,351.14	Ordinary Shares - 13,200	-13,200
05-Apr-05	State Authority Superannuation Scheme	Share acquisition	$357,495.86	Ordinary Shares 27,200	27,200
1-Apr-2005 to 4-Apr-2005	State Authority Superannuation Scheme	Share disposal	-$264,103.89	Ordinary Shares - 19,995	-19,995
24-Feb-05	Stichting Pensioenfolds - ABP	Share acquisition	$913,189.55	Ordinary Shares 68,926	68,926
18-Apr-2005 to 22-Apr-2005	Stichting Pensioenfolds - ABP	Share disposal	-$139,519.05	Ordinary Shares - 11,934	-11,934
24-Feb-05	Stichting Pensioenfolds Hoogovens	Share acquisition	$82,169.31	Ordinary Shares 6,202	6,202
15-Apr-05	Stichting Pensioenfolds Hoogovens	Share disposal	-$48,379.82	Ordinary Shares - 4,000	-4,000

05-Apr-05	UniSuper Limited	Share acquisition	$268,121.89	Ordinary Shares 20,400	20,400
1-Apr-2005 to 4-Apr-2005	UniSuper Limited	Share disposal	-$198,761.47	Ordinary Shares - 15,048	-15,048

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and 'ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Ltd	9th Floor, 48 Martin Place, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share Fund	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne VIC 3000
UniSuper Limited	Level 28, 367 Collins Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 page/s in total.



'Mercantile Mutual, member of the ING Group since 1982, has changed its name to ING.'

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
cc:	
From	Steve Rouvray
Date	12 May 2005
Number of pages including this page	9
If all pages are not received please telephone	02 9234 8403
Subject	**FORM 604**

Dear Sir

Attached please find Form 604 change in interests or entitlements of Substantial Shareholder in relation to Billabong International Limited.

Yours faithfully

S.S. Rouvray
Secretary

ssr:ch:(SUBSHARE):604Fax



ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

12 May 2005

The Secretary
Billabong International Limited
1 Billabong Place
BURLEIGH HEADS QLD 4220

Fax: 07 5589 9800

Dear Sir

Enclosed please find Form 604 notice of change in interests or entitlements of Substantial Shareholder.

Yours faithfully

S.S. Rouvray
Secretary

ssr.ch:(SUBSHARE):604let

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Billabong International Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited and related companies

ACN/ARSN (if applicable): 008 459 596

There was a change in the interests of the substantial holder on: 06/05/2005

The previous notice was given to the company on: 17/02/2005

The previous notice was dated: 21/02/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ordinary shares	10342291	5.02%	12720230	6.16%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer Annexure	B			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer Annexure C				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here  date 12/ 05 /2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked '3' of 2 pages referred to in form 604 Notice of a Change of Interests of Substantial shareholder signed by me on 11-05-05

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
21/02/2005	INGIM	Buy of Units on ASX	10899	822	822
26/04/2005	INGIM	Buy of Units on ASX	24643	2100	2100
21/02/2005	INGIM	Buy of Units on ASX	201772	15219	15219
24/02/2005	INGIM	Buy of Units on ASX	187031	14140	14140
22/04/2005	INGIM	Buy of Units on ASX	189420	16001	16001
26/04/2005	INGIM	Buy of Units on ASX	343821	29299	29299
21/02/2005	INGIM	Buy of Units on ASX	164398	12400	12400
24/02/2005	INGIM	Buy of Units on ASX	37023	2799	2799
22/04/2005	INGIM	Buy of Units on ASX	22576	1907	1907
26/04/2005	INGIM	Buy of Units on ASX	40990	3493	3493
21/02/2005	INGIM	Buy of Units on ASX	9676	730	730
22/02/2005	INGIM	Buy of Units on ASX	9387	700	700
26/04/2005	INGIM	Buy of Units on ASX	18776	1600	1600
21/02/2005	ANZ	Buy of Units on ASX	46350	3496	3496
24/02/2005	ANZ	Buy of Units on ASX	42842	3239	3239
22/04/2005	ANZ	Buy of Units on ASX	40143	3391	3391
26/04/2005	ANZ	Sale of Units on ASX	142494	-12300	-12300
26/04/2005	ANZ	Buy of Units on ASX	72882	6209	6209
21/02/2005	ANZ	Buy of Units on ASX	174514	13163	13163
24/02/2005	ANZ	Buy of Units on ASX	167534	12666	12666
22/04/2005	ANZ	Buy of Units on ASX	154297	13034	13034
26/04/2005	ANZ	Buy of Units on ASX	280065	23866	23866
18/02/2005	ANZ	Buy of Units on ASX	33020	2746	2746
21/02/2005	ANZ	Buy of Units on ASX	1572787	118630	118630
24/02/2005	ANZ	Buy of Units on ASX	1530698	123285	123285
16/03/2005	ANZ	Buy of Units on ASX	1066181	80000	80000
22/04/2005	ANZ	Buy of Units on ASX	1624460	137224	137224
26/04/2005	ANZ	Buy of Units on ASX	306370	25383	25383
26/04/2005	ANZ	Buy of Units on ASX	2390119	203676	203676
6/05/2005	ANZ	Buy of Units on ASX	1979146	176820	176820
21/02/2005	ANZ	Buy of Units on ASX	280843	21183	21183
24/02/2005	ANZ	Buy of Units on ASX	331206	25040	25040
16/03/2005	ANZ	Buy of Units on ASX	133273	10000	10000
22/04/2005	ANZ	Buy of Units on ASX	287261	24266	24266
26/04/2005	ANZ	Buy of Units on ASX	521429	44434	44434
6/05/2005	ANZ	Buy of Units on ASX	358176	32000	32000
21/02/2005	INGIM	Buy of Units on ASX	184511	13917	13917
24/02/2005	INGIM	Buy of Units on ASX	178592	13502	13502
4/03/2005	INGIM	Sale of Units on ASX	220087	-16300	-16300
13/04/2005	INGIM	buy of Units on ASX	397699	30600	30600
22/04/2005	INGIM	buy of Units on ASX	180222	15224	15224
26/04/2005	INGIM	buy of Units on ASX	327122	27876	27876
21/02/2005	INGIM	buy of Units on ASX	239842	18098	18098
24/02/2005	INGIM	buy of Units on ASX	136384	10311	10311
1/03/2005	INGIM	Sale of Units on ASX	188175	-13800	-13800
22/04/2005	INGIM	Buy of Units on ASX	130455	11020	11020
26/04/2005	INGIM	Buy of Units on ASX	236810	20180	20180
1/03/2005	INGIM	Buy of Units on ASX	17715	1300	1300
29/04/2005	INGIM	Buy of Units on ASX	8031	700	700
11/04/2005	INGIM	Sale of Units on ASX	190596	-15000	-15000
21/02/2005	INGIM	Buy of Units on ASX	259034	19539	19539
24/02/2005	INGIM	Buy of Units on ASX	269501	20376	20376
22/04/2005	INGIM	Buy of Units on ASX	295190	24937	24937
26/04/2005	INGIM	Buy of Units on ASX	535824	45663	45663
2/05/2005	INGIM	Buy of Units on ASX	476443	41600	41600
3/05/2005	INGIM	Buy of Units on ASX	494222	43300	43300
21/02/2005	INGFM	Buy of Units on ASX	967974	73011	73011
24/02/2005	INGFM	Buy of Units on ASX	1094923	82779	82779
16/03/2005	INGFM	Buy of Units on ASX	666369	50000	50000
4/05/2005	INGFM	Sale of Units on ASX	283647	-25000	-25000
6/05/2005	INGFM	Buy of Units on ASX	1253616	112000	112000
21/02/2005	INGFM	Buy of Units on ASX	665309	50182	50182
24/02/2005	INGFM	Buy of Units on ASX	422777	31963	31963
22/04/2005	INGFM	Buy of Units on ASX	425245	35922	35922
26/04/2005	INGFM	Buy of Units on ASX	771899	65778	65778
21/02/2005	INGNZAJ	Buy of Units on ASX	21782	1643	1643
24/02/2005	INGNZAJ	Buy of Units on ASX	17536	1326	1326

22/04/2005	INGNZAJ	Buy of Units on ASX	17555	1483	1483
26/04/2005	INGNZAJ	Buy of Units on ASX	31882	2717	2717
21/02/2005	ANZMI	Buy of Units on ASX	21783	1843	1843
24/02/2005	ANZMI	Buy of Units on ASX	17599	1326	1326
22/04/2005	ANZMI	Buy of Units on ASX	17556	1483	1483
26/04/2005	ANZMI	Buy of Units on ASX	31834	2717	2717
21/02/2005	ANZMI	Buy of Units on ASX	3633	274	274
26/04/2005	ANZMI	Buy of Units on ASX	3520	300	300
21/02/2005	ANZMI	Buy of Units on ASX	3633	274	274
26/04/2005	ANZMI	Buy of Units on ASX	3520	300	300
21/02/2005	ANZMI	Buy of Units on ASX	7265	548	548
26/04/2005	ANZMI	Buy of Units on ASX	21123	1800	1800
21/02/2005	ANZMI	Buy of Units on ASX	3619	273	273
26/04/2005	ANZMI	Buy of Units on ASX	7041	600	600
21/02/2005	ANZMI	Buy of Units on ASX	49081	3702	3702
24/02/2005	ANZMI	Buy of Units on ASX	48702	3682	3682
22/04/2005	ANZMI	Buy of Units on ASX	47872	4027	4027
26/04/2005	ANZMI	Buy of Units on ASX	65521	7373	7373
21/02/2005	ANZMI	Buy of Units on ASX	287203	22417	22417
24/02/2005	ANZMI	Buy of Units on ASX	129880	9820	9820
22/04/2005	ANZMI	Buy of Units on ASX	193173	15318	15318
26/04/2005	ANZMI	Buy of Units on ASX	350663	29882	29882
21/02/2005	ANZMI	Buy of Units on ASX	38170	2879	2879
22/04/2005	ANZMI	Buy of Units on ASX	23830	2013	2013
26/04/2005	ANZMI	Buy of Units on ASX	43267	3687	3687
21/02/2005	ANZMI	Buy of Units on ASX	87250	6581	6581
24/02/2005	ANZMI	Buy of Units on ASX	68450	4419	4419
22/04/2005	ANZMI	Buy of Units on ASX	66444	4768	4768
26/04/2005	ANZMI	Buy of Units on ASX	102469	8732	8732
21/02/2005	ANZMI	Buy of Units on ASX	585548	44166	44186
24/02/2005	ANZMI	Buy of Units on ASX	520181	38327	39327
16/03/2005	ANZMI	Buy of Units on ASX	266545	20000	20000
16/04/2005	ANZMI	Buy of Units on ASX	313836	26400	26400
22/04/2005	ANZMI	Buy of Units on ASX	437794	35992	36862
26/04/2005	ANZMI	Buy of Units on ASX	794684	87718	87718
16/02/2005	ANZMI	Buy of Units on ASX	2776:	2300	2300
15/02/2005	ANZMI	Buy of Units on ASX	104814	8700	8700

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of 3 pages referred to in the Notice of 604 a Change of Interests of Substantial shareholder signed by me on: 12-05-05



S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Managed Investments Limited C/- ANZ Nominees Limited	ANZ Managed Investments Limited as Responsible Entity	Relevant interest arising pursuant to section 608(1) of the Corporations Act	1,647,770	1,647,770
ING Group	ANZ Nominees Limited LFG Holdings Pty Ltd	ANZ Nominees Limited LFG Holdings Pty Ltd as Responsible Entity	As above	5304124	5304124
ING Group	ANZ Nominees Limited Custodian for Indigenous Land Corporation	ING Investment Management Limited as Responsible Entity	As above	19222	19222
ING Group	Citicorp Nominees Pty Limited Commonwealth Cash Fund 4	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Australia Share 5	ING Investment Management Limited as Responsible Entity	As above	292376	292376
ING Group	Citicorp Nominees Pty Limited Custodian for Commonwealth Fixed Interest Fund 7	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Property Fund 5	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Cogent Nominees Pty Limited Custodian for AMP Capital Investors	ING Investment Management Limited as Responsible Entity	As above	437811	437811
ING Group	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	ING Investment Management Limited as Responsible Entity	As above	412556	412556
ING Group	Cogent Nominees Pty Limited Custodian for Workers Compensation	Cogent Nominees Pty Limited Custodian as Responsible Entity	As above	737,625	737,625
ING Group	ING Corporate Services Pty Limited	ING Corporate Services Pty Limited as Responsible Entity	As above	0	0
ING Group	ING Real Estate International Investments III BV	ING Real Estate International Investments as Responsible Entity	As above	0	0
ING Group	ING Real Estate Investment Management Australia Pty Limited	ING Investment Management Limited	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Blue Chip Pool	ING Funds Management Limited As Responsible Entity	As above	829402	829402
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Australia Share Fund	ING Funds Management Limited As Responsible Entity	As above	2176305	2176305
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Property Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Price Credit Pool Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Resources Opportunity Trust	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sisters Of Charity	ING Investment Management Limited as Responsible Entity	As above	18400	18400
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Growth Trust Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Pool	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Sustainable Investment Wholesale Australia Share Trust	ING Funds Management Limited As Responsible Entity	As above	79077	79077
ING Group	JP Morgan Nominees Australia Limited Custodian for Sydney Diocesan Superannuation Fund	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	J P Morgan Nominees Australia Limited Custodian for Tax Effective Income Fund	ING Funds Management Limited As Responsible Entity	As above	246167	246167

ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Fixed Interest Fund	ING Funds Management Limited As Responsible Entity	As above	0	0
ING Group	National Nominees Limited Custodian for Fiji National	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	National Nominees Limited Custodian for Qantas Super Listed Property Fund	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Premier Nominees as Custodian for AJNZ	ING Investment Management Limited as Responsible Entity	As above	40469	40469
ING Group	Premier Nominees Limited C/- Armstrong Jones (New Zealand)	Pacific Mutual Australia Limited	As above	0	0
ING Group	ING Investment Management Limited Custodian for ING Peel	ING Investment Management Limited as Responsible Entity	As above	43999	43999
ING Group	J P Morgan Nominees Limited Custodian for Navigator Australia Limited	ING Investment Management Limited as Responsible Entity	As above	0	0
ING Group	Cogent Nominees Pty Limited Custodian for RIL Aust Shares	ING Investment Management Limited as Responsible Entity	As above	18730	18730
ING Group	Investment Manager	ING Group	As above	119497	119497
ING Group	Investment Manager	ING Group	As above	98700	98700
				12,720,230	12,720,230

ANNEXURE 'C'

ING Group

Name	Address	Abbreviation*	
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group	
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings	
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management	
ING Management Limited	Level 6 , 345 George Street, Sydney NSW 2000	ING Management Limited	
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited	
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees	A.B FUNDS
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited	LIFE FUNDS
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)	
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees	
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited	CHASE
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited	
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1035 New Zealand	Premier Nominees Limited	X1016
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services	



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,944
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,944 @ $5.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 May, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,423,539	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	923	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		507,514	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		67,187	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		554,839	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		38,765	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		54,035	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 13 May 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.

BILLABONG'S ELEMENT TO LAUNCH FOOTWEAR LINE

Billabong International today announced the expansion of its Element skateboard brand into the footwear category.

Element Shoes will be launched at the Action Sports Retail show in California in September and will be progressively released to the company's international markets.

Billabong International chief executive Derek O'Neill said Element Shoes will complement the existing Element skateboard hardware, apparel and accessories range.

"The company is excited about the launch of Element Shoes and we feel it will cement Element's position as the world's leading skateboard brand," said Mr O'Neill.

"We are confident that the expansion into footwear will further Element's goal to be a complete skate company and increase its profile worldwide."

Element president Johnny Schillereff said planning for the new line was well advanced.

"The line has been in development for some time and we are looking forward to bringing it to market," said Mr Schillereff.

"Footwear is a natural extension to the Element brand and we will focus on delivering a fresh approach in design, functionality and performance."

Ends

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	BILLABONG INTERNATIONAL LIMITED
ACN/ARSN	084 923 946

1. Details of substantial holder (1)

Name	Concord Capital Ltd
ACN/ARSN (if applicable)	092 842 889

The holder became a substantial holder on 31/5/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
FULLY PAID ORDINARY SHARES	10,656,640	10,656,640	5.17%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
REFER TO ANNEXURE A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
REFER TO ANNEXURE A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER TO ANNEXURE B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 10, 6-10 O'CONNELL STREET, SYDNEY NSW 2001

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here date 1/JUNE/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.


CONCORD
CAPITAL

Annexure A of Form 603 – Notice of change of substantial holder

Details of registered shareholdings as at **31 May 2005**

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	342,415
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	193,473
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,230,990
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	744,442
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	525,713
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	367,278
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	67,141
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	416,624
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	259,035
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	667,280
State Street Australia Limited	Level 7, 338 Pitt Street, Sydney NSW 2000	2,219,697
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	155,562
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	813,967
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	915,627
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	472,778
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	868,883
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	69,798
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	325,937
Total		**10,656,640**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.


CONCORD
CAPITAL

Annexure B of Form 603 – Notice of initial substantial holder.

Details of net trades between 31 January 2005 and 31 May 2005

Date	$ Consideration	Net Trade
3-Feb-05	54,450.84	4,444.00
7-Feb-05	-55,834.78	-4,509.00
10-Feb-05	13,341.49	1,101.00
17-Feb-05	82,030.72	6,942.00
23-Feb-05	-11,679.98	-888.00
24-Feb-05	31,356.07	2,354.00
3-Mar-05	43,191.45	3,195.00
4-Mar-05	-38,105.30	-2,820.00
9-Mar-05	-33,535.91	-2,439.00
10-Mar-05	-1,944,209.13	-141,490.00
17-Mar-05	68,824.75	5,096.00
18-Mar-05	-44,199.41	-3,324.00
21-Mar-05	-439,593.52	-33,333.00
23-Mar-05	18,321.19	1,388.00
31-Mar-05	60,253.74	4,528.00
6-Apr-05	-16,055.53	-1,247.00
11-Apr-05	192,346.68	15,114.00
12-Apr-05	-23,624.27	-1,838.00
14-Apr-05	-77,958.74	-6,165.00
15-Apr-05	-14,161.09	-1,159.00
18-Apr-05	-6,077,193.47	-521,973.00
19-Apr-05	-17,421,407.12	-1,501,926.00
21-Apr-05	3,850,290.19	325,936.65
28-Apr-05	-31,255.67	-2,725.00
4-May-05	-119,004.60	-10,441.00
9-May-05	134,624.74	12,042.00
13-May-05	417,714.77	35,676.00
17-May-05	-15,078.65	-1,339.00
18-May-05	-4,555.56	-408.00
23-May-05	3,253,239.56	278,497.00
24-May-05	1,742,777.52	148,874.00
25-May-05	523,430.16	45,000.00
31-May-05	6,340,290.75	519,259.00

Form 604

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	14/06/2005
The previous notice was given to the company on	31/05/2004
The previous notice was dated	31/05/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	16,765,170	8.26%	14,992,186	7.26%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	560,936	0.28% see note 1 at the end of this form	424,618	0.21% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	17,326,106	8.54%	15,416,804	7.47%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	100 Fully paid ordinary shares	100
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	491,928 Fully paid ordinary shares	491,928
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	14,163 Fully paid ordinary shares	14,163
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,150 Fully paid ordinary shares	20,150
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	150,209 Fully paid ordinary shares	150,209

CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,680,351 Fully paid ordinary shares	1,680,351
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	63,490 Fully paid ordinary shares	63,490
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	91,500 Fully paid ordinary shares	91,500
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	41,020 Fully paid ordinary shares	41,020
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,100 Fully paid ordinary shares	7,100
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	132,926 Fully paid ordinary shares	132,926

CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	34,698 Fully paid ordinary shares	34,698
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	206,500 Fully paid ordinary shares	206,500
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	94,086 Fully paid ordinary shares	94,086
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	47,663 Fully paid ordinary shares	47,663
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	42,070 Fully paid ordinary shares	42,070
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	12,200 Fully paid ordinary shares	12,200

Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	141,604 Fully paid ordinary shares	141,604
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,674,985 Fully paid ordinary shares	1,674,985
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,476,163 Fully paid ordinary shares	5,476,163
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,573,084 Fully paid ordinary shares	2,573,084
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,390,878 Fully paid ordinary shares	1,390,878
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	605,318 Fully paid ordinary shares	605,318

CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	54,882 Fully paid ordinary shares "*" See note 1 on the last page of this form.	54,882
CFSIL as RE Commonwealth Australian Shares Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,087 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,087
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	347,676 Fully paid ordinary shares "*" See note 1 on the last page of this form.	347,676
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,421 Fully paid ordinary shares "*" See note 1 on the last page of this form.	20,421
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	552 Fully paid ordinary shares "*" See note 1 on the last page of this form.	552

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 17 day of June 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 14/06/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

End of Annexure A

This is the Annexure marked "B" of 10 pages referred to in the Notice of Substantial Shareholding dated 14 June 2005.

Colonial First State Inv Managers
Transaction listing for the period 01/06/2004 to 14/06/2005 (as per F10 function) Page 1
For Security BBG.AU Billabong International Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CF	LAEQ	OS-SAL	AUD	21/09/2004	-14700		-141561	
CF	LAEQ	OS-SAL	AUD	03/05/2005	-7100		-80835.05	
						-21800		-222396.05
CF	LAISSN	OS-PUR	AUD	18/06/2004	99594		844138.83	
CF	LAISSN	OS-PUR	AUD	21/06/2004	11467		98042.85	
CF	LAISSN	OS-SAL	AUD	28/10/2004	-2761		-29073.58	
CF	LAISSN	OS-SAL	AUD	14/12/2004	-2800		-30724.96	
CF	LAISSN	OS-SAL	AUD	04/03/2005	-14000		-189560	
						91500		692823.14
CF	LGEIT	OS-SAL	AUD	25/06/2004	-14200		-118712	
CF	LGEIT	OS-SAL	AUD	21/07/2004	-16100		-131215	
CF	LGEIT	OS-SAL	AUD	21/09/2004	-8500		-81855	
						-38800		-331782
CF	PET1SN	OS-PUR	AUD	18/06/2004	92983		788105.31	
CF	PET1SN	OS-PUR	AUD	21/06/2004	10707		91544.85	
CF	PET1SN	OS-SAL	AUD	28/10/2004	-2804		-29526.37	
CF	PET1SN	OS-SAL	AUD	04/03/2005	-6800		-92072	
						94,086		758,052
TOTAL						**124,986**		**896,697**
CL	M1C	OS-SAL	AUD	31/08/2004	-1800		-16879.1	
						-1800		-16879.1
CL	M3C	OS-SAL	AUD	22/06/2004	-14300		-120631.94	
CL	M3C	OS-SAL	AUD	28/01/2005	-16000		-193368	
CL	M3C	OS-SAL	AUD	22/03/2005	-7000		-92960	
						- 37,300		- 406,960
TOTAL						**- 39,100**		**- 423,839**
CM	EABS01	OS-PUR	AUD	02/06/2004	801		6715.99	
CM	EABS01	OS-PUR	AUD	03/06/2004	2527		21268.75	
CM	EABS01	OS-PUR	AUD	04/06/2004	4990		41715.04	
CM	EABS01	OS-PUR	AUD	07/06/2004	1162		9880.68	
CM	EABS01	OS-PUR	AUD	10/06/2004	1408		11814.13	
CM	EABS01	OS-PUR	AUD	15/06/2004	1407		11833.54	
CM	EABS01	OS-PUR	AUD	29/06/2004	1418		11772.59	
CM	EABS01	OS-PUR	AUD	02/07/2004	423		3530.18	
CM	EABS01	OS-PUR	AUD	14/07/2004	3524		28667.17	
CM	EABS01	OS-PUR	AUD	28/07/2004	356		2818.94	
CM	EABS01	OS-PUR	AUD	03/08/2004	7032		56785.19	
CM	EABS01	OS-PUR	AUD	04/08/2004	4672		37706.03	
CM	EABS01	OS-SAL	AUD	14/10/2004	-1915		-19417.38	
CM	EABS01	OS-SAL	AUD	15/10/2004	-702		-6999.81	
CM	EABS01	OS-SAL	AUD	18/10/2004	-1273		-12754.44	
CM	EABS01	OS-SAL	AUD	19/10/2004	-2384		-23655.7	
CM	EABS01	OS-SAL	AUD	21/10/2004	-391		-3889.21	
CM	EABS01	OS-PUR	AUD	24/11/2004	918		9899.22	
CM	EABS01	OS-PUR	AUD	08/12/2004	333		3720.2	
CM	EABS01	OS-PUR	AUD	09/12/2004	800		8783.01	
CM	EABS01	OS-PUR	AUD	14/12/2004	121		1329.02	
CM	EABS01	OS-SAL	AUD	17/12/2004	-414		-4614.61	
CM	EABS01	OS-PUR	AUD	21/12/2004	500		5656.59	
CM	EABS01	OS-PUR	AUD	29/12/2004	1119		12750.25	
CM	EABS01	OS-PUR	AUD	05/01/2005	500		5720.14	

CM	EABS01	OS-PUR	AUD	10/01/2005	572		6693.41	
CM	EABS01	OS-PUR	AUD	19/01/2005	1000		12193.78	
CM	EABS01	OS-PUR	AUD	01/02/2005	506		6064.43	
CM	EABS01	OS-PUR	AUD	09/02/2005	800		9847.47	
CM	EABS01	OS-PUR	AUD	11/02/2005	874		10635.53	
CM	EABS01	OS-PUR	AUD	17/02/2005	569		6757.78	
CM	EABS01	OS-SAL	AUD	03/03/2005	-1570		-21070.04	
CM	EABS01	OS-PUR	AUD	09/03/2005	890		12287.99	
CM	EABS01	OS-SAL	AUD	10/03/2005	-2202		-30043.02	
CM	EABS01	OS-SAL	AUD	22/03/2005	-539		-7146.65	
CM	EABS01	OS-PUR	AUD	23/03/2005	764		10069.52	
CM	EABS01	OS-SAL	AUD	24/03/2005	-1127		-14943.01	
CM	EABS01	OS-PUR	AUD	08/04/2005	897		11482.89	
CM	EABS01	OS-PUR	AUD	15/04/2005	712		8522.37	
CM	EABS01	OS-PUR	AUD	18/04/2005	460		5399.79	
CM	EABS01	OS-PUR	AUD	20/04/2005	958		11505.6	
CM	EABS01	OS-PUR	AUD	22/04/2005	503		5967.38	
CM	EABS01	OS-PUR	AUD	02/05/2005	739		8487.26	
CM	EABS01	OS-PUR	AUD	10/05/2005	682		7595.4	
CM	EABS01	OS-PUR	AUD	11/05/2005	1711		19674.36	
CM	EABS01	OS-PUR	AUD	12/05/2005	2640		30982.19	
CM	EABS01	OS-PUR	AUD	13/05/2005	3547		41627.51	
CM	EABS01	OS-PUR	AUD	16/05/2005	1676		19540.55	
CM	EABS01	OS-PUR	AUD	17/05/2005	433		4864.51	
CM	EABS01	OS-PUR	AUD	17/05/2005	2315		26160.52	
CM	EABS01	OS-PUR	AUD	03/06/2005	2221		28252.44	
CM	EABS01	OS-PUR	AUD	06/06/2005	1757		22512.4	
CM	EABS01	OS-PUR	AUD	07/06/2005	1783		23192.14	
CM	EABS01	OS-PUR	AUD	08/06/2005	1774		23016.54	
CM	EABS01	OS-PUR	AUD	09/06/2005	1001		13114.66	
CM	EABS01	OS-PUR	AUD	10/06/2005	1604		20878.79	
						54882		555160
CM	EASS04	OS-PUR	AUD	23/02/2005	800		10570.67	
CM	EASS04	OS-PUR	AUD	24/02/2005	843		11147.8	
CM	EASS04	OS-SAL	AUD	25/02/2005	-1643		-22196.92	
CM	EASS04	OS-PUR	AUD	16/03/2005	17401		231907.74	
CM	EASS04	OS-SAL	AUD	21/03/2005	-3918		-51841.48	
CM	EASS04	OS-SAL	AUD	22/03/2005	-13483		-178987.23	
CM	EASS04	OS-PUR	AUD	27/04/2005	83602		951665.64	
CM	EASS04	OS-PUR	AUD	28/04/2005	12681		143589.05	
CM	EASS04	OS-PUR	AUD	28/04/2005	9344		106739.96	
CM	EASS04	OS-PUR	AUD	02/05/2005	2779		31705.5	
CM	EASS04	OS-PUR	AUD	03/05/2005	3156		35960.12	
CM	EASS04	OS-PUR	AUD	03/05/2005	4568		52093.61	
CM	EASS04	OS-PUR	AUD	04/05/2005	1384		15796.36	
CM	EASS04	OS-PUR	AUD	04/05/2005	12503		142826.4	
CM	EASS04	OS-PUR	AUD	06/05/2005	3650		41233	
CM	EASS04	OS-SAL	AUD	11/05/2005	-3375		-38851.15	
CM	EASS04	OS-SAL	AUD	12/05/2005	-10560		-123303.99	
CM	EASS04	OS-SAL	AUD	13/05/2005	-3110		-36312.41	
CM	EASS04	OS-SAL	AUD	13/05/2005	-11053		-129070.43	
CM	EASS04	OS-SAL	AUD	16/05/2005	-4573		-53262.99	
CM	EASS04	OS-SAL	AUD	17/05/2005	-452		-5188.56	
CM	EASS04	OS-SAL	AUD	20/05/2005	-1202		-13975.79	
CM	EASS04	OS-SAL	AUD	23/05/2005	-21277		-247585.49	
CM	EASS04	OS-SAL	AUD	23/05/2005	-1308		-15272.23	
CM	EASS04	OS-SAL	AUD	23/05/2005	-3598		-42026.46	
CM	EASS04	OS-SAL	AUD	24/05/2005	-9824		-114409.1	
CM	EASS04	OS-SAL	AUD	24/05/2005	-13538		-157697.01	
CM	EASS04	OS-SAL	AUD	24/05/2005	-13099		-152748.05	
CM	EASS04	OS-SAL	AUD	31/05/2005	-35611		-439249.65	
						1087		-46743.09
CM	EASS05	OS-PUR	AUD	01/06/2004	4223		34741.9	
CM	EASS05	OS-PUR	AUD	02/06/2004	6230		52938.7	
CM	EASS05	OS-PUR	AUD	02/06/2004	5079		42795.85	

CM	EASS05	OS-PUR	AUD	03/06/2004	13802		116167.56	
CM	EASS05	OS-PUR	AUD	03/06/2004	6907		58137.74	
CM	EASS05	OS-PUR	AUD	04/06/2004	13019		108670.59	
CM	EASS05	OS-PUR	AUD	04/06/2004	5699		47569.99	
CM	EASS05	OS-PUR	AUD	07/06/2004	12282		104118.72	
CM	EASS05	OS-PUR	AUD	07/06/2004	7446		63122.3	
CM	EASS05	OS-PUR	AUD	08/06/2004	92104		784488.91	
CM	EASS05	OS-PUR	AUD	18/06/2004	10979		93512.8	
CM	EASS05	OS-PUR	AUD	21/06/2004	10621		90904.18	
CM	EASS05	OS-PUR	AUD	29/07/2004	21000		167593.16	
CM	EASS05	OS-SAL	AUD	13/09/2004	-5742		-54559.23	
CM	EASS05	OS-SAL	AUD	14/09/2004	-5746		-53873.57	
CM	EASS05	OS-SAL	AUD	14/09/2004	-7634		-71596.49	
CM	EASS05	OS-SAL	AUD	15/09/2004	-4878		-45373.17	
CM	EASS05	OS-PUR	AUD	15/11/2004	17789		192358.19	
CM	EASS05	OS-PUR	AUD	13/12/2004	6070		66888.63	
CM	EASS05	OS-PUR	AUD	13/12/2004	2180		24029.16	
CM	EASS05	OS-PUR	AUD	14/12/2004	1900		20836.04	
CM	EASS05	OS-PUR	AUD	15/12/2004	1581		17385.94	
CM	EASS05	OS-PUR	AUD	20/12/2004	4339		49567.3	
CM	EASS05	OS-SAL	AUD	07/01/2005	-19200		-219454.47	
CM	EASS05	OS-PUR	AUD	11/01/2005	6287		74307.81	
CM	EASS05	OS-PUR	AUD	17/01/2005	4883		60673.33	
CM	EASS05	OS-PUR	AUD	20/01/2005	2695		32535.92	
CM	EASS05	OS-PUR	AUD	21/01/2005	1770		21283.54	
CM	EASS05	OS-PUR	AUD	17/02/2005	6573		77910.75	
CM	EASS05	OS-PUR	AUD	21/02/2005	18098		239941.89	
CM	EASS05	OS-PUR	AUD	24/02/2005	10311		136384.21	
CM	EASS05	OS-SAL	AUD	01/03/2005	-13800		-188175.27	
CM	EASS05	OS-PUR	AUD	22/04/2005	11020		130454.96	
CM	EASS05	OS-PUR	AUD	26/04/2005	20180		236810.43	
CM	EASS05	OS-PUR	AUD	31/05/2005	16000		198165.41	
CM	EASS05	OS-PUR	AUD	08/06/2005	18500		240993.02	
CM	EASS05	OS-PUR	AUD	09/06/2005	20800		272465.41	
						323367		3224722.14
CM	EASS06	OS-PUR	AUD	26/05/2005	21921		255568.14	
CM	EASS06	OS-SAL	AUD	09/06/2005	-1500		-19547.26	
						20421		236020.88
CM	EASS15	OS-PUR	AUD	29/10/2004	500		5251.09	
CM	EASS15	OS-PUR	AUD	04/11/2004	817		8696.29	
CM	EASS15	OS-SAL	AUD	22/02/2005	-331		-4451.85	
CM	EASS15	OS-PUR	AUD	02/03/2005	2009		27177.09	
CM	EASS15	OS-PUR	AUD	08/03/2005	481		6618.49	
CM	EASS15	OS-PUR	AUD	15/03/2005	733		9983.29	
CM	EASS15	OS-PUR	AUD	22/03/2005	9		119.61	
CM	EASS15	OS-PUR	AUD	22/03/2005	830		11057.72	
CM	EASS15	OS-PUR	AUD	22/03/2005	925		12315.11	
CM	EASS15	OS-PUR	AUD	12/04/2005	425		5475.26	
CM	EASS15	OS-SAL	AUD	06/05/2005	-196		-2235.49	
CM	EASS15	OS-SAL	AUD	12/05/2005	-819		-9559.79	
CM	EASS15	OS-SAL	AUD	20/05/2005	-869		-10010.88	
CM	EASS15	OS-SAL	AUD	27/05/2005	-1124		-13345.37	
CM	EASS15	OS-SAL	AUD	03/06/2005	-1746		-22020.71	
CM	EASS15	OS-SAL	AUD	09/06/2005	-1092		-14267.27	
						552		10802.59
CM	EASS17	OS-SAL	AUD	22/06/2004	-686		-5783.83	
CM	EASS17	OS-PUR	AUD	07/09/2004	2814		26828.87	
CM	EASS17	OS-PUR	AUD	16/09/2004	887		8439.28	
CM	EASS17	OS-PUR	AUD	29/09/2004	2404		22583.2	
CM	EASS17	OS-PUR	AUD	19/10/2004	1032		10300.41	
CM	EASS17	OS-PUR	AUD	20/10/2004	579		5726.41	
CM	EASS17	OS-PUR	AUD	01/11/2004	3820		40033.6	
CM	EASS17	OS-SAL	AUD	22/11/2004	-335		-3599.31	
CM	EASS17	OS-SAL	AUD	23/11/2004	-163		-1747.3	
CM	EASS17	OS-SAL	AUD	24/11/2004	-274		-2937.96	

CM	EASS17	OS-SAL	AUD	24/11/2004	-246		-2638.07	
CM	EASS17	OS-SAL	AUD	25/11/2004	-229		-2448.98	
CM	EASS17	OS-SAL	AUD	02/12/2004	-148		-1691.74	
CM	EASS17	OS-SAL	AUD	06/12/2004	-231		-2643.04	
CM	EASS17	OS-SAL	AUD	07/12/2004	-692		-7878.94	
CM	EASS17	OS-SAL	AUD	07/12/2004	-17		-194.49	
CM	EASS17	OS-PUR	AUD	29/12/2004	1114		12674.49	
CM	EASS17	OS-PUR	AUD	11/01/2005	782		9268.57	
CM	EASS17	OS-PUR	AUD	20/01/2005	385		4639.21	
CM	EASS17	OS-PUR	AUD	25/01/2005	262		3186.8	
CM	EASS17	OS-PUR	AUD	01/02/2005	919		10998.84	
CM	EASS17	OS-PUR	AUD	09/02/2005	554		6815.08	
CM	EASS17	OS-PUR	AUD	11/02/2005	552		6679.51	
CM	EASS17	OS-PUR	AUD	17/02/2005	1426		16860.52	
CM	EASS17	OS-PUR	AUD	24/02/2005	1895		25213.59	
CM	EASS17	OS-SAL	AUD	02/03/2005	-4000		-53861.63	
CM	EASS17	OS-SAL	AUD	02/03/2005	-257		-3482.39	
CM	EASS17	OS-SAL	AUD	03/03/2005	-245		-3339.32	
CM	EASS17	OS-SAL	AUD	04/03/2005	-716		-9674.8	
CM	EASS17	OS-SAL	AUD	07/03/2005	-89		-1207.62	
CM	EASS17	OS-SAL	AUD	14/03/2005	-332		-4542.84	
CM	EASS17	OS-SAL	AUD	15/03/2005	-739		-10020.36	
CM	EASS17	OS-SAL	AUD	15/03/2005	-734		-9957.04	
CM	EASS17	OS-SAL	AUD	17/03/2005	-230		-3097.05	
CM	EASS17	OS-SAL	AUD	17/03/2005	-848		-11428.98	
CM	EASS17	OS-SAL	AUD	18/03/2005	-579		-7692.52	
CM	EASS17	OS-SAL	AUD	24/03/2005	-2188		-29025.83	
CM	EASS17	OS-SAL	AUD	24/03/2005	-245		-3250.69	
CM	EASS17	OS-SAL	AUD	29/03/2005	-899		-11926.06	
CM	EASS17	OS-SAL	AUD	30/03/2005	-2703		-35642.1	
CM	EASS17	OS-SAL	AUD	31/03/2005	-1338		-17771.56	
CM	EASS17	OS-SAL	AUD	31/03/2005	-296		-3935.16	
CM	EASS17	OS-SAL	AUD	05/04/2005	-793		-10361.68	
CM	EASS17	OS-SAL	AUD	08/04/2005	-491		-6268.7	
CM	EASS17	OS-SAL	AUD	13/04/2005	-304		-3943.63	
CM	EASS17	OS-SAL	AUD	14/04/2005	-228		-2949.59	
CM	EASS17	OS-SAL	AUD	19/04/2005	-584		-6966.74	
CM	EASS17	OS-SAL	AUD	20/04/2005	-22		-263.32	
CM	EASS17	OS-SAL	AUD	20/04/2005	-859		-10281.59	
CM	EASS17	OS-SAL	AUD	22/04/2005	-756		-8966.34	
CM	EASS17	OS-SAL	AUD	26/04/2005	-779		-9098.71	
CM	EASS17	OS-SAL	AUD	27/04/2005	-3892		-44099.83	
CM	EASS17	OS-SAL	AUD	28/04/2005	-1090		-12400.68	
						-9832		-156772.04
CM	EASS18	DIV	AUD	19/10/2004	0		0	
CM	EASS18	OS-SAL	AUD	22/11/2004	-14961		-160743.94	
CM	EASS18	OS-SAL	AUD	23/11/2004	-7272		-77953.38	
CM	EASS18	OS-SAL	AUD	24/11/2004	-12249		-131339.33	
CM	EASS18	OS-SAL	AUD	24/11/2004	-11003		-117994.52	
CM	EASS18	OS-SAL	AUD	25/11/2004	-10209		-109177.36	
CM	EASS18	OS-SAL	AUD	26/11/2004	-43881		-470511.97	
CM	EASS18	OS-SAL	AUD	26/11/2004	-17851		-191486.63	
CM	EASS18	OS-SAL	AUD	02/12/2004	-2243		-25638.91	
CM	EASS18	OS-SAL	AUD	06/12/2004	-3513		-40194.71	
CM	EASS18	OS-SAL	AUD	07/12/2004	-10499		-119538.98	
CM	EASS18	OS-SAL	AUD	07/12/2004	-261		-2986	
CM	EASS18	OS-SAL	AUD	10/12/2004	-64		-720.71	
CM	EASS18	OS-SAL	AUD	13/12/2004	-13492		-148046.49	
CM	EASS18	OS-SAL	AUD	17/12/2004	-4967		-55297.61	
CM	EASS18	OS-SAL	AUD	02/03/2005	-44305		-596584.83	
CM	EASS18	OS-SAL	AUD	02/03/2005	-2848		-38590.93	
CM	EASS18	OS-SAL	AUD	03/03/2005	-2717		-37032.39	
CM	EASS18	OS-SAL	AUD	04/03/2005	-7923		-107057.84	
CM	EASS18	OS-SAL	AUD	07/03/2005	-1855		-25170.01	
CM	EASS18	OS-SAL	AUD	14/03/2005	-4993		-68320.45	

CM	EASS18	OS-SAL	AUD	15/03/2005	-11117		-150739.46	
CM	EASS18	OS-SAL	AUD	15/03/2005	-11031		-149640.47	
CM	EASS18	OS-SAL	AUD	17/03/2005	-3458		-46563.37	
CM	EASS18	OS-SAL	AUD	17/03/2005	-12756		-171919.95	
CM	EASS18	OS-SAL	AUD	18/03/2005	-8706		-115666.76	
CM	EASS18	OS-SAL	AUD	22/03/2005	-3396		-45051.06	
CM	EASS18	OS-SAL	AUD	22/03/2005	-6200		-82261.07	
CM	EASS18	OS-SAL	AUD	22/03/2005	-1307		-17364.63	
CM	EASS18	OS-SAL	AUD	24/03/2005	-31538		-418380.55	
CM	EASS18	OS-SAL	AUD	24/03/2005	-3525		-46770.09	
CM	EASS18	OS-SAL	AUD	29/03/2005	-12949		-171780.4	
CM	EASS18	OS-SAL	AUD	30/03/2005	-38954		-513652.27	
CM	EASS18	OS-SAL	AUD	31/03/2005	-19286		-256160.07	
CM	EASS18	OS-SAL	AUD	31/03/2005	-4264		-56687.52	
CM	EASS18	OS-SAL	AUD	05/04/2005	-11434		-149401.58	
CM	EASS18	OS-SAL	AUD	08/04/2005	-7079		-90379.01	
CM	EASS18	OS-SAL	AUD	13/04/2005	-4377		-56780.51	
CM	EASS18	OS-SAL	AUD	14/04/2005	-3290		-42561.95	
CM	EASS18	OS-SAL	AUD	19/04/2005	-8414		-100373.57	
CM	EASS18	OS-SAL	AUD	20/04/2005	-12369		-148047.65	
CM	EASS18	OS-SAL	AUD	20/04/2005	-322		-3854.1	
CM	EASS18	OS-SAL	AUD	22/04/2005	-10895		-129217.21	
CM	EASS18	OS-SAL	AUD	26/04/2005	-11219		-131037.84	
CM	EASS18	OS-SAL	AUD	27/04/2005	-56097		-635628.95	
CM	EASS18	OS-SAL	AUD	28/04/2005	-15706		-178683.58	
						- 526,795		- 6,432,991
TOTAL						**- 136,318**		**- 2,609,800**
CP	AMPEQ	OS-SAL	AUD	03/06/2004	-12500		-104753.38	
CP	AMPEQ	OS-PUR	AUD	30/09/2004	34495		329157.82	
CP	AMPEQ	OS-SAL	AUD	07/03/2005	-2407		-32671.24	
CP	AMPEQ	OS-SAL	AUD	08/03/2005	-39708		-543671.01	
CP	AMPEQ	OS-SAL	AUD	09/03/2005	-11653		-160148.27	
CP	AMPEQ	OS-SAL	AUD	10/03/2005	-10629		-145182.66	
CP	AMPEQ	OS-SAL	AUD	11/03/2005	-2228		-30489.83	
CP	AMPEQ	OS-SAL	AUD	14/03/2005	-26826		-364487.54	
CP	AMPEQ	OS-SAL	AUD	15/03/2005	-1934		-26233.27	
CP	AMPEQ	OS-SAL	AUD	08/06/2005	-63336		-822268.91	
CP	AMPEQ	OS-SAL	AUD	09/06/2005	-2662		-34733.71	
CP	AMPEQ	OS-SAL	AUD	10/06/2005	-6825		-88292.74	
CP	AMPEQ	OS-SAL	AUD	14/06/2005	-40950		-535887.26	
						-187163		-2559662
CP	ASBAE	OS-PUR	AUD	30/09/2004	402		3835.73	
CP	ASBAE	OS-SAL	AUD	11/10/2004	-4800		-46443.12	
CP	ASBAE	OS-SAL	AUD	10/11/2004	-500		-5411.94	
CP	ASBAE	OS-SAL	AUD	06/12/2004	-3300		-37700.08	
CP	ASBAE	OS-SAL	AUD	04/03/2005	-1800		-24275.16	
						-9998		-109994.57
CP	ASBTD	OS-SAL	AUD	19/04/2005	-5000		-59660.37	
CP	ASBTD	OS-SAL	AUD	16/05/2005	-13286		-154120.61	
						-18286		-57968.73
CP	ASBZE	OS-SAL	AUD	05/05/2005	-165000		-1907305.78	
CP	ASBZE	OS-SAL	AUD	05/05/2005	-110000		-1272096.79	
CP	ASBZE	OS-SAL	AUD	09/05/2005	-89717		-987999.49	
CP	ASBZE	OS-SAL	AUD	09/05/2005	-76000		-833151.9	
CP	ASBZE	OS-SAL	AUD	10/05/2005	-124000		-1376075.99	
						-564717		-2681008.78
CP	CEQU	OS-SAL	AUD	03/06/2004	-3500		-29330.94	
CP	CEQU	OS-PUR	AUD	30/09/2004	5749		54858.04	
CP	CEQU	OS-SAL	AUD	07/03/2005	-794		-10777.31	
CP	CEQU	OS-SAL	AUD	08/03/2005	-13104		-179416.37	
CP	CEQU	OS-SAL	AUD	09/03/2005	-3845		-52842.2	
CP	CEQU	OS-SAL	AUD	10/03/2005	-3507		-47902.5	

CP	CEQU	OS-SAL	AUD	11/03/2005	-735		-10058.36	
CP	CEQU	OS-SAL	AUD	14/03/2005	-8854		-120300.18	
CP	CEQU	OS-SAL	AUD	15/03/2005	-638		-8654	
CP	CEQU	OS-SAL	AUD	08/06/2005	-18628		-241840.74	
CP	CEQU	OS-SAL	AUD	09/06/2005	-783		-10216.56	
CP	CEQU	OS-SAL	AUD	10/06/2005	-2007		-25963.88	
CP	CEQU	OS-SAL	AUD	14/06/2005	-12044		-157612.37	
						-62690		-840057.37
CP	CIMP	OS-SAL	AUD	09/06/2004	-12000		-102157.55	
CP	CIMP	OS-SAL	AUD	24/06/2004	-36190		-302314.58	
CP	CIMP	OS-SAL	AUD	25/06/2004	-1810		-15201.15	
CP	CIMP	OS-PUR	AUD	27/08/2004	47839		427433.67	
CP	CIMP	OS-SAL	AUD	08/09/2004	-50000		-468316.86	
CP	CIMP	OS-SAL	AUD	20/09/2004	-27000		-258285.35	
CP	CIMP	OS-SAL	AUD	25/10/2004	-45000		-478784.96	
CP	CIMP	OS-SAL	AUD	02/11/2004	-20000		-209036.97	
CP	CIMP	OS-SAL	AUD	03/11/2004	-22900		-240185.6	
CP	CIMP	OS-SAL	AUD	25/11/2004	-6395		-68260.72	
CP	CIMP	OS-SAL	AUD	25/11/2004	-8605		-92326.49	
CP	CIMP	OS-SAL	AUD	13/12/2004	-19000		-208445.49	
CP	CIMP	OS-PUR	AUD	02/03/2005	8300		113335.67	
CP	CIMP	OS-SAL	AUD	14/03/2005	-3772		-51374.67	
CP	CIMP	OS-SAL	AUD	14/03/2005	-24328		-330546.97	
CP	CIMP	OS-SAL	AUD	21/03/2005	-9289		-122772.2	
CP	CIMP	OS-SAL	AUD	21/03/2005	-9711		-128645.5	
CP	CIMP	OS-SAL	AUD	05/04/2005	-12000		-155837.25	
CP	CIMP	OS-SAL	AUD	07/04/2005	-34200		-435577.35	
CP	CIMP	OS-SAL	AUD	20/04/2005	-73741		-881124	
CP	CIMP	OS-SAL	AUD	20/04/2005	-14259		-170669.54	
CP	CIMP	OS-SAL	AUD	09/05/2005	-15000		-166493.77	
						-389061		-4345587.63
CP	CSSCE	OS-SAL	AUD	10/06/2004	-6900		-57862.02	
CP	CSSCE	OS-SAL	AUD	15/07/2004	-13800		-111918	
CP	CSSCE	OS-SAL	AUD	23/07/2004	-24088		-194474.47	
						-44788		-364254.49
CP	MACEQ	OS-SAL	AUD	03/06/2004	-1250		-10475.99	
CP	MACEQ	OS-PUR	AUD	25/08/2004	1330		11332.73	
CP	MACEQ	OS-PUR	AUD	27/08/2004	670		5985.97	
CP	MACEQ	OS-PUR	AUD	15/09/2004	2400		22377.52	
CP	MACEQ	OS-PUR	AUD	30/09/2004	2012		19197.68	
CP	MACEQ	OS-PUR	AUD	21/12/2004	1500		16907.11	
CP	MACEQ	OS-SAL	AUD	13/01/2005	-4000		-48370.77	
CP	MACEQ	OS-SAL	AUD	07/03/2005	-156		-2117.58	
CP	MACEQ	OS-SAL	AUD	08/03/2005	-2581		-35340.56	
CP	MACEQ	OS-SAL	AUD	09/03/2005	-757		-10404.17	
CP	MACEQ	OS-SAL	AUD	10/03/2005	-691		-9439.03	
CP	MACEQ	OS-SAL	AUD	11/03/2005	-145		-1984.43	
CP	MACEQ	OS-SAL	AUD	14/03/2005	-1745		-23709.49	
CP	MACEQ	OS-SAL	AUD	15/03/2005	-126		-1709.21	
CP	MACEQ	OS-SAL	AUD	08/06/2005	-4151		-53894.35	
CP	MACEQ	OS-SAL	AUD	09/06/2005	-174		-2270.49	
CP	MACEQ	OS-SAL	AUD	10/06/2005	-447		-5783.06	
CP	MACEQ	OS-SAL	AUD	14/06/2005	-2684		-35126.04	
						-10995		-164824.16
CP	PSSCE	OS-SAL	AUD	15/07/2004	-18600		-150846	
CP	PSSCE	OS-SAL	AUD	23/07/2004	-31895		-257504.28	
						-50495		-408350.28
CP	QCSF	OS-PUR	AUD	27/08/2004	1400		12508.77	
CP	QCSF	OS-SAL	AUD	03/11/2004	-500		-5244.23	
CP	QCSF	OS-PUR	AUD	07/01/2005	500		5720.55	
CP	QCSF	OS-PUR	AUD	02/03/2005	1100		15020.39	
CP	QCSF	OS-SAL	AUD	05/04/2005	-500		-6493.22	
CP	QCSF	OS-SAL	AUD	07/04/2005	-800		-10188.94	
CP	QCSF	OS-SAL	AUD	20/04/2005	-1676		-20026.37	
CP	QCSF	OS-SAL	AUD	20/04/2005	-324		-3878.04	

						-800		-12581.09
CP	WDEQ	OS-SAL	AUD	19/07/2004	-300		-2400	
CP	WDEQ	OS-SAL	AUD	20/07/2004	-2350		-18683.31	
CP	WDEQ	OS-SAL	AUD	28/01/2005	-300		-3606	
						-2950		-24689.31
CP	WEQI	OS-SAL	AUD	21/06/2004	-13000		-110834.1	
CP	WEQI	OS-SAL	AUD	19/10/2004	-16000		-159390.4	
CP	WEQI	OS-SAL	AUD	08/02/2005	-12970		-164329.9	
CP	WEQI	OS-SAL	AUD	30/03/2005	-8000		-105147.2	
						-49970		-539701.6
CP	WEQU	OS-SAL	AUD	03/06/2004	-33000		-276548.92	
CP	WEQU	OS-PUR	AUD	30/09/2004	57492		548599.55	
CP	WEQU	OS-SAL	AUD	08/10/2004	-69592		-676434.24	
CP	WEQU	OS-SAL	AUD	03/03/2005	-75259		-1008851.51	
CP	WEQU	OS-SAL	AUD	04/03/2005	-64741		-873920.68	
CP	WEQU	OS-SAL	AUD	07/03/2005	-6018		-81684.89	
CP	WEQU	OS-SAL	AUD	08/03/2005	-99269		-1359163.84	
CP	WEQU	OS-SAL	AUD	09/03/2005	-29132		-400363.78	
CP	WEQU	OS-SAL	AUD	10/03/2005	-26572		-362949.83	
CP	WEQU	OS-SAL	AUD	11/03/2005	-5570		-76224.57	
CP	WEQU	OS-SAL	AUD	14/03/2005	-67067		-911246.04	
CP	WEQU	OS-SAL	AUD	15/03/2005	-4834		-65569.59	
CP	WEQU	OS-SAL	AUD	08/06/2005	-231521		-3005755.31	
CP	WEQU	OS-SAL	AUD	09/06/2005	-9730		-126956.84	
CP	WEQU	OS-SAL	AUD	10/06/2005	-24949		-322756.85	
CP	WEQU	OS-SAL	AUD	14/06/2005	-149690		-1958900.23	
						-839452		-10958727.57
CP	WGRS	OS-PUR	AUD	25/08/2004	66495		566629.17	
CP	WGRS	OS-PUR	AUD	27/08/2004	33505		299361.71	
CP	WGRS	OS-PUR	AUD	06/09/2004	100000		945687.13	
CP	WGRS	OS-PUR	AUD	17/09/2004	20000		190424.72	
CP	WGRS	OS-PUR	AUD	21/09/2004	100000		964635.55	
CP	WGRS	OS-PUR	AUD	24/09/2004	183800		1730709.97	
CP	WGRS	OS-PUR	AUD	24/09/2004	66200		622372.68	
CP	WGRS	OS-PUR	AUD	29/09/2004	22000		209127.52	
CP	WGRS	OS-PUR	AUD	08/11/2004	63292		679365.89	
CP	WGRS	OS-PUR	AUD	08/11/2004	35000		374745	
CP	WGRS	OS-PUR	AUD	09/11/2004	23099		251074.16	
CP	WGRS	OS-PUR	AUD	10/11/2004	78609		856141.4	
CP	WGRS	OS-PUR	AUD	16/11/2004	69721		751309.51	
CP	WGRS	OS-PUR	AUD	17/11/2004	90000		965215.04	
CP	WGRS	OS-PUR	AUD	18/11/2004	100279		1087678.51	
CP	WGRS	OS-PUR	AUD	22/11/2004	225000		2427790.31	
CP	WGRS	OS-PUR	AUD	25/11/2004	61617		660979	
CP	WGRS	OS-PUR	AUD	25/11/2004	24790		265981.83	
CP	WGRS	OS-PUR	AUD	26/11/2004	48960		528905.64	
CP	WGRS	OS-PUR	AUD	30/11/2004	4633		51836.77	
CP	WGRS	OS-PUR	AUD	10/12/2004	99423		1102376.35	
CP	WGRS	OS-PUR	AUD	10/12/2004	135577		1496989.96	
CP	WGRS	OS-PUR	AUD	10/01/2005	30000		350885.84	
CP	WGRS	OS-PUR	AUD	12/01/2005	55000		657572.22	
CP	WGRS	OS-PUR	AUD	18/01/2005	61758		761062.21	
CP	WGRS	OS-PUR	AUD	19/01/2005	4581		55847.7	
CP	WGRS	OS-PUR	AUD	20/01/2005	6129		73920.81	
CP	WGRS	OS-PUR	AUD	27/01/2005	7532		92050.36	
CP	WGRS	OS-PUR	AUD	31/01/2005	50000		604234.4	
CP	WGRS	OS-PUR	AUD	03/02/2005	50000		614129.68	
CP	WGRS	OS-PUR	AUD	04/02/2005	97240		1207403.46	
CP	WGRS	OS-PUR	AUD	07/02/2005	47760		593995.35	
CP	WGRS	OS-PUR	AUD	09/02/2005	35000		431034.7	
CP	WGRS	OS-PUR	AUD	14/03/2005	165916		2254317.28	
CP	WGRS	OS-PUR	AUD	14/03/2005	74084		1006586.72	
CP	WGRS	OS-PUR	AUD	21/03/2005	29091		385017.28	
CP	WGRS	OS-PUR	AUD	21/03/2005	20909		276989.89	
CP	WGRS	OS-PUR	AUD	22/03/2005	26000		346534.92	

CP	WGRS	OS-PUR	AUD	22/03/2005	9000		119655	
CP	WGRS	OS-PUR	AUD	23/03/2005	35000		462236.45	
CP	WGRS	OS-PUR	AUD	24/03/2005	50000		666488.51	
						2507000		27989300.6
CP	WIMP	OS-SAL	AUD	07/06/2004	-58224		-486170.4	
CP	WIMP	OS-SAL	AUD	09/06/2004	-48000		-408630.2	
CP	WIMP	OS-SAL	AUD	24/06/2004	-63810		-533039.33	
CP	WIMP	OS-SAL	AUD	25/06/2004	-3190		-26790.97	
CP	WIMP	OS-PUR	AUD	27/08/2004	76776		685981.04	
CP	WIMP	OS-SAL	AUD	08/09/2004	-90000		-842970.34	
CP	WIMP	OS-SAL	AUD	20/09/2004	-48000		-459173.95	
CP	WIMP	OS-SAL	AUD	24/09/2004	-66200		-622372.68	
CP	WIMP	OS-SAL	AUD	24/09/2004	-18800		-175914.62	
CP	WIMP	OS-SAL	AUD	25/10/2004	-20000		-212793.32	
CP	WIMP	OS-SAL	AUD	02/11/2004	-40000		-418073.93	
CP	WIMP	OS-SAL	AUD	03/11/2004	-38300		-401707.8	
CP	WIMP	OS-SAL	AUD	25/11/2004	-14920		-159257.23	
CP	WIMP	OS-SAL	AUD	25/11/2004	-20080		-215446.35	
CP	WIMP	OS-SAL	AUD	13/12/2004	-64000		-702132.17	
CP	WIMP	OS-SAL	AUD	07/01/2005	-500		-5720.55	
CP	WIMP	OS-SAL	AUD	02/03/2005	-9400		-128356.06	
CP	WIMP	OS-SAL	AUD	14/03/2005	-8670		-118085.48	
CP	WIMP	OS-SAL	AUD	14/03/2005	-55930		-759926.5	
CP	WIMP	OS-SAL	AUD	21/03/2005	-12711		-168000.58	
CP	WIMP	OS-SAL	AUD	21/03/2005	-13289		-176044.7	
CP	WIMP	OS-SAL	AUD	05/04/2005	-18500		-240249.08	
CP	WIMP	OS-SAL	AUD	07/04/2005	-50000		-636808.99	
CP	WIMP	OS-SAL	AUD	20/04/2005	-105583		-1261600.95	
CP	WIMP	OS-SAL	AUD	20/04/2005	-20417		-244376.18	
CP	WIMP	OS-SAL	AUD	09/05/2005	-15000		-166493.77	
						-826748		-8884155.09
CP	WISC	OS-PUR	AUD	04/03/2005	20800		281632	
CP	WISC	OS-SAL	AUD	08/03/2005	-17706		-242542.94	
CP	WISC	OS-SAL	AUD	09/03/2005	-3094		-42471.21	
						0		-3382.15
CP	WISH	OS-SAL	AUD	03/06/2004	-27500		-230457.44	
CP	WISH	OS-SAL	AUD	07/03/2005	-6752		-91647.79	
CP	WISH	OS-SAL	AUD	08/03/2005	-111380		-1524984.3	
CP	WISH	OS-SAL	AUD	09/03/2005	-32686		-449206.73	
CP	WISH	OS-SAL	AUD	10/03/2005	-29813		-407219	
CP	WISH	OS-SAL	AUD	11/03/2005	-6249		-85516.58	
CP	WISH	OS-SAL	AUD	14/03/2005	-75250		-1022429.28	
CP	WISH	OS-SAL	AUD	15/03/2005	-5423		-73558.94	
CP	WISH	OS-SAL	AUD	08/06/2005	-146364		-1900192.07	
CP	WISH	OS-SAL	AUD	09/06/2005	-6151		-80258.12	
CP	WISH	OS-SAL	AUD	10/06/2005	-15772		-204037.08	
CP	WISH	OS-SAL	AUD	14/06/2005	-94632		-1238390.31	
						-557972		-7307897.64
CP	WSEQ	OS-PUR	AUD	29/09/2004	15000		142586.95	
CP	WSEQ	OS-SAL	AUD	08/11/2004	-35000		-374745	
CP	WSEQ	OS-PUR	AUD	22/11/2004	35000		377656.27	
CP	WSEQ	OS-PUR	AUD	25/11/2004	9683		103871.65	
CP	WSEQ	OS-PUR	AUD	25/11/2004	3895		41791.01	
CP	WSEQ	OS-PUR	AUD	26/11/2004	7694		83116.83	
CP	WSEQ	OS-PUR	AUD	30/11/2004	728		8145.3	
CP	WSEQ	OS-PUR	AUD	10/12/2004	14423		159253.32	
CP	WSEQ	OS-PUR	AUD	10/12/2004	10577		117275.02	
CP	WSEQ	OS-PUR	AUD	09/02/2005	11000		135468.04	
CP	WSEQ	OS-PUR	AUD	14/03/2005	13826		187855.24	
CP	WSEQ	OS-PUR	AUD	14/03/2005	6174		83886.76	
CP	WSEQ	OS-PUR	AUD	21/03/2005	2909		38500.41	
CP	WSEQ	OS-PUR	AUD	21/03/2005	2091		27700.31	
CP	WSEQ	OS-SAL	AUD	22/03/2005	-9000		-119655	
						89,000		1,012,707

TOTAL					- 1,020,085		- 10,260,835
	OSFT	OS-PUR	AUD	25/08/2004	101000	856942.19	
	OSFT	OS-PUR	AUD	26/08/2004	25800	218945.97	
	OSFT	OS-PUR	AUD	27/08/2004	11485	98647.89	
	OSFT	OS-SAL	AUD	28/09/2004	-1300	-12182.53	
	OSFT	OS-SAL	AUD	12/10/2004	-8400	-71346.15	
	OSFT	OS-PUR	AUD	04/11/2004	1910	20182.97	
	OSFT	OS-PUR	AUD	05/11/2004	1699	18087.16	
	OSFT	OS-PUR	AUD	10/11/2004	1413	15408.39	
	OSFT	OS-PUR	AUD	10/11/2004	7291	79501.06	
	OSFT	OS-SAL	AUD	24/11/2004	-1600	-17131.85	
	OSFT	OS-SAL	AUD	16/12/2004	-42800	-470047.36	
	OSFT	OS-SAL	AUD	17/12/2004	-40595	-452510.95	
	OSFT	OS-SAL	AUD	27/01/2005	-423	-5106.04	
	OSFT	OS-SAL	AUD	28/01/2005	-100	-1219	
	OSFT	OS-SAL	AUD	31/01/2005	-300	-3602.03	
	OSFT	OS-SAL	AUD	09/02/2005	-4346	-54747.54	
	OSFT	OS-SAL	AUD	10/02/2005	-3719	-46460.92	
	OSFT	OS-SAL	AUD	14/02/2005	-30194	-364466.14	
	OSFT	OS-SAL	AUD	15/02/2005	-12996	-156998	
	OSFT	OS-SAL	AUD	16/02/2005	-3825	-45774.59	
	OSFT	OS-PUR	AUD	07/03/2005	7750	105089.74	
	OSFT	OS-PUR	AUD	09/03/2005	9069	124806.76	
	OSFT	OS-PUR	AUD	11/03/2005	10086	138439.74	
	OSFT	OS-PUR	AUD	16/03/2005	9130	124367.06	
	OSFT	OS-PUR	AUD	17/03/2005	165	2240.7	
	OSFT	OS-PUR	AUD	17/03/2005	7517	102369.47	
	OSFT	OS-PUR	AUD	23/03/2005	7901	105277.27	
	OSFT	OS-PUR	AUD	23/03/2005	93	1235.97	
	OSFT	OS-PUR	AUD	23/03/2005	8818	117408.41	
	OSFT	OS-PUR	AUD	24/03/2005	84	1107.96	
	OSFT	OS-PUR	AUD	24/03/2005	5538	73201.37	
	OSFT	OS-PUR	AUD	30/03/2005	75	995.25	
	OSFT	OS-PUR	AUD	30/03/2005	3306	43996.29	
	OSFT	OS-PUR	AUD	12/04/2005	35850	456485.96	
	OSFT	OS-PUR	AUD	13/04/2005	4454	57389.28	
	OSFT	OS-PUR	AUD	13/04/2005	237	3024.77	
	OSFT	OS-SAL	AUD	15/04/2005	-5302	-67201.02	
	OSFT	OS-PUR	AUD	15/04/2005	22708	288582.25	
	OSFT	OS-PUR	AUD	18/04/2005	23950	293853.5	
	OSFT	OS-PUR	AUD	19/04/2005	35900	420529.09	
	OSFT	OS-PUR	AUD	20/04/2005	909	10818.22	
	OSFT	OS-PUR	AUD	21/04/2005	7420	89083.45	
	OSFT	OS-PUR	AUD	21/04/2005	77755	934659.1	
	OSFT	OS-PUR	AUD	26/04/2005	3039	36067.02	
	OSFT	OS-SAL	AUD	27/04/2005	-4647	-54100.52	
	OSFT	OS-PUR	AUD	29/04/2005	15300	175083.76	
	OSFT	OS-SAL	AUD	04/05/2005	-4967	-56938.83	
	OSFT	OS-SAL	AUD	05/05/2005	-6113	-69517.81	
	OSFT	OS-SAL	AUD	09/05/2005	-2284	-26046.41	
	OSFT	OS-PUR	AUD	11/05/2005	23900	266376.64	
	OSFT	OS-SAL	AUD	13/05/2005	-36211	-423696.09	
	OSFT	OS-SAL	AUD	18/05/2005	-7518	-84688.48	
	OSFT	OS-SAL	AUD	19/05/2005	-8610	-96322.75	
	OSFT	OS-SAL	AUD	20/05/2005	-2400	-26736	
	OSFT	OS-SAL	AUD	25/05/2005	-7589	-88294.58	
	OSFT	OS-SAL	AUD	26/05/2005	-6710	-77887.04	
	OSFT	OS-SAL	AUD	30/05/2005	-7288	-86518.22	
	OSFT	OS-SAL	AUD	01/06/2005	-9357	-113456.11	
	OSFT	OS-SAL	AUD	02/06/2005	-5458	-67014.57	
					206,500		2,240,193

TOTAL						**206,500**		**2,240,193**
	CSTL	OS-SAL	AUD	15/06/2004	-195		-1630.2	
						- 195		- 1,630
TOTAL						**- 195**		**- 1,630**
	AIL*6704387	TAKEON BAL	AUD	21/12/2004	100	-		
						100		-
TOTAL						**100**		**-**
NN	N.AE	OS-SAL	AUD	03/06/2004	-250		-2095.2	
						-250		-2095.2
NN	N.ZE	OS-SAL	AUD	08/06/2004	-200000		-1697745	
NN	N.ZE	OS-SAL	AUD	10/06/2004	-250000		-2110111.5	
NN	N.ZE	OS-SAL	AUD	11/06/2004	-116802		-973580.82	
NN	N.ZE	OS-SAL	AUD	15/06/2004	-113524		-950515.51	
NN	N.ZE	OS-SAL	AUD	16/06/2004	-22900		-192153.21	
NN	N.ZE	OS-SAL	AUD	21/06/2004	-20000		-170536.59	
NN	N.ZE	OS-SAL	AUD	14/07/2004	-170000		-1374863.23	
NN	N.ZE	OS-SAL	AUD	21/07/2004	-150000		-1217244.26	
						- 1,043,226		- 8,686,750
TOTAL						**- 1,043,476**		**- 8,688,845**
NP	NUTDT	OS-SAL	AUD	10/06/2004	-20000		-167181	
NP	NUTDT	OS-PUR	AUD	25/08/2004	18286		155812.25	
						- 1,714		- 11,369
TOTAL						**- 1,714**		**- 11,369**
GRAND TOTAL						**- 1,909,302**		**- 18,859,428**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,314
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	57,992 @ $5.35 per share (A) 5,617 @ $7.70 per share (A) 3,205 @ $6.32 per share (A) 500 @ $2.60 per share (B)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(A) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000 (B) Shares issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 June, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,490,853	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	423	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		507,514	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		9,195	Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		554,839	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		33,148	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		50,830	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 28 June 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,194
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,458 @ $7.70 per share 5,736 @ $6.32 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 August, 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
206,508,047	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	423	Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)
		507,514	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		9,195	Options expired unexercised on 30 June 2005 exercise price was $5.35 (BBGAM)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		554,839	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		21,690	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		45,094	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 9 August 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,921

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Number & exercise price:** Options have been granted to acquire 23,921 fully paid ordinary shares at an exercise price of $13.69 **Exercise period and Expiry date:** The options vest in three tranches: 25% on 10 August 2006 – First tranche 50% on 10 August 2007 – Second tranche 25% on 10 August 2008 – Third tranche There are no performance targets on the Options and each option holder has 12 months from the date of vesting to exercise the options. The exercise dates are non-cumulative, i.e. the options will lapse if not exercised in the appropriate 12 month period **Participation in New Share Issues:** An option holder may only participate in new share issues of securities by the Company if the option has been exercised and shares in the Company allotted to that person/entity. **Pro-rata issue:** Where the Company makes a pro-rata issue of securities (except a bonus issue) the exercise price of the options will be reduced according to the formulae in the Listing Rules. **Bonus issue:** Where the Company makes a pro-rata bonus issue of securities the number of shares issued on the exercise of an option is increased by the number of shares the option holder would have received if the option had been exercised before the record date for the bonus issue

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The options are unquoted** All shares issued upon the exercise of the options will rank equally in all respects with the existing fully paid ordinary shares.
5	Issue price or consideration	Issued for no consideration by the Company.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August, 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
206,531,968	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**423**	**Options expired unexercised on 10 August 2005 exercise price was $2.60 (BBGAK)**
		507,514	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		554,839	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		21,690	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		45,094	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 11 August 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.



ANNOUNCEMENT

AMENDED 3B

Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads
QLD 4220
Australia
P O Box 283
Burleigh Heads
QLD 4220
Australia

Tel: 07 5589 9805
Fax: 07 5589 9654

The Appendix 3B lodged on 11 August, 2005 contained an error in section 8 because the unlisted options issued on that day were inadvertently added to the total of listed securities. The correct number of securities quoted on ASX should be 206,508,047. The attached amended form corrects that error and we apologise for any inconvenience.

Craig White
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,921

+ See chapter 19 for defined terms.

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Number & exercise price:** Options have been granted to acquire 23,921 fully paid ordinary shares at an exercise price of $13.69 **Exercise period and Expiry date:** The options vest in three tranches: 25% on 10 August 2006 – First tranche 50% on 10 August 2007 – Second tranche 25% on 10 August 2008 – Third tranche There are no performance targets on the Options and each option holder has 12 months from the date of vesting to exercise the options. The exercise dates are non-cumulative, i.e. the options will lapse if not exercised in the appropriate 12 month period **Participation in New Share Issues:** An option holder may only participate in new share issues of securities by the Company if the option has been exercised and shares in the Company allotted to that person/entity. **Pro-rata issue:** Where the Company makes a pro-rata issue of securities (except a bonus issue) the exercise price of the options will be reduced according to the formulae in the Listing Rules. **Bonus issue:** Where the Company makes a pro-rata bonus issue of securities the number of shares issued on the exercise of an option is increased by the number of shares the option holder would have received if the option had been exercised before the record date for the bonus issue

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The options are unquoted** All shares issued upon the exercise of the options will rank equally in all respects with the existing fully paid ordinary shares.
5	Issue price or consideration	Issued for no consideration by the Company.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August, 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
206,508,047	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*Including* the securities in clause 2 if applicable)	**423**	**Options expired unexercised on 10 August 2005 exercise price was $2.60 (BBGAK)**
		507,514	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		39,836	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		554,839	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		21,690	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		45,094	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 11 August 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.



STOCK EXCHANGE ANNOUNCEMENT

18 August 2005

Unlisted Share Options Reconciliation

Billabong International Limited wishes to confirm:

1. Number of securities quoted on ASX is 206,508,047.
2. Unlisted share options on issue is as follows:

Class	Previous Balance	Lapsed	Current Balance
Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)	507,514	109,505	398,009
Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)	18,418	–	18,418
Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)	39,836	4,500	35,336
Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)	554,839	177,834	377,005
Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)	21,690	–	21,690
Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)	45,094	–	45,094
Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)	43,909	–	43,909
Options expiring 10 August 2009 exercisable at $13.69 (BBGAW)	23,921	–	23,921
Options expiring 30 June 2005 exercisable at $5.35 (BBGAM)	Previously advised to ASX on 10 August 2005	9,195	–
Options expiring 10 August 2005 exercisable at $2.60 (BBGAK)	Previously advised to ASX on 11 August 2005	423	–

Craig White
Company Secretary





Billabong International Limited
ABN 17 084 923 946
1 Billabong Place
Burleigh Heads QLD 4220
Australia
PO Box 283
Burleigh Heads QLD 4220
Australia
Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Contents Billabong International Limited Preliminary Final Report

Appendix 4E

Preliminary final report

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

Financial year ended

30 JUNE 2005

Comparative Financial year ended

30 JUNE 2004

Results for announcement to the market

Results				$A'000
Revenues from ordinary activities	Up	25.3%	to	850,835
Profit from ordinary activities after tax attributable to members	Up	44.1%	to	125,434
Net profit for the period attributable to members	Up	44.1%	to	125,434

Dividends	Amount per security	Franked amount per security
Current period – 2005		
Final dividend – payable on 11 October 2005	20.5¢	20.5¢
Interim dividend - paid on 11 April 2005	17.5¢	17.5¢
Previous corresponding period – 2004		
Final dividend – paid on 8 November 2004	14.0¢	14.0¢
Interim dividend - paid on 14 April 2004	12.5¢	12.5¢

The Record date for determining entitlements to the final 2005 dividend is 26 September 2005.

Brief explanation of any of the figures reported above:

Strong revenue and earnings growth was achieved globally and has been reflected in an increased record final half dividend of 20.5 cents per share. The annual dividend payout ratio has been maintained at 62%.

Consolidated Statement of Financial Performance

	2005 $'000	2004 $'000
Revenue from ordinary activities	**850,835**	679,285
Interest received	**1,026**	490
Total Revenue	**851,861**	679,775
Borrowing costs expense	**(5,896)**	(5,700)
Other expenses from ordinary activities	**(662,486)**	(546,198)
Profit from ordinary activities before income tax expense	**183,479**	127,877
Income tax expense	**(58,045)**	(40,842)
Net profit attributable to members of Billabong International Limited	**125,434**	87,035
Net exchange differences on translation of financial reports of foreign controlled entities	**(6,654)**	(512)
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity	**(6,654)**	(512)
Total changes in equity other than those resulting from transactions with owners as owners	**118,780**	86,523

Consolidated Statement of Financial Position

	2005 $'000	2004 $'000
Current assets		
Cash assets	**51,022**	56,086
Receivables	**174,930**	169,272
Inventories	**111,815**	103,539
Deferred tax assets	**10,209**	9,241
Other	**7,095**	8,274
Total current assets	**355,071**	346,412
Non-current assets		
Receivables	**7,906**	2,293
Property, plant and equipment	**38,848**	35,344
Intangible assets	**537,172**	517,131
Other	**2,881**	---
Total non-current assets	**586,807**	554,768
Total assets	**941,878**	901,180
Current liabilities		
Payables	**114,705**	112,603
Interest bearing liabilities	**2,854**	2,116
Current tax liabilities	**16,877**	9,177
Total current liabilities	**134,436**	123,896
Non-current liabilities		
Interest bearing liabilities	**113,016**	149,052
Deferred tax liabilities	**49,027**	48,655
Provisions	**1,526**	1,035
Total non-current liabilities	**163,569**	198,742
Total liabilities	**298,005**	322,638
Net assets	**643,873**	578,542
Equity		
Parent entity interest		
Contributed equity	**309,911**	298,462
Reserves	**142,603**	149,257
Retained profits	**191,359**	130,823
Total parent entity interest	**643,873**	578,542
Total equity	**643,873**	578,542

Consolidated Statement of Cash Flows

	2005 $'000	2004 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	**872,732**	658,957
Payments to suppliers & employees (inclusive of GST)	**(701,320)**	(543,246)
	171,412	115,711
Interest received	**742**	490
Other revenue	**3,449**	4,672
Borrowing costs	**(5,420)**	(5,587)
Income taxes paid	**(53,821)**	(48,671)
Net cash inflow from operating activities	**116,362**	66,615
(refer to Comments on results - page 6)		
Cash flows from investing activities		
Payments for property, plant and equipment	**(15,858)**	(13,786)
Payments for intangible assets	**(21,916)**	(10,712)
Proceeds from sales of plant & equipment	**513**	179
Net cash outflow from investing activities	**(37,261)**	(24,319)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**11,393**	7,985
Proceeds from borrowings	**87,278**	102,416
Repayment of borrowings	**(114,893)**	(77,934)
Dividends paid	**(64,898)**	(50,630)
Net cash outflow from financing activities	**(81,120)**	(18,163)
Net increase (decrease) in cash held	**(2,019)**	24,133
Cash at the beginning of the financial year (including cash acquired)	**56,086**	30,835
Effects of exchange rate changes on cash	**(3,045)**	1,118
Cash at the end of the financial year	**51,022**	56,086

Note to the Financial Report
Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards ("IFRS") for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to AIFRS, including training of staff and system and internal control changes necessary to gather all required financial information. The project team is chaired by the Chief Financial Officer and reports to the Audit Committee. The project team has prepared a detailed timetable for managing the transition and is currently on schedule.

The project team has analysed all of the AIFRS and, with the exception of the areas detailed in this note, has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time adoption of Australian Equivalents to International Financial Reporting Standards*. These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

The adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, which may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

(a) Recognition and amortisation of intangible assets

Under AASB 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generation unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years. The company has elected to make use of the transitional exemption available under AASB 1 *First-time adoption of Australian equivalents to International Financial Reporting Standards* and will not restate any business combinations that occurred prior to 1 July 2004.

If the policy required by AASB 3 had been applied during the year ended 30 June 2005, consolidated amortisation expense for the year would have been $3.3m lower.

Note to the Financial Report
Impacts of adopting Australian equivalents to IFRS (Continued)

AASB 3 also requires all intangible assets that can be reliably measured to be recognised at time of acquisition separately from goodwill. This will result in a larger number of intangible assets being recognised at time of an acquisition versus the present purchase method. If the method required by AASB 3 had been applied during the year ended 30 June 2005, consolidated amortisation expense for the half-year would have been $1.3m higher.

The net impact of these adjustments is a reduction in consolidated amortisation expense of $2.0m. This is also the only adjustment to consolidated intangible assets. AIFRS consolidated intangible assets at 30 June 2005 will be higher than the reported AGAAP balance by $2.0m.

(b) Financial instruments

The Company has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005 and therefore will have no impact on the financial statements at 30 June 2005. As permitted by AASB 1, the company will not apply AASB 132 or AASB 139 to the 2005 comparatives published in its 2006 financial statements.

From 1 July 2005, financial instruments will be carried at either amortised cost or fair value, depending on which of the four categories set out in the standard applies to the instrument. Movements in fair value will be either charged to net profit or loss or taken to equity in accordance with the standard. This will result in a change to the existing accounting policy which does not currently classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised as assets or liabilities.

Foreign exchange contracts held for hedging purposes will be classified as cash flow hedges or fair value hedges, on the basis of the qualifying criteria outlined in AASB 139. This will result in the recognition of hedging instruments as assets or liabilities, with resulting gains or losses being charged to net profit or loss or taken to equity in accordance with the hedge accounting rules in AASB 139. Currently, losses and gains arising from some contracts used for hedging purposes, along with any realised or unrealised losses or gains from re-measurement, are included in assets or liabilities as deferred losses or deferred gains.

The company anticipates that its hedging activities will be highly effective such that there will be only limited volatility on its future operating profits as a result of hedge ineffectiveness.

Note to the Financial Report
Impacts of adopting Australian equivalents to IFRS (Continued)

(c) Income taxes

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

The impact of the change in policy required by AASB 112 is still to be determined with respect to the tax bases of the consolidated entities intangible assets.

(d) Billabong Executive Performance Share Plan

UIG Interpretation 112 *Consolidation – Special purpose entities* extends the circumstances under which a special purpose entity would be consolidated. The Company is considering the applicability of UIG Interpretation 112 to the Billabong Executive Performance Share Plan trusts.

30 June 2005 AIFRS financial statements

In line with the project team's AIFRS transition time line, the 30 June 2005 AIFRS financial statements will be completed in the first half of financial year 2006. This will include an assessment of the impact of UIG 1052 *Tax consolidation accounting* on the Company. However, from the work performed to date and with the exception of any adjustments that may be required following the finalisation of the areas noted above, the impact of AIFRS on the full year 2005 AGAAP income statement is not anticipated to be material.

Consolidated retained profits	2005 $'000	2004 $'000
Retained profits at the beginning of the financial period	130,823	94,418
Net profit attributable to members	125,434	87,035
Net transfers to and from reserves	—	—
Net effect of changes in accounting policies	—	—
Dividends and other equity distributions paid or payable	(64,898)	(50,630)
Retained profits at end of financial period	**191,359**	130,823

Earnings per security (EPS)	2005	2004
Basic EPS	**61.0 cents**	43.0 cents
Diluted EPS	**61.0 cents**	42.7 cents
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	**205,534,147**	202,289,312

NTA backing	2005	2004
Net tangible asset backing per ordinary security	**$0.52**	$0.30

Dividend Payable

The final 2005 dividend is payable on 11 October 2005.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Total dividend per security (interim *plus* final)

	2005	2004
Ordinary securities	**38.0¢**	26.5¢

Final dividend on all securities

	2005 $'000	2004 $'000
Total	**42,331**	28,786

Control gained over entities having material effect

Name of entity (or group of entities)	NIL

Loss of control of entities having material effect

Name of entity (or group of entities)	NIL

Details of associates and joint venture entities

Name of entity (or group of entities)	NIL

Comments on the results

CONSOLIDATED RESULT

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues	Segment EBITDA *
	$'000	$'000
Australasia	275,682	78,128
Americas	394,022	84,812
Europe	173,883	32,945
Third party royalties	4,201	4,201
	847,788	200,086
Less: Interest		(4,291)
Depreciation and amortisation		(12,316)
Profit from ordinary activities before income tax expense		183,479
Income tax expense		(58,045)
Profit from ordinary activities after income tax expense		125,434

* Segment EBITDA excludes inter-company royalties and sourcing fees.

Comments on the operations and the results are set out below:

Profit after tax for the year ended 30 June 2005 was $125.4 million, an increase of 44.1% over the 2003-04 year (the prior year). This was an exceptional result considering the unfavourable impact on overseas earnings by a strengthening Australian dollar (AUD).

Sales revenue of $843.6 million, excluding third party royalties, represented an increase of 25.0% over the prior year, or 27.8% in constant currency. At a segment level, in AUD terms, sales revenue in the Americas increased 21.9%, Australasia increased 43.1% and Europe increased 9.4% over the prior year.

Consolidated gross margins at 51.8% were stronger than the prior year's 49.0%. EBITDA increased 38.8% to $200.1 million or 41.6% in constant currency. Both the American and Australian segments were highlights, with EBITDA growth, year on year in local currencies,

increasing 46.9% and 51.0% respectively. The consolidated EBITDA margin increased to 23.7% from 21.4% in the 2003-04 year.

AMERICAS

Compared with the prior year, sales revenue increased 28.7% to US$293.9 million (up from US$228.5 million), EBITDA rose 46.9% to US$63.3 million (up from US$43.1 million) and EBITDA margins lifted to a new high of 21.5% (up from 18.8%).

In AUD terms, sales revenue in the Americas increased 21.9% to $394.0 million and EBITDA of $84.8 million was 39.2% higher than the prior year.

Element continued to penetrate the market and its global sales now account for approximately 14% of group revenue.

Canada and Brazil grew strongly, posting local currency sales revenue increases over the prior year of in excess of 30% and 85% respectively.

EUROPE

Compared with the prior year, European sales revenue increased 8.0% to €101.0 million and EBITDA rose 12.8% to €19.1 million. In AUD terms, sales revenue from Europe was $173.9 million, a 9.4% increase, EBITDA showed signs of improvement to increase 14.3% to $32.9 million and EBITDA margins increased to 18.9% from 18.1% in 2003-04.

Trading conditions in Europe continue to be challenging due to the generally soft retail environment. However, Billabong's stronger 2004-05 EBITDA result, particularly in the second half, demonstrates an improved business performance.

Italy and Germany continue to be key growth areas in the region.

AUSTRALASIA

Compared with the prior year, Australasian sales revenue was up 43.1% to $275.7 million, EBITDA of $78.1 million was 51.0% higher and EBITDA margins continued to improve, increasing to 28.3% from 26.9%.

Australia was the standout region recording exceptional growth, particularly in the first half for both sales revenue and EBITDA.

Element and Von Zipper both posted solid gains. Elsewhere in the region, sales revenue in local currencies were particularly strong with Japan and New Zealand increasing in excess of 30% and 20% respectively.

STATEMENT OF FINANCIAL POSITION, CASH FLOW AND CAPITAL EXPENDITURE

Working capital (including factored receivables) at $183.5m increased 8.6% for the period, which overall was a good result given revenue growth of 25.0%. Capital expenditure of $37.8m or 4.5% of sales includes the purchase of the Kustom and Palmers business ($19.0m) and was in accordance with expectations. Net debt reduced to $64.8m, and is still relatively low at a debt to equity ratio of 10.1% and interest cover of 43.8 times.

Cashflow from operations of $116.4m represents a 74.7% increase over the prior period.

Compliance statement

This preliminary final report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the company's annual report.

Signed: .... Date: 19 August 2005

Derek O'Neill
Chief Executive Officer

MEDIA RELEASE - August 19, 2005

Billabong International Limited results for year ended June 30, 2005



Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

Billabong International Limited today reported a 44.1% rise in net profit after tax to $125.4 million for the year to June 30, 2005.

Sales revenue as reported in Australian dollars lifted 25.0% on the prior year to $843.6 million.

Earnings per share grew 41.9% to 61.0 cents per share, while the second half dividend of 20.5 cents per share takes the full-year payout to 38.0 cents per share fully franked, or 43.4% higher than the prior year.

Billabong International chief executive officer, Derek O'Neill, said the result was built on an exceptional first half, with particularly strong contributions from the company's US and Australian businesses and continued improvements in Europe.

"It was an exceptional year at retail level and, while the second half was more subdued than the exuberant first half, Billabong maintained strong momentum through to the end of the year," said Mr O'Neill.

"Overall, it was a year in which Billabong's established brands maintained strong growth and the company's emerging brands achieved further market penetration."

Sales revenue in the Americas lifted 28.7% to US$293.9 million, or 21.9% higher in Australian dollars, with a significant margin improvement.

Australasian sales lifted 43.1% to $275.7 million, with the result buoyed by the exceptionally strong retail environment that characterised the first half in Australia.

European revenue lifted 8.0% in Euro terms, or 9.4% in Australian dollars, with sales passing €100 million for the first time.

Mr O'Neill said all of the group's brands performed strongly, with the surf-inspired Billabong brand maintaining its place as one of the world's premier youth lifestyle brands.

"The skateboard-influenced Element apparel and hardgoods brand again showed outstanding growth globally and the Von Zipper eyewear and apparel brand grew strongly, particularly in the US and Australia," he said.

"Of our newer brands, the Honolua Surf Company wholesale range and the Kustom footwear brand are now being rolled out globally, while Palmers Surf continues to hold a leading position in the surf wax market."

Mr O'Neill said the solid performance in the 2004-05 financial year maintained Billabong International Limited's position as one of Australia's premier global businesses.

"Since Billabong publicly listed in August 2000 it has delivered total shareholder returns of 47.7% per annum and annual compound EPS growth of 30.2%," said Mr O'Neill.

"It is a record of which the company and its staff are proud.

"While retail conditions in Australia softened in the second half, Billabong's global reach and multi-brand strategy allows it to absorb region-specific economic fluctuations and retail cycles and still deliver solid growth.

"With this in mind and, in the absence of any unforeseen exceptional circumstances, the company is returning to its target of 15% EPS growth for the 2005-06 financial year."

For further information visit www.billabongcorporate.com





Billabong International Limited

ABN 17 084 923 946

Contents

:: FULL FINANCIAL REPORT 2004 - 05







vonzipper

element

Your Directors present their report on the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2005.

Directors

The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson AC
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull
G.M. Pemberton AC

E.T. Kunkel replaced G.M. Pemberton as Chairman of the Board, effective 14 January 2005.

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Billabong group trademarks to specified regions of the world.

Dividends

Dividends paid to members during the financial year were:

	$'000
• Final ordinary dividend for the year ended 30 June 2004 of 14.0 cents per fully paid share paid on 8 November 2004	28,786
• Interim ordinary dividend for the year ended 30 June 2005 of 17.5 cents per fully paid share paid on 11 April 2005	36,112
	64,898

In addition to the above dividends, since the end of the financial year the Directors have declared a final ordinary dividend for the year ended 30 June 2005 of 20.5 cents per fully paid share, payable on 11 October 2005 for shareholders at record date of 26 September 2005.	42,331

Review of Operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues	Segment EBITDA*
	$'000	$'000
Australasia	275,682	78,128
Americas	394,022	84,812
Europe	173,883	32,945
Third party royalties	4,201	4,201
	847,788	200,086
Less: Interest		(4,291)
Depreciation and amortisation		(12,316)
Profit from ordinary activities before income tax expense		183,479
Income tax expense		(58,045)
Profit from ordinary activities after income tax expense		125,434

* Segment EBITDA excludes inter-company royalties and sourcing fees.

Review of Operations (continued)

Comments on the operations and the results are set out below:

Profit after tax for the year ended 30 June 2005 was $125.4 million, an increase of 44.1% over the 2003-04 year (the prior year). This was an exceptional result considering the unfavourable impact on overseas earnings by a strengthening Australian dollar (AUD).

Sales revenue of $843.6 million, excluding third party royalties, represented an increase of 25.0% over the prior year, or 27.8% in constant currency. At a segment level, in AUD terms, sales revenue in the Americas increased 21.9%, Australasia increased 43.1% and Europe increased 9.4% over the prior year.

Consolidated gross margins at 51.8% were stronger than the prior year's 49.0%. EBITDA increased 38.8% to $200.1 million or 41.6% in constant currency. Both the American and Australian segments were highlights, with EBITDA growth, year on year in local currencies, increasing 46.9% and 51.0% respectively. The consolidated EBITDA margin increased to 23.7% from 21.4% in the 2003-04 year.

Americas

Compared with the prior year, sales revenue increased 28.7% to US$293.9 million (up from US$228.5 million), EBITDA rose 46.9% to US$63.3 million (up from US$43.1 million) and EBITDA margins lifted to a new high of 21.5% (up from 18.8%).

In AUD terms, sales revenue in the Americas increased 21.9% to $394.0 million and EBITDA of $84.8 million was 39.2% higher than the prior year.

Element continued to penetrate the market and its global sales now account for approximately 14% of group revenue.

Canada and Brazil grew strongly, posting local currency sales revenue increases over the prior year of in excess of 30% and 85% respectively.

Europe

Compared with the prior year, European sales revenue increased 8.0% to €101.0 million and EBITDA rose 12.8% to €19.1 million. In AUD terms, sales revenue from Europe was $173.9 million, a 9.4% increase. EBITDA showed signs of improvement to increase 14.3% to $32.9 million and EBITDA margins increased to 18.9% from 18.1% in 2003-04.

Trading conditions in Europe continue to be challenging due to the generally soft retail environment. However, Billabong's stronger 2004-05 EBITDA result, particularly in the second half, demonstrates an improved business performance.

Italy and Germany continue to be key growth areas in the region.

Australasia

Compared with the prior year, Australasian sales revenue was up 43.1% to $275.7 million, EBITDA of $78.1 million was 51.0% higher and EBITDA margins continued to improve, increasing to 28.3% from 26.9%.

Australia was the standout region recording exceptional growth, particularly in the first half for both sales revenue and EBITDA.

Element and Von Zipper both posted solid gains. Elsewhere in the region, sales revenue in local currencies were particularly strong with Japan and New Zealand increasing in excess of 30% and 20% respectively.

Statement of Financial Position, Cash Flow Items and Capital Expenditure

Working capital (including factored receivables) at $183.5m increased 8.6% for the period, which overall was a good result given revenue growth of 25.0%. Capital expenditure of $37.8m or 4.5% of sales includes the purchase of the Kustom and Palmers business ($19.0m) and was in accordance with expectations. Net debt reduced to $64.8m, and is still relatively low at a debt to equity ratio of 10.1% and interest cover of 43.8 times.

Cashflow from operations of $116.4m represents a 74.7% increase over the prior period.

Review of Operations (continued)

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Likely developments and expected results of operations

In the absence of any unforeseen exceptional circumstances, the outlook for 2006 is for consistent growth maintaining strong margins. The Company expects solid earnings per share ("EPS") growth of 15% driven by continuing robust revenue growth in the Americas, improved revenue in Europe and more moderate growth in Australasia.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to significant environmental regulation in respect of its activities. The consolidated entity outsources the manufacture of more than 98% of its product and therefore its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet. All factories that manufacture for the consolidated entity are comprehensively evaluated annually for their environmental performance, and evaluation criteria used includes compliance with local laws and regulations, effluent discharge systems, waste water systems, emission controls and control of hazardous substances.

Meetings of Directors

The number of meetings of Directors (including meetings of committees of Directors) held during the year ended 30 June 2005, and the number of meetings attended by each Director were as follows:

	Full meeting of Directors		**Audit Committee**		**Nominations Committee**		**Human Resource and Remuneration Committee**	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	12	12	3	3	1	1	4	4
D. O'Neill	12	12	*	*	*	*	*	*
M.A. Jackson	12	8	3	3	1	0	4	2
F.A. McDonald	12	12	3	3	1	1	4	4
G.S. Merchant	12	10	3	3	1	1	4	3
P. Naude	12	12	*	*	*	*	*	*
C. Paull	12	11	3	3	1	1	4	4
G.M. Pemberton	12	12	3	3	1	1	4	4

* Not a member of the relevant committee

Information on Directors

TED KUNKEL *(Non-Executive Chairman)*

Experience
Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience.

Other current directorships
None

Former directorships in last 3 years
Fosters' Group Limited and associated companies, from 16 March 1992 to 5 April 2004.

Special responsibilities
Chairman of the Board and member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options
44,466 ordinary shares in Billabong International Limited

DEREK O'NEILL *(Executive Director)*

Experience
Derek O'Neill was appointed as Chief Executive Officer effective 1 January, 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
Chief Executive Officer

Interests in shares and options
961,348 ordinary shares in Billabong International Limited
30,273 options over ordinary shares in Billabong International Limited

MARGARET JACKSON AC *(Non-Executive Director)*

Experience
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited and Pacific Dunlop Limited.

Other current directorships
Australia and New Zealand Banking Group Limited, since 22 March 1994
Qantas Airways Limited, since 1 July 1992

Former directorships in last 3 years
Southcorp Limited, from 28 August 2004 to 26 April 2005
John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options
228,656 ordinary shares in Billabong International Limited

Information on directors (continued)

ALLAN MCDONALD *(Non-Executive Director)*

Experience
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director.

Other current directorships
Babcock & Brown Japan Property Trust, since 19 February 2005
Multiplex Limited, since 22 October 2003
Multiplex Property Trust, since 22 October 2003
Ross Human Directions Limited, since 3 April 2000
DCA Group Ltd, since 19 May 1988
Brambles Industries Limited, since 26 March 1981

Former directorships in last 3 years
Australian Leisure and Hospitality Group Limited, from 31 October 2003 to 16 November 2004
TAB Limited, from 25 February 1998 to 6 July 2004

Special responsibilities
Chairman of Audit and Nominations Committees, member of Human Resource and Remuneration Committee

Interests in shares and options
122,500 ordinary shares in Billabong International Limited

GORDON MERCHANT *(Non-Executive Director)*

Experience
Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry.

Other current directorships
Plantic Technologies Limited, since 12 April 2005

Former directorships in last 3 years
None

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options
44,683,444 ordinary shares in Billabong International Limited

PAUL NAUDE *(Executive Director)*

Experience
Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
General Manager Billabong USA

Interests in shares and options
2,129,512 ordinary shares in Billabong International Limited
16,667 options over ordinary shares in Billabong International Limited

Information on Directors (continued)

COLETTE PAULL *(Non-Executive Director)*

Experience
Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October, 1999.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options
1,357,651 ordinary shares in Billabong International Limited

GARY PEMBERTON AC *(Non-Executive Director)*

Experience
Gary Pemberton is Chairman of Racing NSW. Mr Pemberton was previously Chairman of TAB Limited, Qantas Airways Limited and Brambles Industries Limited, and a Director of Commonwealth Bank of Australia, CSR Limited, John Fairfax Holdings Limited, Rio Tinto Limited, Queensland Investment Corporation and NM Rothschild Australia Pty Ltd.

Other current directorships
None

Former directorships in last 3 years
None

Special responsibilities
Chairman of Human Resource and Remuneration Committee and Member of Nominations and Audit Committees

Interests in shares and options
11,575,966 ordinary shares in Billabong International Limited

Company Secretary

The Company Secretary is Mr Craig White who was appointed to the position in February 2005. Mr White is a chartered accountant and holds the dual role of Chief Financial Officer and Company Secretary. He holds a Bachelor of Science degree in economics and accounting from Southampton University in England and an MBA from Deakin University in Australia. Prior to joining the company on 29 October 2004, he held senior finance positions with The Coca-Cola Company.

Remuneration report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation

A Principles used to determine the nature and amount of remuneration

The objective of the Company's remuneration reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns reward with achievement of strategic and financial objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that remuneration reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- performance linked to strategic and financial objectives;
- transparency.

In consultation with external remuneration consultants, the Company has structured a remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- focuses on return on capital employed and key non-financial drivers of value;
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to shareholder value;
- provides a clear structure for earning rewards;
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. At senior levels within the group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The overall level of executive reward takes into account the performance of the consolidated entity over a number of years. Over the past five years, the consolidated entity's profit from ordinary activities after income tax has grown at a compound rate of 31.4% per annum, and shareholder wealth has grown at a compound rate of 47.7% per annum, assuming all dividends are re-invested back into Billabong shares on the ex-dividend date. During the same period, executive remuneration has grown at a compound rate of 6.8% per annum.

Non-Executive Directors

Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits.

Non-Executive Directors' fees

The maximum aggregate remuneration pool was approved by members on 4 July 2000. The maximum currently stands at $800,000. The Chairman's remuneration is inclusive of committee fees while Non-Executive Directors who chair a committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit.

Executive Directors and Managers ("executives") pay

The executive remuneration framework has four components:

- base pay and benefits;
- short-term performance incentives;
- long-term performance incentives through participation in the Billabong Executive Incentive Option Plan and the Billabong Executive Performance Share Plan; and
- Other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay

Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Remuneration report (continued)

Benefits
Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Company operates. In certain circumstances, additional benefits (e.g. travel, accommodation etc) may also be provided.

Short-term performance incentives
Short-term performance incentives (STI's) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPI's) and other personal objectives);
- A component of the STI is linked to the financial performance of the Company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STI are linked to the individual performance (based on similar factors to those for high level executives). All bonuses are paid in August of the following financial year. Using a profit target and personal performance KPI's, the company ensures variable reward is only available when value has been created for shareholders.

The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

The STI target annual payment is reviewed annually.

Long-term performance incentives
Information on both the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan is set out in note 30 of the financial statements.

B Details of remuneration

Amounts of remuneration
Details of the remuneration of each Director of Billabong International Limited and each of the five executives of the company and the consolidated entity who received the highest remuneration for the year ended 30 June 2005 are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term performance incentives* above.

Directors of Billabong International Limited

	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
Executive Directors							
D. O'Neill *Chief Executive Officer*	697,048	1,340,000	58,573	11,584	149,924	171,056	2,428,185
P. Naude *General Manager Billabong USA*	777,094	1,148,311	16,627	5,972	175,866	171,056	2,294,926
Non-Executive Directors							
E.T. Kunkel *Chairman*	127,884	—	1,832	3,029	—	—	132,745
M.A. Jackson	75,000	—	1,878	6,750	—	—	83,628
F.A. McDonald	100,000	—	2,000	9,173	—	—	111,173
G.S. Merchant	75,000	—	1,970	6,750	—	—	83,720
C. Paull	75,000	—	1,935	6,750	—	—	83,685
G.M. Pemberton	130,769	—	725	9,254	—	—	140,748
Total	2,057,795	2,488,311	85,540	59,262	325,790	342,112	5,358,810

Remuneration report (continued)

The five most highly paid managers of the consolidated entity

	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey *General Manager Billabong Europe*	382,034	300,000	21,167	—	103,191	46,619	853,011
S. North *General Manager Billabong Australasia*	386,731	320,000	16,386	11,584	45,241	46,619	826,561
J. Schillereff *President Element Skateboards Inc*	486,797	576,407	18,111	5,751	47,392	23,298	1,157,756
C. White * *Chief Financial Officer & Company Secretary*	313,462	250,000	1,500	8,688	—	77,699	651,349
S. Wilson ** *Executive Vice President*	523,391	120,643	12,009	—	77,738	23,298	757,079
Total	2,092,415	1,567,050	69,173	26,023	273,562	217,533	4,245,756

* Appointed 29 October 2004.

** S. Wilson resigned from the consolidated entity, effective 31 July 2005.

"Managers" are employees who are involved in, concerned in, or who take part in, the management of the affairs of Billabong International Limited and/or related bodies corporate.

Cash bonuses, options and shares
For each cash bonus included in the above tables, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met is set out below. There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the five most highly remunerated managers of the Company and consolidated entity as part of their remuneration. Refer to section *D Share-based compensation* for shares awarded to Directors and managers during the financial year under the Billabong Executive Performance Share Plan.

	Cash bonus		Options		Shares	
Name	Earned or Paid %	Forfeited %	Vested %	Forfeited %	Vested %	Forfeited %
D. O'Neill	100%	—	100%	—	—	—
P. Naude	100%	—	100%	—	—	—
P. Casey	100%	—	100%	—	—	—
S. North	100%	—	100%	—	—	—
J. Schillereff	100%	—	100%	—	—	—
C. White	100%	—	—	—	—	—
S. Wilson	100%	—	100%	—	—	—

C Service agreements
Remuneration and other terms of employment for the Chief Executive Officer and Chief Financial Officer & Company Secretary and the specified managers are formalised in service agreements with the exception of Mr S. Wilson. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan. Other major provisions of the agreements relating to remuneration are set out below.

Remuneration report (continued)

D. O'Neill, Chief Executive Officer

- Term of agreement – Open, commencing 1 January, 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $761,584 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

P. Naude, General Manager Billabong USA

- Term of agreement – three years ending 31 December 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $780,102 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the 1.5 annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – upon expiration of the agreement on 31 December 2007 – 30 days.

P. Casey, General Manager Billabong Europe

- Term of agreement – Open, commencing 3 July, 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $382,034 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

S. North, General Manager Billabong Australasia

- Term of agreement – Open, commencing 11 July, 2000
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $411,584 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

J. Schillereff, President Element Skateboards Inc

- Term of agreement – Open, commencing 7 February, 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $484,303 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 0.5 times annual base salary.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer and Company Secretary

- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ending 30 June 2005 of $511,584 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

S. Wilson, Executive Vice President

- Term of agreement – At will.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $492,634 to be reviewed annually by the Human Resource and Remuneration Committee.
- Period of notice given by employee – two months.

D Share-based compensation

There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the five most highly remunerated managers of the Company and consolidated entity as part of their remuneration.

Details of equity instruments provided as remuneration to each Director of the Company and each of the five specified managers of the consolidated entity are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Further information on the Billabong Executive Performance Share Plan and the equity instruments is set out in note 30 of the financial report.

Name	Number of equity instruments awarded during the year	Number of equity instruments vested during the year	Number of ordinary shares issued on vesting or exercise of equity instruments during the year
Directors of Billabong International Limited			
D. O'Neill	65,000	—	—
P. Naude	65,000	—	—
Specified managers of the consolidated entity			
P. Casey	17,715	—	—
S. North	17,715	—	—
J. Schillereff	8,853	—	—
C. White	29,525	—	—
S. Wilson	8,853	—	—

As the Billabong Executive Performance Share Plan was established during the 2005 financial year there were no equity instruments outstanding at the start of the year.

Shares under option

Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Issue date	Issue price of shares	Expiry date
Executive Incentive Option Plan	398,009	18/06/2001	$4.90	18/06/2006
Executive Incentive Option Plan	18,418	25/10/2001	$7.42	25/10/2006
Executive Incentive Option Plan	35,336	28/02/2002	$9.39	28/02/2007
Executive Incentive Option Plan	377,005	23/08/2002	$8.10	23/08/2007
Options issued pursuant to Agreement	21,690	10/08/2002	$7.70	09/08/2006
Options issued pursuant to Agreement	45,094	10/08/2003	$6.32	09/08/2007
Options issued pursuant to Agreement	43,909	11/08/2004	$7.99	10/08/2008
Options issued pursuant to Agreement	23,921	11/08/2005	$13.69	10/08/2009
Total	**963,382**			

Options issued under the Billabong Executive Incentive Option Plan are not transferable and are exercisable in three tranches. One third of the options become exercisable 24 months after the day the options are granted. Another third become exercisable 36 months after the day the options are granted and the last third become exercisable 48 months after the options are granted. Options may only be exercised if the performance criteria in respect of the options have been met and the holder is, or is the approved nominee of, an Executive Director or senior manager of the Company and/or of any Company related to or associated with the Company.

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element Skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Shares issued on the exercise of options

There were 3,144,706 shares issued as a result of the exercise of options during the year.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amount paid or payable to the auditor (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 14.

	Consolidated	
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms in relation to non-audit services.	**2005** **$**	2004 $
Taxation services		
PricewaterhouseCoopers Australian firm:		
International tax consulting	563,953	66,000
Related practices of PricewaterhouseCoopers audit firms	22,599	13,000
Non-PricewaterhouseCoopers audit firms	115,641	146,000
Total remuneration for non-audit services	702,193	225,000

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Billabong International Limited support and have adhered to the principles of corporate governance. The Company's Corporate Governance Statement immediately follows this Directors' Report.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast: 19 August 2005

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Gold Coast
19 August 2005

CORPORATE GOVERNANCE STATEMENT 2005

Billabong International Limited is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Billabong Group. These policies and practices remain under constant review by the Board and many of them can be accessed on our Corporate website. This statement outlines Billabong's main corporate governance practices during the year ended 30 June 2005. Your Directors are pleased to advise that substantial compliance with the recommendations of the ASX Corporate Governance Council has been achieved and exceptions to the ASX recommendations are noted in the Statement.

THE BOARD OF DIRECTORS

The composition and role of the Board are detailed in the corporate governance section of the company website www.billabongcorporate.com. The Directors in office at the date of this statement are:

Name	Position
Ted Kunkel	Non-Executive Chairman
Derek O'Neill	Executive Director and Chief Executive Officer
Margaret Jackson	Non-Executive Director
Allan McDonald	Non-Executive Director
Gordon Merchant	Non-Executive Director
Paul Naude	Executive Director and General Manager, Billabong USA
Colette Paull	Non-Executive Director
Gary Pemberton	Non-Executive Director

Further details of the members of the Board, including their experience and expertise, is set out in the Directors' Report section of the Annual Report.

COMPOSITION OF THE BOARD

The Board is composed of a majority of Non-Executive Directors with six Non-Executive Directors and two executive Directors. All Directors are required to bring independent judgement to bear in their Board decision making. Non-Executive Directors meet independently of executive Directors and management at each Board meeting to discuss performance issues and a range of other matters. The Chairman is a Non-Executive Director and is appointed by the full Board and is required to meet regularly with the CEO. The company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

Non-Executive Directors are not entitled to any bonuses, or incentive payments and do not participate in option-based or other incentive schemes which are available to employees. Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments).

ROLE OF THE BOARD

Directors are responsible to shareholders for the short-term and long-term performance of the company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the company is properly managed.

The primary functions of the Board include responsibility for:

- setting objectives, goals and strategic direction for management;
- monitoring financial performance including approving business plans, the annual budget and financial statements;
- monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

The full Board currently holds nine scheduled meetings each year, plus strategy meetings and any extraordinary meetings which may be necessary to address any specific matters that may arise. During the financial year the Board met twelve times.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All Non-Executive Directors are required to serve on all Board committees and are chaired by a

Non-Executive Director other than the Chairman of the Company.

Matters determined by committees are submitted to the full Board as recommendations for decision and ratification. Minutes of committee meetings are tabled at the immediately subsequent Board meeting.

INDEPENDENT PROFESSIONAL ADVICE

Directors and Board committees have the right, in connection with their duties and responsibilities to seek independent professional advice at the company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course.

PERFORMANCE ASSESSMENT

The Board undertakes an annual self assessment of its collective performance, the performance of the Chairman and of its committees. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

DIRECTOR INDEPENDENCE

Messrs. Pemberton and Merchant are substantial shareholders of the Company therefore accordingly they are not considered to be independent of the Company based on the ASX guidelines. The Board considers that it is in the best interests of all shareholders to have Directors with Messrs Pemberton and Merchant's business experience and company history as part of its Board. All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company.

During the financial year under review, Mr. Pemberton resigned as Chairman of the Board and Mr. Kunkel was appointed by the Board to this position. Mr. Kunkel is considered to be independent of the Company.

CONFLICTS OF INTEREST

Directors are required to keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict may exist, the Director concerned does not receive the relevant Board papers and is not present at the meeting while the item is considered. Additionally Directors are required to advise the Board of any executive appointments to other companies and any related party transactions including financial transactions with Billabong.

Entities associated with Messrs Paul Naude, Gordon Merchant and Ms Colette Paull had business dealings with the Company during the year, details of which are disclosed in the financial statements.

FINANCIAL REPORTING

In accordance with the requirements of S295A of the *Corporations Act 2001*, the CEO and CFO have declared to the Board that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards. The Board receives monthly reports from management on the financial and operational performance of the Billabong group.

BOARD COMMITTEES

Audit Committee

The members of the committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The CEO and CFO attend committee meetings by invitation.

The main functions of the committee are to:

- assess the appropriateness of accounting policies, practices and disclosures;
- review the scope and results of external and compliance audits;
- review the annual, full and concise reports, the half year financial report and all other financial information published by the Company or released to the market;
- assess the adequacy of the Company's internal controls including compliance policies, practices and disclosures;
- review the appointment of the external auditors, the terms of their engagement, the scope and quality of the audit and the auditors' independence and;
- review and monitor the scope of non-audit services provided by the external auditors to ensure it does not adversely impact on auditor independence.

The members of the Audit Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

Details of these Directors' attendance at Audit Committee meetings are set out in the Directors' Report section of the Annual Report.

Nominations Committee

The members of the committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the committee are to:

- monitor and review the balance of Board skills and Director interaction;
- identify skill sets that might be appropriate to add to the Board as Company issues change and evolve;
- oversee the identification, and evaluation of potential appointees as and when appropriate; and
- ensure that adequate induction material, setting out rights and responsibilities, is available to new appointees.

The Nominations Committee reports to, and makes recommendations to, the full Board in relation to each of its functions.

The members of the Nominations Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

Details of these Directors' attendance at Nominations Committee meetings are set out in the Directors' Report section of the Annual Report.

The committee is responsible for reviewing periodically the composition of the Board to ensure its size and composition meets the ongoing needs of the Company. When required, the committee is responsible for preparing a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

Human Resource and Remuneration Committee

The members of the committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the committee are to make recommendations to the Board on Human Resource and Total Remuneration policy and practices that supports the group's overall strategy and objectives, attracts and retains key employees and links total remuneration to financial performance and the attainment of strategic objectives.

In particular to:

- review and set the terms and conditions of employment for the CEO, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- annually appraise the performance of the CEO and provide appropriate executive development programs;
- review and set levels of remuneration for Executive Directors and senior management, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;

- review all equity based plans and all executive incentive plans;
- review the management succession plan;
- review key philosophies and practices relating to the remuneration and development of the Company's employees generally;
- ensure the Total Remuneration program and practices of the group are designed with full consideration of all tax, accounting, legal and regulatory requirements;

The Human Resource and Remuneration Committee reports to, and makes recommendations to, the full Board in relation to each of its functions.

The members of the Human Resource and Remuneration Committee during the year were:

Gary Pemberton (Chairman)

Margaret Jackson

Ted Kunkel

Allan McDonald

Gordon Merchant

Colette Paull

Details of these Directors' attendance at Human Resource and Remuneration Committee meetings are set out in the Directors' Report section of the Annual Report.

Further information on Directors' and executives' remuneration is set out in the Director's Report section of the Annual Report.

RISK ASSESSMENT AND MANAGEMENT

The Board, through the Audit Committee is responsible for ensuring the adequacy of the Company's risk management framework and system of internal control and for regularly reviewing its effectiveness. The CEO and management team are responsible for promoting a high level of risk awareness across the Company and implementing risk management strategies and reporting to the Board and Audit Committee on developments related to risk and mitigation strategies.

In particular, at the Board and senior management strategy planning sessions held throughout the year, it reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives. Additionally a formal risk assessment process is part of each major capital acquisition with a minimum of two post acquisition reviews undertaken within the first eighteen months of major business acquisitions, major capital expenditures or significant business initiatives.

Both the CEO and CFO have made a declaration to the Board in accordance with the requirements of Principle 7 of the ASX's Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

CODE OF CONDUCT

The Company has adopted a Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct.

COMMUNICATIONS WITH SHAREHOLDERS

The Company communicates to shareholders through the Company's annual report, Annual General Meeting, half year and full year results, and Company website. Financial information for the past four years, and all other announcements are made available on the website.

During periods of particular sensitivity, the Company's policy is to avoid any discussion with shareholders, media, analysts or other market operators for thirty days prior to the close of the half and full year accounting periods to the time of the half and full year profit announcements. This policy is subordinate to the ASX requirements of continuous disclosure.

CONTINUOUS DISCLOSURE

The Company Secretary has been nominated as the person responsible for communication with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed following half year and full year results announcements, the material used in the presentations are released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's website. The Company ensures that if any price sensitive information is inadvertently disclosed, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

WHISTLEBLOWER POLICY

The Company has a whistleblower policy which is designed to protect individuals who, in good faith, report conduct which they reasonably believe to be corrupt, illegal or unethical on a confidential basis, without fear of reprisal, dismissal or discriminatory treatment. This policy is available on the Company's website.

TRADING IN COMPANY SECURITIES BY DIRECTORS AND EMPLOYEES

The Company has a detailed share trading policy which requires prompt notification of dealings. A copy of this policy is available on the Company's website. A summary of the policy is as follows:

- Dealings by senior managers and Directors are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days.
- Guidance is given to senior managers and Directors who sell shares within these windows which provide that the "rule of thumb" requires not more than 300,000 shares, being approximately 40% of the average daily turnover of approximately 700,000 shares, should be traded in any one day. Quantities above 1 m shares should not be sold through normal day trading but be subject to overnight book build or similar mechanism, including specific identification of the vendor.
- Senior managers and Directors who sell shares are encouraged to advise the Chairman of any relevant reason for the sale, and whether or not they consent to the public disclosure of such reasons.
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company's securities.
- It is an employment condition of senior managers to notify the Company within three days of any dealings in the Company's securities.

The two Directors who are substantial shareholders being Messrs. Pemberton and Merchant have formally agreed to be bound by the guidelines detailed above including the restriction to trading windows, the restrictions on levels of on-market sales, overnight or block sales mechanisms (including vendor identification) and will be sensitive to the potential impact of sale levels on shareholder perceptions.

EXTERNAL AUDITORS

PricewaterhouseCoopers were appointed as the external auditors in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies to comply with the *Corporations Act 2001*. The performance of the external auditor is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report and in the notes to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee. The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

ETHICAL COMPLIANCE

The Company is committed to ensuring that its products, across all divisions, are manufactured in accordance with local and internationally accepted labour, employment and environmental laws, under working conditions that meet legal standards, and without the use of child, forced or prison labour.



Billabong International Limited

ABN 17 084 923 946

Contents

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its controlled entities. The consolidated entity was formed on 1 July 2000 when Billabong International Limited acquired effective control of the Billabong group.

Through the use of the internet, we have ensured that corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial statements and other information is available on our corporate website: www.billabongcorporate.com

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads Qld 4220.

For queries in relation to our reporting please call + 61 7 5589 9899 or email secretary@billabong.com.au

:: FINANCIAL REPORT



PALMERS
Kustom
Honolua Surf co.
HAWAII



BILLABONG
vonzipper



element

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Revenue from ordinary activities	2	850,835	679,285	65,000	52,000
Interest received	2	1,026	490	2,206	3,197
Total Revenue		851,861	679,775	67,206	55,197
Borrowing costs expense	3	(5,896)	(5,700)	(3,120)	(2,093)
Other expenses from ordinary activities	3	(662,486)	(546,198)	(1,050)	(539)
Profit from ordinary activities before income tax expense	3	183,479	127,877	63,036	52,565
Income tax (expense)/benefit	4	(58,045)	(40,842)	835	709
Net profit attributable to members of Billabong International Limited	22(b)	125,434	87,035	63,871	53,274
Net exchange differences on translation of financial reports of foreign controlled entities	22(a)	(6,654)	(512)	—	—
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity		(6,654)	(512)	—	—
Total changes in equity other than those resulting from transactions with owners as owners	23	118,780	86,523	63,871	53,274
Basic earnings per share	37	61.0	43.0		
Diluted earnings per share	37	61.0	42.7		

The above statements of financial performance should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Current assets					
Cash assets	5,25	51,022	56,086	559	517
Receivables	6,25	174,930	169,272	20,678	13,201
Inventories	7	111,815	103,539	—	—
Deferred tax assets	8	10,209	9,241	2,341	1,666
Other	9	7,095	8,274	53	261
Total current assets		355,071	346,412	23,631	15,645
Non-current assets					
Receivables	10	7,906	2,293	131,284	96,352
Other financial assets	11	—	—	259,183	259,152
Property, plant and equipment	12	38,848	35,344	—	—
Intangible assets	13	537,172	517,131	—	—
Other	14	2,881	—	—	—
Total non-current assets		586,807	554,768	390,467	355,504
Total assets		941,878	901,180	414,098	371,149
Current liabilities					
Payables	15,25	114,705	112,603	—	204
Interest bearing liabilities	16,25	2,854	2,116	—	—
Current tax liabilities	17	16,877	9,177	10,614	5,198
Total current liabilities		134,436	123,896	10,614	5,402
Non-current liabilities					
Interest bearing liabilities	18,25	113,016	149,052	38,617	11,800
Deferred tax liabilities	19	49,027	48,655	48,753	48,255
Provisions	20	1,526	1,035	—	—
Total non-current liabilities		163,569	198,742	87,370	60,055
Total liabilities		298,005	322,638	97,984	65,457
Net assets		643,873	578,542	316,114	305,692
Equity					
Parent entity interest					
Contributed equity	21	309,911	298,462	309,911	298,462
Reserves	22(a)	142,603	149,257	103	103
Retained profits	22(b)	191,359	130,823	6,100	7,127
Total parent entity interest		643,873	578,542	316,114	305,692
Total equity	23	643,873	578,542	316,114	305,692

The above statements of financial position should be read in conjunction with the accompanying notes.

	Notes	Consolidated		Parent entity	
		2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		872,732	658,957	—	—
Payments to suppliers and employees (inclusive of GST)		(701,320)	(543,246)	(2,166)	(335)
		171,412	115,711	(2,166)	(335)
Dividends received		—	—	65,000	52,000
Interest received		742	490	2,206	3,197
Other revenue		3,449	4,672	—	—
Borrowing costs		(5,420)	(5,587)	(2,895)	(2,006)
Income taxes paid		(53,821)	(48,671)	(509)	(8,091)
Net cash inflow from operating activities	35	116,362	66,615	61,636	44,765
Cash flows from investing activities					
Payment for purchase of controlled entity		—	—	(31)	(75)
Payments for property, plant and equipment		(15,858)	(13,786)	—	—
Payments for intangible assets		(21,916)	(10,712)	—	—
Proceeds from sales of plant & equipment		513	179	—	—
Loans to related parties		—	—	(54,893)	(1,688)
Loans from related parties		—	—	38,617	—
Repayment of loans by related parties		—	—	20,018	9,794
Net cash inflow (outflow) from investing activities		(37,261)	(24,319)	3,711	8,031
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		11,393	7,985	11,393	7,985
Proceeds from borrowings		87,278	102,416	56,725	30,000
Repayment of borrowings		(114,893)	(77,934)	(68,525)	(41,140)
Dividends paid	24	(64,898)	(50,630)	(64,898)	(50,630)
Net cash inflow (outflow) from financing activities		(81,120)	(18,163)	(65,305)	(53,785)
Net increase (decrease) in cash held		(2,019)	24,133	42	(989)
Cash at the beginning of the financial year		56,086	30,835	517	1,506
Effects of exchange rate changes on cash		(3,045)	1,118	—	—
Cash at the end of the financial year	5	51,022	56,086	559	517

	Notes
Financing arrangements	18
Non-cash financing & Investing activities	36

The above statements of cash flows should be read in conjunction with the accompanying notes.

Contents

Page

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Billabong International Limited ("Company" or "parent entity") as at 30 June 2005 and the results of all controlled entities for the year then ended. Billabong International Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain reserves of the foreign controlled entity were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Billabong International Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2002. The Australian Taxation Office has been notified of this decision.

As a consequence, Billabong International Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

Amounts receivable or payable with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under tax sharing arrangements are recognised as a component of income tax expense (revenue).

(c) Foreign currency translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year. On consolidation, exchange differences on foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve.

Note 1. Summary of significant accounting policies (continued)

(ii) *Specific commitments*
Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred in the Statement of Financial Position from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transactions are also recorded in the Statement of Financial Position. Any gains or losses arising on the hedging transactions after the recognition of the hedged purchase or sale are included in the Statement of Financial Performance.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

(iii) *General commitments*
Exchange gains or losses on other hedge transactions are brought to account in the statement of financial performance in the financial year in which the exchange rates change. Gains or losses arising on entry into hedges of general commitments are brought to account at the time of entry into the hedges and are amortised over the lives of the hedges.

(iv) *Foreign controlled entities*
The financial statements of overseas controlled entities that are self sustaining foreign operations are converted using the current rate method. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve.

(d) Acquisitions of assets
The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Amounts payable in the future which are contingent on future events are only included in the cost of acquisition to the extent they can be reliably estimated at balance date.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(e) Revenue recognition
Revenue is recognised for the major business activities as follows:

(i) *Sales revenue*
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of wholesaling products to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided in accordance with normal trading terms.

Note 1. Summary of significant accounting policies (continued)

(ii) *Retail Shop Revenue*
Revenue earned from group owned retail shops is recognised when the goods are sold to the consumer.

(iii) *Sales to Licensees*
Revenue earned from sales to licensees is recognised on a net basis. Revenue is recognised when the goods are provided.

(iv) *Interest and Royalty Income*
Interest and royalty income is recognised as it accrues.

(f) Receivables

(i) *Trade Debtors*
All trade debtors are recognised at the date they are invoiced and are principally on 30 day terms.
Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when collection of the full nominal amount is no longer probable.

(ii) *Other Amounts Receivable*
Other amounts receivable comprise the following:
(a) amounts receivable under a factoring arrangement
(b) amounts due as a result of transactions outside the normal course of trading.

(g) Inventories

Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are :

Raw materials and Other Stock
Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work In Progress
Standard costs approximating actual costs including an appropriate allocation of overheads.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost.

(h) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The expected net cashflows included in determining recoverable amounts of non-current assets are not discounted to their present values.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

Property, Plant and Equipment

Acquisition
Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour and capitalised interest.

Revaluations
Freehold and leasehold land and buildings will be valued every three years. It is not the entity's intention to bring any revaluation increment to account.

Depreciation and Amortisation
Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Buildings	-	20 years
Owned and leased plant and equipment	-	3 to 20 years

Note 1. Summary of significant accounting policies (continued)

(i) Investments

Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(j) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(k) Leases

Finance leases are capitalised at the present value of the minimum lease payments. A corresponding lease liability is also established and each lease payment is allocated between the liability and finance charges.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(l) Intangible assets and expenditure carried forward

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over twenty years, being the period during which the benefits are expected to arise. The cost of acquisition is discounted as described in note 1(d) where settlement of any part of cash consideration is deferred.

(ii) Trade Names, Copyright and Other Intellectual Property

Trade names, copyright and other intellectual property includes trade names, trade marks, technical know-how, patents and registered designs. Expenditure incurred in developing, maintaining or enhancing brand names is written off against operating profit in the year in which it is incurred.

The Directors are of the view that the depreciable amounts of the group's trade names, copyright and other intellectual property are either negligible, or not material, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore the Directors see no reason why this situation should not prevail beyond this outlook period. In any event, if the Directors' assumptions, including in relation to these residual values were to change, the Directors currently believe that the useful lives of the assets are of such duration that any annual amortisation charge on trade names, copyright and other intellectual property would be immaterial.

Trade names have a limited legal life, however the consolidated entity monitors global expiry dates and renews registrations where required. Trade names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

The Directors have a policy of reviewing the carrying value of trade names, copyright and other intellectual property annually to be satisfied that there is no diminution in value. Independent valuations will be obtained as necessary.

(m) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(n) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and recorded as other creditors.

(o) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements.

The accounting for forward foreign exchange contracts is in accordance with notes 1(c)(ii)-(iii).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

(p) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and vested sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Related oncosts have also been included in the liability. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Note 1. Summary of significant accounting policies (continued)

(ii) Long Service Leave
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Related oncosts have also been included in the provision. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on National Government Bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Profit sharing and bonus plans
A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) Superannuation Contributions
Employer contributions to superannuation funds are charged against the operating profit as they are made.

(q) Cash
For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(r) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the net profit after income tax attributable to members of Billabong International Limited by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(s) Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(t) Equity-based compensation benefits
Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, Billabong Employee Share Plan and the Billabong Executive Performance Share Plan. Information relating to these schemes is set out in note 30.

No accounting entries are made in relation to the Billabong Executive Incentive Option Plan until options are exercised, at which time the amounts received from employees are recognised in the statement of financial position as share capital. The amounts disclosed for remuneration of Directors and specified managers in note 26 include the assessed fair values of options at the date they were granted.

No accounting entries are made in relation to the Billabong Employee Share Plan, the plan does not result in any expense to the Company or the consolidated entity.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. The Company does not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf. As a result, the assets of the trust are not consolidated in the consolidated entity.

Note 1. Summary of significant accounting policies (continued)

The trusts were established to allocate equity based instruments as required. Current equity based instruments include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles.

The Company provides contributions to the trustees to enable them to purchase shares on market to underpin performance shares and conditional rights issued. The Company records such contributions as prepayments in the statement of financial position at the time of purchasing the shares. The prepayment is recognised in the statement of financial performance over the period during which the employees become unconditionally entitled to the shares.

The Company incurs expenses on behalf of both trusts. These expenses are in relation to administration costs of the trusts and are recorded in the statement of financial performance as incurred.

Note 2. Revenue

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Revenue from operating activities				
Sale of goods	843,587	674,729	—	—
Royalties	4,201	2,616	—	—
Other operating income	1,903	380	—	—
	849,691	677,725	—	—
Revenue from outside the operating activities				
Interest	1,026	490	2,206	3,197
Foreign exchange gains (net)	1,144	1,560	—	—
Dividends received	—	—	65,000	52,000
	2,170	2,050	67,206	55,197
Total revenue	851,861	679,775	67,206	55,197
Represented on the Statement of Financial Performance as:				
Revenue from ordinary activities	850,835	679,285	65,000	52,000
Interest received	1,026	490	2,206	3,197
	851,861	679,775	67,206	55,197

Note 3. Operating profit

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Foreign exchange gains and losses				
Exchange gains on foreign currency	1,144	1,560	—	—
Expenses				
Cost of goods sold	406,845	343,940	—	—
Selling general and administrative expenses	243,325	191,213	1,050	539
	650,170	535,153	1,050	539
Depreciation				
Buildings	105	104	—	—
Plant and equipment	8,239	7,391	—	—
Leased assets	671	682	—	—
Total depreciation	9,015	8,177	—	—
Amortisation				
Goodwill	3,301	2,868	—	—
Total amortisation	3,301	2,868	—	—
Total other expenses from ordinary activities	662,486	546,198	1,050	539

Note 3. Operating profit (continued)

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Other charges against assets				
Write down of inventories to net realisable value	4,975	2,717	—	—
Bad and doubtful debts – trade debtors	826	4,254	—	—
Borrowing costs expensed				
Interest and finance charges paid/payable	5,896	5,700	3,120	2,093
Other provisions				
Employee benefits	3,018	3,233	—	—
Rental expense relating to operating leases	13,708	10,584	—	—

Note 4. Income tax

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax expense	183,479	127,877	63,036	52,565
Income tax calculated @ 30% (2004 – 30%)	55,044	38,363	18,910	15,770
Increased Taxation arising from :				
Non-deductible permanent differences	778	2,698	—	(335)
Effect of higher tax rates on overseas income	5,463	3,062	—	—
	61,285	44,123	18,910	15,435
Reduced Taxation arising from :				
Net exempt income	(2,237)	(2,254)	—	—
Non-taxable dividends	—	—	(19,500)	(15,600)
Other allowable permanent differences	(301)	(483)	—	—
Income tax expense	58,747	41,386	(590)	(165)
(Over)/Under provision in respect of prior years	(702)	(544)	(245)	(544)
Aggregate income tax expense/(benefit)	58,045	40,842	(835)	(709)

No part of the deferred tax assets shown in note 8 is attributable to tax losses.

Billabong International Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as of 1 July 2002. As a consequence, Billabong International Limited, as the head entity in the tax consolidation group, has recognised current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group in the financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax sharing arrangements have been recognised separately by Billabong International Limited as tax-related amounts receivable or payable.

Note 5. Current assets – Cash assets

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Cash at bank and on hand	51,022	56,086	559	517

Note 6. Current assets – Receivables

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Trade debtors	152,279	130,648	—	—
Less: Provision for doubtful debts	(9,818)	(9,583)	—	—
	142,461	121,065	—	—
Recoverables from controlled entity - tax related	—	—	19,784	13,201
Other debtors	32,469	48,207	894	—
	174,930	169,272	20,678	13,201

Other debtors
This amount includes $29.2m (2004 - $45.4m) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

Note 7. Current assets – Inventories

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Raw materials and stores – at cost	2,281	2,158	—	—
Work in progress – at cost	1,461	1,365	—	—
Finished goods				
– at cost	101,466	97,107	—	—
– at net realisable value	6,607	2,909	—	—
	111,815	103,539	—	—

Note 8. Current assets – Deferred tax assets

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Deferred tax assets	10,209	9,241	2,341	1,666

Note 9. Current assets – Other

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Prepayments		6,140	8,149	53	261
Deferred exchange gains	25(a)	955	125	—	—
		7,095	8,274	53	261

Note 10. Non-current assets – Receivables

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Receivables from controlled entities - tax related	—	—	44,996	44,996
Receivables from controlled entities	—	—	86,288	51,356
Other debtors	7,906	2,293	—	—
	7,906	2,293	131,284	96,352

Non-current assets pledged as security
Refer to note 18 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 11. Non-current assets – Other financial assets

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Non-traded investments					
Shares in controlled entities at cost	32	—	—	259,183	259,152
		—	—	259,183	259,152

Non-current assets pledged as security
Refer to note 18 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 12. Non-current assets – Property, plant and equipment

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Land and buildings				
Freehold land – at cost	209	231	—	—
	209	231	—	—
Building – at cost	1,959	1,908	—	—
Less: Accumulated depreciation	(720)	(443)	—	—
	1,239	1,465	—	—
Total land and buildings	1,448	1,696	—	—

Note 12. Non-current assets – Property, plant and equipment (continued)

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Plant and equipment				
Plant and equipment – at cost	58,168	48,278	—	—
Less: Accumulated depreciation	(26,494)	(20,858)	—	—
	31,674	27,420	—	—
Plant and equipment under finance lease	7,052	7,872	—	—
Less: Accumulated amortisation	(1,326)	(1,644)	—	—
	5,726	6,228	—	—
Total plant and equipment	37,400	33,648	—	—
Total property, plant and equipment	38,848	35,344	—	—

Land and buildings are recorded at cost. The Directors have determined that the current value of land and buildings at 30 June 2005 is $1,448,000. The basis of this value is the Directors' assessment of the amounts for which the assets which could be exchanged between willing parties in an arms length transaction. Independent valuations were obtained by the Directors.

Non-current assets pledged as security
Refer to note 18 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year (Consolidated) are set out below.

	Freehold land $'000	**Buildings $'000**	**Plant & equipment $'000**	**Leased plant & equipment $'000**	**Total $'000**
Consolidated – 2005					
Carrying amount at start of year	231	1,465	27,420	6,228	35,344
Additions	—	—	15,079	768	15,847
Disposals	—	—	(1,098)	—	(1,098)
Depreciation/amortisation expense (note 3(a))	—	(105)	(8,239)	(671)	(9,015)
Foreign currency exchange differences	(22)	(121)	(1,488)	(599)	(2,230)
Carrying amount at end of year	209	1,239	31,674	5,726	38,848

Note 13. Non-current assets – Intangible assets

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Goodwill	69,276	62,033	—	—
Less: Accumulated amortisation	(13,542)	(10,287)	—	—
	55,734	51,746	—	—
Trade names, copyright and other intellectual property	481,438	465,385	—	—
Less: Accumulated amortisation	—	—	—	—
	481,438	465,385	—	—
	537,172	517,131	—	—

Non-current assets pledged as security
Refer to note 18 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 14. Non-current assets – Other

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Prepayments	2,674	—	—	—
Deferred tax assets	207	—	—	—
	2,881	—	—	—

Non-current prepayments relate to contributions to the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan – trust. Refer to note 1(t) for accounting policy details and note 30 for further details regarding the Billabong Executive Performance Share Plan.

Note 15 Current liabilities – Payables

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Trade creditors	75,390	78,032	—	—
Other creditors	39,315	34,571	—	204
	114,705	112,603	—	204

Note 16. Current liabilities – Interest bearing liabilities

	Notes	Consolidated		Parent entity	
		2005	2004	**2005**	2004
		$'000	$'000	**$'000**	$'000
Secured					
Bank loans		1,923	977	—	—
Lease liabilities	29	779	768	—	—
Total secured current interest bearing liabilities		2,702	1,745	—	—
Unsecured					
Other loans		152	371	—	—
Total unsecured current interest bearing liabilities		152	371	—	—
Total current interest bearing liabilities		2,854	2,116	—	—

Details of the security relating to each of the secured liabilities and further information on the bank loans and other loans are set out in note 18.

Bank Loans
Bank loans represent term loans at fixed interest rates.

Other Loans
Other loans have no fixed dates of repayment and bear interest at Bank Borrowing Rate plus a margin.

Note 17. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Income tax	16,877	9,177	10,614	5,198

Note 18. Non-current liabilities – Interest bearing liabilities

	Notes	Consolidated		Parent entity	
		2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Secured					
Bank loans		1,510	7,379	—	—
Bills payable		106,983	136,408	—	11,800
Lease liabilities	29	4,112	4,644	—	—
Total secured non-current interest bearing liabilities		112,605	148,431	—	11,800
Unsecured					
Bank loans		411	621	—	—
Payables to controlled entities		—	—	38,617	—
Total unsecured non-current interest bearing liabilities		411	621	38,617	—
Total non-current interest bearing liabilities		113,016	149,052	38,617	11,800

Bank Loans
Comprise the following:

European operation :
- An interest only loan repayable in April 2007. Interest is payable at LIBOR plus a margin.
- A fixed interest term loan due to be repaid in June 2007.

Japan operation :
- A 650 m Yen credit facility at a variable interest rate plus a margin.

Bills Payable
Bills payable represents a Commercial Bank Bill facility rolling every month. Interest is payable in advance and calculated as BBSY / LIBOR / EURIBOR plus a margin.

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Secured liabilities				
Total secured liabilities (current and non-current) are:				
Bank loans	3,433	8,356	—	—
Bills payable	106,983	136,408	—	11,800
Lease liabilities	4,891	5,412	—	—
Total secured liabilities	115,307	150,176	—	11,800

Note 18. Non-current liabilities – Interest bearing liabilities (continued)

The bank loans, bills and overdraft of the parent entity and controlled entities are secured by an equitable mortgage over all assets and undertakings of the consolidated entity.

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

The other loans are secured by the assets of Burleigh Point Ltd, Element Skateboards Inc, and VeeZee Inc. The agreement includes minimum tangible net worth, maximum capital expenditures and fixed charge coverage covenants.

Assets pledged as security

The carrying amounts of non-current assets pledged as security are:		Consolidated		Parent entity	
	Notes	**2005 $'000**	2004 $'000	**2005 $'000**	2004 $'000
Finance lease					
Plant and equipment under finance lease	12	5,726	6,228	—	—
Floating charge					
Receivables – non-current	10	7,906	2,293	131,284	96,352
Other non-current assets	11,12,13,14	573,175	546,247	259,183	259,152
Total non-current assets pledged as security		586,807	554,768	390,467	355,504
The following current assets are also pledged as security under the floating charge:					
Cash assets	5	51,022	56,086	559	517
Receivables – current	6	174,930	169,272	20,678	13,201
Other current assets	7,8,9	129,119	121,054	2,394	1,927
Total assets pledged as security		941,878	901,180	414,098	371,149

Financing arrangements

Credit standby arrangements	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Total facilities				
Bank overdrafts	11,038	6,956	—	—
Letters of credit	28,472	27,451	—	—
Other secured loans and bank bills	218,514	213,145	—	11,800
	258,024	247,552	—	11,800
Used at balance date				
Bank overdrafts	563	—	—	—
Letters of credit	16,317	—	—	—
Other secured loans and bank bills	110,416	144,764	—	11,800
	127,296	144,764	—	11,800
Unused at balance date				
Bank overdrafts	10,475	6,956	—	—
Letters of credit	12,155	27,451	—	—
Other secured loans and bank bills	108,098	68,381	—	—
	130,728	102,788	—	—
Bank loan facilities				
Total facilities	258,024	247,552	—	11,800
Used at balance date	127,296	144,764	—	11,800
Unused at balance date	130,728	102,788	—	—

Note 19. Non-current liabilities – Deferred tax liabilities

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Deferred tax liability	49,027	48,655	48,753	48,255

Note 20. Non-current liabilities – Provisions

	Notes	Consolidated		Parent entity	
		2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Employee benefits	30	1,526	1,035	---	---

Note 21. Contributed equity

	Notes	Parent entity		Parent entity	
		2005 Number '000	2004 Number '000	**2005 $'000**	2004 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	206,491	203,346	307,013	295,620
Other equity securities	(c),(e)	---	---	2,898	2,842
		206,491	203,346	309,911	298,462

(b) Movements in ordinary share capital

2005

Date	**Details**	Notes	**Number of shares**	**$'000**
30/06/04	Opening balance		203,346,147	295,620
1/07/04	Exercise of Element options	(e)	9,197	49
13/07/04	Exercise of Element options	(e)	5,000	27
19/07/04	Exercise of Element options	(e)	107,975	583
10/08/04	Exercise of Element options	(e)	8,242	58
10/09/04	Exercise of Element options	(e)	1,354	10
10/09/04	Exercise of employee option plan options	(f)	1,158,406	3,509
20/09/04	Exercise of employee option plan options	(f)	269,232	700
22/09/04	Exercise of employee option plan options	(f)	205,912	567
24/09/04	Exercise of Element options	(e)	20,000	107
24/09/04	Exercise of employee option plan options	(f)	480,122	1,399
4/11/04	Exercise of Element options	(e)	20,000	107
4/11/04	Exercise of employee option plan options	(f)	239,267	681
18/11/04	Exercise of Element options	(e)	10,000	54
18/11/04	Exercise of employee option plan options	(f)	108,989	528
24/11/04	Exercise of employee option plan options	(f)	6,499	49
3/12/04	Exercise of Element options	(e)	17,523	96
14/01/05	Exercise of Element options	(e)	25,000	134
31/01/05	Exercise of Element options	(e)	20,000	107
10/02/05	Exercise of Element options	(e)	38,796	208
28/02/05	Exercise of Element options	(e)	55,215	302
28/02/05	Exercise of employee option plan options	(f)	17,664	166
10/03/05	Exercise of Element options	(e)	25,000	134
10/03/05	Exercise of employee option plan options	(f)	96,704	568
22/03/05	Exercise of employee option plan options	(f)	65,682	500
1/04/05	Exercise of Element options	(e)	39,669	238
13/05/05	Exercise of Element options	(e)	25,944	138
28/06/05	Exercise of Element options	(e)	66,814	373
28/06/05	Exercise of employee option plan options	(f)	500	1
30/06/05	Closing balance		206,490,853	307,013

Note 21. Contributed equity (continued)

(b) Movements in ordinary share capital (continued)

2004

Date	Details	Notes	Number of shares	$'000
30/06/03	Opening balance		201,420,709	287,635
02/09/03	Exercise of employee option plan options	(f)	129,436	501
02/09/03	Exercise of Element options	(e)	60,000	321
23/09/03	Exercise of employee option plan options	(f)	354,582	1,087
23/09/03	Exercise of Element options	(e)	70,508	388
30/09/03	Exercise of employee option plan options	(f)	148,285	463
30/09/03	Exercise of Element options	(e)	30,000	160
25/11/03	Exercise of employee option plan options	(f)	31,518	129
25/11/03	Exercise of Element options	(e)	70,509	377
17/12/03	Exercise of Element options	(e)	30,000	160
28/01/04	Exercise of Element options	(e)	31,888	170
25/02/04	Exercise of Element options	(e)	79,000	422
26/02/04	Exercise of employee option plan options	(f)	10,885	53
26/02/04	Exercise of Element options	(e)	70,509	377
03/03/04	Exercise of employee option plan options	(f)	23,730	113
09/03/04	Exercise of employee option plan options	(f)	23,315	95
09/03/04	Exercise of Element options	(e)	50,000	267
11/03/04	Exercise of Element options	(e)	39,000	208
24/03/04	Exercise of employee option plan options	(f)	56,358	200
30/03/04	Exercise of employee option plan options	(f)	95,391	415
12/05/04	Exercise of Element options	(e)	27,592	147
21/05/04	Exercise of Element options	(e)	80,000	428
01/06/04	Exercise of Element options	(e)	26,377	141
16/06/04	Exercise of Element options	(e)	202,329	1,082
23/06/04	Exercise of Element options	(e)	28,413	152
28/06/04	Employee Share Plan	(g)	131,806	—
29/06/04	Exercise of Element options	(e)	20,452	110
30/06/04	Exercise of Element options	(e)	3,555	19
30/06/04	Closing Balance		203,346,147	295,620

(c) Movements in other equity securities

Date	Details	Notes	$'000
2005			
30/06/04	Opening balance		2,842
10/08/04	Options issued in relation to acquisition	(e)	56
30/06/05	Closing balance		2,898
2004			
30/06/03	Opening balance		2,766
10/08/03	Options issued in relation to acquisition	(e)	76
30/06/04	Closing balance		2,842

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 21. Contributed equity (continued)

(e) Other equity securities

The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share. Each option is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise Price	Date of Exercise
2005	11 Aug 04	10,977	7.99	10 Aug 05
	11 Aug 04	21,952	7.99	10 Aug 06
	11 Aug 04	10,977	7.99	10 Aug 07
2004	10 Aug 03	15,032	6.32	09 Aug 04
	10 Aug 03	30,066	6.32	09 Aug 05
	10 Aug 03	15,032	6.32	09 Aug 06
2003	10 Aug 02	15,049	7.70	09 Aug 03
	10 Aug 02	30,096	7.70	09 Aug 04
	10 Aug 02	15,048	7.70	09 Aug 05
2002	04 Jul 01	459,840	5.35	30 Jun 02
	04 Jul 01	919,680	5.35	30 Jun 03
	04 Jul 01	459,840	5.35	30 Jun 04

(f) Options - Executive Incentive Option Plan

Information relating to the Billabong Executive Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 30.

(g) Employee Share Plan

Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in Note 30.

Note 22. Reserves and retained profits

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
(a) Reserves					
Asset revaluation reserve		153,961	153,961	—	—
Foreign currency translation reserve		(11,358)	(4,704)	103	103
		142,603	149,257	103	103
Foreign currency translation reserve					
Balance at beginning of period		(4,704)	(4,192)	103	103
Net exchange differences on translation of foreign controlled entity		(6,654)	(512)	—	—
Balance at end of period		(11,358)	(4,704)	103	103
(b) Retained profits					
Retained profits at the beginning of the financial year		130,823	94,418	7,127	4,483
Net profit attributable to members of Billabong International Limited		125,434	87,035	63,871	53,274
Dividends paid	24	(64,898)	(50,630)	(64,898)	(50,630)
Retained profits at the end of the financial year		191,359	130,823	6,100	7,127

Note 22. Reserves and retained profits (continued)

(c) Nature and purpose of reserves

(i) Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets. The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities, (listed below) are taken to the foreign currency translation reserve, as described in accounting policy note 1(c)(iv).

Burleigh Point Ltd.
Burleigh Point Canada Inc
VeeZee Inc
Billabong Retail, Inc
Honolua Surf International Ltd
Kustom Shoes Ltd
Element Skateboards, Inc
GSM Investments Ltd
GSM (Europe) Pty Ltd
GSM Espana Operations Sociedad Limitada
GSM Rocket Europe
GSM England Retail Ltd
GSM Belgium Retail
GSM Germany Retail GMBH
GSM Netherlands Retail BV
GSM (NZ Operations) Limited
GSM (Japan) Pty Ltd
GSM Brasil Ltda

Note 23. Equity

	Notes	Consolidated		Parent entity	
		2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Total equity at the beginning of the financial year		578,542	534,588	305,692	294,987
Total changes in equity recognised in the statement of financial performance		118,780	86,523	63,871	53,274
Fair value increment on acquisition	21	56	76	56	76
Transactions with owners as owners:					
Dividends paid	24	(64,898)	(50,630)	(64,898)	(50,630)
Issue of shares		11,393	7,985	11,393	7,985
Total equity at the end of the financial year		643,873	578,542	316,114	305,692

Note 24. Dividends

	Parent entity	
	2005 $'000	2004 $'000
Ordinary shares		
2004 final dividend of 14.0 cents per fully paid share paid on 8th November 2004 (2003 final dividend of 12.5 cents per fully paid share paid on 10th November 2003)		
Fully franked based on tax paid @ 30%	28,786	25,277
2005 interim dividend of 17.5 cents per fully paid share paid on 11th April 2005 (2004 interim dividend of 12.5 cents per fully paid share paid on 14th April 2004)		
Fully franked based on tax paid @ 30%	36,112	25,353
Total dividends paid	64,898	50,630

Note 24. Dividends (continued)

Dividends not recognised at year end
In addition to the above dividends, since year end the Directors have declared the payment of a final dividend of 20.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

Franked dividends
The franked portions of the final dividends declared after 30 June 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2006.

	Consolidated		Parent entity	
	2005 **$'000**	2004 $'000	**2005** **$'000**	2004 $'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2004– 30%)	11,615	15,977	11,615	15,977

(a) The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the June 2005 quarter tax instalment.

(b) Franking credits of $4,476,000 were transferred from wholly owned entities to the parent entity at the time these entities entered the tax consolidated group on 1 July 2002.

Note 25. Financial instruments

(a) Off-balance sheet derivative instruments

Billabong International Limited and certain of its controlled entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates.

Interest rate swap contracts
It is policy to protect part of the loans from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Details of interest rate swap contracts outstanding at balance date are set out below:

Notional principal amounts	Expiry	Fixed interest rate	90 day bank bill rate at 30 June 2005
$25 m USD (2004 : $25 m USD)	September 2005	3.34%	2.93% (2004 : 1.47%)
$15 m USD (2004 : $15 m USD)	February 2009	3.53%	2.93% (2004 : 1.47%)

Note 25. Financial instruments (continued)

Forward exchange contracts
From time to time, the consolidated entity enters into forward exchange contracts to purchase US dollars, Euro and Australian dollars. The contracts are timed to mature when major shipments of inventory are scheduled to arrive and cover anticipated purchases for the upcoming season. The European division also sells British Pounds on a regular basis to hedge its anticipated monthly British sales.

At balance date, the details of outstanding contracts are:

	Buy USD		Average exchange rate	
	2005	2004	**2005**	2004
	$'000	$'000		
0 - 6 Months				
Sell Euro	14,420	8,817	1.3048	1.1767
Sell AUD	29,000	16,000	0.7586	0.7248
Sell NZD	1,500	—	0.7009	—
Sell CAD	3,062	—	0.8100	—
6 - 12 Months				
Sell Euro	12,200	6,162	1.2720	1.1786

	Buy Euro		Average exchange rate	
	2005	2004	**2005**	2004
	$'000	$'000		
0 - 6 Months				
Sell GBP	9,413	9,225	1.4112	1.4221
Sell USD	978	—	0.7969	—
6 - 12 Months				
Sell GBP	1,406	—	1.4057	—
Sell USD	1,172	—	0.8111	—

	Buy AUD		Average exchange rate	
	2005	2004	**2005**	2004
	$'000	$'000		
0 - 6 Months				
Sell NZD	1,500	—	0.9197	—

As these contracts are hedging anticipated future purchases and sales, unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur.

Deferred amounts receivable and payable on open contracts have been netted and are included in other debtors and other creditors.

The following gains and losses have been deferred at 30 June 2005:

	2005	2004
	$'000	$'000
Unrealised gains	2,084	1,331
Unrealised losses	(1,129)	(1,456)
Net gains (losses)	955	(125)

The parent entity did not enter into forward exchange contracts in either the current or previous year.

(b) Credit risk exposures
The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The consolidated entity's maximum credit risk exposure in relation to these is as follows:

(i) Forward exchange contracts – the full amount of the foreign currency it will be required to pay or purchase when settling forward exchange contracts, should the counterparty not pay the currency it is committed to deliver to the Company.

(ii) Interest rate swap contracts – which is limited to the net fair value of the swap agreement at balance date. In both of the above cases the risks are considered minimal, as the counterparties are all recognised banks.

Note 25. Financial instruments (continued)

(c) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

2005	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000	Weighted Average Interest rate
Financial assets								
Cash and deposits	5	51,022	—	—	—	—	51,022	3.74%
Receivables	6	—	—	—	—	174,930	174,930	n/a
		51,022	—	—	—	174,930	225,952	
Financial liabilities								
Bank loans (secured)	16, 18	—	1,923	1,510	—	—	3,433	3.21%
Bank loans (unsecured)	16, 18	563	—	—	—	—	563	5.08%
Trade and other creditors	15	—	—	—	—	114,705	114,705	n/a
Bills payable	18	54,094	33,056	19,833	—	—	106,983	3.45%
Lease liabilities	16, 18	—	779	2,877	1,235	—	4,891	5.19%
		54,657	35,758	24,220	1,235	114,705	230,575	
Net financial assets (liabilities)		(3,635)	(35,758)	(24,220)	(1,235)	60,225	(4,623)	

2004	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000	Weighted Average Interest rate
Financial assets								
Cash and deposits	5	56,086	—	—	—	—	56,086	4%
Receivables	6	—	—	—	—	169,272	169,272	n/a
		56,086	—	—	—	169,272	225,358	
Financial liabilities								
Bank loans (secured)	16, 18	2,750	269	5,337	—	—	8,356	2.77%
Bank loans (unsecured)	16, 18	211	160	621	—	—	992	10.02%
Trade and other creditors	15	—	—	—	—	112,603	112,603	n/a
Bills payable	18	78,005	—	58,403	—	—	136,408	3.70%
Lease liabilities	16, 18	—	769	2,678	1,965	—	5,412	4.92%
		80,966	1,198	67,039	1,965	112,603	263,771	
Net financial assets (liabilities)		(24,880)	(1,198)	(67,039)	(1,965)	56,669	(38,413)	

(d) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

Note 25. Financial instruments (continued)

(d) Net fair value of financial assets and liabilities (continued)

(ii) Off-balance sheet

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the carrying amount, which represents the amount currently receivable or payable at the reporting date, and the present value of the estimated future cash flows which have not been recognised as an asset or liability. At 30 June 2005, the net fair value receivable for outstanding interest rate swaps over their outstanding term is $0.3 m.

For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rate for contracts with similar maturity profiles.

(e) Debtor factoring

American subsidiaries assign a portion of their accounts receivable to a factor under an agreement which continues on an annual basis. The subsidiaries may request advances on the net sales factored at any time before their maturity date. The factor charges a commission on the net sales factored, and interest at a bank's prime rate plus 0.5%. The subsidiaries are subject to financial covenants under the agreement, including the requirement to maintain a minimum tangible net worth and a minimum working capital. At June 30, 2005 management believes all financial covenants had been met or have been waived by the factor.

The subsidiaries have an agreement with the factor to open letters of credit to facilitate the purchase of inventory. Letters of credit are opened as needed, subject to factor approval, and are secured by the acquired inventories.

The subsidiaries have a revolving loan with its factor providing for borrowings based on a percentage of eligible inventories. Interest on borrowings is charged at a bank's prime rate plus 0.5%.

Maximum advances under the factoring agreement are not to exceed USD$30m. Obligations due to the factor under the factoring agreement and the revolving loan are collateralised by a continuing security interest in all of the assets of the subsidiaries plus guarantees from the Billabong group.

Note 26. Director and specified manager disclosures

Directors
The following persons were Directors of Billabong International Limited during the financial year:

Non-Executive Chairman
E.T. Kunkel

Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude

Non-Executive Directors
M.A. Jackson
F.A. McDonald
G.S. Merchant
C. Paull
G.M. Pemberton

Specified Managers (other than Directors)
The following persons were the five managers with the greatest authority for the strategic direction and management of the consolidated entity ("specified managers") during the financial year:

Name	Position	Employer
Peter Casey	General Manager, Billabong Europe	GSM (Europe) Pty Ltd
Shannan North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
Johnny Schillereff	President Element Skateboards Inc	Element Skateboards Inc
Craig White	Chief Financial Officer and Company Secretary	GSM (Operations) Pty Ltd
Stephen Wilson *	Executive Vice President	Burleigh Point Ltd

* Stephen Wilson resigned from the consolidated entity effective 31 July 2005.

With the exception of Craig White, all of the above persons were specified managers for the full year ended 30 June 2005. Craig White commenced as the Company's Chief Financial Officer effective 29 October 2004.

For details on remuneration principles of the Company and details of service agreements of the Company's Directors and specified managers refer to the Remuneration Report in the Directors' Report.

Details of remuneration
Details of the remuneration of each Director of Billabong International Limited and each of the five specified managers of the consolidated entity, including their personally-related entities, are set out in the following tables.

Directors of Billabong International Limited

2005	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
E.T. Kunkel	127,884	—	1,832	3,029	—	—	132,745
D. O'Neill	697,048	1,340,000	58,573	11,584	149,924	171,056	2,428,185
M.A. Jackson	75,000	—	1,878	6,750	—	—	83,628
F.A. McDonald	100,000	—	2,000	9,173	—	—	111,173
G.S. Merchant	75,000	—	1,970	6,750	—	—	83,720
P. Naude	777,094	1,148,311	16,627	5,972	175,866	171,056	2,294,926
C. Paull	75,000	—	1,935	6,750	—	—	83,685
G.M. Pemberton	130,769	—	725	9,254	—	—	140,748
Total	2,057,795	2,488,311	85,540	59,262	325,790	342,112	5,358,810

Note 26. Director and specified manager disclosures (continued)

Directors of Billabong International Limited

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
G.M. Pemberton *	178,366	—	1,501	11,002	—	—	190,869
D. O'Neill *	513,089	770,000	44,468	11,002	62,620	—	1,401,179
M.A. Jackson *	76,442	—	1,500	6,880	—	—	84,822
E.T. Kunkel	75,000	—	1,497	—	—	—	76,497
F.A. McDonald *	101,923	—	1,495	9,000	—	—	112,418
G.S. Merchant *	76,442	—	1,513	6,880	—	—	84,835
C. Paull *	76,442	—	1,500	6,880	—	—	84,822
P. Naude	755,306	754,752	15,123	5,618	66,788	—	1,597,587
Total	1,853,010	1,524,752	68,597	57,262	129,408	—	3,633,029

* Includes 53 pay weeks.

Specified managers of the consolidated entity

2005	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey	382,034	300,000	21,167	—	103,191	46,619	853,011
S. North	386,731	320,000	16,386	11,584	45,241	46,619	826,561
J. Schillereff	486,797	576,407	18,111	5,751	47,392	23,298	1,157,756
C. White	313,462	250,000	1,500	8,688	—	77,699	651,349
S. Wilson	523,391	120,643	12,009	—	77,738	23,298	757,079
Total	2,092,415	1,567,050	69,173	26,023	273,562	217,533	4,245,756

Specified managers of the consolidated entity

2004	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey * #	492,751	300,000	17,760	8,251	47,373	1,000	867,135
S. Palfreyman *	444,344	200,000	16,785	11,002	44,353	—	716,484
S. Wilson	481,123	106,082	17,232	—	33,609	1,000	639,046
J. Schillereff	469,328	28,289	22,328	3,963	56,100	1,000	581,008
R. Sanders	403,069	106,082	21,232	4,849	34,359	1,000	570,591
Total	2,290,615	740,453	95,337	28,065	215,794	4,000	3,374,264

* Includes 53 pay weeks.
\# Includes $150,000 transfer allowance cash salary

Note 26. Director and specified manager disclosures (continued)

Share-based compensation – Executive Incentive Option Plan
The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
11 Aug 00	11 Aug 05	$2.60	$1.15	33% after 11 Aug 02; 33% after 11 Aug 03; 33% after 11 Aug 04
18 Jun 01	18 Jun 06	$4.90	$1.53	33% after 18 Jun 03; 33% after 18 Jun 04; 33% after 18 Jun 05
25 Oct 01	25 Oct 06	$7.42	$2.26	33% after 25 Oct 03; 33% after 25 Oct 04; 33% after 25 Oct 05
23 Aug 02	23 Aug 07	$8.10	$2.93	33% after 23 Aug 04; 33% after 23 Aug 05; 33% after 23 Aug 06

Options are granted under the Billabong Executive Incentive Option Plan which was approved by special resolution at the 4 July 2000 Annual General Meeting. Staff eligible to participate in the plan are those of supervisor level and above (including executive Directors). Options are not exercisable unless personal and financial performance criteria are met.

Share-based compensation – Employee Share Plan
None of the Executive Directors of the Company have elected to participate in the Employee Share Plan. No shares were granted to employees under the Employee Share Plan during the period.

The Billabong Employee Share Plan, a scheme by which shares may be issued by the Company to employees for no cash consideration, was approved by special resolution at the 4 July 2000 Annual General Meeting.

Share-based compensation – Executive Performance Share Plan
The terms and conditions of each award of equity instruments affecting remuneration in this period is as follows:

Award date	Performance period end date	Fair value of each instrument awarded
1 November 2004	30 June 2007	$11.29

The Billabong Executive Performance Share Plan, a scheme by which equity instruments may be issued by the Company to employees for no cash consideration, was approved at the October 2004 Annual General Meeting. Employees receiving awards under the plan are those of supervisor level and above (including Executive Directors). Equity instruments under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period.

Equity instrument disclosures relating to Directors and specified managers

Options provided as remuneration
Details of options over ordinary shares in the Company provided as remuneration to each Director of Billabong International Limited and each of the five specified managers of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of Billabong International Limited. Further information on the options is set out in note 30.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Billabong International Limited		
D. O'Neill	—	214,245
P. Naude	—	277,565
Specified managers of the consolidated entity		
P. Casey	—	143,420
S. North	—	51,621
J. Schillereff	—	32,655
C. White	—	—
S. Wilson	—	117,539

Note 26. Director and specified manager disclosures (continued)

Equity instrument disclosures relating to Directors and specified managers

Shares provided on exercise of remuneration options
Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each Director of Billabong International Limited and each of the five specified managers of the consolidated entity are set out below.

Name	Amount paid per share	Number of ordinary shares issued on exercise of options during the year
Directors of Billabong International Limited		
D. O'Neill	$2.60	192,307
D. O'Neill	$4.90	13,605
D. O'Neill	$8.10	8,333
P. Naude	$2.60	269,232
P. Naude	$8.10	8,333
Specified managers of the consolidated entity		
P. Casey	$2.60	126,924
P. Casey	$4.90	8,163
P. Casey	$8.10	8,333
S. North	$2.60	34,615
S. North	$4.90	17,006
J. Schillereff	$4.90	32,655
S. Wilson	$2.60	111,539
S. Wilson	$8.10	6,000

No amounts are unpaid on any shares issued on the exercise of options.

Option holdings
The numbers of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and each of the five specified managers of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D.O'Neill	244,518	—	(214,245)	30,273	—
P. Naude	294,232	—	(277,565)	16,667	—
Specified managers of the consolidated entity					
P. Casey	168,251	—	(143,420)	24,831	—
S. North	68,629	—	(51,621)	17,008	—
J. Schillereff *	65,310	—	(32,655)	32,655	—
C. White	—	—	—	—	—
S. Wilson	129,539	—	(117,539)	12,000	—

* In August 2002 30,000 BBGAS options were granted to J. Schillereff in error. These options were later withdrawn and the securities returned in the year ended 30 June 2004. The withdrawal was not recorded in the 30 June 2004 financial report. J. Schillereff's opening option balance has been adjusted accordingly. Option holdings for J. Schillereff do not include options issued as part of the Element acquisition. Refer additional disclosure in other transactions with Directors and specified managers.

No options are vested and unexercisable at the end of the year.

Note 26. Director and specified manager disclosures (continued)

Shares provided as remuneration

Details of equity instruments provided as remuneration to each Director of the Company and each of the five specified managers of the consolidated entity are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Further information on the equity instruments is set out in note 30.

Name	Number of equity instruments awarded during the year	Number of equity instruments vested during the year	Number of ordinary shares issued on vesting or exercise of equity instruments during the year
Directors of Billabong International Limited			
D. O'Neill	65,000	—	—
P. Naude	65,000	—	—
Specified managers of the consolidated entity			
P. Casey	17,715	—	—
S. North	17,715	—	—
J. Schillereff	8,853	—	—
C. White	29,525	—	—
S. Wilson	8,853	—	—

As the Billabong Executive Performance Share Plan was established during the 2005 financial year there were no equity instruments outstanding at the start of the year.

Shareholdings

The numbers of shares in the Company held during the financial year by each Director of Billabong International Limited and each of the five specified managers of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received as remuneration *	Options exercised	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited **Ordinary shares**					
E.T. Kunkel	44,466	—	—	—	44,466
D. O'Neill	682,103	65,000	214,245	—	961,348
M.A. Jackson	228,656	—	—	—	228,656
F.A. McDonald	122,500	—	—	—	122,500
G.S. Merchant	44,683,444	—	—	—	44,683,444
P. Naude	2,036,947	65,000	277,565	(240,000)	2,139,512
C. Paull	1,357,651	—	—	—	1,357,651
G.M. Pemberton	12,575,966	—	—	(1,000,000)	11,575,966
Specified managers of the consolidated entity **Ordinary shares**					
P. Casey	472,085	17,715	143,420	(32,045)	601,175
S. North	61,905	17,715	51,621	4,762	136,003
J. Schillereff	15,117	8,853	32,655	(10,558)	46,067
C. White	—	29,525	—	56,840	86,365
S. Wilson	213,556	8,853	117,539	(235,038)	104,910

* Shares disclosed as "Received as remuneration" of both Directors and specified managers are held in trust pursuant to the Billabong executive performance share plan. The shares will only vest with the employee if the relevant performance criteria is satisfied for the performance period ending 30 June 2007 in this instance. However, prior to vesting, Directors and specified managers awarded shares under the plan can direct the trustee how they wish to vote the voting rights attached to the shares held on their behalf. As such the Directors have a relevant interest in the shares pursuant to the *Corporations Act 2001* for which disclosure is required. To ensure consistency, performance shares awarded to specified managers have also been disclosed.

Note 26. Director and specified manager disclosures (continued)

Other transactions with Directors and specified managers
Directors of Billabong International Limited

Directors, G.S. Merchant and C. Paull are Directors of Burleigh Heads Holdings Pty Ltd and G.S. Merchant is also a shareholder of Burleigh Heads Holdings Pty Ltd. A contract exists between GSM (Operations) Pty Ltd and Burleigh Heads Holdings Pty Ltd for the rental of a commercial building. The contract, based on normal commercial terms and conditions, has been in place for a number of years.

Director P. Naude is a Director and Shareholder of Surf Wing Inc. Burleigh Point Ltd reimbursed Surf Wing Inc for certain advertising and promotional expenses incurred by Surf Wing Inc on behalf of Burleigh Point Ltd with an arms length third party.

Aggregate amounts of each of the above types of other transactions with Directors and their Director-related entities:

	Consolidated		Parent entity	
	2005 $	2004 $	**2005 $**	2004 $
Rent of building	2,088,149	1,301,170	—	—
Reimbursement of expenses	44,182	—	—	—

Specified managers of the consolidated entity

Mr J. Schillereff was a Director of Element Skate Inc at the time Billabong acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by Billabong for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted on 10 August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June, 2005 are as follows:

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 09 Aug 03; 50% after 09 Aug 04; 25% after 09 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 09 Aug 04; 50% after 09 Aug 05; 25% after 09 Aug 06
10 Aug 04	09 Aug 08	$7.99	6,453	$1.26	25% after 09 Aug 05; 50% after 09 Aug 06; 25% after 09 Aug 07

Note 27. Remuneration of auditors

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$	$	**$**	$
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity (Australia)	357,500	243,000	20,000	17,500
Other auditors of controlled entities				
Related practices of the auditor of the parent entity	305,392	138,000	—	—
Other firms	64,592	185,000	—	—
	369,984	323,000	—	—
	727,484	566,000	20,000	17,500
Remuneration for other services:				
Auditor of the parent entity (Australia)	563,953	66,000	—	—
Related practices of the auditor of the parent entity	22,599	13,000	—	—
Other firms	115,641	146,000	—	—
	702,193	225,000	—	—

Note 28. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Guarantees

Secured guarantees by the parent entity in respect of bank overdrafts and loans of controlled entities.
These guarantees are secured by registered mortgages over the assets and undertakings of the consolidated entity.

Unsecured guarantees by the parent entity in respect of leases of controlled entities for $6.6 m (2004 - $5.4 m)

Trade Letters of Credit

Letters of Credit of $16.3 m to suppliers were executed but undrawn as at 30 June 2005 (2004 - $11.0 m). The Letters of Credit related to the purchase of inventory in the 2004-05 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 29. Commitments for expenditure

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
Lease commitments	**$'000**	$'000	**$'000**	$'000
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	15,978	13,852	—	—
Later than one year but not later than 5 years	41,357	35,990	—	—
Later than 5 years	14,021	14,054	—	—
	71,356	63,896	—	—
Representing:				
Non-cancellable operating leases	70,447	62,236	—	—
Future finance charges on finance leases	909	1,660	—	—
	71,356	63,896	—	—

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Operating leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	15,722	13,606	—	—
Later than one year but not later than 5 years	40,783	35,192	—	—
Later than 5 years	13,942	13,438	—	—
Commitments not recognised in the financial statements	70,447	62,236	—	—

	Notes	Consolidated		Parent entity	
		2005	2004	**2005**	2004
Finance leases		**$'000**	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:					
Within one year		1,036	1,050	—	—
Later than one year but not later than 5 years		3,451	3,394	—	—
Later than 5 years		1,313	2,628	—	—
Minimum lease payments		5,800	7,072	—	—
Less: Future finance charges		(909)	(1,660)	—	—
Total lease liabilities		4,891	5,412	—	—
Representing lease liabilities:					
Current	16	779	768	—	—
Non-current	18	4,112	4,644	—	—
		4,891	5,412	—	—

The weighted average interest rate implicit in the leases is 5.19% (2004 – 4.92%)

Under the terms of a particular lease, the consolidated entity has an option to acquire the leased asset for a specified percentage of its fair value on expiry of the lease. This option lapses in the event the consolidated entity fails to maintain its credit rating at the level prevailing at inception of the lease.

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
Contests and Athletes	**$'000**	$'000	**$'000**	$'000
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Not later than one year	12,193	8,683	—	—
Later than one year but not later than five years	18,493	14,301	—	—
Later than five years	438	604	—	—
	31,124	23,588	—	—

Employment contracts for executives do not have a fixed end date and therefore have not been included in the above note.

Note 30. Employee benefits

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Employee entitlement liabilities					
Included in other creditors - current	15	7,346	4,272	—	—
Provision for employee benefits – non-current	20	1,526	1,035	—	—
Aggregate employee benefits and related on-costs liability		8,872	5,307	—	—

	Consolidated Number		Parent entity Number	
Employee numbers				
Average number of employees during the financial year	1,362	1,321	—	—

The amounts accrued for long service leave are measured at their estimated present values as explained in Note 1(p)(ii)

Billabong Executive Incentive Option Plan

The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors).

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of year (number)	Issued during the year (number)	Exercised during the year (number)	Lapsed during the year (number)	Balance at end of year (number)
Consolidated and parent entity - 2005							
11 August 2000	10 August 2005	$2.60	2,160,776	—	2,160,353	—	423
18 June 2001	18 June 2006	$4.90	793,894	—	286,380	—	507,514
25 October 2001	25 October 2006	$7.42	36,837	—	18,419	—	18,418
28 February 2002	28 February 2007	$9.39	57,500	—	17,664	—	39,836
23 August 2002	23 August 2007	$8.10	721,000	—	166,161	—	554,839
			3,770,007	—	2,648,977	—	1,121,030
Consolidated and parent entity - 2004							
11 August 2000	10 August 2005	$2.60	2,710,771	—	549,995	—	2,160,776
18 June 2001	18 June 2006	$4.90	1,098,980	—	305,086	—	793,894
25 October 2001	25 October 2006	$7.42	55,256	—	18,419	—	36,837
28 February 2002	28 February 2007	$9.39	57,500	—	—	—	57,500
23 August 2002	23 August 2007	$8.10	721,000	—	—	—	721,000
			4,643,507	—	873,500	—	3,770,007

Note 30. Employee benefits (continued)

Options exercised during the financial year and number of shares issued to employees on the exercise of options.

2005 Exercise Date	Fair value of shares at issue date *	Consolidated 2005 Number	Parent entity 2005 Number
10 September 2004	$9.46	1,158,406	1,158,406
20 September 2004	$9.60	269,232	269,232
22 September 2004	$9.53	205,912	205,912
24 September 2004	$9.41	480,122	480,122
4 November 2004	$10.60	239,267	239,267
18 November 2004	$10.89	108,989	108,989
24 November 2004	$10.72	6,499	6,499
28 February 2005	$13.70	17,664	17,664
10 March 2005	$13.75	96,704	96,704
22 March 2005	$13.30	65,682	65,682
28 June 2005	$13.62	500	500
		2,648,977	2,648,977

2004 Exercise Date	Fair value of shares at issue date *	Consolidated 2004 Number	Parent entity 2004 Number
2 September 2003	$6.99	129,436	129,436
23 September 2003	$7.37	354,582	354,582
30 September 2003	$7.45	148,285	148,285
25 November 2003	$6.98	31,518	31,518
26 February 2004	$7.26	10,885	10,885
3 March 2004	$7.64	23,730	23,730
9 March 2004	$7.62	23,315	23,315
24 March 2004	$7.64	56,358	56,358
30 March 2004	$7.66	95,391	95,391
		873,500	873,500

* The fair value of shares issued on the exercise of options is the last price at which the Company's shares were traded on the day of the exercise of the options.

	Consolidated		Parent entity	
	2005 Number	2004 Number	**2005 Number**	2004 Number
Options vested at the reporting date	602,767	697,990	602,767	697,990

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	8,668	3,062	8,669	3,062

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Fair value of shares issued to employees on the exercise of options as at their issue date.	26,268	6,442	26,268	6,442

Note 30. Employee benefits (continued)

Billabong Employee Share Plan
A scheme by which shares may be issued by the Company to employees for no cash consideration was approved by special resolution at the Annual General Meeting of the Company held on 4 July 2000. All permanent employees who are employed at the time of the offer are eligible to participate in the scheme. Employees may elect not to participate in the scheme.

Under the scheme, eligible employees may be offered up to $1,000 worth of fully paid ordinary shares in Billabong International Limited for no cash consideration. Offers under the scheme are at the discretion of the Company.

Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the shares rank equally with other fully paid ordinary shares on issue (see note 21(d)).

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the date of the offer.

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Shares issued under the plan to participating employees (2004 – 28 June 2004)	—	131,806	—	131,806

In 2004 each participant was issued with shares worth $1,000 based on the weighted average market price of $8.43.

Billabong Executive Performance Share Plan
The establishment of the Billabong Executive Performance Share Plan was approved by shareholders at the 2004 Annual General Meeting. Employees receiving awards under the plan are those of supervisor level and above (including Executive Directors).

The plan is operated under The Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust, both of which commenced in the financial year 2005. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust respectively.

Under the plan the Company has awarded the following equity based instruments:

- Performance shares; and
- Conditional rights.

Equity instruments under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period. For awards during the 2005 financial year the Directors determined that the appropriate performance hurdle is compound Earnings Per Share ("EPS") growth of the consolidated entity relative to EPS in the 2004 financial year and the performance period is three years, commencing 1 July 2004. The extent to which the instruments vest is dependant upon the level of compound EPS growth, the minimum being 12.5% (50% of award vesting) and the maximum greater than 20% (100% of award vesting).

Performance shares
An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, for all employees, if the performance shares do not vest, they are forfeited by the employee (for no consideration).

Note 30. Employee benefits (continued)

Conditional rights

An employee awarded conditional rights is not entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, the employee is entitled to an equal number of shares in the Company to the rights that have vested. From the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

The Company provides contributions to the trustees to enable them to purchase shares on market to underpin the performance shares and conditional rights issued. The Company records such contributions as prepayments in the statement of financial position at the time of purchasing the shares. The prepayment is recognised in the statement of financial performance over the period during which the employees become unconditionally entitled to the shares.

Award, vesting and exercises under the plan are made for no consideration.

Set out below is a summary of instruments awarded under the plan.

Award date	Performance period end date	Balance at start of year (number)	Issued during the year (number)	Exercised during the year (number)	Lapsed during the year (number)	Balance at end of year (number)
Consolidated and parent entity – 2005						
1 November 2004	30 June 2007	—	510,348	—	—	510,348
		—	510,348	—	—	510,348

None of the instruments awarded under the plan vested or became exercisable during the year.

Note 31. Related parties

Directors and specified managers

Disclosures relating to Directors and specified managers are set out in note 26.

Wholly owned group

Transactions between Billabong International Limited and other entities of the wholly-owned group consisted of :

	Parent entity	
	2005	2004
	$'000	$'000
Current tax related receivables owed to Billabong International Limited	19,784	13,201
Non-current tax related receivables owed to Billabong International Limited	44,996	44,996
Loans advanced by Billabong International Limited	54,893	1,688
Loans repaid to Billabong International Limited	20,018	9,794
Loans advanced to Billabong International Limited	38,617	—
Receipt of interest by Billabong International Limited	2,206	3,197
Receipt of dividends by Billabong International Limited	65,000	52,000
Payment of interest by Billabong International Limited	1,836	—

Note 32. Investments in controlled entities

Name of entity		Country of Incorporation	Class of shares	Equity holding 2005 %	Equity holding 2004 %
Burleigh Point, Ltd		USA	Ordinary	100	100
- Burleigh Point Canada, Inc		Canada	Ordinary	100	100
- VeeZee, Inc		USA	Ordinary	100	100
- Billabong Retail, Inc		USA	Ordinary	100	100
- Honolua Surf International Ltd	*	USA	Ordinary	100	—
- Kustom Shoes Ltd	*	USA	Ordinary	100	—
Element Skateboards, Inc		USA	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM (Europe) Pty Ltd		Australia	Ordinary	100	100
GSM Espana Operations Sociedad Limitada		Spain	Ordinary	100	100
GSM Rocket Europe		France	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Belgium Retail		Belgium	Ordinary	100	100
GSM Germany Retail GMBH		Germany	Ordinary	100	100
GSM Netherlands Retail BV	*	Netherlands	Ordinary	100	—
GSM (Trademarks) Pty Ltd		Australia	Ordinary	100	100
GSM (Operations) Pty Ltd		Australia	Ordinary	100	100
- GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
- ACN 006 819 183 Pty Ltd		Australia	Ordinary	100	100
- GSM (Central Sourcing) Pty Ltd		Australia	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd		Australia	Ordinary	100	100
Sanmaree Pty Ltd		Australia	Ordinary	100	100
Pineapple Trademarks Pty Ltd		Australia	Ordinary	100	100
GSM (Duranbah) Pty Ltd	*	Australia	Ordinary	100	—
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100

* These entities were incorporated during the 2005 financial year.

2005 Acquisition of Controlled Entities
Nil

2004 Acquisition of Controlled Entities
Nil

2005 Acquisition of Business
Effective from 30 September 2004, Pineapple Trademarks Pty Ltd and GSM (Duranbah) Pty Ltd acquired the following assets and liabilities comprising the "Palmers Surf Co" apparel, shoe and hardgoods. The fair value of the assets and liabilities were:

	$'000
Trade names, copyrights and other intellectual property	15,653
Goodwill	3,045
Inventory	1,395
Property, plant and equipment	220
Prepayments and other	511
Total cash consideration payable	**20,824**

In the event that certain conditions of the acquisition agreement are met, additional consideration may be payable in cash. Payments are due in lump sums prior to 31 August 2008. At balance date $2m of additional consideration was recognised in goodwill, the remainder has not been recognised in the financial statements as the amount of the payments cannot be reliably measured. The Company will review the likelihood of these payments at future reporting dates. Should further consideration be payable, it will be brought to account as a component of the goodwill arising on acquisition, when the amount can be reliably measured.

Note 32. Investments in controlled entities (continued)

Effective from 15 October 2004, GSM Investments Ltd acquired the following assets and liabilities comprising the "Beach Access" retail operation. The fair value of the assets and liabilities were:

	$'000
Goodwill	2,727
Inventory	1,508
Property, plant and equipment	495
Total cash consideration payable	**4,730**

Note 33. Segment information

2005 Primary Reporting - Geographical segments	Australia/NZ Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to customers outside the consolidated entity	275,682	394,022	173,883	—	843,587
Other revenue	415	1,882	750	4,201	7,248
Total revenue	276,097	395,904	174,633	4,201	850,835
Segment result (includes inter-company royalties and sourcing fees)	123,088	55,050	17,747	4,201	200,086
Less: depreciation	(2,655)	(3,737)	(2,623)	—	(9,015)
Less: amortisation - goodwill	(2,679)	(622)	—	—	(3,301)
Less: interest paid (net)	(1,047)	(2,346)	(898)	—	(4,291)
Operating profit before tax	116,707	48,345	14,226	4,201	183,479
Consolidated operating profit before tax					183,479
Less: tax					(58,045)
Consolidated operating profit after tax					125,434
Segment assets	673,584	207,126	105,765	—	986,475
Elimination					(44,597)
Total assets					941,878
Segment liabilities	31,808	60,209	36,912	—	128,929
Elimination					(25,250)
Unallocated liabilities					194,326
Total liabilities					298,005
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	23,743	11,508	2,523	—	37,774
Depreciation & amortisation	5,334	4,359	2,623	—	12,316
Other non-cash expenses	—	—	—	—	—

2004 Primary Reporting - Geographical segments	Australia/NZ Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to customers outside the consolidated entity	192,684	323,139	158,906	—	674,729
Other revenue	1,514	426	—	2,616	4,556
Total revenue	194,198	323,565	158,906	2,616	679,285
Segment result (includes inter-company royalties and sourcing fees)	95,821	30,035	15,660	2,616	144,132
Less: depreciation	(2,264)	(3,570)	(2,343)	—	(8,177)
Less: amortisation - goodwill	(2,560)	(308)	—	—	(2,868)
Less: interest paid (net)	(2,330)	(1,779)	(1,101)	—	(5,210)
Operating profit before tax	88,667	24,378	12,216	2,616	127,877
Consolidated operating profit before tax					127,877
Less: tax					(40,842)
Consolidated operating profit after tax					87,035
Segment assets	635,655	195,178	116,714	—	947,547
Elimination					(46,367)
Total assets					901,180
Segment liabilities	25,623	60,915	40,157	—	126,695
Elimination					(27,166)
Unallocated liabilities					223,109
Total liabilities					322,638
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	4,948	16,293	3,862	—	25,103
Depreciation & amortisation	4,823	3,878	2,344	—	11,045
Other non-cash expenses	—	—	—	—	—

Note 33. Segment information (continued)

Secondary reporting - Business segments

The consolidated entity operates predominantly in one business segment being the surfwear and boardsports apparel and accessories market.

Note 34. Deed of cross guarantee

During the year the Company and GSM (Duranbah) Pty Ltd entered into a deed of cross guarantee under which each company guarantees the debts of the other. By entering into the deed, GSM (Duranbah) Pty Ltd is relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities and Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the deed of cross guarantee that are controlled by the Company, they also represent the 'Extended Closed Group'.

Set out below is a condensed consolidated statement of financial performance and a summary of movements in consolidated retained profits for the year ended 30 June 2005 of the Closed Group.

	2005 $'000
Condensed statement of financial performance	
Profit from ordinary activities before related income tax expense	66,882
Income tax expense	(319)
Profit from ordinary activities after related income tax expense/net profit	66,563
Summary of movements in consolidated retained profits	
Retained profits at the beginning of the financial year	7,127
Profit from ordinary activities after related income tax expense/net profit	66,563
Dividends provided for or paid	(64,898)
Retained profits at the end of the financial year	8,792

Note 34. Deed of cross guarantee (continued)

Set out below is a consolidated statement of financial position as at 30 June 2005 of the Closed Group.

	2005 $'000
Current assets	
Cash assets	1,385
Receivables	24,873
Inventories	2,257
Deferred tax assets	2,341
Other	53
Total current assets	30,909
Non-current assets	
Receivables	130,210
Other financial assets	259,183
Property, plant and equipment	203
Intangible assets	5,045
Total non-current assets	394,641
Total assets	425,550
Current liabilities	
Payables	8,760
Current tax liabilities	10,614
Total current liabilities	19,374
Non-current liabilities	
Interest bearing liabilities	38,617
Deferred tax liabilities	48,753
Total non-current liabilities	87,370
Total liabilities	106,744
Net assets	318,806
Equity	
Contributed equity	309,911
Reserves	103
Retained profits	8,792
Total equity	318,806

Note 35. Reconciliation of operating profit after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Operating profit after income tax	125,434	87,035	63,871	53,274
Depreciation and amortisation	12,316	11,045	—	—
Net loss on sale of non-current assets	350	—	—	—
Net exchange differences	(612)	895	—	—
Change in operating assets and liabilities				
(Increase) in trade debtors	(31,778)	(28,890)	—	—
(Increase) in inventories	(15,090)	(23,188)	—	—
(Increase) in future income tax benefit	(1,489)	(2,166)	(675)	(883)
(Increase) decrease in other operating assets	11,181	(3,329)	(7,270)	(5,428)
Increase (decrease) in trade creditors and other operating liabilities	7,254	29,130	(204)	204
Increase (decrease) in provision for income taxes payable	7,303	(4,142)	5,416	(2,479)
Increase in provision for deferred income tax	347	258	498	77
Increase (decrease) in other provisions	1,146	(33)	—	—
Net cash inflow from operating activities	116,362	66,615	61,636	44,765

Note 36. Non-cash financing and investing activities

	Consolidated		Parent entity	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Acquisition of plant and equipment by means of finance leases	768	605	—	—
Acquisition of Element (Options issued)	56	76	56	76
	824	681	56	76

Note 37. Earnings per share

	Consolidated	
	2005 **Cents**	2004 Cents
Basic earnings per share	61.0	43.0
Diluted earnings per share	61.0	42.7

	Consolidated	
	2005 **Number**	2004 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	205,534,147	202,289,312
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	205,789,471	203,987,660

	Consolidated	
	2005 **$'000**	2004 $'000
Reconciliation of earnings used in calculating earnings per share		
Net profit after tax	125,434	87,035
Adjustment items	—	—
Earnings used in calculating Basic and Diluted Earnings Per Share	125,434	87,035

Information concerning the classification of securities

Options
Options granted to employees under the Billabong Executive Incentive Option Plan and issues under the Element acquisition are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The Options have not been included in the determination of basic earnings per share.

Note 38. Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards ("IFRS") for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to AIFRS, including training of staff and system and internal control changes necessary to gather all required financial information. The project team is chaired by the Chief Financial Officer and reports to the Audit Committee. The project team has prepared a detailed timetable for managing the transition and is currently on schedule.

The project team has analysed all of the AIFRS and, with the exception of the areas detailed in this note, has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time adoption of Australian Equivalents to International Financial Reporting Standards.* These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

Note 38. Impacts of adopting Australian equivalents to IFRS (continued)

The adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, which may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

(a) Recognition and amortisation of intangible assets

Under AASB 3 Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generation unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years. The company has elected to make use of the transitional exemption available under AASB 1 *First-time adoption of Australian equivalents to International Financial Reporting Standards* and will not restate any business combinations that occurred prior to 1 July 2004.

If the policy required by AASB 3 had been applied during the year ended 30 June 2005, consolidated amortisation expense for the year would have been $3.3m lower.

AASB 3 also requires all intangible assets that can be reliably measured to be recognised at time of acquisition separately from goodwill. This will result in a larger number of intangible assets being recognised at time of an acquisition versus the present purchase method. If the method required by AASB 3 had been applied during the year ended 30 June 2005, consolidated amortisation expense for the half-year would have been $1.3m higher.

The net impact of these adjustments is a reduction in consolidated amortisation expense of $2.0m. This is also the only adjustment to consolidated intangible assets. AIFRS consolidated intangible assets at 30 June 2005 will be higher than the reported AGAAP balance by $2.0m.

(b) Financial instruments

The Company has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005 and therefore will have no impact on the financial statements at 30 June 2005. As permitted by AASB 1, the company will not apply AASB 132 or AASB 139 to the 2005 comparatives published in its 2006 financial statements.

From 1 July 2005, financial instruments will be carried at either amortised cost or fair value, depending on which of the four categories set out in the standard applies to the instrument. Movements in fair value will be either charged to net profit or loss or taken to equity in accordance with the standard. This will result in a change to the existing accounting policy which does not currently classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised as assets or liabilities.

Foreign exchange contracts held for hedging purposes will be classified as cash flow hedges or fair value hedges, on the basis of the qualifying criteria outlined in AASB 139. This will result in the recognition of hedging instruments as assets or liabilities, with resulting gains or losses being charged to net profit or loss or taken to equity in accordance with the hedge accounting rules in AASB 139. Currently, losses and gains arising from some contracts used for hedging purposes, along with any realised or unrealised losses or gains from re-measurement, are included in assets or liabilities as deferred losses or deferred gains.

The company anticipates that its hedging activities will be highly effective such that there will be only limited volatility on its future operating profits as a result of hedge ineffectiveness.

(c) Income Taxes

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

The impact of the change in policy required by AASB 112 is still to be determined with respect to the tax bases of the consolidated entities intangible assets.

Note 38. Impacts of adopting Australian Equivalents to IFRS (continued)

(d) Billabong Executive Performance Share Plan

UIG Interpretation 112 *Consolidation – Special purpose entities* extends the circumstances under which a special purpose entity would be consolidated. The Company is considering the applicability of UIG Interpretation 112 to the Billabong Executive Performance Share Plan trusts.

30 June 2005 AIFRS financial statements

In line with the project team's AIFRS transition time line, the 30 June 2005 AIFRS financial statements will be completed in the first half of financial year 2006. This will include an assessment of the impact of UIG 1052 *Tax consolidation accounting* on the Company. However, from the work performed to date and with the exception of any adjustments that may be required following the finalisation of the areas noted above, the impact of AIFRS on the full year 2005 AGAAP income statement is not anticipated to be material.

In the Directors' opinion:

(a) the financial statements and notes set out on pages 20 to 67 and remuneration disclosures contained in sections A and C of the Remuneration Report on pages 8 and 10-11 respectively, are in accordance with the *Corporations Act 2001*, including:

 (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
 (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 34 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 34.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 19 August 2005

Audit opinion

In our opinion, the financial report on pages 20 to 67 and remuneration disclosures contained in sections A and C of the Remuneration report on pages 8 and 10-11 respectively of Billabong International Limited:

- give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Billabong International Limited and the Billabong International Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and

- are presented in accordance with the *Corporations Act 2001*, AASB 1046 *Director and Executive Disclosures by Disclosing Entities* (AASB 1046) and other Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Billabong International Limited and the Billabong International Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures") as required by AASB 1046, under the heading "remuneration report" in sections A and C on pages 8 and 10-11 respectively of the directors' report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

R A Baker
Partner

Gold Coast
19 August 2005

The shareholder information set out below was applicable as at 10 August 2005.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted Options	
	Number of Share Holders	Number of Shares	Number of Option Holders	Number of Options
1 - 1,000	10,078	4,669,323	1	1,000
1,001 - 5,000	4,397	10,146,466	17	54,945
5,001 - 10,000	458	3,351,658	26	198,547
10,001 - 100,000	265	7,675,005	34	708,890
100,001 and over	72	180,665,595	—	—
	15,270	206,508,047	78	963,382

There were 95 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares	
	Number held	Percentage of issued shares
Gordon Merchant (No. 2) Pty Ltd	42,414,450	20.54%
National Nominees Limited	22,527,367	10.91%
Westpac Custodian Nominees Limited	21,491,104	10.41%
JP Morgan Nominees Australia Limited	20,596,891	9.97%
Jontex Pty Ltd	11,575,966	5.61%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	5,476,163	2.65%
ANZ Nominees Limited	5,468,396	2.65%
ANZ Nominees Limited <Cash Income a/c>	5,206,095	2.52%
Cogent Nominees Pty Limited	4,535,133	2.20%
AMP Life Limited	3,431,434	1.66%
Citicorp Nominees Pty Limited	3,147,680	1.52%
Cogent Nominees Pty Limited <SMP a/c>	2,722,905	1.32%
UBS Nominees Pty limited <Prime Broking a/c>	2,632,862	1.27%
GSM Pty Ltd	2,268,994	1.10%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	2,143,784	1.04%
Mr Paul Naude	2,064,512	1.00%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	1,655,875	0.80%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	1,429,256	0.69%
Citicorp Nominees Pty Limited <CFS WSLE Industrial Share a/c>	1,378,797	0.67%
Queensland Investment Corporation	1,359,859	0.66%
	163,527,523	79.19%

Unquoted Equity Securities	Number on issue	Number of holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares	828,768	70
Options issued pursuant to an agreement in connection with the acquisition of the American based Element Skateboards Inc. on 4 July 2001	134,614	8

The options listed above are the only unquoted equity securities on issue. No person holds 20% or more of these securities.

Substantial Holders

As at 10 August, 2005 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below :

Ordinary shares	Number	Percentage
Gordon Merchant (No. 2) Pty Ltd & GSM Pty Ltd	46,823,703	22.83%
Gordon Stanley Merchant	44,683,444	21.78%
Commonwealth Bank of Australia	15,416,804	7.47%
ING Australia Holdings Limited	12,720,230	6.16%
Gary Milton Pemberton & Jontex Pty Ltd	12,575,966	6.18%
Concord Capital Ltd	10,656,640	5.17%

Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options
No voting rights.

Stock Exchange Listing

The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia: 1300 552 270
Telephone International: (+61 7) 3237 2100
Fax: (+61 7) 3229 9860
Email: brisbane.services@computershare.com.au

Change of Address

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends

Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, France - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report

All Shareholders will receive a copy of the Concise Annual Report. Shareholders who do not wish to receive the Concise Annual Report should contact the Share Registry. These shareholders will continue to receive all other shareholder information.

Tax File Numbers (TFN)

Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings

If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder

Billabong offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

Registration for this service provides shareholders with an e-mail advice containing a link to www.billabongcorporate.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongcorporate.com shareholders can view :

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

To register, shareholders should visit our share registry at www.computershare.com and follow these easy steps :

- Click on 'Investors'
- Click on 'Register Your Email Address'
- Next, select 'Billabong International' from the drop down list
- Then enter your personal security information: Holder Identification Number (HIN) or Security Reference Number (SRN); family or Company name and postcode and click on 'submit' and follow the prompts

After the shareholder has entered their email address and selected which publications they wish to receive, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'reply' to confirm their details, then 'send'.


Billabong
International
Limited
ABN 17 084 923 946
04/05
FINAL YEAR RESULTS

THIS IS NOT AN AUDITED DOCUMENT



Address by Derek O'Neill

Billabong's Chief Executive Officer

The 2004-05 financial year was another record period for Billabong International Limited. Net profit after tax lifted 44.1% to $125.4 million, up from $87.0 million in 2003-04 (the prior year). Earnings per share (EPS) was 41.9% higher at 61.0 cents, up from 43.0 cents in the prior year. Both measures exceeded the Company's market guidance.

When compared with the prior year, group sales revenue, as reported in Australian dollars, lifted 25.0% to $843.6 million (up from $674.7 million). EBITDA rose 38.8% to $200.1 million (up from $144.1 million) and global EBITDA margins increased to 23.7% (up from 21.4%). Cashflow from operations increased 74.7% to $116.4 million.

Directors declared a second-half franked dividend of 20.5 cents a share, taking the yearly payout to 38.0 cents fully franked. This represents an increase of 43.4% over the previous year and maintains a 62% payout ratio.

The result was achieved on strong performances in Australia and the United States and continued improvements in Europe. It includes the first full-year contribution from the Honolua Surf Company and a nine-month contribution from Kustom shoes and the associated Palmers Surf accessories business.

On a regional level, sales revenue in the Americas lifted 28.7% in US dollars, or 21.9% in Australian dollars, with a significant margin improvement. Australasian sales lifted 43.1%, with the result buoyed by the exceptionally strong retail environment that characterised the first half in Australia. European revenue lifted 8.0% in Euro terms, or 9.4% in Australian dollars, with sales passing €100 million for the first time.

All brands within the Group recorded strong performances, with the core Billabong brand remaining the mainstay of the business. Element continued to build its market share and further cemented its place as one of the world's best-performing boardsports brands. The Von Zipper brand had good growth, particularly in the US and Australia. Kustom, which was acquired through the year, continued to build on its solid foundations and the Honolua Surf Company wholesale apparel range showed early promise following its launch in the US.

As forecast at the half year, the Australian market retreated from its first-half exceptional highs and returned to more normal levels in the second half. With this in mind, it is worthwhile noting that the Company's global reach and multi-brand strategy allows it to absorb region-specific economic fluctuations and retail cycles and still deliver solid growth. Therefore, the Company, in the absence of any unforeseen exceptional circumstances, remains comfortable with its medium-term goal of the consistent delivery of 15% annual EPS growth.

I'll now hand over to the Company's chief financial officer, Craig White, for a more detailed review of the business performance.

THIS IS NOT AN AUDITED DOCUMENT



AMERICAS

Compared with the prior year, sales revenue increased 28.7% to US$293.9 million (up from US$228.5 million), EBITDA rose 46.9% to US$63.3 million (up from US$43.1 million) and EBITDA margins on sales lifted to a new high of 21.5% (up from 18.8%). In AUD terms, sales revenue in the Americas increased 21.9% to $394.0 million and EBITDA of $84.8 million was 39.2% higher than the prior year.

Strong conditions in the boardsports segment, cutting edge product, supply chain refinement and continued innovative marketing and promotional campaigns have underpinned the strong result. Both men's and girl's categories showed good growth in the US, with key products including t-shirts, fleece, track jackets and denim jeans. Men's boardshorts and girl's swimwear were also popular among youth boardsport-inspired consumers.

While the result includes the first full-year contribution from the acquisition of both Honolua Surf Company and nine months of the Beachworks retail chain, organic growth was also achieved among specialist independent and chain retailers.

Element apparel and hardgoods continued to build on solid foundations and the brand was firmly entrenched as the leader in the skateboard category. Von Zipper continued to capture growing awareness in the US, while Honolua Surf Company achieved its first-year objectives.

Canada performed well with sales increasing more than 30% in local currency, while in Brazil sales were up more than 85% in local currency with further margin improvement.

EUROPE

Compared with the prior year, European sales revenue increased 8.0% to €101.0 million and EBITDA rose 12.8% to €19.1 million. In AUD terms, sales revenue from Europe was $173.9 million, a 9.4% increase, EBITDA showed signs of improvement to increase 14.3% to $32.9 million and EBITDA margins increased to 18.9% from 18.1% in 2003-04.

The Billabong brand performed well, Element achieved excellent growth and Von Zipper maintained steady momentum. Kustom was launched in June and is already receiving good repeat orders, while Honolua has met with a positive response after its recent introduction into the Company's own retail stores.

The Company's best growth markets were Italy and Germany, while Spain remained the largest territory in the region and the UK showed improvement. Key product categories in Europe included girl's knits and swimwear and men's boardshorts, t-shirts and accessories. The expansion of sub-season ranges for pre-Christmas and mid-summer has been well received and is enabling the Company to provide a consistent flow of new product into the retail account network.

While retail trends did not show any significant improvement, Billabong was pleased with its own growth and the confidence that retailers showed in the Company's products. A continued focus on working with the Company's other international design teams has helped lift brand appeal in Europe and the Company goes into the 2005-06 financial year with a good level of confidence.

European general manager Peter Casey will be returning to Australia in January to take up the new position of global operations manager. The new role will see Peter take responsibility for ensuring supply chain efficiency and effectiveness and operational consistency across all regions. Franco Fogliato will be promoted from the position of deputy general manager to European general manager, effective from October 1. Franco joined Billabong in January 2004 as European sales manager. He has more than a decade of experience in the European sportswear sector and, prior to joining Billabong, he was general manager (western Europe) of apparel company The North Face. Joining Franco in Europe will be Francois Carrete, who has more than 15 years experience in the boardsports industry and has been with Billabong USA since its inception as a wholly-owned operation. Prior to joining the US business, where he oversaw Canadian and Central American sales, he spent two years in sales and operations at Billabong Europe.

AUSTRALASIA

Billabong and the Group's other brands maintained their exceptional performance in Australasia, with sales revenue growing 43.1% to $275.7 million from $192.7 million previously. EBITDA of $78.1 million was 51.0% higher than the prior year. Margins also lifted to 28.3%, from 26.9% in the previous year. The strong Australian dollar helped in purchasing and contributed to margin improvement.

The Australasian region, coming off the back of a record first half, continued to perform well in the second half. Retail conditions softened through the year, as expected, and the Company has managed its inventory levels well in the face of an exceptionally mild winter. The Company increased its marketing contributions throughout the second half, in particular with the global expansion of the Kustom brand and the growth of the in-house audio-visual department. Investment in the audio visual area is in response to recently-signed new media partnerships with Vodafone live! and Nickelodeon in Australia and MTV on a global level.

In Australia, three flagship Billabong stores were opened in the first half and one in the second half in partnership with key retailers. The stores, at Torquay, Melbourne, the Gold Coast and Cairns, are performing at budgeted levels.

For Billabong, the leading category in Australasia during the year was girls' accessories, while men's and girls' garments both grew strongly. Element continued to demonstrate its strong consumer appeal, design innovations helped boost Von Zipper's growth, while operational synergies were achieved following the acquisition of the Kustom and Palmers Surf brands.

Revenue from the Company's New Zealand operation grew in excess of 20%, while revenue in Japan was up more than 30%.

OTHER REGIONS

Royalty returns from third-party licensees in smaller regions lifted 60.6%. The Company maintains strong relationships with licensees such as South Africa, Bali, Argentina and others and they have each achieved excellent growth. The Company achieved good growth in the Middle East and is seeking to establish a licensed operation in the region in the next 12 months.



BRANDS

Billabong

The surf-inspired core brand of Billabong maintained its position as one of the world's leading youth lifestyle brands. Billabong showed solid growth in all regions, particularly Australia, and remained the Company's biggest contributor to revenue.

A number of flagship Billabong retail outlets were opened through the year, with the highest profile being in New York's premium retail, tourism and entertainment destination of Times Square. Such stores allow the Company to partner with key retailers to better communicate the brand's core values.

Element

The skateboard-driven Element brand continues to achieve outstanding growth in key international markets, particularly the US. Global sales grew 46% as measured in Australian dollars. Element hardgoods sales are continuing to grow, as is apparel which remains the strongest performing category.

During the period the first Element-branded retail store was opened in New York's Times Square. It opened in May alongside a Billabong-branded retail store and immediately below the high profile MTV Studios. The profile of Element-sponsored athletes remained high, particularly Bam Margera with whom a new long-term partnership was struck.

Planning was also advanced for the launch of Element Shoes, which will be unveiled at the Action Sports Retail trade show in California in September. The footwear line will complement Element's existing hardware, apparel and accessories range. The range will initially be launched in the US market and is expected to be rolled out to select international markets throughout the 2005-06 financial year.

Von Zipper

The Von Zipper eyewear and apparel brand delivered global revenue growth of approximately 30%. The greatest contributions came from the US, where the brand enjoyed a record spring/summer season, and Australia.

Honolua Surf Company

The first shipments of the Honolua Surf Company wholesale range were made in the US prior to the close of the first half of the 2004-05 financial year. The range has met with a positive response and sales are continuing to build. The brand is competing well in coastal US surf shops and will be progressively introduced to other territories in the near future. The first shipments to select Australian retailers are planned for November.

Honolua Surf Company has its own retail network in the US and made its first full-year contribution to the Group. There are currently 32 stores operated by Honolua management. These include both Honolua-branded stores and a chain of stores operated under the Beachworks name. Through the period the number of Beachworks stores grew from six to ten.

Kustom and Palmers Surf

The Kustom and Palmers Surf brands were acquired by Billabong during the 2004-05 financial year. Following the acquisition, a number of new styles of Kustom shoes were developed and a wider range of price-points was established. The brand is progressing well, with both men's and girl's shoes continuing to sell well in Australia and New Zealand.

Kustom is now being rolled out into key international territories. The first deliveries into Europe occurred just prior to the close of the financial year, while the US launch will take place at the Action Sports Retail show in California in September. Kustom shoes were also introduced to the Japanese market in June and are planned to be launched in Brazil during the year. The Palmers Surf brand remained the strongest player in the surf wax business and in Australia the brand is controlled by a new sales division called Network Surf. This division is designed to create a total hardware package for retailers and handles Palmers products and Billabong wetsuits and surfboards.



MARKETING

Billabong negotiated a number of strategic marketing partnerships through the 2004-05 financial year. These include a multi-year partnership with MTV Networks that will see unique content from Billabong-aligned surf, skate and snow initiatives broadcast on the network. A partnership was also struck with Vodafone live! that gives users of the mobile telephone network instant access to Billabong-related news and information.

The new initiatives complement Billabong's existing support of the Association of Surfing Professionals' men's and women's World Championship Tours (WCT) and the international junior surfing circuit, as well as individual support for the sport's leading athletes. Billabong's Andy Irons won his third consecutive world title during the period, with Joel Parkinson 2nd, Luke Egan 5th, Taj Burrow 6th and Mark Occhilupo 12th. Keala Kennelly was 7th in the women's world title, while Billabong surfer Pablo Paulino won the ASP world junior championship and Billabong snowboarder Antti Autti won the world half-pipe title.

Billabong was involved in a number of DVD-related product releases through the year and continues to support the Jack McCoy Surf Film Festival that is touring internationally. The Billabong Pro WCT surfing event at Teahupoo in Tahiti proved very successful and the Solid DVD featuring a huge swell during this period was subsequently distributed on the cover of almost 500,000 youth publications worldwide.

The Company continues to concentrate on innovative and exciting in-store marketing concepts to portray core brand messages.



RETAIL

The importance of retail to the Group is continuing to increase and at June 30 2005 the Company had 64 company-owned and operated stores and 22 licensed stores. The stores operate under four branded concepts – Billabong, Honolua Surf Company, Beachworks and now Element. The Company is building its retail presence and is creating new space for its brands. It is expected this trend, which saw the addition of 15 company-owned stores through the year, will continue as new opportunities arise.

The greatest concentration of company-owned stores was in the US, where 22 retail stores were operated under the Honolua Surf Company name and seven under the Billabong name. Management of Honolua also oversees the operation of 10 company-owned multi-brand stores under the renamed Beachworks banner.

The Company also experienced increased global demand for partner stores on the back of awareness created by the opening of Billabong and Element-branded licensed stores in Times Square, New York.

SUMMARY and OUTLOOK

Billabong International Limited enjoyed a strong growth year and the Company is rapidly approaching the $1 billion sales revenue level. Since the Company publicly listed on the Australian Stock Exchange in August 2000, Billabong International Limited has delivered total shareholder returns of 47.7% per annum. Over the same period, EPS has grown at a compound annual rate of 30.2%.

Overall, the 2004-05 financial year was one in which the Company's established brands maintained strong growth and its emerging brands achieved further market penetration. The Company enjoyed good momentum through to the end of the year and healthy margins, strong sourcing capabilities and an ongoing focus on core brand values will continue to drive performance. The Company's brands are some of the largest and best-positioned in the global boardsports arena and our staff remain proud, passionate and dedicated to the industry. On behalf of the Directors I congratulate the staff worldwide for their contribution to the sustained growth of the Company and to this year's exceptionally strong result.

In looking forward, it needs to be appreciated that Billabong International Limited has enjoyed a year of exceptional growth, thus creating a significantly higher profit base for the current year. Hence, in the absence of any unforeseen exceptional circumstances, the Company is returning to its target of 15% EPS growth for the 2005-06 financial year. The Company also remains opportunistic in relation to future acquisitions and partnerships in both brands and retail. Billabong International Limited continues its objective to deliver shareholders with consistent and long-term growth in shareholder value.



Address by Craig White

Billabong's Chief Financial Officer

Thank you Derek and good morning everyone.

Table 1: Consolidated Results

- The reported NPAT of $125.4m represented an increase of 44.1% over the prior year, which was a strong result. The components of this result include:

  - Sales revenue of $843.6m, excluding third party royalties, represented a 25.0% increase over the prior year ($674.7m). On a 2005 constant currency basis revenue growth was 27.8%.

  - Consolidated gross margins at 51.8% improved again on the prior year (49.0%).

    The gross margin improvement was attributable to three areas:

    - Increased purchasing power due to the higher AUD and Euro against the USD, which contributed over 50% of the total margin improvement.
    - Stronger sales on higher margin product, including accessories.
    - Continued improvements in the supply chain (including lower pricing and logistics costs).

  - Group EBITDA of $200.1m represented a 38.8% increase over the prior year ($144.1m). When viewed in 2005 constant currencies the consolidated EBITDA growth improved further to 41.6%.

  - Group EBITDA margins of 23.7% improved from the prior year's 21.4%.

  - 2nd half EBITDA growth of 15.7% was subdued when compared to 1st half (66.8%), particularly in the Australasian region, due principally to:

    - Investment in the global launch of the Kustom brand; and
    - Additional global advertising and promotion spend that more appropriately rests with the Australian legal entity trademark owners (re-charged back to the Australian brand owners benefiting the European and Americas regions).

- Return on average equity increased to 20.5% representing a 31.4% increase over the prior year.

- Earnings per share was 61.0 cents, a strong increase of 41.9% on the prior year, consistent with NPAT growth.

Table 2: Depreciation, Amortisation, Interest Expense and Taxation

- Depreciation and amortisation increased by 10.8% to $12.3m, and was in line with capital expenditure for the period (excluding the acquisitions of the Kustom / Palmers, and Beach Access businesses).

- Net interest expense decreased 17.3% to $4.3m.

- Income tax expense of $58.0m represents an effective rate of 31.6% which is slightly lower than the prior year's effective rate of 31.9%.

Table 3: Statement of Financial Position

- Working capital (including factored receivables) at $183.5m increased 8.6%, which was well below the sales revenue growth rate (25.0%) achieved for the period.

- The doubtful debts provision at $9.8m remains conservative in accordance with the company's general reserve requirements.

- Net debt levels ($64.8m) have reduced 31.9% from prior year. Consequently the net debt/equity ratio of 10.1% is also lower than June 04 (16.4%).

- Interest cover has increased to a strong 43.8 times.

Table 4: Cashflow Statement

- Cashflow from operations of $116.4m represents a 74.7% increase on the twelve months to June 04 driven by revenue growth.

I'll now hand back over to Derek for some further comments.



The following tables should be read in conjunction with the Address by Billabong's Chief Executive Officer and Address by Billabong's Chief Financial Officer as set out in the Full Year Results Summary.

CONSOLIDATED RESULTS

Table: 1
Consolidated Results

	2005 $m	2004 $m	2005 Change %
Results in Constant Currency			
• Sales Revenue* [1]	843.6	659.9	27.8
• EBITDA* [2]	200.1	141.3	41.6

* 2004 results have been adjusted assuming local currencies were translated at the same rates as for 2005

[1] Excluding third party royalties.

[2] Segment EBITDA excludes inter-company royalties and sourcing fees.

	2005 $m	2004 $m	2005 Change %
Results as Reported			
• Sales Revenue	843.6	674.7	25.0
• EBITDA	200.1	144.1	38.8
• EBITDA Margin	23.7%	21.4%	
• NPAT	125.4	87.0	44.1
• Return on Equity	20.5%	15.6%	31.4
• Earnings per Share	61.0	43.0	41.9

1

THIS IS NOT AN AUDITED DOCUMENT



Table 2:
Depreciation, Amortisation, Interest Expense and Taxation

	2005 $m	2004 $m	2005 Change %
Depreciation	9.0	8.2	9.8
Amortisation	3.3	2.9	13.8
Net Interest Expense	4.3	5.2	(17.3)
Tax Expense	58.0	40.8	42.2

THIS IS NOT AN AUDITED DOCUMENT



Table 3:
Statement of Financial Position

	2005 $m	2004 $m	2005 Change %
Working Capital			
Trade Debtors (inc factored receivables)	174.9	169.3	
Inventory	111.8	103.5	
Creditors	(103.2)	(103.9)	
	183.5	168.9	8.6
Gearing Levels			
• Borrowings (net)	64.8	95.1	
• Net Debt/Equity Ratio	10.1%	16.4%	
• Interest Cover	43.8 times	25.5 times	

THIS IS NOT AN AUDITED DOCUMENT



Table 4:
Cashflow Statement

	2005 $m	2004 $m	2005 Change %
Reported Cashflow from Operating Activities	116.4	66.6	74.7
Proceeds and Payments for Plant and Equipment	(15.4)	(13.6)	
Payments for Intangibles (incl. Kustom / Palmers and Beach Access acquisitions)	(21.9)	(10.7)	
Reported Cashflow from Investing Activities	(37.3)	(24.3)	
Proceeds from Issues of Shares and other Equity Securities	11.4	8.0	
Proceeds and Repayment of Borrowings	(27.6)	24.4	
Dividends Paid	(64.9)	(50.6)	
Reported Cashflow from Financing Activities	(81.1)	(18.2)	
Net Movement in Cash Held	(2.0)	24.1	



SEGMENT & BRAND RESULTS

American Segment

	2005 $m	2004 $m	2005 Change %
Results in USD			
• Sales Revenue	293.9	228.5	28.7
• EBITDA	63.3	43.1	46.9
Results as Reported (in AUD)			
• Sales Revenue	394.0	323.1	21.9
• EBITDA	84.8	60.9	39.2
• EBITDA Margin	21.5%	18.8%	

European Segment

	2005 $m	2004 $m	2005 Change %
Results in Euro			
• Sales Revenue	101.0	93.5	8.0
• EBITDA	19.1	17.0	12.8
Results as Reported (in AUD)			
• Sales Revenue	173.9	158.9	9.4
• EBITDA	32.9	28.8	14.3
• EBITDA Margin	18.9%	18.1%	



Australasian Segment

	2005 $m	2004 $m	2005 Change %
Results as Reported			
• Sales Revenue	275.7	192.7	43.1
• EBITDA	78.1	51.8	51.0
• EBITDA Margin	28.3%	26.9%	



EMERGING BRANDS

Element Brand

- Strong revenue growth in excess of 45% for the period in reported currencies.
- EBITDA margins remain comparable to the Billabong brand.

8

Von Zipper Brand

- Revenue growth of approx 30% in reported currencies continues the brand momentum.
- EBITDA margin in the high-teens continues to grow.

9

Kustom / Palmers Brand

- Acquisition successfully completed during year.
- Nine months contribution to revenues.
- Kustom being rolled out into key international territories.

10



2005 FX Impacts

- The current policy of hedging purchases, but not profit translation, remains unchanged.
- The short term impact of currency movements on the 2005 full year result (profit translation) is as follows:

1 cent increase in the average full year rate for the AUD against the

USD = decrease NPAT by 0.6%
EURO = decrease NPAT by 0.3%

--000--

THIS IS NOT AN AUDITED DOCUMENT



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	109,179
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	76,515 @ $4.90 per share 32,664 @ $8.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 August, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,617,226	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	321,494	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		35,336	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		344,341	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		21,690	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		45,094	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 31 August 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.



7 September 2005

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Billabong International Limited

ANZ gives this notice of initial substantial holding in respect of Billabong International Limited.

Yours faithfully

John Priestley

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Billabong International Limited (the "Entity")
ACN/ARSN	084 923 946

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 7 pages annexed to this notice and marked "A".

1. Details of substantial holder[1]

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 02/09/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities [4]	Number of securities	Persons' votes [5]	Voting power [6]
Ordinary Fully Paid Shares	10,345,525	10,345,525	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest [7]	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of INGA or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	10,237,487 Ordinary Fully Paid Shares
ANZ Executors & Trustee Company Limited (**'ANZET'**)	Registered Holder	108,038 Ordinary Fully Paid Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Nominees Limited	ING Life Limited	5,008,117 Ordinary Fully Paid Shares
		ANZ Managed Investments Limited	1,532,585 Ordinary Fully Paid Shares
		ANZ Life Assurance Company Limited	199,215 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	797,647 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	2,348,308 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments - Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments - Australian Share Fund	105,448 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	246,167 Ordinary Fully Paid Shares
	ANZET	As trustee for Various Estates, Private Clients and Common Funds	103,155 Ordinary Fully Paid Shares
		As Sole Trustee for ANZ CTA Investments	4,883 Ordinary Fully Paid Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	06/05/05	Not applicable	Not applicable	320,820 Ordinary Fully Paid Shares
	11/05/05	Not applicable	Not applicable	76,500 Ordinary Fully Paid Shares
	31/05/05	Not applicable	Not applicable	3,300 Ordinary Fully Paid Shares
	14/07/05	Not applicable	Not applicable	38,100 Ordinary Fully Paid Shares
	21/07/05	Not applicable	Not applicable	30,000 Ordinary Fully Paid Shares
	08/08/05	Not applicable	Not applicable	45,537 Ordinary Fully Paid Shares
	09/08/05	Not applicable	Not applicable	48,551 Ordinary Fully Paid Shares
	11/08/05	Not applicable	Not applicable	19,343 Ordinary Fully Paid Shares
	12/08/05	Not applicable	Not applicable	146,491 Ordinary Fully Paid Shares
	19/08/05	Not applicable	Not applicable	55,000 Ordinary Fully Paid Shares
	26/08/05	Not applicable	Not applicable	11,000 Ordinary Fully Paid Shares
	29/08/05	Not applicable	Not applicable	4,000 Ordinary Fully Paid Shares
	01/09/05	Not applicable	Not applicable	15,749 Ordinary Fully Paid Shares
	02/09/05	Not applicable	Not applicable	177,033 Ordinary Fully Paid Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

print name John Priestley   Capacity Secretary

Sign here   Date 7 September 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A"

This is the Annexure of 7 pages marked "A" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 7 September 2005

....

John Priestley - Secretary

Australia and New Zealand Banking Group Limited

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/05/54
Australia	Alliance Holdings Limited		1	9/08/56
American Samoa	Amerika Samoa Bank Inc.		21	26/05/78
Australia	ANZcover Insurance Pty Ltd		1	24/04/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/04/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/07/94
USA, New York	ANZ BGH LLC		30	25/05/04
Australia	ANZ Capel Court Limited		1	22/04/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (87.5% owned by ANZ Capel Court Limited - 12.5% owned by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/01/85
Australia	ANZ Capital Funding Pty Ltd		1	11/08/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/09/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (98 % owned by ANZ - 2% owned by ANZ Funds Pty Ltd)		30	19/11/04
Australia	ANZ Commodity Trading Pty Ltd		1	3/05/01
Australia	ANZ Custodians Pty Ltd		1	9/05/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/08/83
Australia	ANZ Executors & Trustee Company Limited		1	17/03/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/05/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/05/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04
Australia	ANZ Financial Products Pty Ltd		1	5/07/94
Australia	ANZ Funds Pty. Ltd.		1	13/03/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/04/87
England	ANZ Jackson Funding plc (1 Share held by ANZ)		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/03/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/02/88
New Zealand	Arawata Investments Limited		36	17/07/64

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Arawata Finance Limited		36	10/06/81
New Zealand	Amberley Investments Limited	50%	36	10/03/03
New Zealand	Burnley Investments Limited		36	27/06/02
New Zealand	Whitelaw Investments		32	26/06/02
New Zealand	Cortland Finance Limited		36	24/08/00
Cayman Islands	Gold Liquid Investments Limited		9	17/08/00
New Zealand	Culver Finance Limited		36	26/04/01
United States	ThreeStarz Corporation	65%	24	3/08/01
New Zealand	Sefton Finance Limited		36	7/02/03
New Zealand	Arawata Holdings Limited		36	2/08/85
New Zealand	Harcourt Corporation Limited		36	27/06/85
New Zealand	Airlie Investments Limited		36	15/05/02
New Zealand	Nerine Finance No 2	65%	2	14/06/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Goblin Productions Limited		36	27/06/01
New Zealand	Harcourt Investments Limited		36	24/07/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/02/73
New Zealand	Arawata Securities Limited		36	13/08/85
New Zealand	Arawata Assets Limited		36	4/05/90
New Zealand	Bage Investments Limited		36	2/11/87
New Zealand	Countrywide Endeavour Building Society		36	22/11/77
New Zealand	Countrywide Funds Management Limited		36	11/12/87
New Zealand	Endeavour Equities Limited		36	8/12/00
New Zealand	Endeavour Finance Limited		36	24/09/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	5	9/11/01
New Zealand	Tui Endeavour Limited		36	10/07/92
New Zealand	Endeavour Securities Limited		36	24/09/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/09/48
New Zealand	Alos Holdings Limited		36	12/06/87
New Zealand	NBNZ Finance Limited		36	15/06/87
New Zealand	Nationwide Home Loans Limited		36	29/11/95
New Zealand	Nationwide Mortgage Brokers Limited		36	20/08/98
New Zealand	NBNZ Holdings Limited		36	7/03/89
New Zealand	Abbey Life Limited		36	27/06/68
New Zealand	BHI Investments Limited		36	13/09/85
British Virgin Is	CBC Finance Limited		33	31/08/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
Australia	NBNZ Holdings (Australia) Pty Limited		34	14/11/94
New Zealand	NBNZ Investment Services Limited		36	21/04/04
New Zealand	NBNZ Life Insurance Limited		36	26/05/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	Philodendron Investments Limited		36	21/06/76
New Zealand	Salient Holdings		36	17/03/99
New Zealand	Salient Holdings No. 2		36	25/06/99

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	South Pacific Merchant Finance Limited		36	14/07/72
New Zealand	Argitis Holdings Limited		36	20/04/88
New Zealand	Moginie Holdings Limited		36	11/09/80
New Zealand	Repton Group Limited		36	14/04/94
New Zealand	Eventide Holdings Limited		36	14/04/94
New Zealand	Ship Finance Limited		36	21/12/84
New Zealand	Southpac Corporation Limited		36	14/03/72
New Zealand	Control Nominees Limited		36	30/07/83
New Zealand	Southpac Securities Limited		36	27/07/73
New Zealand	Southpac Trusts Limited		36	26/07/82
New Zealand	Trillium Holdings Limited		36	17/03/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/04/38
New Zealand	Truck Leasing Limited		36	14/02/90
New Zealand	VPM Investments Limited		36	18/12/92
New Zealand	Eftpos New Zealand Limited		36	8/06/94
Australia	EFT-POS Australia Pty Ltd		1	17/11/95
New Zealand	Samson Funding Limited		36	4/11/03
Pakistan	ANZ Capital Pakistan (Pvt) Limited *(in Liquidation)* (95% owned by ANZ Funds Pty Ltd – 5% owned by ANZ)		26	1/11/01
India	ANZ Capital Pvt. Limited	97.96%	27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited (1 Share held by Wilgrist Nominees Limited)		16	10/10/72
Hong Kong	ANZ Asia Limited (1 share held by each of Wilgrist Nominees Limited & Wilvestor Ltd)		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/09/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (50% owned by each of ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/02/87
Singapore	ANZCOVER Pte. Ltd.		15	9/05/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/07/00
Singapore	Torridon Pte Ltd		14	5/08/97
India	ANZ Information Technology Pvt Limited		8	7/06/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/09/98
Kiribati	Bank of Kiribati Ltd (remainder held by Republic of Kiribati)	75%	23	30/08/84
Australia	Binnstone Traders Pty Limited		1	29/04/69
Australia	Deori Pty Ltd		1	13/04/99
England	Jackson Funding Limited		13	5/11/04
Australia	LFD Limited (74.94 % owned by ANZ Funds - 25.06% owned by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/04/37
England	Minerva Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	5/04/83

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	ANZEF Limited (1 share owned by Brandts Nominees Limited*)		13	1/01/34
England	ANZEF Leasing No. 1 Limited		13	17/08/89
England	ANZEF Leasing No. 2 Limited (0.01% owned each by Brandts Nominees Limited & Minerva Holdings Limited*) (0.39% owned by Citybank International PLC, 0.61% owned by Schroder Investments Co Ltd)	99%	13	18/01/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Emerging Markets Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share owned by Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share owned by Brandts Nominees Limited*)		13	11/04/83
England	ANZ Leasing (No. 2) Ltd (0.01% owned by Gareth Campbell*)		13	19/06/73
USA, New York	ANZ Securities Inc.		12	7/04/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (50% owned by each of Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/03/52
England	Brandts Nominees Limited (90% owned by Minerva Holdings Limited - 10% owned by Gareth Campbell*)	90%	13	22/02/34
Guernsey	Minerva Fund Management (Guernsey) Limited (.01% owned by Brandts Nominees Limited*)		25	21/07/00
England	Minerva Nominees Limited (66.67 % owned by Minerva Holdings Limited - 33.33% owned by Brandts Nominees Limited*)		13	20/05/38
England	Minerva Nominees (No.2) Limited (99% owned by Minerva Holdings Limited - 1% owned by Brandts Nominees Limited*)		13	18/07/67
Cayman Islands	Nichelle Limited		9	26/03/04
New Zealand	Norway Funds Limited		36	24/11/03
Australia	Town & Country Land Holdings Pty Ltd		1	30/09/91
Australia	Votraint No. 1103 Pty Limited		1	8/05/98
Australia	ANZ General Partner Pty Ltd		1	21/09/01
Australia	ANZ Holdings Pty Ltd		1	14/07/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/06/85
Australia	530 Collins Street Property Trust		1	
Australia	ANZ Investments Pty Ltd		1	14/07/77
Jersey	ANZ Jersey Limited (50% owned by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/04/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/01/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/02/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/02/59
USA, New York	ANZ Limited Partnership (98.9% owned by ANZ – 1.09% owned by ANZ Realty Holdings (USA) Inc)		12	21/03/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/07/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/09/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/09/81
England	ANZ Pensions (UK) Limited (1 share owned by Brandts Nominees Limited*)		13	25/07/77
Australia	ANZ Properties (Australia) Pty Ltd		1	14/03/68
Australia	Weelya Pty. Ltd.		1	20/05/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/07/91
Australia	ANZ Rewards Pty Ltd		1	21/05/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/05/98
Australia	ANZ Rural Products Pty Ltd		1	8/06/01
Australia	ANZ Securities (Holdings) Limited		1	6/05/70
Australia	ANZ Futures Pty Ltd		1	15/08/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
Australia	Cleveland Bay Water Pty Limited		1	22/08/05
New Zealand	ANZ Securities (New Zealand) Limited		36	19/03/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/09/90
USA, New York	ANZ Securities (USA) Inc		12	16/09/87
Australia	ANZ Securities Limited		1	20/06/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/01/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/01/80
Australia	ANZ Underwriting Limited		1	28/06/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/02/01
Australia	Tradecentrix Pty Limited		1	18/01/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/05/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/04/88
Australia	Azuria Australia Pty Ltd	99.99%	1	17/09/03
Australia	Bellinz Pty Ltd		1	29/04/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/07/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/06/97
Australia	Crebb No 6 Pty Ltd (50% owned by each of Analed Pty Ltd & ANZ National Bank Limited)		1	15/06/01
Australia	Ecomel Pty. Limited		1	3/02/87
Australia	Elgeba Pty. Limited		1	3/02/87

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	E S & A Holdings Pty Ltd		1	14/07/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/08/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/06/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/09/83
Australia	Asset Rentals Pty Ltd		1	29/04/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/02/87
Australia	Claric 246 Pty Ltd		1	13/06/90
Australia	P L Lease Management Pty Ltd		1	3/05/91
Australia	Loan Service Centre Pty Limited		1	18/06/90
Australia	Mercantile Credits Pty Ltd		1	11/07/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/07/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/09/83
Australia	Tovepool Pty Ltd	50%	1	28/08/89
Australia	FCA Finance Pty. Limited		1	29/04/58
Australia	Analed Pty. Ltd.		1	26/06/73
Australia	G-BNWF Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/05/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/05/00
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1	2/08/88
Australia	JIKK Pty Ltd		1	8/05/98
New Zealand	NBNZ Holdings Limited		31	7/03/89
Australia	NMRB Finance Limited *(In Liquidation)*		-	23/08/74
Australia	NMRB Pty Ltd		1	14/02/86
Australia	NMRSB Pty Ltd		1	21/04/90
Indonesia	PT ANZ Panin Bank	85%	20	5/09/90
Fiji	Quest Limited (50% owned by each of ANZ & ANZ Funds Pty Ltd)		29	9/01/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*		-	24/05/51
England	The London Bank of Australia *(In Liquidation)*		-	1893
England	The Union Bank of Australia Limited *(In Liquidation)*		-	1880
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd	99.99%	1	17/09/03

*** Held as bare nominee - no beneficial ownership**

 # Deemed controlled by Endeavour Finance Limited due control of voting

Annexure "A"

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000
2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand
3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4 6th Floor, Royal Group Building, 246 Preah Monivong Blvd, Phnom Penh, Cambodia
5 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand
6 Beach Road, Apia, Samoa
7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu
8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052
9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands
10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
13 Minerva House, Montague Close, London, SE1 9DH England
14 Raffles Place, #09-01 Ocean Towers, Singapore 048620
15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616
16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong
17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601
18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
20 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa
22 Groeselaan 18, 3521 CB Utrecht, Netherlands
23 Bairiki, Tarawa, Republic of Kiribati
24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA
25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands
26 Progressive Plaza, Room No. 601-603 Beaumont Road Karachi, Pakistan
27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02
28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman
29 C/o KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI
30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711
31 Level 12, National Bank House, 170 – 186 Featherston Street, Wellington, New Zealand
32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand
33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands
34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia
35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
36 Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand.

This is the Annexure of 18 pages marked "B" referred to in the form 603
Notice of initial substantial holder

Signed by me and dated 7 September 2005
John William Priestley – Secretary
Australia and New Zealand Banking Group Limited

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002
Ref: JFS:THC:12862952

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 665 648 ("SaleCo") in consideration of the Company agreeing to issue 6 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and Interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 6 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 *fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 448* ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	*Signature of director/secretary*
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/~~secretary~~
David B Valentine	Stephen Green
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Noelle Wooden
	Name
Name	Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 2

(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd

ACN 098 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 96793111

30 April 2002

Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 269 ("SaleCo") in consideration of the Company agreeing to issue 18,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and Interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 **Counterparts**

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 **Amendments**

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 **Merger**

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 **Assignments**

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 **Consents**

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 **Waiver**

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 **No representation or reliance**

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 **Frustrated Contracts Act**

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 **Specific performance and injunctive relief**

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 **Contra proferentum**

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 **GST**

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 392 269 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]	[signature]
Signature of director	Signature of director/~~secretary~~
David B Valentine	Stephen Green
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	[signature]
	Signature of attorney
[signature]	Narelle Wooden
Signature of witness	Name
Michael Harris	
Name	Date of power of attorney

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 3
(ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 96793111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,130 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,950,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

10

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,81[illegible] fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Name

Signature of director/secretary

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Name

Signature of attorney

Name

Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

David B Valentine

Name

Signature of director/~~secretary~~

Stephen Green

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Name

Signature of attorney

Narelle Wooden

Name

Date of power of attorney



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	234,464
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	197,632 @ $4.90 per share 34,999 @ $8.10 per share 1,833 @ $9.39 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 September, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,851,690	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	123,862	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		33,503	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		309,342	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		21,690	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		45,094	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		43,909	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) * Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Craig White (Company Secretary) Date: 16 September 2005

Print name: Craig White

== == == == ==

+ See chapter 19 for defined terms.

SHAREHOLDER INFORMATION

SHARE REGISTRY | ANNUAL REPORT | UNCERTIFIED REGISTER
DUPLICATE ACCOUNTS | TAX FILE NUMBERS (TFN) | 2005 ANNUAL GENERAL MEETING

The shares of Billabong International Limited are listed on the Australian Stock Exchange Limited under ticker code BBG.

Concise Annual Repor

Explanatory Memorandum



Major Provisions - 2005/06 Awards



Proposed Constitution



Plan Rules



Trust Deed - Australia



Trust Deed - International



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SHARE REGISTRY

The Company's Share Register is maintained by Computershare Investor Services Pty Limited. Shareholders can obtain information about their shareholding or initiate changes to their security holding by visiting www.computershare.com.

Alternatively, shareholders can contact the registry directly as follows:

Computershare Investor Services Pty Limited
Level 27 Central Plaza One
345 Queen Street
BRISBANE QLD 4000
AUSTRALIA

Tel: +1300 552 270
Fax: +61 7 3229 9860
Email: brisbane.services@computershare.com.au

Enquiries relating to Shareholding, Dividends and Tax File Number notification should be directed to the Company's share registry as show above. Issuer Sponsored Shareholders should notify a change of address to the share registry in writing. Broker sponsored shareholders should notify a change of address to their sponsoring broker.

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ANNUAL REPORT

All Shareholders will receive a copy of the concise Annual Report. Shareholders can nominate not to receive an Annual Report by writing to Computershare Investor Services Pty Ltd.

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UNCERTIFICATED REGISTER

The Company's uncertificated Issuer Sponsored share register is maintained by Computershare Investor Services Pty Limited (Share Registry). Shareholders who do not have an agreement with their broker sponsor through the Clearing House Electronic Subregister System (CHESS) will be on this issuer sponsored subregister. They will receive a statement from the Share Registry at the end of each month in which

they deal in Billabong shares. If you are sponsored by a third party such as a broker or institution through CHESS, and you decide that you would like your shareholding to be issuer sponsored, you will need to notify your present sponsor who will arrange for the conversion of your holding. The primary benefit of issuer sponsorship, over sponsorship through CHESS, is that holders do not have to enter into a formal sponsorship agreement.

If you choose to convert your holding to an issuer sponsored form, your initial holding statement will contain your Securityholder Reference Number (SRN). This number would replace your current Holder Identification Number (HIN). If you have any queries about issuer sponsorship, please contact either the Share Registry or the Company Secretary on +61 7 55 899899.

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DUPLICATE ACCOUNTS

If you have two or more Securityholder Reference Numbers (SRN) and/or Holder Identification Numbers (HIN) then you may have an unnecessary duplication of accounts. HIN's are issued to holders who are sponsored through CHESS. The duplication of accounts impacts all shareholders by increasing maintenance and administrative costs. It may also mean that you receive duplicate dividend records and annual reports. When our Share Registry locates duplicate accounts, they will contact the shareholder to determine if the accounts can be amalgamated. Unfortunately, some of the duplication goes across register modes.

For example, you may hold one account sponsored by a stockbroker (with a HIN) and a second account is issuer sponsored (with a SRN). Shareholders with duplicate accounts should contact the Share Registry who will take you through the steps to amalgamate the accounts.

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TAX FILE NUMBERS (TFN)

BBG is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to BBG. If you wish to provide your TFN, please contact the Share Registry.

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NOTICE OF ANNUAL GENERAL MEETING 2005

The Billabong International Limited Annual General Meeting will be held at the Sofitel Hotel, 81 Surf Parade, Broadbeach, Queensland at 10.0AM on Friday 21 October 2005.

The Notice of Meeting is available in PDF format. To access it,

please click on the icon on the right.

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EXPLANATORY MEMORANDUM

The Explanatory Memorandum which accompanied the Notice of Meeting is available in PDF format. To access it, please click on the icon on the right.

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MAJOR PROVISIONS - EXECUTIVE PERFORMANCE SHARE PLAN - 2005/06 AWARD

Details of the major provisions of the Executive Performance Share Plan for the 2005/06 awards is available in PDF format. To access it, please click on the icon on the right.

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CONSTITUTION

The proposed new Constitution, as detailed in the Notice of Meeting and Explanatory Memorandum, is available in PDF format. To access it, please click on the icon on the right.

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THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN - PLAN RULES

The Billabong Executive Performance Share Plan – Plan Rules is available in PDF format. To access it, please click on the icon on the right.

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THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN - TRUST DEED - AUSTRALIA

The Billabong Executive Performance Share Plan – Trust Deed - Australia is available in PDF format. To access it, please click on the icon on the right.

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THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN - TRUST DEED - INTERNATIONAL

The Billabong Executive Performance Share Plan – Trust Deed - International is available in PDF format. To access it, please click on the icon on the right.

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04/05

CONCISE ANNUAL REPORT

BILLABONG INTERNATIONAL LIMITED
ABN 17 084 923 946



AndyIrons




JoelParkinson

CONTENTS



"Billabong maintained its position as one of the world's leading brands across the boardsports channel."

ShaneDorian

INTRODUCTION

This Concise Annual Report has been derived from the Full Financial Report for the year ended 30 June 2005. The Full Financial Report and Independent Auditors' Report will be sent to shareholders upon request, free of charge. Shareholders should contact the Share Registry on telephone number 1300 552 270, by fax on (+61 7) 3229 9860 or by email on brisbane.services@computershare.com.au to request a copy. Both the Concise Annual Report and the Full Financial Report can be accessed on the internet at Billabong's corporate website, www.billabongcorporate.com.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Billabong International Limited and its controlled entities as the Full Financial Report.

Billabong International Limited (the Company) is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place,
Burleigh Heads Qld 4220.

Through the use of the internet, Billabong International Limited has ensured that corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial statements and other information are available on the corporate website: www.billabongcorporate.com.

For enquiries in relation to our reporting please call (+61 7) 5589 9899 or e-mail secretary@billabong.com.au.

The Annual General Meeting of Billabong International Limited will be held in the Grand Ballroom of the Sofitel Gold Coast Hotel, 81 Surf Parade, Broadbeach, Qld on Friday 21 October 2005 commencing at 10.00am. A formal Notice of Meeting and Proxy Form are enclosed with this report.

ABOUT BILLABONG AND ITS OBJECTIVES

Billabong International Limited's core business is the marketing, distribution, wholesaling and retailing of apparel, accessories and eyewear under the Billabong, Element, Von Zipper, Honolua Surf Company, Kustom and Palmers Surf brands.

The Company's values remain consistent with the foundation objectives and the proven success factors of the past 32 years. The priorities are brand protection and enhancement, the manufacture of design-relevant and functional products, marketing in the core boardsports channels and ongoing customer service and relationships.

Billabong International's products are licensed and distributed in excess of 100 countries. The majority of revenue is generated through wholly-owned operations in Australia, North America, Europe, Japan, New Zealand and Brazil.

The Company's brands are marketed and promoted internationally through association with high profile athletes, junior athletes and events. Products are distributed through specialised boardsports retailers and through the Company's own branded retail outlets. Billabong International retains young, regionalised and vibrant product development teams for each of its brands.

The Company continues to achieve outstanding results that demonstrate the importance of adherence to its core values. The Company continues to seek opportunities to grow revenues which provides value to shareholders.


ChadBartie


"The Company continues to achieve outstanding results that demonstrate the importance of adherence to its core values."

CHAIRMAN'S REVIEW
AND PERFORMANCE HIGHLIGHTS

Since assuming chairmanship of Billabong International Limited in January 2005 I have developed a heightened appreciation and respect for the Company's past and hold greater anticipation for its future. Billabong is a company that is global in its reach, dynamic in its product development and a standout in its adherence to core brand values and the resultant support of the surf, skate and snow industries. The core Billabong brand has become one of the world's iconic brands and the Company's emerging brands are building their own niche identities within the youth-inspired boardsports sector.

The net result of building on this core brand heritage is the evolution of a well managed, progressive and internationally identifiable company. Since its public listing on the Australian Stock Exchange in August 2000, Billabong International has delivered total shareholder returns of 47.7% per annum. Over the same period, EPS has grown at a compound annual rate of 30.2%. Staff and management can be justifiably proud of such an outstanding achievement.

The 2004-05 financial year was a particularly strong period for Billabong International and has set a significantly higher benchmark from which future performance will be judged. That said, the Company has entered the 2005-06 year in very good shape and thus the prospects for future growth remain positive. Management and staff, whom I wholeheartedly congratulate for their performance in the 2004-05 year, remain motivated and confident in their ability to maintain Billabong International's place as a consistent, long-term performer.

Finally, I wish to thank the former Chairman, Gary Pemberton, for his outstanding leadership since the Initial Public Offering in August 2000. During this period the shareholder value creation has been truly remarkable. The Board welcomes his ongoing counsel and continued support as a Director and major shareholder of Billabong International. The transition has been smooth and I look forward to the challenges ahead.

Ted Kunkel

Chairman

THE 2005 FINANCIAL YEAR PROVIDED NUMEROUS HIGHLIGHTS TO THE COMPANY - BOTH IN BRANDING AND FINANCIAL TERMS.

These highlights included:

- Increase in net profit after tax of 44.1% to $125.4 million.
- Sales up 25.0% to $843.6 million.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) up 38.8% to $200.1 million.
- Earnings per share (EPS) up 41.9% to 61.0 cents per share.
- Full-year dividend 38.0¢ per share (up from 26.5¢ per share last year).
- Revenue growth of 28.7% in the Americas region in local currency.
- Revenue growth of 8.0% in the European region in local currency.
- Revenue growth of 43.1% in the Australasian region.
- Billabong continues to be a truly international Australian company with in excess of 72% of revenue generated offshore.

RESULTS FOR THE 2005 FINANCIAL YEAR WERE STRONG FOR BILLABONG.

These results included:

	2005	2004	% Increase
SALES	$843.6 million	$674.7 million	25.0%
EBITDA	$200.1 million	$144.1 million	38.8%
NET PROFIT AFTER TAX	$125.4 million	$87.0 million	44.1%
EBITDA MARGIN	23.7% of sales	21.4% of sales	11.0%
BASIC EARNINGS PER SHARE	61.0 cents	43.0 cents	41.9%
FINAL FULLY FRANKED DIVIDEND	20.5 cents/share	14.0 cents/share	46.4%
FULL YEAR DIVIDEND	38.0 cents/share	26.5 cents/share	43.4%
RETURN ON EQUITY	20.5%	15.6%	31.4%









TajBurrow

Billabong enjoyed a very strong year and it was particularly pleasing that while the Company continued to grow at such levels the core values on which the brands have been built were maintained. It was encouraging to see the Australian business grow at such healthy levels considering the Company already had very strong penetration in this market. Excellent results were also achieved in various international markets, demonstrating the success of the company's multi-brand, multi-region strategy.

It is a formula that has served the Company well. Indeed, since listing in August 2000 each reporting period has been a record for the Company in terms of key indicators such as net profit, EBITDA and earnings per share. Billabong remains the Company's core brand, but excellent growth continues to be derived from Element, Von Zipper, Honolua Surf Company and Kustom and its associated Palmers Surf.

All brands and all regions contributed to the strong result for the 2004-05 financial year. Net profit after tax grew 44.1% to $125.4 million and sales lifted 25.0% to $843.6 million, bringing the prospect of $1 billion in annual sales revenue ever closer.

Excellent growth was recorded in the key markets of the Americas, where sales revenue lifted 28.7% in US dollars, and Australasia, where revenue grew 43.1% following an exceptionally strong first half in Australia. Europe showed good improvement and sales revenue passed €100 million for the first time. Smaller territories also had strong growth, with sales revenue in Brazil up in excess of 85%, Japan and Canada up in excess of 30% and New Zealand up more than 20%.

At a marketing level, the Company continues to take pride in having the strongest team of athletes in world surfing, with the key highlight being Andy Irons capturing his third World Championship Tour surfing title. The Company also signed strategic partnerships with MTV and Vodafone live!

Billabong International opened a further 15 company-owned and operated stores in the 2004-05 financial year to take its global total to 64, in addition to 22 licensed stores. Retail is increasing in importance to the group, with stores now operated under the Billabong, Element, Honolua Surf Company and Beachworks names.

Overall, it was an excellent year for the Company and I thank all staff globally for their continued commitment to the business and its brands. The Company ended the 2004-05 financial year with good momentum which continues that historical trend of strong growth.



Derek O'Neill
Chief Executive Officer

SALES BY REGION

$ MILLIONS

EUROPE
AMERICAS
AUSTRALASIA


EBITDA BY REGION
$ MILLIONS
INTERNATIONAL
EUROPE
AMERICAS
AUSTRALASIA
JUN 01
JUN 02
JUN 03
JUN 04
JUN 05


BILLABONG
CONSOLIDATED NPAT
$ MILLIONS
JUN 01
JUN 02
JUN 03
JUN 04
JUN 05


Since listing as a public company
in August 2000, Billabong International
has delivered outstanding results
and strong growth in profits.
GeorgeNewsholme

CONSOLIDATED RESULTS

The consolidated net profit after tax of $125.4 million represented an increase of 44.1% and continued Billabong's history of delivering strong growth at good margins. Consolidated sales revenue of $843.6 million represented an increase of 25.0%. Consolidated gross margins at 51.8% were higher than the prior year at 49.0%.

The consolidated gross margin improvement was attributable to three areas:

- Increased purchasing power due to the higher AUD and Euro against the USD, which contributed over 50% of the total margin improvement.
- Stronger sales on higher margin product, including accessories.
- Continued improvements in the supply chain.

SALES REVENUE

	2005 Million	2004 Million	% Increase
Australasia	$275.7	$192.7	43.1%
Americas	$394.0	$323.1	21.9%
Europe	$173.9	$158.9	9.4%
Total	$843.6	$674.7	25.0%

Earnings before interest, tax, depreciation and amortisation (EBITDA) of $200.1 million represented an increase of 38.8% over the prior year. Both the American and Australian segments were highlights with EBITDA growth in constant currency of 46.9% and 51.0% respectively. The consolidated EBITDA margin increased to 23.7% from 21.4% in 2004.

EBITDA

	2005 Million	2004 Million	% Increase
Australasia	$78.1	$51.8	51.0%
Americas	$84.8	$60.9	39.2%
Europe	$32.9	$28.8	14.3%
Third Party Royalties	$4.2	$2.6	60.6%
Total	$200.1	$144.1	38.8%

Third Party Royalties of $4.2 million comprises royalties from licensees, with the 60.6% increase over 2004 reflecting strong performances in South Africa and Bali and good growth in Israel, Argentina, Singapore and Venezuela.

The Group's return on equity increased to 20.5% from 15.6% representing a 31.4% increase for the year, and was delivered on a debt to equity ratio of 10.1%. Earnings per share was 61.0 cents, a strong increase of 41.9% on the prior year.

Net interest expense decreased $0.9 million to $4.3 million and reflected reduced borrowing levels globally.

Income tax expense was $58.0 million or an effective rate of 31.6%.


converse
Red Bull

Billabong Girls Surf Team





Joel **Parkinson**

Billabong and the Group's other brands maintained their exceptional performance in Australasia, with sales revenue growing 43.1% to $275.7 million from $192.7 million previously. EBITDA of $78.1 million was 51.0% higher than the prior year. Margins also lifted to 28.3%, from 26.9% in the previous year. The strong Australian dollar helped in purchasing and contributed to margin improvement.

The Australasian region, coming off the back of a record first half, continued to perform well in the second half. Retail conditions softened through the year, as expected, and the Company has managed its inventory levels well in the face of an exceptionally mild winter. The Company increased its marketing contributions throughout the second half, in particular with the global expansion of the Kustom brand and the growth of the in-house audio-visual department. Investment in the audio-visual area is in response to recently signed new media partnerships with Vodafone live! and Nickelodeon in Australia and MTV on a global level.

For Billabong, well performing categories in Australasia include girls accessories, while mens and girls garments both grew strongly. Element continued to demonstrate its strong consumer appeal, design innovations helped boost Von Zipper's growth, while operational synergies were achieved following the acquisition of the Kustom and Palmers Surf brands.

Revenue from the Company's New Zealand operation grew in excess of 20%, while revenue in Japan was up more than 30%.

REVIEW OF OPERATIONS - AMERICAS

Compared with the prior year, sales revenue increased 28.7% to US$293.9 million (up from US$228.5 million), EBITDA rose 46.9% to US$63.3 million (up from US$43.1 million) and EBITDA margins lifted to a new high of 21.5% (up from 18.8%). In AUD terms, sales revenue in the Americas increased 21.9% to $394.0 million and EBITDA of $84.8 million was 39.2% higher than the prior year.

Strong conditions in the boardsports segment, cutting edge product, supply chain refinement and continued innovative marketing and promotional campaigns have underpinned the strong result. Both mens and girls categories showed good growth in the US, with key products including t-shirts, fleece, track jackets and denim jeans. Mens boardshorts and girls swimwear were also popular among youth boardsport-inspired consumers.

While the result includes the first full-year contribution from the acquisition of both Honolua Surf Company and nine months of the Beachworks retail chain, organic growth was also achieved among specialist independent and chain retailers.

Element apparel and hardgoods continued to build on solid foundations and the brand was firmly entrenched as the leader in the skateboard category. Von Zipper continued to capture growing awareness in the US, while Honolua Surf Company achieved its first-year objectives.

Canada performed well with sales increasing more than 30% in local currency, while in Brazil sales were up more than 85% in local currency with further margin improvement.


Parko.
KUSTOM
Purpose Built Footwear


Snapper




Billabong
bong
The Company's best growth markets were Italy and Germany. Spain remained the largest territory in the region and the UK showed improvement.

Compared with the prior year, European sales revenue increased 8.0% to €101.0 million and EBITDA rose 12.8% to €19.1 million. In AUD terms, sales revenue from Europe was $173.9 million, a 9.4% increase, EBITDA showed signs of improvement to increase 14.3% to $32.9 million and EBITDA margins increased to 18.9% from 18.1% in 2003-04.

The Billabong brand performed well, Element achieved excellent growth and Von Zipper maintained steady momentum. Kustom was launched in June and is already receiving good repeat orders, while Honolua has met with a positive response after its recent introduction into the Company's own retail stores.

The Company's best growth markets were Italy and Germany. Spain remained the largest territory in the region and the UK showed improvement. Key product categories in Europe included girls knits and swimwear and mens boardshorts, t-shirts and accessories. The expansion of sub-season ranges for pre-Christmas and mid-summer has been well received and is enabling the Company to provide a consistent flow of new product into the retail account network.

While retail trends did not show any significant improvement, Billabong was pleased with its own growth and the confidence that retailers showed in the Company's products. A continued focus on working with the Company's other international design teams has helped lift brand appeal in Europe and the Company goes into the 2005-06 financial year with a good level of confidence.

OUR TEAM

Since the public listing of Billabong International Limited in August 2000 the Company's staff numbers have grown almost threefold to now approach 1500. The growth in staff numbers has been both organic and through the acquisition of emerging brands and retail stores. Key employment hubs for the Group are Australia's Gold Coast, Orange County in southern California and the south-west coast of France. The Company also maintains a strong employee presence in areas including Canada, Japan, New Zealand, Hong Kong and Brazil.

Billabong remains conscious of the continued need to provide these staff with a challenging, rewarding and secure workplace. The Company continues to strive towards the development and maintenance of a culture that reflects the heritage of the core brands. It also strives for consistency across all regions and this necessitates continued interaction between staff in all offices.

The Company encourages career advancement within the Group to help ensure continuity of performance, the retention of proven performers and the development of a greater pool of candidates for future promotion. Billabong also encourages the exchange of staff within the Group, particularly between Billabong and businesses that the Company has acquired. This ensures the Company's culture is maintained as the business continues to grow.

TRAINING

Training and staff development within Billabong International Limited is encouraged to ensure the Company continues to nurture a progressive workplace and achieves personal and business growth.

Included in the training is the regular trading of information within the Group to help ensure continuity across all offices in all regions internationally. This also ensures Billabong International develops a complete working knowledge of each business unit, in particular those businesses acquired by the Company. Various staff from geographically diverse offices also travel and meet regularly to trade knowledge and share ideas.

Greater use is being made of the Company's video conferencing and intranet facilities to ensure ongoing interaction between key international offices. Billabong also continues to undertake general training in areas including company policies and procedures, performance management systems, diversity and equity in the workplace and health and safety.

SAFETY

The Company maintains a strong commitment to workplace health and safety and continues to conduct regular audits to ensure compliance with accepted work practices. The audits take in both company-owned workplaces and those of major contractors.

All workplace health and safety activities are geared towards risk management strategies and include the ongoing training of staff and the encouragement of safe work practices.


NUMBER OF EMPLOYEES
1500
1300
1100
900
700
500
300
0
JUN 01
JUN 02
JUN 03
JUN 04
JUN 05
BRAZIL
NEW ZEALAND
HONG KONG
JAPAN
EUROPE
USA
AUSTRALIA


Mandy Robinson USA


Michael Longton Australia


Cameron Harrison New Zealand





Jos Kenning New Zealand



Sandra Stockman USA



Raymond Titus South Africa



Leeah Marshall Australia



Kelly Lane South Africa



Megan Thomas New Zealand



Sarah-Jane Flynn Australia



Yukiko Hinenoya Japan



Sandra Sans Europe



Isabelle-Arrat-Mendez Europe



Marc Wormald South Africa



Fabienne Hill Europe

Chris James Australia

Simon Mahoma Europe

Tom Kovich USA



Immunisation in remote villages of Indonesia remains focus of SurfAid. PHOTO: SSRO

SOCIAL RESPONSIBILITY

Billabong International Limited continues the regular evaluation of the quality-control processes among suppliers and their factories. This includes the regular inspection of physical facilities, quality performance reviews and a compliance audit covering employment ethics, working hours and wages, the environment, health and safety and fire prevention. The Company maintains its zero tolerance policy with regard to the use of child labour and forced labour. Posters outlining Billabong's Code of Conduct remain displayed in supplier factories. Billabong has always, both internally and within its supply chains, trained staff to ensure, where possible, they become multi-skilled or have the opportunity of advancement within their trade or community.

Recycling initiatives continue to evolve. Within Australia recycling now covers goods including paper, plastics, fabrics, film and cartridges. The recycling program is the product of the Company's consultative focus group, which is a staff-based initiative designed to foster greater employee input and understanding of major issues impacting on their workplace.

Other social responsibility issues include various community initiatives as listed below.

COMMUNITY

The Company retains a commitment to the development of surfing, skateboarding and snowboarding by sponsoring international, national and local events. Events include mens and womens World Championship Tour surfing competitions, junior world championships, surf camps for beginners through to professionals and a range of other boardsport-related initiatives including regional tours and appearances by athletes.

The Company strengthened its association with SurfAid International, a group that was founded to promote health and community development programs throughout Indonesia's Mentawai Islands - one of the world's key surfing destinations. Billabong maintains

its commitment to the support of Surf Aid in these endeavours.

The Company's contribution to SurfAid was significantly increased through the 2004-05 financial year in the wake of the devastating tsunami that struck the Asian region on Boxing Day 2004. Billabong International contributed $500,000 to the tsunami relief efforts, with about $450,000 of this money directed through SurfAid International as it broadened its support efforts throughout the region. SurfAid's work in the region has saved many lives and has been highly commended by a range of international observers. The tsunami contribution takes to about $750,000 donated to SurfAid in the past three years.

Billabong International retained its association with the international Surfrider Foundation, which promotes the conservation and regeneration of foreshores. The Company's support for the foundation primarily centres on areas including the US, Europe and Australia.

A range of other environmental groups, particularly those involved with marine preservation, are also supported. This includes the UK-based Surfers Against Sewage, which campaigns for safe, clean recreational waters free from effluent, toxic chemicals and nuclear waste.

Billabong International has provided varying support to charities including World Vision, the Smith Family and youth health groups such as Canteen.



Complete villages were destroyed in Northern Sumatra. PHOTO: SSRO

SurfAid medical supplies arrive in Sumatra following the Boxing Day tsunami. PHOTO: SSRO


Billabong.

Billabong, the Company's surf-inspired flagship brand, maintained its position as one of the world's leading youth-oriented boardsport brands. Billabong showed solid growth in all regions, particularly Australia, and remained the Company's biggest contributor to revenue. Apparel, accessories and hardgoods all contributed to growth.

From a marketing perspective, the brand remained active as one of the biggest supporters of the Association of Surfing Professionals' World Championship Tour and other surfing events and individual athletes.

A number of flagship Billabong retail outlets were opened through the year, with the highest profile being in New York's premium retail, tourism and entertainment destination of Times Square.


element

Element maintained its position as one of the world's leading skateboard brands. It achieved outstanding penetration, particularly in the US and Australia, with global sales growing 46% as measured in Australian dollars.

Apparel remains the biggest category, while sales of hardgoods is also growing. Planning was advanced for the launch of Element Shoes, which will be progressively introduced to select global markets through the 2005-06 financial year.

During the period the first Element-branded retail store was opened in New York's Times Square. At a marketing level, the profile of Element-sponsored athletes remained high, particularly Bam Margera with whom a new long-term partnership was struck.


vonzipper

The Von Zipper eyewear and apparel brand maintained solid market penetration. It delivered global revenue growth of approximately 30%, with the greatest contributions from the US, where the brand enjoyed a record spring/summer season, and Australia.

At a marketing level, Von Zipper continued to support leading athletes across the surf, skate and snow sectors. The brand also remained the sponsor of high profile events, including the Von Zipper Trials which precedes the Billabong Pro Tahiti World Championship Tour surfing event.

Honolua Bay, Maui, Hawaii



HONOLUA SURF CO.

Honolua Surf Company comprises a retail chain and a new wholesale apparel brand. The retail chain made its first full-year contribution to the Group in the 2004-05 financial year.

The first shipments of the Honolua Surf Company wholesale range were made in the US prior to the close of the first half of the 2004-05 financial year. The range has met with positive feedback from retailers and sales are building. The brand competed well in coastal US surf shops and will be progressively introduced to other territories through the 2005-06 financial year.

The US-based Honolua Surf Company retail network grew to 32 stores. These include both Honolua-branded stores and a separate chain of stores operated under the Beachworks name.


KUSTOM FOOTWEAR


PALMERS SURF

The Kustom brand, which was acquired by Billabong International Limited during the 2004-05 financial year, continued to sell well in Australia and New Zealand. Following the acquisition, a number of new styles of Kustom shoes were developed and a wider range of price-points was established.

Kustom was also readied for international expansion, with the first deliveries into Europe arriving just prior to the close of the financial year. Kustom shoes were also introduced to the Japanese market in June and are planned to be launched in the US and Brazil during the 2005-06 financial year.

The Palmers Surf brand, which was acquired at the same time as Kustom, remained the strongest player in the surf wax business. In Australia the brand is controlled by a new sales division called Network Surf. This division is designed to create a total hardware package for retailers and handles Palmers products and Billabong wetsuits and surfboards.













Billabong International Limited's retail store network operates under four branded concepts – Billabong, Honolua Surf Company, Beachworks and now Element.

The Company increased its global retail presence through the 2004-05 year, with the headline opening being new Billabong and Element-branded retail stores in New York. The stores opened side by side in Times Square, the high profile retail, tourism and entertainment precinct in the city's signature destination of Broadway. The stores are operated under license and opened late in the second half.

On the back of the New York openings Billabong has received heightened global inquiry from other retailers wishing to explore similar partnering arrangements. A number of other licensed stores were opened in the period, taking total licensed store numbers to 22. The new openings included four stores in Australia.

Company-owned and operated store numbers also grew during the period. There were 15 openings, taking the total number of company-owned stores to 64. The majority of the retail stores are located in the US, where 22 stores operate under the Honolua Surf Company name. Honolua management also oversees the California-based Beachworks stores, which grew from six to 10 in the period.

The importance of retail to the Group is continuing to increase and the Company will remain opportunistic in relation to future openings and acquisitions.




ong
Prudential




Andy Irons

CONTENTS

Your Directors present their report on the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2005.

DIRECTORS

The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson AC
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull
G.M. Pemberton AC

E.T. Kunkel replaced G.M. Pemberton as Chairman of the Board, effective 14 January, 2005.

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Billabong group trademarks to specified regions of the world.

DIVIDENDS

Dividends paid to members during the financial year were:

	$'000
Final ordinary dividend for the year ended 30 June 2004 of 14.0 cents per fully paid share paid on 8 November 2004	28,786
Interim ordinary dividend for the year ended 30 June 2005 of 17.5 cents per fully paid share paid on 11 April 2005	36,112
	64,898
In addition to the above dividends, since the end of the financial year the Directors have declared a final ordinary dividend for the year ended 30 June 2005 of 20.5 cents per fully paid share, payable on 11 October 2005 for shareholders at record date of 26 September 2005.	42,331

REVIEW OF OPERATIONS

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues $'000	Segment EBITDA* $'000
Australasia	275,682	78,128
Americas	394,022	84,812
Europe	173,883	32,945
Third party royalties	4,201	4,201
	847,788	200,086
Less: Interest		(4,291)
Depreciation and amortisation		(12,316)
Profit from ordinary activities before income tax expense		183,479
Income tax expense		(58,045)
Profit from ordinary activities after income tax expense		125,434

* Segment EBITDA excludes inter-company royalties and sourcing fees.

Comments on the operations and the results are set out below:

Profit after tax for the year ended 30 June 2005 was $125.4 million, an increase of 44.1% over the 2003-04 year (the prior year). This was an exceptional result considering the unfavourable impact on overseas earnings by a strengthening Australian dollar (AUD).

Sales revenue of $843.6 million, excluding third party royalties, represented an increase of 25.0% over the prior year, or 27.8% in constant currency. At a segment level, in AUD terms, sales revenue in the Americas increased 21.9%, Australasia increased 43.1% and Europe increased 9.4% over the prior year.

Consolidated gross margins at 51.8% were stronger than the prior year's 49.0%. EBITDA increased 38.8% to $200.1 million or 41.6% in constant currency. Both the American and Australian segments were highlights, with EBITDA growth, year on year in local currencies, increasing 46.9% and 51.0% respectively. The consolidated EBITDA margin increased to 23.7% from 21.4% in the 2003-04 year.

AMERICAS

Compared with the prior year, sales revenue increased 28.7% to US$293.9 million (up from US$228.5 million), EBITDA rose 46.9% to US$63.3 million (up from US$43.1 million) and EBITDA margins lifted to a new high of 21.5% (up from 18.8%).

In AUD terms, sales revenue in the Americas increased 21.9% to $394.0 million and EBITDA of $84.8 million was 39.2% higher than the prior year.

Element continued to penetrate the market and its global sales now account for approximately 14% of group revenue.

Canada and Brazil grew strongly, posting local currency sales revenue increases over the prior year of in excess of 30% and 85% respectively.

EUROPE

Compared with the prior year, European sales revenue increased 8.0% to €101.0 million and EBITDA rose 12.8% to €19.1 million. In AUD terms, sales revenue from Europe was $173.9 million, a 9.4% increase, EBITDA showed signs of improvement to increase 14.3% to $32.9 million and EBITDA margins increased to 18.9% from 18.1% in 2003-04.

Trading conditions in Europe continue to be challenging due to the generally soft retail environment. However, Billabong's stronger 2004-05 EBITDA result, particularly in the second half, demonstrates an improved business performance.

Italy and Germany continue to be key growth areas in the region.

AUSTRALASIA

Compared with the prior year, Australasian sales revenue was up 43.1% to $275.7 million, EBITDA of $78.1 million was 51.0% higher and EBITDA margins continued to improve, increasing to 28.3% from 26.9%.

Australia was the standout region recording exceptional growth, particularly in the first half for both sales revenue and EBITDA.

Element and Von Zipper both posted solid gains. Elsewhere in the region, sales revenue in local currencies were particularly strong with Japan and New Zealand increasing in excess of 30% and 20% respectively.


VONZIPPER

STATEMENT OF FINANCIAL POSITION, CASH FLOW ITEMS AND CAPITAL EXPENDITURE

Working capital (*including factored receivables*) at $183.5 *million increased* 8.6% for the period, which overall was a good result given revenue growth of 25.0%. Capital expenditure of $37.8 million or 4.5% of sales includes the purchase of the *Kustom and Palmers* business ($19.0 million) and was in accordance with expectations. Net debt reduced to $64.8 million, and is still relatively low at a debt to equity ratio of 10.1% and interest cover of 43.8 times.

Cash flow from operations of $116.4 million represents a 74.7% increase over the prior period.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

In the absence of any unforeseen exceptional circumstances, the outlook for 2006 is for consistent growth maintaining strong margins. The Company expects *solid earnings per share (EPS) growth of 15% driven by continuing robust* revenue growth in the Americas, improved revenue in Europe and more moderate growth in Australasia.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

The consolidated entity is not subject to significant environmental regulation in respect of its activities. The consolidated entity outsources the manufacture of more than 98% of its product and therefore its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet. All factories that manufacture for the consolidated entity are comprehensively evaluated annually for their environmental performance, and evaluation criteria used includes compliance with local laws and regulations, effluent discharge systems, waste water systems, emission controls and control of hazardous substances.

MEETINGS OF DIRECTORS

The number of meetings of Directors (including meetings of committees of Directors) held during the year ended 30 June 2005, and the number of meetings attended by each Director were as follows:

	Full meeting of Directors		Audit Committee		Nominations Committee		Human Resource and Remuneration Committee	
	Held #	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	12	12	3	3	1	1	4	4
D. O'Neill	12	12	*	*	*	*	*	*
M.A. Jackson	12	8	3	3	1	0	4	2
F.A. McDonald	12	12	3	3	1	1	4	4
G.S. Merchant	12	10	3	3	1	1	4	3
P. Naude	12	12	*	*	*	*	*	*
C. Paull	12	11	3	3	1	1	4	4
G.M. Pemberton	12	12	3	3	1	1	4	4

* Not a member of the relevant committee

\# Includes both scheduled and unscheduled meetings


JoshRio

INFORMATION ON DIRECTORS

TED KUNKEL (Non-Executive Chairman)

Experience

Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience.

Other current directorships

None

Former directorships in last 3 years

Foster's Group Limited and associated companies, from 16 March 1992 to 5 April 2004

Special responsibilities

Chairman of the Board and member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options

44,466 ordinary shares in Billabong International Limited

DEREK O'NEILL (Executive Director)

Experience

Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992 to 2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.

Other current directorships

None

Former directorships in last 3 years

None

Special responsibilities

Chief Executive Officer

Interests in shares and options

961,348 ordinary shares in Billabong International Limited

30,273 options over ordinary shares in Billabong International Limited

MARGARET JACKSON AC (Non-Executive Director)

Experience

Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited and Pacific Dunlop Limited.

Other current directorships

Australia and New Zealand Banking Group Limited, since 22 March 1994

Qantas Airways Limited, since 1 July 1992

Former directorships in last 3 years

Southcorp Limited, from 28 August 2004 to 26 April 2005

John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004

Special responsibilities

Member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options

228,656 ordinary shares in Billabong International Limited

ALLAN MCDONALD (Non-Executive Director)

Experience

Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director.

Other current directorships

Babcock & Brown Japan Property Trust, since 19 February 2005

Multiplex Limited, since 22 October 2003

Multiplex Property Trust, since 22 October 2003

Ross Human Directions Limited, since 3 April 2000

DCA Group Ltd, since 19 May 1988

Brambles Industries Limited, since 26 March 1981

Former directorships in last 3 years

Australian Leisure and Hospitality Group Limited, from 31 October 2003 to 16 November 2004

TAB Limited, from 25 February 1998 to 6 July 2004

Special responsibilities

Chairman of Audit and Nominations Committees, member of Human Resource and Remuneration Committee

Interests in shares and options

122,500 ordinary shares in Billabong International Limited



LukeEgan

GORDON MERCHANT (Non-Executive Director)

Experience

Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry.

Other current directorships

Plantic Technologies Limited, since 12 April 2005

Former directorships in last 3 years

None

Special responsibilities

Member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options

44,683,444 ordinary shares in Billabong International Limited

PAUL NAUDE (Executive Director)

Experience

Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.

Other current directorships

None

Former directorships in last 3 years

None

Special responsibilities

General Manager, Billabong USA

Interests in shares and options

2,129,512 ordinary shares in Billabong International Limited
16,667 options over ordinary shares in Billabong International Limited

COLETTE PAULL (Non-Executive Director)

Experience

Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999.

Other current directorships

None

Former directorships in last 3 years

None

Special responsibilities

Member of Nominations, Human Resource and Remuneration and Audit Committees

Interests in shares and options

1,357,651 ordinary shares in Billabong International Limited

GARY PEMBERTON AC (Non-Executive Director)

Experience

Gary Pemberton is Chairman of Racing NSW. Mr Pemberton was previously Chairman of TAB Limited, Qantas Airways Limited and Brambles Industries Limited, and a Director of Commonwealth Bank of Australia, CSR Limited, John Fairfax Holdings Limited, Rio Tinto Limited, Queensland Investment Corporation and NM Rothschild Australia Pty Ltd.

Other current directorships

None

Former directorships in last 3 years

None

Special responsibilities

Chairman of Human Resource and Remuneration Committee, member of Nominations and Audit Committees

Interests in shares and options

11,575,966 ordinary shares in Billabong International Limited

Company Secretary

The Company Secretary is Mr Craig White who was appointed to the position in February 2005. Mr White is a chartered accountant and holds the dual role of Chief Financial Officer and Company Secretary. He holds a Bachelor of Science degree in economics and accounting from Southampton University in England and an MBA from Deakin University in Australia. Prior to joining the Company on 29 October 2004, he held senior finance positions with The Coca-Cola Company.

VONZIPPER



REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation

A Principles used to determine the nature and amount of remuneration

The objective of the Company's remuneration reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns reward with achievement of strategic and financial objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that remuneration reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- performance linked to strategic and financial objectives;
- transparency.

In consultation with external remuneration consultants, the Company has structured a remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- focuses on return on capital employed and key non-financial drivers of value;
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to shareholder value;
- provides a clear structure for earning rewards;
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. At senior levels within the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The overall level of executive reward takes into account the performance of the consolidated entity over a number of years. Over the past five years, the consolidated entity's profit from ordinary activities after income tax has grown at a compound rate of 31.4% per annum, and shareholder wealth has grown at a compound rate of 47.7% per annum, assuming all dividends are re-invested back

into Billabong shares on the ex-dividend date. During the same period, executive remuneration has grown at a compound rate of 6.8% per annum.

Non-Executive Directors

Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors *do not receive share options or retirement benefits.*

Non-Executive Directors' fees

The maximum aggregate remuneration pool was approved by members on 4 July 2000. The maximum currently stands at $800,000. The Chairman's remuneration is inclusive of committee fees while Non-Executive Directors who chair a committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit.

Executive Directors and Managers ("executives") pay

The executive remuneration framework has four components:

- base pay and benefits;
- short-term performance incentives;
- long-term performance incentives through participation in the Billabong Executive Incentive Option Plan and the Billabong Executive Performance Share Plan; and
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay

Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Company operates. In certain circumstances, additional benefits (e.g. travel, accommodation etc) may also be provided.

Short-term performance incentives

Short-term performance incentives (STI's) vary according to individual contracts, however for high level executives they are broadly based as follows:

- a component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPI's) and other personal objectives);
- a component of the STI is linked to the financial performance of the Company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STI's are linked to the individual *performance (based on similar factors to those for high level executives).* All bonuses are paid in August of the following financial year. Using a profit target and personal performance KPI's, the Company ensures variable reward is only available when value has been created for shareholders.

The short-term bonus payments may be adjusted up or down in line with under or *over achievement against the target performance levels. This is at the discretion of* the Human Resource and Remuneration Committee.

The STI target annual payment is reviewed annually.

Long-term performance incentives

Information on both the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan is set out in note 30 of the Full Financial Report.

B Details of remuneration

Amounts of remuneration

Details of the remuneration of each Director of Billabong International Limited and each of the five executives of the Company and the consolidated entity who received the highest remuneration for the year ended 30 June 2005 are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed Short-term performance incentives above.

Directors of Billabong International Limited

	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
Executive Directors							
D. O'Neill (Chief Executive Officer)	697,048	1,340,000	58,573	11,584	149,924	171,056	2,428,185
P. Naude (General Manager, Billabong USA)	777,094	1,148,311	16,627	5,972	175,866	171,056	2,294,926
Non-Executive Directors							
E.T. Kunkel (Chairman)	127,884	---	1,832	3,029	---	---	132,745
M.A. Jackson	75,000	---	1,878	6,750	---	---	83,628
F.A. McDonald	100,000	---	2,000	9,173	---	---	111,173
G.S. Merchant	75,000	---	1,970	6,750	---	---	83,720
C. Paull	75,000	---	1,935	6,750	---	---	83,685
G.M. Pemberton	130,769	---	725	9,254	---	---	140,748
Total	2,057,795	2,488,311	85,540	59,262	325,790	342,112	5,358,810

The five most highly paid managers of the consolidated entity

	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Shares $	Total $
P. Casey (General Manager, Billabong Europe)	382,034	300,000	21,167	---	103,191	46,619	853,011
S. North (General Manager, Billabong Australasia)	386,731	320,000	16,386	11,584	45,241	46,619	826,561
J. Schillereff (President, Element Skateboards Inc.)	486,797	576,407	18,111	5,751	47,392	23,298	1,157,756
C. White * (Chief Financial Officer and Company Secretary)	313,462	250,000	1,500	8,688	---	77,699	651,349
S. Wilson ** (Executive Vice President)	523,391	120,643	12,009	---	77,738	23,298	757,079
Total	2,092,415	1,567,050	69,173	26,023	273,562	217,533	4,245,756

** Appointed 29 October 2004.*

*** S. Wilson resigned from the consolidated entity, effective 31 July 2005.*

"Managers" are employees who are involved in, concerned in, or who take part in, the management of the affairs of Billabong International Limited and/or related bodies corporate.



David Rastovich

Cash bonuses, options and shares

For each cash bonus included in the previous tables, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met is set out below. There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the five most highly remunerated managers of the Company and consolidated entity as part of their remuneration. Refer to section D Share-based compensation for shares awarded to Directors and managers during the financial year under the Billabong Executive Performance Share Plan.

	Cash Bonus		Options		Shares	
Name	Earned or Paid %	Forfeited %	Vested %	Forfeited %	Vested %	Forfeited %
D. O'Neill	100%	---	100%	---	---	---
P. Naude	100%	---	100%	---	---	---
P. Casey	100%	---	100%	---	---	---
S. North	100%	---	100%	---	---	---
J. Schillereff	100%	---	100%	---	---	---
C. White	100%	---	---	---	---	---
S. Wilson	100%	---	100%	---	---	---

C Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Chief Financial Officer & Company Secretary and the specified managers are formalised in service agreements with the exception of Mr S. Wilson. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan. Other major provisions of the agreements relating to remuneration are set out below.

D. O'Neill, Chief Executive Officer

- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $761,584 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

P. Naude, General Manager, Billabong USA

- Term of agreement – three years ending 31 December 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $780,102 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 1.5 times annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – upon expiration of the agreement on 31 December, 2007 – 30 days.

P. Casey, General Manager, Billabong Europe

- Term of agreement – Open, commencing 3 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $382,034 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

S. North, General Manager, Billabong Australasia

- Term of agreement – Open, commencing 11 July 2000
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $411,584 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

J. Schillereff, President, Element Skateboards Inc.

- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $484,303 to be reviewed annually by the Human Resource and Remuneration Committee.

- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 0.5 times annual base salary.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer and Company Secretary

- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ending 30 June 2005 of $511,584 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

S. Wilson, Executive Vice President

- Term of agreement – At will.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $492,634 to be reviewed annually by the Human Resource and Remuneration Committee.
- Period of notice given by employee – two months.

D Share-based compensation

There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the five most highly remunerated managers of the Company and consolidated entity as part of their remuneration.

Details of equity instruments provided as remuneration to each Director of the Company and each of the five specified managers of the consolidated entity are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Further information on the Billabong Executive Performance Share Plan and the equity instruments is set out in note 30 of the Full Financial Report.

	Number of equity instruments awarded during the year	Number of equity instruments vested during the year	Number of ordinary shares issued on vesting or exercise of equity instruments during the year
Directors of Billabong International Limited			
D. O'Neill	65,000	---	---
P. Naude	65,000	---	---
Specified managers of the consolidated entity			
P. Casey	17,715	---	---
S. North	17,715	---	---
J. Schillereff	8,853	---	---
C. White	29,525	---	---
S. Wilson	8,853	---	---

As the Billabong Executive Performance Share Plan was established during the 2005 financial year there were no equity instruments outstanding at the start of the year.

SHARES UNDER OPTION

Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Issue date	Issue price of shares	Expiry date
Executive Incentive Option Plan	398,009	18/06/2001	$4.90	18/06/2006
Executive Incentive Option Plan	18,418	25/10/2001	$7.42	25/10/2006
Executive Incentive Option Plan	35,336	28/02/2002	$9.39	28/02/2007
Executive Incentive Option Plan	377,005	23/08/2002	$8.10	23/08/2007
Options issued pursuant to Agreement	21,690	10/08/2002	$7.70	09/08/2006
Options issued pursuant to Agreement	45,094	10/08/2003	$6.32	09/08/2007
Options issued pursuant to Agreement	43,909	11/08/2004	$7.99	10/08/2008
Options issued pursuant to Agreement	23,921	11/08/2005	$13.69	10/08/2009
Total	**963,382**			

Options issued under the Billabong Executive Incentive Option Plan are not transferable and are exercisable in three tranches. One third of the options become exercisable 24 months after the day the options are granted. Another third become exercisable 36 months after the day the options are granted and the last third become exercisable 48 months after the options are granted. Options may only be exercised if the performance criteria in respect of the options have been met and the holder is, or is the approved nominee of, an Executive Director or senior manager of the Company and/or of any company related to or associated with the Company.

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element Skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

There were 3,144,706 shares issued as a result of the exercise of options during the year.

NON-AUDIT SERVICES

The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditors' expertise and experience with the Company and/or the consolidated entity are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, do not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.



Ashley Cheadle and **Alana** Brennan

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 47.

	Consolidated	
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms in relation to non-audit services	**2005** **$**	2004 $
Taxation services		
PricewaterhouseCoopers Australian firm:		
International tax consulting	563,953	66,000
Related practices of PricewaterhouseCoopers audit firms	22,599	13,000
Non-PricewaterhouseCoopers audit firms	115,641	146,000
Total remuneration for non-audit services	702,193	225,000

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Billabong International Limited support and have adhered to the principles of corporate governance. The Company's Corporate Governance Statement immediately follows this Directors' Report.

This report is made in accordance with a resolution of the Directors.



Ted Kunkel
Chairman

Gold Coast, 19 August 2005

AUDITORS' INDEPENDENCE DECLARATION

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Gold Coast, 19 August 2005

VONZIPPER


Billabong

Billabong International Limited is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Billabong Group. These policies and practices remain under constant review by the Board and many of them can be accessed on our Company website. This statement outlines Billabong's main corporate governance practices during the year ended 30 June 2005. Your Directors are pleased to advise that substantial compliance with the recommendations of the ASX Corporate Governance Council has been achieved and exceptions to the ASX recommendations are noted in the Statement.

THE BOARD OF DIRECTORS

The composition and role of the Board are detailed in the corporate governance section of the Company website www.billabongcorporate.com. The Directors in office at the date of this statement are:

Name	Position
Ted Kunkel	Non-Executive Chairman
Derek O'Neill	Executive Director and Chief Executive Officer
Margaret Jackson	Non-Executive Director
Allan McDonald	Non-Executive Director
Gordon Merchant	Non-Executive Director
Paul Naude	Executive Director and General Manager, Billabong USA
Colette Paull	Non-Executive Director
Gary Pemberton	Non-Executive Director

Further details of the members of the Board, including their experience and expertise, is set out in the Directors' Report section of the Annual Report.

COMPOSITION OF THE BOARD

The Board is composed of a majority of Non-Executive Directors with six Non-Executive Directors and two Executive Directors. All Directors are required to bring independent judgement to bear in their Board decision making. Non-Executive Directors meet independently of Executive Directors and management at each Board meeting to discuss performance issues and a range of other matters. The Chairman is a Non-Executive Director and is appointed by the full Board and is required to meet regularly with the CEO. The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

Non-Executive Directors are not entitled to any bonuses, or incentive payments and do not participate in option-based or other incentive schemes which are available to employees. Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments).

ROLE OF THE BOARD

Directors are responsible to shareholders for the short-term and long-term performance of the Company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

The primary functions of the Board include responsibility for:

- setting objectives, goals and strategic direction for management;
- monitoring financial performance including approving business plans, the annual budget and financial statements;
- monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

The full Board currently holds nine scheduled meetings each year, plus strategy meetings and any extraordinary meetings which may be necessary to address any specific matters that may arise. During the financial year the Board met twelve times.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All Non-Executive Directors are required to serve on all Board committees and are chaired by a Non-Executive Director other than the Chairman of the Company.

Matters determined by committees are submitted to the full Board as recommendations for decision and ratification. Minutes of committee meetings are tabled at the immediately subsequent Board meeting.

INDEPENDENT PROFESSIONAL ADVICE

Directors and Board committees have the right, in connection with their duties and responsibilities to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course.

PERFORMANCE ASSESSMENT

The Board undertakes an annual self assessment of its collective performance, the performance of the Chairman and of its committees. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

DIRECTOR INDEPENDENCE

Messrs Pemberton and Merchant are substantial shareholders of the Company therefore accordingly they are not considered to be independent of the Company based on the ASX guidelines. The Board considers that it is in the best interests of all shareholders to have Directors with Messrs Pemberton and Merchant's business experience and company history as part of its Board. All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company.

During the financial year under review, Mr. Pemberton resigned as Chairman of the Board and Mr. Kunkel was appointed by the Board to this position. Mr. Kunkel is considered to be independent of the Company.

CONFLICTS OF INTEREST

Directors are required to keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict may exist, the Director concerned does not receive the relevant Board papers and is not present at the meeting while the item is considered. Additionally Directors are required to advise the Board of any executive appointments to other companies and any related party transactions including financial transactions with Billabong.

Entities associated with Messrs Paul Naude, Gordon Merchant and Ms Colette Paull had business dealings with the Company during the year, details of which are disclosed in the Full Financial Statements.

FINANCIAL REPORTING

In accordance with the requirements of S295A of the *Corporations Act 2001*, the CEO and CFO have declared to the Board that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards. The Board receives monthly reports from management on the financial and operational performance of the Billabong Group.

BOARD COMMITTEES

Audit Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The CEO and CFO attend committee meetings by invitation.

The main functions of the committee are to:

- assess the appropriateness of accounting policies, practices and disclosures;
- review the scope and results of external and compliance audits;
- review the Annual, Full and Concise Reports, the Half-Year Financial Report and all other financial information published by the Company or released to the market;
- assess the adequacy of the Company's internal controls including compliance policies, practices and disclosures;
- review the appointment of the external auditors, the terms of their engagement, the scope and quality of the audit and the auditors' independence and;
- review and monitor the scope of non-audit services provided by the external auditors to ensure it does not adversely impact on auditor independence.

The members of the Audit Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

Details of these Directors' attendance at Audit Committee meetings are set out in the Directors' Report on page 32.

Nominations Committee

The members of the committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the committee are to:

- monitor and review the balance of Board skills and Director interaction;
- identify skill sets that might be appropriate to add to the Board as Company issues change and evolve;
- oversee the identification, and evaluation of potential appointees as and when appropriate; and
- ensure that adequate induction material, setting out rights and responsibilities, is available to new appointees.

The Nominations Committee reports to, and makes recommendations to, the full Board in relation to each of its functions.

The members of the Nominations Committee during the year were:

Allan McDonald (Chairman)

Margaret Jackson

Ted Kunkel

Gordon Merchant

Colette Paull

Gary Pemberton

Details of these Directors' attendance at Nominations Committee meetings are set out in the Directors' Report on page 32.

The committee is responsible for reviewing periodically the composition of the Board to ensure its size and composition meets the ongoing needs of the Company. When required, the committee is responsible for preparing a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

Human Resource and Remuneration Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are to make recommendations to the Board on human resource and total remuneration policy and practices that supports the Group's overall strategy and objectives, attracts and retains key employees and links total remuneration to financial performance and the attainment of strategic objectives.

In particular to:

- review and set the terms and conditions of employment for the CEO, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- annually appraise the performance of the CEO and provide appropriate executive development programs;
- review and set levels of remuneration for Executive Directors and senior management, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all executive incentive plans;
- review the management succession plan;
- review key philosophies and practices relating to the remuneration and development of the Company's employees generally;
- ensure the total remuneration program and practices of the Group are designed with full consideration of all tax, accounting, legal and regulatory requirements.

The Human Resource and Remuneration Committee reports to, and makes recommendations to, the full Board in relation to each of its functions.

The members of the Human Resource and Remuneration Committee during the year were:

Gary Pemberton (Chairman)

Margaret Jackson

Ted Kunkel

Allan McDonald

Gordon Merchant

Colette Paull

Details of these Directors' attendance at Human Resource and Remuneration Committee meetings are set out in the Directors' Report on page 32. Further information on Directors' and executives' remuneration is set out in the Director's Report section of this Report.

RISK ASSESSMENT AND MANAGEMENT

The Board, through the Audit Committee is responsible for ensuring the adequacy of the Company's risk management framework and system of internal control and for regularly reviewing its effectiveness. The CEO and management team are responsible for promoting a high level of risk awareness across the Company and implementing risk management strategies and reporting to the Board and Audit Committee on developments related to risk and mitigation strategies.

In particular, at the Board and senior management strategy planning sessions held throughout the year, it reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives. Additionally a formal risk assessment process is part of each major capital acquisition with a minimum of two post acquisition reviews undertaken within the first eighteen months of major business acquisitions, major capital expenditures or significant business initiatives.

Both the CEO and CFO have made a declaration to the Board in accordance with the requirements of Principle 7 of the ASX's Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

CODE OF CONDUCT

The Company has adopted a Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct.

COMMUNICATIONS WITH SHAREHOLDERS

The Company communicates to shareholders through the Company's Annual Report, Annual General Meeting, half-year and full-year results, and Company website. Financial information for the past four years, and all other announcements are made available on the website.

During periods of particular sensitivity, the Company's policy is to avoid any discussion with shareholders, media, analysts or other market operators for thirty days prior to the close of the half and full-year accounting periods to the time of the half and full-year profit announcements. This policy is subordinate to the ASX requirements of continuous disclosure.

CONTINUOUS DISCLOSURE

The Company Secretary has been nominated as the person responsible for communication with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed following half-year and full-year results announcements, the material used in the presentations are released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's website. The Company ensures that if any price sensitive information is inadvertently disclosed, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

WHISTLEBLOWER POLICY

The Company has a whistleblower policy which is designed to protect individuals who, in good faith, report conduct which they reasonably believe to be corrupt, illegal or unethical on a confidential basis, without fear of reprisal, dismissal or discriminatory treatment. This policy is available on the Company's website.

TRADING IN COMPANY SECURITIES BY DIRECTORS AND EMPLOYEES

The Company has a detailed share trading policy which requires prompt notification of dealings. A copy of this policy is available on the Company's website. A summary of the policy is as follows:

- Dealings by senior managers and Directors are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days.
- Guidance is given to senior managers and Directors who sell shares within these windows which provide that the "rule of thumb" requires not more than 300,000 shares, being approximately 40% of the average daily turnover of approximately 700,000 shares, should be traded in any one day. Quantities above one million shares should not be sold through normal day trading but be subject to overnight book build or similar mechanism, including specific identification of the vendor.
- Senior managers and Directors who sell shares are encouraged to advise the Chairman of any relevant reason for the sale, and whether or not they consent to the public disclosure of such reasons.
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company's securities.
- It is an employment condition of senior managers to notify the Company within three days of any dealings in the Company's securities.

The two Directors who are substantial shareholders being Messrs Pemberton and Merchant have formally agreed to be bound by the guidelines detailed above including the restriction to trading windows, the restrictions on levels of on-market sales, overnight or block sales mechanisms (including vendor identification) and will be sensitive to the potential impact of sale levels on shareholder perceptions.

EXTERNAL AUDITORS

PricewaterhouseCoopers were appointed as the external auditors in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies to comply with the *Corporations Act 2001*. The performance of the external auditors is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report and in the notes to the Full Financial Report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee. The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Audit Report.

ETHICAL COMPLIANCE

The Company is committed to ensuring that its products, across all divisions, are manufactured in accordance with local and internationally accepted labour, employment and environmental laws, under working conditions that meet legal standards, and without the use of child, forced or prison labour.

	2005 $'000	2004 $'000
Revenue from ordinary activities	850,835	679,285
Interest received	1,026	490
Total Revenue	851,861	679,775
Borrowing costs expense	(5,896)	(5,700)
Other expenses from ordinary activities	(662,486)	(546,198)
Profit from ordinary activities before income tax expense	183,479	127,877
Income tax (expense)/benefit	(58,045)	(40,842)
Net profit attributable to members of Billabong International Limited	125,434	87,035
Net exchange differences on translation of financial reports of foreign controlled entities	(6,654)	(512)
Total revenues, expenses and valuation adjustments attributable to members of Billabong International Limited recognised directly in equity	(6,654)	(512)
Total changes in equity other than those resulting from transactions with owners as owners	118,780	86,523
Basic earnings per share	61.0	43.0
Diluted earnings per share	61.0	42.7

DISCUSSION AND ANALYSIS

- The reported net profit after tax of $125.4m represented an increase of 44.1% over the prior year, which was a strong result taking into account the AUD appreciation against the USD during the period.
- Revenue from sale of goods of $843.6m, excluding third party royalties, represented a 25.0% increase over the prior year ($674.7m). On a 2005 constant currency basis revenue growth was higher at 27.8%.
- Consolidated gross margins at 51.8% improved again on the prior year at 49.0%. The gross margin improvement was attributable to three areas:
  - Increased purchasing power due to the higher AUD and Euro against the USD, which contributed over 50% of the total margin improvement.
  - Stronger sales on higher margin product, including accessories.
  - Continued improvements in the supply chain (including lower pricing and logistics costs).
- Earnings before interest, tax, depreciation and amortisation (EBITDA) of $200.1m represented a 38.8% increase over the prior year ($144.1m). When viewed in 2005 constant currencies the consolidated EBITDA growth was higher at 41.6%.
- EBITDA margins of 23.7% improved from the prior year at 21.4%.
- Return on average equity increased to 20.5% representing a 31.4% increase over the prior year and was delivered on a debt to equity ratio of 10.1%.
- Earnings per share was 61.0 cents, a strong increase of 41.9% on the prior year.

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2005

	2005 $'000	2004 $'000
Current assets		
Cash assets	51,022	56,086
Receivables	174,930	169,272
Inventories	111,815	103,539
Deferred tax assets	10,209	9,241
Other	7,095	8,274
Total current assets	355,071	346,412
Non-current assets		
Receivables	7,906	2,293
Property, plant and equipment	38,848	35,344
Intangible assets	537,172	517,131
Other	2,881	---
Total non-current assets	586,807	554,768
Total assets	941,878	901,180
Current liabilities		
Payables	114,705	112,603
Interest bearing liabilities	2,854	2,116
Current tax liabilities	16,877	9,177
Total current liabilities	134,436	123,896
Non-current liabilities		
Interest bearing liabilities	113,016	149,052
Deferred tax liabilities	49,027	48,655
Provisions	1,526	1,035
Total non-current liabilities	163,569	198,742
Total liabilities	298,005	322,638
Net assets	643,873	578,542
Equity		
Parent entity interest		
Contributed equity	309,911	298,462
Reserves	142,603	149,257
Retained profits	191,359	130,823
Total parent entity interest	643,873	578,542
Total equity	643,873	578,542

The above consolidated statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS

- Working capital (including factored receivables) at $183.5m increased 8.6%, which overall was a good result given revenue growth of 25.0%.
- Receivables before provision for doubtful debts, increased $5.9m to $184.7m as a result of revenue growth generally.
- The doubtful debts provision at $9.8m remains conservative in accordance with the Company's reserve requirements.
- Inventory increased $8.3m to $111.8m reflecting the growth of the business.
- Payables increased $2.1m to $114.7m, consistent with increased inventory levels.
- Both net debt levels ($64.8m) and debt to equity ratio of 10.1% have reduced from prior year.
- Interest cover has increased to a strong 43.8 times due to lower interest expense and a stronger Group earnings before interest and tax (EBIT).

	2005 $'000	2004 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	872,732	658,957
Payments to suppliers and employees (inclusive of GST)	(701,320)	(543,246)
	171,412	115,711
Interest received	742	490
Other revenue	3,449	4,672
Borrowing costs	(5,420)	(5,587)
Income taxes paid	(53,821)	(48,671)
Net cash inflow from operating activities	116,362	66,615
Cash flows from investing activities		
Payments for property, plant and equipment	(15,858)	(13,786)
Payments for intangible assets	(21,916)	(10,712)
Proceeds from sales of plant & equipment	513	179
Net cash outflow from investing activities	(37,261)	(24,319)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	11,393	7,985
Proceeds from borrowings	87,278	102,416
Repayment of borrowings	(114,893)	(77,934)
Dividends paid	(64,898)	(50,630)
Net cash outflow from financing activities	(81,120)	(18,163)
Net increase (decrease) in cash held	(2,019)	24,133
Cash at the beginning of the financial year	56,086	30,835
Effects of exchange rate changes on cash	(3,045)	1,118
Cash at the end of the financial year	51,022	56,086

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS

- Cash flows from operations increased 74.7% to $116.4m.
- Payments for property, plant and equipment and intangible assets of $37.8m (4.5% of sales) includes the acquisition of the Palmers and Kustom and Beach Access businesses ($22.1m), and purchases for owned retail store fitouts, instore fittings for retail customers and warehousing upgrades.
- The increase in cash inflows from operations has supported the increase in cash outflows from financing activities, including record dividend payments by the Group.


billabong billabong billabong billabong billabong
Billabong.







AliDean

This Concise Financial Report relates to the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2005. The accounting policies adopted are consistent with those of the previous year.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in the Concise Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

NOTE 1. REVENUE

	2005 $'000	2004 $'000
Revenue from operating activities		
Sale of goods	843,587	674,729
Royalties	4,201	2,616
Other operating income	1,903	380
	849,691	677,725

NOTE 2. DIVIDENDS

	2005 $'000	2004 $'000
Ordinary shares		
2004 final dividend of 14.0 cents per fully paid share paid on 8th November 2004		
(2003 final dividend of 12.5 cents per fully paid share paid on 10th November 2003)		
Fully franked based on tax paid @ 30%	28,786	25,277
2005 interim dividend of 17.5 cents per fully paid share paid on 11th April 2005		
(2004 interim dividend of 12.5 cents per fully paid share paid on 14th April 2004)		
Fully franked based on tax paid @ 30%	36,112	25,353
Total dividends paid	64,898	50,630

Dividends not recognised at year end
In addition to the above dividends, since year end the Directors have declared the payment of a final dividend of 20.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

Franked dividends
The franked portions of the final dividends declared after 30 June 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2006.

NOTE 2. DIVIDENDS (CONTINUED)

	2005 $'000	2004 $'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2004 – 30%)	11,615	15,977

(a) The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the June 2005 quarter tax instalment.

(b) Franking credits of $4,476,000 were transferred from wholly owned entities to the parent entity at the time these entities entered the tax consolidated group on 1 July 2002.

NOTE 3. EARNINGS PER SHARE

	2005 Cents	2004 Cents
Basic earnings per share	61.0	43.0
Diluted earnings per share	61.0	42.7

	2005 Number	2004 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	205,534,147	202,289,312
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	205,789,471	203,987,660

	2005 $'000	2004 $'000
Reconciliation of earnings used in calculating earnings per share		
Net profit after tax	125,434	87,035
Adjustment items	—	—
Earnings used in calculating Basic and Diluted Earnings Per Share	125,434	87,035

Options

Options granted to employees under the Billabong Executive Incentive Option Plan and issues under the Element acquisition are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The Options have not been included in the determination of basic earnings per share.

NOTE 4. SEGMENT INFORMATION

2005 Primary Reporting - Geographical segments

	Australia/NZ Japan $1000	America/ Brazil $1000	Europe $1000	Rest of the World $1000	Total $1000
Sales to customers outside the consolidated entity	275,682	394,022	173,883	---	843,587
Other revenue	415	1,882	750	4,201	7,248
Total revenue	276,097	395,904	174,633	4,201	850,835
Segment result (includes inter-company royalties and sourcing fees)	123,088	55,050	17,747	4,201	200,086
Less: depreciation	(2,655)	(3,737)	(2,623)	---	(9,015)
Less: amortisation - goodwill	(2,679)	(622)	---	---	(3,301)
Less: interest paid (net)	(1,047)	(2,346)	(898)	---	(4,291)
Operating profit before tax	116,707	48,345	14,226	4,201	183,479
Consolidated operating profit before tax					183,479
Less: tax					(58,045)
Consolidated operating profit after tax					125,434
Segment assets	673,584	207,126	105,765	---	986,475
Elimination					(44,597)
Total assets					941,878
Segment liabilities	31,808	60,209	36,912	---	128,929
Elimination					(25,250)
Unallocated liabilities					194,326
Total liabilities					298,005
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	23,743	11,508	2,523	---	37,774
Depreciation & amortisation	5,334	4,359	2,623	---	12,316

NOTE 4. SEGMENT INFORMATION (CONTINUED)

2004 Primary Reporting - Geographical segments

	Australia/NZ Japan $'000	America/ Brazil $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to customers outside the consolidated entity	192,684	323,139	158,906	---	674,729
Other revenue	1,514	426	---	2,616	4,556
Total revenue	194,198	323,565	158,906	2,616	679,285
Segment result (includes inter-company royalties and sourcing fees)	95,821	30,035	15,660	2,616	144,132
Less: depreciation	(2,264)	(3,570)	(2,343)	---	(8,177)
Less: amortisation - goodwill	(2,560)	(308)	---	---	(2,868)
Less: interest paid (net)	(2,330)	(1,779)	(1,101)	---	(5,210)
Operating profit before tax	88,667	24,378	12,216	2,616	127,877
Consolidated operating profit before tax					127,877
Less: tax					(40,842)
Consolidated operating profit after tax					87,035
Segment assets	635,655	195,178	116,714	---	947,547
Elimination					(46,367)
Total assets					901,180
Segment liabilities	25,623	60,915	40,157	---	126,695
Elimination					(27,166)
Unallocated liabilities					223,109
Total liabilities					322,638
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	4,948	16,293	3,862	---	25,103
Depreciation & amortisation	4,823	3,878	2,344	---	11,045

Secondary reporting - Business segments

The consolidated entity operates predominantly in one business segment being the surfwear and boardsports apparel and accessories market.

NOTE 5. FULL FINANCIAL REPORT

Further financial information can be obtained from the Full Financial Report which is available from the Company, free of charge, on request. Shareholders should contact the Share Registry on telephone number 1300 552 270, by fax on (+61 7) 3229 9860 or by email on brisbane.services@computershare.com.au to request a copy. Alternatively, both the Concise Annual Report and the Full Financial Report can be accessed on the internet at Billabong's Corporate website www.billabongcorporate.com.

DIRECTORS' DECLARATION

The Directors declare that in their opinion, the Concise Financial Report of the consolidated entity for the year ended 30 June 2005 as set on pages 54 to 61 complies with Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this Concise Financial Report have been derived from the Full Financial Report for the year ended 30 June 2005.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report, which as indicated in note 5, is available on request.

This declaration is made in accordance with a resolution of the Directors.



Ted Kunkel
Chairman

Gold Coast, 19 August 2005



James Wood





George Newsholme

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF BILLABONG INTERNATIONAL LIMITED

AUDIT OPINION

In our opinion:

(a) the Concise Financial Report of Billabong International Limited for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*; and

(b) the remuneration disclosures contained in sections A and C of the Remuneration Report that are contained on pages 38-39 and 42-43 respectively comply with Australian Accounting Standard AASB 1046: *Director and Executive Disclosures by Disclosing Entities* (AASB 1046) and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our Audit Report.

SCOPE

The Concise Financial Report, remuneration disclosures and Directors' responsibility

The Concise Financial Report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, discussion and analysis of and notes to the financial statements, and the Directors' declaration for Billabong International Limited (the Company) for the year ended 30 June 2005.

The Company has disclosed information about the remuneration of Directors and executives ("remuneration disclosures"), as required by AASB 1046, in sections A and C under the heading "Remuneration Report" on pages 38-39 and 42-43 of the Directors' Report, as permitted by the Corporations Regulations 2001.

The Directors of the Company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*. The Directors are also responsible for the remuneration disclosures contained in the Directors' Report.

AUDIT APPROACH

We conducted an independent audit of the Concise Financial Report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement and the remuneration disclosures comply with AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the Full Financial Report of the Company for the financial year ended 30 June 2005. Our Audit Report on the Full Financial Report was signed on 19 August 2005, and was not subject to any qualification.

In conducting our audit of the Concise Financial Report, we performed procedures to assess whether in all material respects the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports* and whether the remuneration disclosures comply with AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the Concise Financial Report is consistent with the information in the Full Financial Report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the Concise Financial Report which were not directly derived from the Full Financial Report and remuneration disclosures.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the Concise Financial Report.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

R A Baker
Partner

Gold Coast, 19 August 2005

The shareholder information set out below was applicable as at 10 August 2005.

DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted Options	
	Number of Shareholders	Number of Shares	Number of Option Holders	Number of Options
1 - 1,000	10,078	4,669,323	1	1,000
1,001 - 5,000	4,397	10,146,466	17	54,945
5,001 - 10,000	458	3,351,658	26	198,547
10,001 - 100,000	265	7,675,005	34	708,890
100,001 and over	72	180,665,595	—	—
	15,270	206,508,047	78	963,382

There were 95 holders of less than a marketable parcel of ordinary shares.

EQUITY SECURITY HOLDERS

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares	
	Number held	Percentage of issued shares
Gordon Merchant (No. 2) Pty Ltd	42,414,450	20.54%
National Nominees Limited	22,527,367	10.91%
Westpac Custodian Nominees Limited	21,491,104	10.41%
JP Morgan Nominees Australia Limited	20,596,891	9.97%
Jontex Pty Ltd	11,575,966	5.61%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	5,476,163	2.65%
ANZ Nominees Limited	5,468,396	2.65%
ANZ Nominees Limited <Cash Income a/c>	5,206,095	2.52%
Cogent Nominees Pty Limited	4,535,133	2.20%
AMP Life Limited	3,431,434	1.66%
Citicorp Nominees Pty Limited	3,147,680	1.52%
Cogent Nominees Pty Limited <SMP a/c>	2,722,905	1.32%
UBS Nominees Pty limited <Prime Broking a/c>	2,632,862	1.27%
GSM Pty Ltd	2,268,994	1.10%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	2,143,784	1.04%
Mr Paul Naude	2,064,512	1.00%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	1,655,875	0.80%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	1,429,256	0.69%
Citicorp Nominees Pty Limited <CFS WSLE Industrial Share a/c>	1,378,797	0.67%
Queensland Investment Corporation	1,359,859	0.66%
	163,527,523	**79.19%**

Unquoted Equity Securities

	Number on issue	Number of holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares	828,768	70
Options issued pursuant to an agreement in connection with the acquisition of the American based Element Skateboards Inc on 4 July, 2001	134,614	8

The options listed above are the only unquoted equity securities on issue. No person holds 20% or more of these securities.

SUBSTANTIAL HOLDERS

As at 10 August, 2005 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below :

Ordinary shares	Number	Percentage
Gordon Merchant (No. 2) Pty Ltd & GSM Pty Ltd	46,823,703	22.83%
Gordon Stanley Merchant	44,683,444	21.78%
Commonwealth Bank of Australia	15,416,804	7.47%
ING Australia Holdings Limited	12,720,230	6.16%
Gary Milton Pemberton & Jontex Pty Ltd	12,575,966	6.18%
Concord Capital Ltd	10,656,640	5.17%

VOTING RIGHTS

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options

No voting rights.

STOCK EXCHANGE LISTING

The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

SHAREHOLDER ENQUIRIES

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia: 1300 552 270
Telephone International: (+61 7) 3237 2100
Fax: (+61 7) 3229 9860
Email: brisbane.services@computershare.com.au

CHANGE OF ADDRESS

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

DIVIDENDS

Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

ANNUAL REPORT

All shareholders will receive a copy of the Concise Annual Report. Shareholders who do not wish to receive the Concise Annual Report should contact the Share Registry. These shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS (TFN)

Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

CONSOLIDATION OF MULTIPLE SHAREHOLDINGS

If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

BECOME AN ONLINE SHAREHOLDER

Billabong offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed Annual Report and to view the Annual Report on line in the future.

Registration for this service provides shareholders with an e-mail advice containing a link to www.billabongcorporate.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongcorporate.com shareholders can view:

- Annual and Half-Year Reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

To register, shareholders should visit our share registry at www.computershare.com and follow these easy steps:

- Click on 'Investors'
- Click on 'Register Your Email Address'
- Next, select 'Billabong International' from the drop down list
- Then enter your personal security information:
  - Holder Identification Number (HIN) or Security Reference Number (SRN);
  - family or Company name and postcode; and
- Click on 'submit' and follow the prompts.

After the shareholder has entered their email address and selected which publications they wish to receive, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'reply' to confirm their details, then 'send'.

CORPORATE DIRECTORY

DIRECTORS	**Ted Kunkel**, Non-Executive Chairman
	Derek O'Neill, Chief Executive Officer
	Margaret Jackson AC, Non-Executive Director
	Allan McDonald, Non-Executive Director
	Gordon Merchant, Non-Executive Director
	Paul Naude, Executive Director
	Colette Paull, Non-Executive Director
	Gary Pemberton AC, Non-Executive Director
COMPANY SECRETARY	**Craig White**, C.A., B.Sc. Economics & Accounting (Joint Honours), MBA
SENIOR MANAGEMENT	**Derek O'Neill**, Chief Executive Officer
	Peter Casey, General Manager, Billabong Europe
	Nilan Fonseka, General Manager, Billabong New Zealand
	Chris Kypriotis, General Manager, Billabong Brazil
	Paul Naude, General Manager, Billabong USA
	Shannan North, General Manager, Billabong Australasia
	Ietoshi Ueda, General Manager, Billabong Japan
	Craig White, Chief Financial Officer and Company Secretary
PRINCIPAL AND REGISTERED OFFICE	1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA
	Telephone: +617 5589 9899 Facsimile: +617 5589 9800
POSTAL ADDRESS	PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA
INTERNET	www.billabongcorporate.com
EMAIL	info@billabong.com.au
SHARE REGISTRY	Computershare Investor Services Pty Limited
	GPO Box 523 BRISBANE QLD 4001
	Telephone Australia: +1300 552 270
	Telephone International: +617 3237 2100 Facsimile: +617 3229 9860
AUDITORS	PricewaterhouseCoopers: Waterfront Place 1 Eagle Street BRISBANE QLD 4000
SOLICITORS	Clayton Utz: 71 Eagle Street BRISBANE QLD 4000
BANKERS	Commonwealth Bank of Australia: 240 Queen Street BRISBANE QLD 4000
	Westpac Banking Corporation: 260 Queen Street BRISBANE QLD 4000
STOCK EXCHANGE LISTING	Billabong International Limited shares are listed on the Australian Stock Exchange. The home branch is Brisbane, Ticker: BBG

AUSTRALIA

GSM (OPERATIONS) PTY LTD
ABN 67 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

USA

BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

FRANCE

GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

JAPAN

GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 64 963 6170
FAX: +81 64 963 6171

NEW ZEALAND

GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
53-55 Paul Matthews Drive
PO Box 302-500
North Harbour
AUCKLAND 1331 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

CANADA

BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H45 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

HONG KONG

GSM (CENTRAL SOURCING) PTY LTD
ABN 12 089 138 732
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok, Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

BRAZIL

GSM BRASIL LTDA
Incorporated in Brazil
Rua Tenente Alberta Spicciati
200 Barra Funda CEP 01 140 130
Sao Paulo SP BRAZIL
PH: + 55 11 3618 8600
FAX: + 55 11 3618 8636

THE DOCUMENTARY - II



3mm Spine

BILLABONG INTERNATIONAL LIMITED

CONCISE ANNUAL RE





Billabong International Limited

ABN 17 084 923 946



EXPLANATORY MEMORANDUM

RESOLUTION 1 - FINANCIAL STATEMENTS

The Annual Report for the period ended 30 June 2005 has been provided to you with the material accompanying this Notice of Meeting. Shareholders will be given the opportunity to ask questions of the Board of Directors and the Auditor in relation to the Annual Report at the Annual General Meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution 1.

RESOLUTIONS 2 and 3 - RE-ELECTION OF DIRECTORS

Ms. Margaret Jackson retires by rotation in accordance with Article 17.1 of the Company's Constitution. Ms. Jackson has been a Non-Executive Director of the Company since 4 July 2000. Being eligible, Ms. Jackson offers herself for re-election.

Mr. Allan McDonald retires by rotation in accordance with Article 17.1 of the Company's Constitution. Mr. McDonald has been a Non-Executive Director of the Company since 4 July 2000. Being eligible, Mr. McDonald offers himself for re-election.

The Board (in each case, in the absence of the relevant Director) unanimously recommends that shareholders vote in favour of the re-elections of Ms. Jackson and Mr. McDonald.

RESOLUTION 4 – REMUNERATION REPORT

The Remuneration Report is set out on pages 38 to 43 of the Directors' Report in the Company's Concise Annual Report 2005. The report:

- explains the Company's remuneration reward framework for its senior managers;
- discusses how the remuneration reward framework aligns reward with achievement of strategic and financial objectives and creation of value for shareholders;
- sets out remuneration details for each Director and for the Company's senior management team;
- provides details on all equity instruments provided as remuneration to each Director of the Company and its senior managers;
- details major provisions of service agreements between the Company and the senior management team.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution 4.

RESOLUTION 5 – INCREASE IN AGGREGATE MAXIMUM AMOUNT OF NON-EXECUTIVE DIRECTORS' REMUNERATION

The Company's Constitution limits the aggregate fixed sum paid to Non-Executive Directors to the amount last determined by a general meeting. The amount of $800,000 was set by shareholders on 4 July 2000.

Independent professional remuneration consultants, Godfrey Remuneration Group Pty Limited (GRG), were appointed by the Company to benchmark the remuneration practice for Non-Executive Directors of the Company against market practice for comparable companies. GRG has recommended a 50% increase from $800,000 to $1,200,000.

As at 30 June 2005 the market capitalisation of the Company was in excess of $2.7 billion making it one of Australia's largest companies. The proposed increase in remuneration reflects the increase in Directors' responsibilities and time commitments over the past five years. Accordingly it is proposed to increase each Non-Executive Directors' remuneration from $75,000 to $100,000 per annum, and to increase the Chairman's remuneration from $175,000 to $225,000 per annum. It is also proposed to recognise the significant workload and responsibility of the Chairman of the Audit Committee with an additional payment of $25,000 per annum.

Furthermore due to the increasing complexity of this global business, an increase in the aggregate maximum amount of Non-Executive Directors' remuneration, will provide the Company with the opportunity to add additional appropriately skilled Non-Executive Directors in the short to medium term.

RESOLUTIONS 6 AND 7 – AWARD OF SHARES TO EXECUTIVE DIRECTORS UNDER THE EXECUTIVE PERFORMANCE SHARE PLAN

The establishment of the Billabong International Limited Executive Performance Share Plan was approved by shareholders at last year's Annual General Meeting. The Plan is designed to provide an incentive for executives to achieve above average performance over the medium term in the Company's businesses. Under the Plan, Directors of the Company are able to make an award of fully paid ordinary shares in the Company. The shares remain in the possession of the trustee of the Plan pursuant to the provisions of the Billabong Executive Performance Share Plan Trust Deeds and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved.

EXPLANATORY MEMORANDUM

The performance criteria for these awards of performance shares are based on Billabong's earnings per share ("EPS") growth for the three years ending 30 June 2006 to 30 June 2008 ("performance period") as follows:

a) if annual compound EPS growth over the performance period compared to the 2004/05 Financial Year ("base year") is less than 12.5% no shares will vest;

b) if annual compound EPS growth over the performance period compared to the base year is equal to 12.5%, 50% of the shares awarded will vest at the end of the performance period. If annual compound EPS growth compared to the base year is greater than 12.5% but less than 15%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 75%;

c) if annual compound EPS growth over the performance period compared to the base year is equal to 15%, 75% of the shares awarded will vest at the end of the performance period. If annual compound EPS growth compared to the base year is greater than 15% but less than 20%, the proportion of shares vesting will be increased on a pro-rata basis between 75% and 100%; and

d) if the annual compound EPS growth over the performance period compared to the base year is equal to or greater than 20%, all of the performance shares awarded will vest.

A summary of the major provisions of the rules of the Executive Performance Share Plan can be viewed on the Company's website *www.billabongcorporate.com.*

As advised to shareholders in last year's Explanatory Memorandum the Directors expect to make awards of shares under the Plan each year. Any shares issued to Directors require approval of shareholders under ASX Listing Rule 10.14 including shares issued under the Plan.

At last year's Annual General Meeting, shareholders approved the award of up to 65,000 shares to each of Mr. O'Neill and Mr. Naude. The Company issued to the Trustee, 65,000 shares in respect of each of Mr. O'Neill and Mr. Naude. These shares will not vest until the performance criteria are met over a three year period ending 30 June 2007.

The Board proposes to make awards of shares identified in their respective resolutions to Mr. Derek O'Neill, the Chief Executive Officer of the Company and Mr. Paul Naude, the General Manager, Billabong USA. It is proposed that the relevant shares be issued within three months of shareholder approval.

Each of the Non-Executive Directors of the Company recommends that shareholders vote in favour of these resolutions.

Pursuant to ASX Listing Rule 10.15.5 the Company will disregard any votes cast on resolution 6 by Mr. O'Neill and Mr. Naude and any associate of Mr. O'Neill and Mr. Naude and will disregard any votes cast on resolution 7 by Mr. Naude and Mr. O'Neill and any associate of Mr. Naude or Mr. O'Neill.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction of the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 8 - REPEAL OF EXISTING CONSTITUTION AND ADOPTION OF A NEW CONSTITUTION

It is proposed that the current Constitution be repealed in its entirety and replaced with an updated standard form Constitution. The present Constitution has not been reviewed in detail since the Company listed in August 2000.

The Board of Directors has received legal advice the existing Constitution does not adequately reflect the current state of the law and have proposed to replace the existing Constitution with a more appropriate and up to date Constitution.

The proposed new Constitution is broadly consistent with the provisions of the Company's current Constitution. However there are some differences. The major differences to the existing Constitution are set out below:

1. ***References to Corporations Act 2001*** - The terminology in the Constitution has been updated to refer to the *Corporations Act 2001* and the *Corporations Regulations 2001* rather than the Corporations Law.
2. ***References to ASTC Settlement Rules*** - The Constitution now incorporates reference to the ASTC Settlement Rules, which are principally concerned with the electronic transfer and settlement of securities and the establishment and administration of CHESS subregisters for securities. The ASTC Settlement Rules, in general terms, replaced the SCH Business Rules which are referred to in the Company's existing Constitution.
3. ***Transfer of Securities*** - The transfer provisions have been updated to reflect the current *Corporations Act 2001*, Listing Rules, and ASTC Settlement Rules requirements, including with respect to electronic or computerised transfers of securities.
4. ***Indemnities*** - The new Constitution updates the provisions regarding the Company's indemnification of its Directors, Secretary, and Executive officers against liabilities and attendant legal costs.
5. ***ASX Listing Rules*** - The new Constitution contains a provision that confirms the interaction of the ASX Listing Rules with the Constitution, from time to time.

Pursuant to section 136 of the *Corporations Act 2001*, it is necessary for a special resolution of shareholders to be passed to adopt the new Constitution.

Your Directors recommend that you vote in favour of the resolution.
For your information, the key provisions of the Constitution are summarised below. This summary is not intended to be exhaustive.

1. ***Voting*** - At a general meeting, every shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and one vote on a poll for each fully paid share held (with proportional voting rights for partly paid shares). Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. A poll may be demanded by at least five shareholders entitled to vote on the resolution, shareholders with at least 5% per cent of the votes that may be cast on the resolution on the poll, or the Chairman.

2. ***Dividends*** - The Directors may from time to time pay dividends to shareholders out of the profits of the Company. The Directors may pay any interim and final dividends as, in their judgment, the financial position of the Company justifies. The Directors may fix the amount and the method of payment of the dividends. The payment of a dividend does not require any confirmation by a general meeting.

   Subject to any special rights attaching to shares with special dividend rights, of which none are currently on issue, all dividends must be paid equally on all shares and in proportion to the number of, and the amounts paid on, the shares held.

3. ***Issue of further shares*** - The Directors may subject to the restrictions on the issue of shares imposed by the Constitution, the Listing Rules and the *Corporations Act 2001* issue, grant options in respect of, or otherwise dispose of further shares on terms and conditions including preferential, deferred or special rights, privileges or conditions, or restrictions, as they see fit.

4. ***Variation of class rights*** - Subject to the *Corporations Act 2001* and their terms of issue, the rights attaching to any class of shares may be varied with the written consent of 75% of the holders of shares in the class or by a special resolution passed at a separate meeting of the holders of shares of the class. In either case, the holders of not less than 10% of the votes in the class of shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

   The creation or issue of further shares ranking equally with a class of shares already on issue is not a variation of class rights.

5. ***Transfer of shares*** - Shareholders may transfer shares by a written transfer instrument in the usual form or any form approved by the Directors or by a proper transfer effected in accordance with the ASTC Settlement Rules and ASX requirements. All transfers must comply with the Constitution, the Listing Rules, the ASTC Settlement Rules and the *Corporations Act 2001*.

   The Directors may refuse to register a transfer of shares, including in circumstances where the transfer is not in registrable form or the refusal to register the transfer is permitted by the Listing Rules or ASX. The Directors must refuse to register a transfer of shares where required to do so by the Listing Rules. If the Directors decline to register a transfer, the Company must give notice of the refusal and the reasons for the refusal as required by the *Corporations Act 2001* and the Listing Rules.

   Subject to the *Corporations Act 2001*, Listing Rules and ASTC Settlement Rules, the Directors may suspend the registration of transfers at such times and for such periods as they determine.

6. ***Share buy-backs*** - The Company may buy back shares in itself in accordance with the provisions of the *Corporations Act 2001*.

7. ***General meeting and notices*** - Each shareholder is entitled to receive notice of, and except in certain circumstances, attend and vote at general meetings of the Company and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution or the *Corporations Act 2001*.

8. ***Winding up*** - Subject to any special resolution or rights or restrictions attaching to any class or classes of shares, shareholders will be entitled on a winding up to a share in any surplus assets of the Company in proportion to the shares held by them.

9. ***Proportional takeover provisions*** - The Constitution contains provisions requiring shareholder approval in relation to any proportional takeover bid. The provisions will lapse unless renewed by a special resolution of shareholders in general meeting three years from the date of their adoption.

   In accordance with sub-section 648G(5) of the *Corporations Act 2001*, which requires the provision of certain information in relation to constitutions that contain proportional takeover approval provisions, the following information is provided to shareholders:

   Effect of adoption of proportional takeover approval provision - If a proportional takeover offer is received, the Directors are obliged to convene a meeting of shareholders to be held 15 days or more before the offer closes. The purpose of the meeting is to vote upon a resolution to approve the proportional takeover.

   If no such resolution is voted on in this manner, the resolution is deemed to have been approved. This in effect means that the shareholders as a body may only prohibit a proportional takeover offer by rejecting such a resolution. If the resolution is approved or deemed to be approved, transfers of shares under the proportional takeover offer (provided they are in all other respects in order for registration) will be registered.

   If the resolution is rejected, registration of transfers under the proportional takeover offer is prohibited and the offer is deemed by the *Corporations Act 2001* to have been withdrawn.

   The proposed provisions will expire three years after adoption of the new Constitution unless renewed by a further special resolution. It should be noted that this takeover approval provision does not apply to full takeover offers.

   Reasons for proposing the resolution - A proportional takeover offer may result in effective control of the Company changing hands without shareholders having the opportunity of disposing of all their shares. The proposed provisions can prevent this occurring by giving shareholders the opportunity to decide whether a proportional takeover scheme is acceptable and should be permitted to proceed.

   Potential advantages and disadvantages for the Directors and shareholders - It is a potential advantage to all shareholders that they have the opportunity to consider and vote upon any proposed proportional takeover offer. For a proportional takeover offer to be approved, it must be approved by more than half of the shares voted at the meeting excluding the shares of the offeror and its associates, and accordingly the existence of the provisions is likely to cause an intending offeror to formulate its offer in a way that would be attractive to a majority of shareholders.

   The proportional takeover approval provisions will also enable the Directors to ascertain the views of shareholders on any proportional takeover offer.

   As to the possible disadvantages of the provisions, it may be perceived by some shareholders the provisions may make a proportional takeover offer less likely to succeed and that therefore the chances of receiving an opportunity to dispose of a part of their shares would be reduced. This may be thought to potentially remove or reduce any speculative element of the market price of the Company's shares arising from the possibility of a proportional takeover. Some shareholders may consider the presence of the proposed provisions to be a restriction on their freedom to deal as they see fit with their shares.

   Directors' statement - As at the date of this notice of meeting, none of the Directors are aware of a proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

10. *Sale of non-marketable parcels* - The Constitution provides that the Directors may cause the Company to sell a shareholder's shares, if that shareholder holds less than a marketable parcel of shares, provided that the procedures set out in the Constitution are followed. A non-marketable parcel of shares is defined in the ASX Market Rules and is, generally, a holding of shares with a market value of less than $500.

11. *Directors – appointment and removal* - The minimum number of Directors is three and the maximum is no more than 10, unless the shareholders of the Company pass a resolution altering the maximum or minimum number. Directors are elected at annual general meetings of the Company. Retirement will occur on a rotational basis so that generally one third of the Directors plus any director who has held office no later than the longer of the third annual general meeting or three years following that Director's last election or appointment excluding the Managing Director, must retire at each annual general meeting of the Company. A Director retiring by rotation may, subject to certain restrictions, offer themself for re-election.

    The Directors may also appoint a Director to fill a casual vacancy on the board or in addition to the existing Directors, who will then hold office until the next annual general meeting of the Company.

12. *Directors – voting* - Questions arising at a meeting of Directors will be decided by a majority of votes of the Directors present at the meeting and entitled to vote on the matter. If the votes are equal on a proposed resolution, the chairman of the meeting does not have a casting vote.

13. *Directors – remuneration* - The Non-Executive Directors, are entitled to be paid fees for their services as a Director as the Directors decide, but the total amount provided to all Directors for such services must not exceed in aggregate in any financial year the maximum aggregate sum as may be approved from time to time by the Company in general meeting. Any change to that aggregate sum needs to be approved by shareholders. The Constitution also makes provision for the Company to pay all reasonable expenses of Directors in attending meetings and carrying out their duties.

14. *Directors' and officers' indemnity* - Under the Constitution, the Company must, on a full indemnity basis and to the full extent permitted by law, indemnify each person who is or has been a Director or Secretary of the Company, against any liability including costs and expenses incurred by that person.

    To the extent permitted by law, the Company may insure a Director or Secretary against any liability incurred by that person and may also enter into an agreement or deed with a Director, Secretary or person who is, or has been an officer of the Company (or a subsidiary of the Company), requiring the Company:

    a) to allow that person access to the books and records of the Company;

    b) to indemnify that person against any liability;

    c) to make a payment in respect of the legal costs of that person; or

    d) to keep that person insured in respect of any act or omission by that person while an officer of the Company (or a subsidiary of the Company).

    The Company has entered into a deed of access, indemnity and insurance with each Director, which confirms the Director's right of access to Board papers and requires the Company to indemnify the Director for liability incurred as an officer and promoter of the Company, subject to the restrictions imposed by the *Corporations Act 2001*, other laws and the terms of its Constitution. The Company has also entered into deeds of access, indemnity and insurance with its senior management.

15. *Amendment* - The Constitution may be amended only by a special resolution passed by at least three quarters of the votes cast by shareholders entitled to vote on the resolution. Currently, the *Corporations Act 2001* requires at least 28 days written notice specifying the intention to propose the resolution to be given.

16. *ASX* - For so long as the Company is listed on the ASX the following will apply:

    a) Notwithstanding anything contained in the Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

    b) Nothing contained in the Constitution prevents an act being done that the Listing Rules require to be done.

    c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

    d) If the Listing Rules require the Constitution to contain a provision and it does not contain such a provision, the Constitution is deemed to contain that provision.

    e) If the Listing Rules require the Constitution not to contain a provision and it contains such a provision, the Constitution is deemed not to contain that provision.

    f) If any provision of the Constitution is or becomes inconsistent with the Listing Rules, the Constitution is deemed not to contain that provision to the extent of the inconsistency.

A copy of the proposed new Constitution will be made available to any member on request. Should you wish to receive a copy of the proposed new Constitution please contact

Mr. Craig White on +61 7 5589 9899 or email *secretary@billabong.com.au*

A copy of the proposed new Constitution is available for inspection by any member at the Company's registered office or can be viewed on the Company's website *www.billabongcorporate.com.*

Summary of the Billabong Executive Performance Share Plan 2005/06

The following is a summary of the major provisions of the rules of the Plan:

1. **Eligibility:** Executives, including directors and other employees of Billabong and its associated companies will be eligible to participate in the Plan as determined by the Board in its absolute discretion. No shares may be granted to any director of the Company without the express prior approval of Billabong's shareholders.

2. **Award:** The Board may from time to time, and in its absolute discretion, award shares to certain executives in accordance with the terms and conditions of the Plan, the Trust Deed and any applicable law. The shares will vest with the executives unless and until the performance criteria specified by the Board at the time of the award of the shares are satisfied. The expected performance criteria for the initial award of shares are detailed below in paragraph 4. Until the performance criteria are satisfied the shares will be held by the trustee of the Billabong Executive Performance Share Plan Trust ("Trustee") and will be liable to be forfeited.

3. **Trust Deeds**: The Board shall from time to time instruct the Trustee to subscribe for, or purchase shares with money provided by the Company. The shares will normally be held by the Trustee until the shares have vested with the particular executive subsequent to satisfaction of the performance criteria and an application for release has been accepted by the Company.

4. **Performance Criteria:** The Board will stipulate in an award of shares to the executive the performance criteria which must be satisfied before the shares vest with the executive. The performance criteria will be based on annual earnings per share ("**EPS**") growth over a three-year period ("**Performance Period**").

   The extent to which the performance criteria have been met will be assessed by the Board at the expiry of the Performance Period. The performance criteria for awards of shares to made in the financial year ended 30 June 2006 will be based on Billabong's EPS growth over the three years ending 30 June 2006 to 30 June 2008 as follows:

   (a) if annual compound EPS growth over the three years compared to the 2004/05 Financial Year ("Base Year") is less than 12.5% no shares will vest;

   (b) if annual compound EPS growth over the Performance Period compared to the Base Year is equal to 12.5%, 50% of the shares awarded will vest with the executive at the end of the Performance Period. If annual compounded EPS growth compared to the Base Year is greater than 12.5% but less than 15%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 75%;

   (c) if annual compound EPS growth over the Performance Period compared to the Base Year is equal to 15%, 75% of the shares awarded will vest with the executive at the end of the Performance Period. If annual compound EPS growth compared to the Base Year is greater than 15% but less than 20%, the proportion of shares vesting will be increased on a pro-rata basis between 75% and 100%; and

   (d) if the annual compound EPS growth over the Performance Period compared to the Base Year is equal to or greater than 20%, all of the performance shares awarded will vest with the executive.

   The Board retains the discretion to vary or waive the performance criteria for future awards of performance shares.

5. **Satisfaction of Performance Criteria:** The Board must be satisfied in its absolute discretion that the performance criteria has been satisfied. Once it is and once it has issued the eligible executive with what is described as a vesting notice, the shares will vest in the executive and will be held by the Trustee on behalf of the executive pursuant to the terms of the Trust Deeds.

   If the executive is an Australian resident for tax purposes, the vested shares will continue to be held by the Trustee for a period of up to 10 years subject to certain disposal restrictions unless and until the executive makes a successful application to the Board for the shares to be sold or transferred at their direction.

   If the executive is not an Australian resident for tax purposes they must give the Company an Application for Release and request the vested shares be sold or transferred at their direction. In the event the non resident executive does not give the Company an Application for Release, the Board at its absolute discretion may determine how the vested shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto. The non resident executive will be entitled to the net proceeds from the sale of any vested shares by the Trustee.

6. **Entitlements**: The eligible executive will be entitled to the following share entitlements immediately upon the award of the shares to them:

   (a) income derived from the shares including dividends;

   (b) the right to participate in any dividend reinvestment plan or bonus share plan operated by Billabong in respect of all shares held on the executive's behalf;

   (c) the right to receive notices of every general meeting of Billabong and any documents which accompany such notice; and

   (d) the right to direct the Trustee to vote on the executive's behalf (to the extent permitted by law) in respect of the executive's shares by way of written notice to the Trustee not less than 72 hours before any general meeting of Billabong.

7. **Disposal Restrictions**: Once the Board determines that relevant performance criteria have been met and gives the executive a vesting notice, the vested shares of executives who are Australian residents for tax purposed will continue to be held b the Trustee until the earlier of:

   (a) the date the executive ceases to be an employee of the Company or a related company;

   (b) the date the Board, at its absolute discretion, approves an application by the executive for the vested shares to be sold, transferred or held by the Trustee; and

   (c) the 10th anniversary of the date the shares were awarded to the executive.

8. **Trustee may withhold:** In the event the Board at its absolute discretion approves an executive's application for release of shares, the Trustee may withhold a portion of the sale proceeds or the appropriate number of vested shares whichever is applicable to satisfy all costs and charges incurred by it and all tax liabilities required to be withheld by or a related company, including any taxes or other levies required to be withheld in relation to the vesting of an award or transfer of shares to the eligible executive under the Plan.

9. **Forfeiture**: Unless and until the shares vest with the executive on satisfaction of the performance criteria, the shares will be subject to certain forfeiture conditions. Unless otherwise determined by the Board, the executive will forfeit the shares if:

   (a) the Board determines the executive has committed any act of fraud or defalcation or gross misconduct in relation to the affairs of the Company or an associated company;

   (b) the conditions to which an award of shares is subject have not be satisfied within the relevant time period, or

   (c) the executive's employment with the Company or associated company is terminated.

   The Board may in its absolute discretion determine that any forfeited shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto including how any proceeds from the sale of the forfeited shares are to be applied. An executive shall have no rights to the proceeds from any sale, disposal or dealing in the forfeited shares.

10. **Consideration:** An executive will not be required to make any payment whatsoever for any shares awarded.

11. **Termination:** The Plan may be terminated or suspended at any time by a resolution of the Board. The Board shall, in respect of any outstanding awards of shares, determine in its absolute discretion that either such awards shall lapse or performance criteria to which the shares are subject be varied on such terms as the Board may determine.

12. **Amendment:** The Plan may be amended by resolution of the Board, provided there is no reduction of rights of executives in respect of shares awarded under the Plan, except where the amendment is to:

   (a) comply with or conform to relevant present or future State, Territory or Commonwealth legislation;

   (b) correct a manifest error or mistake; or

(c) enable the Company to comply with the Corporations Act 2001, the ASX Listing Rules or any other applicable law.

The Plan rules allows for rules to be adopted that provide for the grant of awards on additional or modified terms in relation to participants in overseas jurisdictions to take account of local securities, exchange control or taxation laws or regulations or other applicable factors.

13. **Administration:** The Plan is administered by the Board.

14. **Maximum Shares:** The maximum number of shares awarded under the Plan is limited so that the total number of shares awarded under the Plan together with shares issued or allotted under any other employee incentive plan of the Company in any five year period must not exceed 5% of the shares of the Company.

    The 5% figure is the threshold which ASIC applies to prospectus relief for shares and options issued by a listed company under employee share and option plans.

15. **Non-resident executives:** The Plan applies both to Australian executives who receive salary or wages within the meaning of s136 of the *Fringe Benefits Tax Assessment Act 1986* (Cth) ("resident executives") and to non-resident executives i.e. those executives who are, for taxation purposes, considered a resident of an overseas jurisdiction. The Board has an absolute discretion to award a non-resident executive rights rather than shares if possible if it considers the award of shares has or may have an adverse taxation consequence to the non-resident executive and/or to the Company.

Importance of Plan

The Plan enables the Company to grant shares to executives and senior managers of the Company which vest upon the satisfaction of certain performance criteria. The Board considers the incentive to management under the Plan to be an important tool in attracting, motivating and retaining talented employees and executives.

For this reason, the directors are seeking shareholder approval to approve the Plan and the accompanying Trust Deeds. The Board intends that this Plan will replace the current Executive Incentive Option Plan of the Company. Please note that no shares may be awarded to any director under the Plan without prior shareholder approval.

Copies of the Executive Performance Share Plan and Trust Deed are available:

- on the Company's website at: www.billabongcorporate.com; or
- upon request, at the Company's registered address at 1 Billabong Place, Burleigh Heads, Qld 4220

CLAYTON UTZ

Constitution of Billabong International Ltd ACN 084 923 946

Clayton Utz Lawyers
Level 28 Riparian Plaza 71 Eagle Street Brisbane QLD 4000 Australia
GPO Box 55 Brisbane QLD 4001
T + 61 7 3292 7000 F + 61 7 3003 1366

www.claytonutz.com

Legal\100730994.3

Table of contents

Billabong International Ltd ACN 084 923 946

Constitution

1. Preliminary

1.1 Definitions and interpretation

Schedule 1 applies and forms part of this Constitution.

1.2 Nature of the Company

The Company is a public company limited by shares.

1.3 Replaceable rules

The replaceable rules in the Corporations Act do not apply to the Company.

1.4 Listing Rules

If the Company is admitted to the Official List of the ASX, the following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

2. Shares

2.1 Issue of Shares and options

(a) Subject to the Applicable Law and any rights and restrictions attached to a class of Shares, the Company may:

(i) allot and issue unissued Shares; and

(ii) grant options over unissued Shares,

on any terms, at any time and for any consideration, as the Directors resolve.

(b) The powers of the Company under Article 2.1(a) may only be exercised by the Directors.

2.2 Variation of classes and class rights

(a) Subject to the Corporations Act and the terms of issue of Shares in a particular class, the Company may:

(i) vary or cancel rights attached to Shares in that class; or

(ii) convert Shares from one class to another,

by a special resolution of the Company and:

(iii) a special resolution passed at a meeting of the Members holding Shares in that class; or

(iv) the written consent of Members who are entitled to at least 75% of the votes that may be cast in respect of Shares in that class.

(b) The provisions in this Constitution concerning meetings of Members (with the necessary changes) apply to a meeting held under Article 2.2(a)(iii).

2.3 Converting shares

The Company may by ordinary resolution passed at a general meeting convert all or any of its Shares into a larger or smaller number of Shares.

2.4 Reductions of capital and buy-backs

(a) Subject to the Applicable Law, the Company may:

(i) reduce its share capital; and

(ii) buy-back Shares in itself,

on any terms and at any time.

(b) The method of distribution of a reduction of the share capital of the Company may include any or all of the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(c) If a distribution of a reduction of the share capital of the Company includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of transfer, appoints the Company and each Director as its agent to execute an instrument of transfer or other document required to transfer those shares to that Member.

2.5 Unmarketable parcels of Shares

Schedule 4 applies and forms part of this Constitution.

2.6 Registered holder is absolute owner

Except as required by law, the ASTC Operating Rules or this Constitution, the Company is not required to recognise any interest in, or right in respect of, a Share except an absolute right of legal ownership of the Member registered as the holder of that Share.

2.7 Holding statements and certificates

(a) Subject to the Applicable Law, the Company may not issue certificates for Shares, or cancel existing certificates for Shares without issuing any replacement certificate, if the Directors so resolve.

(b) The Company must issue to each Member, in accordance with the Applicable Law, statements of the holdings of Shares registered in the Member's name.

(c) Subject to Article 2.7(a) and the Applicable Law, the Company must issue to each Member, free of charge and in accordance with the Applicable Law, one certificate in respect of each class of Shares registered in the Member's name.

(d) If a Share is jointly held:

(i) the Company is not required to issue more than one certificate for the Share; and

(ii) delivery of a certificate for the Share to any one of the joint holders of the Share is delivery to all the joint holders.

(e) Subject to Article 2.7(a) and the Corporations Act, the Company must issue a replacement certificate for a Share if:

(i) the Company receives and cancels the existing certificate; or

(ii) the Company is satisfied that the existing certificate is lost or destroyed, and the Member complies with all conditions set out in the Corporations Act and pays any fee as the Directors resolve.

2.8 Voluntary escrow

(a) A Member must give to the Company the information which the Company is required by the Listing Rules to disclose to ASX in respect of any arrangement entered into by that Member which restricts the transfer or other disposal of the Shares of that Member.

(b) The information referred to in Article 2.8(a) must be given to the Company as soon as reasonably practicable, but in any event no later than 2 Business Days prior to the date on which the Company is required by the Listing Rules to disclose that information to ASX.

3. Calls, company payments, forfeiture and liens

Schedule 2 applies and forms part of this Constitution.

4. Transfer of shares

4.1 Electronic Transfer Systems

The Company may do any act, matter or thing permitted under the Applicable Law to facilitate involvement by the Company in any clearing and settlement facility provided under the Applicable Law for the transfer of securities.

4.2 Forms of transfer

(a) Subject to this Constitution, a Member may transfer one or more Shares the Member holds by:

(i) a proper ASTC transfer;

(ii) an instrument of transfer in compliance with this Constitution; or

(iii) any other method permitted by the Applicable Law.

(b) Except as permitted by the Listing Rules or ASX, a Member must not dispose of restricted securities during the escrow period for those securities.

4.3 Instrument of transfer

An instrument of transfer of a Share referred to in Article 4.2(a)(ii) must be:

(a) in writing;

(b) in any usual form or in any other form approved by the Directors that is otherwise permitted by law;

(c) subject to the Corporations Act, executed by or on behalf of the transferor, and if required by the Company, the transferee;

(d) stamped, if required by a law about stamp duty; and

(e) delivered to the Company, at the place where the Register is kept, together with the certificate (if any) of the Share to be transferred and any other evidence as the Directors require to prove:

(i) the title of the transferor to that Share;

(ii) the right of the transferor to transfer that Share; and

(iii) the proper execution of the instrument of transfer.

4.4 Transferor is holder until transfer registered

Subject to the ASTC Operating Rules, a person transferring a Share remains the registered holder of that Share until the transfer for that Share is registered and the name of the person to whom the Share is being transferred is entered in the Register as the holder of that Share.

4.5 Refusal to register transfers

(a) Subject to:

(i) the Applicable Law;

(ii) Article 4.3 and this Article 4.5; and

(iii) clause 2.1(c) of Schedule 2,

the Company must not refuse or fail to register a transfer of Shares.

(b) The Company may refuse to register a transfer of Shares where the Applicable Law permits the Company to do so.

(c) The Company must refuse to register a transfer of Shares where the Applicable Law or a law about stamp duty requires the Company to do so.

(d) Except as permitted by the Listing Rules or ASX, the Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period for those securities.

(e) Schedule 5 applies and forms part of the Constitution.

(f) The Company may apply, or may ask ASTC to apply, a holding lock (including to prevent a transfer, or to refuse to register a paper-based transfer document) where the Applicable Law permits the Company to do so.

(g) The Company must give notice in writing of any refusal to register a transfer of Shares, and the reasons for the refusal, to the person transferring those Shares and the person who lodged the transfer (if not the same person) within 5 Business Days after the date on which the transfer was lodged with the Company.

(h) The Company must give notice in writing of any holding lock, and the reasons for the holding lock, to the Member of those Shares within 5 Business Days after the date on which the Company asked for the holding lock.

(i) Failure by the Company to give notice under Article 4.5(g) or 4.5(h) does not invalidate the refusal to register the transfer or the holding lock.

(j) The powers of the Company under Articles 4.5(b) and 4.5(f) may only be exercised by the Directors.

4.6 No registration fee

The Company must not charge a fee to register a transfer of a Share in compliance with this Constitution except as permitted by the Applicable Law.

4.7 Transmission of Shares

Schedule 3 applies and forms part of this Constitution.

5. Proceedings of Members

5.1 Who can call meetings of Members

(a) Subject to the Corporations Act, the Directors may call a meeting of Members at a time and place as the Directors resolve.

(b) Subject to the Corporations Act, a Director may call a meeting of Members at a time and place as that Director determines.

(c) The Directors must call and arrange to hold a general meeting of the Company on the request of Members made in accordance with the Corporations Act.

(d) The Members may call and arrange to hold a general meeting of the Company as provided by the Corporations Act.

5.2 Annual General Meeting

(a) The Company must hold an AGM if required by, and in accordance with, the Applicable Law.

(b) The business of an AGM may include any of the following, even if not referred to in the notice of meeting:

   (i) the consideration of the annual financial report, director's report and auditor's report for the Company;

   (ii) the election of Directors;

(iii) the appointment of the auditor of the Company; and

(iv) the fixing of the remuneration of the auditor of the Company.

5.3 How to call meetings of Members

(a) The Company must give not less than Prescribed Notice of a meeting of Members.

(b) Notice of a meeting of Members must be given to ASX, each Member, each Director, each Alternate Director and any auditor of the Company.

(c) Holders of preference Shares have the same rights as holders of ordinary Shares to:

(i) receive notice of a meeting of Members; and

(ii) receive notices, reports and financial reports of the Company.

(d) Subject to Article 5.11(h), a notice of a meeting of Members must:

(i) set out the place, date and time for the meeting (and if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

(ii) state the general nature of the business of the meeting; and

(iii) set out or include any other information or documents specified by the Applicable Law.

(e) Subject to the Corporations Act, a notice of a meeting of Members may state the date and time (being not more than 48 hours before the meeting) at which persons will be taken for the purposes of the meeting to hold Shares.

(f) A person may waive notice of any meeting of Members by notice in writing to the Company to that effect.

(g) Subject to the Corporations Act, anything done (including the passing of a resolution) at a meeting of Members is not invalid because either or both a person does not receive notice of the meeting or the Company accidentally does not give notice of the meeting to a person.

5.4 Right to attend meetings

(a) Each Eligible Member and any auditor of the Company is entitled to attend any meetings of Members.

(b) Holders of preference Shares have the same rights as holders of ordinary Shares to attend a meeting of Members.

(c) Subject to this Constitution, each Director is entitled to attend and speak at all meetings of Members.

(d) The chairperson of a meeting of Members may refuse any person admission to, or require a person to leave and remain out of, the meeting if that person:

(i) in the opinion of the chairperson, is not complying with the reasonable directions of the chairperson;

(ii) has any audio or visual recording device;

(iii) has a placard or banner;

(iv) has an article the chairperson considers to be dangerous, offensive or liable to cause disruption;

(v) refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(vi) behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(vii) is not:

A. an Eligible Member;

B. a proxy, attorney or representative of an Eligible Member;

C. a Director; or

D. an auditor of the Company.

5.5 Meeting at more than one place

(a) A meeting of Members may be held in 2 or more places linked together by any technology that:

(i) gives the Eligible Members as a whole in those places a reasonable opportunity to participate in proceedings;

(ii) enables the chairperson to be aware of proceedings in each place; and

(iii) enables the Eligible Members in each place to vote on a show of hands and on a poll.

(b) If a meeting of Members is held in 2 or more places under Article 5.5(a):

(i) an Eligible Member present at one of the places is taken to be present at the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting is taken to have been held.

5.6 Quorum

(a) A quorum for a meeting of Members is 2 Eligible Members entitled to vote at that meeting.

(b) In determining whether a quorum for a meeting of Members is present:

(i) where more than one proxy, attorney or representative of an Eligible Member is present, only one of those persons is counted;

(ii) where a person is present as an Eligible Member and as a proxy, attorney or representative of another Eligible Member, that person is counted separately for each appointment provided that there is at least one other Eligible Member present; and

(iii) where a person is present as a proxy, attorney or representative for more than one Eligible Member, that person is counted separately for each appointment provided that there is at least one other Eligible Member present.

(c) A quorum for a meeting of Members must be present at all times during the meeting.

(d) If a quorum is not present within 30 minutes after the time appointed for a meeting of Members:

(i) if the meeting was called under Article 5.1(c) or Article 5.1(d), the meeting is dissolved; and

(ii) any other meeting is adjourned to the date, time and place as the Directors may by notice to the Members appoint, or failing any appointment, to the same day in the next week at the same time and place as the meeting adjourned.

(e) If a quorum is not present within 30 minutes after the time appointed for an adjourned meeting of Members, the meeting is dissolved.

5.7 Chairperson

(a) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair each meeting of Members.

(b) If at a meeting of Members:

(i) there is no chairperson of Directors;

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Members; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present may, by majority vote, elect a person present to chair all or part of the meeting of Members.

(c) Subject to Article 5.7(a), if at a meeting of Members:

(i) a chairperson of that meeting has not been elected by the Directors under Article 5.7(b); or

(ii) the chairperson elected by the Directors is not willing to chair all or part of a meeting of Members,

the Eligible Members present must elect another person present and willing to act to chair all or part of that meeting.

5.8 General conduct of meetings

(a) Subject to the Corporations Act, the chairperson of a meeting of Members is responsible for the general conduct of that meeting and for the procedures to be adopted at that meeting.

(b) The chairperson of a meeting of Members may:

(i) make rulings or adjourn a meeting of Members without putting the question (or any question) to the vote if that action is required to ensure the orderly conduct of the meeting;

(ii) determine the procedures to be adopted for the casting or recording of votes;

(iii) determine any dispute concerning the admission, validity or rejection of a vote at a meeting of Members;

(iv) subject to the Corporations Act, terminate debate or discussion on any matter being considered at the meeting and require that matter be put to a vote;

(v) subject to the Corporations Act, refuse to allow debate or discussion on any matter which is not business referred to in the notice of that meeting or is not business referred to in Article 5.2(b); or

(vi) subject to the Corporations Act, refuse to allow any amendment to be moved to a resolution set out in the notice of that meeting.

(c) The chairperson of a meeting of Members may delegate any power conferred by this Article to any person.

(d) The powers conferred on the chairperson of a meeting of Members under this Article 5.8 do not limit the powers conferred by law.

5.9 Resolutions of Members

(a) Subject to the Corporations Act, a resolution at a meeting of Members is passed if the number of votes cast in favour of the resolution by Members entitled to vote on the resolution exceeds the number of votes cast against the resolution by Members entitled to vote on the resolution.

(b) Unless a poll is requested in accordance with Article 5.10, a resolution put to the vote at a meeting of Members must be decided on a show of hands.

(c) A declaration by the chairperson of a meeting of Members that a resolution on a show of hands is passed, passed by a particular majority, or not passed, and an entry to that effect in the minutes of the meeting, are sufficient evidence of that fact, unless proved incorrect.

5.10 Polls

(a) A poll may be demanded on any resolution at a meeting of Members except:

(i) the election of a chairperson of that meeting; or

(ii) the adjournment of that meeting.

(b) A poll on a resolution at a meeting of Members may be demanded by:

(i) at least 5 Eligible Members present and entitled to vote on that resolution;

(ii) one or more Eligible Members present and who are together entitled to at least 5% of the votes that may be cast on that resolution on a poll; or

(iii) the chairperson of that meeting.

(c) A poll on a resolution at a meeting of Members may be demanded:

(i) before a vote on that resolution is taken; or

(ii) before or immediately after the results of the vote on that resolution on a show of hands are declared.

(d) A demand for a poll may be withdrawn.

(e) A poll demanded on a resolution at a meeting of Members other than for the election of a chairperson of that meeting or the adjournment of that meeting must be taken in the manner and at the time and place the chairperson directs.

(f) A poll demanded on a resolution at a meeting of Members for the election of a chairperson of that meeting or the adjournment of that meeting must be taken immediately.

(g) The result of a poll demanded on a resolution of a meeting of Members is a resolution of that meeting.

(h) A demand for a poll on a resolution of a meeting of Members does not prevent the continuance of that meeting or that meeting dealing with any other business.

5.11 Adjourned, cancelled and postponed meetings

(a) Subject to the Corporations Act, the chairperson:

(i) may adjourn a meeting of Members to any day, time and place; and

(ii) must adjourn a meeting of Members if the Eligible Members present with a majority of votes that may be cast at that meeting agree or direct the chairperson to do so. The chairperson may adjourn that meeting to any day, time and place.

(b) No person other than the chairperson of a meeting of Members may adjourn that meeting.

(c) The Company is only required to give notice of a meeting of Members resumed from an adjourned meeting if the period of adjournment exceeds 28 days.

(d) Only business left unfinished is to be transacted at a meeting of Members resumed after an adjournment.

(e) Subject to the Corporations Act and this Article 5.11, the Directors may at any time postpone or cancel a meeting of Members by giving notice not less than 5 Business Days before the time at which the meeting was to be held to ASX and each person who is, at the date of the notice:

(i) a Member;

(ii) a Director or Alternate Director; or

(iii) an auditor of the Company.

(f) A general meeting called under Article 5.1(c) must not be cancelled by the Directors without the consent of the Members who requested the meeting.

(g) A general meeting called under Article 5.1(d) must not be cancelled or postponed by the Directors without the consent of the Members who called the meeting.

(h) A notice under Article 5.11(c) of a meeting of Members resumed from an adjourned meeting and a notice postponing a meeting of Members must set out the place, date and time for the revised meeting (and if the revised meeting is to be held in 2 or

more places, the technology that will be used to facilitate this).

5.12 Number of votes

(a) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a show of hands at a meeting of Members, every Eligible Member present has one vote.

(b) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a poll at a meeting of Members, every Eligible Member present has:

(i) one vote for each fully paid up Share (whether the issue price of the Share was paid up or credited or both) that the Eligible Member holds; and

(ii) a fraction of one vote for each partly paid up Share that the Eligible Member holds. The fraction is equal to the proportion which the amount paid up on that Share (excluding amounts credited) is to the total amounts paid up and payable (excluding amounts credited) on that Share.

(c) Amounts paid in advance of a call on a Share are ignored when calculating the proportion under Article 5.12(b)(ii).

(d) If the total number of votes to which an Eligible Member is entitled on a poll does not constitute a whole number, the Company must disregard the fractional part of that total.

(e) A holder of a preference Share has the right to vote in the following circumstances only:

(i) during a period during which a Dividend (or part of a Dividend) in respect of the Share is in arrears;

(ii) on a proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the Share;

(v) on a proposal to wind up the Company;

(vi) on a proposal for the disposal of the whole of the property, business and undertaking of the Company; and

(vii) during the winding up of the Company.

(f) If a Share is held jointly and more than one Member votes in respect of that Share, only the vote of the Member whose name appears first in the Register counts.

(g) A person may vote in respect of a Share at a meeting of Members if:

(i) the person is entitled to be registered as the holder of that Share because of a Transmission Event; and

(ii) the person satisfied the Directors of that entitlement not less than 48 hours before that meeting.

In that event, the Member of that Share must not vote.

(h) A Member who holds restricted securities is not entitled to any voting rights in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

(i) An Eligible Member present at a meeting of Members is not entitled to vote on any resolution in respect of any Shares on which any calls due and payable in respect of those Shares have not been paid.

(j) An Eligible Member present at a meeting of Members is not entitled to vote on a resolution at that meeting where that vote is prohibited by the Applicable Law, an order of a court of competent jurisdiction or ASX.

(k) The Company must disregard any vote on a resolution purported to be cast by a Member present at a meeting of Members where that person is not entitled to vote on that resolution.

(l) The authority of proxy or attorney for an Eligible Member to speak or vote at a meeting of Members in respect of the Shares to which the authority relates is suspended while the Eligible Member is present in person at that meeting.

(m) If more than one proxy or attorney for an Eligible Member is present at a meeting of Members:

(i) none of them is entitled to vote on a show of hands; and

(ii) on a poll, the vote of each one is of no effect where the aggregate number or proportion of the Eligible Member's votes for which they have been appointed exceeds the total number or proportion of votes that could be cast by the Eligible Member.

5.13 Objections to qualification to vote

(a) An objection to the qualification of any person to vote at a meeting of Members may only be made:

(i) before that meeting, to the Directors; or

(ii) at that meeting (or any resumed meeting if that meeting is adjourned), to the chairperson of that meeting.

(b) Any objection under Article 5.13(a) must be decided by the Directors or the chairperson of the meeting of Members (as the case may be), whose decision, made in good faith, is final and conclusive.

5.14 Proxies, attorneys and representatives

(a) An Eligible Member, who is entitled to attend and cast a vote at a meeting of Members, may vote on a show of hands and on a poll:

(i) in person or, if the Member is a body corporate, by its representative appointed in accordance with the Corporations Act;

(ii) by proxy or, if the Member is entitled to cast 2 or more votes at the meeting, by not more than 2 proxies; or

(iii) by attorney or, if the Member is entitled to cast 2 or more votes at the

meeting, by not more than 2 attorneys.

(b) A proxy, attorney or representative of a Member need not be a Member.

(c) A Member may appoint a proxy, attorney or representative for:

(i) all or any number of meetings of Members; or

(ii) a particular meeting of Members.

(d) An instrument appointing a proxy is valid if it is signed by the Member making the appointment and contains:

(i) the name and address of that Member;

(ii) the name of the Company;

(iii) the name of the proxy or the name of the office of the proxy; and

(iv) the meetings of Members at which the proxy may be used.

(e) The chairperson of a meeting of Members may determine that an instrument appointing a proxy is valid even if it contains only some of the information specified in Article 5.14(d).

(f) An instrument appointing an attorney or representative must be in a form as the Directors may prescribe or the chairperson of a meeting of Members may accept.

(g) Subject to the Corporations Act, the decision of the chairperson of a meeting of Members as to the validity of an instrument appointing a proxy, attorney or representative is final and conclusive.

(h) Unless otherwise provided in the Corporations Act or in the instrument appointing a proxy or attorney, a proxy or attorney may:

(i) agree to a meeting of Members being called by shorter notice than is required by the Corporations Act or this Constitution;

(ii) agree to a resolution being either or both proposed and passed at a meeting of Members of which notice of less than 28 days is given;

(iii) speak on any resolution at a meeting of Members on which the proxy or attorney may vote;

(iv) vote at a meeting of Members (but only to the extent allowed by the appointment);

(v) demand or join in demanding a poll on any resolution at a meeting of Members on which the proxy or attorney may vote; and

(vi) attend and vote at any meeting of Members which is rescheduled or adjourned.

(i) Unless otherwise provided in the Corporations Act or in the instrument appointing a proxy or attorney, a proxy or attorney may vote on:

(i) any amendment to a resolution on which the proxy or attorney may vote;

(ii) any motion not to put that resolution or any similar motion; and

(iii) any procedural motion relating to that resolution, including a motion to elect the chairperson of a meeting of Members, vacate the chair or adjourn that meeting,

even if the appointment directs the proxy or attorney how to vote on that resolution.

(j) The Company must only send a form of proxy to Eligible Members in respect of a meeting of Members which provides for the Eligible Member:

(i) to appoint proxies of the Eligible Member's choice, but may specify who is to be appointed as proxy if the Eligible Member does not choose; and

(ii) to vote for or against each resolution, and may also provide for the Eligible Member to abstain from voting on each resolution or for the proxy to exercise a discretion to vote for or against each resolution.

(k) If the name of the proxy or the name of the office of the proxy in a proxy form of an Eligible Member is not filled in, the proxy of that Eligible Member is:

(i) the person specified by the Company in the form of proxy in the case the Eligible Member does not choose; or

(ii) if no person is so specified, the chairperson of that meeting.

(l) An Eligible Member may specify the manner in which a proxy or attorney is to vote on a particular resolution at a meeting of Members.

(m) The appointment of a proxy or attorney by an Eligible Member may specify the proportion or number of the Eligible Member's votes that the proxy or attorney may exercise.

(n) If an Eligible Member appoints 2 persons as proxy or attorney, and the appointment does not specify the proportion or number of the Eligible Member's votes those persons may exercise, those persons may exercise one half of the votes of the Eligible Member.

(o) If the total number of votes to which a proxy or attorney is entitled to exercise does not constitute a whole number, the Company must disregard the fractional part of that total.

(p) An appointment of proxy or attorney for a meeting of Members is effective only if the Company receives the appointment (and any authority under which the appointment was signed or a certified copy of the authority) not less than:

(i) 48 hours before the time scheduled for commencement of that meeting; or

(ii) in the case of a meeting which has been adjourned, 48 hours before the time scheduled for resumption of the meeting.

(q) Unless the Company has received notice in writing of the matter not less than 48 hours before the time scheduled for the commencement of a meeting of Members, a vote cast at that meeting by a person appointed by an Eligible Member as a proxy, attorney or representative is, subject to this Constitution and the Applicable Law, valid even if, before the person votes:

(i) there is a Transmission Event in respect of that Eligible Member;

(ii) that Eligible Member revokes the appointment of that person;

(iii) that Eligible Member revokes the authority under which the person was appointed by a third party; or

(iv) that Eligible Member transfers the Shares in respect of which the appointment is made.

6. Directors

6.1 Number of Directors

(a) The Company must have not less than 3 , and not more than 10, Directors.

(b) The Company in general meeting may by ordinary resolution alter the maximum or minimum number of Directors provided that the minimum is not less than 3.

(c) Subject to this Article 6.1, the Directors must determine the number of Directors provided that the Directors cannot reduce the number of Directors below the number in office at the time that determination takes effect.

(d) If the number of Directors is below the minimum fixed by this Constitution, the Directors must not act except in emergencies, for appointing one or more directors in order to make up a quorum for a meeting of Directors, or to call and arrange to hold a meeting of Members.

6.2 Appointment of Directors

(a) Subject to Article 6.1, the Directors may appoint any person as a Director.

(b) The Company in general meeting may by ordinary resolution appoint any person as a Director.

(c) A Director need not be a Member.

(d) The Company must hold an election of Directors each year.

(e) The Company must accept nominations for the election of a Director:

(i) in the case of a meeting of Members called under Article 5.1(c), 30 Business Days; or

(ii) otherwise, 35 Business Days,

before the date of the meeting of Members at which the Director may be elected.

(f) A nomination of a person for Director (other than a Director retiring in accordance with this Constitution) must be:

(i) in writing;

(ii) signed by a Member entitled to attend and vote at the meeting of Members at which the election is proposed;

(iii) accompanied by a notice in writing signed by the nominee consenting to the nomination; and

(iv) lodged with the Company at its registered office.

6.3 Retirement of Directors and Vacation of office

(a) Articles 6.3(b), 6.3(c), 6.3(d) 6.3(i) and 6.3(j) do not apply to the managing director of the Company, or if more than one, the managing director of the Company determined by the Directors.

(b) A Director must retire from office no later than the longer of:

(i) the third annual general meeting of the Company; or

(ii) 3 years,

following that Director's last election or appointment.

(c) If the Company has 3 or more Directors, one third of the Directors (rounded down to the nearest whole number) must retire at each AGM.

(d) If the Company has less than 3 Directors, one Director must retire at each AGM.

(e) The Directors to retire under Articles 6.3(c) and 6.3(d) are:

(i) those who have held their office as Director the longest period of time since their last election or appointment to that office; and

(ii) if 2 or more Directors have held office for the same period of time, those Directors determined by lot, unless those Directors agree otherwise.

(f) A Director who retires under Articles 6.3(b), 6.3(c) or 6.3(d) is eligible for re-election.

(g) A Director may resign from office by giving the Company notice in writing.

(h) Subject to the Corporations Act, the Company may by ordinary resolution passed at a general meeting remove any Director, and if thought fit, appoint another person in place of that Director.

(i) A Director appointed under Article 6.2(a) may retire at the next general meeting of the Company and is eligible for re-election at that meeting.

(j) Unless a Director appointed under Article 6.2(a) has retired under Article 6.3(i), that Director must retire at the next AGM, and is eligible for re-election at that meeting.

(k) A Director ceases to be a Director if:

(i) the Director becomes of unsound mind or a person whose property is liable to be dealt with under a law about mental health;

(ii) the Director is absent without the consent of the Directors from all meetings of the Directors held during a period of 6 months;

(iii) the Director resigns or is removed under this Constitution;

(iv) the Director is an Executive Director and ceases to be an employee of the Company or of a related body corporate of the Company;

(v) the Director becomes an insolvent under administration; or

(vi) the Corporations Act so provides.

6.4 Alternate Directors

(a) With the approval of a majority of the other Directors, a Director may appoint a person as an alternate director of that Director for any period.

(b) An Alternate Director need not be a Member.

(c) The appointing Director may terminate the appointment of his or her Alternate Director at any time.

(d) A notice of appointment, or termination of appointment, of an Alternate Director is effective only if:

(i) the notice is in writing;

(ii) the notice is signed by the Director who appointed that Alternate Director; and

(iii) the Company is given a copy of the notice.

(e) Subject to this Constitution and the Applicable Law, an Alternate Director may:

(i) attend, count in the quorum of, speak at, and vote at a meeting of Directors in place of his or her appointing Director if that Director is not present at a meeting; and

(ii) exercise any other powers (except the power under Article 6.4(a)) that his or her appointing Director may exercise.

(f) An Alternate Director cannot exercise any powers of his or her appointing Director if that appointing Director ceases to be a Director.

(g) A person does not cease to be a Director under Article 6.4(f) if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

(h) Subject to Article 6.5(g), the Company is not required to pay any remuneration to an Alternate Director.

(i) An Alternate Director is an officer of the Company and not an agent of his or her appointing Director.

6.5 Remuneration of Directors

(a) The Company may pay to the Non-Executive Directors a maximum total amount of director's fees, determined by the Company in general meeting, or until so determined, as the Directors resolve.

(b) The remuneration of the Non-Executive Directors must not be calculated as a commission on, or percentage of, profits or operating revenue.

(c) The Directors may determine the manner in which all or part of the amount in Article 6.5(a) is divided between the Non-Executive Directors, or until so determined, the amount in Article 6.5(a) must be divided between the Non-Executive Directors equally.

(d) The remuneration of the Non-Executive Directors is taken to accrue from day to day.

(e) The remuneration of the Executive Directors:

(i) must, subject to the provisions of any contract between each of them and the Company, be fixed by the Directors; and

(ii) must not be calculated as a commission on, or percentage of, operating revenue.

(f) If a Director performs extra or special services, including being:

(i) a member on a committee of Directors; or

(ii) the chairperson of Directors or deputy chairperson of Directors,

the Company may, subject to the Corporations Act and this Article 6.5, pay additional remuneration or provide benefits to that Director as the Directors resolve.

(g) The Company must pay all reasonable travelling, accommodation and other expenses that a Director or Alternate Director properly incurs:

(i) in attending meetings of Directors or any meetings of committees of Directors;

(ii) in attending any meetings of Members; and

(iii) in connection with the business of the Company.

(h) Subject to the Applicable Law, any Director may participate in any fund, trust or scheme for the benefit of:

(i) past or present employees or Directors of the Company or a related body corporate of the Company; or

(ii) the dependants of, or persons connected with, any person referred to in Article 6.5(h)(i).

(i) Subject to the Applicable Law, the Company may give, or agree to give, a person a benefit in connection with that person's, or someone else's, retirement from a board or managerial office in the Company or a related body corporate of the Company.

6.6 Interests of Directors

(a) A Director may:

(i) hold an office or place of profit (except as auditor) in the Company, on any terms as the Directors resolve;

(ii) hold an office or otherwise be interested in any related body corporate of the Company or other body corporate in which the Company is interested; or

(iii) act, or the Director's firm may act, in any professional capacity for the Company (except as auditor) or any related body corporate of the Company or other body corporate in which the Company is interested,

and retain the benefits of doing so if the Director discloses in accordance with the Corporations Act the interest giving rise to those benefits.

(b) If a Director discloses the interest of the Director in accordance with the Corporations Act:

(i) the Director may contract or make an arrangement with the Company, or a related body corporate of the Company or a body corporate in which the Company is interested, in any matter in any capacity;

(ii) the Director may, subject to the Corporations Act, be counted in a quorum for a meeting of Directors considering the contract or arrangement;

(iii) the Director may, subject to the Applicable Law, vote on whether the Company enters into the contract or arrangement, and on any matter that relates to the contract or arrangement;

(iv) the Director may sign on behalf of the Company, or witness the affixing of the common seal of the Company to, any document in respect of the contract or arrangement;

(v) the Director may retain the benefits under the contract or arrangement; and

(vi) the Company cannot avoid the contract or arrangement merely because of the existence of the Director's interest.

(c) The Director must give to the Company:

(i) at its registered office; or

(ii) any other place the Company reasonably notifies the Director in writing,

the information which the Company is required by the Listing Rules to disclose to ASX in respect of:

(iii) Notifiable Interests of the Director; and

(iv) changes to the Notifiable Interests of the Director,

in the form which the Company is required to tell ASX under the Listing Rules.

(d) The information referred to in Article 6.6(c) must be given to the Company as soon as reasonably possible after each of the following dates but in any event no later than 3 Business Days after each of the following dates:

(i) when the Director is appointed as a director of the Company, the date of appointment;

(ii) when a change in a Notifiable Interest of the Director occurs, the date of the change; and

(iii) when the Director ceases to be a director of the Company, the date of cessation.

(e) Each Director authorises the Company to give the information provided by the Director under Article 6.6(c) to ASX on the Director's behalf and as the Director's agent.

(f) The Company may enforce after the date a person ceases to be a Director an obligation of that person under Article 6.6(c) in respect of events which occurred on or prior to the date that person ceased to be a Director.

7. Officers

7.1 Managing Director

(a) The Directors may appoint one or more of themselves as a managing director, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) Subject to any agreement between the Company and a managing director, the Directors may remove or dismiss a managing director at any time, with or without cause.

(c) The Directors may delegate any of their powers (including the power to delegate) to a managing director.

(d) The Directors may revoke or vary:

(i) the appointment of a managing director; or

(ii) any power delegated to a managing director.

(e) A managing director must exercise the powers delegated to him or her in accordance with any directions of the Directors.

(f) The exercise of a delegated power by a managing director is as effective as if the Directors exercised the power.

(g) A person ceases to be a managing director if the person ceases to be a Director.

7.2 Secretary

(a) The Directors may appoint one or more Secretaries, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) Subject to any agreement between the Company and a Secretary, the Directors may remove or dismiss a Secretary at any time, with or without cause.

(c) The Directors may revoke or vary the appointment of a Secretary.

7.3 Indemnity and insurance

(a) To the extent permitted by law, the Company must indemnify each Relevant Officer against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(b) To the extent permitted by law, the Company may make a payment (whether by way of advance, loan or otherwise) to a Relevant Officer in respect of Legal Costs of that person.

(c) To the extent permitted by law, the Company may pay, or agree to pay, a premium for a contract insuring a Relevant Officer against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(d) To the extent permitted by law, the Company may enter into an agreement or deed

with:

(i) a Relevant Officer; or

(ii) a person who is, or has been an officer of the Company or a subsidiary of the Company,

under which the Company must do all or any of the following:

(iii) keep books of the Company and allow either or both that person and that person's advisers access to those books on the terms agreed;

(iv) indemnify that person against any Liability of that person;

(v) make a payment (whether by way of advance, loan or otherwise) to that person in respect of Legal Costs of that person; and

(vi) keep that person insured in respect of any act or omission by that person while a Relevant Officer or an officer of the Company or a subsidiary of the Company, on the terms agreed (including as to payment of all or part of the premium for the contract of insurance).

8. Powers of the Company and Directors

8.1 General powers

(a) The Company may exercise in any manner permitted by the Corporations Act any power which a public company limited by shares may exercise under the Corporations Act.

(b) The business of the Company is managed by or under the direction of the Directors.

(c) The Directors may exercise all the powers of the Company except any powers that the Corporations Act or this Constitution requires the Company to exercise in general meeting.

8.2 Execution of documents

(a) If the Company has a common seal, the Company may execute a document if that seal is fixed to the document and the fixing of that seal is witnessed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(b) The Company may execute a document without a common seal if the document is signed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(c) The Company may execute a document as a deed if the document is expressed to be

executed as a deed and is executed in accordance with Article 8.2(a) or 8.2(b).

(d) The Directors may resolve, generally or in a particular case, that any signature on certificates for securities of the Company may be affixed by mechanical or other means.

(e) Negotiable instruments may be signed, drawn, accepted, endorsed or otherwise executed by or on behalf of the Company in the manner and by the persons as the Directors resolve.

8.3 Committees and delegates

(a) The Directors may delegate any of their powers (including this power to delegate) to a committee of Directors, a Director, an employee of the Company or any other person.

(b) The Directors may revoke or vary any power delegated under Article 8.3(a).

(c) A committee or delegate must exercise the powers delegated in accordance with any directions of the Directors.

(d) The exercise of a delegated power by the committee or delegate is as effective as if the Directors exercised the power.

(e) Article 9 applies with the necessary changes to meetings of a committee of Directors.

8.4 Attorney or agent

(a) The Directors may appoint any person to be attorney or agent of the Company for any purpose, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) The Directors may delegate any of their powers (including the power to delegate) to an attorney or agent.

(c) The Directors may revoke or vary:

(i) an appointment under Article 8.4(a); or

(ii) any power delegated to an attorney or agent.

9. Proceedings of Directors

9.1 Written resolutions of Directors

(a) The Directors may pass a resolution without a meeting of the Directors being held if all the Directors entitled to vote on the resolution assent to a document containing a statement that they are in favour of the resolution set out in the document.

(b) Separate copies of the document referred to in Article 9.1(a) may be used for assenting to by Directors if the wording of the resolution and the statement is identical in each copy.

(c) A Director may signify assent to a document under this Article 9.1 by signing the document or by notifying the Company of the assent of the Director:

(i) in a manner permitted by Article 11.3; or

(ii) by any technology including telephone.

(d) Where a Director signifies assent to a document under Article 9.1(c) other than by signing the document, the Director must by way of confirmation sign the document before or at the next meeting of Directors attended by that Director.

(e) The resolution the subject of a document under Article 9.1(a) is not invalid if a Director does not comply with Article 9.1(d).

9.2 Meetings of Directors

(a) The Directors may meet, adjourn and otherwise regulate their meetings as they think fit.

(b) A meeting of Directors may be held using any technology consented to by a majority of the Directors.

(c) The consent of a Director under Article 9.2(b):

(i) may be for all meetings of Directors or for any number of meetings; and

(ii) may only be withdrawn by that Director within a reasonable period before a meeting of Directors.

(d) If a meeting of Directors is held in 2 or more places linked together by any technology:

(i) a Director present at one of the places is taken to be present at the meeting unless and until the Director states to the chairperson of the meeting that the Director is discontinuing her or her participation in the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting will be taken to have been held.

9.3 Who can call meetings of Directors

(a) A Director may call a meeting of Directors at any time.

(b) On request of any Director, a Secretary of the Company must call a meeting of the Directors.

9.4 How to call meetings of Directors

(a) Notice of a meeting of Directors must be given to each Director and Alternate Director.

(b) Notice of meeting of Directors must:

(i) set out the place, date and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this); and

(ii) state the general nature of the business of the meeting.

(c) The Company must give not less than 48 hours notice of a meeting of Directors, unless all Directors agree otherwise.

(d) A Director or Alternate Director may waive notice of a meeting of Directors by

notice in writing to the Company to that effect.

9.5 Quorum

(a) Subject to the Corporations Act, a quorum for a meeting of Directors is:

(i) if the Directors have fixed a number for the quorum, that number of Directors; and

(ii) in any other case, 2 Directors entitled to vote on a resolution that may be proposed at that meeting.

(b) In determining whether a quorum for a meeting of Directors is present:

(i) where a Director has appointed an Alternate Director, that Alternate Director is counted if the appointing Director is not present;

(ii) where a person is present as Director and an Alternate Director for another Director, that person is counted separately provided that there is at least one other Director or Alternate Director present; and

(iii) where a person is present as an Alternate Director for more than one Director, that person is counted separately for each appointment provided that there is at least one other Director or Alternate Director present.

(c) A quorum for a meeting of Directors must be present at all times during the meeting.

(d) If there are not enough persons to form a quorum for a meeting of Directors, one or more of the Directors (including those who have an interest in a matter being considered at that meeting) may call a general meeting of the Company and the general meeting may pass a resolution to deal with the matter.

9.6 Chairperson

(a) The Directors may elect a Director as chairperson of Directors or deputy chairperson of Directors for any period they resolve, or if no period is specified, until that person ceases to be a Director.

(b) The Directors may remove the chairperson of Directors or deputy chairperson of Directors at any time.

(c) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair each meeting of Directors.

(d) If:

(i) there is no chairperson of Directors; or

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

then if the Directors have elected a deputy chairperson of Directors, the deputy chairperson of Directors must (if present within 15 minutes after the time appointed

for the holding of the meeting and willing to act) chair all or part of the meeting of Directors.

(e) Subject to Articles 9.6(c) and 9.6(d), if:

(i) there is no deputy chairperson of Directors; or

(ii) the deputy chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the deputy chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present must elect one of themselves to chair all or part of the meeting of Directors.

(f) A person does not cease to be a chairperson of Directors or deputy chairperson of Directors if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

9.7 Resolutions of Directors

(a) A resolution of Directors is passed if more votes are cast in favour of the resolution than against it.

(b) Subject to Article 6.6 and this Article 9.7, each Director has one vote on a matter arising at a meeting of the Directors.

(c) In determining the number of votes a Director has on a matter arising at a meeting of Directors:

(i) where a person is present as Director and an Alternate Director for another Director, that person has one vote as a Director and, subject to Article 6.4(e), one vote as an Alternate Director; and

(ii) where a person is present as an Alternate Director for more than one Director, that person has, subject to Article 6.4(e), one vote for each appointment.

(d) Subject to the Applicable Law, in case of an equality of votes on a resolution at a meeting of Directors, the chairperson of that meeting does not have a casting vote on that resolution.

10. Dividends and profits

10.1 Who may determine dividends

(a) Subject to any rights or restrictions attached to a class of Shares, the Company may pay Dividends as the Directors resolve but only out of profits of the Company.

(b) Subject to the Applicable Law, the Directors may determine that a Dividend is payable on Shares and fix:

(i) the amount of the Dividend;

(ii) whether the Dividend is franked, the franking percentage and the franking class;

(iii) the time for determining entitlements to the Dividend;

(iv) the time for the payment of the Dividend; and

(v) the method of payment of the Dividend.

(c) The method of payment of a Dividend may include any or all of the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(d) If the method of payment of a Dividend includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of a transfer, appoints the Company and each Director as its agent to execute instrument of transfer or other document required to transfer those shares to that Member.

(e) Subject to the Applicable Law, a Dividend in respect of a Share must be paid to the person whose name is entered in the Register as the holder of that Share:

(i) where the Directors have fixed a time under Article 10.1(b)(iii), at that time; or

(ii) in any other case, on the date the Dividend is paid.

(f) A Member who holds restricted securities is not entitled to any Dividends in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

10.2 Dividends for different classes

The Directors may determine that Dividends be paid:

(a) on Shares of one class but not another class; and

(b) at different rates for different classes of Shares.

10.3 Dividends proportional to paid up capital

(a) Subject to any rights or restrictions attached to a class of Shares, the person entitled to a Dividend on a Share is entitled to:

(i) if the Share is fully paid (whether the issue price of the Share was paid or credited or both), the entire Dividend; or

(ii) if the Share is partly paid, a proportion of that Dividend equal to the proportion which the amount paid (excluding amounts credited) on that Share is of the total amounts paid or payable (excluding amounts credited) on that Share.

(b) Amounts paid in advance of a call on a Share are ignored when calculating the proportion under Article 10.3(a)(ii).

10.4 Effect of a transfer on Dividends

If a transfer of a Share is registered after the time determined for entitlements to a Dividend on

that Share but before the Dividend is paid, the person transferring that Share is, subject to the ASTC Operating Rules, entitled to that Dividend.

10.5 No interest on Dividends

The Company is not required to pay any interest on a Dividend.

10.6 Unpaid amounts

The Company may retain the whole or part of any Dividend on which the Company has a lien and apply that amount in total or part satisfaction of any amount secured by that lien.

10.7 Capitalisation of profits

(a) The Directors may capitalise any profits of the Company and distribute that capital to the Members, in the same proportions as the Members are entitled to a distribution by Dividend.

(b) The Directors may fix the time for determining entitlements to a capitalisation of profits.

(c) The Directors may decide to apply capital under Article 10.7(a) in either or both of the following ways:

  (i) in paying up an amount unpaid on Shares already issued; and

  (ii) in paying up in full any unissued Shares or other securities in the Company.

(d) The Members must accept an application of capital under Article 10.7(c) in full satisfaction of their interests in that capital.

10.8 Distributions of assets

The Directors may settle any problem concerning a distribution under Article 10 in any way. This may include:

(a) rounding amounts up or down to the nearest whole number;

(b) ignoring fractions;

(c) valuing assets for distribution;

(d) paying cash to any Member on the basis of that valuation; and

(e) vesting assets in a trustee on trust for the Members entitled.

10.9 Dividend plans

(a) The Directors may establish a dividend selection plan or bonus share plan on any terms, under which participants may elect in respect of all or part of their Shares:

  (i) to receive a Dividend from the Company paid in whole or in part out of a particular fund or reserve or out of profits derived from a particular source; or

  (ii) to forego a Dividend from the Company and receive some other form of distribution or entitlement (including securities) from the Company or another body corporate or a trust.

(b) The Directors may establish a dividend reinvestment plan on any terms, under which participants may elect in respect of all or part of their Shares to apply the whole or any part of a Dividend from the Company in subscribing for securities of the Company or a related body corporate of the Company.

(c) Subject to the Listing Rules, the Directors may implement, amend, suspend or terminate a plan established under this Article 10.9.

11. Notices and payments

11.1 Notice to Members

(a) The Company may give Notice to a Member:

(i) in person;

(ii) by sending it by post to the address of the Member in the Register or the alternative address (if any) nominated by that Member; or

(iii) by sending it to the fax number or electronic address (if any) nominated by that Member.

(b) If the address of a Member in the Register is not within Australia, the Company must send all documents to that Member by air-mail, air courier or by fax.

(c) The Company must give any Notice to Members who are joint holders of a Share to the person named first in the Register in respect of that Share, and that notice is notice to all holders of that Share.

(d) The Company may give Notice to a person entitled to a Share because of a Transmission Event in any manner specified in Article 11.1(a).

(e) Notice to a person entitled to a Share because of a Transmission Event is taken to be notice to the Member of that Share.

(f) Subject to the Corporations Act, a Notice to a Member is sufficient, even if:

(i) a Transmission Event occurs in respect of that Member (whether or not a joint holder of a Share); or

(ii) that Member is an externally administered body corporate,

and regardless of whether or not the Company has notice of that event.

(g) A person entitled to a Share because of a transfer, Transmission Event or otherwise, is bound by every Notice given in respect of that Share.

(h) Any Notice required or allowed to be given by the Company to one or more Members by advertisement is, unless otherwise stipulated, sufficiently advertised if advertised once in a daily newspaper circulating in the states and territories of Australia.

11.2 Notice to Directors

The Company may give Notice to a Director or Alternate Director:

(a) in person;

(b) by sending it by post to the usual residential address of that person or the alternative

address (if any) nominated by that person;

(c) by sending it to the fax number or electronic address (if any) nominated by that person; or

(d) by any other means agreed between the Company and that person.

11.3 Notice to the Company

A person may give Notice to the Company:

(a) by leaving it at the registered office of the Company;

(b) by sending it by post to the registered office of the Company;

(c) by sending it to a fax number at the registered office of the Company nominated by the Company for that purpose;

(d) by sending it to the electronic address (if any) nominated by the Company for that purpose; or

(e) by any other means permitted by the Corporations Act.

11.4 Time of service

(a) A notice sent by post to an address within Australia is taken to be given:

(i) in the case of a notice of meeting, one Business Day after it is posted; or

(ii) in any other case, at the time at which the notice would be delivered in the ordinary course of post.

(b) A notice sent by post or air-mail to an address outside Australia is taken to be given:

(i) in the case of a notice of meeting, 5 Business Days after it is posted; or

(ii) in any other case, at the time at which the notice would be delivered in the ordinary course of post.

(c) A notice sent by air courier to a place outside Australia is taken to be given 2 Business Days after delivery to the air courier.

(d) A notice sent by fax is taken to be given on the Business Day it is sent, provided that the sender's transmission report shows that the whole notice was sent to the correct fax number.

(e) The giving of a notice by post, air-mail or air courier is sufficiently proved by evidence that the notice:

(i) was addressed to the correct address of the recipient; and

(ii) was placed in the post or delivered to the air courier.

(f) A certificate by a Director or Secretary of a matter referred to in Article 11.4(e) is sufficient evidence of the matter, unless it is proved to the contrary.

11.5 Signatures

The Directors may decide, generally or in a particular case, that a notice given by the

Company be signed by mechanical or other means.

11.6 Payments

(a) The Company may pay a person entitled to an amount payable in respect of a Share (including a Dividend) by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to bearer, to the person entitled to the amount or any other person the person entitled directs in writing; or

(iii) any other manner as the Directors resolve.

(b) The Company may post a cheque referred to in Article 11.6(a)(ii) to:

(i) the address in the Register of the Member of the Share;

(ii) if that Share is jointly held, the address in the Register of the Member named first in the Register in respect of the Share; or

(iii) any other address which that person directs in writing.

(c) Any joint holder of a Share may give effective receipt for an amount (including a Dividend) paid in respect of the Share.

12. Winding up

12.1 Distributions proportional to paid up capital

Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, any surplus must be divided among the Members in the proportions which the amount paid (including amounts credited) on the Shares of a Member is of the total amounts paid and payable (including amounts credited) on the Shares of all Members.

12.2 Distributions of assets

(a) Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, the liquidator may, with the sanction of a special resolution of the Members:

(i) distribute among the Members the whole or any part of the property of the Company; and

(ii) decide how to distribute the property as between the Members or different classes of Members.

(b) The liquidator of the Company may settle any problem concerning a distribution under Article 12 in any way. This may include:

(i) rounding amounts up or down to the nearest whole number;

(ii) ignoring fractions;

(iii) valuing assets for distribution;

(iv) paying cash to any Member on the basis of that valuation; and

(v) vesting assets in a trustee on trust for the Members entitled.

(c) A Member need not accept any property, including shares or other securities, carrying a liability.

Schedule 1
Definitions and Interpretation

1. Definitions

In this Constitution:

"Alternate Director" means a person for the time being holding office as an alternate director of the Company under Article 6.4.

"Applicable Law" means the Corporations Act, the Listing Rules and the ASTC Operating Rules.

"ASTC Operating Rules" means the operating rules of ASTC in its capacity as a CS facility licensee, except to the extent of any relief given by ASTC in their application to the Company.

"ASX" means Australian Stock Exchange Limited ACN 008 624 691.

"Business Day":

(a) if the Company is admitted to the official list of ASX at the time, has the meaning given in the Listing Rules; or

(b) otherwise, means a day except a Saturday, Sunday or public holiday on which banks are open for trading in Brisbane.

"Corporations Act" means the *Corporations Act* 2001 (Commonwealth), except to the extent of any exemption, modification, declaration or order made in respect of that legislation which applies to the Company.

"Directors" means the directors of the Company for the time being.

"Dividend" includes an interim dividend and a final dividend.

"Eligible Member" means, in respect of a meeting of Members:

(a) if a date and time is specified under Article 5.3(e) in the notice of that meeting, a person who is a Member at that time; or

(b) otherwise, a person who is a Member at the time appointed for the holding of that meeting.

"Executive Director" means a Director who is an employee (whether full-time or part-time) of the Company or of any related body corporate of the Company.

"Legal Costs" of a person means legal costs incurred by that person in defending an action for a Liability of that person.

"Liability" of a person means any liability incurred by that person as an officer of the Company or a subsidiary of the Company.

"Listing Rules" means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

"Member" means a person whose name is entered in the Register as the holder of a Share.

"Non-Executive Directors" means all Directors other than Executive Directors.

"**Notice**" means a notice given pursuant to, or for the purposes of, this Constitution or the Applicable Law.

"**Notifiable Interest**" has the meaning given by clause (a) of the definition of "**notifiable interest of a director**" in the Listing Rules.

"**Personal Representative**" means the legal personal representative, executor or administrator of the estate of a deceased person.

"**Prescribed Notice**" means 28 days or any shorter period of notice for a meeting of members of the Company allowed under the Corporations Act.

"**Register**" means the register of Members kept under the Applicable Law and, where appropriate, includes any subregister and branch register.

"**Relevant Officer**" means a person who is, or has been, a Director or Secretary.

"**Secretary**" means a company secretary of the Company for the time being.

"**Share**" means a share in the capital of the Company.

"**Transmission Event**" means:

(a) if a Member is an individual:

(i) death or bankruptcy of that Member; or

(ii) that Member becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law about mental health;

(b) if a Member is a body corporate, the deregistration of that Member under the laws of the jurisdiction of its registration; or

(c) in any case, the vesting in, or transfer to, a person of the Shares of a Member without that person becoming a Member.

2. Interpretation

(a) In this Constitution:

(i) a reference to a partly paid Share is a reference to a Share on which there is an amount unpaid;

(ii) a reference to a call or an amount called in respect of a Share includes an amount that, by the terms of issue of a Share or otherwise, is payable at one or more fixed times;

(iii) a reference to a Share which is jointly held is a reference to a Share for which there is more than one Member;

(iv) a reference to a meeting of Members includes a meeting of any class of Members;

(v) a Member is taken to be present at a meeting of Members if the Member is present in person or by proxy, attorney or representative; and

(vi) a reference to a notice or document in writing includes a notice or document given by fax or another form of written communication.

(b) In this Constitution, headings are for convenience only and do not affect interpretation, and unless the context indicates a contrary intention:

(i) words importing the singular include the plural (and vice versa);

(ii) words indicating a gender include every other gender;

(iii) the word "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(iv) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning; and

(v) the word "**includes**" in any form is not a word of limitation.

(c) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to an Article or a Schedule is to an article or a schedule of this Constitution;

(ii) a reference in a schedule to a clause is to a clause of that schedule;

(iii) a schedule is part of this Constitution; and

(iv) a reference to this Constitution is to this Constitution (and where applicable any of its provisions) as modified or repealed from time to time.

(d) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it; and

(ii) a reference to the Listing Rules or the ASTC Operating Rules includes any amendment or replacement of those rules from time to time.

(e) Unless the context indicates a contrary intention:

(i) an expression in a provision of this Constitution which deals with a matter dealt with by a provision of the Applicable Law has the same meaning as in that provision of the Applicable Law; and

(ii) an expression in a provision of this Constitution that is defined in section 9 of the Corporations Act has the same meaning as in that section.

(f) In this Constitution, a reference to the Listing Rules, the ASTC Operating Rules or ASX has effect only if at that time the Company is included in the official list of ASX.

3. Exercise of powers

Where this Constitution confers a power or imposes a duty, then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

4. Severing invalid provisions

If at any time any provision of this Constitution is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that does not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Constitution; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Constitution.

Schedule 2
Calls, company payments, forfeiture and liens

1. Exercise of powers

The powers of the Company under this schedule 2 may only be exercised by the Directors.

2. Calls

2.1 Making a call

(a) Subject to the Applicable Law and the terms of issue of a Share, the Company may at any time make calls on the Members of a Share for all or any part of the amount unpaid on the Share as the Directors resolve.

(b) The Company may make calls payable for one or more Members for different amounts and at different times.

(c) Subject to the Listing Rules and the terms of issue of a Share, a call may be made payable by instalments.

(d) Subject to the Listing Rules, the Company may revoke or postpone a call or extend the time for payment of a call.

(e) A call is made when the Directors resolve to make the call.

2.2 Notice of a call

(a) The Company must give Members at least 30 Business Days notice of a call.

(b) A notice of a call must be in writing and specify the amount of the call, the due date for payment, the manner in which payment of the call must be made, the consequences of non-payment of the call and any other information required by the Listing Rules.

(c) A call is not invalid if either or both a Member does not receive notice of the call or the Company accidentally does not give notice of the call to a Member.

2.3 Payment of a call

(a) A Member must pay to the Company the amount of each call made on the Member on the date and in the manner specified in the notice of the call.

(b) If an amount unpaid on a Share is payable, by the terms of issue of the Share or otherwise, in one or more fixed amounts on one or more fixed dates, the Member of that Share must pay to the Company those amounts on those dates.

(c) A Member must pay to the Company:

 (i) interest at the rate specified in clause 7(a) on any amount referred to in clauses 2.3(a) or 2.3(b) which is not paid on or before the time appointed for its payment, from the time appointed for payment to the time of the actual payment; and

 (ii) expenses incurred by the Company because of the failure to pay or late payment of that amount.

(d) The Company may waive payment of all or any part of an amount payable under

clause 2.3(c).

(e) The joint holders of a Share are jointly and severally liable for the payment of all calls due in respect of that Share.

2.4 Recovery of a call

(a) The Company may recover an amount due and payable under this clause 2 from a Member by:

(i) commencing legal action against the Member for all or part of the amount due;

(ii) enforcing a lien on the Share in respect of which the call was made; or

(iii) forfeiting the Share in respect of which the call was made.

(b) The debt due in respect of an amount payable under this clause 2 in respect of a Share is sufficiently proved by evidence that:

(i) the name of the Member sued is entered in the Register as one or more of the holders of that Share; and

(ii) there is a record in the minute books of the Company of:

A. in the case of an amount referred to in clause 2.3(b), that amount; or

B. in any other case, the resolution making the call.

2.5 Payment in advance of a call

(a) The Company may:

(i) accept from any Member all or any part of the amount unpaid on a Share held by the Member before that amount is called for;

(ii) pay interest at any rate the Directors resolve, on the amount paid before it is called, from the date of payment until and including the date the amount becomes actually payable; and

(iii) repay the amount paid to that Member.

(b) An amount paid pursuant to clause 2.5(a)(i) does not confer a right to participate in:

(i) a Dividend determined to be paid from the profits of the Company; or

(ii) any surplus of the Company in a winding up of the Company,

for the period before the date when the amount paid would have otherwise become payable.

3. Company payments on behalf of a Member

3.1 Rights of the Company

(a) A Member or, if the Member is deceased, the Member's Personal Representative, must indemnify the Company against any liability which the Company has under any law to make a payment (including payment of a tax) in respect of:

(i) a Share held by that Member (whether solely or jointly);

(ii) a transfer or transmission of Shares by that Member;

(iii) a Dividend or other money which is, or may become, due or payable to that Member; or

(iv) that Member.

(b) A Member or, if the Member is deceased, the Member's Personal Representative, must pay to the Company immediately on demand:

(i) the amount required to reimburse the Company for a payment referred to in clause 3.1(a); and

(ii) pay to the Company interest at the rate specified in clause 7(a) on any amount referred to in clause 3.1(a) paid by the Company, from the date of payment by the Company until and including the date the Company is reimbursed in full for that payment.

(c) Subject to the Applicable Law, the Company may refuse to register a transfer of any Shares by a Member referred to in clause 3.1(a), or that Member's Personal Representative, until all money payable to the Company under this clause 3.1 has been paid.

(d) The powers and rights of the Company under this clause 3.1 are in addition to any right or remedy that the Company may have under the law which requires the Company to make a payment referred to in clause 3.1(a).

3.2 Recovery of Company payments

(a) Subject to the Listing Rules, the Company may recover an amount due and payable under clause 3.1 from the Member or the Member's Personal Representative by any or all of:

(i) deducting all or part of that amount from any other amount payable by the Company to that person in respect of the Shares of that person;

(ii) commencing legal action against that person for all or part of that amount; or

(iii) enforcing a lien on one or more of the Shares of that person.

(b) The Company may waive any or all its rights under clause 3.

4. Forfeiture

4.1 Forfeiture procedure

Subject to the Applicable Law, the Company may forfeit a Share of a Member by a resolution of the Directors if:

(a) that Member does not pay a call or instalment on that Share on or before the date for its payment;

(b) the Company gives that Member notice in writing:

(i) requiring the Member to pay that call or instalment, any interest on it and all expenses incurred by the Company by reason of the non-payment;

and

(ii) stating that the Share is liable to be forfeited if that Member does not pay to the Company, at the place specified in the notice, the amount specified in the notice, within 10 Business Days (or any longer period specified) after the date of the notice; and

(c) that Member does not pay that amount in accordance with that notice.

4.2 Notice of forfeiture

(a) When any Share has been forfeited, the Company must:

(i) give notice in writing of the forfeiture to the Member registered as its holder before the forfeiture; and

(ii) record the forfeiture with the date of forfeiture in the Register.

(b) Failure by the Company to comply with any requirement in clause 4.2(a) does not invalidate the forfeiture.

4.3 Effect of forfeiture

(a) The forfeiture of a Share extinguishes:

(i) all interests in that Share of the former Member; and

(ii) all claims against the Company in respect of that Share by the former Member, including all Dividends determined to be paid in respect of that Share and not actually paid.

(b) A former Member of a forfeited Share must pay to the Company:

(i) all calls, instalments, interest and expenses in respect of that Share at the time of forfeiture; and

(ii) interest at the rate specified in clause 7(a) on those amounts from the time of forfeiture until and including the date of payment of those amounts.

4.4 Sale or reissue of forfeited Shares

Subject to the Applicable Law, the Company may sell, otherwise dispose of or reissue, a Share which has been forfeited on any terms and in any manner as the Directors resolve.

4.5 Cancellation of forfeited Shares

The Company may by ordinary resolution passed at a general meeting cancel a Share which has been forfeited under the terms on which the Share is on issue.

4.6 Proof of forfeiture

A certificate in writing from the Company signed by a Director or Secretary that a Share was forfeited on a specified date is sufficient evidence of:

(a) the forfeiture of that Share; and

(b) the right and title of the Company to sell, dispose or reissue that Share.

4.7 Waiver or cancellation of forfeiture

Subject to the Applicable Law, the Company may:

(a) waive any or all of its rights under clause 4; and

(b) at any time before a sale, disposition, reissue or cancellation of a forfeited Share, cancel the forfeiture on any terms as the Directors resolve.

4.8 Former holder remains liable

Subject to the Applicable Law, the former holder of the forfeited Share shall remain liable (in the absence of the approval of Members) for any amount called but unpaid on the Shares despite the fact that they have been forfeited.

5. Liens

5.1 First ranking lien

The Company has a first ranking lien on:

(a) each Share registered in the name of a Member;

(b) the proceeds of sale of those Shares; and

(c) all Dividends determined to be payable in respect of those Shares,

for:

(d) each unpaid call or instalment which is due but unpaid on those Shares;

(e) if those Shares were acquired under an employee incentive scheme, all amounts payable to the Company by the Member under loans made to enable those Shares to be acquired;

(f) all amounts which the Company is required by law to pay, and has paid, in respect of those Shares (including any payment under clause 3) or the forfeiture or sale of those Shares; and

(g) subject to the Listing Rules, all interest and expenses due and payable to the Company under this schedule 2.

5.2 Enforcement by sale

Subject to the Applicable Law, the Company may sell a Share of a Member to enforce a lien on that Share if:

(a) an amount secured by that lien is due and payable;

(b) the Company gives that Member or the Member's Personal Representative notice in writing:

(i) requiring payment to the Company of that amount, any interest on it and all expenses incurred by the Company by reason of the non-payment; and

(ii) stating that the Share is liable to be sold if that person does not pay to the Company, in the manner specified in the notice, the amount specified in the notice within 10 Business Days (or any longer period specified) after

the date of the notice; and

(c) that Member or the Member's Personal Representative does not pay that amount in accordance with that notice.

5.3 Release or Waiver of lien

(a) Registration of a transfer of a Share by the Company releases any lien of the Company on that Share in respect of any amount owing on that Share, unless the Company gives notice in writing, to the person to whom that Share is transferred, of the amount owing.

(b) The Company may waive any or all of its rights under clause 5.

6. Sales, disposals and reissues

6.1 Sale procedure

(a) The Company may:

(i) receive the purchase money or consideration for Shares sold or disposed of under this Schedule 2;

(ii) appoint a person to sign a transfer of Shares sold or disposed of under this Schedule 2;

(iii) do all things necessary or desirable under the Applicable Law to effect a transfer of Shares sold or disposed of under this Schedule 2; and

(iv) enter in the Register the name of the person to whom Shares are sold or disposed.

(b) The person to whom a Share is sold or disposed under this Schedule 2 need not enquire whether the Company:

(i) properly exercised its powers under this Schedule 2 in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(c) The remedy (if any) of any person aggrieved by a sale or other disposal of Shares under this Schedule 2 is in damages only and against the Company exclusively.

(d) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold, disposed of or reissued in accordance with this Schedule 2 is sufficient evidence of those matters.

6.2 Application of proceeds

The Company must apply the proceeds of any sale, other disposal or reissue of any Shares under this Schedule 2 in the following order:

(a) the expenses of the sale, other disposal or reissue;

(b) the amounts due and unpaid in respect of those Shares; and

(c) the balance (if any) to the former Member or the former Member's Personal

Representative, on the Company receiving the certificate (if any) of those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

7. Interest

(a) A person must pay interest under this Schedule 2 to the Company:

(i) at a rate the Directors resolve; or

(ii) if the Directors do not resolve, at 10% per annum.

(b) Interest payable to the Company under this Schedule 2 accrues daily.

(c) The Company may capitalise interest payable under this Schedule 2 at any interval the Directors resolve.

Schedule 3
Transmission

1. Deceased Members

1.1 Effect of Death

(a) If a Member in respect of a Share which is not jointly held dies, the Company must recognise only the Personal Representative of that Member as having any title to or interest in, or any benefits accruing in respect of, that Share.

(b) If a Member in respect of a Share which is jointly held dies, the Company must recognise only the surviving Members of that Share as having any title to or interest in, or any benefits accruing in respect of, that Share.

1.2 Estates and Personal Representatives

(a) The estate of a deceased Member is not released from any liability in respect of the Shares registered in the name of that Member.

(b) Where 2 or more persons are jointly entitled to any Share as a consequence of the death of the registered holder of that Share, they are taken to be joint holders of that Share.

2. Transmission events

2.1 Transmitee right to register or transfer

(a) Subject to the *Bankruptcy Act* 1966 and the Applicable Law, if a person entitled to a Share because of a Transmission Event gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the Share, that person may:

  (i) elect to be registered as a Member in respect of that Share by giving a signed notice in writing to the Company; or

  (ii) transfer that Share to another person.

(b) On receiving a notice under clause 2.1(a)(i), the Company must register the person as the holder of that Share.

(c) Subject to the Applicable Law, a transfer under clause 2.1(a)(ii) is subject to all provisions of this Constitution relating to transfers of Shares.

2.2 Other transmitee rights and obligations

(a) A person registered as a Member as a consequence of clause 2.1 must indemnify the Company to the extent of any loss or damage suffered by the Company as a result of that registration.

(b) A person who has given to the Directors the information referred to in clause 2.1(a) in respect of a Share is entitled to the same rights to which that person would be entitled if registered as the holder of that Share.

Schedule 4
Unmarketable Parcels

1. Definitions

In this schedule:

"**Sale Share**" means a Share which is sold or disposed of in accordance with this schedule.

2. Power to sell unmarketable parcels

2.1 Existing unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the total number of Shares of a particular class held by that Member is less than a marketable parcel;

(ii) the Company gives that Member notice in writing stating that the Shares are liable to be sold or disposed of by the Company; and

(iii) that Member does not give notice in writing to the Company, by the date specified in the notice of the Company (being not less than 42 days after the date of the Company giving that notice), stating that all or some of those Shares are not to be sold or disposed of.

(b) The Company may only exercise the powers under clause 2.1(a), in respect of one or more Members, once in any 12 month period.

(c) The power of the Company under clause 2.1(a) lapses following the announcement of a takeover bid. However, the procedure may be started again after the close of the offers made under the takeover bid.

2.2 New unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the Shares of a particular class held by that Member are in a new holding created by a transfer on or after 1 September 1999; and

(ii) that transfer is of a number of Shares of that class that was less than a marketable parcel at the time the transfer document was initiated, or in the case of a paper based transfer document, was lodged with the Company.

(b) The Company may give a Member referred to in clause 2.2(a) notice in writing stating that the Company intends to sell or dispose of the Shares.

3. Exercise of power of sale

3.1 Extinguishment of interests and claims

The exercise by the Company of its powers under clause 2 extinguishes, subject to this Schedule 4:

(a) all interests in the Sale Shares of the former Member; and

(b) all claims against the Company in respect of the Sale Shares by that Member,

including all Dividends determined to be paid in respect of those Share and not actually paid.

3.2 Manner of sale

(a) Subject to the Applicable Law, the Company may sell or dispose of any Shares under clause 2 at any time:

(i) using a financial services licensee on the basis that person obtains the highest possible price for the sale of the Shares; or

(ii) in any other manner and on any terms as the Directors resolve.

(b) The Company may:

(i) exercise any powers permitted under the Applicable Law to enable the sale or disposal of Shares under this schedule;

(ii) receive the purchase money or consideration for Sale Shares;

(iii) appoint a person to sign a transfer of Sale Shares; and

(iv) enter in the Register the name of the person to whom Sale Shares are sold or disposed.

(c) The person to whom a Sale Share is sold or disposed need not enquire whether the Company:

(i) properly exercised its powers under this Schedule in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(d) The remedy of any person aggrieved by a sale or disposal of Sale Shares is in damages only and against the Company exclusively.

(e) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold or disposed of in accordance with this Schedule 4 is sufficient evidence of those matters.

3.3 Application of proceeds

(a) If the Company exercises the powers under clause 2.1, either the Company or the person to whom a Sale Share is sold or disposed of must pay the expenses of the sale or disposal.

(b) The Company must apply the proceeds of any sale or disposal of any Sale Shares in the following order:

(i) in the case of an exercise of the powers under clause 2.2, the expenses of the sale or disposal;

(ii) the amounts due and unpaid in respect of those Shares; and

(iii) the balance (if any) to the former Member or the former Member's Personal Representative, on the Company receiving the certificate (if any) for those Shares or other evidence satisfactory to the Company

regarding the ownership of those Shares.

3.4 Voting and dividend rights pending sale

(a) If the Company is entitled to exercise the powers under clause 2.2, the Company may by resolution of the Directors remove or change either or both:

(i) the right to vote; and

(ii) the right to receive Dividends,

of the relevant Member in respect of some or all of the Shares liable to be sold or disposed of.

(b) After the sale of the relevant Sale Shares, the Company must pay to the person entitled any Dividends that have been withheld under clause 3.4(a).

Schedule 5
Proportional Takeover Bid Approval

1. Definitions

In this schedule:

"Approving Resolution" means a resolution to approve a proportional takeover bid in accordance with this schedule.

"Deadline" means the 14th day before the last day of the bid period for a proportional takeover bid.

"Voter" means a person (other than the bidder under a proportional takeover bid or an associate of that bidder) who, as at the end of the day on which the first offer under that bid was made, held bid class securities for that bid.

2. Refusal of transfers

2.1 Requirement for an Approving Resolution

(a) The Company must refuse to register a transfer of Shares giving effect to a takeover contract for a proportional takeover bid unless and until an Approving Resolution is passed in accordance with this Schedule 5.

(b) This Schedule 5 ceases to apply on the third anniversary of its last adoption, or last renewal, in accordance with the Corporations Act.

2.2 Voting on an Approving Resolution

(a) Where offers are made under a proportional takeover bid, the Directors must, subject to the Corporations Act, call and arrange to hold a meeting of Voters for the purpose of voting on an Approving Resolution before the Deadline.

(b) The provisions of this Constitution concerning meetings of Members (with the necessary changes) apply to a meeting held under clause 2.2(a).

(c) Subject to this Constitution, every Voter present at the meeting held under clause 2.2(a) is entitled to one vote for each Share in the bid class securities that the Voter holds.

(d) To be effective, an Approving Resolution must be passed before the Deadline.

(e) An Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(f) If no Approving Resolution has been voted on as at the end of the day before the Deadline, an Approving Resolution is taken, for the purposes of this schedule, to have been passed in accordance with this schedule.

Billabong Executive Performance Share Plan

Plan Rules

Billabong International Limited

ACN 084 923 946
Company

Table of contents

1. Background

This document sets out the Rules for the establishment of the Billabong Executive Performance Share Plan pursuant to which the Board may, from time to time, award to Eligible Executives the right to receive Performance Shares in the Company.

2. Definitions and interpretation

2.1 Definitions

In these Rules, the following words and expressions have the meanings indicated unless the contrary intention appears:

ASX	Australian Stock Exchange Limited ACN 008 624 691.
Application for Release	a duly completed and signed application to the Company in the form approved by the Board from time to time for the release of Vested Performance Shares at the direction of the Eligible Executive
Associated Company	(a) a company which is a related body corporate (as defined in the Corporations Act) of the Company; (b) a company which has voting power (as defined in the Corporations Act) in the Company of not less than 20%; or (c) a company in which the Company has voting power (as defined in the Corporations Act) of not less than 20%.
Australian Executive	individuals who receive **salary or wages** within the meaning of section 136 of the Fringe Benefits Tax Assessment Act 1986
Board	all or some of the Directors of the Company acting as a board or a committee of the board appointed under Rule 11 for, or a committee the functions of which are determined to include, the purposes of this Plan or these Rules
Change of Control	in relation to the Company occurs when any person, either alone or together with any associate (as defined in the Corporations Act) acquires a relevant interest (as defined in the Corporations Act) in more than 50% of the issued Shares in the Company, or any similar event which the Board determines, in its absolute discretion, is a Change of Control
90% Change of Control	in relation to the Company occurs when any person, either alone or together with any associate (as defined in the Corporations Act) acquires a relevant interest (as defined in the Corporations Act) in more than 90% of the issued Shares in the Company, or any similar event which the Board determines, in its absolute discretion, is a 90% Change of Control
Commencement Date	in relation to an Eligible Executive, the date an award of the right to Performance Shares is made to the Eligible Executive by the Company

Company	Billabong International Limited ACN 084 923 946
Director	the Directors for the time being of the Company
Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are Australian Executives
Entitlements	any rights to dividends or rights to acquire shares, options or other securities granted or issued by the Company or by any other company to shareholders of the Company
Holding Period	the period of time during which the disposal restrictions referred to in Rule 8 apply to the Vested Performance Shares
Listing Rules	the Official Listing Rules of ASX
Non-resident Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are not Australian Executives
Performance Share	a fully paid ordinary share in the capital of the Company awarded to an Eligible Executive under the terms of the Plan
Plan	the Billabong Executive Performance Share Plan established in accordance with these Rules
Shares	fully paid ordinary shares in the capital of the Company
Trustee	the trustee for the time being under the Trust Deed
Trust Deed	the deed to be entered into between the Company and the Trustee for the purposes of this Plan as amended from time to time
Vested Performance Shares	an Eligible Executive's Performance Shares in respect of which the Company has given a Vesting Notice
Vesting Notice	a notice given by the Company to a Eligible Executive under Rule 8.1

2.2 Interpretation

In these Rules unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a gender includes all genders;

(c) a reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it;

(d) a reference to these Rules or any particular part of these Rules means these Rules or the relevant part as amended from time to time; and

(e) a reference to a person includes a reference to the person's executors, administrators and successors, a firm or a body corporate.

3. Establishment

The Billabong Executive Performance Share Plan is hereby established.

4. Commencement and administration of Plan

4.1 Commencement

The Plan will commence on the date determined by the Board.

4.2 Administration

For the purpose of the administration of the Plan, the Board will appoint the Trustee on the terms and conditions set out in the Trust Deed.

5. Performance Shares

5.1 Board May Award

The Board may from time to time in accordance with the Plan award Performance Shares to Eligible Executives.

5.2 Terms

(a) The Board will determine the procedure for awarding Performance Shares to Eligible Executives including the form and content of any invitation, offer or acceptance procedure, any applicable time periods and the terms and conditions that may apply to the award including the performance criteria that must be achieved before the Performance Shares may vest in the Eligible Executive under these Rules.

(b) An award of Performance Shares shall be in a form and subject to such terms and conditions as the Board determines in its absolute discretion.

(c) The Board may from time to time in its absolute discretion vary the terms and conditions attaching to the award of any Performance Shares to an Eligible Executive.

(d) An award of Performance Shares shall only confer on the Eligible Executive limited rights, in the Performance Shares as set out in these Rules, the Trust Deed and the terms and conditions that apply to the award of Performance Shares as set by the Board.

(e) No amount shall be payable by an Eligible Executive in relation to the award of any Performance Shares on any basis whatsoever.

5.3 Trustee to Acquire

(a) The Board shall from time to time by notice in writing instruct the Trustee to subscribe for, or purchase, Shares from monies provided (or procured) by the Company under Rule 5.3(b), such Shares to be held by the Trustee and dealt with in accordance with these Rules and the Trust Deed.

(b) The Company and any Associated Company may be required to provide money or other property to the Trustee for the purpose of enabling Eligible Executives to acquire Shares under the Plan. In addition, the Company may require as a precondition to the award of Performance Shares to any Eligible Executive

(**Participant**") that the Participant's employer enter into an agreement or arrangement as the Company considers necessary to oblige the Participant's employer to reimburse the Company (or Associated Company as the case may be) for any money or property provided by the Company (or Associated Company) in connection with the Plan, directly or indirectly, in relation to the Participant.

(c) The Trustee will purchase or subscribe for Shares in accordance with instructions received pursuant to Rule 5.3(a), and will hold those Shares upon the trusts and subject to the terms and conditions of the Trust Deed and these Rules.

5.4 Funds received by the Trustee

Subject to the Trust Deed, all funds received by the Trustee from the Company and any Associated Company shall constitute accretions to the corpus of the Trust and, other than as provided in the Trust Deed, shall not be repaid to the Company or any Associated Company or paid to any person.

5.5 Maximum number of Shares

An award of Performance Shares must not be made under this Plan to an Eligible Executive if, immediately following the satisfaction of the conditions to which all Performance Shares are subject, the total number of Vested Performance Shares awarded under the Plan in aggregate with the total of Shares issued under any other employee incentive plan of the Company would exceed 5% of the Shares of the Company in any five (5) year period.

6. Accounts

The Trustee will open and maintain a separate account in respect of each Eligible Executive containing details of:

(a) Performance Shares acquired and held for the benefit of the Eligible Executive;

(b) any proceeds resulting from a sale or disposal of Vested Performance Shares ; and

(c) any Entitlements received and held by the Trustee on behalf of an Eligible Executive in respect of Performance Shares.

7. Entitlements attaching to Performance Shares

7.1 Entitlements

(a) Eligible Executives will be entitled to Entitlements attaching to a Performance Share from the Commencement Date; and

(b) Eligible Executives may request that the Trustee hold these Entitlements referred to in Rule 7.1(a) on their behalf in accordance with Rule 6 .

7.2 Trustee may withhold

(a) Where the Company or an Associated Company or the Trustee must account for any tax or social security contributions or any other levy (in any jurisdiction) for which an Eligible Executive is liable in relation to an award of Performance Shares (whether in connection with the vesting or transfer of the Performance Shares) ("**Amount**"), either the Company or Associated Company or the Trustee may withhold the Amount in its discretion (including by the Trustee selling sufficient number of the Shares on the Eligible Executive's behalf), unless the Eligible Executive, prior to the Performance Shares being vested or transferred, either:

(i) pays the relevant Amount to the Company or Associated Company; or

(ii) makes other acceptable arrangements with the Company or Associated Company for the Amount to be made available to the Company or Associated Company.

8. Release of Performance Shares

8.1 Conditions satisfied or waived

The Board shall advise an Eligible Executive in writing upon satisfaction of the conditions to which a Performance Share is subject by way of a Vesting Notice.

8.2 Vested Performance Shares held by Trustee

The Vested Performance Shares will continue to be held by the Trustee on behalf of an Eligible Executive until the earlier of:

(a) the date the Eligible Executive ceases to be an employee of the Company;

(b) the date the Board, at its absolute discretion, approves an application by an Eligible Executive under Rule 8.3; and

(c) the tenth anniversary of the Commencement Date.

8.3 Application for Release of Vested Performance Shares

At any time after receiving a Vesting Notice under Rule 8.1, an Eligible Executive may give the Company an Application for Release requesting that the Vested Performance Shares be:

(a) transferred to the Eligible Executive or his/her nominee; or

(b) sold by the Trustee and the proceeds transferred to the Eligible Executive at his/her direction.

8.4 No sale pending transfer

An Eligible Executive may not sell, encumber or otherwise deal with a Vested Performance Share or any legal or beneficial interest in a Vested Performance Share unless and until the Vested Performance Share has been transferred to the Eligible Executive at the Board's absolute discretion or as otherwise permitted by this Rule 8.

8.5 Payment of sale proceeds

If the Board, in its absolute discretion, approves an application by the Eligible Executive for the Vested Performance Shares to be sold by the Trustee under this Rule 8, the Trustee must as soon as practicable pay the sale proceeds (after deducting costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)) to the Eligible Executive in accordance with the Application for Release.

8.6 Transfer of Vested Performance Share

If the Board, in its absolute discretion, approves an application by the Eligible Executive for the Vested Performance Shares to be transferred to the Eligible Executive or his/her nominee under this Rule 8, the Trustee must as soon as practicable arrange for the transfer of ownership of the Vested Performance Shares in accordance with the Application for Release (after

withholding any Shares for sale on the Eligible Executive's behalf on account of costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)).

8.7 Vested Performance Shares to be held by Trustee

(a) Prior to an event occurring under Rule 8.2, the Vested Performance Shares will be held by the Trustee on behalf of the Eligible Executive for the Holding Period in accordance with the terms and conditions of these Rules, the Plan and the Trust Deed.

(b) The Trustee will maintain a separate account in respect of that Eligible Executive in accordance with Rule 6.

(c) At any general meeting of the Company, each Eligible Executive shall be entitled to direct the Trustee how to vote the rights attaching to any Vested Performance Shares held by the Trustee for and on behalf of that Eligible Executive.

(d) In the event of a redemption or buyback of Shares by the Company, each Eligible Executive shall be entitled to direct the Trustee to accept or reject the offer of redemption or buyback in respect of any Vested Performance Shares held by the Trustee for and on behalf of that Eligible Executive.

8.8 Disposal Restrictions on Vested Performance Shares

(a) In the event the Trustee holds the Vested Performance Shares on behalf of an Eligible Executive in accordance with Rule 8.7, those Vested Performance Shares shall be subject to the provisions of this Rule 8.8 for a period of up to 10 years from the Commencement Date.

(b) The Board may determine at any time, in its absolute discretion, that Vested Performance Shares are no longer subject to the provisions of this Rule 8.8 and will notify the Eligible Executive and the Trustee of such determination in writing.

(c) An Eligible Executive may not sell, encumber or otherwise deal with a Vested Performance Share or any legal or beneficial interest in a Vested Performance Share unless and until the Vested Performance Share has been transferred by the Trustee to the Eligible Executive at the earlier of:

  (i) the date the Eligible Executive ceases to be an employee of the Company;

  (ii) the date the Board, in its absolute discretion, approves an Application for Release by an Eligible Executive under Rule 8.3; and

  (iii) the tenth anniversary of the Commencement Date.

8.9 Discretion at Expiry of Holding Period

(a) In the event the Board has not approved an Application for Release by an Eligible Executive under Rule 8.3 at the expiry of the Holding Period, the Board may, in its absolute discretion, determine how the Vested Performance Shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto.

(b) The Eligible Executive will be entitled to the net proceeds from the sale of the Vested Performance Shares (less any costs, charges and taxes referred to in Rule 7.2).

8.10 Change of Control

(a) If a Change of Control has occurred in relation to the Company, the Board may in its absolute discretion resolve that the conditions applicable to the award of Performance Shares to an Eligible Executive, which have not been satisfied, are waived.

(b) If a 90% Change of Control has occurred in relation to the Company, all Performance Shares will immediately vest with the Eligible Executives.

8.11 No Liability

The Company and the Trustee shall have no liability to an Eligible Executive howsoever arising in respect of the price for which Vested Performance Shares are sold or otherwise disposed of pursuant to Rules 8.5 and 8.9 and the Eligible Executive shall indemnify and hold harmless the Company and the Trustee in respect of any such liability.

8.12 Funding of Trustee's expenses

(a) If the Trustee sells or otherwise transfers Vested Performance Shares pursuant to Rules 8.5, 8.6 or 8.9, the Trustee need not sell or transfer that number of Vested Performance Shares which the Trustee in its opinion considers necessary to fund any expenses incurred by the Trustee in respect of any costs or charges associated with the sale or transfer of the Vested Performance Shares.

(b) The Trustee may sell those Vested Performance Shares it retains and keep the proceeds to apply in respect of costs and charges associated with the sale or transfer of the Vested Performance Shares and must pay any balance to the Eligible Executive.

9. Forfeiture of Performance Shares

9.1 Forfeiture Prior to Vesting of Performance Shares

(a) Performance Shares shall be subject to the provisions of this Rule 9 for a period commencing on the Commencement Date up to and including the date the Performance Shares vest with the Eligible Executive in accordance with the terms and conditions of this Plan and the Rules.

(b) The Board may determine at any time, in its absolute discretion, that Performance Shares are no longer subject to the provisions of this Rule 9 and will notify the Eligible Executive and the Trustee of such a determination in writing.

9.2 Forfeiture events

While Performance Shares are subject to this Rule 9, if:

(a) the Board determines that the Eligible Executive has committed any act of fraud or defalcation or gross misconduct in relation to the affairs of the Company or an Associated Company; or

(b) the conditions to which an award of Performance Shares is subject have not been satisfied, in the relevant time period in respect of the Performance Shares; or

(c) the termination of employment of a Eligible Executive by the Company or an Associated Company occurs in the circumstances specified in the award in respect of the Performance Shares,

the Eligible Executive shall, subject to this Rule 9 and unless the Board in its absolute discretion determines otherwise, forfeit any right or interest in the Performance Shares or other entitlements of the Eligible Executive under the Plan and the Board shall notify the Trustee accordingly.

9.3 Dealing in forfeited Performance Shares

The Board in its absolute discretion may determine that forfeited Performance Shares are to be sold, transferred or otherwise disposed of or allocated to other Eligible Executives and may give the Trustee such directions as it determines to give effect thereto including how any proceeds from the sale of forfeited Performance Shares are to be applied.

9.4 Dealing in Entitlements of forfeited Performance Shares

Pending the dealing with forfeited Performance Shares under Rule 9.3, the Board shall have the absolute discretion as to how any Entitlements in respect of such Performance Shares are to be dealt with and may direct the Trustee accordingly.

9.5 Eligible Executive to have no rights to proceeds

An Eligible Executive shall have no rights to the proceeds from any sale or other disposal or dealing in forfeited Performance Shares under Rule 9 and releases and shall hold harmless the Company and each Director and the Trustee from and indemnify the Company and each Associated Company and each Director and the Trustee against any claim or liability in respect thereof.

10. Unclaimed moneys

If the Trustee cannot locate the Eligible Executive at the last residential address of the Eligible Executive known to it, for the purposes of paying any balance of proceeds of sale of Vested Performance Shares in accordance with Rule 8 and any other moneys credited to the account of a Eligible Executive maintained in accordance with Rule 6, then the Trustee shall apply the proceeds as directed by the Board.

11. Administration of the Plan

(a) The Plan will be administered by the Board in accordance with these Rules. The Board may make regulations for the operation of the Plan which are consistent with these Rules.

(b) Any power or direction which is conferred on the Board by these Rules may be exercised by the Board in the interests or for the benefit of the Company, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

(c) Any power or discretion which is conferred on the Board by these Rules may be delegated by the Board for such period and upon such conditions as the Board may determine to:

- (i) a committee consisting of such Directors as the Board determines; or
- (ii) any one or more persons selected by the Board.

(d) Every exercise of discretion by the Board (or its delegate) and every decision of the Board as to the interpretation, effect or application of these Rules is final, conclusive and binding.

12. Rights of Eligible Executives

Nothing in these Rules:

(a) confers on an Eligible Executive the right to receive an award of Performance Shares;

(b) confers on an Eligible Executive the right to continue as an employee of the Company or an Associated Company;

(c) affects any rights which the Company or an Associated Company may have to terminate the employment of any employee; or

(d) may be used to increase damages in any action brought against the Company or an Associated Company in respect of any such termination.

13. Amendment of these Rules

13.1 Amendments

Subject to the Listing Rules and Rule 13.2, the Board may amend all or any of the provisions of these Rules (including this Rule 13). The Trustee must be given notice of any such amendment.

13.2 No reduction of rights

No amendment of the provisions of these Rules is to reduce the rights of any Eligible Executive in respect of an award of a right to receive Performance Shares, or Performance Shares acquired under the Plan prior to the date of the amendment without the prior written consent of Eligible Executives, other than an amendment introduced primarily:

(a) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legislation governing or regulating the maintenance or operation of the Plan or like plans;

(b) to correct any manifest error or mistake; or

(c) to enable the Company or an Associated Company to comply with the Corporations Act, the Listing Rules, applicable foreign laws, or a requirement, policy or practice of the Australian Securities and Investments Commission or other foreign or Australian regulatory body.

13.3 Retrospectivity

Subject to Rules 13.1 and 13.2, any amendment made pursuant to Rule 13.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

14. Attorney

Each Eligible Executive, in consideration of an award of the right to receive Performance Shares, shall be deemed to irrevocably appoint the Company and Associated Company and the Trustee and any person nominated from time to time by the Company and/or the Trustee (each an "attorney"), severally, as the Eligible Executive's attorney to complete and execute any documents including applications for shares and share transfers and to do all acts or things on behalf of and in the name of the Eligible Executive which may be convenient or necessary for the purpose of giving effect to the provisions of these Rules and the Eligible Executive shall be

deemed to covenant that the Eligible Executive shall ratify and confirm any act or thing done pursuant to this power and shall release the Company, the Trustee, each Associated Company and the attorney from any liability whatsoever arising from the exercise of the powers conferred by this Rule and shall indemnify and hold harmless the Company, the Trustee, each Associated Company and the attorney in respect thereof.

15. Notices

Any notice to Eligible Executives may be given in such manner as the Board determines.

16. Termination and suspension of the Plan

16.1 Board determination

The Board may resolve at any time to terminate or suspend the operation of the Plan.

16.2 Dealing with Shares

If the Plan is terminated or suspended under Rule 16.1, the Board shall in respect of outstanding awards of Performance Shares, determine at its absolute discretion that either such awards shall lapse or conditions to which a Performance Share is subject are to be waived in part or in whole and proceed in accordance with Rule 8.1 in respect of those and any other Performance Shares.

17. Governing law

This Plan is governed by and shall be construed and take effect in accordance with the laws of Queensland.

18. Eligible Executives who are Non-resident citizens

In the event the executive is a Non-resident Eligible Executive for the purposes of this Plan, the terms and conditions of this Plan and the Trust Deed apply in respect of the Non-resident Eligible Executive subject to Schedule 1.

1. Schedule 1

This Plan will apply to Non-resident Eligible Executives subject to the following alterations:

1. wherever the term "Eligible Executive" appears in this Plan (except the definition of "Eligible Executive in clause 2.1) it is to be replaced by the term "Non-resident Eligible Executive";

2. the definition of "Holding Period" is deleted in Rule 2.1;

3. the following definitions are inserted in Rule 2.1:

   "Release Date" *the date specified in a Vesting Notice as the date by which a Non-resident Eligible Executive must give the Company an Application for Release*

   "Right" *a right to one Share subject to such terms and conditions, including disposal restrictions and vesting criteria, determined by the Board in its absolute discretion.*

4. Rule 8 is deleted in its entirety and replaced with the following Rule 8:

   8. Release of Performance Shares

   8.1 Conditions satisfied or waived

   The Board shall advise a Non-resident Eligible Executive in writing upon satisfaction of the conditions to which a Performance Share is subject by way of a Vesting Notice.

   8.2 Application for Release of Vested Performance Shares

   After receiving notice under Rule 8.1, the Non-resident Eligible Executive must give the Company an Application for Release on or before the Release Date requesting the Vested Performance Shares be:

   (a) *transferred to the Non-resident Eligible Executive or his/her nominee; or*

   (b) *sold by the Trustee and the net proceeds transferred to the Non-resident Eligible Executive at his/her direction.*

   8.3 No Sale Pending Transfer

   The Non-resident Eligible Executive may not sell, encumber or otherwise deal with a Vested Performance Share or any legal or beneficial interest in a Vested Performance Share unless and until the Vested Performance Share has been transferred to the Non-resident Eligible Executive at the Board's absolute discretion or as otherwise permitted by this Rule 8.

   8.4 Payment of sale proceeds

   If the Board, at its absolute discretion, approves an Application for Release by the Non-resident Eligible Executive for the Vested Performance Shares to be sold by the Trustee under this Rule 8, the Trustee must as soon as practicable pay the sale proceeds (after deducting costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)) to the Non-resident Eligible Executive in accordance with the Application for Release.

8.5 Transfer of Vested Performance Share

If the Board, at its absolute discretion, approves an application by the Non-resident Eligible Executive for the Vested Performance Shares to be transferred to the Non-resident Eligible Executive or his/her nominee under this Rule 8, the Trustee must as soon as practicable arrange for the transfer of ownership of the Vested Performance Shares in accordance with the Application for Release (after withholding any Shares for sale on the Eligible Executive's behalf on account of costs or charges that will be incurred by it and any taxes required to be withheld including any taxes, social security contributions or other levies in relation to the transfer of Shares to Eligible Executives under this Plan as provided for under Rule 7.2(a)).

8.6 No Application for Release

(a) *In the event the Non-resident Eligible Executive fails to comply with Rule 8.2 and complete an Application for Release, the Board at its absolute discretion may determine how the Vested Performance Shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto.*

(b) *The Non-resident Eligible Executive will be entitled to the net proceeds from the sale of the Vested Performance Shares (less any costs, charges and taxes referred to in Rule 7.2(a)).*

8.7 Change of Control

If a Change of Control has occurred in relation to the Company, the Board may at its absolute discretion resolve that the conditions applicable to the award of Performance Shares to a Non-resident Eligible Executive, which have not been satisfied, are waived.

8.8 No Liability

The Company and the Trustee shall have no liability to a Non-resident Eligible Executive howsoever arising in respect of the price for which Vested Performance Shares are sold or otherwise disposed of pursuant to Rules 8.4, 8.5 and 8.6 and the Non-resident Eligible Executive shall indemnify and hold harmless the Company and the Trustee in respect of any such liability.

8.9 Funding of Trustee's expenses

(a) *If the Trustee sells or otherwise transfers Vested Performance Shares pursuant to Rules 8.4, 8.5 or 8.6, the Trustee need not sell or transfer that number of Vested Performance Shares which the Trustee in its opinion considers necessary to fund any expenses incurred by the Trustee in respect of any costs or charges associated with the sale or transfer of the Vested Performance Shares.*

(b) *The Trustee may sell those Vested Performance Shares it retains and keep the proceeds to apply in respect of costs and charges associated with the sale or transfer of the Vested Performance Shares and must pay any balance to the Non-resident Eligible Executive.*

5. Rule 8A is inserted immediately following Rule 8 as follows:

8A ***Jurisdictional Issues***

8A.1 ***Rights***

If, in the opinion of the Board, the award of Performance Shares to a Non-resident Eligible Executive has or may have adverse taxation consequences to the Non-resident Eligible Executive or the Company or both, then the Board may elect, in its absolute discretion, to award a Non-resident Eligible Executive Rights rather than Performance Shares.

8A.2 ***Allocation***

If Rights are awarded to a Non-resident Eligible Executive in accordance with Rule 8A.1, the corresponding number of Shares or lesser number determined by the Board in its absolute discretion, or their cash equivalent, will be allocated to that Non-resident Eligible Executive upon receipt of a Vesting Notice from the Company subsequent to the Non-resident Eligible Executive satisfying any and all conditions attaching to the Rights as determined by the Board in its absolute discretion. Rule 7.2(a) shall apply in relation to the allocation of Shares under this Rule 8A.2.

8A.3 ***Entitlements***

If Rights are awarded to a Non-resident Eligible Executive in accordance with Rule 8A.1, the Non-resident Eligible Executive will not have a vested or indefeasible right to any Entitlement until Shares or their cash equivalent are allocated to the Non-resident Eligible Executive in accordance with Rule 8A.2.

6. Rule 18 is deleted in its entirety.

Billabong Executive Performance Share Plan Trust Deed - Australia

Billabong International Limited
ACN 084 923 946

[insert trustee]
ACN [insert]

1475064.6

Table of Contents

The Billabong Executive Performance Share Plan Trust Deed made at on

Parties **Billabong International Limited ACN 084 923 946** of 1 Billabong Place, Burleigh Heads in the State of Queensland ("**Company**")

[insert trustee name & ACN] of [address] ("**Trustee**")

Recitals

A. The Board of Directors of the Company have resolved:

1. to benefit its employees including Directors who hold office in an executive capacity by giving them a direct financial interest in the future profits of the Company and for this purpose to adopt a scheme to be known as "**The Billabong Executive Performance Share Plan**"; and

2. to establish a Trust with the object, inter alia, of enabling the trustee of that Trust to purchase or subscribe for fully paid Shares in the capital of the Company to be held on behalf of employees, as provided by this Deed.

B. The Trustee has been nominated by the Company to act as Trustee of the Plan and of this Deed and it has agreed to act as such Trustee as testified by its execution of this Deed.

This deed provides

1. Definitions and interpretation

In this Deed, unless a contrary intention appears, the following words and phrases shall have the meanings assigned to them below:

ASX — Australian Stock Exchange Limited ACN 008 624 691.

ASIC — Australian Securities & Investment Commission

Associate — in relation to a person, any person:

(a) that is associated with that first mentioned person within the meaning of Part 1.2 Division 2 of the *Corporations Act* 2001; or

(b) whom the ASX considers should be regarded as an associate with the first-mentioned person.

Australian Executive — individuals who receive **salary or wages** within the meaning of section 136 of the Fringe Benefits Tax Assessment Act 1986

Board — all or some of the Directors of the Company acting as a board or a committee of the board appointed under Rule 11 of the Plan for, or a committee the functions of which are determined to include, the administration of the Plan

Company — Billabong International Limited ACN 084 923 946

Deed — this Trust Deed

Director — in relation to the Company, the Directors for the time being of the Company

Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are Australian Executives
Entitlements	any rights to acquire shares, options, dividends or other securities awarded or issued by the Company or by any other company to shareholders of the Company and include, in relation to the Performance Shares: 1. income derived from the Performance Shares including dividends; 2. the right to returns or distributions of capital to shareholders such as bonus shares, redemptions and share buy-backs; 3. the right to participate in any dividend reinvestment plan or bonus share plan operated by the Company in respect of all Performance Shares held on the Eligible Executive's behalf; 4. the right to receive notices of every general meeting of the Company and any document which accompany such notice; and 5. the right to direct the Trustee to vote on the Eligible Executive's behalf (to the extent permitted by law) in respect of the Performance Shares by way of written notice to the Trustee not less than 72 hours before any general meeting of the Company.
Fund	the property from time to time held by or on account of the Trustee or the trusts of these presents
Holding Period	the period of time the Trustee will hold the Vested Performance Shares on behalf of an Eligible Executive in accordance with the Plan, as set out in clause 4.3 of this Trust Deed.
Listing Rules	the Official Listing Rules of ASX
Performance Share	a fully paid ordinary share in the capital of the Company awarded to an Eligible Executive
Plan	the Billabong Executive Performance Share Plan
Shares	fully paid ordinary shares in the capital of the Company
Subsidiaries	any subsidiary of the Company to which this Deed and the Plan may be extended in accordance with clause 24 for so long as they remain Subsidiaries of the Company
Trustee	[insert the name of the Trustee]
Trust Period	the period commencing on the date of this Deed and ending at: (a) the expiration of 79 years 364 days from the date of this Deed; or (b) the date when the Company shall go into liquidation

otherwise than for the purposes of and followed by an amalgamation or reconstruction in such circumstances that the undertaking assets and liabilities of the Company pass to a successor of the Company,

whichever event first occurs

Vested Performance Shares	an Eligible Executive's Performance Shares that have vested in accordance with the terms and conditions of the Plan

2. Interpretation

In this Deed headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision; words denoting the singular shall include the plural and vice versa;

(b) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa; words denoting any gender shall include all genders;

(c) references to Parties, Parts, Clauses, Annexures and Schedules are references to Parties, Parts, Clauses, Annexures and Schedules to this Deed as modified or varied from time to time;

(d) references to any document, deed or agreement shall include references to such document or agreement as amended, novated, supplemented, varied or replaced from time to time; and

(e) references to any party to this Deed or any other document, deed or agreement shall include its successors or permitted assigns; all references to dates and times are to Brisbane time; all references to "$" and "dollars" are to the lawful currency of Australia.

3. The Fund

(a) The Fund shall commence in the first place with the sum of $10.00 now paid by the Company to the Trustee.

(b) The Company may make such further contributions to the Fund in such manner as it sees fit including by way of cash gifts or interest free loans or with such rate of interest as agreed in accordance with Clause 9 in respect of Eligible Executives employed by them respectively as the Directors of the Company shall from time to time determine in agreement with the Trustee.

(c) The Fund shall be vested in the Trustee who shall during the Trust Period apply, hold and deal with the Fund in the manner directed by the Plan and by this Deed.

(d) Each Share acquired by the Trustee shall be held in the name of the Trustee for and on behalf of the particular Eligible Executive on whose behalf the Trustee acquired that Share, but subject to the rights of indemnity of the Trustee and clause 3(e) below.

(e) In the event the Shares acquired and held in accordance with clause 3(d) are forfeited by an Eligible Executive under the Plan, the Eligible Executive's Shares will become part of the general trust assets and will be held by the Trustee unless and until the Trustee receives a direction from the Board in relation to a future award to an Eligible Executive under the Plan.

(f) The Trustee shall maintain a register of the Shares acquired which shall specify on which Eligible Executive's behalf each Share has been acquired.

4. Fund for Benefit of Eligible Executives

4.1 General

(a) The Fund is established for the benefit of Eligible Executives of the Company.

(b) The Board shall from time to time by notice in writing instruct the Trustee to subscribe for, or purchase Shares from monies provided by the Company, such shares to be held by the Trustee and dealt with in accordance with this Trust Deed.

(c) The Trustee shall not be entitled to purchase or subscribe for any Shares in excess of the number of Shares specified by the Board.

(d) In exercising its powers as Trustee the Trustee shall act upon information supplied to it by the Directors or under the hand of the Secretary of the Company. The Trustee shall be entitled to rely upon this information and shall incur no liability obligation or responsibility for acting upon the same.

4.2 Performance Shares

(a) An Eligible Executive will be entitled to Entitlements attaching to Performance Shares from the Commencement Date and may request the Trustee hold these Entitlements on their behalf in accordance with the Plan.

(b) Notwithstanding clause 4.2(a), unless and until the Board has approved an Application for Release of Shares by the Eligible Executive, the Eligible Executive cannot authorise the Trustee to sell, transfer or otherwise deal with Performance Shares.

(c) Prior to the vesting of the Performance Shares with the Eligible Executive, the Board may from time to time by notice in writing:

  (i) advise the Trustee that an Eligible Executive's right to be awarded Performance Shares has been forfeited in accordance with the terms and conditions of the Plan; and

  (ii) instruct the Trustee how any Entitlements in respect of Performance Shares are to be dealt with.

4.3 Vested Performance Shares

Unless otherwise advised by the Board, the Trustee shall continue to hold the Vested Performance Shares on behalf of an Eligible Executive until the earlier of:

(a) the date the Eligible Executive ceases to be an employee of the Company;

(b) the date the Board, in its absolute discretion, approves an application by an Eligible Executive for his/her Vested Performance Shares to be sold or otherwise transferred at their discretion in accordance with the Plan; and

(c) the tenth anniversary of the date the Performance Shares were awarded to the Eligible Executive.

5. Overriding restrictions on Award

No Share may be awarded under the Plan if to do so would contravene the *Corporations Act* 2001, the Listing Rules or instruments of relief issued by ASIC from time to time relating to employee share schemes or any relevant foreign laws or regulations.

6. Eligible Directors' participation in the Plan

In relation to Directors who are eligible to participate in the Plan:

(a) those Directors; or

(b) an Associate of those Directors; or

(c) a person or company whose association with those Directors or their Associates is, in the opinion of the ASX, such that the person or company should be regarded as an associate of those Directors or their Associates,

shall only participate, whether directly or indirectly, in the Plan where those Directors, their Associates or a person or company whom the ASX regards as an associate of those Directors, receive the prior approval of shareholders of the Company by special resolution at a General Meeting to participate in the Plan where the notice convening the Meeting has advised:

(d) the name of the Director or Directors and/or the Associates;

(e) the number of securities to be allotted and transferred to each Director, their Associates or to which they may otherwise become entitled;

(f) the precise terms and conditions of each Directors' participation in the Plan,

and of those Directors, his/her Associates and those regarded as Associates by the ASX shall abstain from exercising any voting rights on the resolution, other than in respect of proxies given by other members of the Company which contain clear instructions as to how such votes are to be exercised.

7. Investment of Capital Moneys

(a) The certificates or other instruments of title to the Performance Shares shall be held by the Trustee until such time as the Board has approved an Application for Release of the Shares by the Eligible Executive in accordance with the terms and conditions of the Plan and this Trust Deed.

(b) Subject to the provisions of this Deed and of the Plan, the Trustee:

    (i) will not be entitled to any Entitlements that may accrue in relation to the Performance Shares unless the Performance Shares are forfeited by the Eligible Executive in accordance with the terms and conditions of the Plan; and

(ii) will have power at its discretion to sell or realise any investments of the Fund whether for the purpose of providing benefits under this Deed or for repaying loans from the Company or any of the Subsidiaries or for reinvestment or otherwise for any purpose whatsoever.

8. Price to be paid by Trustee on acquisition

(a) In the event of the Trustee subscribing for Shares pursuant to an offer by the Company to existing shareholders of rights to subscribe for share capital of the Company, the subscription price shall be the price at which the offer is made.

(b) In the event of the Trustee subscribing for Shares pursuant to a prospectus issued by the Company, the subscription price shall be such price as determined by the Board from time to time.

9. Maximum number of Shares

(a) Subject to clauses 9(b) and 9(c), the number of Performance Shares (if any) to be awarded to an Eligible Executive from time to time will be determined by the Directors in their absolute discretion and in accordance with the Plan any applicable laws.

(b) The Company will not make an award of Performance Shares if, at the time of making that award, the total number of Performance Shares the subject of that award when aggregated with:

(i) the number of Shares which would be issued were each outstanding offer with respect to Shares, units of Shares and options to acquire unissued Shares, under the Plan or any other employee share scheme to be accepted or exercised; and

(ii) the number of Shares in the same class issued, during the previous 5 years pursuant to the Plan or any other employee share scheme extended only to eligible employee of the Company ,

but disregarding any offer made, or Share issued by way of or as a result of:

(iii) an offer to a person situated at the time of receipt of the offer outside Australia; or

(iv) an offer that was an excluded offer or invitation within the meaning of the *Corporations Law* as it stood prior to the commencement of Schedule 1 to the *Corporate Law Economic Law Reform Program Act* 1999; or

(v) an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(vi) an offer that did not require the giving of a Product Disclosure Statement because of section 1012D of the *Corporations Act*; or

(vii) an offer made under a disclosure document (as defined in section 9 of the *Corporations Act*) or a Product Disclosure Document.

would exceed 5% of the total number of issued shares in that class of the Company at the time of the offer .

(c) The Company will not make an award, issue or allotment of any Shares to the Trustee to hold for and on behalf of an Eligible Executive:

(i) if immediately after the Share vests with the Eligible Executive, that Eligible Executive shall:

A. hold a legal or beneficial interest in more than 5% of the issued share capital of the Company; or

B. be in a position to cast, or control the casting of, more than 5% of the maximum number of votes that might be cast at a general meeting of the Company; and

(ii) unless at least 75% of Eligible Executives of the Group are entitled, or have previously been entitled to acquire:

A. Shares or rights under the Plan; or

B. Share or rights in the employer, or a holding company of the employer under another employee share scheme.

10. Rights of Eligible Executives to be personal

The rights and interest of an Eligible Executive under this Deed and the Plan are strictly personal and cannot be assigned charged or alienated in any way.

11. Meetings of Trustee

(a) The Trustee must hold a meeting not less than once in every year for the dispatch of business and must adjourn and otherwise regulate its meetings as it shall think fit.

(b) Where 2 or more Trustees have been appointed, a meeting of the Trustee may be held at any time if all the Trustees unanimously agree upon that time. The Chairman at any meeting of the Trustee shall have a second or casting vote. Where there are only 2 Trustees present at any meeting of the Trustee all questions arising at such meeting shall be decided by a unanimous vote of both Trustees. Where there are three or more Trustees present at any meeting of the Trustee all questions arising at the meeting shall be decided by a majority of the votes cast.

(c) Unless a corporation is for the time being is a Trustee in which case the quorum shall be one, 2 Trustees shall form a quorum.

(d) A resolution in writing signed by a sole Trustee, if there is only one Trustee, or all the Trustees for the time being if there be more than one Trustee shall be as valid and effectual as a resolution passed at a meeting of the Trustee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Trustees for the time being.

12. Exercise of powers by Trustee

(a) A meeting of the Trustee for the time being at which a quorum is present shall be competent to exercise all or any of the authorities powers and discretions vested in the Trustee generally by this Agreement or otherwise howsoever.

(b) No decision of or exercise of a power by the Trustee shall be invalidated or questioned on the ground that the Trustee has or has had a direct or indirect interest in such decision or in the exercise of such power.

13. Minutes of Trustee's Meeting

(a) The Trustee must cause proper minutes to be kept and entered in a book provided for the purpose of all its resolutions and proceedings and any those minutes if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting is admissible as prima facie evidence of the matters stated in such minutes.

(b) The Trustee shall keep adequate and proper accounts of all moneys and other property comprised in and all transactions affecting the Fund and shall once at least in every year cause such accounts to be made up and audited by a chartered accountant approved by the Company and shall submit such accounts to the Company.

14. Further powers of Trustee

(a) The Trustee may place any documents of title for the time being in its possession in connection with the trusts under this Deed in any bank or safe deposit and shall not be responsible for any loss incurred by its so doing.

(b) The Trustee may in any particular case or cases decide not to commence proceedings or take any other action for the recovery of any moneys due to it from any Eligible Executive or his legal personal representatives and shall not be responsible for any loss incurred by its so deciding.

15. Appointment of new Trustees

(a) the Company may at any time by a resolution of its Board of Directors remove any person or company from the office of Trustee; accept the resignation of any person or company as Trustee; appoint a new or additional Trustee.

(b) A Trustee or Trustees appointed for a period shall automatically vacate office at the end of the period.

(c) If any Trustee for the time being is a Director or Eligible Executive of the Company and ceases to be a Director or Eligible Executives of the Company he shall automatically cease to be a Trustee.

(d) The minimum number of Trustees shall be two unless a corporation is a Trustee in which case the minimum number shall be one.

16. Trustee's discretion

Subject to the terms of the Plan, the Trustee in the exercise of the authorities and discretion vested in it by this Deed has absolute and uncontrolled discretion and may exercise that discretion from time to time and at any time.

17. Remuneration of corporate Trustees

Any corporation acting as a Trustee other than the Company shall be entitled to remuneration upon such reasonable terms as the Directors of the Company shall agree.

18. Liability of Trustees

(a) In the professed execution of the trusts declared under this Deed the Trustee shall not be liable for any loss arising by reason of the negligence or fraud of any agent employed by him or by any of the other Trustees although the employment of such agent was not necessary or expedient or by reason of any mistake or omission made in good faith by the Trustee or by reason of any other matter or thing except wilful individual fraud or wrong doing on the part of the Trustee who is sought to be made liable.

(b) On any Trustee retiring as a Trustee he shall not be under any obligation in relation to the trusts of this Deed or the Plan or any moneys or other property the subject of the Plan or any matter arising under or in relation to this Deed except in the case of wilful individual fraud or wrong doing on the part of the retiring Trustee **PROVIDED THAT** at the date of such retirement the number of Trustees shall be not less than 2 in number unless a corporation is a Trustee.

19. Trustee's Indemnity

(a) the Company indemnifies the Trustee against all liabilities claims losses expenses and demands whatsoever incurred by it on or as a result of the execution of the trusts under this Deed.

(b) The Trustee shall have a lien on the Fund for the indemnity referred to in Clause 21(a).

20. Dissolution of Plan

At the expiration of the Trust Period the Fund, or any part of it which has not been applied for the benefit of Eligible Executives pursuant to the trusts and powers contained in this Deed, shall be realised and shall be paid or applied in the following manner:

(a) so much of the Fund as shall be required for this purpose shall be applied by the Trustee in repayment of such of the loans from the Company as may then be outstanding and in payment of all other debts and expenses which may then be owing;

(b) the balance, if any, of the Fund shall be divided between the Eligible Executives then in the actual employment of the Company in such proportions as the Trustee in its absolute discretion thinks fit; and

(c) in the event that there are no Eligible Executives then in the actual employment of the Company then upon trust that the balance of the Fund must be paid to any pension or superannuation Fund held for the benefit of Eligible Executives or the wives widows or infant children or Eligible Executives of the Company and if there is more than 1 such Fund then to any of those Funds in such proportions as the Trustee thinks fit having due regard to any rules against remoteness of vesting.

21. Modification of Trust Deed

(a) In addition to the power of alteration contained in the Plan the Trustee may at any time at the request in writing of the Company by Deed alter modify amend or revoke any of the provisions contained in this Deed as it thinks fit and may at such request in writing substitute new provisions to the exclusion or addition of all or any of such provisions and the Company may with the written consent of the

Trustee from time to time constitute regulations for the administration of the Fund and the Plan and may from time to time with such written consent alter modify amend or revoke all or any of such regulations **PROVIDED THAT**:

(i) the object of the Plan as declared in Clause 3 of the Plan must not be altered;

(ii) the trusts set out in Clause 22 must not be altered;

(iii) except with the consent of the Trustee no alteration shall impose onerous obligations on the Trustee or alter to the disadvantage of the Trustee the provisions for its protection and indemnity contained in this Deed;

(iv) no such alternation shall confer on the Company or any of the Subsidiaries any right additional to any right then subsisting to any money Shares or other property already in the hands of the Trustee at the time the alteration is made;

(v) no variation shall be valid to create trust or discretionary powers which would or might operate after the expiration of the Trust Period;

(vi) no alteration or variation shall increase the liability of any Eligible Executive; and

(vii) no such alteration or variation shall without the prior sanction of a Resolution of the Directors of the Company passed at a duly constituted Meeting of Directors of the Company vary the limitation on the amount which may be held by the Trustee for the benefit of any one Eligible Executive contained in Clause 5.

22. Extension of Plan to subsidiary

This Deed and the Plan may at any time be extended to any subsidiary of the Company **PROVIDED THAT** such subsidiary must first execute a Deed expressed to be supplemental to this Deed agreeing to comply with the terms of this Deed.

23. Notices

(a) All notices and other communications provided for or permitted under this Deed or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:

(i) If to the Company, to it at:

Name: Billabong International Limited
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654

(ii) If to the Trustee, to it at:

Name: [insert]
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654 [to be confirmed]

or to such other address or person as either party may specify by notice in writing to the other.

(b) All such notices or communications shall be deemed to have been duly given or made:-

(i) on the date upon which the envelope or wrapper containing any such notice or communication would, in the ordinary course of the post, have been delivered to the address to which it was posted;

(ii) when delivered by hand; or

(iii) if sent by facsimile transmission, when receipt acknowledged.

24. Expenses to be paid by the Company

Except as provided in this Deed or in the Plan all taxes costs charges and expenses of and incidental to the realisation and distribution of the Fund and all taxes costs charges and expenses of and incidental to the administration of the trusts under this Deed including any taxation and stamp duty for which the Trustee may be liable, shall be payable and paid by the Company.

25. Governing Law

This Deed shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

26. Plan forms part of Deed

For the avoidance of doubt, it is expressly provided that the terms and conditions of the Plan form part of this Deed.

Executed as a deed.

Executed by **Billabong International Limited ACN 084 923 946** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Executed by **[insert company] [insert ACN]** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Schedule 1

Billabong Executive Performance Share Plan



Billabong Executive Performance Share Plan Trust Deed - International

Billabong International Limited
ACN 084 923 946

[insert trustee]
ACN [insert]

1475021.5

Table of Contents

The Billabong Executive Performance Share Plan Trust Deed made at on

Parties

Billabong International Limited ACN 084 923 946 of 1 Billabong Place, Burleigh Heads in the State of Queensland ("**Company**")

[insert trustee name & ACN] of [address] ("**Trustee**")

Recitals

A. The Board of Directors of the Company have resolved:

1. to benefit its employees including Directors who hold office in an executive capacity by giving them a direct financial interest in the future profits of the Company and for this purpose to adopt a scheme to be known as "**The Billabong Executive Performance Share Plan**"; and

2. to establish a Trust with the object, inter alia, of enabling the trustee of that Trust to purchase or subscribe for fully paid Shares in the capital of the Company to be held on behalf of employees, as provided by this Deed.

B. The Trustee has been nominated by the Company to act as Trustee of the Plan and of this Deed and it has agreed to act as such Trustee as testified by its execution of this Deed.

This deed provides

1. Definitions and interpretation

In this Deed, unless a contrary intention appears, the following words and phrases shall have the meanings assigned to them below:

ASX — Australian Stock Exchange Limited ACN 008 624 691.

ASIC — Australian Securities & Investment Commission

Application for Release — a duly completed and signed application to the Company in the form approved by the Board from time to time for the release of Performance Shares at the direction of the Eligible Executive

Associate — in relation to a person, any person:

(a) that is associated with that first mentioned person within the meaning of Part 1.2 Division 2 of the *Corporations Act* 2001; or

(b) whom the ASX considers should be regarded as an associate with the first-mentioned person.

Australian Executive — individuals who receive **salary or wages** within the meaning of section 136 of the Fringe Benefits Tax Assessment Act 1986

Board — all or some of the Directors of the Company acting as a board or a committee of the board appointed under Rule 11 of the Plan for, or a committee the functions of which are determined to include, the administration of the Plan

Company — Billabong International Limited ACN 084 923 946

Deed	this Trust Deed
Director	in relation to the Company, the Directors for the time being of the Company
Eligible Executive	such executives, officers (including Directors) or other employees of the Company or an Associated Company as the Board determines from time to time and who are not Australian Executives
Entitlements	any rights to acquire shares, options, dividends or other securities awarded or issued by the Company or by any other company to shareholders of the Company and include, in relation to the Performance Shares: 1. income derived from the Performance Shares including dividends; 2. the right to returns or distributions of capital to shareholders such as bonus shares, redemptions and share buy-backs; 3. the right to participate in any dividend reinvestment plan or bonus share plan operated by the Company in respect of all Performance Shares held on the Eligible Executive's behalf; 4. the right to receive notices of every general meeting of the Company and any document which accompany such notice; and 5. the right to direct the Trustee to vote on the Eligible Executive's behalf (to the extent permitted by law) in respect of the Performance Shares by way of written notice to the Trustee not less than 72 hours before any general meeting of the Company.
Fund	the property from time to time held by or on account of the Trustee or the trusts of these presents
Listing Rules	the Official Listing Rules of ASX
Performance Share	a fully paid ordinary share in the capital of the Company awarded to an Eligible Executive
Plan	the Billabong Executive Performance Share Plan
Shares	fully paid ordinary shares in the capital of the Company
Subsidiaries	any subsidiary of the Company to which this Deed and the Plan may be extended in accordance with clause 24 for so long as they remain Subsidiaries of the Company
Trustee	[insert the name of the Trustee]
Trust Period	the period commencing on the date of this Deed and ending at: (a) the expiration of 79 years 364 days from the date of this

Deed; or

(b) the date when the Company shall go into liquidation otherwise than for the purposes of and followed by an amalgamation or reconstruction in such circumstances that the undertaking assets and liabilities of the Company pass to a successor of the Company,

whichever event first occurs

Vested Performance Shares	an Eligible Executive's Performance Shares that have vested in accordance with the terms and conditions of the Plan

2. Interpretation

In this Deed headings are for convenience only and shall not affect its interpretation. Except to the extent that the context otherwise requires:

(a) reference to any statute or statutory provision shall include any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such legislation or such provision; words denoting the singular shall include the plural and vice versa;

(b) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa; words denoting any gender shall include all genders;

(c) references to Parties, Parts, Clauses, Annexures and Schedules are references to Parties, Parts, Clauses, Annexures and Schedules to this Deed as modified or varied from time to time;

(d) references to any document, deed or agreement shall include references to such document or agreement as amended, novated, supplemented, varied or replaced from time to time; and

(e) references to any party to this Deed or any other document, deed or agreement shall include its successors or permitted assigns; all references to dates and times are to Brisbane time; all references to "$" and "dollars" are to the lawful currency of Australia.

3. The Fund

(a) The Fund shall commence in the first place with the sum of $10.00 now paid by the Company to the Trustee.

(b) The Company may make such further contributions to the Fund in such manner as it sees fit including by way of cash gifts or interest free loans or with such rate of interest as agreed in accordance with Clause 9 in respect of Eligible Executives employed by them respectively as the Directors of the Company shall from time to time determine in agreement with the Trustee.

(c) The Fund shall be vested in the Trustee who shall during the Trust Period apply, hold and deal with the Fund in the manner directed by the Plan and by this Deed.

(d) Each Share acquired by the Trustee shall be held in the name of the Trustee for and on behalf of the particular Eligible Executive on whose behalf the Trustee

acquired that Share, but subject to the rights of indemnity of the Trustee and clause 3(e) below.

(e) In the event the Shares acquired and held in accordance with clause 3(d) are forfeited by an Eligible Executive under the Plan, the Eligible Executive's Shares will become part of the general trust assets and will be held by the Trustee unless and until the Trustee receives a direction from the Board in relation to a future award to an Eligible Executive under the Plan.

(f) The Trustee shall maintain a register of the Shares acquired which shall specify on which Eligible Executive's behalf each Share has been acquired.

4. Fund for Benefit of Eligible Executives

4.1 General

(a) The Fund is established for the benefit of Eligible Executives of the Company.

(b) The Board shall from time to time by notice in writing instruct the Trustee to subscribe for, or purchase Shares from monies provided by the Company, such shares to be held by the Trustee and dealt with in accordance with this Trust Deed.

(c) The Trustee shall not be entitled to purchase or subscribe for any Shares in excess of the number of Shares specified by the Board.

(d) In exercising its powers as Trustee the Trustee shall act upon information supplied to it by the Directors or under the hand of the Secretary of the Company. The Trustee shall be entitled to rely upon this information and shall incur no liability obligation or responsibility for acting upon the same.

4.2 Performance Shares

(a) An Eligible Executive will be entitled to Entitlements attaching to a Performance Shares from the Commencement Date and may request the Trustee hold these Entitlements on their behalf in accordance with the Plan.

(b) Notwithstanding clause 4.2(a), unless and until the Board has approved an Application for Release of Shares by the Eligible Executive, the Eligible Executive cannot authorise the Trustee to sell, transfer or otherwise deal with Performance Shares.

(c) Prior to the vesting of the Performance Shares with the Eligible Executive, the Board may from time to time by notice in writing:

(i) advise the Trustee that an Eligible Executive's right to be awarded Performance Shares has been forfeited in accordance with the terms and conditions of the Plan; and

(ii) instruct the Trustee how any Entitlements in respect of Performance Shares are to be dealt with.

4.3 Vested Performance Shares

(a) After receiving notice by the Board, the Eligible Executive must give the Company an Application for Release requesting the Vested Performance Shares be:

(i) transferred to the Eligible Executive or his/her nominee; or

(ii) sold by the Trustee and the net proceeds transferred to the Eligible Executive at his/her direction.

(b) In the event the Eligible Executive fails to comply with the Plan and complete an Application for Release, the Board at its absolute discretion may determine how the Vested Performance Shares are to be sold, transferred or otherwise disposed of and may give the Trustee such directions as it determines to give effect thereto.

(c) The Eligible Executive will be entitled to the net proceeds from the sale of the Vested Performance Shares (less any costs, charges and taxes the Trustee is entitled to withhold in accordance with the Plan).

5. Overriding restrictions on Award

No Share may be awarded under the Plan if to do so would contravene the *Corporations Act* 2001, the Listing Rules or instruments of relief issued by ASIC from time to time relating to employee share schemes or any relevant foreign laws or regulations.

6. Eligible Directors' participation in the Plan

In relation to Directors who are eligible to participate in the Plan:

(a) those Directors; or

(b) an Associate of those Directors; or

(c) a person or company whose association with those Directors or their Associates is, in the opinion of the ASX, such that the person or company should be regarded as an associate of those Directors or their Associates,

shall only participate, whether directly or indirectly, in the Plan where those Directors, their Associates or a person or company whom the ASX regards as an associate of those Directors, receive the prior approval of shareholders of the Company by special resolution at a General Meeting to participate in the Plan where the notice convening the Meeting has advised:

(d) the name of the Director or Directors and/or the Associates;

(e) the number of securities to be allotted and transferred to each Director, their Associates or to which they may otherwise become entitled;

(f) the precise terms and conditions of each Directors' participation in the Plan,

and of those Directors, his/her Associates and those regarded as Associates by the ASX shall abstain from exercising any voting rights on the resolution, other than in respect of proxies given by other members of the Company which contain clear instructions as to how such votes are to be exercised.

7. Investment of Capital Moneys

(a) The certificates or other instruments of title to the Performance Shares shall be held by the Trustee until such time as the Board has approved an Application for Release of the Shares by the Eligible Executive in accordance with the terms and conditions of the Plan and this Trust Deed.

(b) Subject to the provisions of this Deed and of the Plan, the Trustee:

(i) will not be entitled to any Entitlements that may accrue in relation to the Performance Shares unless the Performance Shares are forfeited by the

Eligible Executive in accordance with the terms and conditions of the Plan; and

(ii) will have power at its discretion to sell or realise any investments of the Fund whether for the purpose of providing benefits under this Deed or for repaying loans from the Company or any of the Subsidiaries or for reinvestment or otherwise for any purpose whatsoever.

8. Price to be paid by Trustee on acquisition

(a) In the event of the Trustee subscribing for Shares pursuant to an offer by the Company to existing shareholders of rights to subscribe for share capital of the Company, the subscription price shall be the price at which the offer is made.

(b) In the event of the Trustee subscribing for Shares pursuant to a prospectus issued by the Company, the subscription price shall be such price as determined by the Board from time to time.

9. Maximum number of Shares

(a) Subject to clauses 9(b) and 9(c), the number of Performance Shares (if any) to be awarded to an Eligible Executive from time to time will be determined by the Directors in their absolute discretion and in accordance with the Plan any applicable laws.

(b) The Company will not make an award of Performance Shares if, at the time of making that award, the total number of Performance Shares the subject of that award when aggregated with:

(i) the number of Shares which would be issued were each outstanding offer with respect to Shares, units of Shares and options to acquire unissued Shares, under the Plan or any other employee share scheme to be accepted or exercised; and

(ii) the number of Shares in the same class issued, during the previous 5 years pursuant to the Plan or any other employee share scheme extended only to eligible employee of the Company ,

but disregarding any offer made, or Share issued by way of or as a result of:

(iii) an offer to a person situated at the time of receipt of the offer outside Australia; or

(iv) an offer that was an excluded offer or invitation within the meaning of the *Corporations Law* as it stood prior to the commencement of Schedule 1 to the *Corporate Law Economic Law Reform Program Act* 1999; or

(v) an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(vi) an offer that did not require the giving of a Product Disclosure Statement because of section 1012D of the *Corporations Act*; or

(vii) an offer made under a disclosure document (as defined in section 9 of the *Corporations Act*) or a Product Disclosure Document.

would exceed 5% of the total number of issued shares in that class of the Company at the time of the offer .

(c) The Company will not make an award, issue or allotment of any Shares to the Trustee to hold for and on behalf of an Eligible Executive:

(i) if immediately after the Share vests with the Eligible Executive, that Eligible Executive shall:

A. hold a legal or beneficial interest in more than 5% of the issued share capital of the Company; or

B. be in a position to cast, or control the casting of, more than 5% of the maximum number of votes that might be cast at a general meeting of the Company; and

(ii) unless at least 75% of Eligible Executives of the Group are entitled, or have previously been entitled to acquire:

A. Shares or rights under the Plan; or

B. Share or rights in the employer, or a holding company of the employer under another employee share scheme.

10. Rights of Eligible Executives to be personal

The rights and interest of an Eligible Executive under this Deed and the Plan are strictly personal and cannot be assigned charged or alienated in any way.

11. Meetings of Trustee

(a) The Trustee must hold a meeting not less than once in every year for the dispatch of business and must adjourn and otherwise regulate its meetings as it shall think fit.

(b) Where 2 or more Trustees have been appointed, a meeting of the Trustee may be held at any time if all the Trustees unanimously agree upon that time. The Chairman at any meeting of the Trustee shall have a second or casting vote. Where there are only 2 Trustees present at any meeting of the Trustee all questions arising at such meeting shall be decided by a unanimous vote of both Trustees. Where there are three or more Trustees present at any meeting of the Trustee all questions arising at the meeting shall be decided by a majority of the votes cast.

(c) Unless a corporation is for the time being is a Trustee in which case the quorum shall be one, 2 Trustees shall form a quorum.

(d) A resolution in writing signed by a sole Trustee, if there is only one Trustee, or all the Trustees for the time being if there be more than one Trustee shall be as valid and effectual as a resolution passed at a meeting of the Trustee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Trustees for the time being.

12. Exercise of powers by Trustee

(a) A meeting of the Trustee for the time being at which a quorum is present shall be competent to exercise all or any of the authorities powers and discretions vested in the Trustee generally by this Agreement or otherwise howsoever.

(b) No decision of or exercise of a power by the Trustee shall be invalidated or questioned on the ground that the Trustee has or has had a direct or indirect interest in such decision or in the exercise of such power.

13. Minutes of Trustee's Meeting

(a) The Trustee must cause proper minutes to be kept and entered in a book provided for the purpose of all its resolutions and proceedings and any those minutes if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting is admissible as prima facie evidence of the matters stated in such minutes.

(b) The Trustee shall keep adequate and proper accounts of all moneys and other property comprised in and all transactions affecting the Fund and shall once at least in every year cause such accounts to be made up and audited by a chartered accountant approved by the Company and shall submit such accounts to the Company.

14. Further powers of Trustee

(a) The Trustee may place any documents of title for the time being in its possession in connection with the trusts under this Deed in any bank or safe deposit and shall not be responsible for any loss incurred by its so doing.

(b) The Trustee may in any particular case or cases decide not to commence proceedings or take any other action for the recovery of any moneys due to it from any Eligible Executive or his legal personal representatives and shall not be responsible for any loss incurred by its so deciding.

15. Appointment of new Trustees

(a) the Company may at any time by a resolution of its Board of Directors remove any person or company from the office of Trustee; accept the resignation of any person or company as Trustee; appoint a new or additional Trustee.

(b) A Trustee or Trustees appointed for a period shall automatically vacate office at the end of the period.

(c) If any Trustee for the time being is a Director or Eligible Executive of the Company and ceases to be a Director or Eligible Executives of the Company he shall automatically cease to be a Trustee.

(d) The minimum number of Trustees shall be two unless a corporation is a Trustee in which case the minimum number shall be one.

16. Trustee's discretion

Subject to the terms of the Plan, the Trustee in the exercise of the authorities and discretion vested in it by this Deed has absolute and uncontrolled discretion and may exercise that discretion from time to time and at any time.

17. Remuneration of corporate Trustees

Any corporation acting as a Trustee other than the Company shall be entitled to remuneration upon such reasonable terms as the Directors of the Company shall agree.

18. Liability of Trustees

(a) In the professed execution of the trusts declared under this Deed the Trustee shall not be liable for any loss arising by reason of the negligence or fraud of any agent employed by him or by any of the other Trustees although the employment of such agent was not necessary or expedient or by reason of any mistake or omission made in good faith by the Trustee or by reason of any other matter or thing except wilful individual fraud or wrong doing on the part of the Trustee who is sought to be made liable.

(b) On any Trustee retiring as a Trustee he shall not be under any obligation in relation to the trusts of this Deed or the Plan or any moneys or other property the subject of the Plan or any matter arising under or in relation to this Deed except in the case of wilful individual fraud or wrong doing on the part of the retiring Trustee **PROVIDED THAT** at the date of such retirement the number of Trustees shall be not less than 2 in number unless a corporation is a Trustee.

19. Trustee's Indemnity

(a) the Company indemnifies the Trustee against all liabilities claims losses expenses and demands whatsoever incurred by it on or as a result of the execution of the trusts under this Deed.

(b) The Trustee shall have a lien on the Fund for the indemnity referred to in Clause 21(a).

20. Dissolution of Plan

At the expiration of the Trust Period the Fund, or any part of it which has not been applied for the benefit of Eligible Executives pursuant to the trusts and powers contained in this Deed, shall be realised and shall be paid or applied in the following manner:

(a) so much of the Fund as shall be required for this purpose shall be applied by the Trustee in repayment of such of the loans from the Company as may then be outstanding and in payment of all other debts and expenses which may then be owing;

(b) the balance, if any, of the Fund shall be divided between the Eligible Executives then in the actual employment of the Company in such proportions as the Trustee in its absolute discretion thinks fit; and

(c) in the event that there are no Eligible Executives then in the actual employment of the Company then upon trust that the balance of the Fund must be paid to any pension or superannuation Fund held for the benefit of Eligible Executives or

the wives widows or infant children or Eligible Executives of the Company and if there is more than 1 such Fund then to any of those Funds in such proportions as the Trustee thinks fit having due regard to any rules against remoteness of vesting.

21. Modification of Trust Deed

(a) In addition to the power of alteration contained in the Plan the Trustee may at any time at the request in writing of the Company by Deed alter modify amend or revoke any of the provisions contained in this Deed as it thinks fit and may at such request in writing substitute new provisions to the exclusion or addition of all or any of such provisions and the Company may with the written consent of the Trustee from time to time constitute regulations for the administration of the Fund and the Plan and may from time to time with such written consent alter modify amend or revoke all or any of such regulations **PROVIDED THAT**:

(i) the object of the Plan as declared in Clause 3 of the Plan must not be altered;

(ii) the trusts set out in Clause 22 must not be altered;

(iii) except with the consent of the Trustee no alteration shall impose onerous obligations on the Trustee or alter to the disadvantage of the Trustee the provisions for its protection and indemnity contained in this Deed;

(iv) no such alternation shall confer on the Company or any of the Subsidiaries any right additional to any right then subsisting to any money Shares or other property already in the hands of the Trustee at the time the alteration is made;

(v) no variation shall be valid to create trust or discretionary powers which would or might operate after the expiration of the Trust Period;

(vi) no alteration or variation shall increase the liability of any Eligible Executive; and

(vii) no such alteration or variation shall without the prior sanction of a Resolution of the Directors of the Company passed at a duly constituted Meeting of Directors of the Company vary the limitation on the amount which may be held by the Trustee for the benefit of any one Eligible Executive contained in Clause 5.

22. Extension of Plan to subsidiary

This Deed and the Plan may at any time be extended to any subsidiary of the Company **PROVIDED THAT** such subsidiary must first execute a Deed expressed to be supplemental to this Deed agreeing to comply with the terms of this Deed.

23. Notices

(a) All notices and other communications provided for or permitted under this Deed or otherwise shall be sent by certified or registered mail with postage prepaid, by hand delivery or by facsimile transmission as follows:

(i) If to the Company, to it at:

Name: Billabong International Limited
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654

(ii) If to the Trustee, to it at:

Name: [insert]
Address: 1 Billabong Place, Burleigh Heads, Qld 4220
Fax No.: (07) 5589 9654 [to be confirmed]

or to such other address or person as either party may specify by notice in writing to the other.

(b) All such notices or communications shall be deemed to have been duly given or made:-

(i) on the date upon which the envelope or wrapper containing any such notice or communication would, in the ordinary course of the post, have been delivered to the address to which it was posted;

(ii) when delivered by hand; or

(iii) if sent by facsimile transmission, when receipt acknowledged.

24. Expenses to be paid by the Company

Except as provided in this Deed or in the Plan all taxes costs charges and expenses of and incidental to the realisation and distribution of the Fund and all taxes costs charges and expenses of and incidental to the administration of the trusts under this Deed including any taxation and stamp duty for which the Trustee may be liable, shall be payable and paid by the Company.

25. Governing Law

This Deed shall be governed by and construed in accordance with the law of Queensland and each of the parties hereby submits to the non-exclusive jurisdiction of the Queensland Courts.

26. Plan forms part of Deed

For the avoidance of doubt, it is expressly provided that the terms and conditions of the Plan form part of this Deed.

Executed as a deed.

Executed by **Billabong International Limited ACN 084 923 946** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Executed by **[insert company] [insert ACN]** by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Schedule 1

Billabong Executive Performance Share Plan


BILLABONG CORPORATE

About Billabong
Contact Us
Corporate Overview
Dividend Information
Shareholder Information
Share Prices & Graphs
Announcements
Reports & Presentations
FAQ
Corporate Governance
Privacy Policy

ANNOUNCEMENTS

2005 ANNOUNCEMENTS

20 September 2005
AGM documents despatched to shareholders - Notice of Meeting
FULL STORY

20 September 2005
AGM documents despatched to shareholders - Explanatory Memorandum
FULL STORY

20 September 2005
2004/05 Concise Annual Report
FULL STORY

20 September 2005
2004/05 Full Financial Report
FULL STORY

16 September 2005
APPENDIX 3B - ISSUE OF 234,464 FULLY PAID ORDINARY SHARES
FULL STORY

31 August 2005
APPENDIX 3B ISSUE OF 109,179 FULLY PAID ORDINARY SHARES
FULL STORY

19 August 2005
FULL FINANCIAL REPORT : 30 JUNE 2005
FULL STORY

19 August 2005
FULL-YEAR RESULTS OVERVIEW
FULL STORY

18 August 2005
AMENDED 3B TO CONFIRM QUOTED SECURITIES ON ISSUE
FULL STORY

18 August 2005
UNLISTED SHARE OPTIONS RECONCILIATION
FULL STORY

11 August 2005
APPENDIX 3B - ISSUE OF 23,921 OPTIONS UNDER THE ELEMENT SKATEBOARDING ACQUISITION
FULL STORY

09 August 2005
APPENDIX 3B - ISSUE OF 17,194 FULLY PAID ORDINARY SHARES
FULL STORY

28 June 2005
APPENDIX 3B - ISSUE OF 67,314 FULLY PAID ORDINARY SHARES
FULL STORY

27 May 2005
BILLABONG'S ELEMENT TO LAUNCH FOOTWEAR LINE

ANNOUNCEMENTS GO BACK

09 August 2005
APPENDIX 3B - ISSUE OF 17,194 FULLY PAID ORDINARY SHARES

Appendix 3B - Isssue of 17,194 shares



Shares issued to executives pursuant to the exercise of vested options in accordance with the terms of Agreement.

ANNOUNCEMENTS ⊠GO BACK

11 August 2005
APPENDIX 3B - ISSUE OF 23,921 OPTIONS UNDER THE ELEMENT SKATEBOARDING ACQUISITION

Options were issued to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements.

Appendix 3B - Issue of 23,921 Options to previous owners of Element



ANNOUNCEMENTS ⊠GO BACK

18 August 2005

UNLISTED SHARE OPTIONS RECONCILIATION

Confirmation to ASX of unlised options which have lapsed and the balance on issue.

Unlisted Share Options Reconciliation



ANNOUNCEMENTS ⊠GO BACK

18 August 2005
AMENDED 3B TO CONFIRM QUOTED SECURITIES ON ISSUE

Amended 3B to confirm quoted securities on issue



The Appendix 3B lodged on 11 August, 2005 contained an error in section 8 because the unlisted options issued on that day were inadvertently added to the total of listed securities. The correct number of securities quoted on ASX should be 206,508,047.

ANNOUNCEMENTS ⊠GO BACK

19 August 2005
FULL-YEAR RESULTS OVERVIEW

FULL YEAR RESULTS OVERVIEW



CEO and CFO overview of Billabong 04/05 financial year.

REPORTS & PRESENTATIONS

ANNUAL REPORT 2005 | ANNUAL REPORT 2004 | ANNUAL REPORT 2003 | ANNUAL REPORT 2002 | ANNUAL REPORT

30 June 2005
Release of Audited Financial Results

Ful

BILLABONG INTERNATIONAL LIMITED
FOR THE YEAR ENDED 30 JUNE 2005

Highlights

AFTER TAX PROFIT	$125.4 million	44.1% higher than the prior year
EARNINGS BEFORE INTEREST, TAX AND AMORTISATION (EBITA)	$191.1 million	40.5% higher than the prior year
EBITDA MARGIN	23.7% of sales	21.4% of sales in the prior year
EARNINGS PER SHARE	61 cents	41.9% higher than the prior year
FINAL FULLY FRANKED DIVIDEND	20.5 cents per share - equating to an annual fully franked dividend of 38 cents per share	43.4% higher than the prior year
SALES	$843.6 million	25.0% higher than the prior year
NET OPERATING CASHFLOW	$116.4 million	74.7% higher than the prior year
RETURN ON EQUITY	20.5%	15.6% in the prior year.

FOR FURTHER INFORMATION CONTACT :
Company Secretary on telephone + 61 7 5589 9899 or + 61 7 5589 9805

ANNOUNCEMENTS GO BACK

31 August 2005
APPENDIX 3B ISSUE OF 109,179 FULLY PAID ORDINARY SHARES

Appendix 3B - Issue of 109,179 Fully Paid Shares



Shares issued to Executives pursuant to the exercise of vested options in accordance with the Executive Incentive Option Plan.

ANNOUNCEMENTS GO BACK

16 September 2005
APPENDIX 3B - ISSUE OF 234,464 FULLY PAID ORDINARY SHARES

Appendix 3B - Issue of 234,464 Fully Paid Shares



Shares issued to Executives pursuant to the exercise of vested options in accordance with the Executive Incentive Option Plan.

ANNOUNCEMENTS GO BACK

20 September 2005
2004/05 Full Financial Report

The 2004/05 Full Financial Report is available in PDF format.

2004/05 Full Financial Report



ANNOUNCEMENTS GO BACK

20 September 2005
2004/05 Concise Annual Report

Concise Annual Report



The 2004/05 Concise Annual Report is available in PDF format.

ANNOUNCEMENTS ⊠GO BACK

20 September 2005
AGM documents despatched to shareholders - Explanatory Memorandum

Explanatory Memorandum



ANNOUNCEMENTS ⊠GO BACK

20 September 2005

AGM documents despatched to shareholders - Notice of Meeting

Notice of Meeting



Australian Securities &
Investments Commission





Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William Bass

Date signed
1 8 / 0 1 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,000	$5.35	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 4 / 0 1 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,038,865	307,041,836	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 4 / 0 1 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WILLIAM BASS

ASIC registered agent number (if applicable)
18735

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
WILLIAM BASS

Capacity
☐ Director
☒ Company secretary

Signature
William L Bass

Date signed
3 1 / 0 1 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	20,000	$5.35	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 1 / 0 1 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,058,865	307,148,836	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
3 1 / 0 1 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 1 / 0 2 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change: 0 1 / 0 2 / 0 5 [D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: BASS

Given names: WILLIAM LAURENCE

Date of birth: 1 4 / 0 5 / 5 7 [D D] [M M] [Y Y]

Place of birth (town/city): CROYDON

(state/country): VICTORIA

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change: / / [D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name:

Given names:

Date of birth: / / [D D] [M M] [Y Y]

Place of birth (town/city):

(state/country):

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
0 1 / 0 2 / 0 5
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: WHITE
Given names: JOHN CRAIG UTTERMARE

Date of birth
2 0 / 1 2 / 6 2
[D D] [M M] [Y Y]

Place of birth (town/city): HARARE
(state/country): ZIMBABWE

:her name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 24 ALFRED STREET

Suburb/City: MERMAID BEACH
State/Territory: QLD

Postcode: 4218
Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
    /   /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	38,796	$5.35	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 1 / 0 2 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,097,661	$307,356,392	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 1 / 0 2 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 8 / 0 2 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	51,787	$5.35	NIL
ORD	1,142	$6.32	NIL
ORD	2,286	$7.70	NIL
ORD	17,664	$9.39	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 8 / 0 2 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,170,540	$307,824,137	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 8 / 0 2 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
Craig White

Date signed
10 / 03 / 05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	23,847	$2.60	NIL
ORD	26,191	$4.90	NIL
ORD	25,000	$5.35	NIL
ORD	46,666	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 0 / 0 3 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,292,244	$308,526,220	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 0 / 0 3 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 2 / 0 3 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,693	$2.60	NIL
ORD	3,802	$4.90	NIL
ORD	7,188	$7.42	NIL
ORD	51,999	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 2 / 0 3 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,357,926	$309,026,379	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 2 / 0 3 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
0 1 / 0 4 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	26,165	$5.35	NIL
ORD	4,498	$6.32	NIL
ORD	9,006	$7.70	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 1 / 0 4 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,397,595	$309,264,135	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
0 1 / 0 4 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
1 3 / 0 5 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,944	$5.35	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 3 / 0 5 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,423,539	$309,402,935	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 3 / 0 5 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed
24 / 05 / 05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name: 9 AVALON ROAD

Suburb/City: ARMADALE

State/Territory: VIC

Postcode: 3143

Country (if not Australia)

Date of change
For members' address changes, use the date of change to the members' register

Date of change: 2 8 / 0 4 / 0 5 [D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family Name: JACKSON Given names: Margaret

Date of birth: 1 7 / 0 3 / 5 3 [D D] [M M] [Y Y]

Place of birth (town/city): WURRUGUL (state/country): VICTORIA

2 Family name Given names

Date of birth: / / [D D] [M M] [Y Y]

Place of birth (town/city) (state/country)

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified

☐ **Member's address**

1 Family name Given names

2 Family name Given names

When a member is a company, not a person

1 Company name (only if a member)

ACN/ARBN/ABN Country of incorporation (if not Australia)

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name: 23 ACANTHUS AVENUE

Suburb/City: BURLEIGH HEADS

State/Territory: QLD

Postcode: 4220

Country (if not Australia)

Date of change
For members' address changes, use the date of change to the members' register

Date of change: 2 8 / 0 4 / 0 5
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1
Family Name: WHITE
Given names: Craig
Date of birth: 2 0 / 1 2 / 6 2
[D D] [M M] [Y Y]
Place of birth (town/city): HARARE
(state/country): ZIMBABWE

2
Family name
Given names
Date of birth: / /
[D D] [M M] [Y Y]
Place of birth (town/city)
(state/country)

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified

☐ **Member's address**

1
Family name
Given names

2
Family name
Given names

When a member is a company, not a person

1
Company name (only if a member)

ACN/ARBN/ABN

Country of incorporation (if not Australia)

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 8 / 0 6 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	57,992	$5.35	NIL
ORD	5,617	$7.70	NIL
ORD	3,205	$6.32	NIL
ORD	500	$2.60	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 8 / 0 6 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,490,853	$309,777,999	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 8 / 0 6 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No